As filed with the Securities and Exchange Commission on September 28, 2023
Registration No. 333-273490

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.
3
TO

Form
S-4
REGISTRATION
STATEMENT
UNDER
THE SECURITIES
ACT
OF 1933

Frequency Therapeutics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2834	47-2324450
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
75 Hayden Avenue, Suite 300
Lexington, MA 02421
(781)
315-4600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David L. Lucchino
President and Chief Executive Officer
75 Hayden Avenue, Suite 300
Lexington, MA 02421
(781)
315-4600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bradley C. Faris John H. Chory Jennifer A. Yoon Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 948-6000	Ram Aiyar President and Chief Executive Officer Korro Bio, Inc. One Kendall Square, Building 600-700 Suite 6-401 Cambridge, MA 02139 (617) 468-1999	Kingsley L. Taft Marianne C. Sarrazin Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a
post-effective
amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or a smaller reporting company.
See
definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule
13e-4(i)
(Cross-Border
Issuer Tender Offer) ☐
Exchange Act Rule
14d-1(d)
(Cross-Border
Third-Party
Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED September 28, 2023

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Frequency Therapeutics, Inc. and Korro Bio, Inc.,

Frequency Therapeutics, Inc., a Delaware corporation, or Frequency, and Korro Bio, Inc., a Delaware corporation, or Korro Bio, entered into an Agreement and Plan of Merger, or the Merger Agreement, on July 14, 2023, pursuant to which a direct, wholly owned subsidiary of Frequency, Frequency Merger Sub, Inc., or Merger Sub, will merge with and into Korro Bio, with Korro Bio surviving as a direct, wholly owned subsidiary of Frequency, and the surviving corporation of the merger, which transaction is referred to herein as the Merger. Frequency following the Merger is also referred to herein as the combined company.

At the time the certificate of merger is filed with and accepted by the Secretary of State of the State of Delaware, or the Effective Time, as described in more detail in the section titled “The Merger—Effective Time of the Merger” beginning on page 190 of the accompanying proxy statement/prospectus, each share of Korro Bio common stock will be converted into the right to receive a number of shares of Frequency common stock equal to the total number of shares of Frequency common stock to be issued in the Merger multiplied by the applicable Korro Bio stockholder’s percentage interest in Korro Bio as set forth in the allocation certificate to be provided by Korro Bio, or the Allocation Certificate, and as described in more detail in the section titled “The Merger Agreement—Allocation Certificate” beginning on page 195 of the accompanying proxy statement/prospectus. The Korro Bio common stock that will be converted in the Merger includes Korro Bio common stock issued pursuant to the subscription agreement by and among Korro Bio and certain parties to purchase shares of Korro Bio’s common stock for an aggregate purchase price of approximately $117.3 million, which transaction is referred to as the Pre-Closing Financing. If any Korro Bio common stock outstanding immediately prior to the Effective Time is unvested or is subject to a repurchase option or a risk of forfeiture under any applicable agreement with Korro Bio, then the shares of Frequency common stock issued in exchange for such shares of Korro Bio common stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Frequency common stock will be marked with appropriate legends.

In connection with the Merger, each option to purchase shares of Korro Bio common stock outstanding as of immediately prior to the Effective Time shall automatically be converted, at the Effective Time, into an option to acquire the number of shares of Frequency common stock equal to the number of shares of Korro Bio common stock subject to such option as of immediately prior to the Effective Time multiplied by the exchange ratio formula in the Merger Agreement and rounding that result down to the nearest whole number of shares.

Each share of Frequency common stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares, subject to a proposed reverse stock split of Frequency’s issued and outstanding common stock at a ratio ranging from any whole number between 1-for-25 and 1-for-50 as determined by the Frequency board of directors in its discretion, or Reverse Stock Split, as described in the section titled “Matters Being Submitted to a Vote of Frequency Stockholders—Proposal No. 2: Approval of the Amendment to the Restated Certificate of Incorporation of Frequency Effecting the Reverse Stock Split” beginning on page 238 will be unaffected by the Merger. Each outstanding option to purchase shares of Frequency common stock, which is referred to as a Frequency Option, will remain outstanding and such options, subject to proportionate adjustment in accordance with the terms of Frequency’s 2019 Incentive Award Plan or

2014 Stock Incentive Plan, as applicable, to reflect the Reverse Stock Split and the issuance of the contingent value rights, or CVRs, will be unaffected by the Merger, provided that each Frequency Option that is outstanding and unvested will vest in full immediately prior to the Effective Time. Each restricted stock unit covering shares of Frequency common stock that is outstanding will remain outstanding and such restricted stock units, subject to proportionate adjustment in accordance with the terms of Frequency’s 2019 Incentive Award Plan to reflect the Reverse Stock Split and issuance of the CVRs, will be unaffected by the Merger, provided that each restricted stock unit award that vests solely based on the holder’s continued employment or service will vest in full immediately prior to the Effective Time.

Immediately after the Merger, Frequency securityholders as of immediately prior to the Merger are expected to own approximately 8% of the outstanding shares of the combined company on a fully-diluted basis and former Korro Bio securityholders (including purchasers in the Pre-Closing Financing) are expected to own approximately 92% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) a valuation of Frequency equal to $40.0 million, based on certain assumptions, including Frequency’s net cash as of the closing date of the Merger being equal to $25.0 million, (b) a valuation for Korro Bio equal to $325.6 million and (c) Korro Bio issuing approximately $117.3 million of Korro Bio common stock in the Pre-Closing Financing described elsewhere in this proxy statement/prospectus.

Shares of Frequency common stock are currently listed on The Nasdaq Capital Market, or Nasdaq, under the symbol “FREQ.” Frequency intends to file an initial listing application for the combined company with the Nasdaq Stock Market LLC. After completion of the Merger, Frequency will be renamed “Korro Bio, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “KRRO.” On September 27, 2023, the closing sale price of Frequency common stock was $0.3853 per share.

Frequency stockholders are cordially invited to attend the annual meeting of Frequency stockholders, or the Frequency Annual Meeting. Frequency is holding the Frequency Annual Meeting, on November 3, 2023, at 8:00 a.m. Eastern Time, unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the Merger or other matters. The Frequency Annual Meeting will be held entirely online. Frequency stockholders will be able to attend and participate in the Frequency Annual Meeting online by visiting www.proxydocs.com/FREQ where they will be able to listen to the meeting live, submit questions and vote. At the Frequency Annual Meeting, Frequency will ask its stockholders:

1.

To approve the issuance of shares of common stock of Frequency to stockholders of Korro Bio, Inc. pursuant to the terms of the Agreement and Plan of Merger dated as of July 14, 2023, by and among Frequency, Korro Bio, and Merger Sub, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, pursuant to which Merger Sub will merge with and into Korro Bio, with Korro Bio surviving as a wholly owned subsidiary of Frequency, and the surviving corporation of the merger and the change of control resulting from the merger;

2.

To approve an amendment to the Restated Certificate of Incorporation of Frequency, a copy of which is attached as Annex H to the accompanying proxy statement/prospectus, to effect a reverse stock split of Frequency’s issued and outstanding common stock at a ratio ranging from any whole number between 1-for-25 and 1-for-50, as determined by the Frequency board of directors in its discretion, subject to the Frequency board of directors’ authority to abandon such amendment;

3.

To elect David L. Lucchino as a Class I director to hold office until the annual meeting of stockholders to be held in 2026 and until his respective successor has been duly elected and qualified or until his earlier death, resignation or removal;

4.	To ratify, in a non-binding vote, the appointment of RSM US LLP as Frequency’s independent registered public accounting firm for the fiscal year ending December 31, 2023;

5.	To approve the 2023 Stock Option and Incentive Plan, a copy of which is attached as Annex I to the accompanying proxy statement/prospectus;

6.	To approve the 2023 Employee Stock Purchase Plan, a copy of which is attached as Annex J to the accompanying proxy statement/prospectus;

7.	To consider and vote upon an adjournment of the Frequency Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2; and

8.	To transact such other business as may properly come before the stockholders at the Frequency Annual Meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus, certain Frequency stockholders who in the aggregate owned approximately 3.2% of the outstanding shares of Frequency as of August 31, 2023, and certain Korro Bio stockholders who in the aggregate owned approximately 98% of the outstanding shares of Korro Bio common stock as of August 31, 2023, are parties to stockholder support agreements with Frequency and Korro Bio, respectively, whereby such stockholders have agreed to vote in favor of the approval of the transactions contemplated therein, including, with respect to such Korro Bio stockholders, adoption of the Merger Agreement and approval of the Merger and, with respect to such Frequency stockholders, the issuance of Frequency common stock in the Merger pursuant to the Merger Agreement, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the Merger Agreement, Korro Bio stockholders holding a sufficient number of shares of Korro Bio common stock to adopt the Merger Agreement and approve the Merger and related transactions will execute written consents providing for such adoption and approval.

After careful consideration, each of the Frequency and Korro Bio boards of directors have approved the Merger Agreement and have determined that it is advisable to consummate the Merger. The Frequency board of directors has approved the proposals described in the accompanying proxy statement/prospectus and unanimously recommends that its stockholders vote “FOR” the director nominee and “FOR” the other proposals described in the accompanying proxy statement/prospectus.

More information about Frequency, Korro Bio, the Merger Agreement and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Frequency urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 35 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Frequency and Korro Bio are excited about the opportunities the Merger brings to Frequency’s and Korro Bio’s stockholders and thank you for your consideration and continued support.

Sincerely,

David L. Lucchino President and Chief Executive Officer Frequency Therapeutics, Inc.	Ram Aiyar President and Chief Executive Officer Korro Bio, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated    , 2023 and is first being mailed to Frequency stockholders on or about    , 2023.

FREQUENCY THERAPEUTICS, INC.

75 HAYDEN AVENUE, SUITE 300

LEXINGTON, MA 02421

(781) 315-4600

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the stockholders of Frequency Therapeutics, Inc., or Frequency:

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of Frequency, or the Frequency Annual Meeting, will be held on November 3, 2023, at 8:00 a.m. Eastern Time, unless postponed or adjourned to a later date. The Frequency Annual Meeting will be held entirely online. You will be able to attend and participate in the Frequency Annual Meeting online by visiting www.proxydocs.com/FREQ where you will be able to listen to the Frequency Annual Meeting live, submit questions and vote.

The Frequency Annual Meeting will be held for the following purposes:

1.

To approve the issuance of shares of common stock of Frequency to stockholders of Korro Bio, Inc., or Korro Bio, pursuant to the terms of the Agreement and Plan of Merger dated as of July 14, 2023, by and among Frequency, Korro Bio, and Frequency Merger Sub, Inc., a direct, wholly owned subsidiary of Frequency, or Merger Sub, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, pursuant to which Merger Sub will merge with and into Korro Bio, with Korro Bio surviving as a wholly owned subsidiary of Frequency, and the surviving corporation of the merger, or the Merger, and the change of control resulting from the Merger;

2.

To approve an amendment to the Restated Certificate of Incorporation of Frequency, a copy of which is attached as Annex H to the accompanying proxy statement/prospectus, to effect a reverse stock split of Frequency’s issued and outstanding common stock at a ratio ranging from any whole number between 1-for-25 and 1-for-50, as determined by the Frequency board of directors in its discretion subject to the Frequency board of directors’ authority to abandon such amendment;

3.

To elect David L. Lucchino as a Class I director to hold office until the annual meeting of stockholders to be held in 2026 and until his respective successor has been duly elected and qualified or until his earlier death, resignation or removal;

4.	To ratify, in a non-binding vote, the appointment of RSM US LLP as Frequency’s independent registered public accounting firm for the fiscal year ending December 31, 2023;

5.	To approve the 2023 Stock Option and Incentive Plan a copy of which is attached as Annex I to the accompanying proxy statement/prospectus.

6.	To approve the 2023 Employee Stock Purchase Plan a copy of which is attached as Annex J to the accompanying proxy statement/prospectus.

7.	To consider and vote upon an adjournment of the Frequency Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2; and

8.	To transact such other business as may properly come before the stockholders at the Frequency Annual Meeting or any adjournment or postponement thereof.

Record Date:

Frequency’s board of directors has fixed September 28, 2023 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Frequency Annual Meeting and any adjournment or postponement thereof. Only holders of record of shares of Frequency common stock at the close of business on the record date are entitled to notice of, and to vote at, the Frequency Annual Meeting. At the close of business on the record date, Frequency had 36,926,285 shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the holders entitled to vote thereon, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 4, 5, 6 and 7. The plurality of the votes cast by the holders of shares present in attendance or represented by proxy at the Frequency Annual Meeting and entitled to vote on the matter, assuming a quorum is present, is required for approval of Proposal No. 3. Approval of Proposal Nos. 1 and 2 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1 and 2.

Even if you plan to attend the Frequency Annual Meeting, Frequency requests that you sign, date and promptly return the enclosed proxy card or vote by mail or online to ensure that your shares will be represented at the Frequency Annual Meeting. You may change or revoke your proxy at any time before it is voted at the Frequency Annual Meeting.

FREQUENCY’S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO FREQUENCY AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. FREQUENCY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FREQUENCY STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

By Order of Frequency’s Board of Directors,

David L. Lucchino

President and Chief Executive Officer

Lexington, MA

    , 2023

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission, or the SEC, by Frequency Therapeutics, Inc., or Frequency, constitutes a prospectus of Frequency under the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of common stock of Frequency to be issued (or reserved for issuance) to the securityholders of Korro Bio, Inc., or Korro Bio, pursuant to the Agreement and Plan of Merger dated as of July 14, 2023, by and among Frequency, Korro Bio and Frequency Merger Sub, Inc., a direct, wholly owned subsidiary of Frequency, or Merger Sub, as it may be amended from time to time, or the Merger Agreement, pursuant to which Merger Sub will merge with and into Korro Bio, with Korro Bio surviving as a wholly owned subsidiary of Frequency, and the surviving corporation of the merger, or the Merger. This document also constitutes a proxy statement of Frequency under Section 14(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. It also constitutes a notice of meeting with respect to the annual meeting of Frequency stockholders, or the Frequency Annual Meeting, at which Frequency stockholders will be asked to consider and vote, among other matters, on the issuance of the shares of Frequency common stock pursuant to the Merger Agreement and the change of control resulting from the Merger. Frequency following the Merger is referred to in this proxy statement/prospectus as the combined company.

Frequency has supplied all information contained in this proxy statement/prospectus relating to Frequency. Korro Bio has supplied all information contained in this proxy statement/prospectus relating to Korro Bio.

You should rely only on the information contained in this proxy statement/prospectus. Frequency and Korro Bio have not authorized anyone to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated     , 2023, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Neither the mailing of this proxy statement/prospectus to Frequency stockholders nor the issuance by Frequency of shares of Frequency common stock pursuant to the Merger Agreement will create any implication to the contrary.

Except where otherwise noted, the information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split of Frequency’s issued and outstanding common stock at a ratio ranging from any whole number between 1-for-25 and 1-for-50 as determined by the Frequency board of directors in its discretion, or Reverse Stock Split, described in the section titled “Matters Being Submitted to a Vote of Frequency Stockholders — Proposal No. 2: Approval of the Amendment to the Restated Certificate of Incorporation of Frequency Effecting the Reverse Stock Split” beginning on page 238 of this proxy statement/prospectus.

Frequency and Korro Bio have proprietary rights to trademarks, trade names and service marks appearing in this proxy statement/prospectus that are important to their respective businesses. Solely for convenience, the trademarks, trade names and service marks may appear in this proxy statement/prospectus without the ® and TM symbols, but any such references are not intended to indicate, in any way, that Frequency or Korro Bio forgo or will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners.

i

Treatment of Frequency Common Stock, Frequency Options, Frequency Restricted Stock Units and Frequency Performance Stock Units	199
Frequency Employee Stock Purchase Plan	199
Procedures for Exchanging Korro Bio Stock Certificates	199
Directors and Officers of Frequency Following the Merger	200
Amendment of the Restated Certificate of Incorporation of Frequency	200
Potential Asset Sale	200
Representations and Warranties	201
Covenants; Conduct of Business Pending the Merger	201
Contingent Value Rights	205
Non-Solicitation	205
Board Recommendation Change	207
Meeting of Frequency’s Stockholders and Written Consent of Korro Bio’s Stockholders	208
Regulatory Approvals	209
Indemnification and Insurance for Directors and Officers	209
2023 Plan and 2023 ESPP	210
Frequency 401(k) Plan	210
Additional Agreements	210
Conditions to the Completion of the Merger	211
Termination and Termination Fees	213
Amendment and Waiver	214
Fees and Expenses	215
AGREEMENTS RELATED TO THE MERGER	216
Support Agreements	216
Lock-Up Agreements	217
Contingent Value Rights Agreement	218
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	227
THE ANNUAL MEETING OF FREQUENCY STOCKHOLDERS	231
Date, Time and Place	231
Purposes of the Frequency Annual Meeting	231
Recommendation of the Frequency Board of Directors	231
Record Date and Voting Power	232
Voting and Revocation of Proxies	232
Required Vote	233
Solicitation of Proxies	236
Other Matters	236
MATTERS BEING SUBMITTED TO A VOTE OF FREQUENCY STOCKHOLDERS	237
PROPOSAL NO. 1: APPROVAL OF THE ISSUANCE OF COMMON STOCK IN THE MERGER AND THE CHANGE OF CONTROL RESULTING FROM THE MERGER	237
PROPOSAL NO. 2: APPROVAL OF THE AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF FREQUENCY EFFECTING THE REVERSE STOCK SPLIT	238
PROPOSAL NO. 3: TO ELECT DAVID L. LUCCHINO AS A CLASS I DIRECTOR	250
PROPOSAL NO. 4: TO RATIFY, IN A NON-BINDING VOTE, THE APPOINTMENT OF RSM US LLP AS FREQUENCY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR DECEMBER 31, 2023	254
PROPOSAL NO. 5: APPROVAL OF 2023 STOCK OPTION AND INCENTIVE PLAN	257
PROPOSAL NO. 6: APPROVAL OF 2023 EMPLOYEE STOCK PURCHASE PLAN	263
PROPOSAL NO. 7: APPROVAL OF ADJOURNMENT OF THE FREQUENCY ANNUAL MEETING	267
FREQUENCY’S BUSINESS	268
KORRO BIO’S BUSINESS	286
FREQUENCY MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	338

Annex A—Agreement and Plan of Merger

Annex B—Opinion of Cowen and Company, LLC

Annex C—Form of Frequency Stockholder Support Agreement

Annex D—Form of Korro Bio Stockholder Support Agreement

Annex E—Form of Contingent Value Rights Agreement

Annex F—Form of Frequency Lock-Up Agreement

Annex G—Form of Korro Bio Lock-Up Agreement

Annex H—Certificate of Amendment Effecting the Reverse Stock Split

Annex I—2023 Stock Option and Incentive Plan

Annex J—2023 Employee Stock Purchase Plan

Annex K—Appraisal Rights (Section 262 of the Delaware General Corporation Law)

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements relating to Frequency, Korro Bio, the Merger, the combined company, and the other proposed transactions.

These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as Frequency and Korro Bio cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements include, but are not limited to, any statements regarding the strategies, prospects, plans, expectations or objectives of management of Frequency or Korro Bio for future operations of the combined company, the progress, scope or timing of the development of the combined company’s product candidates, the benefits that may be derived from any future products or the commercial or market opportunity with respect to any future products of the combined company, the ability of the combined company to protect its intellectual property rights, the anticipated operations, financial position, ability to raise capital to fund operations, revenues, costs or expenses of Frequency, Korro Bio or the combined company, statements regarding future economic conditions or performance, statements of belief and any statement of assumptions underlying any of the foregoing. Forward-looking statements may also include any statements regarding the approval and closing of the Merger, including the timing of the consummation of the Merger, Frequency’s ability to solicit a sufficient number of proxies to approve the Merger, satisfaction of conditions to the completion of the Merger, the expected benefits of the Merger, the ability of Frequency and Korro Bio to complete the Merger and any statement of assumptions underlying any of the foregoing.

For a discussion of the factors that may cause Frequency, Korro Bio or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of Frequency and Korro Bio to complete the Merger and the effect of the Merger on the business of Frequency, Korro Bio and the combined company, see the section titled “Risk Factors” beginning on page 35 of this proxy statement/prospectus.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Frequency, Korro Bio or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date of this proxy statement/prospectus. Frequency and Korro Bio do not undertake any obligation to (and expressly disclaim any such obligation to) publicly update any forward-looking statement to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS

The following section provides answers to frequently asked questions about the Merger, general information about the Frequency Annual Meeting and voting. For some questions, this section provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Questions and Answers About the Merger

Q: What is the Merger?

A: Frequency and Korro Bio have entered into the Merger Agreement, dated as of July 14, 2023, a copy of which is attached as Annex A to this proxy statement/prospectus. The Merger Agreement contains the terms and conditions of the proposed business combination of Frequency and Korro Bio. Pursuant to the Merger Agreement, Merger Sub, a direct, wholly owned subsidiary of Frequency, will merge with and into Korro Bio, with Korro Bio surviving as a wholly owned subsidiary of Frequency and the surviving corporation. In connection with the Merger, Frequency will change its corporate name to “Korro Bio, Inc.” In connection with the Merger, Frequency is focusing on pursuing strategic alternatives for its program to develop a product candidate designed to activate oligodendrocyte precursor cells with the goal of inducing remyelination and functional recovery for individuals living with multiple sclerosis, or the MS Program, including the sale of the MS Program. Upon completion of the Merger, the business of Korro Bio will continue as the business of the combined company.

The Korro Bio securityholders as of immediately before the Merger (including purchasers in the Pre-Closing Financing) are expected to own approximately 92% of the aggregate number of shares of the combined company’s common stock on a fully-diluted basis, and Frequency securityholders immediately before the Merger are expected to own approximately 8% of the aggregate number of shares of the combined company common stock on a fully-diluted basis, in each case subject to certain assumptions, including, but not limited to, (a) a valuation of Frequency equal to $40.0 million, based on certain assumptions, including Frequency’s net cash as of the closing date of the Merger being equal to $25.0 million, (b) a valuation for Korro Bio equal to $325.6 million and (c) Korro Bio issuing approximately $117.3 million of Korro Bio common stock in the Pre-Closing Financing described elsewhere in this proxy statement/prospectus. Frequency estimates that its net cash as of August 31, 2023 was approximately $42.2 million. Frequency expects that the sale of equipment and return of security deposits prior to the closing of the Merger will provide approximately $2.0 million and $1.7 million, respectively, assuming the closing of the Merger in the fourth quarter of 2023. Prior to the closing of the Merger, Frequency expects that its net cash will decrease after deducting certain costs and expenses, including legal costs of approximately $6.9 million, advisory fees of approximately $2.5 million, operating expenses of approximately $2.0 million, severance costs of approximately $5.9 million, lease expenses of approximately $1.4 million and insurance expenses of approximately $2.1 million, assuming the closing of the Merger in the fourth quarter of 2023.

At the Effective Time, each share of Korro Bio common stock will be converted into the right to receive a number of shares of Frequency common stock equal to the total number of shares of Frequency common stock to be issued in the Merger multiplied by the applicable Korro Bio stockholder’s percentage interest in Korro Bio as set forth in the Allocation Certificate, and as described in more detail in the section titled “The Merger Agreement—Allocation Certificate” beginning on page 195 of the accompanying proxy statement/prospectus. If any Korro Bio common stock outstanding immediately prior to the Effective Time is unvested or is subject to a repurchase option or a risk of forfeiture under any applicable agreement with Korro Bio, then the shares of Frequency common stock issued in exchange for such shares of Korro Bio common stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Frequency common stock will be marked with appropriate legends. Each option to purchase shares of Korro Bio common stock outstanding as of immediately prior to the Effective Time shall automatically be converted, at the Effective Time, into an option to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions), the number of shares of Frequency common stock equal to the number of shares of Korro Bio common stock subject to such option as of immediately prior to the Effective Time multiplied by the exchange ratio formula in the Merger Agreement and rounding that result down to the nearest whole number of shares, as described in more detail in the sections titled “The Merger Agreement—Treatment of Korro Bio Warrants” and “The Merger Agreement—Treatment of Korro Bio Options” beginning on page 198 of this proxy statement/prospectus.

Each outstanding Frequency Option will remain outstanding and such options, subject to proportionate adjustment in accordance with the terms of Frequency’s 2019 Incentive Award Plan or 2014 Stock Incentive Plan, as applicable, to reflect the Reverse Stock Split and the issuance of the CVRs, will be unaffected by the Merger, provided that each such Frequency Option that is unvested will vest in full immediately prior to the Effective Time. Each restricted stock unit award covering shares of Frequency common stock that is outstanding will remain outstanding and such restricted stock unit awards, subject to proportionate adjustment in accordance with the terms of Frequency’s 2019 Incentive Award Plan to reflect the Reverse Stock Split and issuance of the CVRs, will be unaffected by the Merger, provided that each restricted stock unit award that vests solely based on the holder’s continued employment or service will vest in full immediately prior to the Effective Time.

Q: Why are the two companies proposing to combine?

A: Frequency and Korro Bio believe that combining the two companies will result in a company with a robust pipeline, strong leadership team and substantial capital resources, positioning it to become a leading company researching, developing and commercializing therapies for diseases. For a more complete description of the reasons for the Merger, please see the sections titled “The Merger—Frequency Reasons for the Merger” and “The Merger—Korro Bio Reasons for the Merger” beginning on pages 170 and 173, respectively, of this proxy statement/prospectus.

Q: What will Korro Bio stockholders and optionholders receive in the Merger?

A: Korro Bio stockholders will receive shares of Frequency common stock, and Korro Bio optionholders will receive options to purchase Frequency common stock. The Korro Bio securityholders as of immediately before the Merger (including purchasers in the Pre-Closing Financing) are expected to own approximately 92% of the aggregate number of shares of the combined company’s common stock on a fully-diluted basis, and Frequency securityholders immediately before the Merger are expected to own approximately 8% of the aggregate number of shares of the combined company common stock on a fully-diluted basis, in each case subject to certain assumptions, including, but not limited to, (a) a valuation of Frequency equal to $40.0 million, based on certain assumptions, including Frequency’s net cash as of the closing date of the Merger being equal to $25.0 million, (b) a valuation for Korro Bio equal to $325.6 million and (c) Korro Bio issuing approximately $117.3 million of Korro Bio common stock in the Pre-Closing Financing described elsewhere in this proxy statement/prospectus. If any Korro Bio common stock outstanding immediately prior to the Effective Time is unvested or is subject to a repurchase option or a risk of forfeiture under any applicable agreement with Korro Bio, then the shares of Frequency common stock issued in exchange for such shares of Korro Bio common stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Frequency common stock will be marked with appropriate legends.

In connection with the Merger, each option to purchase shares of Korro Bio common stock outstanding as of immediately prior to the Effective Time shall automatically be converted, at the Effective Time, into an option to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions), the number of shares of Frequency common stock equal to the number of shares of Korro Bio common stock subject to such option as of immediately prior to the Effective Time multiplied by the exchange ratio formula in the Merger Agreement and rounding that result down to the nearest whole number of shares, and will be eligible to be registered on Form S-8.

For a more complete description of what Korro Bio stockholders and optionholders will receive in the Merger, please see the sections titled “The Merger Agreement—Merger Consideration,” “The Merger Agreement—Treatment of Korro Bio Warrants” and “The Merger Agreement—Treatment of Korro Bio Options” beginning on pages 194, and 198, respectively, of this proxy statement/prospectus.

Q: Will the common stock of the combined company trade on an exchange?

A: Shares of Frequency common stock are currently listed on The Nasdaq Capital Market, or Nasdaq, under the symbol “FREQ.” Frequency intends to file an initial listing application for the combined company with the Nasdaq Stock Market LLC. After completion of the Merger, Frequency will be renamed “Korro Bio, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “KRRO.”

Q: Who will be the directors of the combined company following the Merger?

A: Immediately following the Merger, the combined company’s board of directors will be composed of six members, consisting of (i) four current Korro Bio board members, namely Ram Aiyar, Ali Behbahani, Nessan Bermingham, and Jean-Francois Formela, (ii) one member to be determined by mutual agreement of the Frequency board designee and the Korro Bio board designees, namely Timothy Pearson, who meets Nasdaq’s independence requirements, and (iii) one current Frequency board member, namely David L. Lucchino. The staggered structure of the Frequency board of directors will remain in place for the combined company following the completion of the Merger. The Frequency board of directors has determined that each of the directors other than Ram Aiyar and David L. Lucchino meet the Nasdaq independence requirements.

It is anticipated the director classes of the combined company board of directors will be as follows:

•	Class I directors (term ending 2026): Nessan Bermingham and David L. Lucchino.

•	Class II directors (term ending 2024): Ali Behbahani and Timothy Pearson.

•	Class III directors (term ending 2025): Ram Aiyar and Jean-Francois Formela.

Q: Who will be the executive officers of the combined company immediately following the Merger?

A: Immediately following the Merger, the executive management team of the combined company is expected to consist of members of the Korro Bio executive management team prior to the Merger, including:

Name	Title
Ram Aiyar	President and Chief Executive Officer
Steve Colletti	Chief Scientific Officer
Vineet Agarwal	Chief Financial Officer
Todd Chappell	Chief Operating Officer
Shelby Walker	General Counsel

Q: When do you expect the Merger to be consummated?

A: The Merger is anticipated to close in the fourth quarter of 2023, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 211 of this proxy statement/prospectus.

Q: As a Frequency stockholder, how does Frequency’s board of directors recommend that I vote?

A: After careful consideration, Frequency’s board of directors unanimously recommends that Frequency stockholders vote “FOR” the director nominee and “FOR” all of the proposals.

Q: What risks should I consider in deciding whether to vote in favor of the Merger?

A: You should carefully review the section titled “Risk Factors” beginning on page 35 of this proxy statement/prospectus, which set forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Frequency and Korro Bio, as independent companies, are subject.

Q: What is the Korro Bio Pre-Closing Financing?

A: On July 14, 2023, concurrently with the execution and delivery of the Merger Agreement, Korro Bio entered into a subscription agreement, or the Subscription Agreement, with certain accredited investors named therein, including Surveyor Capital (a Citadel company), Cormorant Asset Management LP, Atlas Venture Fund, New Enterprise Associates, Platanus Investment LLC, Qiming Venture Partners USA, Eventide Asset Management, Fidelity Management & Research Company LLC, Invus Public Equities LP, Point72 Biotech Private Investments, LLC, among others, pursuant which the investors agreed to purchase shares of Korro Bio common stock, at a price of $2.78 per share, for aggregate gross proceeds of approximately $117.3 million to Korro Bio, which private placement is referred to herein as the Pre-Closing Financing. The closing of the Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the Merger as well as certain other conditions. Immediately after the Merger, the shares of Korro Bio common stock issued in the Pre-Closing Financing are expected to represent approximately 9.61% of the outstanding shares of the combined company. Frequency, Korro Bio and the investors participating in the Pre-Closing Financing have also agreed to enter into the registration rights agreement at the closing of the Pre-Closing Financing, pursuant to which, among other things, the combined company will agree to provide for the registration and resale of certain shares of Frequency common stock that are held by the investors participating in the Pre-Closing Financing from time to time.

Q: What are the CVRs being issued to Frequency stockholders?

A: Prior to the Effective Time, unless (i) the disposition of any of Frequency’s assets related to its multiple sclerosis program, or the MS Asset Disposition, has been consummated prior to or on the closing date of the Merger and (ii) all proceeds from the MS Asset Disposition are taken into account in the final Frequency Net Cash and there are no contingent payments, licenses, fees or royalties, equity securities or other non-cash assets or rights that may be payable by any acquiror of any of Frequency’s assets related to its multiple sclerosis program, or MS Assets, or otherwise as a result of the MS Asset Disposition after the closing of the Merger, Frequency and Computershare Trust Company, N.A. and Computershare Inc., collectively as the Rights Agent, will enter into a Contingent Value Rights Agreement, or the CVR Agreement, pursuant to which Frequency stockholders of record as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one CVR for each outstanding share of Frequency common stock held by such stockholder on such date. On or prior to the date of the CVR Agreement, Frequency will pay the fees of the Rights Agent, which Frequency expects to be approximately $10,000, plus reimbursement of out-of-pocket expenses. A copy of the form of CVR Agreement is included as Annex E to this proxy statement/prospectus.

The CVRs represent the contractual right to receive payments from Frequency upon the actual receipt by Frequency or its subsidiaries of cash consideration that is paid to or received by Frequency or its subsidiaries as a result of any MS Asset Disposition or revenue received from the license of its MS Assets, or as a result of Frequency’s equity ownership in any subsidiary that is established to hold such assets or the subsequent disposition of any such equity securities, or, collectively, the CVR Milestones, net of certain income taxes required to be paid in cash, transaction costs and certain other expenses.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no CVR Milestones occur, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any CVR Milestones will be achieved or that any holders of CVRs will receive payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Frequency or the combined company or any of its subsidiaries. No interest will accrue on any amounts payable in respect of the CVRs.

For a more detailed description of the CVRs and the CVR Agreement, see “Agreements Related to the Merger—Contingent Value Rights Agreement” beginning on page 218 of this proxy statement/prospectus.

Q: What are the material U.S. federal income tax consequences of the issuance of the CVRs and of the receipt of payments on the CVRs (if any) to holders of Frequency common stock?

A: The U.S. federal income tax treatment of the CVRs and payments (if any) thereon is uncertain. Except to the extent otherwise required pursuant to a change in applicable law after the date of the CVR Agreement, neither Frequency nor the Rights Agent will report the issuance of the CVRs as a current distribution and will report each payment (if any) on the CVRs as a distribution by Frequency for U.S. federal income tax purposes. This position may be challenged by the Internal Revenue Service, or the IRS, in which case holders of Frequency common stock could be required to recognize taxable income in respect of the issuance of the CVRs without a corresponding receipt of cash. See the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Frequency Common Stock” beginning on page 222 for a discussion of the material U.S. federal income tax consequences of the issuance of the CVRs and the receipt of payments (if any) thereon to holders of Frequency common stock.

Q: What are the material U.S. federal income tax consequences of the Merger to holders of Korro Bio common stock?

A: Frequency and Korro Bio intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. Assuming the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, subject to the limitations and qualifications described in the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 227, holders of Korro Bio common stock that exchange their Korro Bio stock for Frequency common stock in the Merger generally should not recognize gain or loss for U.S. federal income tax purposes on such exchange. However, if the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Merger would be a taxable transaction to U.S. Holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Merger”), but Non-U.S. Holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Merger”) generally would not be subject to U.S. federal income tax on any gain realized in connection with the Merger.

The closing of the Merger is not conditioned upon the receipt of an opinion of counsel or a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger, and no opinion of counsel or ruling from the IRS will be requested regarding such treatment. Accordingly, there can be no assurance that the IRS will not challenge the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code or that a court will not sustain such a challenge by the IRS.

The tax consequences to you of the Merger will depend on your particular facts and circumstances. Please consult your tax advisor as to the tax consequences of the Merger in your particular circumstances, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 227.

Questions and Answers About the Frequency Annual Meeting and Voting

Q: Who is entitled to vote at the Frequency Annual Meeting?

A: Holders of record of shares of Frequency common stock as of the close of business on September 28, 2023, or the Record Date, are entitled to notice of and to vote at the Frequency Annual Meeting and any continuation, postponement or adjournment thereof. At the close of business on the Record Date, there were 36,926,285 shares of Frequency common stock issued and outstanding and entitled to vote. Each share of Frequency common stock is entitled to one vote on any matter presented to stockholders at the Frequency Annual Meeting.

Q: How do I attend the Frequency Annual Meeting?

A: The Frequency Annual Meeting will be held on November 3, 2023 at 8:00 a.m. Eastern Time via a live webcast. Prior registration at www.proxydocs.com/FREQ to attend the Frequency Annual Meeting is required by 7:59 a.m. Eastern

Time on November 3, 2023, or the Registration Deadline. You will need the control number that appears on your proxy card, or the Control Number, to register to attend the meeting. If your shares are held in “street name”, you should use your Control Number provided on your notice or voting instruction form, or otherwise vote through the bank, broker or other nominee. The meeting webcast will begin promptly at 8:00 a.m. Eastern Time. You are encouraged to access the meeting prior to the start time. Frequency will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website by calling the technical support number provided by email one hour prior to the Frequency Annual Meeting. After completion of your registration by the Registration Deadline, further instructions, including a unique link to access the Frequency Annual Meeting, will be emailed to you. For any questions on how to register for the Frequency Annual Meeting, please contact Frequency’s General Counsel, James P. Abely, at (781) 315-4623 or jabely@frequencytx.com.

Q: What proposals will be voted on at the Frequency Annual Meeting in connection with the Merger?

A: Pursuant to the terms of the Merger Agreement, Proposal No. 1 to approve the issuance of shares of common stock of Frequency to stockholders of Korro Bio, pursuant to the terms of the Merger Agreement and the change of control resulting from the Merger must be approved by the requisite stockholder vote at the Frequency Annual Meeting in order for the Merger to close. Proposal No. 1 is referred to in this proxy statement/prospectus as the Merger Proposal. Approval of the Merger Proposal is a condition to completion of the Merger. Approval of Proposal No. 2, to amend Frequency’s Restated Certificate of Incorporation to effect the Reverse Stock Split, is also a condition to completion of the Merger. Therefore, the Merger cannot be consummated without the approval of the Merger Proposal and Proposal No. 2.

In addition, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived for the Merger to close. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 211 of this proxy statement/prospectus.

Q: What proposals are to be voted on at the Frequency Annual Meeting, other than in connection with the Merger?

A: At the Frequency Annual Meeting, the holders of Frequency common stock will also be asked to consider the following proposals:

•

Proposal No. 3 to elect David L. Lucchino as a Class I director to hold office until the annual meeting of stockholders to be held in 2026 and until his respective successor has been duly elected and qualified or until his earlier death, resignation or removal;

•	Proposal No. 4 to ratify, in a non-binding vote, the appointment of RSM US LLP as Frequency’s independent registered public accounting firm for the fiscal year ending December 31, 2023;

•	Proposal No. 5 to approve the 2023 Stock Option and Incentive Plan;

•	Proposal No. 6 to approve the 2023 Employee Stock Purchase Plan; and

•

Proposal No. 7 to consider and vote upon an adjournment of the Frequency Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Merger Proposal and Proposal No. 2.

The approval of Proposal Nos. 3, 4, 5, 6 and 7 are not a condition to the Merger closing.

Q: What are the material U.S. federal income tax consequences of the proposed Reverse Stock Split to U.S. Holders of Frequency common stock?

A: A U.S. Holder (as defined in the section titled “Matters Being Submitted to a Vote of Frequency Stockholders—Proposal No. 2: Approval of the Amendment to the Restated Certificate of Incorporation of

Frequency Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split to U.S. Holders of Frequency Common Stock” beginning on page 247 of Frequency common stock generally should not recognize gain or loss upon the proposed Reverse Stock Split, except to the extent such holder receives cash in lieu of a fractional share of Frequency common stock, and subject to the discussion in the section titled “Matters Being Submitted to a Vote of Frequency Stockholders—Proposal No. 2: Approval of the Amendment to the Restated Certificate of Incorporation of Frequency Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split to U.S. Holders of Frequency Common Stock” beginning on page 247, which provides a more complete description of the material U.S. federal income tax consequences of the Reverse Stock Split to U.S. Holders of Frequency common stock, including possible alternative treatments.

Q: As a Frequency stockholder, how does Frequency’s board of directors recommend that I vote?

A: After careful consideration, Frequency’s board of directors unanimously recommends that Frequency stockholders vote “FOR” the director nominee and “FOR” all of the proposals.

Q: How do I vote my shares?

A: Frequency recommends that stockholders vote by proxy even if they plan to attend the Frequency Annual Meeting and vote electronically. If you are a stockholder of record, there are three ways to vote by proxy:

•	by Telephone—You can vote by telephone by calling 1-866-390-5362 and following the instructions on the proxy card;

•	by Internet—You can vote over the Internet at www.proxypush.com/FREQ by following the instructions on the proxy card; or

•	by Mail—You can vote by mail by signing, dating and mailing the proxy card, which you may have received by mail.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on November 2, 2023.

If your shares are held in “street name” by a bank, broker or other nominee, you will receive instructions on how to vote from the bank, broker or other nominee. You must follow the instructions of such bank, broker or other nominee in order for your shares to be voted.

Q: How can I vote my shares at the Frequency Annual Meeting?

A: If you have registered to attend the Frequency Annual Meeting, you may vote at the Frequency Annual Meeting through www.proxydocs.com/FREQ. To be admitted to the Frequency Annual Meeting and vote your shares, you must register by the Registration Deadline and provide the Control Number. Even if you plan to attend the Frequency Annual Meeting, you are encouraged to vote in advance by Internet, telephone or mail so that your vote will be counted even if you later decide not to attend the Frequency Annual Meeting.

Q: What is the difference between being a “record holder” and holding shares in “street name”?

A: A record holder (also called a “registered holder”) holds shares in his or her name. Shares held in “street name” means that shares are held in the name of a bank, broker or other nominee on the holder’s behalf.

Q: What do I do if my shares are held in “street name”?

A: If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the “beneficial owner” of shares held in “street name.” This proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee on how to vote your shares by following their instructions for voting. Please refer to the information from your bank, broker or other nominee on how to submit your voting instructions. In addition, if you are a “street name” stockholder, you are invited to attend and vote your shares at the Frequency Annual Meeting live via webcast so long as you register to attend the Frequency Annual Meeting at www.proxydocs.com/FREQ by the Registration Deadline and have requested a legal proxy from your broker, bank, or nominee.

Q: What are broker non-votes?

A: A “broker non-vote” occurs when shares held by a broker in “street name” for a beneficial owner are not voted with respect to a proposal because (1) the broker has not received voting instructions from the stockholder who beneficially owns the shares and (2) the broker lacks the authority to vote the shares at their discretion.

Under current NYSE interpretations that govern broker non-votes, the Merger Proposal, Proposal No. 3 for the election of a director, Proposal No. 5 to approve the 2023 Stock Option and Incentive Plan, Proposal No. 6 to approve the 2023 Employee Stock Purchase Plan and Proposal No. 7 to adjourn the meeting to seek additional proxies are considered non-discretionary matters, and a broker does not have the authority to vote uninstructed shares at its discretion on such proposals. Proposal No. 2 to amend Frequency’s Restated Certificate of Incorporation to effect a reverse stock split of Frequency common stock and Proposal No. 4 for the ratification of the appointment of RSM US LLP as Frequency’s independent registered public accounting firm are considered discretionary matters, and a broker is permitted to exercise its discretion to vote uninstructed shares on these proposals.

Q: How many shares must be present to hold the Frequency Annual Meeting?

A: A quorum must be present at the Frequency Annual Meeting for any business to be conducted. The holders of a majority in voting power of Frequency capital stock issued and outstanding and entitled to vote, present by remote communication or represented by proxy, constitutes a quorum. If you sign and return your paper proxy card or authorize a proxy to vote electronically or telephonically, your shares will be counted to determine whether there is a quorum even if you abstain or fail to vote.

Broker non-votes will also be considered present for the purpose of determining whether there is a quorum for the Frequency Annual Meeting.

Q: What if a quorum is not present at the Frequency Annual Meeting?

A: If a quorum is not present or represented at the scheduled time of the Frequency Annual Meeting, (i) the chairperson of the Frequency Annual Meeting or (ii) a majority in voting power of the stockholders entitled to vote at the Frequency Annual Meeting, present by remote communication or represented by proxy, may adjourn the Frequency Annual Meeting until a quorum is present or represented.

Q: How many votes are required to approve each proposal?

A: The table below summarizes the proposals that will be voted on, the vote required to approve each item and how votes are counted:

Proposal	Votes Required	Voting Options	Impact of “Withhold” or “Abstain” Votes	Broker Discretionary Voting Allowed
Proposal No. 1: Approval of the Issuance of Common Stock in the Merger and the Change of Control Resulting from the Merger	The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the holders entitled to vote thereon.	“FOR” “AGAINST” “ABSTAIN”	None(1)	No(3)

Proposal No. 2: Approval of the Amendment to the Restated Certificate of Incorporation of Frequency Effecting the Reverse Stock Split	The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the holders entitled to vote thereon.	“FOR” “AGAINST” “ABSTAIN”	None(1)	Yes(4)

Proposal No. 3: Election of David L. Lucchino as a Class I Director	The plurality of the votes cast by the holders of shares present in attendance or represented by proxy at the Frequency Annual Meeting and entitled to vote thereon.	“FOR” “WITHHOLD”	None(2)	No(3)

Proposal No. 4: Ratification of Appointment of Independent Registered Public Accounting Firm	The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the holders entitled to vote thereon.	“FOR” “AGAINST” “ABSTAIN”	None(1)	Yes(4)

Proposal No. 5: Approval of the 2023 Stock Option and Incentive Plan	The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the holders entitled to vote thereon.	“FOR” “AGAINST” “ABSTAIN”	None(1)	No(3)

Proposal	Votes Required	Voting Options	Impact of “Withhold” or “Abstain” Votes	Broker Discretionary Voting Allowed

Proposal No. 6: Approval of the 2023 Employee Stock Purchase Plan	The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the holders entitled to vote thereon.	“FOR” “AGAINST” “ABSTAIN”	None(1)	No(3)

Proposal No. 7: Approval of Adjournment of the Frequency Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposals Nos. 1 and 2	The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the holders entitled to vote thereon.	“FOR” “AGAINST” “ABSTAIN”	None(1)	No(3)

(1)	A vote marked as an “abstention” is not considered a vote cast and will, therefore, not affect the outcome of this proposal.
(2)	Votes that are “withheld” will have the same effect as an abstention and will not count as a vote “FOR” or “AGAINST” a director, because directors are elected by plurality voting.
(3)	As this proposal is not considered a discretionary matter, brokers lack authority to exercise their discretion to vote uninstructed shares on this proposal.
(4)

As this proposal is considered a discretionary matter, brokers are permitted to exercise their discretion to vote uninstructed shares on this proposal. Frequency does not expect any broker non-votes in connection with this proposal.

The directors and certain executive officers of Frequency have entered into stockholder support agreements pursuant to which they have agreed to vote all shares of Frequency common stock owned by them as of the Record Date in favor of Proposal Nos. 1 and 2 and against any competing “acquisition proposal” (as defined in the support agreements). As of the Record Date, the directors and certain executive officers of Frequency owned or controlled approximately 2.4% of the outstanding shares of Frequency common stock entitled to vote at the Frequency Annual Meeting.

Q: What happens if I do not vote or submit a proxy but do not provide voting instructions?

A: Failure to vote will have no effect on any of the proposals. If you submit a proxy but do not provide any voting instructions, the persons named as proxies will vote in accordance with the recommendations of the Frequency board of directors. The Frequency board of director’s recommendations are set forth above, as well as with the description of each proposal in this proxy statement/prospectus.

Q: Can I revoke or change my vote after I submit my proxy?

A: Yes. Whether you have voted by Internet, telephone or mail, if you are a stockholder of record, you may change your vote and revoke your proxy by:

•

sending a written statement to that effect to the attention of Frequency’s Secretary at Frequency’s corporate offices at 75 Hayden Avenue, Lexington, MA 02421, provided such statement is received no later than November 2, 2023;

•	voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m. Eastern Time on November 2, 2023;

•	submitting a properly signed proxy card with a later date that is received no later than November 2, 2023; or

•	attending the Frequency Annual Meeting, revoking your proxy and voting electronically, provided you have registered for the meeting by the Registration Deadline.

If you hold shares in “street name”, you may submit new voting instructions by contacting your bank, broker or other nominee. If you are a “street name” stockholder, you are invited to attend and vote your shares at the Frequency Annual Meeting live via webcast so long as you register to attend the Frequency Annual Meeting at www.proxydocs.com/FREQ by the Registration Deadline.

Your most recent proxy card or telephone or Internet proxy is the one that is counted. Your attendance at the Frequency Annual Meeting by itself will not revoke your proxy unless you give written notice of revocation to Frequency before your proxy is voted or you vote electronically at the Frequency Annual Meeting.

Q: Who counts the votes?

A: A representative of Mediant Communications Inc. has been engaged as Frequency’s independent agent to tabulate stockholder votes.

Q: Who is paying for this proxy solicitation?

A: Frequency will pay the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Frequency common stock for the forwarding of solicitation materials to the beneficial owners of Frequency common stock. Frequency will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Frequency has retained Morrow Sodali LLC, or Morrow Sodali, to assist it in soliciting proxies. Frequency will pay the fees of Morrow Sodali, which Frequency expects to be approximately $45,000, plus reimbursement of out-of-pocket expenses.

Q:  How can I find out the results of the voting at the Frequency Annual Meeting?

A: Preliminary voting results will be announced at the Frequency Annual Meeting. Final voting results will be published in a Current Report on Form 8-K, or Form 8-K, that Frequency will file with the SEC within four business days after the Frequency Annual Meeting. If final voting results are not available in time to file a Form 8-K within four business days after the Frequency Annual Meeting, Frequency intends to file a Form 8-K to publish preliminary results and, within four business days after the final results are known, file an additional Form 8-K to publish the final results.

Q: What does it mean if I receive more than one set of proxy materials?

A: It means that your shares are held in more than one account at the transfer agent and/or with banks, brokers or other nominees in “street name” as described below. Please vote all of your shares. To ensure that all of your shares are voted, for each set of proxy materials, please submit your proxy by phone, via the Internet, or, if you received printed copies of the proxy materials, by signing, dating and returning the enclosed proxy card in the enclosed envelope.

Q: Who can help answer my questions?

A: If you are a Frequency stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Frequency Annual Meeting, including the procedures for voting your shares, you should contact:

Frequency Therapeutics, Inc.

75 Hayden Avenue, Suite 300

Lexington, Massachusetts 02421

Telephone: Tel: (781) 315-4600

Attn: James Abely

If your shares are held in street name, please contact the your bank, broker or other nominee.

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger and the proposals being considered at the Frequency Annual Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus.

The Companies

Frequency Therapeutics, Inc.

75 Hayden Avenue, Suite 300

Lexington, MA 02421

Telephone: (781) 315-4600

Frequency’s business has focused on developing therapeutics that activate a person’s innate regenerative potential through its proprietary approach, called progenitor cell activation, or PCA. Frequency first applied its PCA approach for the restoration of the cochlea, with a focus on treating sensorineural hearing loss, or SNHL. Beginning in 2019, Frequency ran five clinical studies of FX-322 aimed at understanding safety as well as severities and etiologies that FX-322 might treat and the appropriate dose regime. In 2021, Frequency commenced its sixth study, a Phase 2b clinical trial of FX-322, or the FX-322-208 study, and introduced a second hearing program, FX-345, which Frequency believed might expand the opportunity to treat different types of SNHL. In February 2023, Frequency announced that the FX-322-208 study failed to achieve its primary endpoint of an improvement in speech perception. Frequency decided to discontinue the FX-322 development program and, given the similarities between the mechanisms of FX-322 and FX-345, decided to discontinue the FX-345 development program as well. Following this decision, Frequency focused its efforts on developing a product candidate designed to activate oligodendrocyte precursor cells with the goal of inducing remyelination and functional recovery for individuals living with multiple sclerosis, or the MS Program, and to explore strategic alternatives for the MS Program, including the sale of the MS Program. On July 14, 2023, Frequency entered into the Merger Agreement with Korro Bio and Merger Sub. Upon completion of the Merger, the business of Korro Bio will continue as the business of the combined company.

Frequency Merger Sub, Inc.

75 Hayden Avenue, Suite 300

Lexington, MA 02421

Telephone: (781) 315-4600

Attn: James Abely

Merger Sub is a direct, wholly owned subsidiary of Frequency and was formed solely for the purpose of carrying out the Merger.

Korro Bio, Inc.

One Kendall Square, Building 600-700, Suite 6-401

Cambridge, MA 02139

Korro Bio is a biopharmaceutical company with a mission to discover, develop and commercialize a new class of genetic medicines based on editing RNA, enabling treatment of both rare and highly prevalent diseases.

Korro Bio is generating a portfolio of differentiated programs that are designed to harness the body’s natural RNA editing process to effect a precise yet transient single base edit. By editing RNA instead of DNA, Korro Bio is expanding the reach of genetic medicines by delivering additional precision and tunability, which has the potential for increased specificity and improved long-term tolerability. Using an oligonucleotide-based approach, Korro Bio expects to bring its medicines to patients by leveraging its proprietary platform with precedented delivery modalities, manufacturing know-how, and established regulatory pathways of approved oligonucleotide drugs. However, the scientific evidence to support the feasibility of developing product candidates using Korro Bio’s RNA editing technology is both preliminary and limited. Moreover, regulators have not yet established any definitive guidelines related to overall development considerations for RNA editing therapies and no clinical data has been generated to date.

The combined company is expected to have approximately $170.0 million in cash, cash equivalents and marketable securities immediately after completion of the Merger and after deducting estimated transaction expenses. This includes $117.3 million of cash proceeds from the Pre-Closing Financing along with Frequency Net Cash (as defined in the Merger Agreement). The pro forma cash balance is expected to extend the combined company’s runway through a potential interim clinical readout for its Alpha-1 Antitrypsin Deficiency, or AATD, product candidate in the second half of 2025 (subject to submission of regulatory filing and authorization to proceed), as well as other potentially value creating milestones for AATD and the other product candidates and into 2026.

Expected Use of Proceeds

The combined company currently expects to use the approximately $170.0 million in cash, cash equivalents and marketable securities immediately after completion of the Merger and after deducting estimated transaction expenses as follows:

•	approximately $85.0 million for continued research and development, IND or CTA-enabling studies and the potential initiation of first in-human clinical studies for the AATD program;

•	approximately $40.0 million for continued advancement of Korro Bio’s other programs in pre-clinical and discovery-stage research; and

•	the remainder for general corporate purposes.

All of Korro Bio’s programs are currently in preclinical stage of development. The specific allocation of the expected cash, cash equivalents and marketable securities immediately after completion of the Merger towards specific programs will depend on, among other things, results from the combined company’s research and development efforts for each program, the timing and success of its preclinical studies and the timing and outcome of regulatory submissions. As a result, and due to the number of programs currently in preclinical development, the combined company is currently unable to specify to what stage of development the proceeds from the Merger (including the Pre-Closing Financing) and Korro Bio’s current cash, cash equivalents, and marketable securities will bring any particular program. However, based on the combined company’s current planned use of the cash, cash equivalents and marketable securities immediately after completion of the Merger and after deducting estimated transaction expenses, such funds are estimated to be sufficient to enable the combined company to fund its operating expenses and capital expenditure requirements through a potential interim clinical readout for the AATD product candidate in the second half of 2025 (subject to submission of regulatory filing and authorization to proceed), as well as other potentially value creating milestones for AATD and its other product candidates and into 2026. This estimate is based on assumptions that may prove to be wrong, and the combined company could use its expected capital resources sooner than currently anticipated.

The combined company does not expect the proceeds from the completion of the Merger (including the Pre-Closing Financing) and Korro Bio’s existing cash, cash equivalents, and marketable securities, will be sufficient for it to advance any of its programs through regulatory approval, and the combined company will need to raise additional capital to complete the development and potential commercialization of any of its programs. The combined company may also use a portion of its cash, cash equivalents, and marketable securities, to acquire, in-license or invest in products, technologies or businesses that are complementary to its business. The amounts and timing of actual expenditures will depend on numerous factors, including the progress of preclinical development efforts, operating costs and other factors described under “Risk Factors” in this proxy statements/prospectus.

The expected use of proceeds represents current intentions based upon present plans and business condition. As of the date of this proxy statement/prospectus, the combined company cannot predict with complete certainty all of the particular uses for the expected cash that will be available upon the closing of the Merger or the actual amounts that it will spend on the uses set forth above.

The Advances in Genetic Medicines

The advent of large-scale genome sequencing has progressively revealed causal genetic variation underlying several human diseases, both rare and highly prevalent. Genetic mutations, including single nucleotide variants, or SNVs, implicated in disease have been found to be diverse in nature and can affect the function of genes and its associated downstream biochemical pathways. These discoveries have driven tremendous advances in technologies designed to introduce specific yet permanent changes at the DNA level to treat diseases. While these DNA editing approaches offer great promise for the treatment of certain rare diseases, they present significant risks from potential permanent adverse “off-target” edits. Additionally, the complex nature of DNA editing drug products presents multiple challenges including lack of efficient delivery to target cells and scalable manufacturing, impeding their application to treat complex and highly prevalent diseases. These potential limitations have spurred exploration of alternative approaches to genetic medicine development, such as RNA editing.

Mammals and other lower species like cephalopods have an endogenous process of modifying single bases on RNA, referred to as RNA editing. RNA editing is a natural physiological process that occurs in cells, including a mechanism mediated by an enzyme called Adenosine Deaminase Acting on RNA, or ADAR. Korro Bio’s RNA editing approach involves co-opting this endogenous editing system via a proprietary engineered oligonucleotide to introduce precise edits to RNA. Korro Bio iteratively optimizes the editing efficiency of its product candidates using a combination of ADAR biology, chemistry and machine learning expertise. Using this approach, Korro Bio can edit the transcriptome with high efficiency and specificity. The application of such an approach can provide the ability to alter a SNV and affect biology in meaningful ways.

The Solution: Korro Bio’s OPERA Platform

Korro Bio has assembled a suite of technologies and capabilities to build its RNA editing platform, Oligonucleotide Promoted Editing of RNA, or OPERA.

OPERA relies on the following key components that enable Korro Bio to generate its differentiated RNA editing product candidates:

•

Deep understanding from ADAR biology, supported by extensive preclinical research using in vitro assays and proprietary mouse models as well as the fundamental work of Korro Bio’s scientific advisors and founders to elucidate key insights and know-how of ADAR biology. This enables an understanding of ADAR activity in different species and disease states, allowing Korro Bio to develop novel product candidates.

•

Expertise in oligonucleotide chemistry, enabled by the ability to identify and incorporate chemical modifications to generate a fully modified synthetic oligonucleotide. This increases Korro Bio’s ability to generate oligonucleotides with drug-like properties, thereby increasing the editing and translational efficiency of its product candidates.

•

Machine learning optimization of oligonucleotides, driven by data science and computational capabilities for rapid design and iteration resulting in optimal product candidates for each disease being pursued.

•

Fit-for-purpose delivery, made possible by tissue-specific delivery technologies that can enhance biodistribution, specificity, durability and editing efficiency of product candidates for each given disease.

The versatility of RNA editing combined with Korro Bio’s OPERA platform broadens the therapeutic target space significantly. While Korro Bio’s approach can be used to repair pathogenic SNVs, as demonstrated by Korro Bio’s most advanced program, it can also engineer de novo SNVs and change amino acids on proteins to endow them with desired properties while preserving their broader functional capabilities, as exemplified by three of its other programs. In preclinical studies, Korro Bio has demonstrated that single RNA changes can disrupt protein-protein interactions, prevent protein aggregation, selectively modulate ion channels and activate kinases. These modification approaches can unlock validated target classes that have historically been difficult to drug, enabling Korro Bio to pursue a broad range of diseases traditionally out-of-scope for other genetic medicine approaches and current traditional drug modalities.

Korro Bio’s Pipeline

Each of Korro Bio’s programs demonstrate the versatility of the oligonucleotide-based ADAR-mediated RNA editing approach to bring additional precision and tunability to address a broad range of rare and highly prevalent diseases.

•

Repairing pathogenic variants: An SNV that is a G to A mutation on DNA, leading to an aberrant amino acid on a protein can be repaired using RNA editing. Such an approach is relevant when the patient population has a spectrum of disease manifestations from mild-to-severe.

•

Disrupting protein-protein interactions: A single SNV observed in human genetic association studies has the potential to inform how to transiently activate a protein pathway. Korro Bio can generate this protein variant transiently using its RNA editing product candidates, thereby engineering a de novo SNV.

•

Other target classes: There are multiple other target classes that can be addressed such as preventing protein aggregation, selectively modulating ion channels and activating kinases that have been traditionally hard to leverage for developing medicines.

The pipeline chart below demonstrates the breadth of indications and applications enabled by Korro Bio’s OPERA platform, with an initial focus on four programs that are all wholly-owned. In addition, Korro Bio has two other wholly-owned programs not reflected in the pipeline chart below: one for an undisclosed target for severe Alcoholic Hepatitis, or sAH , and one for a kinase target for cardiometabolic disease. All of Korro Bio’s programs are still in the research or preclinical stage of development and their risk of failure is high.

[1]	Subject to submission of regulatory filing and authorization to proceed

Korro Bio’s most advanced program is a product candidate for AATD where, using its proprietary RNA editing approach, it is repairing a pathogenic variant on RNA. Korro Bio’s product candidate has the potential to be disease-modifying and provide a differentiated therapeutic option. AATD is an inherited genetic disorder that can cause severe progressive lung and liver disease due to a lack of normal alpha-1 antitrypsin protein, or A1AT, caused by SNV mutations in the SERPINA1 gene. There are an estimated 3.4 million individuals with deficiency allele combinations worldwide. Despite being minimally effective and not fully addressing the needs of many AATD patients, augmentation therapy currently represents ~$1.4 billion in annual sales worldwide. Korro Bio’s product candidate has the potential to elevate the standard of care and expand the number of patients on treatment and potential to be a leader with a large market opportunity worldwide. However, Korro Bio has yet to conduct any human clinical trials, its product candidate is in early stages of development and there is no guarantee it will be successful.

Korro Bio’s AATD product candidate is a proprietary oligonucleotide that utilizes an established lipid nanoparticle, or LNP, based delivery system administered intravenously to transiently restore production of normal A1AT in liver hepatocytes. By correcting the pathogenic G to A SNV in the SERPINA1 gene, Korro Bio aims to bring individuals with the Z mutation to a phenotype where over 50% of RNA has been corrected to produce normal A1AT protein, preserving lung and liver function and preventing further damage. However, this delivery system has not yet been finalized and while LNPs have been validated clinically to deliver oligonucleotides, such as siRNA, they have not been clinically proven to deliver oligonucleotides for RNA editing, such as Korro Bio’s product candidates.

Korro Bio has generated compelling preclinical data demonstrating proof of concept across multiple RNA editing oligonucleotides that have the potential to become the lead development candidate. These potential development candidates have each achieved targeted durability, high editing efficiency (>50% editing of hepatocytes) and increased expression of normal A1AT protein (>70% of total A1AT protein in circulation) in an in vivo mouse model. Korro Bio has also shown that its product candidates have high translation of RNA editing efficiency from mice to non- human primates, or NHPs, demonstrating the potential applicability of its approach in humans. While Korro Bio believes it can demonstrate many of the key advantages of RNA editing, it is very early in its development efforts and not yet certain of the results it may achieve. Such uncertainties include, but are not limited to, the level of editing efficiency needed in a target tissue type to achieve a clinical benefit, and associated safety of its edits in humans.

Based on the totality of the preclinical data generated to date, Korro Bio intends to nominate its development candidate in the second half of 2023. The development candidate will then be tested in studies to enable a regulatory filing in the second half of 2024.

For the other targets classes in Korro Bio’s pipeline, Korro Bio’s preclinical studies have shown the ability to transiently edit a target adenosine, thereby generating a protein variant that demonstrates activity in a system relevant to that target and indication.

•

Protein-Protein Interaction: For sAH, a single edit has created a de novo protein variant that can activate downstream gene expression, leading to survival of liver cells under alcohol and inflammatory insults.

•

Protein Aggregation: For amyotrophic lateral sclerosis, or ALS, a single edit in a protein that aggregates in neuronal cells has shown to transiently disaggregate the protein and yet continue its downstream signaling essential for survival.

•	Modulating Ion Channels: For pain indications, a single edit in an ion channel has shown to alter the amount of current effecting the potential to sense pain differently.

Each of Korro Bio’s programs demonstrate the versatility of the ADAR-mediated RNA editing approach. Importantly, Korro Bio believes it can not only address classes of diseases caused by deleterious effects of misfolded or misdirected proteins, but it can also potentially utilize genetics to identify highly prevalent diseases where therapeutic benefit can be generated through alteration of protein function or expression. Korro Bio will continue to selectively identify and pursue additional targets and indications based on a range of technical, clinical, and commercial factors, to build a robust and differentiated pipeline. However, RNA editing is a novel technology that is not yet clinically validated for human therapeutic use. The approaches Korro Bio takes to discover and develop novel therapeutics are unproven and may never lead to marketable products. Korro Bio is not aware of any clinical trials for safety or efficacy having been completed by any third party using RNA editing and nor is it aware of any RNA editing therapeutic product that has been approved in the United States or Europe. It will be many years before Korro Bio commercializes a product candidate, if ever.

Korro Bio’s Team & Investors

Korro Bio is led by an experienced team with deep expertise in genetic medicines, development of oligonucleotide-based therapeutics, building novel therapeutic platforms, and bringing multiple therapeutics to market. In addition, Korro Bio’s executive leadership team has a successful track record of company building and leading biotech companies including Ram Aiyar, Ph.D., President and Chief Executive Officer, an experienced executive and company builder with 20 years of diverse industry experience including research, business and strategy; Steve Colletti, Ph.D., Chief Scientific Officer who brings nearly 30 years of drug discovery and development experience covering a broad range of therapeutic areas and modalities; and Vineet Agarwal, Chief Financial Officer, who brings more than 14 years of financial and industry experience as a biotech investment banker with J.P. Morgan Chase & Co. Korro Bio also has an accomplished scientific advisory board comprised of leading experts in the fields of ADAR biology, chemistry, translation medicine, and nucleic acid therapeutics.

Since inception, Korro Bio has raised $223.6 million in capital before the proposed Merger and Pre-Closing Financing. If the Pre-Closing Financing is completed, Korro Bio will raise an additional $117.3 million from premier venture capital funds, healthcare- dedicated funds, major mutual funds and other leading investors that share its vision of creating transformative genetic medicines for diseases with high prevalence.

Korro Bio’s Strategy

Korro Bio’s mission is to discover, develop and commercialize a new class of RNA editing therapies capable of improving the lives of patients with rare and highly prevalent diseases. Korro Bio does this by applying its RNA editing platform, OPERA, which combines its unique expertise in ADAR biology, RNA chemistry, machine learning-driven oligonucleotide optimization and fit-for-purpose tissue-delivery. Korro Bio’s novel RNA editing product candidates are designed to harness one of the body’s natural RNA editing processes to make precise single base RNA edits. However, this has only been observed in preclinical studies as Korro Bio has yet to submit an IND to the FDA or commence a clinical trial. Korro Bio’s goal is to develop a portfolio of RNA editing product candidates with best-in-class properties across a range of diseases by executing on the following key pillars of its strategy:

•	Develop a novel class of RNA editing therapies using learnings from a combination of genetics and approved medicines

•	Develop and advance into the clinic a differentiated disease-modifying therapy for patients with AATD

•	Deploy Korro Bio’s versatile OPERA platform to develop a portfolio of programs that modify proteins transiently to expand into highly prevalent diseases

•	Continue to optimize and enhance its OPERA platform

•	Maximize the potential of its OPERA platform through collaborations and strategic partnerships

•	Invest in human capital and encourage innovation to maintain a leading position and advance the frontiers of genetic medicines

The Merger (see page 157)

On July 14, 2023, Frequency entered into the Merger Agreement with Korro Bio and Merger Sub, pursuant to which Merger Sub will merge with and into Korro Bio, with Korro Bio surviving as a direct, wholly owned subsidiary of Frequency. In connection with the Merger, Frequency will change its corporate name to “Korro Bio, Inc.”

Immediately after the Merger, Frequency securityholders as of immediately prior to the Merger are expected to own approximately 8% of the outstanding shares of the combined company on a fully-diluted basis and former Korro Bio securityholders, including the Pre-Closing Financing investors are expected to own approximately 92% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) a valuation of Frequency equal to $40.0 million, based on certain assumptions, including Frequency’s net cash as of the closing date of the Merger being equal to $25.0 million, (b) a valuation for Korro Bio equal to $325.6 million and (c) Korro Bio issuing approximately $117.3 million of Korro Bio common stock in the Pre-Closing Financing described elsewhere in this proxy statement/prospectus. Frequency estimates that its net cash as of August 31, 2023 was approximately $42.2 million. Frequency expects that the sale of equipment and return of security deposits prior to the closing of the Merger will provide approximately $2.0 million and $1.7 million, respectively, assuming the closing of the Merger in the fourth quarter of 2023. Prior to the closing of the Merger, Frequency expects that its net cash will decrease after deducting certain costs and expenses, including legal costs of approximately $6.9 million, advisory fees of approximately $2.5 million, operating expenses of approximately $2.0 million, severance costs of approximately $5.9 million, lease expenses of approximately $1.4 million and insurance expenses of approximately $2.1 million, assuming the closing of the Merger in the fourth quarter of 2023.

At the Effective Time, each share of Korro Bio common stock will be converted into the right to receive a number of shares of Frequency common stock equal to the total number of shares of Frequency common stock to be issued in the Merger multiplied by the applicable Korro Bio stockholder’s percentage interest in Korro Bio as set forth in the Allocation Certificate required under the Merger Agreement. If any Korro Bio common stock outstanding immediately prior to the Effective Time is unvested or is subject to a repurchase option or a risk of forfeiture under any applicable agreement with Korro Bio, then the shares of Frequency common stock issued in exchange for such shares of Korro Bio common stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Frequency common stock will be marked with appropriate legends.

In connection with the Merger, each option to purchase shares of Korro Bio common stock outstanding as of immediately prior to the Effective Time shall automatically be converted, at the Effective Time, into an option to acquire the number of shares of Frequency common stock equal to the number of shares of Korro Bio common stock subject to such option as of immediately prior to the Effective Time multiplied by the exchange ratio formula in the Merger Agreement and rounding that result down to the nearest whole number of shares.

Each share of Frequency common stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares, subject to the Reverse Stock Split, will be unaffected by the Merger. Each outstanding Frequency Option will remain outstanding and such options, subject to proportionate adjustment in accordance with the terms of Frequency’s 2019 Incentive Award Plan or 2014 Stock Incentive Plan, as applicable, to reflect the Reverse Stock Split and the issuance of the CVRs, will be unaffected by the Merger, provided that each Frequency Option that is outstanding and unvested will vest in full immediately prior to the Effective Time. Each restricted stock unit covering shares of Frequency common stock that is outstanding will remain outstanding and such restricted stock units, subject to proportionate adjustment in accordance with the terms of Frequency’s 2019 Incentive Award Plan to reflect the Reverse Stock Split and issuance of the CVRs, will be unaffected by the Merger, provided that each restricted stock unit award that vests solely based on the holder’s continued employment or service will vest in full immediately prior to the Effective Time.

The Merger will be completed as promptly as practicable, but in no event later than two (2) business days after all of the conditions precedent set forth in the Merger Agreement have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the closing of the Merger) or at such other time, date and place as Frequency and Korro Bio may mutually agree in writing, including the approval by the Frequency stockholders of the issuance of Frequency common stock in the Merger. The Merger is anticipated to close promptly after the Frequency Annual Meeting scheduled to be held on November 3, 2023. However, Frequency and Korro Bio cannot predict the exact timing of the completion of the Merger because it is subject to the satisfaction or waiver of various conditions.

For a more complete description of the Merger, please see the sections titled “The Merger” and “The Merger Agreement” in this proxy statement/prospectus.

Reasons for the Merger (see pages 170 and 173)

Frequency Reasons for the Merger

In the course of evaluating the Merger, the Frequency board of directors held numerous meetings and consulted with Frequency’s senior management, legal counsel and financial advisor, and, in reaching its decision to approve the Merger, the Frequency board of directors considered a wide variety of factors, including, among others, the following material factors (which factors are not necessarily presented in any order of relative importance):

•

the review of the business, financial position, and prospects of Frequency on a standalone basis, noting that Frequency’s assets and liabilities are comprised primarily of cash (net of liabilities) and the assets and rights relating to Frequency’s MS Program, and determination that Frequency could not reasonably be expected to fund its MS Program on a standalone basis without substantial additional investment;

•

the current financial market conditions and historical market prices, volatility and trading information with respect to Frequency Common Stock and that Frequency is not expected to have any continuing business operations on a standalone basis, assuming divestiture of the MS Program, other than those incidental to Frequency’s status as a publicly traded company;

•

the review of the business, strategy, financial position and prospects of Korro Bio and the opportunity for Korro Bio’s RNA editing technology to generate substantial long-term value for the combined company and its stockholders;

•	the Merger represents the best transaction alternative reasonably available to Frequency and its stockholders;

•

if applicable, the related CVR provides the opportunity for Frequency’s stockholders to receive the value realized from any divestiture of the MS Program in connection with the proposed transaction; and

•

the Merger would provide the existing Frequency stockholders an opportunity to participate in the potential growth and value creation of the combined company by virtue of their continued ownership of Frequency Common Stock.

Korro Bio Reasons for the Merger

In the course of reaching its decision to approve the Merger, the Korro Bio board of directors held numerous meetings, consulted with Korro Bio’s senior management, its financial advisors and legal counsel, and considered a wide variety of factors, including, among others, the following material factors (which factors are not necessarily presented in any order of relative importance):

•

the Merger will potentially expand the access to capital and the range of investors available as a public company to support the clinical development of Korro Bio’s pipeline, compared to the investors Korro Bio could otherwise gain access to if it continued to operate as a privately-held company;

•	the potential benefits from increased public market awareness of Korro and its pipeline;

•	the historical and current information concerning Korro Bio’s business, including its financial performance and condition, operations, management and pre-clinical data;

•

the expected financial position, operations, management structure and operating plans of the combined company (including the ability to support the combined company’s current and planned pre-clinical and clinical trials), including the impact of the CVR agreement; and

•	the terms and conditions of the Merger Agreement.

Opinion of Frequency’s Financial Advisor (see page 175)

Frequency has engaged Cowen and Company, LLC, or TD Cowen, as Frequency’s financial advisor in connection with the Merger. In connection with this engagement, TD Cowen delivered a written opinion, dated July 13, 2023, to the Frequency board of directors as to the fairness, from a financial point of view and as of the date of such opinion, to Frequency of the Korro Bio Equity Value provided for pursuant to the Merger Agreement. For purposes of TD Cowen’s financial analyses and opinion, the term “Korro Bio Equity Value” refers to the equity value of $325,639,194.78 ascribed to Korro Bio pursuant to the Merger Agreement. The full text of TD Cowen’s written opinion, dated July 13, 2023, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of TD Cowen’s written opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. TD Cowen’s analyses and opinion were prepared for and addressed to the Frequency board of directors and were directed only to the fairness, from a financial point of view, to Frequency of the Korro Bio Equity Value. TD Cowen’s opinion did not in any manner address Frequency’s underlying business decision to effect the Merger or related transactions or the relative merits of the Merger or related transactions as compared to other business strategies or transactions that might be available to Frequency. The Korro Bio Equity Value was determined through negotiations between Frequency and Korro Bio and TD Cowen’s opinion does not constitute a recommendation to any securityholder or any other person as to how to vote or act with respect to the Merger, any related transactions or otherwise.

Given TD Cowen’s experience and qualifications, its understanding of Frequency’s and Korro Bio’s industry and businesses and the absence of any material relationships with Frequency or Korro Bio during the two-year period prior to the delivery of TD Cowen’s opinion to the Frequency Board, Frequency determined that an additional opinion from another third-party financial advisor was not necessary or required as a legal matter in this context and that doing so would have been an inefficient use of Frequency’s limited funds.

Interests of Certain Directors and Executive Officers of Frequency and Korro Bio (see pages 183 and 187)

Interests of Frequency Directors and Executive Officers in the Merger

In considering the recommendation of the Frequency board of directors with respect to issuing shares of Frequency common stock in the Merger and the other matters to be acted upon by the Frequency stockholders at the Frequency Annual Meeting, Frequency stockholders should be aware that the directors and executive officers of Frequency have interests in the Merger that may be different from, or in addition to, the interests of Frequency stockholders generally.

Frequency is party to a second amended and restated executive employment agreement with David L. Lucchino. Under the employment agreement, in the event Mr. Lucchino is terminated by Frequency without “cause”, or if he resigns for “good reason”, on or within 12 months following a “change in control” (as such terms are defined his employment agreement), he will be entitled to (i) base salary continuation for a period of 18 months, (ii) 100% of his target annual bonus, and (iii) all equity awards held by Mr. Lucchino will accelerate and vest (including performance vesting awards, which will vest at target level of achievement). To the extent Mr. Lucchino is covered under Frequency’s health plan at the time of such termination or resignation, Frequency is required to pay the employer’s portion of Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, premium payments for Mr. Lucchino and his covered dependents through the severance period. The severance payments and benefits provided under the employment agreement are subject to Mr. Lucchino’s execution and non-revocation of a release of claims in favor of Frequency and continued compliance with certain restrictive covenants.

Mr. Lucchino is currently a director of Frequency and will continue as a director of the combined company after the Effective Time. Following the Effective Time, it is expected that the combined company will provide compensation to non-employee directors pursuant to a new non-employee director compensation policy that is expected to be adopted post-closing.

As of August 31, 2023, Frequency’s non-employee directors and executive officers beneficially owned, in the aggregate, approximately 2.6% of the shares of Frequency common stock, excluding any shares of Frequency common stock issuable upon exercise or settlement of stock options, restricted stock units or performance stock units held by such individuals.

The Frequency board of directors was aware of and considered these potential conflicts of interest, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Frequency stockholders approve the proposals to be presented to the stockholders for consideration at the Frequency Annual Meeting as contemplated in this proxy statement/prospectus. For more information, please see the section titled “The Merger—Interests of Frequency Directors and Executive Officers in the Merger” beginning on page 183 of this proxy statement/prospectus.

Interests of Korro Bio Directors and Executive Officers in the Merger

In considering the recommendation of the Korro Bio board of directors with respect to approving the Merger, Korro Bio stockholders should be aware that certain members of Korro Bio’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Korro Bio stockholders generally.

Ram Aiyar, Ali Behbahani, Nessan Bermingham, and Jean-Francois Formela are currently directors of Korro Bio and are expected to become directors of the combined company, and all of Korro Bio’s executive officers are expected to become the executive officers of the combined company, upon the closing of the merger, in connection with which the executive officers may enter into new employment agreements to reflect their status as executive officers of a publicly-traded company. Following completion of the Merger, it is expected that the combined company will provide compensation to non-employee directors pursuant to a new non-employee director compensation policy that is expected to be adopted post-closing.

As of August 31, 2023, Korro Bio’s non-employee directors and executive officers beneficially owned, in the aggregate, approximately 3.97% of the shares of Korro Bio capital stock, excluding any Korro Bio shares issuable upon exercise of Korro Bio stock options held by such individuals. Such shares of Korro Bio capital stock will be converted into shares of Frequency common stock at the Effective Time.

The Korro Bio board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Korro Bio stockholders approve the Merger as contemplated by this proxy statement/prospectus. For more information, please see the section titled “The Merger—Interests of Korro Bio Directors and Executive Officers in the Merger” beginning on page 187 of this proxy statement/prospectus.

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration (see page 194)

At the Effective Time (after giving effect to the conversion of Korro Bio preferred stock as described below), upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Korro Bio common stock outstanding immediately prior to the Effective Time (excluding Korro Bio common stock issued in the Pre-Closing Financing) will be converted solely into the right to receive a number of shares of Frequency common stock equal to the amount of Korro Merger Shares described in the section titled “The Merger Agreement—Korro Merger Shares” beginning on page 196 in this proxy statement/prospectus multiplied by the applicable stockholder’s percentage interest in Korro Bio. If any Korro Bio common stock outstanding immediately prior to the Effective Time is unvested or is subject to a repurchase option or a risk of forfeiture under any applicable agreement with Korro Bio, then the shares of Frequency common stock issued in exchange for such shares of Korro Bio common stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Frequency common stock will be marked with appropriate legends.

At the Effective Time, by virtue of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, the Korro Bio common stock issued in the Pre-Closing Financing will be converted solely into the right to receive a number of shares of Frequency common stock equal to the amount of Pre-Closing Financing Merger Shares described in the section titled “The Merger Agreement—Pre-Closing Financing Merger Shares” beginning on page 196 in this proxy statement/prospectus multiplied by the percentage of the proceeds of the Pre-Closing Financing represented by the applicable stockholder’s investment in the Pre-Closing Financing.

At the Effective Time, by virtue of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the combined company.

All Korro Bio preferred stock will be converted into Korro Bio common stock as of immediately prior to the Effective Time in accordance with, and pursuant to the terms and conditions of, the organizational documents of Korro Bio.

Treatment of Korro Bio Options (see page 198)

Each option to purchase shares of Korro Bio common stock outstanding as of immediately prior to the Effective Time, or Korro Bio Options, shall automatically be converted, at the Effective Time, into an option to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions), the number of shares of Frequency common stock equal to the number of shares of Korro Bio common stock subject to such option as of immediately prior to the Effective Time multiplied by the exchange ratio formula in the Merger Agreement and rounding that result down to the nearest whole number of shares.

Treatment of Korro Bio Warrants (see page 198)

Each warrant issued by Korro Bio outstanding immediately prior to the Effective Time will automatically be converted, at the Effective Time, into a warrant to acquire, on the same terms and conditions (including, without limitation, the exercisability terms and conditions) as were applicable under the warrant issued by Korro Bio to SVB as described in Note 8 of Korro Bio’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus, the number of shares of Frequency common stock equal to the number of shares of Korro Bio common stock subject to such warrant as of immediately prior to the Effective Time determined by the Warrant Exchange Ratio in the Merger Agreement and rounding that result down to the nearest whole number of shares.

Treatment of Frequency Common Stock, Frequency Options, Frequency Restricted Stock Units and Frequency Performance Stock Units (see page 199)

Each share of Frequency common stock issued and outstanding at the Effective Time will remain issued and outstanding, and subject to the Reverse Stock Split, will be unaffected by the Merger. In addition, each outstanding Frequency Option will remain outstanding and such options, subject to proportionate adjustment in accordance with the terms of Frequency’s 2019 Incentive Award Plan or 2014 Stock Incentive Plan, as applicable, to reflect the Reverse Stock Split and the issuance of the CVRs, will be unaffected by the Merger, provided that each such Frequency Option that is unvested will vest in full immediately prior to the Effective Time. Each restricted stock unit award covering shares of Frequency common stock that is outstanding will remain outstanding and such restricted stock unit awards, subject to proportionate adjustment in accordance with the terms of Frequency’s 2019 Incentive Award Plan to reflect the Reverse Stock Split and issuance of the CVRs, will be unaffected by the Merger, provided that each restricted stock unit award that vests solely based on the holder’s continued employment or service will vest in full immediately prior to the Effective Time. Each restricted stock unit award covering shares of Frequency common stock that does not vest solely based on the holder’s continued employment or service, including each such award that is subject to performance-vesting conditions that is outstanding will remain outstanding and subject to the same terms and conditions as applicable under Frequency’s 2019 Incentive Award Plan and such Frequency Performance Stock Units, subject to proportionate adjustment in accordance with the terms of Frequency’s 2019 Incentive Award Plan to reflect the Reverse Stock Split and issuance of the CVRs, will be unaffected by the Merger.

Conditions to the Completion of the Merger (see page 211)

To complete the Merger, Frequency stockholders must approve Proposal No. 1 and Korro Bio must adopt the Merger Agreement and approve the Merger and the additional transactions contemplated thereby. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Non-Solicitation (see page 205)

Under the Merger Agreement, each of Frequency and Korro Bio have agreed that neither it nor any of its subsidiaries, directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives, will directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry (as each term is defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Non-Solicitation”) or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

•	furnish any non-public information regarding such party to any person (other than Korro Bio or Frequency) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend any Acquisition Proposal;

•

execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Non-Solicitation”) or

•	publicly propose to do any of the foregoing.

The Merger Agreement affords Frequency certain fiduciary exceptions to the non-solicitation provision to allow the Frequency Board to consider a Superior Offer (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Non-Solicitation”) under certain circumstances.

Board Recommendation Change (see page 207)

Frequency and Korro Bio agreed (and, with respect to Frequency, subject to specified exceptions described in the Merger Agreement and in the section of this proxy statement/prospectus entitled “The Merger Agreement—Board Recommendation Change” beginning on page 207) that their boards of directors may not take any of the following actions:

•	withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of their boards of directors in a manner adverse to the other party;

•	resolve, or have any committee of their boards of directors resolve, to withdraw or modify their recommendation in a manner adverse to the other party; or

•	adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal.

Termination of the Merger Agreement (see page 213)

Either Frequency or Korro Bio may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

Termination Fee (see page 213)

If the Merger Agreement is terminated under certain circumstances, either Frequency could be required to pay Korro Bio a termination fee of $1.5 million, or Korro Bio could be required to pay Frequency a termination fee of $4 million.

Support Agreements (see page 216)

Certain Korro Bio stockholders are party to a support agreement with Frequency pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a Korro Bio stockholder, to vote all of his, her or its shares of Korro Bio capital stock in favor of (i) the adoption of the Merger Agreement and approval of the Merger, (ii) the approval of the related transactions contemplated by the Merger Agreement, (iii) the conversion of each share of Korro Bio preferred stock into shares of Korro Bio common stock immediately prior to and contingent upon the closing and (iv) the approval of certain additional proposals in connection with the Merger that the Korro Bio board of directors may recommend. These Korro Bio stockholders also agreed to vote against (i) any competing Acquisition Proposal (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Non-Solicitation” beginning on page 205) and (ii) any action, proposal, agreement, transaction or proposed transaction that would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, subject to certain specified exceptions.

As of August 31, 2023, the Korro Bio stockholders that are party to a support agreement with Frequency owned an aggregate of 4,691,654 shares of Korro Bio common stock and 97,637,593 shares of Korro Bio preferred stock, representing approximately 98% of the outstanding shares of Korro Bio capital stock on an as converted to common stock basis. These stockholders include executive officers and directors of Korro Bio, as well as certain other stockholders owning a significant portion of the outstanding shares of Korro Bio capital stock. Following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Korro Bio stockholders holding a sufficient number of shares of Korro Bio capital stock to adopt the Merger Agreement and approve the Merger and related transactions will execute written consents providing for such adoption and approval.

Certain Frequency stockholders have entered into support agreements with Korro Bio pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a Frequency stockholder, to vote all of his, her or its shares of Frequency common stock in favor of (i) the approval of the Merger Agreement, (ii) the transactions contemplated thereby, including the issuance of Frequency common stock to Korro Bio stockholders, (iii) an amendment to the amended and restated certificate of incorporation of Frequency to effect the Reverse Stock Split, (iv) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement and the transactions contemplated therein and (v) the approval of certain additional proposals in connection with the Merger that the Frequency board of directors may recommend. These Frequency stockholders also agreed to vote against (i) any competing Acquisition Proposal with respect to Frequency (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Non-Solicitation” beginning on page 205) and (ii) any action, proposal, agreement, transaction or proposed transaction that would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, subject to certain specified exceptions.

As of August 31, 2023, the Frequency stockholders that are party to a support agreement owned approximately 3.2% of the outstanding shares of Frequency common stock. These stockholders include certain executive officers and directors of Frequency.

Lock-Up Agreements (see page 217)

Certain of Korro Bio’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Frequency’s common stock, including, as applicable, shares received in the Merger and shares issuable upon exercise of options, warrants or convertible securities, until 180 days after the Effective Time.

The Korro Bio stockholders who have executed lock-up agreements as of August 31, 2023, owned in the aggregate, approximately 98% of the shares of Korro Bio’s outstanding capital stock.

Certain of Frequency’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such stockholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Frequency securities or shares of Frequency common stock, including, as applicable, shares issuable upon exercise of certain options, warrants or convertible securities, until 180 days after the Effective Time.

Frequency stockholders who have executed lock-up agreements as of August 31, 2023 owned, in the aggregate, approximately 3.2% of the outstanding shares of Frequency common stock.

The Korro Bio Pre-Closing Financing

On July 14, 2023, concurrently with the execution and delivery of the Merger Agreement, Korro Bio entered into a subscription agreement, or the Subscription Agreement, with certain accredited investors named therein, including Surveyor Capital (a Citadel company), Cormorant Asset Management LP, Atlas Venture Fund, New Enterprise Associates, Platanus Investment LLC, Qiming Venture Partners USA, Eventide Asset Management, Fidelity Management & Research Company LLC, Invus Public Equities LP, Point72 Biotech Private Investments, LLC, among others, pursuant which the investors agreed to purchase shares of Korro Bio common stock, at a price of $2.78 per share, for aggregate gross proceeds of approximately $117.3 million to Korro Bio, which private placement is referred to herein as the Pre-Closing Financing. The closing of the Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the Merger as well as certain other conditions. Immediately after the Merger, the shares of Korro Bio common stock issued in the Pre-Closing Financing are expected to represent approximately 9.61% of the outstanding shares of the combined company. Frequency, Korro Bio and the investors participating in the Pre-Closing Financing have also agreed to enter into the registration rights agreement at the closing of the Pre-Closing Financing, pursuant to which, among other things, the combined company will agree to provide for the registration and resale of certain shares of Frequency common stock that are held by the investors participating in the Pre-Closing Financing from time to time.

Contingent Value Rights Agreement (see page 218)

At or prior to the Effective Time, Frequency and Computershare Trust Company, N.A. and Computershare Inc., collectively as Rights Agent, will enter into the CVR Agreement. As provided in the Merger Agreement, unless (i) the MS Asset Disposition has been consummated prior to or on the closing date of the Merger and (ii) all proceeds from the MS Asset Disposition are taken into account in the final Frequency Net Cash and there are no contingent payments, licenses, fees or royalties, equity securities or other non-cash assets or rights that may be payable by any acquiror of any MS Assets or otherwise as a result of the MS Asset Disposition after the closing of the Merger, Frequency shall declare a distribution to its common stockholders of record the right to receive one CVR for each outstanding share of Frequency common stock held by such stockholder as of the record date, each representing the non-transferable contractual right to receive certain contingent payments from Frequency upon the occurrence of certain events within agreed time periods. The record date for such distribution will be the close of business on the last business day prior to the day on which the Effective Time occurs and the payment date for which shall be three business days after the Effective Time; provided that the payment of such distribution may be conditioned upon the occurrence of the Effective Time.

Pursuant to the CVR Agreement, each CVR holder is entitled to certain contingent cash payments, which are payable by Frequency to the Rights Agent for subsequent distribution to the CVR holders (such payments, the CVR Payments), of the CVR Proceeds, which will equal the net amount (calculated in accordance with GAAP consistently applied) of the following proceeds actually received by Frequency or its subsidiaries, collectively, the Gross Proceeds, after the end of each fiscal quarter of Frequency following the first anniversary of the closing: cash consideration that is paid to or received by Frequency or any of its subsidiaries during the period beginning immediately following the Effective Time and ending on the tenth anniversary of the closing date in respect of any MS Asset Disposition, or resulting from the ownership of equity securities in any subsidiary established by Frequency during the period beginning on the execution date of the Merger Agreement and ending on the one-year anniversary of the closing date, or the Disposition Period, or the subsequent disposition of any such equity securities (regardless of whether such disposition occurs during the Disposition Period). Such proceeds are subject to certain permitted deductions, including for certain income taxes required to be paid in cash, certain reasonable and documented out-of-pocket costs and expenses incurred by Frequency or its subsidiaries, losses incurred or reasonably expected to be incurred by Frequency or its subsidiaries due to a third party proceeding in connection with a disposition and certain wind-down costs.

If any Gross Proceeds result from the MS Assets or from the ownership of equity securities in any subsidiary established by Frequency during the Disposition Period or the subsequent disposition of any such equity securities, then CVR holders will receive 100% of such CVR Proceeds, as a CVR Payment, regardless of when such disposition is consummated.

The CVRs may not be transferred, pledged, hypothecated, encumbered, assigned or otherwise disposed of (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), in whole or in part, subject to certain limited exceptions specified in the CVR Agreement.

The CVRs will not be evidenced by a certificate or any other instrument. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs will not represent any equity or ownership interest in Frequency, any constituent company to the Merger, or any of its subsidiaries.

Management Following the Merger (see page 365)

Effective as of the closing of the Merger, the combined company’s executive officers are expected to be members of the Korro Bio executive management team prior to the Merger, including:

Name	Title
Ram Aiyar, Ph.D.	President and Chief Executive Officer
Vineet Agarwal	Chief Financial Officer
Steve Colletti	Chief Scientific Officer
Todd Chappell	Chief Operating Officer
Shelby Walker	General Counsel

Material U.S. Federal Income Tax Consequences of the Merger (see page 227)

Frequency and Korro Bio intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, subject to the limitations and qualifications described in the section titled “Material U.S. Federal Income Tax Consequences of the Merger,” holders of Korro Bio common stock that exchange their Korro Bio common stock for Frequency common stock in the Merger generally should not recognize gain or loss for U.S. federal income tax purposes on such exchange. However, if the Merger does not qualify as a

“reorganization” within the meaning of Section 368(a) of the Code, the Merger would be a taxable transaction to U.S. Holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Merger”), but Non-U.S. Holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Merger”) generally would not be subject to U.S. federal income tax on any gain realized in connection with the Merger. The closing of the Merger is not conditioned upon the receipt of an opinion of counsel or a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger, and no opinion of counsel or ruling from the IRS will be requested regarding such treatment. Accordingly, there can be no assurance that the IRS will not challenge the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code or that a court will not sustain such a challenge by the IRS.

The tax consequences to you of the Merger will depend on your particular facts and circumstances. Please consult your tax advisor as to the tax consequences of the Merger in your particular circumstances, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 227.

Nasdaq Stock Market Listing (see page 190)

Frequency intends to file an initial listing application for the combined company common stock with the Nasdaq Stock Market LLC. If such application is accepted, Frequency anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the Merger under the trading symbol “KRRO.”

Anticipated Accounting Treatment (see page 190)

The Merger is expected to be treated by Frequency as a reverse merger and will be accounted for as a reverse recapitalization in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. For accounting purposes, Korro Bio is considered to be acquiring the assets and liabilities of Frequency in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Korro Bio’s stockholders will own a substantial majority of the voting rights of the combined company; (ii) Korro Bio will designate a majority (4 of 7) of the initial members of the board of directors of the combined company; (iii) Korro Bio’s executive management team will become the management of the combined company; and (iv) the combined company will be named Korro Bio, Inc. and be headquartered in Cambridge, MA. See “Unaudited Pro Forma Condensed Combined Financial Statements” included elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights (see page 191)

Stockholders of Frequency common stock are not entitled to appraisal rights in connection with the Merger under Delaware law. Stockholders of Korro Bio common stock are entitled to appraisal rights in connection with the Merger under Delaware law.

Comparison of Stockholder Rights (see page 419)

Both Frequency and Korro Bio are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, Korro Bio stockholders will become Frequency stockholders, and their rights will be governed by the DGCL, the Amended and Restated Bylaws of Frequency and the Restated Certificate of Incorporation of Frequency, as may be amended by Proposal No. 2 if approved by the Frequency stockholders at the Frequency Annual Meeting. The rights of Frequency stockholders contained in the Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws of Frequency differ from the rights of Korro Bio stockholders under the Amended and Restated Certificate of Incorporation and Bylaws of Korro Bio, as more fully described under the section titled “Comparison of Rights of Holders of Frequency Capital Stock and Korro Bio Capital Stock” beginning on page 419 of this proxy statement/prospectus.

Risk Factors (see page 35)

Both Frequency and Korro Bio are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

Risks Related to the Merger

•

The exchange ratio will not be adjusted based on the market price of Frequency common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

•

Failure to complete the Merger may result in Frequency or Korro Bio paying a termination fee to the other party, which could harm the Frequency common stock price and the future business and operations of each company.

•

Some Frequency and Korro Bio executive officers and directors have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

•	Frequency stockholders and Korro Bio stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

•	If the conditions to the Merger are not satisfied or waived, the Merger may not occur.

•	If the Merger is not completed, Frequency’s stock price may decline significantly.

Risks Related to Frequency

•	Failure to complete, or delays in completing, the proposed Merger with Korro Bio could expose Frequency to other operational and financial risks.

•	Frequency stockholders may not receive any payment on the CVRs, and the CVRs may expire valueless.

•	Frequency’s stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

•

Frequency has a limited operating history, no history of commercializing products, has incurred significant losses since inception and anticipates continuing to incur net losses for the foreseeable future.

•	If the Merger is not consummated and should Frequency resume development of product candidates, it will require additional capital to fund its operations.

•	If Frequency fails to obtain necessary financing, it will not be able to complete the development and commercialization of such product candidates.

•	Frequency’s failure to meet Nasdaq’s continued listing requirements could result in a delisting of its common stock.

Risks Related to Korro Bio

•	Korro Bio has incurred significant losses since inception. Korro Bio expects to incur losses for the foreseeable future and may never achieve or maintain profitability.

•	There is substantial doubt about Korro Bio’s ability to continue as a going concern.

•	Korro Bio has never generated revenue from product sales and may never become profitable.

•

Korro Bio will need substantial additional funding. If Korro Bio is unable to raise capital when needed, it will be forced to delay, reduce, eliminate or prioritize among its research and development programs or future commercialization efforts.

•

The gene editing field and RNA editing in particular is relatively new and is evolving rapidly. Korro Bio is very early in its development efforts and may not be successful in identifying and developing product candidates. It will be many years before Korro Bio or its collaborators commercialize a product candidate or generate any revenues, if ever. Additionally, other gene editing technologies may be discovered that provide significant advantages over RNA editing, which could materially harm its business.

•

RNA editing is a novel technology that is not yet clinically validated for human therapeutic use. The approaches Korro Bio takes to discover and develop novel therapeutics are unproven and may never lead to marketable products.

•

Korro Bio is very early in its development efforts, and its preclinical studies and clinical trials may not be successful. If Korro Bio is unable to commercialize its product candidates or experiences significant delays in doing so, its business will be materially harmed.

•	Any product candidates Korro Bio develops may fail in preclinical or clinical development or be delayed to a point where they do not become commercially viable.

•

If Korro Bio is not able to obtain or protect intellectual property rights related to any of its product candidates, development and commercialization of its product candidates may be adversely affected.

Risks Related to the Combined Company

•	The Merger may be completed even though material adverse effects may result from the announcement of the Merger, industry-wide changes and other causes.

•	Expectations regarding the combined company’s cash runway and ability to reach data inflection points are based on numerous assumptions that may prove to be untrue.

•	The combined company may be required to raise capital sooner than anticipated and its exposure to certain contingent liabilities and contractual obligations may be greater than anticipated.

•	The market price of the combined company’s common stock following the Merger may decline as a result of the Merger.

•

The market price of the combined company’s common stock is expected to be volatile, the market price of the common stock may drop following the Merger and an active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all;

•	The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all;

•	If the assets subject to the CVR Agreement are not disposed of in a timely manner, the combined company may have to incur time and resources to wind down or dispose of such assets;

•

Provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may discourage any takeover attempts that stockholders may consider favorable, and may lead to entrenchment of management;

•

After completion of the Merger the combined company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval; and

•

The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and the proceeds from the Pre-Closing Financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 35 of this proxy statement/prospectus. Frequency and Korro Bio both encourage you to read and consider all of these risks carefully.

MARKET PRICE AND DIVIDEND INFORMATION

The closing price of Frequency common stock on July 13, 2023, the last trading day prior to the public announcement of the Merger, was $0.40 per share, as reported on Nasdaq. The closing price of the Frequency common stock on September 27, 2023, as reported on Nasdaq, was $0.3853 per share.

Because the market price of Frequency common stock is subject to fluctuation, the market value of the shares of Frequency common stock that Korro Bio stockholders will be entitled to receive in the Merger may increase or decrease.

Korro Bio is a private company, and its shares of common stock and preferred stock are not publicly traded.

Assuming approval of Proposal Nos. 1 and 2 and successful application for initial listing with Nasdaq, following the consummation of the Merger, the Frequency common stock will trade on Nasdaq under Frequency’s new name, “Korro Bio, Inc.,” and new trading symbol “KRRO.”

As of September 28, 2023, the Record Date for the Frequency Annual Meeting there were approximately 67 registered holders of record of the Frequency common stock. As of September 28, 2023, Korro Bio had 44 holders of record of Korro Bio common stock and 27 holders of record of Korro Bio preferred stock. For detailed information regarding the beneficial ownership of certain Frequency and Korro Bio stockholders, see the sections of this proxy statement/prospectus titled “Principal Stockholders of Frequency” and “Principal Stockholders of Korro Bio” beginning on pages 429 and 431, respectively.

Dividends

Frequency has never declared or paid cash dividends on its capital stock. Korro Bio has never paid or declared any cash dividends on its capital stock. Korro Bio intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate paying any cash dividends on its capital stock in the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined company’s board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the combined company’s board of directors deems relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Frequency common stock. You should also read and consider the other information in this proxy statement/prospectus.

Risks Related to the Merger

The exchange ratio will not be adjusted based on the market price of Frequency common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

At the Effective Time, outstanding shares of Korro Bio common stock will be converted into shares of Frequency common stock. The former Korro Bio securityholders, including purchasers in the Pre-Closing Financing, immediately before the Merger are expected to own approximately 92% of the aggregate number of shares of Frequency common stock following the Merger on a fully-diluted basis, and Frequency securityholders immediately before the Merger are expected to own approximately 8% of the aggregate number of shares of Frequency common stock following the Merger on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) a valuation of Frequency equal to $40.0 million, based on certain assumptions, including Frequency’s net cash as of the closing date of the Merger being equal to $25.0 million, (b) a valuation for Korro Bio equal to $325.6 million and (c) Korro Bio issuing approximately $117.3 million of Korro Bio common stock in the Pre-Closing Financing described elsewhere in this proxy statement/prospectus.

Any changes in the market price of Frequency common stock before the completion of the Merger will not affect the number of shares Korro Bio stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of Frequency common stock increases from the market price on the date of the Merger Agreement, then Korro Bio stockholders could receive merger consideration with substantially more value for their shares of Korro Bio common stock than the parties had negotiated when they established the exchange ratio. Similarly, if before the completion of the Merger the market price of Frequency common stock declines from the market price on the date of the Merger Agreement, then Korro Bio stockholders could receive merger consideration with substantially lower value. The Merger Agreement does not include a price-based termination right.

Failure to complete the Merger may result in Frequency paying a termination fee to Korro Bio, which could harm the Frequency common stock price and future business and operations of Frequency.

If the Merger is not completed, Frequency is subject to the following risks:

•	if the Merger Agreement is terminated under specified circumstances, Frequency will be required to pay Korro Bio a termination fee of $1.5 million;

•	the price of Frequency common stock may decline and could fluctuate significantly; and

•

costs related to the Merger, such as financial advisor, legal and accounting fees, which Frequency estimates will total approximately $5.7 million, of which, approximately $4.2 million must be paid even if the Merger is not completed.

If the Merger Agreement is terminated and the board of directors of Frequency determines to seek another business combination, there can be no assurance that Frequency will be able to find a partner with whom a business combination would yield greater benefits than the benefits to be provided under the Merger Agreement.

If the conditions to the Merger are not satisfied or waived, the Merger may not occur.

Even if the Merger is approved by the stockholders of Korro Bio and the Merger Proposal is approved by the Frequency stockholders, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 211 of this proxy statement/prospectus. Among other things, the Merger Agreement requires the existing shares of Frequency common stock to be continually listed with the Nasdaq Stock Market LLC through the Effective Time. The listing of Frequency common stock with the Nasdaq Stock Market LLC will depend on many factors, including those discussed in the risk factor entitled “Frequency’s failure to meet the continued listing requirements of the Nasdaq Stock Market LLC could result in a delisting of its common stock.” Frequency and Korro Bio cannot assure you that all of the conditions to the consummation of the Merger will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or the closing may be delayed, and Frequency and Korro Bio each may lose some or all of the intended benefits of the Merger.

The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.

In general, neither Frequency nor Korro Bio is obligated to complete the Merger if there is a material adverse effect affecting the other party between July 14, 2023, the date of the Merger Agreement, and the closing of the Merger. However, certain types of changes are excluded from the concept of a “material adverse effect.” Such exclusions include but are not limited to changes in general economic or political conditions, industry wide changes, changes resulting from the announcement of the Merger, natural disasters, pandemics, other public health events and changes in GAAP. Therefore, if any of these events were to occur impacting Frequency or Korro Bio, the other party would still be obliged to consummate the closing of the Merger. If any such adverse changes occur and Frequency and Korro Bio consummate the closing of the Merger, the stock price of the combined company may suffer. This in turn may reduce the value of the Merger to the stockholders of Frequency, Korro Bio or both. For a more complete discussion of what constitutes a material adverse effect on Frequency or Korro Bio, see the section titled “The Merger Agreement—Representations and Warranties” beginning on page 201 of this proxy statement/prospectus.

If Frequency and Korro Bio complete the Merger, the combined company will need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations.

Additional financing may not be available to the combined company when it is needed or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such financing will cause additional dilution to all securityholders of the combined company, including Frequency’s pre-Merger stockholders and Korro Bio’s former securityholders. It is also possible that the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the combined company.

Some Frequency and Korro Bio directors and executive officers have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Directors and executive officers of Frequency and Korro Bio may have interests in the Merger that are different from, or in addition to, the interests of other Frequency stockholders generally. These interests with respect to Frequency’s directors and executive officers may include, among others, acceleration of Frequency Options, Frequency restricted stock units, retention bonus payments, severance payments and benefits if employment is terminated in a qualifying termination in connection with the Merger and rights to continued indemnification, expense advancement and insurance coverage. David L. Lucchino, a current member of the Frequency board of directors will continue as a director of the combined company after the Effective Time.

Following the Effective Time, it is expected that the combined company will provide compensation to non-employee directors pursuant to a new non-employee director compensation policy that is expected to be adopted post-closing. These interests with respect to Korro Bio’s directors and executive officers may include, among others, certain of Korro Bio’s directors and executive officers have options, subject to vesting, to purchase shares of Korro Bio common stock which, after the Effective Time, will be converted into and become options to purchase shares of the common stock of the combined company; Korro Bio’s executive officers are expected to continue as executive officers of the combined company after the Effective Time; and all of Korro Bio’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. Further, certain current members of Korro Bio’s board of directors will continue as directors of the combined company after the Effective Time, and, following the Effective Time, it is expected that the combined company will provide compensation to non-employee directors pursuant to a new non-employee director compensation policy that is expected to be adopted post-closing.

The board of directors of both Frequency and Korro Bio were aware of and considered these interests, among other matters, in reaching their decisions to approve and adopt the Merger Agreement, approve the Merger, approve the issuance of Frequency common stock in the Merger, and recommend the approval of the Merger Agreement to Korro Bio stockholders and the issuance of the Frequency common stock to Korro Bio stockholders in the Merger to the Frequency stockholders. These interests, among other factors, may have influenced the directors and executive officers of Frequency and Korro Bio to support or approve the Merger.

For more information regarding the interests of Frequency and Korro Bio directors and executive officers in the Merger, please see the sections titled “The Merger—Interests of Frequency Directors and Executive Officers in the Merger” beginning on page 183 and “The Merger—Interests of Korro Bio Directors and Executive Officers in the Merger” beginning on page 187 of this proxy statement/prospectus.

Frequency stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Frequency stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

If the Merger is not completed, Frequency’s stock price may decline significantly.

The market price of Frequency common stock is subject to significant fluctuations. During the 12-month period ended September 27, 2023, the closing sales price of Frequency common stock on Nasdaq ranged from a high of $5.4750 on January 24, 2023 to a low of $0.3318 on June 21, 2023. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of Frequency common stock will likely be volatile based on whether stockholders and other investors believe that Frequency can complete the Merger or otherwise raise additional capital to support Frequency’s operations if the Merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of Frequency common stock is exacerbated by low trading volume. Additional factors that may cause the market price of Frequency common stock to fluctuate include:

•	adverse publicity relating to the combined company’s business and product candidates;

•	the loss of key employees;

•	future sales of common stock;

•	general and industry-specific economic conditions;

•	the failure to meet industry analyst expectations; and

•	period-to-period fluctuations in financial results.

See also “Risks related to Frequency common stock—The market price of Frequency common stock has been volatile and fluctuated and may in future fluctuate substantially, which could result in substantial losses for Frequency’s stockholders”. Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Frequency common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

Frequency and Korro Bio securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the Merger, the current stockholders of Frequency and Korro Bio will own a smaller percentage of the combined company than their ownership of their respective companies prior to the Merger. Immediately after the Merger, Frequency securityholders as of immediately prior to the Merger are expected to own approximately 8% of the outstanding shares of the combined company on a fully-diluted basis and former Korro Bio securityholders, including purchasers in the Pre-Closing Financing, are expected to own approximately 92% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) a valuation of Frequency equal to $40.0 million, based on certain assumptions, including Frequency’s net cash as of the closing date of the Merger being equal to $25.0 million, (b) a valuation for Korro Bio equal to $325.6 million and (c) Korro Bio issuing approximately $117.3 million of Korro Bio common stock in the Pre-Closing Financing described elsewhere in this proxy statement/prospectus.

During the pendency of the Merger, Frequency and Korro Bio may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.

Covenants in the Merger Agreement impede the ability of Frequency and Korro Bio to make acquisitions during the pendency of the Merger, subject to specified exceptions. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, proposing, seeking or knowingly encouraging, facilitating or supporting any inquiries, indications of interest, proposals or offers that constitute or may reasonably be expected to lead to certain transactions involving a third party, including a merger, sale of assets or other business combination, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders, but the parties may be unable to pursue them. For more information, see the sections titled “The Merger Agreement—Non-Solicitation” beginning on page 205.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Frequency and Korro Bio from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances as described in further detail in the section titled “The Merger Agreement—Non-Solicitation” beginning on page 205. In addition, if Frequency terminates the Merger Agreement under specified circumstances, Frequency would be required to pay Korro Bio a termination fee of $1.5 million. This termination fee may discourage third parties from submitting competing proposals to Frequency or its stockholders, and may cause the Frequency board of directors to be less inclined to recommend a competing proposal.

Because the lack of a public market for Korro Bio’s stock makes it difficult to evaluate the fair market value of Korro Bio’s stock, Frequency may pay more than the fair market value of Korro Bio’s stock and/or the stockholders of Korro Bio may receive consideration in the Merger that is less than the fair market value of Korro Bio’s stock.

The outstanding Korro Bio common stock is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Korro Bio’s stock. Because the percentage of Frequency equity to be issued to Korro Bio stockholders was determined based on negotiations between the parties, it is possible that the value of the Frequency common stock to be received by Korro Bio stockholders will be less than the fair market value of Korro Bio’s stock, or Frequency may pay more than the aggregate fair market value for Korro Bio’s stock.

Frequency stockholders may not receive any payment on the CVRs, and the CVRs may expire valueless.

The right of Frequency stockholders to receive any future payment on or derive any value from the CVRs will be contingent solely upon the occurrence of the CVR Milestones within the time periods specified in the CVR Agreement and the consideration received being greater than the amounts permitted to be withheld or deducted by Frequency under the CVR Agreement. There is no guarantee that Frequency will be able to successfully collaborate or sell any of these assets or establish a viable entity to manage the development of these assets. In the event that no CVR Milestones occur within the time periods specified in the CVR Agreement, no payments will be made under the CVR Agreement, and the CVRs will expire valueless.

Furthermore, the CVRs will be unsecured obligations of the combined company and all payments under the CVRs, all other obligations under the CVR Agreement and the CVRs and any rights or claims relating thereto may be subordinated in right of payment to the prior payment in full of all current or future senior obligations of the combined company.

The tax treatment of the CVRs is unclear.

The U.S. federal income tax treatment of the CVRs is unclear. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments under, the CVRs, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs.

For example, as discussed in the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Frequency Common Stock” beginning on page 222 of this proxy statement/prospectus, Frequency does not intend to report the issuance of the CVRs as a current distribution of property with respect to its stock, but it is possible that the IRS could assert that Frequency stockholders are treated as having received a distribution of property equal to the fair market value of the CVRs on the date the CVRs are distributed, which could be taxable to Frequency stockholders without the corresponding receipt of cash. In addition, it is possible that the IRS or a court could determine that the issuance of the CVRs (and/or any payments thereon) and the Reverse Stock Split constitute a single “recapitalization” for U.S. federal income tax purposes with the CVRs constituting taxable “boot” received in such recapitalization exchange. In such case, the tax consequences of the CVRs and the Reverse Stock Split would differ from those described in this proxy statement/prospectus, including with respect to the timing and character of income.

Risks Related to the Proposed Reverse Stock Split

The Reverse Stock Split may not increase the combined company’s stock price over the long-term.

The principal purpose of the Reverse Stock Split is to increase the per-share market price of Frequency common stock above the minimum bid price requirement under the Nasdaq rules so that Frequency can maintain its listing on Nasdaq. It cannot be assured, however, that the Reverse Stock Split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of Frequency common stock, it cannot be assured that the Reverse Stock Split will increase the market price of its common stock by enough to maintain the listing of Frequency common stock on Nasdaq, or result in any permanent or sustained increase in the market price of Frequency common stock, which is dependent upon many factors, including Frequency’s business and financial performance, general market conditions, and prospects for future success. Thus, while the stock price of Frequency might meet the continued listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.

The Reverse Stock Split may decrease the liquidity of the combined company’s common stock.

Although the Frequency board of directors believes that the anticipated increase in the market price of the combined company’s common stock resulting from the proposed Reverse Stock Split could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Reverse Stock Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined company’s common stock. In addition, the Reverse Stock Split may not result in an increase in the combined company’s stock price necessary to satisfy Nasdaq’s initial listing requirements for the combined company.

The Reverse Stock Split may lead to a decrease in the combined company’s overall market capitalization.

Should the market price of the combined company’s common stock decline after the Reverse Stock Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the Reverse Stock Split. A Reverse Stock Split is often viewed negatively by the market and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price does not increase in proportion to the Reverse Stock Split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company’s common stock will remain the same after the Reverse Stock Split is effected, or that the Reverse Stock Split will not have an adverse effect on the combined company’s stock price due to the reduced number of shares outstanding after the Reverse Stock Split.

Risks Related to the Combined Company

If any of the events described in “Risks Related to Frequency’s Business” or “Risks Related to Korro Bio’s Business” occur, those events could cause potential benefits of the Merger not to be realized.

Following completion of the Merger, the combined company will be susceptible to many of the risks described in the sections herein entitled “Risks Related to Frequency’s Business” and “Risks Related to Korro Bio’s Business” beginning on pages 49 and 99. To the extent any of the events in the risks described in those sections occur, the potential benefits of the Merger may not be realized and the results of operations and financial condition of the combined company could be adversely affected in a material way. This could cause the market price of the combined company’s common stock to decline.

The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.

The market price of the combined company’s common stock following the Merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

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results of clinical trials and preclinical studies of the combined company’s product candidates, or those of the combined company’s competitors or the combined company’s existing or future collaborators;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	if the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

•	actions taken by regulatory agencies with respect to the combined company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;

•	sales of securities by the combined company or its securityholders in the future;

•	if the combined company fails to raise an adequate amount of capital to fund its operations or continued development of its product candidates;

•	trading volume of the combined company’s common stock;

•	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to precision medicine product candidates, including with respect to other products in such markets;

•	the introduction of technological innovations or new therapies that compete with the products and services of the combined company; and

•	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect the combined company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the combined company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the combined company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results, financial condition and cash flows.

The combined company may incur losses for the foreseeable future and might never achieve profitability.

The combined company may never become profitable, even if the combined company is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. The combined company will need to successfully complete significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, is expected to result in substantial increased operating losses for at least the next several years. Even if the combined company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

Following the Merger, the combined company may be unable to integrate successfully the businesses of Frequency and Korro Bio and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies that currently operate as independent companies. Following the Merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

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the inability to successfully combine the businesses of Frequency and Korro Bio in a manner that permits the combined company to achieve the anticipated benefits from the merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	creation of uniform standards, controls, procedures, policies and information systems; and

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger.

In addition, Frequency and Korro Bio have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of the combined company.

If the combined company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.

The combined company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The combined company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the combined company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could impact negatively its ability to implement successfully its business plan. If the combined company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The combined company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.

The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

The combined company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate. The combined company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could, for example, through the sale of common stock or securities convertible or exchangeable into common stock, significantly dilute its stockholders’ ownership interests or inhibit the combined company’s ability to achieve its business objectives. If the combined company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. In addition, any debt financing may subject the combined company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the combined company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the combined company or its stockholders.

The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses as a public company that Korro Bio did not incur as a private company, including costs associated with public company reporting obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The combined company’s management team will consist of the executive officers of Korro Bio prior to the Merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all of these requirements. Any changes the combined company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Upon completion of the Merger, failure by the combined company to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.

Upon completion of the Merger, Frequency, under the new name “Korro Bio, Inc.,” will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Frequency agreed to use its commercially reasonable efforts to cause the shares of Frequency common stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the Effective Time. Based on information currently available to Frequency, Frequency anticipates that its stock will be unable to meet the $4.00 (or, to the extent applicable, $3.00) minimum bid price initial listing requirement at the closing of the Merger unless it effects a reverse stock split. The board of directors of Frequency intends to effect a reverse stock split of Frequency’s issued and outstanding common stock at a ratio ranging from any whole number between 1-for-25 and 1-for-50, as determined by the Frequency board of directors in its discretion. In addition, often times a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. Following the Merger, if the combined company is unable to satisfy Nasdaq listing requirements, Nasdaq may notify the combined company that its shares of common stock will not be listed on Nasdaq.

Upon a potential delisting from Nasdaq, if the common stock of the combined company is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the combined company; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the common stock of the combined company. Also, it may be difficult for the combined company to raise additional capital if the combined company’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the combined company and could have a material adverse effect on the combined company.

Once the combined company is no longer an emerging growth company, a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the combined company will be subject to additional laws and regulations affecting public companies that will increase the combined company’s costs and the demands on management and could harm the combined company’s operating results and cash flows.

The combined company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the combined company file with the SEC, annual, quarterly and current reports with respect to the combined company’s business and financial condition as well as other disclosure and corporate governance requirements. However, as an emerging growth company, the combined company may take advantage of exemptions from various requirements such as an exemption from the requirement to have the combined company’s independent auditors attest to the combined company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 as well as an exemption from the “say on pay” voting requirements pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The combined company will no longer qualify as an emerging growth company after December 31, 2023. After the combined company no longer qualifies as an emerging growth company, Frequency and Korro Bio expect the combined company to still qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, in at least the near term, which will allow the combined company to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and in the combined company’s periodic reports and proxy statements. Once the combined company is no longer an emerging growth company or a smaller reporting company or otherwise no longer qualifies for these exemptions, the combined company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the combined company is not able to comply with the requirements in a timely manner or at all, the combined company’s financial condition or the market price of the combined company’s common stock may be harmed. For example, if the combined company or its independent auditor identifies deficiencies in the combined company’s internal control over financial reporting that are deemed to be material weaknesses the combined company could face additional costs to remedy those deficiencies, the market price of the combined company’s stock could decline or the combined company could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

Provided the combined company continues to be listed on Nasdaq, the combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Korro Bio has never been required to test its internal controls within a specified period. This will require that the combined company incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expends significant management efforts. The combined company may experience difficulty in meeting these reporting requirements in a timely manner.

The combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

The unaudited pro forma condensed combined financial information for Frequency and Korro Bio included in this proxy statement/prospectus are preliminary, and the combined company’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma financial information for Frequency and Korro Bio included in this proxy statement/prospectus are presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the period presented. The combined company’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial information included in this proxy statement/prospectus. The exchange ratio formula reflected in this proxy statement/prospectus is preliminary. The final exchange ratio will be determined in accordance with the formula in the Merger Agreement and could differ materially from the preliminary exchange ratio used to prepare the pro forma adjustments. For more information see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 372.

The combined company’s certificate of incorporation and bylaws and provisions under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by its stockholders to replace or remove its management.

If the Merger is completed, Frequency’s bylaws and Frequency’s charter, as amended by the amendments thereto attached to this proxy statement/prospectus as Annex H and, assuming Proposal No. 2 are approved by Frequency stockholders at the Frequency Annual Meeting, will become the combined company’s bylaws and certificate of incorporation. Provisions that will be included in the combined company’s certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control of the combined company that stockholders may consider favorable, including transactions in which its common stockholders might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock, thereby depressing the market price of its common stock. In addition, because the combined company’s board of directors will be responsible for appointing the members of the combined company’s management team, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the combined company’s board of directors. Among other things, these provisions:

•	establish a classified board of directors such that all members of the board are not elected at one time;

•	allow the authorized number of its directors to be changed only by resolution of its board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by its stockholders by written consent;

•	limit who may call a special meeting of stockholders;

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authorize its board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by its board of directors; and

•	require the approval of the holders of at least 66.67% of the votes that all its stockholders would be entitled to cast to amend or repeal certain provisions of its charter or bylaws.

Moreover, because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company voting stock from merging or combining with the combined company. Although Frequency and Korro Bio believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

The bylaws of the combined company will provide that, unless the combined company consents in writing to the selection of an alternative forum, certain designated courts will be the sole and exclusive forum for certain legal actions between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers, employees or agents.

The bylaws of the combined company will provide that, unless it consents in writing to an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of or based on a breach of a fiduciary duty owed by any of its current or former directors, officers, or other employees to the combined company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, its charter or its bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, which for purposes of this risk factor refers to herein as the “Delaware Forum Provision.” The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act and the Exchange Act. The bylaws of the combined company will further provide that, unless it consents in writing to an alternative forum, federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which for purposes of this risk factor refers to herein as the “Federal Forum Provision.” In addition, the bylaws of the combined company will provide that any person or entity purchasing or otherwise acquiring any interest in shares of its capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived its compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders of the combined company in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clauses in the bylaws of the combined company may limit its stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with the combined company or its directors, officers or employees, which may discourage such lawsuits against the combined company and its directors, officers and employees even though an action, if successful, might benefit its stockholders.

Frequency and Korro Bio do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the growth of the combined company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there had been no public market for shares of Korro Bio capital stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for the combined company’s common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing securityholders of Frequency and Korro Bio sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of August 31, 2023, after giving effect to the estimated exchange ratio, which has not been adjusted to reflect the proposed Reverse Stock Split, the Pre-Closing Financing and shares expected to be issued upon completion of the Merger, the combined company is expected to have outstanding a total of approximately 442,514,478 shares of common stock immediately following the completion of the Merger. Of the shares of common stock, approximately 282,432,821 shares will be available for sale in the public market beginning 180 days after the closing of the Merger as a result of the expiration of lock-up agreements between Frequency and Korro Bio on the one hand and certain securityholders of Frequency and Korro Bio on the other hand. All other outstanding shares of common stock, other than shares held by affiliates of the combined company and shares of Frequency common stock issued in exchange for shares of Korro Bio common stock issued in the Pre-Closing Financing will be freely tradable, without restriction, in the public market. In addition, shares of common stock that are subject to outstanding options or warrants of Korro Bio will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the combined company’s common stock could decline.

After completion of the Merger, the combined company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval.

Upon the completion of the Merger, and giving effect to the issuance of the Pre-Closing Financing, it is anticipated that the combined company’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately 77% of the combined company’s outstanding shares of common stock, subject to certain assumptions, including, but not limited to, (a) a valuation of Frequency equal to $40.0 million, based on certain assumptions, including Frequency’s net cash as of the closing date of the Merger being equal to $25.0 million, (b) a valuation for Korro Bio equal to $325.6 million and (c) Korro Bio issuing approximately $117.3 million of Korro Bio common stock in the Pre-Closing Financing described elsewhere in this proxy statement/prospectus. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. For example, these stockholders, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the combined company’s assets. This concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect to not provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and the proceeds from the Pre-Closing Financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The combined company will have broad discretion over the use of the cash and cash equivalents of the combined company and the proceeds from the Pre-Closing Financing. You may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on your investment. The combined company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the combined company’s cash resources.

Changes in tax laws or in their implementation or interpretation may adversely affect the combined company’s business and financial condition.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the combined company’s business and financial condition. In recent years, many such changes have been made and changes are likely to continue to occur in the future. The combined company cannot predict whether, when, in what form or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided or whether they could increase its tax liability or require changes in the manner in which it operates in order to minimize increases in its tax liability.

The combined company’s ability to use net operating loss carryforwards and other tax attributes may be limited, including as a result of the Merger.

The combined company’s ability to utilize net operating loss carryforwards, or NOLs, and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including, as discussed below, in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the combined company earns taxable income, such limitations could result in increased future income tax liability to the combined company, and the combined company’s future cash flows could be adversely affected.

For a more complete discussion of the risks related to the net operating loss carryforwards and certain other tax attributes of Frequency and Korro Bio, please see the discussions under “Risk Factors—Risks Related to Frequency’s Business—Risks Related to Frequency’s financial position and need for additional capital—Frequency’s ability to use its net operating loss carryforwards to offset future taxable income, or tax credit carryforwards to offset future income tax liabilities, may be subject to certain limitations” and “Risk Factors—Risks Related to Korro Bio’s Financial Position and Need for Capital—Korro Bio’s ability to utilize its net operating loss carryforwards and certain other tax attributes may be limited,” respectively.

Unfavorable global economic conditions could adversely affect the combined company’s business, financial condition, results of operations or cash flows.

The combined company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the combined company’s business, including, weakened demand for the combined company’s product candidates and the combined company’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain the combined company’s suppliers, possibly resulting in supply disruption, or cause the combined company’s customers to delay making payments for its services. Any of the foregoing could harm the combined company’s business and the combined company cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

Risks Related to Frequency’s Business

Risks related to Frequency’s financial position and need for additional capital

Frequency has incurred significant losses since inception and anticipates that Frequency will continue to incur losses for the foreseeable future. Frequency is not currently profitable, and Frequency may never achieve or sustain profitability. If Frequency is unable to achieve or sustain profitability, the market value of Frequency common stock will likely decline.

Frequency is a preclinical-stage biotechnology company with a limited operating history. As a result, Frequency is not profitable and has incurred significant losses since the formation. Frequency had net losses of

$10.8 million, $30.3 million and $81.6 million for the three and six months ended June 30, 2023, and the year ended December 31, 2022, respectively. As of June 30, 2023, Frequency had an accumulated deficit of $292.0 million. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to gain regulatory approval and become commercially viable. Frequency has not commercialized any products and has never generated revenue from the commercialization of any product. To date, Frequency has devoted most of its financial resources to licensing technologies and research and development, including its preclinical platform development activities and clinical trials.

Frequency expects to incur significant additional operating losses to advance any product candidate, including a potential therapeutic candidate for MS, through clinical development, clinical trials, regulatory approval and commercialization. The costs of advancing product candidates into each clinical phase tend to increase substantially over the duration of the clinical development process. Therefore, the total costs to advance any product candidate to marketing approval in even a single jurisdiction are substantial. Because of the numerous risks and uncertainties associated with pharmaceutical product development, Frequency is unable to accurately predict the timing or amount of increased expenses or when, or if, Frequency will be able to begin generating revenue from the commercialization of any product candidates or achieve or maintain profitability. Frequency’s expenses will also increase substantially if Frequency:

•	develops and commences clinical trials for any product candidate, including for its MS Program;

•	expands its development programs based on its PCA approach;

•	further develops its PCA approach;

•	seeks regulatory approvals for any other product candidates;

•	secures a commercial manufacturing source and supply chain capacity sufficient to produce commercial quantities of any product candidate for which Frequency obtains regulatory approval;

•	establishes a sales, marketing and distribution infrastructure to commercialize any product candidates, if approved;

•	maintains, expands, and protects its intellectual property portfolio; and

•	acquires or in-licenses other product candidates or technologies.

Furthermore, Frequency’s ability to successfully develop, commercialize and license any product candidates and generate product revenue is subject to substantial additional risks and uncertainties, as described under “Risks related to development, clinical testing, manufacturing, and regulatory approval” and “Risks related to commercialization.” As a result, Frequency expects to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on Frequency’s stockholders’ equity and working capital. The amount of its future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenues. If Frequency is unable to develop and commercialize one or more product candidates, either alone or through collaborations, or if revenues from any product that receives marketing approval are insufficient, Frequency will not achieve profitability. Even if Frequency successfully commercializes any product candidates, Frequency may continue to incur substantial research and development and other expenses to identify and develop other product candidates. Even if Frequency does achieve profitability, Frequency may not be able to sustain profitability or meet outside expectations for its profitability. If Frequency is unable to achieve or sustain profitability or to meet outside expectations for its profitability, the value of Frequency common stock will be materially adversely affected.

Frequency will require additional capital to fund its operations, and if Frequency fails to obtain necessary financing, Frequency may not be able to complete the development and commercialization of any product candidates or explore additional product candidates.

Frequency will require additional capital to enable Frequency to develop any product candidate, which it may acquire through equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. Adequate additional financing may not be available to Frequency on acceptable terms, or at all. Frequency’s failure to raise capital as and when needed would have a negative effect on Frequency’s financial condition and its ability to pursue its business strategy. In addition, attempting to secure additional financing may divert the time and attention of Frequency’s management from day-to-day activities and harm its development efforts.

Changing circumstances, including any unanticipated expenses, could cause Frequency to consume capital significantly faster than Frequency currently anticipates, and Frequency may need to spend more than currently expected because of circumstances beyond its control. Because the length of time and scope of activities associated with successful development of any product candidate Frequency may develop is highly uncertain, Frequency is unable to estimate the actual funds it will require for development and any marketing and commercialization activities. Its future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

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the initiation, progress, timing, costs and results of clinical trials through all phases of development, including any unforeseen costs Frequency may incur as a result of public health emergencies or other causes;

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the outcome, timing and cost of meeting regulatory requirements established by the FDA, and other comparable foreign regulatory authorities, including any clinical trials required by the FDA or other comparable foreign regulatory authorities;

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the willingness of the FDA and other comparable foreign regulatory authorities to accept its clinical trial designs, as well as data from clinical trials and preclinical studies, as the basis for review and approval of any product candidate;

•	the cost of filing, prosecuting, defending, and enforcing its patent claims and other intellectual property rights;

•	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against Frequency;

•	the effect of competing technological and market developments;

•	the cost and timing of completion of commercial-scale manufacturing activities;

•	the costs of operating as a public company;

•	the extent to which Frequency in-licenses or acquires other product candidates or technologies;

•	the cost of establishing sales, marketing and distribution capabilities for its product candidates, if approved; and

•	the initiation, progress, and timing of commercialization of any product candidate, if approved.

Depending on its business performance, the economic climate and market conditions, Frequency may be unable to raise additional funds through any sources. Market volatility resulting from the COVID-19 global pandemic, international geopolitical conflict, global supply chain issues, and increased inflation could also adversely impact its ability to access capital as and when needed. If Frequency is unable to raise additional capital in sufficient amounts or on terms acceptable to Frequency, Frequency may have to significantly delay, scale back or discontinue the development or commercialization of any product candidates, or potentially discontinue operations.

Additionally, Frequency maintains the majority of its cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and its deposits at certain of these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where Frequency maintains its cash and cash equivalents, there can be no assurance that Frequency would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect its business and financial position.

Frequency has a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for its future viability.

Frequency was established and began operations in 2014. Its operations to date have been limited to financing and staffing Frequency, licensing technologies, developing its PCA approach, developing and conducting preclinical and clinical studies for the treatment of SNHL, and developing a pipeline of preclinical and research programs, including its remyelination program in MS. Frequency has not yet demonstrated the ability to successfully complete a large-scale, pivotal clinical trial, obtain marketing approval, manufacture a commercial-scale product, or arrange for a third party to do so on Frequency’s behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about its future success or viability may not be as accurate as they could be if Frequency had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

In addition, as a business with a limited operating history, Frequency may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. Its FX-322 Phase 2b results (FX-322-208), for example, showed no statistically significant difference at day 90 between those administered FX-322 versus those receiving placebo in the proportion of individuals that demonstrated an improvement in speech perception. Frequency will eventually need to transition from a company with a research focus to a company capable of supporting commercial activities. Frequency may not be successful in such a transition and, as a result, its business may be adversely affected.

Frequency expects its financial condition and operating results may fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond its control. Accordingly, the results of any quarterly or annual period are not necessarily indicative of future operating performance.

Frequency’s ability to use its net operating loss carryforwards to offset future taxable income, or tax credit carryforwards to offset future income tax liabilities, may be subject to certain limitations.

As of December 31, 2022, Frequency had NOLs of $174.1 million for federal income tax purposes and $141.3 million for state income tax purposes, which may be available to offset its future taxable income, if any. Frequency’s NOLs expire in various amounts through 2042, provided that federal NOLs generated in taxable years beginning after December 31, 2017, will not be subject to expiration. However, although federal NOLs generated in taxable years beginning after December 31, 2017, may be carried forward indefinitely, such NOLs may only be used to offset 80% of Frequency’s taxable income in taxable years beginning after December 31, 2020, which may require Frequency to pay federal income taxes in future years despite generating federal NOLs in prior years. As of December 31, 2022, Frequency also had federal and state research and development and other tax credit carryforwards of approximately $8.2 million and $3.6 million, respectively, available to reduce future income tax liabilities. Frequency’s tax credit carryforwards expire at various dates through 2042. These NOLs and tax credit carryforwards could expire unused, to the extent subject to expiration, and be unavailable to offset future taxable income or income tax liabilities, as applicable.

In addition, in general, under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change NOLs and tax credit carryforwards to offset future taxable income. For these purposes, an ownership change generally occurs where one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. Frequency believes it has experienced ownership changes in 2017 and 2019. As a result of the ownership changes in 2017 and 2019, $0.01 million and $0.04 million of NOL carryforwards are limited under Section 382 of the Code. Frequency may experience ownership changes in the future as a result of future transactions in its stock, some of which may be outside its control. In particular, the Merger and the Pre-Closing Financing, if consummated, are likely to constitute an ownership change within the meaning of Section 382 of the Code, which could eliminate or otherwise substantially limit Frequency’s ability to use its NOLs and tax credit carryforwards. For these reasons, Frequency may not be able to use a material portion of its NOLs or tax credit carryforwards, even if Frequency attains profitability. Frequency has recorded a full valuation allowance related to its NOLs and other deferred tax assets due to the uncertainty of the ultimate realization of the future tax benefit of such assets.

Changes in tax laws or in their implementation or interpretation may adversely affect Frequency’s business and financial condition.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect Frequency’s business and financial condition. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Frequency cannot predict whether, when, in what form or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided or whether they could increase its tax liability or require changes in the manner in which it operates in order to minimize increases in its tax liability.

Risks related to development, clinical testing, manufacturing, and regulatory approval

Frequency is heavily dependent on the MS Program, and if it is unable to enter into a strategic transaction for its MS Program, or is unable to develop an MS product candidate or such MS product candidate does not receive regulatory approval or is not successfully commercialized, its business could be materially adversely harmed.

To date, Frequency has invested a significant portion of its efforts and financial resources in the development of FX-322 for the treatment of SNHL. Frequency recently discontinued its FX-322 and FX-345 development programs following the results of its FX-322 Phase 2b study which showed no statistically significant difference at day 90 between those administered FX-322 versus those receiving placebo in the proportion of individuals that demonstrated an improvement in speech perception. Frequency’s future success is substantially dependent on its ability to successfully enter into a strategic transaction for its MS Program or complete development for, obtain regulatory approval for, and successfully commercialize an MS product candidate, which may never occur. Frequency currently has no products that are approved for commercial sale and may never be able to develop a marketable product. An MS development program will require a substantial portion of Frequency’s efforts and expenditures and will require clinical development, management of clinical and manufacturing activities, regulatory approval, establishing commercial scale manufacturing, and significant sales, marketing, and distribution efforts before Frequency can generate any revenues from any commercial sales. Frequency cannot be certain that it will be able to successfully complete any of these activities or that, even if it receives regulatory approval, a remyelinating therapeutic will be as effective as anticipated at treating MS.

The research, testing, manufacturing, labeling, approval, sale, packaging, marketing, and distribution of drug products are subject to extensive regulation by the FDA and comparable regulatory authorities in other countries. Frequency is not permitted to market an MS product candidate until Frequency receive regulatory approval from the FDA or comparable regulatory authorities in other countries, and Frequency may never receive such regulatory approval. Furthermore, Frequency cannot be certain that it will be able to enter into any strategic transaction for the MS Program or that it will be able to enter into a strategic transaction on favorable terms. As a result, its financial position could be materially adversely affected, and Frequency may not be able to generate sufficient revenue to continue its business.

Frequency utilizes its PCA approach to develop product candidates that are designed to activate progenitor cells, which is a new approach to therapeutic intervention and, as a result, successful development, approval, and commercialization of any product candidates, including an MS product candidate, is uncertain.

Frequency utilizes its PCA approach to develop product candidates, including in its MS development program. Frequency’s PCA approach is designed to identify pathways to activate progenitor cells already present in the body to treat conditions or diseases through cellular regeneration. Frequency has not, nor to its knowledge has any other company, received regulatory approval utilizing this mechanism of cellular regeneration. Given the novelty of its approach, Frequency could encounter a longer than expected regulatory review process, increased development costs, or unexpected delays in, or even prevention of, the regulatory approval and commercialization of its product candidates, and Frequency cannot be certain that its approach will lead to the development of any approvable or marketable products.

Clinical trials are expensive, time consuming, and difficult to design and implement, and involve an uncertain outcome. The results of preclinical studies and early clinical trials are not always predictive of future results. Any product candidate that Frequency advances into clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and completed clinical trials are not necessarily predictive of future results, and any product candidates Frequency develops may not be further developed or may have additional unfavorable results in later studies or trials. Clinical trial failure may result from a multitude of factors, including, but not limited to, flaws in study design, dose selection, placebo effect, subject enrollment criteria, selection of subjects based on subject misrepresentations, and failure to demonstrate favorable safety or efficacy traits. As such, failure in clinical trials can occur at any stage of testing, which may result in setbacks in development or a determination to no longer pursue a particular product candidate or indication. For example, later-stage clinical trials in its hearing program failed to meet their primary end points despite promising results from earlier clinical trials and, as a result, Frequency ended its hearing program. Further, based upon negative or inconclusive results or a need for additional information, Frequency may decide, or regulatory authorities may require Frequency, to conduct additional clinical trials or preclinical studies.

Frequency may experience delays in initiating and completing any clinical trials that Frequency intends to conduct, and Frequency does not know whether its clinical trials will begin on time, need to be redesigned, enroll subjects on time, or be completed on schedule, or at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of its clinical studies;

•	obtaining regulatory approval to commence a trial;

•

reaching an agreement on acceptable terms with prospective contract research organizations, or CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining Institutional Review Board, or IRB, approval at each site within the United States, or Independent Ethics Committee, or IEC, approval at sites outside the United States;

•	business interruptions resulting from public health emergencies, such as the COVID-19 pandemic;

•	recruiting suitable subjects to participate in a trial in a timely manner and in sufficient numbers;

•	having subjects complete a trial or return for post-treatment follow-up;

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imposition of a clinical hold by regulatory authorities, including as a result of unforeseen safety issues or side effects or failure of trial sites or investigators to adhere to regulatory requirements or follow trial protocols;

•	clinical sites deviating from the trial protocol or dropping out of a trial;

•	addressing subject safety concerns that arise during a trial;

•	adding a sufficient number of clinical trial sites; or

•	manufacturing sufficient quantities of a product candidate for use in clinical trials.

Frequency could also encounter delays if a clinical trial is suspended or terminated by Frequency, the IRBs or IECs of the institutions in which such trials are being conducted, the FDA or other regulatory authorities, or recommended for termination by a Data and Safety Monitoring Board, or DSMB, for such trial. Such authorities may impose a suspension or termination or recommend an alteration due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or its clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, or lack of adequate funding to continue the clinical trial.

Furthermore, Frequency relies on CROs and clinical trial sites to ensure the proper and timely conduct of its clinical trials and, while Frequency has agreements governing its committed activities, Frequency has limited influence over its actual performance, as described in the section titled “Risks related to Frequency’s dependence on third parties.”

If Frequency experiences delays in the commencement or completion of any clinical trials, or if Frequency terminates a clinical trial prior to completion, the commercial prospects of any product candidate Frequency develops could be harmed, and its ability to generate revenues may be delayed. In addition, any delays in its clinical trials could increase its costs, slow the development and approval process and jeopardize its ability to commence product sales and generate revenues. Any of these occurrences may materially harm its business, financial condition, and results of operations. In addition, many of the factors that may cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of its product candidates.

The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time- consuming, and inherently unpredictable, and if Frequency is ultimately unable to obtain regulatory approval for any product candidates, its business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during a product candidate’s clinical development and may vary among jurisdictions. The approval process may also be delayed by changes in government regulation, future legislation or administrative action. Frequency has not obtained regulatory approval for any product candidate and it is possible that Frequency will never obtain regulatory approval for any product candidate. Frequency is not permitted to market any of its product candidates in the United States until Frequency receives approval of an NDA from the FDA.

Prior to obtaining approval to commercialize a product candidate in the United States or abroad, Frequency must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authority, that such product candidates are safe and effective for their intended uses. In addition, data obtained from preclinical trials and clinical trials are susceptible to varying interpretations, and regulatory authorities may not interpret its data as favorably as Frequency does, which may further delay, limit, or prevent development efforts, clinical trials, or marketing approval. Furthermore, as more competing drug candidates within a class of drugs proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change. Even if Frequency believes the preclinical or clinical data for its product candidates are promising, such data may not be sufficient to support approval by the FDA and other comparable regulatory authorities.

The FDA or any foreign regulatory authority can delay, limit, or deny approval of a product candidate that Frequency develops or requires Frequency to conduct additional preclinical or clinical testing or abandon a program for many reasons, including:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of its clinical trials;

•	Frequency may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

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serious and unexpected drug-related side effects experienced by participants in its clinical trials or by individuals using drugs similar to its product candidates, or other products containing an active ingredient in its product candidates;

•	negative or ambiguous results from its clinical trials or results that may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	Frequency may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with its interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of its product candidates may not be acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, and Frequency may be required to conduct additional clinical trials;

•	the FDA’s or the applicable foreign regulatory authority’s disagreement regarding the formulation, the labeling, and/or the specifications of its product candidates;

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the FDA or comparable foreign regulatory authorities may fail to approve or find deficiencies with the manufacturing processes or facilities of third-party manufacturers with which Frequency contracts for clinical and commercial supplies;

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering its clinical data insufficient for approval; and

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significant regulatory GxP non-compliance or data integrity findings from FDA Bioresearch Monitoring inspections or pre-approval inspections inclusive of clinical investigator sites, contracted partners and their company’s quality management system and execution thereof.

Of the large number of drugs in development, only a small percentage successfully complete the regulatory approval processes and are commercialized. This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in Frequency’s failing to obtain regulatory approval to market its product candidates, which would significantly harm its business, results of operations, and prospects.

In addition, the FDA or the applicable foreign regulatory authority also may approve a product candidate for a more limited indication or patient population than Frequency originally requested, and the FDA or applicable foreign regulatory authority may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing circumstances could materially harm the commercial prospects for its product candidates and its business.

Enrollment and retention of individuals in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Frequency’s control.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on Frequency’s ability to enroll a sufficient number of subjects who remain in the study until its conclusion. Frequency may encounter delays in enrolling, or be unable to enroll, a sufficient number of subjects to complete any of its clinical trials, and even once enrolled, Frequency may be unable to retain a sufficient number of subjects to complete any of its trials.

Subject enrollment and retention in clinical trials depends on many factors, including:

•	the subject eligibility criteria defined in the protocol;

•	the size of the subject population required for analysis of the trial’s primary endpoints;

•	the nature of the trial protocol, trial design, side effects or other results that may arise in development;

•	the existing body of safety and efficacy data with respect to the product candidate;

•	the proximity of subjects to clinical sites;

•	its ability to recruit clinical trial investigators with the appropriate competencies, motivation and experience;

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clinicians’ and subjects’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications Frequency is investigating;

•	competing clinical trials being conducted by other companies or institutions;

•	its ability to obtain and maintain subject consents;

•	the risk that subjects enrolled in clinical trials will drop out of the trials before completion; and

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any ongoing impact of the COVID-19 pandemic, see “The COVID-19 pandemic has caused and could continue to cause disruptions to Frequency’s business, including its preclinical studies, clinical trials and operations and could adversely impact its financial condition and results of operations.”;

In addition, Frequency’s clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as its product candidates, and this competition will reduce the number and types of subjects available to Frequency, because some people who might have opted to enroll in its trials may instead opt to enroll in a trial being conducted by one of its competitors. Furthermore, any negative results Frequency may report in clinical trials of any product candidate may make it difficult or impossible to recruit and retain people in other clinical trials of that same product candidate. Delays or failures in planned subject enrollment or retention may result in increased costs or program delays, which could have a harmful effect on its ability to develop a product candidate or could render further development impossible.

Results of preclinical studies, clinical trials, or analyses may not be indicative of results that may be obtained in later trials or preclinical studies.

The results of preclinical studies, clinical trials, or analyses of the results from such trials may not be predictive of the results of later preclinical studies or clinical trials. Product candidates in later clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and prior clinical trials or having shown promising results based on analyses of data from earlier trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding earlier promising results. Frequency’s FX-322 Phase 2b results (FX-322-208), for example, showed no statistically significant difference at day 90 between those administered FX-322 versus those receiving placebo in the proportion of individuals that demonstrated an improvement in speech perception. In addition, conclusions based on promising data from analyses of clinical results, such as the prospective and post hoc analysis of data from its Phase 1/2 clinical trial of FX-322 for the treatment of SNHL (FX-322-201), may be shown to be incorrect in subsequent clinical trials that have pre-specified end points or may not be considered adequate by regulatory authorities. Further, Frequency has in the past and may in the future abandon product candidates that Frequency initially advanced for development based on positive preclinical results due to unfavorable results from additional preclinical studies. For example, Frequency recently discontinued its FX-322 and FX-345 development programs after the results of the FX-322-208 clinical trial. Even if Frequency completes later clinical trials as planned, Frequency cannot be certain that its results will support the safety and efficacy requirements sufficient to obtain regulatory approval, and, as a result, its clinical development plans may be materially harmed.

Interim and preliminary “top-line” data from its clinical trials that Frequency announces or publishes from time to time may change as more subject data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Frequency may publicly disclose interim, top-line or preliminary data from its clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. Frequency also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and Frequency may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that Frequency reports may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the top-line or preliminary data Frequency previously published. As a result, top-line and preliminary data should be viewed with caution until the final data are available.

From time to time, Frequency may also disclose interim data from its preclinical studies and clinical trials. Interim data from clinical trials that Frequency may complete are subject to the risk that one or more of the clinical outcomes may materially change as subject enrollment continues and more subject data become available. Adverse differences between interim data and final data could significantly harm its business prospects. Further, disclosure of interim data by Frequency or by its competitors could result in volatility in the price of Frequency common stock.

Further, others, including regulatory agencies, may not accept or agree with Frequency’s assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and its company in general. In addition, the information Frequency chooses to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what Frequency determines is material or otherwise appropriate information to include in its disclosure.

If the interim, top-line or preliminary data that Frequency reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, its ability to obtain approval for, and commercialize, its product candidates may be harmed, which could harm its business, operating results, prospects or financial condition.

Any of Frequency’s product candidates or component of a product candidate that Frequency develops or the administration thereof, may cause serious adverse events or undesirable side effects, which may halt their clinical development, delay or prevent marketing approval, or, if approved, require them to be taken off the market, include safety warnings, or otherwise limit their sales.

Serious adverse events or undesirable side effects caused by its product candidates or component of a product candidate Frequency develops could cause Frequency or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of any clinical trial Frequency conducts could reveal a high and unacceptable severity and prevalence of side effects.

If unacceptable side effects arise in the development of any product candidate, Frequency, the FDA, or the IRBs or IECs at the institutions in which its studies are conducted, or the DSMB, if constituted for their clinical trials, could recommend a suspension or termination of their clinical trials, or the FDA or comparable foreign regulatory authorities could order Frequency to cease further development of or deny approval of a product candidate for any or all targeted indications. In addition, drug-related side effects could affect subject recruitment or the ability of enrolled subjects to complete a trial or result in potential product liability claims. These side effects also may not be appropriately recognized or managed by the treating medical staff. Frequency may have to train medical personnel regarding the proper administration protocol for their product candidates and to understand the side effect profiles for their clinical trials and upon any commercialization of any of their product candidates. Inadequate training in recognizing or managing the potential side effects of their product candidates could result in subject injury or death. Any of these occurrences may harm its business, financial condition, and prospects significantly.

Additionally, if any product candidates Frequency develops receives marketing approval, and Frequency or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may suspend, withdraw, or limit approvals of such product, or seek an injunction against its manufacture or distribution;

•	regulatory authorities may require Frequency to recall a product or Frequency may decide to initiate a voluntary recall of a product;

•	regulatory authorities may require additional warnings on the label, such as a “black box” warning or contraindication;

•	additional restrictions may be imposed on the marketing of the product or the manufacturing processes for the product or any component thereof;

•	Frequency may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a medication guide outlining the risks of such side effects for distribution to subjects;

•	Frequency may be required to conduct post-market studies or agree to post marketing commitments;

•	Frequency could be sued and held liable for harm caused to subjects;

•	the product may become less competitive; and

•	Frequency’s reputation may suffer.

Any of these events could prevent Frequency from achieving or maintaining market acceptance of a product candidate, if approved, and could significantly harm its business, results of operations, and prospects.

Disruptions at the FDA and other government agencies caused by funding shortages, changes in the federal administration or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact Frequency’s business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed or approved by necessary government agencies, which would adversely affect Frequency’s business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs or the FDA experiences other delays, it could significantly impact the ability of the FDA to timely review and process their regulatory submissions, which could have a material adverse effect on their business.

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of foreign and domestic manufacturing facilities at various points. Even though the FDA has since resumed standard inspection operations of domestic facilities where feasible, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of their employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic, and any resurgence of the virus or emergence of new variants may lead to further inspectional delays.

Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic or issue guidance materially affecting the conduct of clinical trials. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process its regulatory submissions, which could have a material adverse effect on its business. Further, in Frequency’s operations as a public company, future government shutdowns or delays could impact its ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.

Frequency may not be successful in its efforts to identify additional product candidates. Due to Frequency’s limited resources and access to capital, Frequency must prioritize development of certain product candidates, the choice of which may prove to be wrong and adversely affect its business.

Frequency may fail to identify viable new product candidates for clinical development for several reasons. If Frequency fails to identify additional potential product candidates, its business could be materially harmed.

Research programs to develop additional product candidates based on its PCA approach require substantial technical, financial, and human resources whether or not they are ultimately successful. Frequency’s research programs may initially show promise in identifying potential indications or product candidates, yet fail to yield results for clinical development for several reasons, including:

•	the research methodology used may not be successful in identifying potential indications or product candidates;

•	potential product candidates may, after further study, be shown to have harmful or unexpected adverse effects or other characteristics that indicate they are unlikely to be effective drugs; or

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it may take greater human and financial resources than Frequency possesses to identify additional therapeutic opportunities for its product candidates or to develop suitable potential product candidates through internal research programs, thereby limiting its ability to develop, diversify, and expand its product portfolio.

Because Frequency has limited financial and human resources, Frequency focuses on research programs and product candidates for a limited set of indications. As a result, Frequency may forego or delay pursuit of opportunities with other product candidates or for other indications that could have greater commercial potential or a greater likelihood of success. Frequency’s resource allocation decisions may cause Frequency to fail to capitalize on viable commercial products or profitable market opportunities.

Accordingly, there can be no assurance that Frequency will ever be able to identify additional therapeutic opportunities for its product candidates or to develop suitable potential product candidates through internal research programs, which could materially adversely affect its future growth and prospects. Frequency may focus its efforts and resources on potential product candidates or other potential programs that ultimately prove to be unsuccessful.

Frequency has never obtained marketing approval for a product candidate and Frequency may be unable to obtain, or may be delayed in obtaining, marketing approval for any product candidate.

Frequency has never obtained marketing approval for a product candidate. It is possible that the FDA may refuse to accept for substantive review any NDAs that Frequency submits for its product candidates or may conclude after review of its data that Frequency’s applications are insufficient to obtain marketing approval of its product candidates. Frequency believes its approach of activating progenitor cells to treat conditions or diseases through cellular regeneration is novel and, as a result, the process for, and the outcome of, FDA approval is especially uncertain. If the FDA does not accept or approve its NDAs for its product candidates, it may require that Frequency conducts additional clinical, preclinical, or manufacturing validation studies and submit that data before it will reconsider its applications. Depending on the extent of these or any other FDA-required studies, approval of any NDA that Frequency submits may be delayed or may require Frequency to expend more resources than Frequency has available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve its NDAs.

Any delay in obtaining, or an inability to obtain, marketing approvals would prevent Frequency from commercializing its product candidates, generating revenues, and achieving and sustaining profitability. If any of these outcomes occur, Frequency may be forced to abandon its development efforts for its product candidates, which could significantly harm Frequency’s business.

Even if Frequency obtains FDA approval for a product candidate in the United States, Frequency may never obtain approval for or commercialize the product candidate in any other jurisdiction, which would limit its ability to realize its full market potential.

In order to market any product in a particular jurisdiction, Frequency or its collaborators must establish and comply with numerous and varying regulatory requirements regarding safety and efficacy on a country-by-country basis. Approval by the FDA in the United States does not ensure approval by comparable regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact Frequency’s or its collaborators’ ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country.

Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for Frequency and require additional preclinical studies or clinical trials which could be costly and time- consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of its products in those countries. Frequency does not have any product candidates approved for sale in any jurisdiction, including in international markets, and Frequency does not have experience in obtaining regulatory approval in international markets. If Frequency fails to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, its target market will be reduced and Frequency will be unable to realize the full market potential of any product Frequency develops.

Even if Frequency obtains regulatory approval for any product candidate, Frequency will still face extensive and ongoing regulatory requirements and obligations, which may result in significant additional expense, and any product candidates, if approved, may face future development and regulatory difficulties.

Any product candidate for which Frequency obtains marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, and advertising and promotional activities for such product, among other things, will be subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and drug listing requirements, continued compliance with current Good Manufacturing Practice, or cGMP, requirements relating to manufacturing, quality control, quality assurance, and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping and Good Clinical Practice, or GCP, and requirements for any clinical trials that Frequency conducts post-approval.

Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product candidate may be marketed or to the conditions of approval, including a requirement to implement a REMS. If a product candidate receives marketing approval, the accompanying label may limit the approved indicated use of the product, which could limit sales of the product. The FDA may also require costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use, and if Frequency markets its products for uses beyond their approved indications, Frequency may be subject to enforcement action for off-label marketing. Violations of the Federal Food, Drug, and Cosmetic Act, or FDCA, relating to the promotion of prescription drugs, may lead to FDA enforcement actions and investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with its products, manufacturers, or manufacturing processes or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on manufacturing such products;

•	restrictions on the labeling or marketing of products;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	refusal to approve pending applications or supplements to approved applications that Frequency submit;

•	recalls or market withdrawals of products;

•	fines, restitution, or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of its products;

•	product seizure; or

•	injunctions, consent decrees, or the imposition of civil or criminal penalties.

Further, the FDA’s policies may change, and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of a product candidate. If Frequency is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Frequency is not able to maintain regulatory compliance, Frequency may lose any marketing approval that it may have obtained, which would adversely affect its business, prospects, and ability to achieve or sustain profitability.

Frequency also cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. The policies of the FDA and of other comparable regulatory authorities may change and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of a product candidate. If Frequency is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Frequency is not able to maintain regulatory compliance, Frequency may be subject to enforcement action, and it may not achieve or sustain profitability, which would adversely affect its business, prospects, financial condition, and results of operations. Furthermore, noncompliance by Frequency or any collaborator with regulatory requirements, including safety monitoring or pharmacovigilance, may also result in significant financial penalties, which would adversely affect its business.

Potential product liability lawsuits against Frequency could cause Frequency to incur substantial liabilities and limit commercialization of any products that it may develop.

The use of any product candidate Frequency may develop in clinical trials and the sale of any products for which Frequency obtains marketing approval exposes Frequency to the risk of product liability claims. Product liability claims might be brought against Frequency by patients, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with its products. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. If Frequency cannot successfully defend against product liability claims, it could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of its business reputation and significant negative media attention;

•	withdrawal of participants from its clinical trials;

•	significant costs to defend the litigation;

•	distraction of management’s attention from its primary business;

•	substantial monetary awards to patients or other claimants;

•	inability to commercialize a product candidate;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	decreased market demand for any product; and

•	loss of revenue.

The product liability insurance Frequency currently carries, and any additional product liability insurance coverage Frequency acquires in the future, may not be sufficient to reimburse Frequency for any expenses or losses Frequency may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, Frequency may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect Frequency against losses due to liability. If Frequency obtains marketing approval for any product candidate, Frequency intends to acquire insurance coverage to include the sale of commercial products; however, Frequency may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. A successful product liability claim, or series of claims, brought against Frequency could cause its share price to decline and, if judgments exceed its insurance coverage, could adversely affect its results of operation and business, including preventing or limiting the commercialization of any product candidates Frequency develops.

The COVID-19 pandemic has caused and could continue to cause disruptions to Frequency’s business, including its preclinical studies, clinical trials and operations and could adversely impact its financial condition and results of operations.

The global outbreak of COVID-19 continues to rapidly evolve and continues to have indeterminable adverse effects on general commercial activity and the world economy. Due to the uncertain nature of the effects of the outbreak, particularly in the United States, enrollment, participation and retention in Frequency’s planned trials may be reduced, and for a number of the clinical sites, halted for an unknown period of time. Any reduction in enrollment, participation and retention and any halts may delay clinical trials and development plans for any product candidates, which could have an adverse impact on Frequency’s business and results of operations.

If COVID-19 or its variants again spread in the United States and worldwide, and measures to mitigate the ongoing effects of the pandemic, such as stay home orders and/or advisories persist or are reintroduced, Frequency may continue to experience disruptions and other effects on its business that could severely impact its business, operations, preclinical studies and clinical trials, including:

•	delays, difficulties or postponement in enrolling and retaining subjects in clinical trials;

•	delays, difficulties or postponement in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•	diversion of healthcare resources away from the conduct of clinical trials;

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interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;

•	interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;

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interruption of, or delays in receiving, supplies of its product candidates from its contract manufacturing organizations, or CMOs, due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

•	interruptions in planned trials due to restricted or limited operations at its laboratory facility;

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continual changes to operating requirements and related expenses, limitations in employee resources that would otherwise be focused on the conduct of its preclinical studies and clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people and resulting losses of productivity and employee work culture;

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risk that participants enrolled in its clinical trials will acquire COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;

•	refusal of the FDA, or other government agencies, to accept data from clinical trials in these affected geographies;

•	interruption or delayed to its sourced discovery and clinical activities, and;

•	inability to obtain additional financing or access the financial markets.

The extent to which COVID-19 may continue to impact Frequency’s business, preclinical studies, clinical trials and operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. In addition, if Frequency or any of the third parties with whom Frequency engages were to experience shutdowns or additional business disruptions, Frequency’s ability to conduct its business in the manner and on the timelines presently planned could be materially and negatively impacted, which could have a material adverse effect on its business and its financial results. The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected the economies and financial markets worldwide, resulting in an economic downturn that could continue to significantly impact its business, financial condition and results of operations. To the extent the COVID-19 pandemic adversely affects Frequency’s business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks related to commercialization

Frequency faces significant competition from biotechnology and pharmaceutical companies, and its operating results will suffer if Frequency fails to compete effectively.

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. Frequency’s success is highly dependent on its ability to acquire, develop, and obtain marketing approval for new products on a cost-effective basis and to market them successfully. If a product candidate Frequency develops is approved, Frequency will face intense competition from a variety of businesses, including large, fully integrated pharmaceutical companies, specialty pharmaceutical companies, and early-stage companies, particularly if the early-stage company has a collaborative arrangement with a large and established company. Frequency is aware of several companies developing programs with research and development efforts to treat MS through the regeneration of myelin.

Competition could render any product candidate Frequency develops obsolete, less competitive, or uneconomical. Frequency’s competitors may, among other things:

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have significantly greater name recognition and financial, manufacturing, marketing, product development, technical, and human resources than Frequency does, with mergers and acquisitions in the biotechnology and pharmaceutical industries resulting in even more resources being concentrated in its competitors;

•	more effectively recruit and retain qualified scientific and management personnel;

•	more effectively establish clinical trial sites and subject registration;

•	develop and commercialize products that are safer, more effective, less expensive, more convenient, or easier to administer, or have fewer or less severe side effects;

•	obtain quicker regulatory approval;

•	better protect their patents and intellectual property or acquire technologies that are complementary to, or necessary for, its programs;

•	implement more effective approaches to sales, marketing, pricing, coverage, and reimbursement; or

•	form more advantageous strategic alliances or collaborations.

If Frequency is not able to effectively compete for any of the foregoing reasons, its business will be materially harmed.

The successful commercialization of any product candidate Frequency develops will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels, and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for its product candidates, if approved, could limit Frequency’s or its collaborators’ ability to market those products and decrease Frequency’s or its collaborators’ ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers, and other third-party payors are essential for most patients to be able to afford prescription medications. Frequency’s ability to achieve acceptable levels of coverage and reimbursement for products or procedures using its products by governmental authorities, private health insurers and other organizations will influence its ability to successfully commercialize any product candidates Frequency develops. Assuming Frequency obtains coverage for any product candidates or procedures using its products by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Frequency cannot be sure that coverage and reimbursement in the United States or elsewhere will be available for any product Frequency commercializes, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and the current presidential administration and Congress have introduced several proposals related to drug pricing. Many third-party payors may refuse to provide coverage and reimbursement for particular drugs or biologics when an equivalent generic drug, biosimilar, or a less expensive therapy is available. A third-party payor may consider such a drug as substitutable and only offer to reimburse patients for the less expensive product. Even if Frequency shows improved efficacy, pricing of existing drugs may limit the amount Frequency will be able to charge for any product Frequency commercializes. Payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable Frequency to realize a satisfactory return on its investment in its product candidates. If reimbursement is not available or is available only at limited levels, Frequency may not be able to successfully commercialize its product candidates and may not be able to obtain a satisfactory financial return on its product candidates. Additionally, Frequency’s ability to obtain a satisfactory financial return depends on what, if any, proposals related to drug pricing may be implemented and, if implemented, when they might take effect.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models in the United States for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for its product candidates.

No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor, and one third-party payor’s decision to cover a product does not ensure that other payors will also provide similar coverage. Additionally, the process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the price of such product or establishing the reimbursement rate that the payor will pay for the product once coverage is approved. As a result, the determination of coverage and reimbursement is often a time-consuming and costly process that will require Frequency to provide scientific and clinical support for the use of Frequency’s product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and Frequency believes that changes in these rules and regulations are likely.

Moreover, increasing efforts by governmental and third-party payors in the United States to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for any product Frequency commercializes. Frequency expects to experience pricing pressures in connection with the sale of any product candidates due to the trend toward managed health care, the increasing influence of health maintenance organizations, and additional legislative, administrative, or regulatory changes. The downward pressure on healthcare costs in general, particularly prescription drugs and biologics and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products.

Frequency may also be subject to extensive governmental price controls and other market regulations outside of the United States, and Frequency believes the increasing emphasis on cost-containment initiatives in other countries have and will continue to put pressure on the pricing and usage of medical products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that Frequency is able to charge for products Frequency commercializes. Accordingly, in markets outside the United States, the reimbursement for products Frequency or commercialize may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Even if a product candidate Frequency develops receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors, or others in the medical community necessary for commercial success.

If a product candidate Frequency develops receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, and others in the medical community. In addition, physicians, patients, and third-party payors may prefer other novel products to Frequency’s. If a product candidate does not achieve an adequate level of acceptance, Frequency may not generate significant product revenues or become profitable. The degree of market acceptance of its product candidates, if approved, will depend on several factors, including, but not limited to:

•	the efficacy and potential advantages compared to alternative treatments;

•	effectiveness of sales and marketing efforts;

•	the cost of treatment in relation to alternative treatments, including any similar generic treatments;

•	Frequency’s ability to offer its products for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of its product together with other medications.

Because Frequency expects sales of its product candidates, if approved, to generate substantially all its revenues for the foreseeable future, the failure of its product candidates to find market acceptance would harm its business and could require Frequency to seek additional financing.

If Frequency is unable to establish sales and marketing capabilities either on its own or in collaboration with third parties, Frequency may not be successful in commercializing any product candidate Frequency develops, if approved.

In order to market and successfully commercialize any product candidate Frequency develops, if approved, Frequency must build its sales and marketing capabilities or enter into collaborations with third parties for these services. Frequency currently has no sales, marketing or distribution capabilities and as a company have no experience in marketing products. To the extent that Frequency depends on collaborators for sales and marketing activities, any revenues Frequency receives will depend upon the success of those collaborators’ sales and marketing teams and the collaborators’ prioritization of its product and compliance with applicable regulatory requirements, and there can be no assurance that the collaborators’ efforts will be successful.

If Frequency is unable to enter into a collaboration for the commercialization of product candidates Frequency develops, if approved, Frequency may be forced to delay the commercialization of its product candidates or reduce the scope of its sales or marketing activities, which would have an adverse effect on its business, operating results and prospects.

A variety of risks associated with operating internationally could materially adversely affect Frequency’s business.

Frequency’s business strategy includes potentially expanding internationally if any of its product candidates receive regulatory approval. Doing business internationally involves several risks, including, but not limited to:

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multiple, conflicting, and changing laws and regulations, such as data privacy and security laws and regulations, tax laws, export and import restrictions, economic sanctions laws and regulations, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;

•	failure by Frequency to obtain and maintain regulatory approvals for the use of its products in various countries;

•	additional potentially relevant third-party patent rights;

•	complexities and difficulties in obtaining protection and enforcing its intellectual property;

•	difficulties in staffing and managing foreign operations;

•	complexities associated with managing multiple payor reimbursement regimes, government payors, or patient self-pay systems;

•	limits in its ability to penetrate international markets;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for its products, and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

•	certain expenses, including, among others, expenses for travel, translation, and insurance; and

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regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, its books and records provisions, or its anti-bribery provisions, as well as other applicable laws and regulations prohibiting bribery and corruption.

Any of these factors could significantly harm any future international expansion and operations and, consequently, Frequency’s results of operations.

Risks related to Frequency’s dependence on third parties

Frequency may not succeed in establishing and maintaining collaborations, which may significantly limit its ability to successfully develop and commercialize any product candidates.

Frequency may seek collaborations for the development and commercialization of any product candidates. The process of establishing and maintaining collaborative relationships is difficult, time-consuming, and involves significant uncertainty, such as:

•	a collaborator may shift its priorities and resources away from its product candidates due to a change in business strategies, or a merger, acquisition, sale, or downsizing;

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a collaborator may seek to renegotiate or terminate its relationships with Frequency due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

•	a collaborator may cease development in therapeutic areas which are the subject of its collaboration;

•	a collaborator may not devote sufficient capital or resources towards its product candidates, or may fail to comply with applicable regulatory requirements;

•	a collaborator may change the success criteria for a product candidate, thereby delaying or ceasing development of such candidate;

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a significant delay in initiation of certain development activities by a collaborator will also delay payment of milestones tied to such activities, thereby impacting its ability to fund its own activities;

•	a collaborator could develop a product that competes, either directly or indirectly, with its product candidate;

•	a collaborator with commercialization obligations may not commit sufficient financial resources or personnel to the marketing, distribution, or sale of a product;

•	a collaborator with manufacturing responsibilities may encounter regulatory, resource, or quality issues and be unable to meet demand requirements;

•	a collaborator may terminate a strategic alliance;

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a dispute may arise between Frequency and a collaborator concerning the research, development, or commercialization of a product candidate resulting in a delay in milestones or royalty payments or termination of the relationship and possibly resulting in costly litigation or arbitration, which may divert management’s attention and resources; and

•	a collaborator may use its products or technology in such a way as to invite litigation from a third party.

If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, Frequency’s research, clinical development, manufacturing, or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for Frequency to assume responsibility for expenses or activities that would otherwise have been the responsibility of its collaborator. If Frequency is unable to establish and maintain collaborations on acceptable terms or to successfully transition away from terminated collaborations, Frequency may have to delay or discontinue further development of one or more of its product candidates, undertake development and commercialization activities at its own expense, or find alternative sources of capital, which would have a material adverse impact on Frequency’s clinical development plans and business.

Frequency’s employees and independent contractors, including principal investigators, CROs, consultants, vendors, and any third parties Frequency may engage in connection with development and commercialization may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on its business.

Frequency’s employees and independent contractors, including principal investigators, CROs, consultants, vendors, and any third parties Frequency may engage in connection with development and commercialization of its product candidates, could engage in misconduct, including intentional, reckless, or negligent conduct or unauthorized activities that violate applicable laws, rules, and regulations including: the laws and regulations of the FDA or other similar regulatory requirements of other authorities, including those laws that require the reporting of true, complete, and accurate information to such authorities; manufacturing standards; data privacy, security, fraud and abuse, and other healthcare laws and regulations; or laws that require the reporting of true, complete, and accurate financial information and data. Specifically, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Activities subject to these or other laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creation of fraudulent data in preclinical studies or clinical trials, or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to Frequency’s reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions Frequency takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Frequency from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, Frequency is subject to the risk that a person or government agency could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against Frequency or them and Frequency is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business and results of operations, including the imposition of significant civil, criminal, and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of its operations.

Frequency currently intends to rely on third-party CMOs for the production of clinical supply and the production of commercial supply of any product candidates, as well as to supply raw materials necessary to produce its product candidates. Frequency’s dependence on CMOs may impair the development of its product candidates and may impair their commercialization, which would adversely impact its business and financial position.

Frequency does not own facilities for manufacturing any product candidate. Instead, Frequency relies on and expects to continue to rely on CMOs for the supply of cGMP grade clinical trial materials of any product candidates Frequency develops and, in future, for commercial quantities. Reliance on CMOs may expose Frequency to more risk than if Frequency was to manufacture its product candidates itself. If any CMO Frequency engages is unable to provide sufficient supply of any product candidate Frequency develops, Frequency may be unable to arrange for an alternative supply or to do so on commercially reasonable terms or in a timely manner, which could delay any clinical trials, the commercial launch of its product candidates, if approved, or, regarding any commercial supply, result in a shortage in supply that could negatively impact its revenues.

The facilities used to manufacture any product candidates Frequency develops must be inspected by the FDA and comparable foreign regulatory authorities. While Frequency provides oversight of manufacturing activities, Frequency does not and will not control the execution of manufacturing activities by, and are or will be dependent on, its CMOs for compliance with cGMP requirements for the manufacture of any product candidates. As a result, Frequency is subject to the risk that any product candidates may have manufacturing defects that Frequency has limited ability to prevent. If a CMO cannot successfully manufacture material that conforms to its specifications and the regulatory requirements, Frequency will not be able to secure or maintain regulatory approval for the use of its product candidates in clinical trials, or for commercial distribution of any product candidates, if approved. Frequency has limited control over the ability of its CMOs to maintain adequate quality control, quality assurance, and qualified personnel, and Frequency was not involved in developing its CMOs’ policies and procedures.

If the FDA or comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of Frequency’s product candidates or if it withdraws any such approval or finds deficiencies in the future, Frequency may need to find alternative manufacturing facilities, which would delay its development program and significantly impact its ability to develop, obtain regulatory approval for, or commercialize its product candidates, if approved. In addition, any failure to achieve and maintain compliance with laws, regulations, and standards related to manufacturing could subject Frequency to risks, including the risk that Frequency may have to suspend the manufacture of its product candidates, that obtained approvals could be revoked, and that the FDA or another governmental regulatory authority may take enforcement actions, including untitled letters, warning letters, seizures, injunctions, or product recalls. Furthermore, CMOs may breach existing agreements they have with Frequency because of factors beyond its control. They may also terminate or refuse to renew their agreement at a time that is costly or otherwise inconvenient for Frequency. If Frequency was unable to find an adequate CMO or another acceptable solution in time, its clinical trials could be delayed, or its commercial activities could be harmed.

Frequency contracts for the supply of the active pharmaceutical ingredient, or API, and other raw material necessary to produce any product candidates Frequency develops. Supplies of API or other raw material could be interrupted from time to time and Frequency cannot be certain that alternative supplies could be obtained within a reasonable time frame, at an acceptable cost, or at all. The extent to which the COVID-19 pandemic impacts Frequency’s ability to procure sufficient supplies for the development of its products and product candidates will depend on the severity and duration of the spread of the virus, and the actions undertaken to mitigate the spread of COVID-19 or treat its effects and may cause delays. In addition, a disruption in the supply of API or other raw material could delay the commercial launch of its product candidates, if approved, or result in a shortage in supply, which would impair its ability to generate revenues. Growth in the costs and expenses of API or other raw material may also impair its ability to cost-effectively manufacture its product candidates. In addition, there may be a limited number of suppliers for API or other raw material that Frequency may use to manufacture its product candidates, and Frequency cannot be certain that Frequency will be able to engage such suppliers in a timely manner or at all. If Frequency is unable to do so, clinical development of its product candidates, commercialization for any approved product, or its business could be adversely affected.

Finding new CMOs or third-party suppliers involves additional cost and requires its management’s time and focus. In addition, there is typically a transition period when a new CMO commences work. Although Frequency has not, and does not intend to, begin a clinical trial unless Frequency believes it has on hand, or will be able to obtain, a sufficient supply of its product candidates to complete the clinical trial, any significant delay in the supply of its product candidates or the raw materials needed to produce its product candidates, could considerably delay conducting its clinical trials and potential regulatory approval of its product candidates.

As part of their manufacture of Frequency’s product candidates, its CMOs and third-party suppliers are expected to comply with and respect the proprietary rights of others. If a CMO or third-party supplier fails to acquire the proper licenses or otherwise infringes the proprietary rights of others in the course of providing services to Frequency, Frequency may have to find alternative CMOs or third-party suppliers or defend against claims of infringement, either of which would significantly impact its ability to develop, obtain regulatory approval for, or commercialize its product candidates, if approved.

Frequency intends to rely on third parties to conduct, supervise, and monitor its clinical trials. If those third parties do not successfully carry out their contractual duties, or if they perform in an unsatisfactory manner, it may harm its business.

Frequency has relied, and will continue to rely, on CROs, CRO-contracted vendors, and clinical trial sites to ensure the proper and timely conduct of its clinical trials and any future clinical trials of other product candidates. Frequency’s reliance on CROs and clinical trial sites for clinical development activities limits its control over these activities and Frequency was not involved in developing their policies and procedures, but Frequency remains responsible for ensuring that each of its trials is conducted in accordance with the applicable protocol and legal, regulatory, and scientific standards.

Frequency and its CROs will be required to comply with the Good Laboratory Practice requirements for its preclinical studies and GCP requirements for its clinical trials, which are regulations and guidelines enforced by the FDA and are also required by comparable foreign regulatory authorities. Regulatory authorities enforce GCP requirements through periodic inspections of trial sponsors, principal investigators, and clinical trial sites. If Frequency or its CROs fail to comply with GCP requirements, the clinical data generated in its clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Frequency to perform additional clinical trials before approving its marketing applications. Frequency cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical trials comply with GCP requirements. In addition, its clinical trials must be conducted with product produced under cGMP requirements. Accordingly, if its CROs fail to comply with these requirements, Frequency may be required to repeat clinical trials, which would delay the regulatory approval process.

Frequency’s CROs are not its employees, and Frequency does not control whether they devote sufficient time and resources to its clinical trials. Frequency’s CROs may also have relationships with other commercial entities, including its competitors, for whom they may also be conducting clinical trials, or other drug development activities, which could harm its competitive position. Frequency faces the risk of potential unauthorized disclosure or misappropriation of its intellectual property by CROs, which may reduce its trade secret protection and allow Frequency’s potential competitors to access and exploit its proprietary technology. If its CROs do not successfully carry out their contractual duties or obligations, or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to its clinical protocols or regulatory requirements or for any other reason, its clinical trials may be extended, delayed or terminated, and Frequency may not be able to obtain regulatory approval for, or successfully commercialize, any product candidate that Frequency develops. As a result, its financial results and the commercial prospects for any product candidate that Frequency develops would be harmed, its costs could increase, and its ability to generate revenue could be delayed.

If its relationship with any CROs terminates, Frequency may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves substantial cost and requires management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact its ability to meet its desired clinical development timelines. While the COVID-19 pandemic and government measures taken in response have had a significant impact on its CROs and their ability to conduct clinical trials, there is potential they will face disruption in the future, which may affect its ability to initiate and complete its clinical trials. Though Frequency intends to carefully manage its relationships with its CROs, there can be no assurance that Frequency will not encounter challenges or delays in the future or that these delays or challenges will not have an adverse impact on its business, financial condition, and prospects.

Risks related to healthcare laws and other legal compliance matters

Enacted and future healthcare legislation may increase the difficulty and cost for Frequency to obtain marketing approval of and commercialize its product candidates, if approved, and may affect the prices Frequency may set.

In the United States and other jurisdictions, there have been, and Frequency expects there will continue to be, a number of legislative and regulatory changes, and additional proposed changes, to the healthcare system that could affect its future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of health care. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the biotechnology and pharmaceutical industries include the following: an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics that are inhaled, infused, instilled, implanted, or injected;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

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establishment of a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order initiating a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare. It is unclear how healthcare reform measures, if any, will impact its business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In March 2021, the American Rescue Plan Act of 2021 was signed into law, which, among other things, eliminated the statutory cap on drug manufacturers’ Medicaid Drug Rebate Program rebate liability, effective January 1, 2024. Under current law enacted as part of the ACA, drug manufacturers’ Medicaid Drug Rebate Program rebate liability is capped at 100% of the average manufacturer price for a covered outpatient drug. These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices Frequency may obtain.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been administration efforts, Congressional inquiries and proposed federal and state legislation designed to bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient assistance programs and reform government program reimbursement methodologies for drugs. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. Most recently, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services (HHS) to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated. Frequency expects that additional U.S. federal healthcare reform measures will be implemented in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for its product candidates or additional pricing pressures.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, measures designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm its business, results of operations, financial condition, and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices. These reforms could reduce the ultimate demand for its product candidates or put pressure on its product pricing.

In markets outside of the United States, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. Frequency cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. If Frequency or any third parties Frequency may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Frequency or such third parties are not able to maintain regulatory compliance, its product candidates may lose any regulatory approval that may have been obtained and Frequency may not achieve or sustain profitability.

Frequency’s business operations and current and future relationships with contractors, investigators, healthcare professionals, consultants, third-party payors, patient organizations, customers, and others will be subject to applicable healthcare regulatory laws, which could expose Frequency to penalties.

Frequency’s business operations and current and future arrangements with contractors, investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers may expose Frequency to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which Frequency conducts its operations, including how Frequency researches, markets, sells, and distributes its product candidates, if approved. Such laws include:

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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The U.S. federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand;

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the U.S. federal false claims, including the civil False Claims Act, or FCA, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. A claim includes “any request or demand” for money or property presented to the federal government. In addition, pharmaceutical manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims;

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the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation:

•	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics, and medical devices;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products;

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the U.S. federal legislation commonly referred to as the Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics, and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiology assistants and certified nurse midwives) and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members;

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analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to its business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities;

•	similar healthcare laws and regulations in the European Union, or EU, and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers; and

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laws and regulations prohibiting bribery and corruption such as the FCPA, which, among other things, prohibits U.S. companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations or foreign government-owned or affiliated entities, candidates for foreign public office, and foreign political parties or officials thereof.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of Frequency’s business activities, including its consulting agreements and other relationships with healthcare providers, some of whom receive stock or stock options as compensation for their services, could be subject to challenge under one or more of such laws. Ensuring that its current and future internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that its business practices do not comply with current or future statutes, regulations, agency guidance, or case law involving applicable fraud and abuse or other healthcare laws and regulations.

If Frequency’s operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to Frequency, Frequency may be subject to actions including the imposition of civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements, or oversight if Frequency becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, and curtailment or restructuring of its operations, any of which could adversely affect its ability to operate its business and its results of operations. If any of the physicians or other providers or entities with whom Frequency expects to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs and imprisonment, which could affect its ability to operate its business. Further, defending against any such actions can be costly, time consuming, and may require significant personnel resources. Therefore, even if Frequency is successful in defending against any such actions that may be brought against Frequency, its business may be impaired.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect Frequency’s business, results of operations, and financial condition.

The global data protection landscape is rapidly evolving, and Frequency is or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of personal data, such as information that Frequency may collect in connection with clinical trials in the U.S. and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and Frequency cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on its business. This evolution may create uncertainty in its business, affect its ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in its contracts, result in liability or impose additional costs on Frequency. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by Frequency to comply with federal, state or foreign laws or regulation, its internal policies and procedures or its contracts governing its processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to its reputation, any of which could have a material adverse effect on its operations, financial performance and business.

As Frequency’s operations and business grow, Frequency may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the U.S., HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Frequency may obtain health information from third parties (including research institutions from which Frequency obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. While Frequency does not believe that Frequency is currently acting as a covered entity or business associate under HIPAA and thus are not directly regulated under HIPAA, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, Frequency could be subject to significant penalties if Frequency violates HIPAA. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for Frequency and its future customers and strategic partners.

Further, Frequency may also be or become subject to other state laws governing the privacy, processing and protection of personal information. For example, the California Consumer Privacy Act, or CCPA, went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase Frequency’s compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. Further, the California Privacy Rights Act, or CPRA, passed in California and it significantly amends the CCPA. It will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have passed in Virginia, Connecticut, Utah, Colorado, and Iowa and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that Frequency is subject to or affected by HIPAA, the CCPA, the CPRA, or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect its financial condition.

Frequency’s operations abroad may also be subject to increased scrutiny or attention from data protection authorities. For example, in Europe, the EU General Data Protection Regulation, or GDPR, went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States; in July 2020, the Court of Justice of the EU, or CJEU, limited how organizations could lawfully transfer personal data from the EU/EEA to the United States by invalidating the Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses, or SCCs. In March 2022, the US and EU announced a new regulatory regime intended to replace the invalidated regulations; however, this new EU-US Data Privacy Framework has not been implemented beyond an executive order signed by President Biden on October 7, 2022 on Enhancing Safeguards for United States Signals Intelligence Activities. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, Frequency could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if Frequency is otherwise unable to transfer personal data between and among countries and regions in which Frequency operates, it could affect the manner in which Frequency provides its services, the geographical location or segregation of its relevant systems and operations, and could adversely affect its financial results.

Further, from January 1, 2021, companies have had to comply with the GDPR and also the United Kingdom GDPR, or the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. As Frequency continues to expand into other foreign countries and jurisdictions, Frequency may be subject to additional laws and regulations that may affect how Frequency conducts business.

Although Frequency works to comply with applicable laws, regulations and standards, its contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which Frequency must comply. Any failure or perceived failure by Frequency or its employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to Frequency, damage its reputation, and adversely affect its business and results of operations.

Frequency is subject to environmental, health and safety laws and regulations, and Frequency may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities.

Frequency’s operations, including its development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release, and disposal of and the maintenance of a registry for, hazardous materials and biological materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds, and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. If Frequency fails to comply with such laws and regulations, Frequency could be subject to fines or other sanctions.

As with other companies engaged in activities similar to Frequency, it faces a risk of environmental liability inherent in its current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. Frequency may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, the production efforts of its third-party manufacturers or its development efforts may be interrupted or delayed.

Risks related to Frequency’s intellectual property

If Frequency is unable to obtain, maintain, enforce and protect patent protection for its technology and product candidates or if the scope of the patent protection obtained is not sufficiently broad, its competitors could develop and commercialize technology and products similar or identical to Frequency, and its ability to successfully develop and commercialize its technology and product candidates may be adversely affected.

Frequency’s success depends in large part on its ability to obtain and maintain protection of the intellectual property Frequency may own solely and jointly with others, or may license from others, particularly patents, in the United States and other countries with respect to any proprietary technology and product candidates Frequency develops. Frequency seeks to protect its proprietary position by filing patent applications in the United States and abroad related to its technologies and product candidates that are important to its business and by in-licensing intellectual property related to such technologies and product candidates. If Frequency is unable to obtain or maintain patent protection with respect to any proprietary technology or product candidate, its business, financial condition, results of operations and prospects could be materially harmed.

The patent prosecution process is expensive, time-consuming, and complex, and Frequency may not be able to file, prosecute, maintain, defend, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that Frequency will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, Frequency does not have the right to control the preparation, filing, and prosecution of patent applications, or to maintain, enforce, and defend the patents, covering technology that Frequency licenses from third parties. Therefore, these in-licensed patents, and applications may not be prepared, filed, prosecuted, maintained, defended, and enforced in a manner consistent with the best interests of its business.

The patent position of pharmaceutical and biotechnology companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the scope of patent protection outside of the United States is uncertain and laws of foreign countries may not protect its rights to the same extent as the laws of the United States or vice versa. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. With respect to both owned and in-licensed patent rights, Frequency cannot predict whether the patent applications Frequency and its licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. Further, Frequency may not be aware of all third-party intellectual property rights potentially relating to its product candidates. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not published at all. Therefore, neither Frequency nor its licensors can know with certainty whether either Frequency or its licensors were the first to make the inventions claimed in the patents and patent applications Frequency owns or in-licenses now or in the future, or that either Frequency or its licensors were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability, and commercial value of Frequency’s owned and in-licensed patent rights are uncertain. Moreover, its owned and in-licensed pending and future patent applications may not result in patents being issued that protect its technology and product candidates, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of its patents and its ability to obtain, protect, maintain, defend, and enforce its patent rights, narrow the scope of its patent protection and, more generally, could affect the value or narrow the scope of its patent rights.

Moreover, Frequency or its licensors may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, revocation, reexamination, inter partes review, post-grant review, or interference proceedings challenging its patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, its patent rights, allow third parties to commercialize its technology or product candidates and compete directly with Frequency, without payment to Frequency, or result in its inability to manufacture or commercialize drugs without infringing third-party patent rights. If the breadth or strength of protection provided by its patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with Frequency to license, develop or commercialize current or future product candidates.

Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if Frequency’s owned and in-licensed patent applications issue as patents, they may not issue in a form that will provide Frequency with any meaningful protection, prevent competitors from competing with Frequency, or otherwise provide Frequency with any competitive advantage. The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and its owned and in-licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit its ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of its technology and product candidates. Such proceedings also may result in substantial cost and require significant time from its management and employees, even if the eventual outcome is favorable to Frequency. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, its competitors may be able to circumvent its owned or in-licensed patents by developing similar or alternative technologies or products in a non-infringing manner. As a result, its owned and in-licensed patent portfolio may not provide Frequency with sufficient rights to exclude others from commercializing technology and products similar or identical to any of its technology and product candidates.

Patent terms may be inadequate to protect Frequency’s competitive position on its product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering its product candidates are obtained, once the patent life has expired, Frequency may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, its owned and licensed patent portfolio may not provide Frequency with sufficient rights to exclude others from commercializing products similar or identical to Frequency.

If Frequency is unable to obtain licenses from third parties on commercially reasonable terms or fail to comply with its obligations under such agreements, its business could be harmed.

It may be necessary for Frequency to use the patented or proprietary technology of third parties to commercialize its products, in which case Frequency would be required to obtain a license from these third parties. If Frequency is unable to license such technology, or if Frequency is forced to license such technology on unfavorable terms, its business could be materially harmed. If Frequency is unable to obtain a necessary license, Frequency may be unable to develop or commercialize the affected product candidates, which could materially harm its business and the third parties owning such intellectual property rights could seek either an injunction prohibiting its sales or an obligation on its part to pay royalties and/or other forms of compensation. Even if Frequency is able to obtain a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to Frequency.

If Frequency is unable to obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights Frequency has, Frequency may be required to expend significant time and resources to redesign its technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If Frequency is unable to do so, Frequency may be unable to develop or commercialize the affected technology and product candidates, which could significantly harm its business, financial condition, results of operations, and prospects.

Additionally, if Frequency fails to comply with its obligations under license agreements, its counterparties may have the right to terminate these agreements, in which event Frequency might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of Frequency’s rights under these agreements, or restrictions on its ability to freely assign or sublicense its rights under such agreements when it is in the interest of its business to do so, may result in its having to negotiate new or reinstated agreements with less favorable terms, cause Frequency to lose its rights under these agreements, including its rights to important intellectual property or technology, or impede, or delay or prohibit the further development or commercialization of, one or more product candidates that rely on such agreements.

If Frequency does not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of its marketing exclusivity for any product candidates Frequency may develop, its business may be materially harmed.

In the United States, the patent term of a patent that covers an FDA-approved drug may be eligible for limited patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. In addition, only one patent applicable to an approved drug may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions may be available in Europe and certain other non-United States jurisdictions to extend the term of a patent that covers an approved drug. While, in the future, if and when Frequency’s product candidates receive FDA approval, Frequency expects to apply for patent term extensions on patents covering those product candidates, there is no guarantee that the applicable authorities will agree with its assessment of whether such extensions should be granted, and even if granted, the length of such extensions. Frequency may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than Frequency requests. If Frequency is unable to obtain any patent term extension or the term of any such extension is less than Frequency requests, its competitors may obtain approval of competing products following the expiration of its patent rights, and its business, financial condition, results of operations, and prospects could be materially harmed.

It is possible that Frequency will not obtain patent term extension under the Hatch-Waxman Act for a United States patent covering any of its product candidates that Frequency may identify even where that patent is eligible for patent term extension, or if Frequency obtains such an extension, it may be for a shorter period than Frequency had sought. Further, for its licensed patents, Frequency may not have the right to control prosecution, including filing with the USPTO, of a petition for patent term extension under the Hatch-Waxman Act. Thus, if one of its licensed patents is eligible for patent term extension under the Hatch-Waxman Act, Frequency may not be able to control whether a petition to obtain a patent term extension is filed, or obtained, from the USPTO.

Also, there are detailed rules and requirements regarding the patents that may be submitted to the FDA for listing in the Approved Drug Products with Therapeutic Equivalence Evaluations, or the Orange Book. Frequency may be unable to obtain patents covering its product candidates that contain one or more claims that satisfy the requirements for listing in the Orange Book. Even if Frequency submits a patent for listing in the Orange Book, the FDA may decline to list the patent, or a manufacturer of generic drugs may challenge the listing. If one of its product candidates is approved and a patent covering that product candidate is not listed in the Orange Book, a manufacturer of generic drugs would not have to provide advance notice to Frequency of any abbreviated new drug application filed with the FDA to obtain permission to sell a generic version of such product candidate.

Although Frequency is not currently involved in any litigation related to its intellectual property, Frequency may become involved in lawsuits to protect or enforce its patent or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate Frequency’s issued patents or other intellectual property. As a result, Frequency may need to file infringement, misappropriation or other intellectual property related claims, which can be expensive and time-consuming. Any claims Frequency asserts against perceived infringers could provoke such parties to assert counterclaims against Frequency alleging that it infringes, misappropriates, or otherwise violates their intellectual property. In addition, in a patent infringement proceeding, such parties could counterclaim that the patents Frequency have asserted are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement.

Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may institute such claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). The outcome following legal assertions of invalidity and unenforceability is unpredictable.

An adverse result in any such proceeding could put one or more of Frequency’s patents at risk of being invalidated or interpreted narrowly and could put any of its patent applications at risk of not yielding an issued patent. A court may also refuse to stop the third party from using the technology at issue in a proceeding on the grounds that its patents do not cover such technology. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of its confidential information or trade secrets could be compromised by disclosure during this type of litigation. Any of the foregoing could allow such third parties to develop and commercialize competing technologies and products and have a material adverse impact on its business, financial condition, results of operations, and prospects.

Interference or derivation proceedings provoked by third parties or brought by Frequency or declared by the USPTO may be necessary to determine the priority of inventions with respect to its patents or patent applications. An unfavorable outcome could require Frequency to cease using the related technology or to attempt to license rights to it from the prevailing party. Its business could be harmed if the prevailing party does not offer Frequency a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and its competitors gain access to the same technology. Its defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs, and distract its management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on its ability to raise the funds necessary to continue its clinical trials, continue its research programs, license necessary technology from third parties, or enter into development partnerships that would help Frequency bring its product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Frequency’s confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of its common stock.

Third parties may initiate legal proceedings alleging that Frequency is infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of its business.

Frequency’s commercial success depends upon its ability to develop, manufacture, market and sell its product candidates and use its proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. There is considerable patent and other intellectual property litigation in the pharmaceutical and biotechnology industries. Frequency may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to its technology and product candidates, including interference proceedings, post grant review, inter partes review, and derivation proceedings before the USPTO and similar proceedings in foreign jurisdictions such as oppositions before the European Patent Office. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Frequency is pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that its technologies or product candidates that Frequency may identify may be subject to claims of infringement of the patent rights of third parties.

The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. Litigation and contested proceedings can also be expensive and time-consuming, and its adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than Frequency can. The risks of being involved in such litigation and proceedings may increase if and as Frequency’s product candidates near commercialization and as Frequency gains the greater visibility associated with being a public company. Third parties may assert infringement claims against Frequency based on existing patents or patents that may be granted in the future, regardless of merit. Frequency may not be aware of all such intellectual property rights potentially relating to its technology and product candidates and their uses, or Frequency may incorrectly conclude that third party intellectual property is invalid or that its activities and product candidates do not infringe such intellectual property. Thus, Frequency does not know with certainty that its technology and product candidates, or its development and commercialization thereof, do not and will not infringe, misappropriate or otherwise violate any third party’s intellectual property.

Third parties may assert that Frequency is employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the discovery, use or manufacture of the product candidates that Frequency may identify or related to its technologies. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that the product candidates that Frequency may develop may be found to infringe. In addition, third parties may obtain patents in the future and claim that use of its technologies infringes upon these patents. Moreover, as noted above, there may be existing patents that Frequency is not aware of or that Frequency has incorrectly concluded are invalid or not infringed by its activities. If any third-party patents were held by a court of competent jurisdiction to cover, for example, the manufacturing process of the product candidates that Frequency may develop, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block its ability to commercialize such product candidate unless Frequency obtained a license under the applicable patents, or until such patents expire.

Parties making claims against Frequency may obtain injunctive or other equitable relief, which could effectively block its ability to further develop and commercialize the product candidates that Frequency may identify. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from its business. In the event of a successful claim of infringement against us, Frequency may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign its infringing products, or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Frequency may choose to take a license or, if Frequency is found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, Frequency could also be required to obtain a license from such third party to continue developing, manufacturing and marketing its technology and product candidates. However, Frequency may not be able to obtain any required license on commercially reasonable terms or at all. Even if Frequency was able to obtain a license, it could be non-exclusive, thereby giving its competitors and other third parties access to the same technologies licensed to Frequency and could require Frequency to make substantial licensing and royalty payments. Frequency could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product. In addition, Frequency could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if Frequency is found to have willfully infringed a patent or other intellectual property right and could be forced to indemnify its customers or collaborators. A finding of infringement could prevent Frequency from commercializing its product candidates or force Frequency to cease some of its business operations, which could materially harm the business. In addition, Frequency may be forced to redesign its product candidates, seek new regulatory approvals, and indemnify third parties pursuant to contractual agreements. Claims that Frequency has misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on its business, financial condition, results of operations, and prospects.

Intellectual property litigation or other legal proceedings relating to intellectual property could cause Frequency to spend substantial resources and distract Frequency’s personnel from their normal responsibilities.

Even if resolved in Frequency’s favor, litigation or other legal proceedings relating to intellectual property claims may cause Frequency to incur significant expenses and could distract its technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Frequency common stock. Such litigation or proceedings could substantially increase its operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. Frequency may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of its competitors may be able to sustain the costs of such litigation or proceedings more effectively than Frequency can because of their greater financial resources and may also have an advantage in such proceedings due to their more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could compromise its ability to compete in the marketplace.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Frequency’s patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance, renewal and annuity fees and various other government fees on any issued patent and pending patent application must be paid to the USPTO and foreign patent agencies in several stages or annually over the lifetime of its owned and in-licensed patents and patent applications. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In certain circumstances, Frequency relies on its licensing partners to pay these fees to, or comply with the procedural and documentary rules of, the relevant patent agency. With respect to its patents, Frequency relies on an annuity service, outside firms, and outside counsel to remind Frequency of the due dates and to make payment after Frequency instructs them to do so. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Under certain circumstances, Frequency may be unable to comply with requirements. For example, due to the sanctions imposed by the United States on Russia as a result of the conflict in Ukraine, it is not possible to pay fees on Russian patents and the future of such patents is uncertain. In such an event, potential competitors might be able to enter the market with similar or identical products or technology. If Frequency or its licensors fail to maintain the patents and patent applications covering its product candidates, it would have a material adverse effect on its business, financial condition, results of operations, and prospects.

Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing Frequency’s ability to protect its products.

Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, could increase the uncertainties and costs surrounding the prosecution of Frequency’s owned and in-licensed patent applications and the maintenance, enforcement, or defense of its owned and in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution, and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Frequency’s patent applications and the enforcement or defense of its issued patents, all of which could have a material adverse effect on its business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on its patent rights and its ability to protect, defend and enforce its patent rights in the future.

Frequency may not be able to protect its intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, and even where such protection is nominally available, judicial and governmental enforcement of such intellectual property rights may be lacking. Consequently, Frequency may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Competitors may use its technologies in jurisdictions where Frequency has not obtained patent protection to develop its own products and, further, may export otherwise infringing products to territories where Frequency has patent protection or licenses, but enforcement is not as strong as that in the United States. These products may compete with its products, and its patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for Frequency to stop the infringement of its patents or marketing of competing products in violation of its intellectual property and proprietary rights generally. In addition, certain jurisdictions do not protect, to the same extent or at all, inventions that constitute new methods of treatment.

In addition, geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of its patent applications or those of any current or future licensors and the maintenance, enforcement or defense of its issued patents or those of any current or future licensors. For example, the United States and foreign government actions related to Russia’s conflict in Ukraine may limit or prevent filing, prosecution, and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of its patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on its business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the United States without consent or compensation. Consequently, Frequency would not be able to prevent third parties from practicing its inventions in Russia or from selling or importing products made using its inventions in and into Russia. Accordingly, Frequency’s competitive position may be impaired, and its business, financial condition, results of operations and prospects may be adversely affected.

Proceedings to enforce Frequency’s intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put Frequency’s patents at risk of being invalidated or interpreted narrowly, could put its patent applications at risk of not issuing, and could provoke third parties to assert claims against Frequency. Frequency may not prevail in any lawsuits that Frequency initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, its efforts to enforce its intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Frequency develops or licenses.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Frequency or any of its licensors are forced to grant a license to third parties with respect to any patents relevant to its business, Frequency’s competitive position may be impaired, and its business, financial condition, results of operations, and prospects may be adversely affected.

Finally, in 2012, the European Union Patent Package, or EU Patent Package, regulations were passed with the goal of providing a pan-European Unitary Patent and a new European Unified Patent Court, or UPC, for litigation involving European patents. The EU Patent Package was implemented on June 1, 2023. As a result, all European patents granted in countries that have ratified the European Patent Package, including those patents issued prior to ratification, will automatically fall under the jurisdiction of the UPC. The UPC will provide Frequency’s competitors with a new forum to centrally revoke European patents, and allow for the possibility of a competitor to obtain injunctions in multiple European countries in a single UPC action. It will be several years before Frequency will understand the scope of patent rights that will be recognized and the strength of patent remedies that will be provided by the UPC. Note that Frequency will have the option to opt its patents out of the UPC over the first seven years of the court’s existence, but doing so may preclude Frequency from realizing the benefits of the new unified court.

If Frequency fails to comply with any obligations in its intellectual property licenses and funding arrangements with third parties, or otherwise experience disruptions to its business relationships with its licensors, Frequency could lose intellectual property rights that are important to its business.

Frequency may enter into licensing and funding arrangements with third parties that may impose, diligence, development, and commercialization timelines, milestone payment, royalty, insurance and other obligations on Frequency. If Frequency fails to comply with such obligations under future license and funding agreements, its counterparties may have the right to terminate these agreements or require Frequency to grant them certain rights. Such an occurrence could materially adversely affect the value of any product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of its rights under these agreements may result in Frequency’s having to negotiate new or reinstated agreements with less favorable terms, or cause Frequency to lose its rights under these agreements, including its rights to important intellectual property or technology, which would have a material adverse effect on its business, financial condition, results of operations, and prospects.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation related issues;

•	the extent to which its technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under its collaborative development relationships;

•	its diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by its licensors and Frequency and its partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which Frequency currently licenses intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Frequency believes to be the scope of its rights to the relevant intellectual property or technology, or increase what Frequency believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on its business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that Frequency has licensed prevent or impair its ability to maintain its current licensing arrangements on commercially acceptable terms, Frequency may be unable to successfully develop and commercialize the affected technology and product candidates, which could have a material adverse effect on its business, financial conditions, results of operations, and prospects.

Frequency’s current or future licensors may have relied on third-party consultants or collaborators or on funds from third parties such that its licensors are not the sole and exclusive owners of the patents and patent applications Frequency in-licenses. If other third parties have ownership rights to patents and/or patent applications Frequency in-licenses, they may be able to license such patents to its competitors, and its competitors could market competing products and technology. This could have a material adverse effect on its competitive position, business, financial conditions, results of operations, and prospects.

In spite of Frequency’s best efforts, its licensors might conclude that Frequency has materially breached its license agreements and might therefore terminate the license agreements, thereby removing its ability to develop and commercialize product candidates and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products and technologies identical to Frequency’s. This could have a material adverse effect on Frequency’s competitive position, business, financial conditions, results of operations, and prospects.

Frequency may be subject to claims challenging the inventorship or ownership of its patents and other intellectual property.

Frequency or its licensors may be subject to claims that former employees, collaborators or other third parties have an interest in its owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, Frequency or its licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing its product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or Frequency’s or its licensors’ ownership of its owned or in-licensed patents, trade secrets, or other intellectual property. If Frequency or its licensors fail in defending any such claims, in addition to paying monetary damages, Frequency may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to its product candidates. Even if Frequency is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on its business, financial condition, results of operations and prospects.

If Frequency is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.

In addition to seeking patents for some of its technology and product candidates, Frequency also relies on trade secrets and confidentiality agreements to protect its unpatented know-how, technology, and other proprietary information, to maintain its competitive position. Frequency seeks to protect its trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as its employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties. Frequency also enters into confidentiality and invention or patent assignment agreements with its employees and consultants. Frequency cannot guarantee that Frequency has entered into such agreements with each party that may have or has had access to its trade secrets or proprietary technology. Despite these efforts, any of these parties may breach the agreements and disclose its proprietary information, including its trade secrets, and Frequency may not be able to obtain adequate remedies for such breaches. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside of the United States are less willing or unwilling to protect trade secrets. If any of its trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, Frequency would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with Frequency. If any of its trade secrets were to be disclosed to or independently developed by a competitor or other third party, Frequency’s competitive position would be materially and adversely harmed.

If Frequency’s trademarks and trade names are not adequately protected, then Frequency may not be able to build name recognition in its markets of interest and Frequency’s business may be adversely affected.

Frequency’s registered and unregistered trademarks or trade names may be challenged, infringed, circumvented, or declared generic or determined to be infringing on other marks. Frequency may not be able to protect its rights to these trademarks and trade names, which Frequency needs to build name recognition among potential collaborators or customers in its markets of interest. At times, competitors may adopt trade names or trademarks similar to Frequency, thereby impeding its ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trade names or trademarks that incorporate variations of its unregistered trade names or trademarks. Over the long term, if Frequency is unable to successfully register its trade names and trademarks and establish name recognition based on its trade names and trademarks, then Frequency may not be able to compete effectively, and its business may be adversely affected. Frequency’s efforts to enforce or protect its proprietary rights related to trade names and trademarks may be ineffective and could result in substantial costs and diversion of resources and could adversely impact its financial condition or results of operations.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by Frequency’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Frequency’s business or permit Frequency to maintain its competitive advantage. For example:

•	Frequency, or its license partners or current or future collaborators, might not have been the first to file patent applications covering certain of Frequency’s or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of its technologies without infringing its owned or in-licensed intellectual property rights;

•	it is possible that its owned and in-licensed pending patent applications or those Frequency may own or in-license in the future will not lead to issued patents;

•	issued patents that Frequency holds rights to may be held invalid or unenforceable, including as a result of legal challenges by its competitors;

•

its competitors might conduct research and development activities in countries where Frequency does not have patent rights and then use the information learned from such activities to develop competitive products for sale in its major commercial markets;

•	Frequency cannot ensure that any of its pending patent applications, if issued, or those of its licensors, will include claims having a scope sufficient to protect its product candidates;

•

Frequency cannot ensure that any patents issued to Frequency or its licensors will provide a basis for an exclusive market for its commercially viable product candidates or will provide Frequency with any competitive advantages;

•	Frequency cannot ensure that its commercial activities or product candidates will not infringe upon the patents of others;

•

Frequency cannot ensure that Frequency will be able to successfully commercialize its product candidates on a substantial scale, if approved, before the relevant patents that Frequency owns, or license expires;

•	Frequency may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm its business; and

•	Frequency may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on its business, financial condition, results of operations, and prospects.

Risks related to Frequency’s employees, managing its growth and its operations

Frequency’s business depends on its ability to retain its key personnel and to attract, retain and motivate qualified personnel.

Frequency is highly dependent on the expertise of the principal members of its management and scientific teams. Although Frequency has employment agreements, offer letters or consulting agreements with its executive officers, these agreements do not prevent them from terminating their services at any time.

If Frequency loses one or more of its executive officers or key employees, its ability to implement Frequency’s business strategy successfully could be seriously harmed. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period because of the limited number of individuals in its industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize product candidates successfully. Competition to hire from this limited pool is intense, and Frequency may be unable to hire, train, retain or motivate these additional key personnel on acceptable terms given the competition among numerous biotechnology and pharmaceutical companies for similar personnel. Frequency also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. Frequency may also decide not to replace an executive officer, which may have an adverse effect on its operations.

In addition, Frequency relies on consultants and advisors, including scientific and clinical advisors, to assist Frequency in formulating its research and development and commercialization strategy. Frequency’s consultants and advisors may be engaged by other companies or organizations and may have commitments that limit their availability. If Frequency is unable to continue to attract and retain highly qualified personnel, its ability to develop and commercialize its product candidates will be limited.

Frequency’s recent reduction in force undertaken to better align its workforce with the needs of Frequency’s business.

In February 2023, Frequency implemented a reduction in force affecting approximately 55% of the workforce to better align its workforce with the needs of Frequency’s business and focus more of its capital resources on its MS Program. In May 2023, Frequency implemented another reduction in force affecting approximately 55% of the workforce to better align its workforce with its business needs.

The reduction in force may result in unintended consequences and costs, such as the loss of institutional knowledge and expertise, attrition beyond the intended number of employees, decreased morale among its remaining employees, and the risk that Frequency may not achieve the anticipated benefits of the reduction in force. In addition, while positions have been eliminated certain functions necessary to its operations remain, and Frequency may be unsuccessful in distributing the duties and obligations of departed employees among its remaining employees. The reduction in workforce could also make it difficult for Frequency to pursue, or prevent Frequency from pursuing, new opportunities and initiatives due to insufficient personnel, or require Frequency to incur additional and unanticipated costs to hire new personnel to pursue such opportunities or initiatives. If Frequency is unable to realize the anticipated benefits from the reduction in force, or if Frequency experiences significant adverse consequences from the reduction in force, its business, financial condition, and results of operations may be materially adversely affected.

Frequency may engage in transactions that could disrupt its business, cause dilution to its stockholders or reduce its financial resources.

Other than the Merger Agreement, Frequency may enter into transactions to acquire or in-license rights to product candidates, products or technologies, or to acquire other businesses. If Frequency does identify suitable candidates, Frequency may not be able to enter into such transactions on favorable terms, or at all. Any such acquisitions or in-licenses may not strengthen its competitive position, and these transactions may be viewed negatively by analysts, investors, customers, or other third parties with whom Frequency has relationships. Frequency may decide to incur debt in connection with an acquisition, or in-license or issue its common stock or other equity securities as consideration for the acquisition, which would reduce the percentage ownership of its existing stockholders. Frequency could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by the indemnification Frequency may obtain from the sellers of the acquired business. In addition, Frequency may not be able to successfully integrate the acquired personnel, technologies, and operations into its existing business in an effective, timely, and nondisruptive manner. Such transactions may also divert management attention from day-to-day responsibilities, increase its expenses, and reduce its cash available for operations and other uses. Frequency cannot predict the number, timing or size of future acquisitions or in-licenses or the effect that any such transactions might have on its operating results.

Frequency’s business and operations would suffer in the event of security breaches or information technology system failures.

In the ordinary course of its business, Frequency and third parties with which Frequency has relationships will continue to collect and store sensitive data, including clinical trial data, proprietary business information, personal data and personally identifiable information of its clinical trial subjects and employees, in data centers and on networks. The secure processing, maintenance and transmission of this information is critical to its operations. Despite the implementation of security measures, its computer systems, as well as those of its CROs and other contractors and consultants, are vulnerable to attack, damage and interruption from computer viruses and malware (e.g. ransomware), malicious code, unauthorized access, malfeasance, natural and manmade disasters (including hurricanes), terrorism, war, and telecommunication, electrical failures, hacking, cyberattacks, phishing attacks and other social engineering schemes, employee theft of misuse, human error, fraud, denial or degradation of service attacks, sophisticated nation-state and nation-state-supported actors or unauthorized access or use by persons inside its organization, or persons with access to systems inside its organization.

Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. For instance, companies have experienced an increase in phishing and social engineering attacks from third parties in connection with COVID-19 global pandemic, and the recent hostilities between Russia and Ukraine may result in increased attacks that could either directly or indirectly impact Frequency. Frequency may also face increased cybersecurity risks due to its reliance on internet technology and the number of its employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, Frequency may be unable to anticipate these techniques or implement adequate preventative measures. Frequency may also experience security breaches that may remain undetected for an extended period. Even if identified, Frequency may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

Frequency and certain of its service providers are from time to time subject to cyberattacks and security incidents. While Frequency does not believe that its network has experienced any significant system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in its operations, it could result in delays and/or material disruptions of its research and development programs. For example, the loss of preclinical or clinical trial data from completed, ongoing, or planned trials could result in delays in its regulatory approval efforts and significantly increase its costs to recover or reproduce the data. Likewise, Frequency currently relies and intends to rely in the future on third parties for the manufacture of its product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on its business. If a security breach or other incident were to result in the unauthorized access to or unauthorized use, disclosure, release or other processing of personal information, it may be necessary to notify individuals, governmental authorities, supervisory bodies, the media and other parties pursuant to privacy and security laws. Any such access, disclosure, notifications, follow-up actions related to such a security breach or other loss of information could result in legal claims or proceedings, liability under data protection laws, and significant costs, including regulatory penalties, fines, and legal expenses, and such an event could disrupt its operations, cause Frequency to incur remediation costs, damage its reputation, and cause a loss of confidence in Frequency and its or such third parties’ ability to conduct clinical trials, which could adversely affect its reputation and delay the clinical development of Frequency’s product candidates.

Frequency’s employees work remotely and in a shared office with its sublessor, and Frequency may be subject to heightened operational, confidentiality and cybersecurity risks.

Many of Frequency’s employees work remotely from home at times. In addition, when in the office, its employees share an open, undivided office space with its sublessor. This subjects Frequency to heightened operational risks. For example, technologies in its employees’ homes may not be as robust and could cause the networks, information systems, applications, and other tools available to employees to be more limited or less reliable, and Frequency may be subject to increased cybersecurity risk which could expose Frequency to risks of data or financial loss. In Frequency’s office, there are risks that individuals accessing its shared office space who are not associated with Frequency may have access to confidential data, including from its clinical trials. There is no guarantee that the security and privacy safeguards Frequency will put in place both for remote work and for its shared office space will be completely effective or that Frequency will not encounter risks associated with unauthorized access to its data and information. If any of these risks were to occur, its business and operations could be materially adversely affected.

Risks related to Frequency common stock

The market price of Frequency common stock has been volatile and fluctuated and may in future fluctuate substantially, which could result in substantial losses for Frequency’s stockholders.

The market price of Frequency common stock has been highly volatile and subject to wide fluctuations in response to various factors, some of which are beyond its control. In addition to the factors discussed in this section titled “Risks related to Frequency’s business”, these factors include:

•	the announcement of the Merger and other public communications related to the Merger;

•	any delay in the enrollment or ultimate completion of any clinical trials;

•

the results of any clinical trials or clinical trials of competitors for the same or similar indication. For example, the price of Frequency common stock decreased significantly following the announcement of its FX-322 Phase 2a (FX-322-202) interim results and its FX-322 Phase 2b (FX-322-208) results;

•	its ability to develop product candidates based on its PCA approach;

•	any delay in submitting a regulatory filing and any adverse development or perceived adverse development with respect to the regulatory review of such filing;

•	failure to successfully develop any product candidates;

•	inability to obtain additional funding;

•	regulatory or legal developments in the United States and other countries applicable to its PCA approach or any product candidate:

•	adverse regulatory decisions;

•	changes in the structure of healthcare payment systems;

•	adverse developments concerning its CMOs or CROs;

•	inability to obtain adequate product supply for its other product candidates, or the inability to do so at acceptable prices;

•	introduction of new products, services or technologies by its competitors;

•	its ability to effectively manage its growth;

•	failure to meet or exceed financial projections Frequency provides to the public;

•	failure to meet or exceed the estimates and projections of the investment community;

•	changes in the market valuations of companies similar to Frequency;

•	market conditions in the biotechnology and pharmaceutical sectors, and the issuance of new or changed securities analysts’ reports or recommendations;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by Frequency or its competitors;

•

the termination of a collaboration agreement, licensing agreement or other strategic arrangement, or the inability to establish additional collaboration arrangements that Frequency needs on favorable terms, or at all;

•

significant lawsuits and their outcomes, including patent or stockholder litigation, and disputes or other developments relating to its proprietary rights, including patents, litigation matters, and its ability to obtain patent protection for its product candidates and PCA approach;

•	additions or departures of key scientific or management personnel;

•	sales of Frequency common stock by Frequency or its stockholders in the future;

•	trading volume of its common stock; and

•

general economic, industry and market conditions, including the effects of recession or slow economic growth in the U.S. and abroad, interest rates, inflation rates, labor shortages, supply chain difficulties, fuel prices, international currency fluctuations, corruption, political instability, acts of war, international geopolitical conflict, acts of terrorism, and the COVID-19 pandemic or other public health crises.

In addition, the trading prices for common stock of biopharmaceutical companies continue to be highly volatile as a result of the COVID-19 pandemic and general market conditions, among other reasons. The COVID-19 pandemic and fluctuations in the global economy continue to evolve and remain unpredictable. The extent to which a public health emergency, such as the COVID-19 pandemic, may impact its business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

Frequency’s failure to meet the continued listing requirements of the Nasdaq Stock Market LLC, or Nasdaq, could result in a delisting of its common stock.

Frequency common stock is currently listed on the Nasdaq Stock Market LLC. Nasdaq requires listed companies to meet certain listing criteria including total number of stockholders, corporate governance requirements, minimum closing bid price, total value of public float, and in some cases total stockholders’ equity and market capitalization requirements. If Frequency fails to satisfy the continued listing standards, including with respect to the maintenance of a minimum share price, or if Nasdaq, in its discretion, determines that a condition exists that makes further dealings of its company on the exchange unwarranted, Nasdaq may issue a non-compliance letter or initiate delisting proceedings.

For example, on March 28, 2023, Frequency received a notification letter from the Listing Qualifications Department of Nasdaq notifying Frequency that, for the last 30 consecutive business days, the bid price for its common stock had closed below the $1.00 per share minimum bid price requirement for continued inclusion on the Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5450(a)(1), or the Bid Price Requirement. In

accordance with Nasdaq Listing Rule 5810(c)(3)(A), Frequency was provided an initial compliance period of 180 calendar days from receipt of the notification letter, or until September 25, 2023, to regain compliance with the Bid Price Requirement. To regain compliance, the closing bid price for Frequency common stock must be at least $1.00 per share for a minimum of 10 consecutive business days. On September 12, 2023, Frequency applied to transfer the listing of its common stock from the Nasdaq Global Select Market to the Nasdaq Capital Market. On September 26, 2023, Nasdaq notified the Company that the transfer was approved and that, in connection with the transfer, the Company had an additional 180 calendar day period, or until March 25, 2024, to regain compliance with the Bid Price Requirement. The transfer became effective at the opening of business on September 28, 2023. While Frequency plans to effect the Reverse Stock Split to regain compliance with the Bid Price Requirement, there can be no assurance Frequency will be able to do so.

If for any reason Frequency common stock does not maintain eligibility for listing on Nasdaq, Frequency may list its common stock elsewhere, such as one of the OTC markets, which are generally considered less liquid and more volatile than a national securities exchange, and could mean that certain institutional investors could no longer hold or purchase its stock, and as a result, a purchaser of its common stock may find it more difficult to dispose of, or to obtain accurate quotations as to the price of their shares. This could materially and adversely affect the liquidity of its common stock.

Because Frequency does not anticipate paying any cash dividends on its common stock in the foreseeable future, capital appreciation, if any, will be the sole source of gain for its stockholders.

Frequency has never declared or paid any cash dividends on its common stock. Frequency currently anticipates that Frequency will retain future earnings for the development, operation and expansion of its business and does not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of its common stock will be the sole source of gain on an investment in its common stock for the foreseeable future.

Frequency will continue to incur increased costs as a result of operating as a public company, and its management will continue to devote substantial time to compliance initiatives and corporate governance practices.

As a public company, and particularly after Frequency no longer qualifies as an emerging growth company, Frequency will continue to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, or SOX, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Frequency’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase its legal and financial compliance costs and will make some activities more time consuming and costly. For example, these rules and regulations may make it more expensive for Frequency to obtain director and officer liability insurance, which in turn could make it more difficult for Frequency to attract and retain qualified senior management personnel or members for its board of directors. In addition, these rules and regulations are often subject to varying interpretations, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of SOX, or Section 404, Frequency is required to furnish a report by its senior management on its internal control over financial reporting, and its independent registered public accounting firm is required to provide an attestation report on its internal control over financial reporting. However, while Frequency remains an emerging growth company, its independent registered public accounting firm will not be required to provide the attestation report. To ensure compliance with Section 404, Frequency continues to engage in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, Frequency will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite its efforts, there is a risk that Frequency will not be able to conclude, within the prescribed timeframe or at all, that its internal control over financial reporting is effective as required by Section 404. If Frequency identifies one or more material weaknesses, it could result in an adverse reaction on the price of its common stock in the market due to a loss of confidence in the reliability of its financial statements. Furthermore, if Frequency is unable to conclude that its internal control over financial reporting is effective, its investors may lose confidence in the accuracy and completeness of its financial reports and the market price of its common stock could decline.

Frequency is an “emerging growth company” and a “smaller reporting company” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make its common stock less attractive to investors.

Frequency is an “emerging growth company,” as defined in the JOBS Act, and a “smaller reporting company” as defined under the rules promulgated under the Securities Act. As an emerging growth company and a smaller reporting company Frequency may follow reduced disclosure requirements and does not have to make all the disclosures that public companies that are not emerging growth companies or smaller reporting companies do. Frequency will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which Frequency has total annual gross revenues of $1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of its initial public offering; (c) the date on which Frequency has issued more than $1 billion in nonconvertible debt during the previous three years; or (d) the date on which Frequency is deemed to be a large accelerated filer under the rules of the SEC, which means the market value of its voting and non-voting common stock that is held by non-affiliates exceeds $700 million as of the last business day of its second fiscal quarter. For so long as Frequency remains an emerging growth company, Frequency is permitted and intends to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404;

•	an exemption from compliance with the requirement of the PCAOB regarding the communication of critical audit matters in the auditor’s report on the financial statements;

•	progressively adding to the number of years of audited financial statements required to be included in Frequency’s periodic reports; and

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exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, stockholder approval of any golden parachute payments not previously approved and having to disclose the ratio of the compensation of its chief executive officer to the median compensation of its employees.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Frequency has elected to use the extended transition period for complying with new or revised accounting standards; and as a result of this election, its financial statements may not be comparable to companies that comply with public company effective dates.

Frequency is also a smaller reporting company, and Frequency will remain a smaller reporting company until the fiscal year following the determination that its voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of Frequency’s second fiscal quarter, or its annual revenues are more than $100 million during the most recently completed fiscal year and its voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of Frequency’s second fiscal quarter. Similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosure, are exempt from the auditor attestation requirements of Section 404, and have certain other reduced disclosure obligations, including, among other things, being required to provide only two years of audited financial statements and not being required to provide selected financial data, supplemental financial information or risk factors.

Frequency may choose to take advantage of some, but not all, of the available exemptions for emerging growth companies and smaller reporting companies. Frequency cannot predict whether investors will find its common stock less attractive if Frequency relies on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for its common stock and its shares price may be more volatile.

Provisions in Frequency’s Restated Certificate of Incorporation and Frequency’s Amended and Restated Bylaws or Delaware law may discourage, delay or prevent a merger, acquisition or other change in control of its company that its stockholders may consider favorable, including transactions in which its stockholders might otherwise receive a premium for their shares.

Frequency’s Restated Certificate of Incorporation and Frequency’s Amended and Restated Bylaws include certain anti-takeover provisions, including those establishing:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of its board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of its board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on its board of directors;

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the ability of its board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of its board of directors to alter its Amended and Restated Bylaws without obtaining stockholder approval;

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the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal its Amended and Restated Bylaws or repeal the provisions of its Restated Certificate of Incorporation regarding the election and removal of directors:

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of its stockholders;

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the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president, or the board of directors, which may delay the ability of its stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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advance notice procedures that stockholders must comply with in order to nominate candidates to its board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Frequency.

These provisions could also limit the price that investors might be willing to pay in the future for shares of Frequency common stock, thereby depressing the market price of its common stock. In addition, because its board of directors is responsible for appointing the members of its management team, these provisions may frustrate or prevent any attempts by its stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of its board of directors.

In addition, because Frequency is incorporated in Delaware, Frequency is governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns in excess of 15% of Frequency’s outstanding voting stock from merging or combining with Frequency for a period of three years after the date of the transaction in which the person acquired in excess of 15% of its outstanding voting stock, unless the Merger or combination is approved in a prescribed manner.

Frequency’s Restated Certificate of Incorporation and Amended and Restated Bylaws designates specific courts as the exclusive forum for certain litigation that may be initiated by its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with Frequency.

Frequency’s Restated Certificate of Incorporation specifies that, unless Frequency consents in writing to the selection of an alternative forum to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on its behalf, (2) any action asserting a claim for breach of a fiduciary duty owed by any of its directors, officers, or other employees to Frequency or its stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, Frequency’s Restated Certificate of Incorporation, or Frequency’s Amended and Restated Bylaws, (4) any action to interpret, apply, enforce, or determine the validity of its Restated Certificate of Incorporation or its Amended and Restated Bylaws, or (5) any action asserting a claim governed by the internal affairs doctrine. Under its Restated Certificate of Incorporation, this exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. In addition, its Amended and Restated Bylaws specifies that unless Frequency consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Frequency or its directors, officers, or other employees, which may discourage such lawsuits against Frequency and its directors, officers and other employees. For example, stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to Frequency than to Frequency’s stockholders. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against Frequency, a court could find the choice of forum provisions contained in its Restated Certificate of Incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provisions contained in its Restated Certificate of Incorporation or Amended and Restated Bylaws to be inapplicable or unenforceable in an action, Frequency may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect its business, financial condition, or results of operations.

General Risk Factors

Raising additional capital may cause dilution to Frequency’s stockholders, restrict its operations or require Frequency to relinquish rights to its technologies or product candidates.

Until such time, if ever, as Frequency can generate substantial revenues, Frequency may finance its cash needs through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. Frequency does not currently have any committed external source of funds. In addition, Frequency may seek additional capital due to favorable market conditions or strategic considerations, even if Frequency believes that Frequency has sufficient funds for its current or future operating plans.

To the extent that Frequency raises additional capital through the sale of equity or convertible debt securities, its existing stockholders’ ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common stock holders. In addition, debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Frequency raises additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, Frequency may be required to relinquish valuable rights to its technologies, intellectual property, future revenue streams or product candidates or grant licenses on terms that may not be favorable to Frequency. Furthermore, any capital raising efforts may divert its management from their day-to-day activities, which may adversely affect Frequency’s ability to advance research programs, product development activities or product candidates. If Frequency is unable to raise additional funds when needed, Frequency may be required to delay, limit, reduce or terminate product candidate development or future commercialization efforts.

Frequency may be subject to claims by third parties asserting that its employees, consultants or contractors have wrongfully used or disclosed confidential information of third parties, or Frequency has wrongfully used or disclosed alleged trade secrets of their current or former employers, or claims asserting Frequency has misappropriated their intellectual property, or claiming ownership of what Frequency regards as its own intellectual property.

Many of Frequency’s employees, consultants and contractors were previously employed at universities or other pharmaceutical or biotechnology companies, including its competitors or potential competitors. In addition, Frequency shares an undivided, open office space with its sublessor, and its employees or other individuals who are in Frequency’s offices may have access to information regarding its sublessor’s business, including potentially proprietary information. Although Frequency tries to ensure that its employees, consultants, and contractors do not use the proprietary information or know-how of others in their work for Frequency, Frequency may be subject to claims that these individuals or Frequency has used or disclosed intellectual property, including trade secrets or other proprietary information. Litigation may be necessary to defend against these claims.

In addition, while it is Frequency’s policy to require its employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to Frequency, it may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that Frequency regards as its own. Frequency’s intellectual property assignment agreements with them may not be self-executing or may be breached, and Frequency may be forced to bring claims against third parties, or defend claims they may bring against Frequency, to determine the ownership of what Frequency regards as its intellectual property. Such claims could have a material adverse effect on its business, financial conditions, results of operations, and prospects.

If Frequency fails in prosecuting or defending any such claims, in addition to paying monetary damages, Frequency may lose valuable intellectual property rights or personnel, which could have a material adverse effect on its competitive business position and prospects. Such intellectual property rights could be awarded to a third party, and Frequency could be required to obtain a license from such third party to commercialize its technology or products, which license may not be available on commercially reasonable terms, or at all, or such license may be non-exclusive. Even if Frequency is successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to its management and employees.

Frequency is currently subject to stockholder litigation and could be subject to similar or other litigation in the future.

In the past, securities class action and other stockholder litigation has often been brought against companies following a decline in the market price of their securities. This risk is especially relevant for Frequency because biotechnology and pharmaceutical companies have experienced significant share price volatility in recent years.

Frequency can make no assurances as to the time or resources that will need to be devoted to these lawsuits or their final outcomes, or the impact, if any, of these lawsuits or any proceedings on its business, financial condition, results of operations and cash flows. While Frequency is vigorously defending against all claims asserted, these lawsuits could result in substantial costs to Frequency and a diversion of its management’s attention and resources, which could harm its business. In addition, the uncertainty of the pending lawsuits or potential filing of additional lawsuits could lead to more volatility and a reduction in its stock price.

If securities or industry analysts issue an adverse or misleading opinion regarding Frequency common stock, its stock price and trading volume could decline.

The trading market for its common stock is influenced by the research and reports that industry or securities analysts publish about Frequency or its business. If any of the analysts who cover Frequency issue an adverse or misleading opinion regarding Frequency, its business model, its intellectual property or its stock performance, or if its clinical studies and operating results fail to meet the expectations of analysts, its stock price would likely decline. If one or more of these analysts cease coverage of Frequency or fail to publish reports on Frequency regularly, it could lose visibility in the financial markets, which in turn could cause its stock price or trading volume to decline.

The trading price of Frequency common stock has been highly volatile.

The market price of Frequency common stock is subject to significant fluctuations. During the 12-month period ended September 27, 2023, the closing sales price of Frequency common stock on Nasdaq ranged from a high of $5.4750 on January 24, 2023 to a low of $0.3318 on June 21, 2023. Frequency’s stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and economic factors that are beyond its control. In addition, while the stock market in general has experienced high volatility, biotechnology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. Broad market and industry factors may negatively affect the market price of its common stock, regardless of its actual operating performance.

Sales of a substantial number of shares of Frequency common stock, or the perception that substantial sales might occur, could cause the price of its common stock to fall.

Sales of a substantial number of shares of Frequency common stock, or the perception that these sales might occur, could depress the market price of its common stock and could impair its ability to raise capital through the sale of additional equity securities. The shares of common stock that were sold in the initial public offering of Frequency common stock are freely transferable without restrictions or further registration under the Securities Act, except for any shares acquired by its affiliates, as defined in Rule 144 under the Securities Act. The remaining shares of its common stock that are outstanding are either unrestricted or restricted as a result of securities laws. In addition, there are shares of common stock that are either subject to outstanding Frequency Options, Frequency Restricted Stock Units, Frequency Performance Stock Units or reserved for future issuance under Frequency’s existing equity incentive plans and may become eligible for future sale subject to vesting, and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of its common stock could decline.

The increasing focus on environmental sustainability and social initiatives could increase its costs, harm Frequency’s reputation and adversely impact its financial results.

There has been increasing public focus by investors, customers environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. Frequency may experience pressure to make commitments relating to sustainability matters that affect Frequency, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. If Frequency is not effective in addressing environmental, social and other sustainability matters affecting its business, or setting and meeting relevant sustainability goals, its reputation and financial results may suffer. Frequency may experience increased costs in order to execute upon its sustainability goals and measure achievement of those goals, which could have an adverse impact on its business and financial condition.

In addition, this emphasis on environmental, social and other sustainability matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. If Frequency fails to comply with new laws, regulations or reporting requirements, its reputation and business could be adversely impacted.

Financial volatility or geopolitical instability outside of the United States may adversely impact the United States.

Frequency could be adversely affected by general conditions in the global economy and in the global financial markets. Global credit and financial markets have recently experienced volatility and disruptions, including severely diminished liquidity and credit availability, rising interest rates, declines in consumer confidence, declines in economic growth, increase in unemployment rates and uncertainty about economic stability. Frequency’s business and stock price may be adversely affected by any such economic downturn, volatile business environment or large-scale unpredictable or unstable market conditions and international geopolitical conflict which could have a lasting impact on regional and global economies.

Risks Related to Korro Bio’s Business

Risks Related to Korro Bio’s Financial Position and Need for Capital

Korro Bio has incurred significant losses since inception. Korro Bio expects to incur losses for the foreseeable future and may never achieve or maintain profitability.

Since inception, Korro Bio has incurred significant operating losses. Korro Bio’s net loss was $22.0 million, $58.0 million, $26.6 million, and $37.3 million for the years ended December 31, 2021 and 2022, and the six months ended June 30, 2022 and 2023, respectively. As of June 30, 2023, Korro Bio had an accumulated deficit of $139.1 million. Korro Bio has financed its operations primarily through private placements of its preferred stock. Substantially all of Korro Bio’s losses have resulted from expenses incurred in connection with its research and development and from general and administrative costs associated with its operations. Korro Bio expects to continue to incur significant expenses, increasing operating losses, and negative operating cash flows for the foreseeable future. The net losses Korro Bio incurs may fluctuate significantly from quarter to quarter. Korro Bio anticipates that its expenses will increase substantially if and as it:

•	continues current research programs and preclinical development of any product candidates it may identify;

•	seeks to identify additional research programs and product candidates;

•	initiates preclinical studies and clinical trials for any product candidates it may identify;

•	further develops OPERA, its RNA editing platform;

•	maintains, expands, enforces, defends and protects its intellectual property portfolio and provides reimbursement of third-party expenses related to its intellectual property portfolio;

•	seeks marketing approvals for any product candidates that successfully complete clinical trials;

•	develops, maintains and enhances a sustainable, scalable, reproducible and transferable manufacturing process for the product candidates it may develop;

•	ultimately establishes a sales, marketing and distribution infrastructure to commercialize any therapies for which it may obtain marketing approval;

•	hires additional research and development personnel;

•	hires clinical and commercial personnel;

•	adds operational, financial and management information systems and personnel, including personnel to support its product development;

•	acquires or in-licenses product candidates, intellectual property and technologies;

•	establishes and maintains collaborations;

•	should it decide to do so, builds and maintains commercial-scale current Good Manufacturing Practices, or cGMP, manufacturing facility;

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experiences any delays or interruptions due to global pandemics, such as the recent COVID-19 pandemic, or other events unrelated to its business such as the Russian invasion of Ukraine that could result in delays in preclinical testing and clinical trials or interruptions in the supply chain; and

•	operates as a public company.

Korro Bio has not initiated clinical development of any potential product candidate and expects that it will be many years, if ever, before it has a RNA editing therapy ready for commercialization. To become and remain profitable, Korro Bio must develop and, either directly or through collaborators, eventually commercialize a therapy or therapies with market potential. This will require Korro Bio to be successful in a range of challenging activities, including identifying product candidates, completing preclinical studies and clinical trials of product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those therapies for which it may obtain marketing approval and satisfying any post-marketing requirements. Korro Bio may never succeed in these activities and, even if it does, may never generate revenues that are significant or large enough to achieve profitability.

Korro Bio has transitioned from discovery, research and development to early preclinical development for its most advanced product candidate. Because of the numerous risks and uncertainties associated with developing oligonucleotide product candidates, Korro Bio is unable to predict the extent of any future losses or when it will become profitable, if at all. If Korro Bio does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Korro Bio’s failure to become and remain profitable would decrease the value of its company and could impair its ability to raise capital, maintain its research and development efforts, expand business or continue its operations. A decline in the value of Korro Bio could also cause you to lose all or part of your investment.

There is substantial doubt about Korro Bio’s ability to continue as a going concern.

A history of operating losses and negative cash flows from operations combined with Korro Bio’s anticipated use of cash to fund operations raises substantial doubt about its ability to continue as a going concern beyond the 12-month period from the issuance date of its audited financial statements for year ended December 31, 2022.

Korro Bio’s future viability as an ongoing business is dependent on its ability to generate cash from its operating activities or to raise additional capital to finance its operations, such as through the Pre-Closing Financing and completion of the Merger.

There is no assurance that Korro Bio will succeed in obtaining sufficient funding on terms acceptable to it to fund continuing operations, if at all. The perception that Korro Bio might be unable to continue as a going concern may also make it more difficult to obtain financing for the continuation of its operations on terms that are favorable to it, or at all, and could result in the loss of confidence by investors and employees. Korro Bio’s financial statements do not include any adjustments that might result from the outcome of this uncertainty. If Korro Bio is unable to continue as a going concern, it may have to liquidate its assets and may receive less than the value at which those assets are carried on its financial statements, and it is likely that its investors will lose all or a part of their investment.

Korro Bio has never generated revenue from product sales and may never become profitable.

Korro Bio’s ability to generate revenue from product sales and achieve profitability depends on its ability, alone or with collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, product candidates it may identify for development. Korro Bio does not anticipate generating revenues from product sales for many years, if ever. Korro Bio’s ability to generate future revenues from product sales depends heavily on its, or its collaborators’, ability to successfully:

•	identify product candidates and successfully complete research and development of such product candidates;

•	seek and obtain regulatory and marketing approvals for any product candidates for which Korro Bio completes clinical trials;

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launch and commercialize any product candidates for which Korro Bio may obtain regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure, or alternatively, collaborating with a commercialization partner;

•	qualify for adequate coverage and reimbursement by government and third-party payors for any product candidates for which Korro Bio may obtain regulatory and marketing approval;

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establish and maintain supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for any product candidates for which Korro Bio obtain regulatory and marketing approval;

•	develop, maintain and enhance a sustainable, scalable, reproducible and transferable manufacturing process for the product candidates Korro Bio may develop;

•	address competing technological and market developments;

•	negotiate favorable terms in any collaboration, licensing or other arrangements into which Korro Bio may enter and performing its obligations in such collaborations;

•	receive market acceptance by physicians, patients, healthcare payors, and others in the medical community;

•	maintain, protect, enforce, defend and expand Korro Bio’s portfolio of intellectual property and other proprietary rights, including patents, trade secrets and know-how;

•	defend against third party intellectual property claims of infringement, misappropriation or other violation; and

•	attract top talent and retain qualified personnel.

Korro Bio’s expenses could increase beyond expectations if it is required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other regulatory authorities to perform clinical and other studies in addition to those that it currently anticipates. Even if one or more of the product candidates Korro Bio may develop are approved for commercial sale, Korro Bio anticipates incurring significant costs associated with commercializing any approved product candidate. Additionally, such products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives. Even if Korro Bio is able to generate revenues from the sale of any approved product candidates, it may not become profitable and may need to obtain additional funding to continue operations.

Korro Bio will need substantial additional funding. If Korro Bio is unable to raise capital when needed, it will be forced to delay, reduce, eliminate or prioritize among its research and development programs or future commercialization efforts.

Korro Bio expects its expenses to continue to increase in connection with its ongoing activities, particularly as it identifies, continues the research and development of, initiates preclinical studies and clinical trials of, and seeks marketing approval for, product candidates. Because Korro Bio has limited financial and managerial resources, it has prioritized its research programs and lead optimization efforts in specific indications among many potential options. Specifically, Korro Bio’s initial development programs target liver and central nervous systems indications, amongst others. As a result of this prioritization, Korro Bio may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater clinical or commercial potential and it may need to reprioritize its focus in the future. Korro Bio’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Korro Bio’s spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable therapies.

In addition, if Korro Bio obtains marketing approval for any product candidates it may develop, it expects to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a collaborator. Furthermore, upon the closing of this offering, Korro Bio expects to incur additional costs associated with operating as a public company. Accordingly, Korro Bio will need to obtain substantial additional funding in connection with its continuing operations. If Korro Bio is unable to raise capital when needed or on attractive terms, it would be forced to delay, reduce or eliminate its research and product development programs or future commercialization efforts.

As of June 30, 2023, Korro Bio’s cash and cash equivalents and short-term investments were $60.3 million, excluding restricted cash, or $65.5 million, including restricted cash. Korro Bio expects to have a cash balance of approximately $170.0 million at the closing of the Merger and the Pre-Closing Financing, and believes its existing cash and cash equivalents and short-term investments, assuming the Merger and Pre-Closing Financing are successfully completed, will be sufficient to fund its operating expenses and capital expenditure requirements through several value-creating milestones and into 2026. However, Korro Bio’s operating plan may change as a result of factors currently unknown, and expectations regarding its cash runway and ability to reach data inflection points are based on numerous assumptions that may prove to be untrue. For example, Korro Bio’s assumptions relating to the amounts of Frequency’s cash available to it at the closing of the Merger, including amounts that may be required to negotiate early lease terminations and costs associated with Frequency’s ongoing litigation, may prove to be incorrect. As a result, Korro Bio may be required to raise capital sooner than anticipated and its exposure to certain contingent liabilities and contractual obligations may be greater than anticipated. Korro Bio’s future capital requirements will depend on many other factors, including those discussed in the risk factor entitled “Korro Bio has incurred significant losses since inception. Korro Bio expects to incur losses for the foreseeable future and may never achieve or maintain profitability.”

Any additional fundraising efforts may divert Korro Bio’s management from their day-to-day activities, which may adversely affect its ability to develop and commercialize any product candidates it may develop. Korro Bio cannot be certain that additional funding will be available on acceptable terms or at all. Korro Bio has no committed source of additional capital and, if it is unable to raise additional capital in sufficient amounts or on terms acceptable to it, Korro Bio may have to significantly delay, scale back or discontinue the development or commercialization of any product candidates or other research and development initiatives. Korro Bio could be required to seek collaborators for potential product candidates earlier than it would otherwise plan or on terms that are less favorable than might otherwise be available. Korro Bio could also be required to relinquish or license its rights to product candidates on unfavorable terms in certain markets where it otherwise would seek to pursue development or commercialization itself.

Raising additional capital may cause dilution to Korro Bio’s stockholders, restrict its operations or require it to relinquish rights to its technologies or product candidates it may develop.

Until such time, if ever, as Korro Bio can generate substantial product revenues, it expects to finance its capital needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. Korro Bio does not have any committed external source of funds. To the extent that

Korro Bio raises additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting Korro Bio’s ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends and possibly other restrictions. In addition, if Korro Bio raises funds through additional license and collaboration agreements, strategic alliances or licensing arrangements with third parties, it may have to relinquish valuable rights to its intellectual property, technologies, future revenue streams, research programs or product candidates it may develop, or it may have to grant licenses on terms that may not be favorable.

Korro Bio’s short operating history may make it difficult for you to evaluate the success of its business to date and to assess its future viability.

Korro Bio is an early-stage company. Korro Bio was founded in September 2018 and commenced operations in October 2019. Korro Bio’s operations to date have been limited to organizing and staffing, business planning, raising capital, acquiring and developing its platform and technology and identifying and beginning to advance preclinical testing of potential product candidates. All of Korro Bio’s programs are still in the research or preclinical stage of development and their risk of failure is high. Korro Bio has not yet demonstrated an ability to initiate or successfully complete any clinical trials, including large-scale, pivotal clinical trials, obtain marketing approvals, manufacture a commercial-scale therapy, arrange for a third party to do so on its behalf or conduct sales and marketing activities necessary for successful commercialization. Typically, it takes about 10 to 15 years to develop a new therapy from the time it is discovered to when it is available for treating patients.

Korro Bio’s limited operating history, particularly in light of the rapidly evolving gene editing field, may make it difficult to evaluate its technology and industry and predict its future performance. Korro Bio’s short history as an operating company makes any assessment of its future success or viability subject to significant uncertainty. Korro Bio will encounter risks and difficulties frequently experienced by very early-stage companies in rapidly evolving fields. If Korro Bio does not address these risks successfully, its business will suffer.

In addition, as a new business, Korro Bio may encounter other unforeseen expenses, difficulties, complications, delays, and other known and unknown factors. Korro Bio will need to transition from a company with a research focus to a company capable of supporting commercial activities. Korro Bio may not be successful in such a transition.

Korro Bio’s ability to utilize its net operating loss carryforwards and certain other tax attributes may be limited.

Since Korro Bio’s inception, it has incurred losses and it may never achieve profitability. As of December 31, 2022, Korro Bio had federal and state NOLs of $72.1 million and $70.3 million, respectively. Under current law, Korro Bio’s federal NOLs generated in taxable years ending after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs is limited to 80% of Korro Bio’s taxable income annually for tax years beginning after December 31, 2020. Federal NOLs generated in taxable years ending on or prior to December 31, 2017, however, have a 20-year carryforward period, but are not subject to the 80% limitation. Korro Bio’s state NOLs expire at various dates from 2038 through 2042. As of December 31, 2022, Korro Bio had federal research and development tax credit carryforwards of $3.5 million that expire at various dates from 2040 through 2042. In addition, as of December 31, 2022, Korro Bio had state research and development tax credit carryforwards of $2.6 million that expire at various dates from 2034 through 2037.

Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as one or more shareholders or groups of shareholders who own at least 5 percent of the corporation’s equity increasing their equity ownership in the aggregate by more than 50 percentage points (by value) over a rolling three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes

(such as research and development tax credits) to offset its post-change income or taxes may be limited. Similar rules may apply under state tax laws. Korro Bio’s prior equity offerings and other changes in its stock ownership may have resulted in such ownership changes in the past. Korro Bio has not conducted a formal study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception. In addition, Korro Bio may experience ownership changes in the future as a result of future securities offering or subsequent shifts in its stock ownership, some of which are outside of its control. In particular, the Merger and the Pre-Closing Financing, if consummated, may constitute an ownership change within the meaning of Section 382 of the Code, which could eliminate or otherwise substantially limit Korro Bio’s ability to use its NOLs and tax credit carryforwards. As a result, if Korro Bio earns net taxable income in the future, its ability to use its pre-change NOLs or other pre-change tax attributes to offset U.S. federal taxable income or income taxes may be subject to limitations, which could potentially result in increased future tax liability to Korro Bio. Additional limitations on Korro Bio’s ability to utilize its NOLs to offset future taxable income may arise as a result of its corporate structure whereby NOLs generated by its subsidiary may not be available to offset taxable income earned by its subsidiary. There is a risk that due to changes under the tax law, regulatory changes or other unforeseen reasons, Korro Bio’s existing NOLs or business tax credits could expire or otherwise be unavailable to offset future income tax liabilities. At the state level, there may also be periods during which the use of NOLs or business tax credits is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed by Korro Bio. For these reasons, Korro Bio may not be able to realize a tax benefit from the use of its NOLs or tax credits, even if it attains profitability.

Changes in tax laws or in their implementation or interpretation may adversely affect Korro Bio’s business and financial condition.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect Korro Bio’s business and financial condition. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Korro Bio cannot predict whether, when, in what form or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided or whether they could increase its tax liability or require changes in the manner in which it operates in order to minimize increases in its tax liability.

Risks Related to Discovery, Development and Commercialization

The gene editing field and RNA editing in particular is relatively new and is evolving rapidly. Korro Bio is very early in its development efforts and may not be successful in identifying and developing product candidates. It will be many years before Korro Bio or its collaborators commercialize a product candidate or generate any revenues, if ever. Additionally, other gene editing technologies may be discovered that provide significant advantages over RNA editing, which could materially harm its business.

The success of Korro Bio’s business depends primarily upon its ability to identify, develop and commercialize product candidates. Korro Bio is very early in its development efforts and has focused its research and development efforts to date on developing OPERA, its RNA editing platform, and identifying its initial targeted disease indications. Although Korro Bio believes it can demonstrate many of the key advantages of RNA editing, because it is very early in its development efforts, Korro Bio is not yet certain of the results it may achieve, which may be important for registration and commercialization of its products. Such uncertainties include, but are not limited to, the level of editing efficiency needed in a target tissue type to achieve a clinical benefit, and associated safety of its edits in humans. Korro Bio has also not yet shown that preclinical editing activity can result in clinically important effects, nor that the data generated by its preclinical studies can translate into positive results in clinical trials.

All of Korro Bio’s product development programs are still in the research or preclinical stage of development. Korro Bio’s research methodology may be unsuccessful in identifying product candidates, its product candidates may be shown to have harmful side effects in preclinical in vitro experiments or animal model studies, they may not show promising signals of therapeutic effect in such experiments or studies or they may have other characteristics that may make the product candidates impractical to manufacture, unmarketable, or unlikely to receive marketing approval.

The pharmacological properties ascribed to the product candidates Korro Bio is testing in preclinical studies may not be positively demonstrated in clinical trials in patients, and they may interact with human biological systems in unforeseen, ineffective or harmful ways. If Korro Bio’s product candidates prove to be ineffective, unsafe or commercially unviable, OPERA and Korro Bio’s pipeline would have little, if any, value, which would substantially harm Korro Bio’s business, financial condition, results of operations and prospects. In addition, Korro Bio’s approach, which focuses on using oligonucleotides for drug development, as opposed to multiple or other, more advanced proven technologies, and new products and technologies that may enter the market, may expose it to additional financial risks and make it more difficult to raise additional capital if Korro Bio is not successful in developing one or more product candidates that receive regulatory approval. Korro Bio’s ability to generate product revenue, which it does not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of any product candidates it may discover, which may never occur. Korro Bio currently generates no revenue from sales of any product, and it may never be able to develop or commercialize a marketable product.

In addition, although Korro Bio believes OPERA, its RNA editing platform, will position it to expand its portfolio of product candidates beyond the initial product candidates it may develop, it has not yet successfully developed any product candidate and its ability to expand its portfolio may never materialize.

Commencing clinical trials in the United States is also subject to acceptance by the FDA of any future investigational new drug, or IND, applications and finalization of trial designs based on discussions with the FDA and other regulatory authorities. Even after Korro Bio receives and incorporates guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that Korro Bio has satisfied their requirements to commence any clinical trial or change their position on the acceptability of Korro Bio’s trial designs or any clinical endpoints selected, which may require Korro Bio to complete additional studies or trials or impose stricter approval conditions than Korro Bio expects. There are equivalent processes and risks applicable to clinical trial applications, or CTAs, in other countries, including in Europe, the UK and Australia.

Even if Korro Bio completes the necessary clinical trials, it cannot predict when, or if, it will obtain regulatory approval to commercialize its product candidates in the United States or any other jurisdiction, if at all, and any such approval may be for a narrower indication than Korro Bio seeks. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Korro Bio may conduct one or more of its clinical trials with one or more trial sites that are located outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to conditions imposed by the FDA, and there can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from any trial that Korro Bio conducts outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt its development of the applicable product candidates. Similarly, marketing approval by the FDA in the United States, if obtained, does not ensure approval by regulatory authorities in other countries or jurisdictions. Approval processes vary among countries and can involve additional product candidate testing and validation and additional administrative review periods.

Commercialization of any product candidates Korro Bio may develop will also require obtaining manufacturing supply, capacity and expertise; building of a commercial organization; and significant marketing efforts. If Korro Bio does not successfully commercialize any product candidates it may develop, it could experience a material harm to its business.

RNA editing is a novel technology that is not yet clinically validated for human therapeutic use. The approaches Korro Bio takes to discover and develop novel therapeutics are unproven and may never lead to marketable products.

Korro Bio is focused on developing therapies based on RNA editing. Although there have been significant advances in the field of gene editing in recent years, RNA editing technologies are new and largely unproven. The technologies that Korro Bio has developed have not yet been clinically tested, nor is it aware of any clinical trials for safety or efficacy having been completed by third parties using RNA editing or similar technologies. The scientific evidence to support the feasibility of developing product candidates based on these technologies is both preliminary and limited. Successful development of product candidates by Korro Bio will require solving a number of issues, including optimizing the efficiency and specificity of such product candidates, and ensuring the therapeutic selectivity of such product candidates. There can be no assurance Korro Bio will be successful in solving any or all of these issues.

Korro Bio has concentrated its research efforts to date on preclinical work to bring therapeutics to the clinic for its initial indications, and its future success is highly dependent on the successful development of OPERA, its RNA editing platform, as well as cellular delivery methods and therapeutic applications of that technology. While some of the existing, non-RNA editing, gene editing technologies developed by third parties have progressed to clinical trials, they continue to suffer from various limitations, and such limitations may affect Korro Bio’s future success. While a number of clinical trials for oligonucleotide products conducted by other companies have not been successful, some have received regulatory approval. The pharmacological properties ascribed to the product candidates Korro Bio is testing or will test in the future may not be positively demonstrated in clinical trials in patients, and they may interact with human biological systems in unforeseen, ineffective or harmful ways. If Korro Bio’s product candidates prove to be ineffective, unsafe or commercially unviable, Korro Bio’s OPERA platform and its pipeline would have little, if any, value, which would substantially harm Korro Bio’s business, financial condition, results of operations and prospects. Korro Bio may decide to alter or abandon its initial programs as new data becomes available and it gains experience in developing base editing therapeutics. Korro Bio cannot be sure that its technologies will yield satisfactory products that are safe and effective, scalable or profitable in its initial indications or any other indication it pursues.

Development activities in the field of RNA editing are currently subject to a number of risks related to the ownership and use of certain intellectual property rights that are subject to patent reexamination and inter partes proceedings in the United States and opposition proceedings in Europe. For additional information regarding the risks that may apply to Korro Bio’s and its licensors’ intellectual property rights, see the section entitled “—Risks Related to Intellectual Property” appearing elsewhere in this prospectus for more information.

Korro Bio is very early in its development efforts, and its preclinical studies and clinical trials may not be successful. If Korro Bio is unable to commercialize its product candidates or experiences significant delays in doing so, its business will be materially harmed.

Korro Bio is very early in its development of product candidates and has focused its efforts to date on platform development, discovery, research, and preclinical development. Currently, all of Korro Bio’s programs are still in the research or preclinical stage of development. Korro Bio’s ability to generate product revenues, which it does not expect will occur for many years, if ever, will depend heavily on the successful development, marketing approval and eventual commercialization of its product candidates, which may never occur. Korro Bio has not yet generated revenue from product sales or otherwise, and it may never be able to develop or commercialize a marketable product.

Commencing clinical trials in the United States is subject to acceptance by the FDA of an IND and finalizing the trial design based on discussions with the FDA and other regulatory authorities. In the event that the FDA requires Korro Bio to complete additional preclinical studies or Korro Bio is required to satisfy other FDA requests prior to commencing clinical trials, the start of its first clinical trials may be delayed or it may be unsuccessful obtaining clearance to proceed into clinical development. Even after Korro Bio receives and incorporates guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that it have satisfied their requirements to commence any clinical trial or change their position on the acceptability of Korro Bio’s trial designs or the clinical endpoints selected, which may require it to complete additional preclinical studies or clinical trials, delay the enrollment of its clinical trials, abandon its clinical development plans or meet stricter approval conditions than Korro Bio currently expects. There are equivalent processes and risks applicable to CTAs in other countries, including countries in the European Union, or EU.

Commercialization of any product candidates Korro Bio may develop will require preclinical and clinical development; regulatory and marketing approval in multiple jurisdictions, including by the FDA and the EMA; manufacturing supply, capacity and expertise; a commercial organization; and significant marketing efforts. The success of Korro Bio’s product candidates will depend on many factors, including the following:

•	timely and successful completion of preclinical studies, including toxicology studies, biodistribution studies and minimally efficacious dose studies in animals, where applicable;

•	effective INDs or comparable foreign applications that allow commencement of its planned clinical trials or future clinical trials for any product candidates Korro Bio may develop;

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successful enrollment and completion of clinical trials, including under the FDA’s current GCPs, current Good Laboratory Practices, or GLPs, and any additional regulatory requirements from foreign regulatory authorities;

•	positive results from its future clinical trials that support a finding of safety and effectiveness and an acceptable risk-benefit profile in the intended populations;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishment of arrangements through its own facilities or with third-party manufacturers for clinical supply and, where applicable, commercial manufacturing capabilities;

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establishment, maintenance, defense and enforcement of patent, trademark, trade secret and other intellectual property protection or regulatory exclusivity for any product candidates Korro Bio may develop;

•	commercial launch of any product candidates Korro Bio may develop, if approved, whether alone or in collaboration with others;

•	acceptance of the benefits and use of the product candidates Korro Bio may develop, including method of administration, if and when approved, by patients, the medical community and third-party payors;

•	effective competition with other therapies;

•	maintenance of a continued acceptable safety, tolerability and efficacy profile of any product candidates Korro Bio may develop following approval; and

•	establishment and maintenance of healthcare coverage and adequate reimbursement by payors.

If Korro Bio does not succeed in one or more of these factors in a timely manner or at all, it could experience significant delays or an inability to successfully commercialize any product candidates it may develop, which would materially harm its business.

Any product candidates Korro Bio develops may fail in preclinical or clinical development or be delayed to a point where they do not become commercially viable.

Before obtaining regulatory approval for the commercial distribution of any of its product candidates, Korro Bio must conduct, at its own expense, extensive preclinical studies and clinical trials to demonstrate the safety and efficacy in humans of its product candidates. Preclinical and clinical testing are expensive, difficult to design and implement, can take many years to complete, are uncertain as to outcome, and the historical failure rate for drugs in preclinical and clinical development is high. For example, Korro Bio depends on the availability of non-human primates to conduct certain preclinical studies. Over the past several years there has been an increasing global shortage of non-human primates available for drug development that has matured into an acute global supply chain issue. The supply of these non-human primates is currently constrained due to factors such as their limited worldwide availability, domestic regulatory restrictions and trade relations. If Korro Bio is unable to obtain access to a sufficient supply of these non-human primates in a timely manner or at all, its timelines and its ability to complete preclinical testing and submit IND or CTA applications may be adversely affected.

The development of one or more of Korro Bio’s product candidates can fail at any stage of testing. Korro Bio may experience numerous unforeseen events during, or as a result of, preclinical studies and clinical trials that could delay or prevent regulatory approval or Korro Bio’s ability to commercialize its product candidates, including:

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its preclinical studies or clinical trials may produce negative or inconclusive results, including results that may not meet the level of significance or clinical benefit required by the FDA or other regulators, and Korro Bio may decide, or regulators may require Korro Bio, to conduct additional preclinical studies or clinical trials, or Korro Bio may abandon projects that it had expected to be promising;

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delays in filing INDs or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators or institutional review boards, or IRBs, in order to commence a clinical trial at a prospective trial site, or their suspension or termination of a clinical trial once commenced;

•	conditions imposed on it by the FDA or comparable foreign authorities regarding the scope or design of Korro Bio’s clinical trials;

•	divergent views between FDA and other homologue regulatory authorities as to the objectives and/or design of the clinical trials required in support of marketing registration;

•	problems in obtaining or maintaining IRB approval of trials;

•	delays in enrolling patients or volunteers into clinical trials, and variability in the number and types of patients eligible for clinical trials;

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an inability to open study sites, or enroll, treat, and monitor patients due to local restrictions, including as a result of COVID-19 or any other pandemic or other events, such as the Russian invasion of Ukraine;

•	delays in developing and receiving regulatory approval for companion diagnostic tests, to the extent such tests are needed, to identify patients for its clinical trials;

•	high drop-out rates for patients in clinical trials and substantial missing data;

•	negative or inconclusive results from its clinical trials or the clinical trials of others for product candidates similar to Korro Bio’s;

•	results from future clinical trials may not confirm positive results, if any, from earlier preclinical studies and clinical trials;

•	inability to consistently manufacture, inadequate supply, or unacceptable quality of product candidate materials or other materials necessary for the conduct of Korro Bio’s clinical trials;

•	greater than anticipated clinical trial costs;

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serious and unexpected side effects that may or may not be related to the product candidate being tested that are experienced by participants in Korro Bio’s clinical trials or by individuals using drugs similar to Korro Bio’s product candidates;

•	poor or disappointing effectiveness of its product candidates during clinical trials;

•	unfavorable outcome of FDA or other regulatory agency inspection and review of a manufacturing or clinical trial site or other records relating to the clinical investigation;

•	failure of its third-party contractors, investigators, or collaboration partners to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

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governmental or regulatory delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around manufacturing, preclinical, or clinical testing generally or with respect to Korro Bio’s product candidates class, in particular; or

•	varying interpretations of data by the FDA and similar foreign regulatory agencies.

If Korro Bio does not successfully conduct clinical development, it will not be able to market and sell products derived from its product candidates and to generate product revenues. Even if Korro Bio does successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before it can submit an application for regulatory approval to the FDA or foreign regulatory agencies. If the development of any of Korro Bio’s product candidates fails or is delayed to a point where such product candidate is no longer commercially viable, its business may be materially harmed.

Korro Bio may not be able to conduct clinical trials successfully due to various process-related factors that could negatively impact its business plans.

The successful initiation and completion of any of Korro Bio’s clinical trials, within timeframes consistent with its business plans, is dependent on various factors, which include, but are not limited to, its ability to:

•	retain and recruit employees, contractors or consultants with the required level of knowledge and experience;

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retain and recruit, in a timely manner, a sufficient number of patients necessary to conduct a clinical trial, which is a function of many factors, including the impact of the COVID-19 global pandemic, the proximity of participants to clinical sites, the size of the relevant population, the eligibility criteria for the trial, possible adverse effects from treatments, the existence of competing clinical trials, the involvement of patient advocacy groups, the availability of new or alternative treatments, lack of efficacy, personnel issues and ease of participation in Korro Bio’s clinical trials;

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manage the impact of the COVID-19 pandemic or other global health pandemics on Korro Bio’s early-stage discovery efforts and clinical trials; open study sites, and enroll, treat, and monitor patients due to local restrictions implemented in response to remaining COVID-19 effects or other global health pandemics;

•	develop companion diagnostic tests for use with certain of Korro Bio’s product candidates or identify partners with such expertise;

•	manufacture and maintain a sufficient amount of clinical material, internally or through third parties;

•	ensure adherence to trial designs and protocols agreed upon and approved by regulatory authorities and applicable regulatory and legal guidelines;

•	apply the appropriate pharmacovigilance measures in case of adverse effects emerging during a clinical trial;

•	execute clinical trial designs and protocols approved by regulatory authorities without deficiencies;

•	timely and effectively contract with (under reasonable terms), manage and work with investigators, institutions, hospitals and the CROs involved in the clinical trial;

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negotiate contracts and other related documents with clinical trial parties and IRBs, CRO agreements and site agreements, which can be subject to extensive negotiations that could cause significant delays in the clinical trial process, with terms possibly varying significantly among different trial sites and CROs and possibly subjecting Korro Bio to various risks; and

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conduct clinical trials in a cost-effective manner, including management of foreign currency risk in clinical trials conducted in foreign jurisdictions and cost increases due to unforeseen or unexpected complications such as enrollment delays, or needing to outsource certain functions during the clinical trial.

If Korro Bio is not able to manage the clinical trial process successfully, Korro Bio’s business plans could be delayed or be rendered unfeasible for it to execute within its planned or required time frames, or at all.

If Korro Bio cannot successfully manufacture its product candidates for its research and development and preclinical activities, or manufacture sufficient amounts of its product candidates to meet its clinical requirements and timelines, its business may be materially harmed.

In order to develop Korro Bio’s product candidates, apply for regulatory approvals and commercialize its product candidates, Korro Bio will need to develop, contract for, or otherwise arrange for the necessary manufacturing and supply capabilities. In addition to the oligonucleotides that Korro Bio manufactures internally, it may utilize CMOs to manufacture the oligonucleotides required for its preclinical studies and clinical trials. There are a limited number of manufacturers that supply oligonucleotides. There are risks inherent in pharmaceutical manufacturing that could affect Korro Bio’s ability or the ability of its CMOs to meet delivery time requirements or provide adequate amounts of material to meet its clinical trial demands on its projected timelines. Included in these risks are potential synthesis and purification failures and/or contamination during the manufacturing process, as well as other issues with Korro Bio’s facility or the CMOs’ facilities and ability to comply with the applicable manufacturing requirements and quality standards, which could result in unusable product and cause delays in Korro Bio’s manufacturing timelines and ultimately delay Korro Bio’s clinical trials, as well as result in additional expense. To manufacture Korro Bio’s oligonucleotides, it relies on third parties to supply the required raw materials. Korro Bio will likely need to secure alternative suppliers for these raw materials, and such alternative suppliers are limited and may not be readily available, or it may be unable to enter into agreements with them on reasonable terms and in a timely manner. For example, Korro Bio sources certain materials used in the manufacture of its products from China and other countries outside of the United States; the coronavirus outbreak or other similar global disruptions has made access to its existing supply chain difficult and further supply chain disruptions could impact its business. Additionally, Korro Bio’s cost of goods development is at an early stage. The actual cost to manufacture and process its product candidates could be greater than expected and could materially and adversely affect the commercial viability of Korro Bio’s product candidates.

Moreover, Korro Bio licenses the LNP technology used to deliver its AATD product candidate from a third party. Although its current partner, Genevant Sciences GmbH, or Genevant, is a well established leader in the LNP space, and Korro Bio’s preclinical studies of this LNP delivery technology have shown improved dose-dependent efficacy with reduced clinical chemistry and adverse events, there is no guarantee that this will be replicated in clinical trials. There is also no guarantee that Korro Bio will continue to source the LNP delivery system for its AATD product candidate from Genevant. The process of establishing and maintaining collaborative relationships and identifying and securing access to optimized delivery systems that are fit-for-purpose is difficult, time-consuming, and involves significant uncertainty. If the current arrangement with Genevant is terminated, Korro Bio’s clinical development, manufacturing, or commercialization efforts for its AATD product candidate could be delayed or terminated, while it secures an alternative delivery system, which could have a material adverse impact on Korro Bio’s clinical development plans and business.

The process of manufacturing oligonucleotides is complex and Korro Bio may encounter difficulties in production, particularly with respect to process development or scaling-up of its manufacturing capabilities.

The process of manufacturing oligonucleotides is complex, highly-regulated and subject to multiple risks. The complex processes associated with the manufacture of Korro Bio’s product candidates expose Korro Bio to various manufacturing challenges and risks, which may include delays in manufacturing adequate supply of its product candidates, limits on its ability to increase manufacturing capacity, and the potential for product failure and product variation in quality that may interfere with preclinical studies and clinical trials, along with additional costs. Korro Bio may also make changes to its manufacturing process or the delivery system it uses at various points during development, and even after commercialization, for various reasons, such as optimizing costs, achieving scale, decreasing processing time, increasing manufacturing success rate, or other reasons. Such changes carry the risk that they will not achieve their intended objectives, and any of these changes could cause Korro Bio’s product candidates to perform differently and affect the results of current or future clinical trials, or the performance of the product, once commercialized. In some circumstances, changes in the manufacturing or delivery system may require Korro Bio to perform ex vivo comparability studies, and/or conduct animal studies, and to collect additional data from patients prior to undertaking more advanced clinical trials. For instance, changes in Korro Bio’s manufacturing process during the course of clinical development may require it to show the comparability of the product used in earlier clinical trials or at earlier portions of a trial to the product used in later clinical trials or later portions of the trial. Korro Bio may also make further changes to its manufacturing or delivery system before or after commercialization, and such changes may require it to show the comparability of the resulting product to the product produced via earlier manufacturing processes and supplied or delivery system used in clinical studies. Korro Bio may be required to collect additional preclinical and/or clinical data from any modified process prior to obtaining marketing approval for the product candidate produced with such modified process. If preclinical and/or clinical data are not ultimately comparable to those seen in the earlier trials, Korro Bio may be required to make further changes to its process and/or undertake additional clinical testing, either of which could significantly delay the clinical development or commercialization of the associated product candidate.

Although Korro Bio continues to build on its experience in manufacturing oligonucleotides, it has limited experience as a company manufacturing product candidates for commercial supply. Korro Bio may never be successful in manufacturing product candidates in sufficient quantities or with sufficient quality for commercial use. Korro Bio’s manufacturing capabilities could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, operator error, natural disasters, unavailability of qualified personnel, difficulties with logistics and shipping, problems regarding yields or stability of product, contamination or other quality control issues, power failures, and numerous other factors that could prevent it from realizing the intended benefits of its manufacturing strategy and have a material adverse effect on Korro Bio’s business.

Furthermore, compliance with cGMP requirements and other quality issues may arise during any internal efforts to scale-up manufacturing, and with Korro Bio’s current or any future CMOs. If contaminants are discovered in Korro Bio’s supply of its product candidates or in the manufacturing facilities of its CMOs, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Korro Bio cannot assure you that any stability failures or other issues relating to the manufacture of its product candidates will not occur in the future. Additionally, Korro Bio’s CMOs may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If Korro Bios CMOs were to encounter any of these difficulties, its ability to provide its product candidate to patients in clinical trials, or to provide product for treatment of patients once approved, would be jeopardized.

Korro Bio may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because Korro Bio has limited financial resources, it intends to focus on developing product candidates for specific indications that it identifies as most likely to succeed, in terms of both regulatory approval and commercialization. As a result, Korro Bio may forego or delay pursuit of opportunities with other product candidates or for other indications that may prove to have greater commercial potential. Its resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Korro Bio’s spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If Korro Bio does not accurately evaluate the commercial potential or target market for a particular product candidate, it may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for Korro Bio to retain sole development and commercialization rights to such product candidate.

Korro Bio has not tested any of its proposed delivery methods or gene editing approaches in clinical trials and any favorable results it may have may not be predictive of results that may be observed in later preclinical studies or clinical trials.

The scientific evidence to support the feasibility of developing product candidates using Korro Bio’s RNA editing technology is both preliminary and limited. Korro Bio has not tested any of its potential delivery modalities or gene editing approaches in clinical trials and any favorable results it may have may not be predictive of results that may be observed in later preclinical studies or clinical trials. For example, Korro Bio may use LNPs or other delivery modalities to deliver its product candidates. While LNPs have been validated clinically to deliver oligonucleotides, such as siRNA, they have not been clinically proven to deliver oligonucleotides for RNA editing, such as Korro Bio’s product candidates.

In addition, Korro Bio’s RNA editing technology itself may lead to other issues, such as inability to deliver the desired efficacy or safety-related consequences as it is tested in clinical trials. Korro Bio has not generated any clinical trial results to date. The design of a clinical trial can determine whether its results will support approval of a product candidate and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. Furthermore, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates. Many product candidates that initially showed promise in early stage testing for treating a variety of diseases have later been found to lack efficacy or to cause side effects that prevented further clinical development of the product candidates.

Korro Bio’s future product candidates may cause undesirable and unforeseen side effects or be perceived by the public as unsafe, which could delay or prevent their advancement into clinical trials or regulatory approval, limit the commercial potential or result in significant negative consequences.

Korro Bio has not evaluated any product candidates in human clinical trials. Moreover, there have been only a limited number of clinical trials involving the use of gene editing technologies and none involving RNA editing technology similar to Korro Bio’s technology. It is impossible to predict when, or if, any product candidates Korro Bio may develop will prove safe in humans. In the genetic medicine field, there have been several significant adverse events from gene therapy treatments in the past, including reported cases of leukemia and death. There can be no assurance that RNA editing technologies will not cause undesirable side effects, such as lymphoma, leukemia, or other cancers, or other aberrantly functioning cells.

If any such adverse events occur, Korro Bio’s future clinical trials could be suspended or terminated. If Korro Bio is unable to demonstrate that any adverse events were caused by the administration process or related procedures, the FDA, the European Commission, the EMA or other regulatory authorities could order Korro Bio to cease further development of, or deny approval of, any future product candidates for any or all targeted indications. Even if Korro Bio can demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete any future trial. Moreover, if Korro Bio elects, or is required, to not initiate, delay, suspend or terminate any future clinical trial of any of Korro Bio’s product candidates, the commercial prospects of such product candidates may be harmed and Korro Bio’s ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm Korro Bio’s ability to develop other product candidates, and may adversely affect Korro Bio’s business, financial condition, results of operations and prospects significantly.

Additionally, if any of Korro Bio’s future product candidates receives marketing approval, the FDA could require Korro Bio to adopt a REMS to ensure that the benefits of the product outweigh its risks, which may include, for example, a Medication Guide outlining the risks of the product for distribution to patients and a communication plan to health care practitioners, or other elements to assure safe use of the product. Furthermore, if Korro Bio or others later identify undesirable side effects caused by any of Korro Bio’s future product candidates, several potentially significant negative consequences could result, including:

•	regulatory authorities may suspend or withdraw approvals of such product candidate;

•	Korro Bio may be required to change the way a product candidate is administered or conduct additional clinical trials;

•	Korro Bio could be sued and held liable for harm caused to patients; and

•	Korro Bio’s reputation may suffer.

Any of these occurrences may harm Korro Bio’s business, financial condition, results of operations and prospects significantly.

If Korro Bio is unable to successfully identify patients who are likely to benefit from therapy with any product candidates it develops, or experience significant delays in doing so, it may not realize the full commercial potential of any medicines it may develop.

Korro Bio’s success may depend, in part, on its ability to identify patients who are likely to benefit from therapy with any medicines it may develop, which may require those potential patients to have their DNA analyzed for the presence or absence of a particular sequence. If Korro Bio, or any third parties that it engages to assist it, are unable to successfully identify such patients, or experience delays in doing so, then:

•	Korro Bio’s ability to develop any product candidates may be adversely affected if Korro Bio is unable to appropriately select patients for enrollment in Korro Bio’s clinical trials; and

•

Korro Bio may not realize the full commercial potential of any product candidates it develops that receive marketing approval if, among other reasons, Korro Bio is unable to appropriately select patients who are likely to benefit from therapy with its medicines.

As a result of these factors, Korro Bio may be unable to successfully develop and realize the commercial potential of any product candidates Korro Bio may identify and develop, and its business, financial condition, results of operations, and prospects would be materially adversely affected.

If Korro Bio is unable to successfully develop or obtain regulatory approval for companion diagnostic tests for its product candidates, or experience significant delays in doing so, its clinical trials may be delayed and its business could be materially harmed.

The development programs for some of Korro Bio’s product candidates contemplate the development of companion diagnostic tests, which are assays or tests to identify an appropriate patient population. If safe and effective use of any of Korro Bio’s product candidates it may develop depends on a companion diagnostic, it may not receive marketing approval, or marketing approval may be delayed, if Korro Bio is unable to or are delayed in developing, identifying, or obtaining regulatory approval or clearance for the companion diagnostic product for use with Korro Bio’s product candidate. Identifying a manufacturer of the companion diagnostic and entering into an agreement with the manufacturer could also delay the development of Korro Bio’s product candidates.

If Korro Bio is unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell any future product candidates, it may be unable to generate any revenues.

Korro Bio currently does not have an organization for the sales, marketing and distribution of any future product candidates and the cost of establishing and maintaining such an organization may exceed the cost-

effectiveness of doing so. To market any products that may be approved, Korro Bio must build its sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. With respect to certain of Korro Bio’s current programs as well as future programs, Korro Bio may rely completely on an alliance partner for sales and marketing. In addition, although Korro Bio intends to establish a sales organization if it is able to obtain approval to market any product candidates, it may enter into strategic alliances with third parties to develop and commercialize any future product candidates, including in markets outside of the United States or for other large markets that are beyond its resources. This will reduce the revenue generated from the sales of these products.

Any future strategic alliance partners may not dedicate sufficient resources to the commercialization of Korro Bio’s product candidates or may otherwise fail in their commercialization due to factors beyond its control. If Korro Bio is unable to establish effective alliances to enable the sale of its product candidates to healthcare professionals and in geographical regions, including the United States, that will not be covered by its own marketing and sales force, or if its potential future strategic alliance partners do not successfully commercialize the product candidates, Korro Bio’s ability to generate revenues from product sales will be adversely affected.

If Korro Bio is unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, it may not be able to generate sufficient product revenue and may not become profitable. Korro Bio will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, Korro Bio may be unable to compete successfully against these more established companies.

Even if Korro Bio receives regulatory approval to market its product candidates, the market may not be receptive to its product candidates upon their commercial introduction, which will prevent it from becoming profitable.

Korro Bio’s product candidates are based upon new discoveries, technologies and therapeutic approaches. Key participants in pharmaceutical marketplaces, such as physicians, third-party payors and consumers, may not adopt a product intended to improve therapeutic results that is based on the technology employed by oligonucleotides. As a result, it may be more difficult for Korro Bio to convince the medical community and third-party payors to accept and use its product, or to provide favorable reimbursement.

Other factors that Korro Bio believes will materially affect market acceptance of its product candidates include:

•	the timing of its receipt of any regulatory approvals, the terms of any approvals and the countries in which approvals are obtained;

•	the ability to consistently manufacture Korro Bio’s products within acceptable quality standards;

•	the safety and efficacy of its product candidates, as demonstrated in clinical trials and as compared with alternative treatments, if any;

•	the incidence, seriousness and severity of any side effects;

•	the relative convenience and ease of administration of its product candidates;

•	the willingness of patients to accept potentially new routes of administration and their risk tolerance as it relates to potentially serious side effects;

•	the success of its physician education programs;

•	the availability of government and third-party payor coverage and adequate reimbursement;

•	the pricing of its products, particularly as compared to alternative treatments; and

•	the availability of alternative effective treatments for the diseases that product candidates it develops are intended to treat and the relative risks, benefits and costs of those treatments.

In addition, Korro Bio estimates regarding the potential market size may be materially different from what it currently expect by the time it commences commercialization, which could result in significant changes in its business plan and may significantly harm its results of operations and financial condition.

The pharmaceutical industry is intensely competitive. If Korro Bio is unable to compete effectively with existing drugs, new treatment methods and new technologies, it may be unable to commercialize successfully any drugs that it develops.

The pharmaceutical industry is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drugs for the same diseases that Korro Bio is targeting or expect to target. Many of Korro Bio’s competitors have:

•	much greater financial, technical and human resources than Korro Bio has at every stage of the discovery, development, manufacture and commercialization of products;

•	more extensive experience in designing and conducting preclinical studies and clinical trials, obtaining regulatory approvals, and manufacturing, marketing and selling pharmaceutical products;

•	product candidates that are based on previously tested or accepted technologies;

•	products that have been approved or are in late stages of development; and

•	collaborative arrangements in Korro Bio’s target markets with leading companies and research institutions.

Korro Bio will face intense competition from drugs that have already been approved and accepted by the medical community for the treatment of the conditions for which it may develop therapies. Korro Bio also expects to face competition from new drugs that enter the market. Korro Bio believes a significant number of drugs are currently under development, and may become commercially available in the future, for the treatment of conditions that its current or future product candidates are or may be designed to treat. These drugs may be more effective, safer, less expensive, or marketed and sold more effectively, than any products Korro Bio develops.

Korro Bio’s competitors may develop or commercialize products with significant advantages over any products Korro Bio is able to develop and commercialize based on many different factors, including:

•	the safety and effectiveness of its products relative to alternative therapies, if any;

•	the ease with which its products can be administered and the extent to which patients accept relatively new routes of administration;

•	the timing and scope of regulatory approvals for these products;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	price;

•	more extensive coverage and higher levels of reimbursement; and

•	patent position.

Korro Bio’s competitors may therefore be more successful in commercializing their products than Korro Bio is, which could adversely affect Korro Bio’s competitive position and business. Competitive products may make any products Korro Bio develops obsolete or noncompetitive before it can recover the expenses of developing and commercializing its product candidates. Such competitors could also recruit Korro Bio’s employees, which could negatively impact its level of expertise and its ability to execute on its business plan.

The pricing, insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for Korro Bio’s product candidates, if approved, could limit its ability to market those products and decrease its ability to generate product revenue.

Korro Bio expects that coverage and reimbursement by third-party payors will be essential for most patients to be able to afford any gene therapies for which it is able to successfully complete clinical development. Accordingly, sales of any future products will depend substantially, both domestically and internationally, on the extent to which the costs of any such products will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or will be reimbursed by government authorities, private health coverage insurers and other third-party payors. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Korro Bio to establish or maintain pricing sufficient to realize a sufficient return on is investment. If Korro Bio is unable to establish or sustain coverage and adequate reimbursement for any future product candidates from third-party payors, the adoption of those product candidates and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products in both the United States and globally. Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and Korro Bio believes the increasing emphasis on cost-containment initiatives in the United States, the EU, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as its product candidates. Moreover, increasing efforts by governmental and third-party payors, in the United States and internationally, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for its product candidates. Korro Bio expects to experience pricing pressures in connection with the sale of any of its product candidates due to the trend toward managed healthcare, the increasing influence of certain third-party payors, such as health maintenance organizations, and additional legislative changes. For an overview and discussion of the regulatory framework for pricing and reimbursement, see “Korro Bio’s Business—Government Regulation—Patients Rely on Insurance Coverage by Third-Party Payors (third-party payors include Medicare and Medicaid (government payors) and commercial insurance companies such as Blue Cross Blue Shield, Humana, Cigna, etc.) to Pay for Products.”

If the market opportunities for any product candidates Korro Bio may develop are smaller than it believes they are, Korro Bio’s potential revenues may be adversely affected, and its business may suffer.

Korro Bio’s projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with product candidates it may develop, are based on estimates. These estimates may prove to be incorrect and new studies may change the estimated incidence or prevalence of these diseases. Additionally, Korro Bio’s estimates regarding the potential market size may be materially different from what it currently expects by the time it commences commercialization. The number of patients in the United States, Europe, and elsewhere may turn out to be lower than expected, and patients may not be amenable to treatment with Korro Bio’s product candidates, or may become increasingly difficult to identify or gain access to, all of which would adversely affect its business, financial condition, results of operations, and prospects.

While Korro Bio intends to seek designations for its product candidates with the FDA and comparable foreign regulatory authorities that are intended to confer benefits such as a faster development process or an accelerated regulatory pathway, there can be no assurance that Korro Bio will successfully obtain such designations. In addition, even if one or more of Korro Bio’s product candidates are granted such designations, Korro Bio may not be able to realize the intended benefits of such designations.

The FDA and comparable foreign regulatory authorities offer certain designations for product candidates that are designed to encourage the research and development of product candidates that are intended to address conditions with significant unmet medical need. These designations include fast track, or breakthrough therapy, among others, and may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. However, there can be no assurance that Korro Bio will successfully obtain such designations for any product candidates. See “Korro Bio’s Business—Government Regulation—Expedited Development and Review Programs for Drugs” for more information regarding these designations. While such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if Korro Bio obtains such designations for one or more of its product candidates, there can be no assurance that it will realize their intended benefits.

In the future, Korro Bio may also seek approval of product candidates under the FDA’s accelerated approval pathway or request priority review. There can be no assurance that FDA would allow any of the product candidates Korro Bio may develop to proceed on an accelerated approval pathway or grant priority review, and even if FDA did allow such pathway, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. Moreover, even if Korro Bio received accelerated approval, any post-approval studies required to confirm and verify clinical benefit may not show such benefit, which could lead to withdrawal of any approvals Korro Bio has obtained. Receiving accelerated approval does not assure that the product’s accelerated approval will eventually be converted to a traditional approval.

In addition, in the EU, Korro Bio may seek to participate in The PRIority Medicines, or PRIME scheme for its product candidates. The PRIME scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation, where the marketing authorization application will be made through the centralized procedure in the EU. There is no guarantee, however, that Korro Bio’s product candidates would be deemed eligible for the PRIME scheme and even if Korro Bio does participate in the PRIME scheme, where during the course of development a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn. PRIME eligibility does not change the standards for product approval, and there is no assurance that any such designation or eligibility will result in expedited review or approval. For more information regarding PRIME and the EU regulatory framework, see “Korro Bio’s Business—Government Regulation—Regulation Outside of the United States.”

Unfavorable global economic conditions could adversely affect Korro Bio’s business, financial condition or results of operations.

Korro Bio’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn, or additional global financial crises, could result in a variety of risks to Korro Bio’s business, including weakened demand for any future product candidates, if approved, or its ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain Korro Bio’s suppliers, possibly resulting in supply disruption. Any of the foregoing could harm Korro Bio’s business and Korro Bio cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

Korro Bio’s business may be impacted by macroeconomic conditions, including fears concerning the financial services industry, inflation, rising interest rates and volatile market conditions, and other uncertainties beyond its control.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, Silicon Valley Bank Signature Bank and Silvergate Capital Corp. were each swept into receivership by the Federal Deposit Insurance Corporation and then a syndicate of U.S. banks infused $30 billion in First Republic Bank; and later that same week, the Swiss Central Bank provided $54 billion in covered loan and short-term liquidity facilities to Credit Suisse Group AG, all in an attempt to reassure depositors and calm fears of a banking contagion.

Korro Bio’s ability to effectively run its business could be adversely affected by general conditions in the global economy and in the financial services industry. Various macroeconomic factors could adversely affect Korro Bio’s business, including fears concerning the banking sector, changes in inflation, interest rates and overall economic conditions and uncertainties. A severe or prolonged economic downturn could result in a variety of risks, including Korro Bio’s ability to raise additional funding on a timely basis or on acceptable terms. A weak or declining economy could also impact third parties upon whom Korro Bio depends to run its business. Increasing concerns over bank failures and bailouts and their potential broader effects and potential systemic risk on the banking sector generally and on the biotechnology industry and its participants may adversely affect Korro Bio’s access to capital and its business and operations more generally. Although Korro Bio assess it banking relationships as it believes necessary or appropriate, its access to funding sources in amounts adequate to finance or capitalize its current and projected future business operations could be significantly impaired by factors that affect Korro Bio, the financial institutions with which Korro Bio has arrangements directly, or the financial services industry or economy in general.

Risks Related to Regulatory, Legal, and Clinical Trials

Because Korro Bio is developing oligonucleotides, which are considered a relatively new class of drugs, there is increased risk that the outcome of its clinical trials will not be sufficient to obtain regulatory approval.

The FDA and comparable ex-U.S. regulatory agencies have relatively limited experience with oligonucleotides, which may increase the complexity, uncertainty and length of the regulatory review process for any future product candidates. Even though the FDA issued two draft guidance documents in December 2021 relating to IND submissions for individualized antisense oligonucleotide drugs for severely debilitating or life-threatening genetic diseases, one with clinical focus, the other with chemistry manufacturing and controls focus, and in June 2022 a draft guidance on clinical pharmacology considerations for the development of oligonucleotide therapeutics, the FDA and its foreign counterparts have not yet established any definitive policies, practices or guidelines in relation to overall development considerations for RNA editing oligonucleotide therapies. The general lack of policies, practices or guidelines specific to oligonucleotides may hinder or slow review by the FDA or other foreign homologues of any regulatory filings that Korro Bio may submit. Moreover, the FDA or other foreign homologues may respond to these submissions by defining requirements Korro Bio may not have anticipated. Addressing such requirements could lead to significant delays in the development of Korro Bio’s product candidates. In addition, because there may be approved treatments for some of the diseases for which Korro Bio may seek approval, in order to receive regulatory approval, Korro Bio may need to demonstrate through clinical trials that the product candidates it develops to treat these diseases, if any, are not only safe and effective, but safer or more effective than existing products. Furthermore, in recent years, there has been increased public and political pressure on the FDA with respect to the approval process for new drugs. As a result of the foregoing factors, Korro Bio may never receive regulatory approval to market and commercialize any product candidate. Even if Korro Bio obtains regulatory approval, the approval may be for disease indications or patient populations that are not as broad as Korro Bio intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. Korro Bio may be required to perform additional or unanticipated clinical trials to obtain regulatory approval or be subject to additional post-marketing studies or other requirements to maintain such approval. As a result, Korro Bio may never succeed in developing a marketable product, it may not become profitable and the value of its common stock could decline.

Enacted and future legislation may increase the difficulty and cost for Korro Bio to obtain marketing approval of and commercialize its product candidates and may affect the prices Korro Bio may set.

Existing regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Korro Bio’s product candidates. Korro Bio cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Korro Bio is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Korro Bio is not able to maintain regulatory compliance, Korro Bio may lose any marketing approval that it may have obtained and it may not achieve or sustain profitability. For more information, see the section below titled “Korro Bio’s Business—Governmental Regulation.”

Korro Bio cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on it. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. Korro Bio may choose to seek an expanded access program for its product candidates, or to utilize comparable rules in other countries that allow the use of a drug, on a named patient basis or under a compassionate use program.

Korro Bio expects that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that it receives for any approved product. Payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs and those methods are not always specifically adapted for new technologies such as gene therapy and therapies addressing rare diseases such as those Korro Bio is developing. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Korro Bio from being able to generate revenue, attain profitability, or commercialize its product candidates.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. Korro Bio cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of its product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject Korro Bio to more stringent product labeling and post-marketing testing and other requirements.

Because Korro Bio is developing product candidates in the field of genetic medicines in which there is little clinical experience, there is increased risk that the FDA, the EMA or other regulatory authorities may not consider the endpoints of its clinical trials to provide clinically meaningful results and that these results may be difficult to analyze.

In order to proceed into clinical development of any product candidates Korro Bio identifies, it will need to submit INDs or comparable foreign applications to regulatory authorities and obtain regulatory clearance to commence clinical development. Because the product candidates Korro Bio identifies are based on novel gene-editing technology, Korro Bio may be unsuccessful in obtaining clearance from regulatory authorities to proceed into clinical development. In order to commence clinical development, Korro Bio will need to identify success criteria and endpoints such that the FDA, the EMA or other regulatory authorities will be able to determine the clinical efficacy and safety profile of any product candidates Korro Bio may develop. As Korro Bio is initially seeking to identify and develop product candidates to treat diseases in which there is little clinical experience using new technologies, and while it may have opportunities to discuss its clinical development plans with regulatory authorities prior to commencing clinical development, there is heightened risk that the FDA, the EMA or other regulatory authorities may not consider the clinical trial endpoints that Korro Bio proposes to provide clinically meaningful results (reflecting a tangible benefit to patients). In addition, the resulting clinical data and results may be difficult to analyze.

Even if the FDA does find Korro Bio’s success criteria to be sufficiently validated and clinically meaningful, it may not achieve the pre-specified endpoints to a degree of statistical significance. Furthermore, even if Korro Bio does achieve the pre-specified criteria, it may produce results that are unpredictable or inconsistent with the results of the non-primary endpoints or other relevant data. The FDA also weighs the benefits of a product against its risks, and the FDA may view the efficacy results in the context of safety as not being supportive of regulatory approval. Other regulatory authorities in the EU and other countries may make similar comments with respect to these endpoints and data. Any product candidates Korro Bio may develop will be based on a novel technology that makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval. No gene editing therapeutic product has been approved in the United States or in Europe. Within the broader genome product field, only a limited number of gene therapy products, such as uniQure N.V.’s Glybera and Abecma from Bristol Myers Squibb and bluebird bio, have received marketing authorization or marketing approval from the European Commission or the FDA. Some of these products have taken years to register and have had to deal with significant issues in their post-marketing experience.

If preclinical studies or clinical trials of any product candidates Korro Bio may identify and develop fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, Korro Bio may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidates Korro Bio may identify and develop, Korro Bio must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete, and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results.

Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates.

Korro Bio and its collaborators, if any, may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent its ability to receive marketing approval or commercialize any product candidates it may identify and develop, including:

•	delays in reaching a consensus with regulators on trial design;

•	regulators, IRBs, or independent ethics committees may not authorize Korro Bio or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	delays in reaching or failing to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective CROs and clinical trial sites;

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clinical trials of any product candidates Korro Bio may develop may produce negative or inconclusive results, and Korro Bio may decide, or regulators may require Korro Bio, to conduct additional clinical trials or abandon product development or research programs;

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difficulty in designing well-controlled clinical trials due to ethical considerations that may render it inappropriate to conduct a trial with a control arm that can be effectively compared to a treatment arm;

•	difficulty in designing clinical trials and selecting endpoints for diseases that have not been well-studied and for which the natural history and course of the disease is poorly understood;

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the number of patients required for clinical trials of any product candidates Korro Bio may develop may be larger than it anticipates; enrollment of suitable participants in these clinical trials, which may be particularly challenging for some of the rare genetically defined diseases Korro Bio is targeting in its most advanced programs, may be delayed or slower than it anticipate; or patients may drop out of these clinical trials at a higher rate than it anticipates;

•	Korro Bio’s third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to it in a timely manner, or at all;

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regulators, IRBs, or independent ethics committees may require that Korro Bio or its investigators suspend or terminate clinical research or clinical trials of any product candidates Korro Bio may develop for various reasons, including noncompliance with regulatory requirements, a finding of undesirable side effects or other unexpected characteristics, or that the participants are being exposed to unacceptable health risks or after an inspection of Korro Bio’s clinical trial operations or trial sites;

•	the cost of clinical trials of any product candidates it may develop may be greater than Korro Bio anticipates;

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the supply or quality of any product candidates Korro Bio may develop or other materials necessary to conduct clinical trials of any product candidates it may develop may be insufficient or inadequate, including as a result of delays in the testing, validation, manufacturing, and delivery of any product candidates it may develop to the clinical sites by it or by third parties with whom Korro Bio has contracted to perform certain of those functions;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	clinical trial sites dropping out of a trial;

•	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

•	occurrence of serious adverse events associated with any product candidates Korro Bio may develop that are viewed to outweigh their potential benefits;

•	occurrence of serious adverse events in trials of the same class of agents conducted by other sponsors; and

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

If Korro Bio or its collaborators are required to conduct additional clinical trials or other testing of any product candidates it may develop beyond those that it currently contemplates, if Korro Bio or its collaborators are unable to successfully complete clinical trials or other testing of any product candidates it may develop, or if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, Korro Bio or its collaborators may:

•	be delayed in obtaining marketing approval for any such product candidates Korro Bio may develop or not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to changes in the way the product is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw, or suspend, their approval of the product or impose restrictions on its distribution in the form of a REMS or through modification to an existing REMS;

•	be sued; or

•	experience damage to Korro Bio’s reputation.

Product development costs will also increase if Korro Bio or its collaborators experience delays in clinical trials or other testing or in obtaining marketing approvals. Korro Bio does not know whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which Korro Bio may have the exclusive right to commercialize any product candidates it may develop, could allow Korro Bio’s competitors to bring products to market before it does, and could impair its ability to successfully commercialize any product candidates it may develop, any of which may harm its business, financial condition, results of operations, and prospects.

If Korro Bio experiences delays or difficulties in the enrollment of patients in clinical trials, its receipt of necessary regulatory approvals could be delayed or prevented.

Clinical trials of a new product candidate require the enrollment of a sufficient number of patients, including patients who are suffering from the disease the product candidate is intended to treat and who meet other eligibility criteria. Rates of patient enrollment are affected by many factors, including the COVID-19 global pandemic or emerging or future variants of COVID-19, the size of the patient population, the age and condition of the patients, the stage and severity of disease, the nature and requirements of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, and the eligibility criteria for the clinical trial. Delays or difficulties in patient enrollment or difficulties retaining trial participants, including as a result of the availability of existing or other investigational treatments, can result in increased costs, longer development times or termination of a clinical trial.

Even if Korro Bio completes the necessary preclinical studies and clinical trials, it cannot predict when, or if, it will obtain regulatory approval to commercialize a product candidate and the approval may be for a narrower indication than Korro Bio seeks.

Prior to commercialization, any of Korro Bio’s product candidates must be approved by the FDA pursuant to a new drug application, or NDA, in the United States and pursuant to similar marketing applications by the EMA and similar regulatory authorities outside the United States. The process of obtaining marketing approvals, both in the United States and abroad, is expensive and takes many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Failure to obtain marketing approval for a product candidate will prevent it from commercializing the product candidate. Korro Bio has not received approval to market any of its product candidates from regulatory authorities in any jurisdiction. Korro Bio has no experience in submitting and supporting the applications necessary to gain marketing approvals, and, in the event regulatory authorities indicate that Korro Bio may submit such applications, Korro Bio may be unable to do so as quickly and efficiently as desired.

Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Korro Bio’s product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude Korro Bio obtaining marketing approval or prevent or limit commercial use. Regulatory authorities have substantial discretion in the approval process and may refuse to accept or file any application or may decide that Korro Bio’s data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate.

Approval of any of Korro Bio’s product candidates may be delayed or refused for many reasons, including:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Korro Bio’s clinical trials;

•

Korro Bio may be unable to demonstrate, to the satisfaction of the FDA or comparable foreign regulatory authorities, that its product candidates are safe and effective for any of their proposed indications;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	Korro Bio may be unable to demonstrate that its product candidates’ clinical and other benefits outweigh their safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with Korro Bio’s interpretation of data from preclinical programs or clinical trials;

•

the data collected from clinical trials of Korro Bio’s product candidates may not be sufficient to support the submission of an NDA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

•	the facilities of third-party manufacturers with which Korro Bio contracts or procures certain service or raw materials, may not be adequate to support approval of its product candidates; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering Korro Bio’s clinical data insufficient for approval.

Even if Korro Bio’s product candidates meet their safety and efficacy endpoints in clinical trials, the regulatory authorities may not complete their review processes in a timely manner, or Korro Bio may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, Korro Bio may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process.

Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of narrow indications, warnings or REMS. These regulatory authorities may require precautions or contra-indications with respect to conditions of use or they may grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of Korro Bio’s product candidates. Any of the foregoing scenarios could materially harm the commercial prospects for Korro Bio’s product candidates and adversely affect its business, financial condition, results of operations and prospects.

Korro Bio may be unable to obtain regulatory approval in the United States or foreign jurisdictions and, as a result, be unable to commercialize its product candidates and its ability to generate revenue will be materially impaired.

Korro Bio’s product candidates are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, quality, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Rigorous preclinical studies and clinical trials, and an extensive regulatory approval process are required to be successfully completed in the United States and in many foreign jurisdictions before a new drug can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to a continuously evolving regulatory environment and unanticipated delays. It is possible that none of the product candidates Korro Bio may develop will obtain the regulatory approvals necessary for it or its collaborators to begin selling them.

The time required to obtain FDA and other approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when regulating companies such as Korro Bio’s are not always applied predictably or uniformly and can change. Any analysis Korro Bio performs of data from chemistry, manufacturing and controls, preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Korro Bio’s may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is impossible to predict whether legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be.

Any delay or failure in obtaining required approvals could adversely affect Korro Bio’s ability to generate revenues from the particular product candidate for which it is seeking approval. Furthermore, any regulatory approval to market a product may be subject to limitations on the approved uses for which Korro Bio may market the product or the labeling or other restrictions. In addition, the FDA has the authority to require a REMS as a condition of approval, which may impose further requirements or restrictions on the distribution or safe use of an approved drug, such as limiting prescribing rights to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients as specially defined by the indication statement or who meet certain safe-use criteria, and requiring treated patients to enroll in a registry, among other requirements. These limitations and restrictions may limit the size of the market for the product and affect reimbursement by third-party payors.

Korro Bio is also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and payment. The foreign regulatory approval process varies among countries and may include all of the risks associated with FDA approval described above, as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Approval by the FDA does not ensure approval by comparable regulatory authorities outside of the United States and vice versa.

Any product candidate for which Korro Bio obtains marketing approval will be subject to extensive post-marketing regulatory requirements and could be subject to post-marketing restrictions or withdrawal from the market, and Korro Bio may be subject to penalties if it fails to comply with regulatory requirements or if it experiences unanticipated problems with its product candidates, when and if any of them are approved.

Korro Bio’s product candidates and the activities associated with their development and potential commercialization, including their testing, manufacturing, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other U.S. and international regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, including cGMPs, quality control, quality assurance and corresponding maintenance of records and documents, including periodic inspections by the FDA and other regulatory authorities and requirements regarding the distribution of samples to providers and recordkeeping.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of any approved product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products. If Korro Bio promotes its product candidates in a manner inconsistent with FDA-approved labeling or otherwise not in compliance with FDA regulations, it may be subject to enforcement action. Violations of the Federal Food, Drug, and Cosmetic Act relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws and similar laws in international jurisdictions.

In addition, later discovery of previously unknown adverse events or other problems with Korro Bio’s product candidates, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such product candidates, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters;

•	withdrawal of any approved product from the market;

•	refusal to approve pending applications or supplements to approved applications that Korro Bio may submit;

•	recall of product candidates;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of Korro Bio’s product candidates;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Even if Korro Bio obtains regulatory approvals, its marketed drugs will be subject to ongoing regulatory oversight. If Korro Bio fails to comply with continuing U.S. and foreign requirements, its approvals, if obtained, could be limited or withdrawn, Korro Bio could be subject to other penalties, and its business would be seriously harmed.

Following any initial regulatory approval of any drugs Korro Bio may develop, Korro Bio will also be subject to continuing regulatory oversight, including the review of adverse drug experiences and safety data that are reported after its drug products are made commercially available. This would include results from any post-marketing studies or surveillance to monitor the safety and efficacy of the drug product required as a condition of approval or agreed to by Korro Bio. Any regulatory approvals that Korro Bio receives for its product candidates may also be subject to limitations on the approved uses for which the product may be marketed. Other ongoing regulatory requirements include, among other things, submissions of safety and other post-marketing information and reports, registration and listing, as well as continued maintenance of Korro Bio’s marketing application, compliance with cGMP requirements and quality oversight, compliance with post-marketing commitments, and compliance with GCP for any clinical trials that Korro Bio conducts post-approval. Failure to comply with these requirements could result in warning or untitled letters, criminal or civil penalties, recalls, or product withdrawals. In addition, Korro Bio intends to seek approval to market its product candidates in jurisdictions outside of the United States, and therefore will be subject to, and must comply with, regulatory requirements in those jurisdictions.

The FDA has significant post-market authority, including, for example, the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials for a variety of reasons. The FDA also has the authority to require a REMS plan after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug.

Korro Bio, its CMOs, and the manufacturing facilities it uses to make its product candidates will also be subject to ongoing assessment of product quality, compliance with cGMP, and periodic inspection by the FDA and potentially other regulatory agencies. Korro Bio or its CMOs may not be able to comply with applicable cGMP regulations or similar regulatory requirements outside of the United States. Korro Bio’s failure, or the failure of its CMOs, to comply with applicable regulations could result in regulatory actions, such as the issuance of FDA Form 483 notices of observations, warning letters or sanctions being imposed on Korro Bio, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of Korro Bio’s products. Korro Bio may not have the ability or capacity to manufacture material at a broader commercial scale in the future. Korro Bio and its CMOs currently manufacture a limited supply of clinical trial materials. Reliance on CMOs entails risks to which Korro Bio would not be subject if it manufactured all of the material themselves, including reliance on the CMO for regulatory compliance. Korro Bio’s product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review.

If Korro Bio or its collaborators, manufacturers or service providers fail to comply with applicable continuing regulatory requirements in the United States or foreign jurisdictions in which Korro Bio may seek to market its products, Korro Bio or they may be subject to, among other things, fines, warning letters, holds on clinical trials, refusal by the FDA or comparable foreign regulatory authorities to approve pending applications or supplements to approved applications, suspension or withdrawal of regulatory approval, product recalls and seizures, refusal to permit the import or export of products, operating restrictions, injunction, consent decree, civil penalties and criminal prosecution.

Any drugs Korro Bio develops may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, thereby harming its business.

Because Korro Bio’s product candidates represent new approaches to the treatment of genetic-based diseases, it cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, its product candidates or assure that coverage and reimbursement will be available for any product that it may develop. The regulations that govern marketing approvals, pricing and reimbursement for new drugs vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. Korro Bio is monitoring these regulations as several of its programs move into later stages of development; however, many of its programs are currently in the earlier stages of development and Korro Bio will not be able to assess the impact of price regulations for a number of years. As a result, Korro Bio might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that could delay its commercial launch of the product and negatively impact any potential revenues it may be able to generate from the sale of the product in that country and potentially in other countries due to reference pricing.

Korro Bio’s ability to commercialize any products successfully will also depend in part on the extent to which coverage and adequate reimbursement/payment for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Even if Korro Bio succeeds in bringing one or more products to the market, these products may not be considered medically necessary and/or cost-effective, and the amount reimbursed for any products may be insufficient to allow it to sell its products on a competitive basis. At this time, Korro Bio is unable to determine their cost effectiveness or the likely level or method of reimbursement for its product candidates. Increasingly, third-party payors, such as government and private insurance plans, are requiring that drug companies provide them with predetermined discounts from list prices, and are seeking to reduce the prices charged or the amounts paid for pharmaceutical products. If the price Korro Bio is able to charge for any products it develops, or the payments provided for such products, is inadequate in light of Korro Bio’s development and other costs, its return on investment could be adversely affected.

Korro Bio currently expects that any drugs it develops may need to be administered under the supervision of a physician on an outpatient basis. Under currently applicable U.S. law, certain drugs that are not usually self-administered (such as most injectable drugs) may be eligible for coverage under the Medicare Part B program if:

•	they are incident to a physician’s services;

•	they are reasonable and necessary for the diagnosis or treatment of the illness or injury for which they are administered according to accepted standards of medical practice; and

•	they have been approved by the FDA and meet other requirements of the statute.

There may be significant delays in obtaining coverage for newly-approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable foreign regulatory authorities. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to pay all or part of the costs associated with their prescription drugs. Patients are unlikely to use Korro Bio’s products unless coverage is provided and payment is adequate to cover all or a significant portion of the cost of Korro Bio’s products. Therefore, coverage and adequate payment is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Moreover, eligibility for coverage does not imply that any drug will be paid for in all cases or at a rate that covers Korro Bio’s costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover Korro Bio’s costs and may not be made permanent. Reimbursement may be based on payments allowed for lower-cost drugs that are already reimbursed, may be incorporated into existing payments for other services and may reflect budgetary constraints or imperfections in Medicare data. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates. However, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require Korro Bio to provide scientific and clinical support for the use of its products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Korro Bio’s inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for new drugs that it develops and for which Korro Bio obtains regulatory approval could adversely affect Korro Bio’s operating results, its ability to raise capital needed to commercialize products, and its overall financial condition.

Korro Bio believes that the efforts of governments and third-party payors to contain or reduce the cost of healthcare and legislative and regulatory proposals to broaden the availability of healthcare will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies. A number of legislative and regulatory changes in the healthcare system in the United States and other major healthcare markets have been proposed and/or adopted in recent years, and such efforts have expanded substantially in recent years. For more information on these changes, see the section below titled “Korro Bio’s Business—Governmental Regulation—Affordable Care Act and Legislative Reform Measures.” It is unclear how any additional healthcare reform measures may increase the pressure on drug pricing or limit the availability of coverage and adequate reimbursement for Korro Bio’s future candidates. Korro Bio expects ongoing initiatives in the United States to increase pressure on drug pricing and reimbursement. Such reforms could have an adverse effect on anticipated revenues from product candidates that Korro Bio may successfully develop and for which Korro Bio may obtain regulatory approval and may affect its overall financial condition and ability to develop product candidates.

Korro Bio may not be able to obtain orphan drug exclusivity for one or more of its product candidates, and even if it does, that exclusivity may not prevent the FDA or the EMA from approving other competing products.

Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition. A similar regulatory scheme governs approval of orphan product candidates by the EMA in the EU. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for another product candidate for the same orphan therapeutic indication for that time period. The applicable period is seven years in the United States and ten years in the EU. The exclusivity period in the EU can be reduced to six years if a product no longer meets the criteria for orphan designation, in particular if the product is sufficiently profitable so that market exclusivity is no longer justified.

The FDA’s standards for granting orphan drug exclusivity in the gene therapy context are unclear and evolving. In order for the FDA to grant orphan drug exclusivity to one of Korro Bio’s product candidates, the agency must find that the product candidate is indicated for the treatment of a condition or disease that affects fewer than 200,000 individuals in the United States or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product candidate available for the disease or condition will be recovered from sales of the product in the United States. The FDA may conclude that the condition or disease for which Korro Bio seeks orphan drug exclusivity does not meet this standard. Even if Korro Bio obtains orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different product candidates can be approved for the same condition. In addition, even after an orphan drug is approved, the FDA can subsequently approve the same product candidate for the same condition if the FDA concludes that the later product candidate is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care compared with the product that has orphan exclusivity. Orphan drug exclusivity may also be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of the patients with the rare disease or condition.

In August 2017, the Congress passed the FDA Reauthorization Act of 2017, or FDARA. FDARA, among other things, codified the FDA’s pre-existing regulatory interpretation, to require that a drug sponsor demonstrate the clinical superiority of an orphan drug that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan drug exclusivity. The new legislation reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. Korro Bio does not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect its business. Depending on what changes the FDA may make to its orphan drug regulations and policies, Korro Bio’s business could be adversely impacted.

If Korro Bio does not comply with laws regulating the protection of the environment and health and human safety, its business could be adversely affected.

Korro Bio’s research, development and manufacturing processes involve the use of hazardous materials. Korro Bio maintains quantities of various flammable and toxic chemicals in its facilities that are required for its research, development and manufacturing activities. Korro Bio is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. Korro Bio’s procedures for storing, handling and disposing of these materials are reviewed against the relevant guidelines and laws of the jurisdictions in which its facilities are located on a regular basis. Although Korro Bio believes that its safety procedures for handling and disposing of these materials sufficiently mitigate the risk of accidental contamination or injury from these materials, the risk cannot be completely eliminated. If an accident occurs, Korro Bio could be held liable for resulting damages, which could be substantial. Korro Bio is also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. Although Korro Bio maintains workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to its employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Korro Bio does not maintain insurance for environmental liability or toxic tort claims that may be asserted against it in connection with its storage or disposal of biological or hazardous materials. Additional federal, state and local laws and regulations affecting Korro Bio’s operations may become applicable in the future. Korro Bio may incur substantial costs to comply with, and substantial fines or penalties if it violates any of, these laws or regulations.

If Korro Bio or its collaborators, manufacturers, service providers or other third parties fail to comply with applicable healthcare laws and regulations, Korro Bio could be subject to enforcement actions, which could affect its ability to develop, market and sell its products and may harm its reputation.

Korro Bio is currently, or may in the future, be subject to federal, state, local, and comparable foreign healthcare laws and regulations relating to areas such as fraud and abuse and patients’ rights. These laws may constrain the business or financial arrangements and relationships through which Korro Bio conducts its operations, including how Korro Bio researches, markets, sells and distributes its products for which it obtains marketing approval. For more information on these laws, see the section below titled “Korro Bio’s Business—Governmental Regulation—Other Healthcare Laws.”

If Korro Bio’s operations are found to be in violation of any such requirements, Korro Bio may be subject to penalties, including civil or criminal penalties, criminal prosecution, monetary damages, the curtailment or restructuring of its operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in federal healthcare programs including Medicare and Medicaid, the imposition of a corporate integrity agreement with the Office of Inspector General of the Department of Health and Human Services, disgorgement, individual imprisonment, contractual damages, reputational harm, and diminished profits and future earnings, any of which could adversely affect its financial results and adversely affect its ability to operate its business. Korro Bio intends to develop and implement a comprehensive corporate compliance program prior to the commercialization of its product candidates. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against Korro Bio for an alleged or suspected violation could cause it to incur significant legal expenses, could divert Korro Bio management’s attention from the operation of its business, and could harm its reputation, even if its defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to Korro Bio in terms of money, time and resources.

If Korro Bio or its collaborators, manufacturers or service providers fail to comply with applicable federal, state or foreign laws or regulations, Korro Bio could be subject to enforcement actions, which could affect its ability to develop, market and sell its products successfully and could harm its reputation and lead to reduced acceptance of its products by the market. These enforcement actions include, among others:

•	adverse regulatory inspection findings;

•	warning and/or untitled letters;

•	voluntary or mandatory product recalls or public notification or medical product safety alerts to healthcare professionals;

•	restrictions on, or prohibitions against, marketing Korro Bio products;

•	restrictions on, or prohibitions against, importation or exportation of Korro Bio products;

•	suspension of review or refusal to approve pending applications or supplements to approved applications;

•	exclusion from participation in government-funded healthcare programs;

•	exclusion from eligibility for the award of government contracts for Korro Bio products;

•	suspension or withdrawal of product approvals;

•	product seizures;

•	injunctions;

•	consent decrees; and

•	civil and criminal penalties, up to and including criminal prosecution resulting in fines, exclusion from healthcare reimbursement programs and imprisonment.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Moreover, federal, state or foreign laws or regulations are subject to change, and while Korro Bio, its collaborators, manufacturers and/or service providers currently may be compliant, that could change due to changes in interpretation, prevailing industry standards or other reasons.

Korro Bio employees, consultants and collaborators may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

Korro Bio is exposed to the risk of fraud and other misconduct by its employees, consultants and collaborators. Such misconduct could include intentional failures to comply with FDA and other foreign agency regulations, provide accurate information to the FDA, comply with manufacturing standards required by the FDA or Korro Bio, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to Korro Bio. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Korro Bio’s reputation. It is not always possible to identify and deter such misconduct, and the precautions Korro Bio takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Korro Bio, and Korro Bio is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant fines or other sanctions.

Product liability lawsuits against Korro Bio could cause it to incur substantial liabilities and could limit commercialization of any medicines that it may develop.

Korro Bio faces an inherent risk of product liability exposure related to the testing in human clinical trials of any product candidates it may develop and will face an even greater risk if it commercially sell any medicines that it may develop. If Korro Bio cannot successfully defend itself against claims that its product candidates or medicines caused injuries, Korro Bio could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or medicines that Korro Bio may develop;

•	injury to Korro Bio’s reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant time and costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any medicines that Korro Bio may develop.

Korro Bio anticipates that it will need to increase its insurance coverage when it begins clinical trials and if Korro Bio successfully commercialize any medicine. Insurance coverage is increasingly expensive. Korro Bio may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Korro Bio’s internal computer and information systems, or those used by its CROs, CMOs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of its development programs.

Despite the implementation of appropriate security measures, Korro Bio’s internal computer and information systems and those of its current and any future CROs, CMOs and other contractors or consultants may become vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While Korro Bio has not experienced any such material system failure, or accident, and is unaware of any security breach to date, if such an event were to occur and cause interruptions in it operations, it could result in a material disruption of its development programs and its business operations, whether due to a loss of its trade secrets or other proprietary information or other similar disruptions. For example, the loss of data from completed or future preclinical studies or clinical trials could result in significant delays in Korro Bio’s regulatory approval efforts and significantly increase its costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, Korro Bio’s data or applications, or inappropriate disclosure of confidential or proprietary information, Korro Bio could incur liability, its competitive position could be harmed and the further development and commercialization of its product candidates could be significantly delayed.

Korro Bio may be unable to adequately protect its information systems from cyberattacks, which could result in the disclosure of confidential information, damage its reputation, and subject it to significant financial and legal exposure.

Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud or other means to threaten data confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for Korro Bio, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. To date, Korro Bio has not experienced a material compromise of its data or information systems. However, although Korro Bio devotes resources to protect its information systems, Korro Bio realizes that cyberattacks are a threat, and there can be no assurance that its efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to it, or would have a material adverse effect on its results of operations and financial condition.

Korro Bio’s failure to obtain regulatory approval in international jurisdictions would prevent it from marketing its product candidates outside the United States.

To market and sell Korro Bio’s future product candidates in other jurisdictions, Korro Bio must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, Korro Bio must secure product reimbursement approvals before regulatory authorities will approve the product for sale in that country. Failure to obtain foreign regulatory approvals or non-compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Korro Bio and could delay or prevent the introduction of its product candidates in certain countries.

If Korro Bio fails to comply with the regulatory requirements in international markets and receives applicable marketing approvals, its target market will be reduced and its ability to realize the full market potential of its product candidates will be harmed and its business will be adversely affected. Korro Bio may not obtain foreign regulatory approvals on a timely basis, if at all. Korro Bio’s failure to obtain approval of any of its product candidates by regulatory authorities in another country may significantly diminish the commercial prospects of that product candidate and its business prospects could decline.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved, or commercialized in a timely manner or at all, which could negatively impact Korro Bio’s business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or modifications to approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect Korro Bio’s business. For example, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Korro Bio is subject to a variety of privacy and data security laws, and its failure to comply with them could harm its business.

Korro Bio maintains a large quantity of sensitive information, including confidential business and patient health information in connection with its preclinical studies, and is subject to laws and regulations governing the privacy and security of such information. In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. The collection, use, disclosure, transfer or other processing of personal data originating from the European Economic Area, or EEA, and United Kingdom, or UK, is governed by the General Data Protection Regulation, or EU GDPR, and the UK General Data Protection Regulation, or UK GDPR, which, together with the EU GDPR, is referred to as the GDPR. For additional information on these regimes, see “Korro Bio’s Business—Government Regulation—Privacy and Cybersecurity”. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and Korro Bio may be required to put in place additional mechanisms to ensure compliance, and despite those efforts, if Korro Bio fails to comply with any such laws or regulations, it may face significant fines and penalties that could adversely affect its reputation, business, financial condition and results of operations.

Risks Related to Korro Bio’s Third Party Relationships

Korro Bio may be subject to claims that Korro Bio or its employees or consultants have wrongfully used or disclosed alleged trade secrets of employees’ or consultants’ former employers or their clients. These claims may be costly to defend and if Korro Bio does not successfully do so, it may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.

Many of Korro Bio’s employees were previously employed at universities or biotechnology or pharmaceutical companies, including its competitors or potential competitors. Although no claims against Korro Bio are currently pending, it may be subject to claims that these employees or Korro Bio has inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If Korro Bio fails in defending such claims, in addition to paying monetary damages, Korro Bio may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper Korro Bio’s ability to commercialize, or prevent it from commercializing, its product candidates, which could severely harm its business. Even if Korro Bio is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Korro Bio expects to rely on third parties to conduct its clinical trials and some aspects of its research, as well as some aspects of its delivery methods, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research or testing.

Korro Bio currently, and expects to continue to, rely on third parties, such as CROs, clinical data management organizations, medical institutions, preclinical laboratories and clinical investigators, to conduct some aspects of its research. For example, Korro Bio may rely on a third party to supply LNPs, or to conduct some of its preclinical animal experiments. Any of these third parties may terminate their engagements with Korro Bio at any time under certain criteria. If Korro Bio needs to enter into alternative arrangements, it may delay its product development activities.

Korro Bio’s reliance on these third parties for research and development activities will reduce its control over these activities but will not relieve Korro Bio of its responsibilities. For example, Korro Bio will remain responsible for ensuring that each of its clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA, the EMA and other regulatory authorities require Korro Bio and the study sites and investigators Korro Bio works with to comply with standards, commonly referred to as GLPs and GCPs for conducting, recording and reporting the results of preclinical studies and clinical trials to assure, amongst other things, that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected.

Korro Bio may not be successful in finding strategic collaborators for continuing development of certain of its future product candidates or successfully commercializing or competing in the market for certain indications.

In the future, Korro Bio may decide to collaborate with non-profit organizations, universities, pharmaceutical and biotechnology companies for the development and potential commercialization of existing and new product candidates. Korro Bio faces significant competition in seeking appropriate collaborators. Whether Korro Bio reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to Korro Bio’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with Korro Bio for its product candidate. The terms of any additional collaborations or other arrangements that Korro Bio may establish may not be favorable to Korro Bio. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

Korro Bio may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If Korro Bio is unable to do so, it may have to curtail the development of the product candidate for which Korro Bio is seeking to collaborate, reduce or delay its development program or one or more of Korro Bio’s other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If Korro Bio elects to increase its expenditures to fund development or commercialization activities on its own, Korro Bio may need to obtain additional capital, which may not be available to it on acceptable terms or at all. If Korro Bio does not have sufficient funds, it may not be able to further develop its product candidates or bring them to market and generate product revenue.

The success of any potential collaboration arrangements will depend heavily on the efforts and activities of Korro Bio’s collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of such collaboration arrangements. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect Korro Bio financially and could harm its business reputation.

Future acquisitions or strategic alliances could disrupt Korro Bio’s business and harm its financial condition and results of operations.

Korro Bio may acquire additional businesses or drugs, form strategic alliances or create joint ventures with third parties that it believes will complement or augment its existing business. If Korro Bio acquires businesses with promising markets or technologies, it may not be able to realize the benefit of acquiring such businesses if Korro Bio is unable to successfully integrate them with its existing operations and company culture. Korro Bio may encounter numerous difficulties in developing, manufacturing and marketing any new drugs resulting from a strategic alliance or acquisition that delay or prevent it from realizing their expected benefits or enhancing its business. Korro Bio cannot assure you that, following any such acquisition, it will achieve the expected synergies to justify the transaction. The risks Korro Bio faces in connection with acquisitions, include:

•	diversion of management time and focus from operating its business to addressing acquisition integration challenges;

•	coordination of research and development efforts;

•	retention of key employees from the acquired company;

•	changes in relationships with strategic partners as a result of product acquisitions or strategic positioning resulting from the acquisition;

•	cultural challenges associated with integrating employees from the acquired company into Korro Bio;

•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked sufficiently effective controls, procedures and policies;

•

liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violation of laws, commercial disputes, tax liabilities, and other known liabilities;

•	unanticipated write-offs or charges; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties.

Korro Bio’s failure to address these risks or other problems encountered in connection with its past or future acquisitions or strategic alliances could cause it to fail to realize the anticipated benefits of these transactions, cause it to incur unanticipated liabilities and harm the business generally. There is also a risk that future acquisitions will result in the incurrence of debt, contingent liabilities, amortization expenses or incremental operating expenses, any of which could harm Korro Bio’s financial condition or results of operations.

Korro Bio relies, and anticipates that it will rely, on third parties to design, conduct, supervise and monitor its preclinical studies and clinical trials, and if those third parties perform in an unsatisfactory manner, it may harm its business.

Korro Bio relies, and anticipates that it will rely, on third party clinical investigators, CROs, clinical data management organizations and consultants to design, conduct, supervise and monitor preclinical studies and clinical trials of its product candidates. Because Korro Bio relies on third parties and do not have the ability to conduct preclinical studies or clinical trials independently, Korro Bio has less control over the timing, quality and other aspects of preclinical studies and clinical trials than it would if it conducted them on its own, including Korro Bio’s inability to control whether sufficient resources are applied to its programs. If any of Korro Bio’s CROs are acquired or consolidated, these concerns are likely to be exacerbated and its preclinical studies or clinical trials may be further impacted due to potential integration, streamlining, staffing and logistical changes. These investigators, CROs and consultants are not Korro Bio employees and Korro Bio has limited control over the amount of time and resources that they dedicate to its programs. These third parties may have contractual relationships with other entities, some of which may be Korro Bio’s competitors, which may draw time and resources from Korro Bio programs. Further, these third parties may not be diligent, careful or timely in conducting Korro Bio’s preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful.

If Korro Bio cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials or meet expected deadlines, Korro Bio’s preclinical and clinical development programs could be delayed and otherwise adversely affected. In all events, Korro Bio is responsible for ensuring that each of its preclinical studies and clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. The FDA and other health authorities require certain preclinical studies to be conducted in accordance with GLP, and clinical trials to be conducted in accordance with GCP, including conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. If Korro Bio or its CROs fail to comply with these requirements, the data generated in Korro Bio’s clinical trials may be deemed unreliable or uninterpretable and the FDA and other health authorities may require Korro Bio to perform additional clinical trials. Korro Bio’s reliance on third parties that it does not control does not relieve it of these responsibilities and requirements. In the United States, Korro Bio is also required to register certain clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Any such event could adversely affect Korro Bio’s business, financial condition, results of operations and prospects.

Korro Bio relies on third parties in the supply and manufacture of its product candidates for its research, preclinical and clinical activities, and may do the same for commercial supplies of its product candidates.

Korro Bio has not yet manufactured its product candidates on a commercial scale, and may not be able to do so for any of its product candidates. Korro Bio currently relies on third parties in the supply and manufacture of materials for its research, preclinical and clinical activities and may continue to do so for the foreseeable future, including if it received regulatory approval for any product candidate. Korro Bio may do the same for the commercial supply of its drug product. Korro Bio uses third parties to perform additional steps in the manufacturing process, such as the filling, finishing and labeling of vials and storage of its product candidates and Korro Bio expects to do so for the foreseeable future. There can be no assurance that Korro Bio’s supply of research, preclinical and clinical development drug candidates and other materials will not be limited, interrupted or restricted or will be of satisfactory quality or continue to be available at acceptable prices. Replacement of any of the third parties Korro Bio may engage could require significant effort and expertise because there may be a limited number of qualified replacements. In addition, raw materials, reagents, and components used in the manufacturing process, particularly those for which Korro Bio has no other source or supplier, may not be available, may not be suitable or acceptable for use due to material or component defects, or may introduce variability into the supply of its product candidates. Furthermore, with the increase of companies developing nucleic acid therapeutics, there may be increased competition for the supply of the raw materials that are necessary to make Korro Bio’s oligonucleotides, which could severely impact the manufacturing of its product candidates.

Korro Bio may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and they must be acceptable to the FDA or approved by foreign regulatory authorities Suppliers and manufacturers, including Korro Bio, must meet applicable manufacturing requirements, including compliance with cGMP regulations, and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards. In the event that any of Korro Bio’s suppliers or manufacturers fail to comply with such requirements or to perform their obligations to Korro Bio in relation to quality, timing or otherwise, some of which may be out of their or Korro Bio’s control, or if Korro Bio’s supply of components or other materials becomes limited or interrupted for other reasons, Korro Bio may be forced to increase the manufacturing of the materials itself, for which its currently has limited capabilities and resources, or enter into an agreement with another third party, which it may not be able to do on reasonable terms, if at all. Any interruption of the development or operation of the manufacturing of Korro Bio’s product candidates, such as order delays for equipment or materials, equipment malfunction, quality control and quality assurance issues, regulatory delays and possible negative effects of such delays on supply chains and expected timelines for product availability, production yield issues, shortages of qualified personnel, discontinuation of a facility or business or failure or damage to a facility resulting from natural disasters, could result in the cancellation of shipments, loss of product in the manufacturing process or a shortfall in available product candidates or materials. In some cases, the technical skills or technology required to manufacture Korro Bio’s product candidates may be unique or proprietary to the original manufacturer and Korro Bio may have difficulty, or there may be contractual restrictions prohibiting Korro Bio from, transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase Korro Bio’s reliance on such manufacturer or require it to obtain a license from such manufacturer in order to have another third party manufacture Korro Bio’s product candidates. If Korro Bio is required to change manufacturers for any reason, Korro Bio will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect Korro Bio’s ability to develop product candidates in a timely manner or within budget.

Korro Bio may also be required to enter into long-term manufacturing agreements that contain exclusivity provisions and/or substantial termination penalties which could have a material adverse effect on its business prior to or after commercialization of any of its product candidates. If Korro Bio is unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, Korro Bio may not be able to develop and commercialize its product candidates successfully. Failure to execute on Korro Bio’s manufacturing requirements, either by Korro Bio or by one of its third-party vendors, could adversely affect Korro Bio’s business.

Korro Bio’s relationships with healthcare providers, physicians, and third-party payors will be subject to applicable anti-kickback, fraud and abuse, anti-bribery and other healthcare laws and regulations, which could expose it to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings.

Healthcare providers, physicians, and third-party payors play a primary role in the recommendation and prescription of any product candidates that Korro Bio may develop for which it obtains marketing approval. Korro Bio’s future arrangements with third-party payors and customers may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Korro Bio markets, sells, and distributes its medicines for which it obtains marketing approval. Restrictions under applicable federal and state healthcare laws and regulations listed in the section above titled “Risks Related to Regulatory, Legal, and Clinical Trials”, including certain laws and regulations applicable only if Korro Bio has marketed products.

Some state laws also require pharmaceutical companies to comply with specific compliance standards, restrict financial interactions between pharmaceutical companies and healthcare providers or require pharmaceutical companies to report information related to payments to health care providers or marketing expenditures.

Efforts to ensure that Korro Bio’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Given the breadth of the laws and regulations, limited guidance for certain laws and regulations and evolving government interpretations of the laws and regulations, governmental authorities may possibly conclude that Korro Bio’s business practices may not comply with healthcare laws and regulations. If Korro Bio’s operations are found to be in violation of any of the laws described above or any other government regulations that apply to Korro Bio, it may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government health care programs, such as Medicare and Medicaid, imprisonment, and the curtailment or restructuring of Korro Bio’s operations, any of which could adversely affect its business, financial condition, results of operations, and prospects.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order, or use of medicinal products is prohibited in the EU. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of European Union Member States, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization, and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Risks Related to Korro Bio’s Personnel, Operations and Growth

If Korro Bio is unable to attract and retain qualified key management and scientists, staff, consultants and advisors, its ability to implement its business plan may be adversely affected.

Korro Bio is highly dependent upon its senior management and its scientific, clinical and medical staff and advisors. The loss of the service of any of the members of Korro Bio’s senior management or other key employees could delay its research and development programs and materially harm its business, financial condition, results of operations and prospects. In addition, Korro Bio expect that it will continue to have an increased need to recruit and hire qualified personnel as it advances its programs and expands operations. Failure to successfully recruit and retain personnel could impact Korro Bio’s anticipated development plans and timelines. For example, as a result of the COVID-19 pandemic, Korro Bio has faced challenges in retaining and attracting employees to support its research and development efforts, and its failure to do so could have an adverse effect on its ability to execute on its business plan. Korro Bio is dependent on the continued service of its technical personnel because of the highly technical and novel nature of its product candidates, platform and technologies and the specialized nature of the regulatory approval process. Replacing such personnel may be difficult and may take an extended period of time because of the limited number of individuals in Korro Bio’s industry with the breadth of skills and experience required to successfully execute its business strategy, and Korro Bio cannot assure you that it will be able to identify or employ qualified personnel for any such position on acceptable terms, if at all. Many of the biotechnology and pharmaceutical companies with whom Korro Bio competes for qualified personnel have greater financial and other resources, different risk profiles and longer histories in the industry than Korro Bio does. Because Korro Bio’s management team and key employees are not obligated to provide Korro Bio with continued service, they could terminate their employment with Korro Bio at any time without penalty. Korro Bio does not maintain key person life insurance policies on any of its management team members or key employees. Korro Bio’s future success will depend in large part on its continued ability to attract and retain highly qualified scientific, technical and management personnel, as well as personnel with expertise in preclinical and clinical testing, manufacturing, governmental regulation and commercialization. In order to do so, Korro Bio may need to pay higher compensation or fees to its employees or consultants than it currently expect, and such higher compensation payments may have a negative effect on its operating results. Korro Bio faces increased competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. If Korro Bio is unable to attract and retain qualified personnel, the rate and success at which Korro Bio may be able to discover and develop its product candidates and implement its business plan will be limited.

Korro Bio expects to expand its research, development, delivery, manufacturing, commercialization, regulatory and future sales and marketing capabilities over time, and as a result, Korro Bio may encounter difficulties in managing its growth, which could disrupt its operations.

As of August 31, 2023, Korro Bio had 88 full-time employees, including 32 who hold Ph.D. degrees, and one part-time employee; 66 employees are engaged in research and development and 23 employees in management or general and administrative activities. In connection with the growth and advancement of Korro Bio’s pipeline and becoming a public company, Korro Bio expects to increase the number of its employees and the scope of its operations, particularly in the areas of drug development, regulatory affairs and sales and marketing. To manage its anticipated future growth, Korro Bio must continue to implement and improve its managerial, operational and financial systems, expand its facilities, and continue to recruit and train additional qualified personnel. Due to Korro Bio’s limited financial resources and the limited experience of its management team in managing a company with such anticipated growth, Korro Bio may not be able to effectively manage the expected expansion of its operations or recruit and train additional qualified personnel. Moreover, Korro Bio’s current physical laboratory space may be insufficient for its near-term research and development hiring plans, and the expected physical expansion of Korro Bio’s operations may lead to significant costs and may divert its management and business development resources. Any inability to manage growth could delay the execution of Korro Bio’s business plans or disrupt its operations.

As a growing biotechnology company, Korro Bio is actively pursuing new platforms and product candidates in many therapeutic areas and across a wide range of diseases. Successfully developing product candidates for and fully understanding the regulatory and manufacturing pathways to all of these therapeutic areas and disease states requires a significant depth of talent, resources and corporate processes in order to allow simultaneous execution across multiple areas. Due to Korro Bio’s limited resources, it may not be able to effectively manage this simultaneous execution and the expansion of its operations or recruit and train additional qualified personnel. This may result in weaknesses in Korro Bio’s infrastructure, give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of Korro Bio’s operations may lead to significant costs and may divert financial resources from other projects, such as the development of Korro Bio’s potential product candidates. If Korro Bio’s management is unable to effectively manage the expected development and expansion, Korro Bio’s expenses may increase more than expected, its ability to generate or increase its revenue could be reduced and it may not be able to implement it business strategy. Korro Bio’s future financial performance and its ability to compete effectively and commercialize any product candidates it may develop will depend in part on its ability to effectively manage the future development and expansion of Korro Bio.

Risks Related to Intellectual Property

If Korro Bio is not able to obtain or protect intellectual property rights related to any of its product candidates, development and commercialization of its product candidates may be adversely affected.

In Korro Bio’s industry, the majority of an innovative product’s commercial value is usually realized during the period in which it has market exclusivity. Market exclusivity is comprised of both patent and other intellectual property protection, as well as regulatory exclusivity. In the United States and some other countries, when market exclusivity expires and generic versions of a product are approved and marketed, there usually are very substantial and rapid declines in the product’s sales. Accordingly, Korro Bio’s success depends in part on its ability to obtain and maintain patents and other forms of intellectual property rights, including trademarks, trade secrets and, where necessary in-licenses of intellectual property rights of others, in the United States and in other countries for its product candidates and platform technologies, as well as for methods used to manufacture its product candidates, and methods for treating patients for approved indications using its product candidates, as well as its ability to preserve Korro Bio’s trade secrets, to prevent third parties from infringing upon Korro Bio’s proprietary rights and to operate without infringing upon the proprietary rights of others. Certain research and development activities involved in pharmaceutical development are exempt from patent infringement in the United States and other jurisdictions, for example, in the United States by the provisions of 35 U.S.C. § 271(e)(1), or the Safe Harbor. However, in the United States and certain other jurisdictions, the Safe Harbor exemption can terminate when the sponsor submits an application for marketing approval (e.g., a New Drug Application, or NDA, in the United States). Therefore, the risk that a third party might allege patent infringement may increase as Korro Bio’s product candidates approach commercialization.

Korro Bio cannot offer any assurances about which of its patent applications will issue, the breadth of any resulting patent or whether any of the issued patents will be found invalid and unenforceable or will be threatened by third parties. Korro Bio cannot offer any assurances that the breadth of its granted patents will be sufficient to stop a competitor from developing and commercializing a product. Furthermore, any successful challenge to these patents or any other patents owned by or licensed to Korro Bio in the future after patent issuance could deprive Korro Bio of rights necessary for the successful commercialization of any of its product candidates. Further, if Korro Bio encounter delays in regulatory approvals, the period of time during which it could market a product candidate under patent protection could be reduced.

Korro Bio may not be able to apply for patents or obtain patent protection on certain aspects of its product candidates or its RNA editing platform OPERA in a timely fashion or at all. The patent prosecution process is expensive and time-consuming. Korro Bio may not be able to prepare, file and prosecute all necessary or desirable patent applications at a commercially reasonable cost or in a timely manner or in all jurisdictions. It is also possible that Korro Bio may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Korro Bio may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in the public domain.

Korro Bio’s existing issued and granted patents and any future patents it obtains may not be sufficiently broad to prevent others from using its technology or from developing competing products and technology. There is no guarantee that any of Korro Bio’s pending patent applications will result in issued or granted patents, that any of Korro Bio’s issued or granted patents will not later be found to be invalid or unenforceable, or that any issued or granted patents will include claims that are sufficiently broad to cover Korro Bio’s product candidates, platform technologies, or any methods relating to them, or to provide meaningful protection from competitors. Consequently, it is unknown whether its platform technology or product candidates will be protectable or remain protected by valid and enforceable patents. Any failure to obtain, maintain or defend its patents and other intellectual property could have a material adverse effect on Korro Bio’s business, financial conditions, results of operations and prospects.

Korro Bio cannot be certain that it is the first to invent the inventions covered by pending patent applications and, if they are not, it may be subject to entitlement disputes. Korro Bio may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which Korro Bio is not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which Korro Bio are aware, but which it does not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. Because patent applications in the United States and other countries are confidential for a period of time after filing, at any moment in time, Korro Bio cannot be certain that it was in the past or will be in the future the first to file any patent application related to its product candidates. For example, some patent applications in the United States may be maintained in secrecy until the patents are issued. Further, publications in the scientific literature often lag behind actual discoveries. Consequently, Korro Bio cannot be certain that others have not filed patent applications for technology covered by its owned and issued patents or pending applications, or that Korro Bio or, if applicable, a licensor were the first to invent or first to file an application for the technology.

The patent position of biotechnology and pharmaceutical companies can be highly uncertain and involves complex legal and factual questions. As a result, the issuance, scope, validity, enforceability and commercial value of any patent rights are highly uncertain. Korro Bio will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that its current and future proprietary technology and product candidates are covered by valid and enforceable patents or are effectively maintained as trade secrets. If third parties disclose or misappropriate Korro Bio’s proprietary rights, it may materially and adversely impact Korro Bio’s position in the market.

It is possible that defects of form in the preparation or filing of Korro Bio’s patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If there are material defects in the form, preparation, prosecution, maintenance or enforcement of Korro Bio’s patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair Korro Bio’s ability to prevent competition from third parties, which may have an adverse impact on its business.

Legal issues related to the patentability of biopharmaceuticals, and methods of their manufacture and use, are complex and uncertain in some countries. In some countries, applicants are not able to protect methods of treating human beings or medical treatment processes. Intellectual property protection varies throughout the world and is subject to change over time. Certain jurisdictions have enacted various rules and laws precluding issuance of patents encompassing any methods a doctor may practice on a human being or any other animal to treat a disease or condition. Further, many countries have enacted laws and regulatory regimes that do not allow patent protection for methods of use of known compounds. Thus, in some countries and jurisdictions, it may not be possible to patent some of Korro Bio’s product candidates at all. In some countries and jurisdictions, only composition claims may be obtained, and only when those compositions are or contain compounds that are new and/or novel. Also, patents issued with composition claims (i.e., covering product candidates) cannot always be enforced to protect methods of using those compositions to treat or diagnose diseases or medical conditions. Legal systems in certain countries may not favor enforcement or protection of patents, trade secrets and other intellectual property. Lack of intellectual property protection in such cases may have a materially adverse effect on Korro Bio’s business and financial condition.

Furthermore, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates, their manufacture or their use might expire before or shortly after those candidates receive regulatory approval and are commercialized. As a result, Korro Bio’s patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to Korro Bio’s. Korro Bio expects to seek extensions of patent terms where these are available upon regulatory approval in those countries where Korro Bio is prosecuting patents. This includes in the United States under the Drug Price Competition and Patent Term Restoration Act of 1984, which permits a patent term extension of up to five years beyond the expiration of the patent. However, the applicable authorities, including the FDA in the United States, and any equivalent regulatory authority in other countries, may not agree with Korro Bio’s assessment of whether such extensions are available, and may refuse to grant extensions to Korro Bio’s patents, or may grant more limited extensions than it request. If this occurs, Korro Bio’s competitors may take advantage of Korro Bio’s investment in development and clinical trials by referencing its clinical and preclinical data and launch their product earlier than might otherwise be possible.

The U.S. Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent prosecution process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, or loss of right to enforce patent claims, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case. The standards applied by the USPTO and foreign patent offices in granting patents are not uniform, can vary substantially from country to country, and are not always applied predictably, requiring country-specific patent expertise in each jurisdiction in which patent protection is sought. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology and pharmaceutical patents. As such, Korro Bio does not know the degree of future protection that it will have on its product candidates and RNA editing technology. While Korro Bio will endeavor to try to protect its product candidates and RNA editing technology with intellectual property rights such as patents, as appropriate, the process of filing and prosecuting patent applications, and obtaining, maintaining and defending patents is time-consuming, expensive, uncertain, and sometimes unpredictable.

Korro Bio’s pending patent applications may not issue as patents, and even issued patents may not provide sufficient protection of its RNA editing platform OPERA and its product candidates and issued patents may not provide.

In addition to claims directed toward the technology underlying Korro Bio’s OPERA platform, Korro Bio’s patents and patent applications contain claims directed to compositions of matter on the active pharmaceutical ingredients, or APIs, in Korro Bio’s product candidates, as well as methods-of-use directed to the use of an API for a specified treatment. Composition-of-matter patents on the active pharmaceutical ingredient in prescription drug products provide protection without regard to any particular method of use of the API used. Method-of-use patents do not prevent a competitor or other third party from developing or marketing an identical product for an indication that is outside the scope of the patented method. Moreover, with respect to method-of-use patents, even if competitors or other third parties do not actively promote their product for Korro Bio’s targeted indications or uses for which Korro Bio may obtain patents, providers may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method-of-use patents, the practice is common and this type of infringement is difficult to prevent or prosecute.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that Korro Bio owns or may in-license in the future may fail to result in issued patents with claims that cover its product candidates or uses thereof in the United States or in other foreign countries. For example, while Korro Bio’s patent applications are pending, it may be subject to a third party preissuance submission of prior art to the USPTO or become involved derivation proceedings, or equivalent proceedings in foreign jurisdictions.

Even if patents do successfully issue, third parties may challenge their inventorship, validity, enforceability or scope, including through opposition, revocation, reexamination, post-grant and inter partes review proceedings. An adverse determination in any such submission, proceeding or litigation may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit Korro Bio’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of Korro Bio’s technology and product candidates. Furthermore, even if they are unchallenged, Korro Bio’s patents and patent applications may not adequately protect its intellectual property or prevent others from designing around Korro Bio’s claims. Moreover, some of Korro Bio’s patents and patent applications may be co-owned with third parties. If Korro Bio is unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including Korro Bio’s competitors, and Korro Bio’s competitors could market competing products and technology. In addition, Korro Bio may need the cooperation of any such co-owners of its patents in order to enforce such patents against third parties, and such cooperation may not be provided to Korro Bio. If the breadth or strength of protection provided by the patent applications Korro Bio holds with respect to its product candidates is threatened, it could dissuade companies from collaborating with it to develop, and threaten Korro Bio’s ability to commercialize, its product candidates. Further, if Korro Bio encounters delays in development, testing, and regulatory review of new product candidates, the period of time during which Korro Bio could market its product candidates under patent protection would be reduced.

Korro Bio may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect its ability to develop and market its products.

Other parties have developed technologies that may be related or competitive to Korro Bio’s, and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in Korro Bio’s own patent applications or issued patents, with respect to either the same methods or formulations or the same subject matter, in either case, that it may rely upon to dominate its patent position in the market. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, Korro Bio cannot know with certainty whether it was the first to make the inventions claimed in its owned or licensed patents or pending patent applications, or that it was the first-to-file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of Korro Bio’s patent rights cannot be predicted with any certainty. Korro Bio’s competitors may have filed, and may in the future file, patent applications covering its products or technology similar to its own. Any such patent application may have priority over Korro Bio’s patent applications or patents, which could require Korro Bio to obtain rights to issued patents covering such technologies.

Korro Bio cannot guarantee that any of its patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can it be certain that it has identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of its programs in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Korro Bio’s interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, Korro Bio may incorrectly determine that its products are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Korro Bio’s determination of the expiration date of any patent in the United States or abroad that it considers relevant may be incorrect. Korro Bio’s failure to identify and correctly interpret relevant patents may negatively impact its ability to develop and market its products. Moreover, it is also possible that prior art may exist that it is aware of but does not believe is relevant to its current or future patents, but that could nevertheless be determined to render its patents invalid.

Korro Bio may be involved in lawsuits to protect or enforce its patents, which could be expensive, time consuming and unsuccessful.

Competitors may infringe the patents for which Korro Bio have applied. To counter infringement or unauthorized use, Korro Bio may be required to file infringement claims, which can be expensive and time-consuming. If Korro Bio initiate legal proceedings against a third party to enforce a patent covering one of its product candidates, the defendant could counterclaim that the patent covering Korro Bio’s product or product candidate is invalid and/or unenforceable. In patent litigation in the United States, counterclaims alleging invalidity and/or unenforceability are common, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, lack of written disclosure, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal allegations of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, Korro Bio cannot be certain that there is no invalidating prior art, of which Korro Bio and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Korro Bio would lose at least part, and perhaps all, of the patent protection on one or more of Korro Bio’s products or certain aspects of its platform technology. Further, a court or administrative body could construe certain patent claims narrowly or refuse to prevent the other party from using the technology at issue on the ground that Korro Bio’s patents do not cover the technology.

In an infringement proceeding, a court may decide that the patent claims Korro Bio are asserting are invalid and/or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that its patent claims do not cover the technology in question. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings). Such proceedings could result in revocation of or amendment to Korro Bio’s patents in such a way that they no longer cover its product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Korro Bio cannot be certain that there is no invalidating prior art, of which Korro Bio, its patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, Korro Bio would lose at least part, and perhaps all, of the patent protection on its product candidates. An adverse result in any litigation or defense proceedings could put one or more of Korro Bio’s patents at risk of being invalidated or interpreted narrowly, could put its patent applications at risk of not issuing and could have a material adverse impact on its business. Such a loss of patent protection could negatively impact Korro Bio’s business. Patents and other intellectual property rights also will not protect Korro Bio’s technology if competitors design around its protected technology without legally infringing Korro Bio’s patents or other intellectual property rights.

An unfavorable outcome could require Korro Bio to cease using the related technology or force Korro Bio to take a license under the patent rights of the prevailing party, if available. Furthermore, Korro Bio’s business could be harmed if the prevailing party does not offer a license on commercially reasonable terms. Korro Bio’s defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract its management and other employees. Korro Bio may not be able to prevent misappropriation of its intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Even if Korro Bio establishes infringement of any of its patents by a competitive product, a court may decide not to grant an injunction against further infringing activity, thus allowing the competitive product to continue to be marketed by the competitor. It is difficult to obtain an injunction in U.S. litigation and a court could decide that the competitor should instead pay Korro Bio a “reasonable royalty” as determined by the court, and/or other monetary damages. A reasonable royalty or other monetary damages may or may not be an adequate remedy. Loss of exclusivity and/or competition from a related product would have a material adverse impact on Korro Bio’s business.

If Korro Bio in-licenses patent rights in the future, Korro Bio may not have the right to file a lawsuit for infringement and may have to rely on a licensor to enforce these rights for Korro Bio. If Korro Bio is not able to directly assert its licensed patent rights against infringers or if a licensor does not vigorously prosecute any infringement claims on Korro Bio behalf, Korro Bio may have difficulty competing in certain markets where such potential infringers conduct their business, and its commercialization efforts may suffer as a result.

In addition, Korro Bio or its future licensors, as the case may be, may not be able to detect infringement against its owned or in-licensed patents, which may be especially difficult for manufacturing processes or formulation patents. Even if Korro Bio or its future licensors detect infringement by a third party of owned or future in-licensed patents, Korro Bio or its licensors, as the case may be, may choose not to pursue litigation against or settlement with the third party. If Korro Bio or its licensors later sue such third party for patent infringement, the third party may have certain legal defenses available to it that otherwise would not be available but for the delay between when the infringement was first detected and when the suit was brought. These legal defenses may make it impossible for Korro Bio or its licensors to enforce owned or future in-licensed patents, as the case may be, against that third party.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Korro Bio’s confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of Korro Bio’s common stock.

Third-party claims of intellectual property infringement may prevent, delay or otherwise interfere with Korro Bio’s product discovery and development efforts.

Korro Bio’s commercial success depends in part on its ability to develop, manufacture, market and sell its product candidates and use its proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties.

There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Korro Bio may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that Korro Bio’s product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights.

Numerous U.S. and foreign issued patents and pending patent applications that are owned by third parties exist in the fields in which Korro Bio is developing its product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that Korro Bio’s product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including Korro Bio, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in Korro Bio’s field, third parties may allege they have patent rights encompassing Korro Bio’s product candidates, technologies or methods. Korro Bio is aware of competitors in the oligonucleotide space whose patent application filings and/or issued patents may include claims directed to technologies and/or products related to some of Korro Bio’s programs and product candidates. For example, Korro Bio is aware of patents and patent applications owned by third parties that have generic claims that may relate to its technologies and products.

If a third party claims that Korro Bio infringes, misappropriates or otherwise violates its intellectual property rights, Korro Bio may face a number of issues, including, but not limited to:

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infringement and other intellectual property claims that, regardless of merit, may be expensive and time-consuming to litigate and may divert Korro Bio’s management’s attention from Korro Bio’s core business;

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substantial damages for infringement, which Korro Bio may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third party’s rights, and, if the court finds that the infringement was willful, Korro Bio could be ordered to pay treble damages plus the patent owner’s attorneys’ fees;

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a court prohibiting Korro Bio from developing, manufacturing, marketing or selling its product candidates, or from using Korro Bio’s proprietary technologies, unless the third party licenses its product rights to it, which it is not required to do, on commercially reasonable terms or at all;

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if a license is available from a third party, Korro Bio may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for its product candidates;

•	the requirement that Korro Bio redesign its product candidates or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time; and

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there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Korro Bio’s common stock.

Some of Korro Bio’s competitors may be able to sustain the costs of complex patent litigation more effectively than Korro Bio can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Korro Bio’s ability to raise the funds necessary to continue Korro Bio’s operations or could otherwise have a material adverse effect on its business, financial condition, results of operations and prospects.

Third parties may assert that Korro Bio is employing their proprietary technology without authorization, including by enforcing its patents against it by filing a patent infringement lawsuit against it. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof.

There may be third-party patents of which Korro Bio is currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of its product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that Korro Bio’s product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of Korro Bio’s technologies infringes upon these patents.

If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of Korro Bio’s product candidates, or materials used in or formed during the manufacturing process, or any final product itself, the holders of those patents may be able to block Korro Bio’s ability to commercialize its product candidate unless Korro Bio obtains a license under the applicable patents, or until those patents were to expire or those patents are finally determined to be invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of Korro Bio’s formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of that patent may be able to block Korro Bio’s ability to develop and commercialize the product candidate unless it obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, a license may not be available on commercially reasonable terms, or at all, particularly if such patent is owned or controlled by one of Korro Bio’s primary competitors. If Korro Bio is unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, Korro Bio’s ability to commercialize its product candidates may be impaired or delayed, which could significantly harm its business. Even if Korro Bio obtains a license, it may be non-exclusive, thereby giving Korro Bio’s competitors access to the same technologies licensed to it. In addition, if the breadth or strength of protection provided by Korro Bio’s patents and patent applications is threatened, it could dissuade companies from collaborating with Korro Bio to license, develop or commercialize current or future product candidates.

Parties making claims against Korro Bio may seek and obtain injunctive or other equitable relief, which could effectively block Korro Bio’s ability to further develop and commercialize its product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee time and resources from Korro Bio’s business. In the event of a successful claim of infringement against Korro Bio, it may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign Korro Bio’s infringing products, which may be impossible or require substantial time and monetary expenditure. Korro Bio cannot predict whether any license of this nature would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, Korro Bio may need to obtain licenses from third parties to advance Korro Bio’s research or allow commercialization of Korro Bio’s product candidates and it may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, Korro Bio would be unable to further develop and commercialize Korro Bio’s product candidates, which could significantly harm Korro Bio’s business.

Likewise, Korro Bio’s patents and patent applications, if issued as patents, directed to Korro Bio’s proprietary technologies and Korro Bio’s product candidates are expected to expire from 2040 through 2044, without taking into account any possible patent term adjustments or extensions. Korro Bio’s earliest in-licensed patents may expire before, or soon after, Korro Bio’s first product achieves marketing approval in the United States or foreign jurisdictions. Additionally, Korro Bio cannot be assured that the USPTO or relevant foreign patent offices will grant any of the pending patent applications it owns or in-license currently or in the future. Upon the expiration of Korro Bio’s current patents, it may lose the right to exclude others from practicing these inventions. The expiration of these patents could also have a similar material adverse effect on Korro Bio’s business, financial condition, results of operations and prospects.

Korro Bio or its future licensors, collaborators or strategic partners may be subject to third-party claims for infringement or misappropriation of patent or other proprietary rights. Korro Bio may be generally obligated under its future potential license or collaboration agreements to indemnify and hold harmless its licensors or collaborators for damages arising from intellectual property infringement by Korro Bio. If Korro Bio or its future licensors, collaborators or strategic partners are found to infringe a third-party patent or other intellectual property rights, Korro Bio could be required to pay damages, potentially including treble damages, if Korro Bio is found to have willfully infringed. In addition, Korro Bio or its future licensors, collaborators or strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on acceptable terms, if at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give Korro Bio’s competitors access to the same technology or intellectual property rights licensed to it. If Korro Bio fails to obtain a required license, Korro Bio or its future collaborators may be unable to effectively market product candidates based on its technology, which could limit Korro Bio’s ability to generate revenue or achieve profitability and possibly prevent Korro Bio from generating revenue sufficient to sustain its operations. In addition, Korro Bio may find it necessary to pursue claims or initiate lawsuits to protect or enforce its patent or other intellectual property rights. The cost to Korro Bio in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in its favor, could be substantial, and litigation would divert Korro Bio’s management’s attention. Some of Korro Bio’s competitors may be able to sustain the costs of complex patent litigation more effectively than Korro Bio can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay Korro Bio’s research and development efforts and limit its ability to continue its operations.

Additionally, Korro Bio may be required to protect its patents through procedures created to attack the validity of a patent at the USPTO. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, Korro Bio’s patent rights, which could adversely affect Korro Bio’s competitive position. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Korro Bio may not be successful in acquiring or in-licensing necessary rights to key technologies or any product candidates it may develop.

The future growth of Korro Bio’s business may depend in part on Korro Bio’s ability to in-license or otherwise acquire the rights to additional product candidates and technologies. There has been extensive patenting activity in the field of gene editing. Pharmaceutical companies, biotechnology companies and academic institutions are competing with Korro Bio or are expected to compete with it in the in the field of gene editing technology and filing patent applications potentially relevant to Korro Bio’s business. In order to market Korro Bio’s product candidates, it may find it necessary or prudent to obtain licenses from third-party intellectual property holders. However, Korro Bio may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes, or other intellectual property rights from third parties that it identifies as necessary to develop or commercialize its product candidates or other key technologies. Korro Bio may also require licenses from third parties for certain additional technologies, including technologies relating to RNA editing, such as guide RNA modification, or target sequences as well as delivery technologies for product candidates it may develop. Korro Bio may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent it from commercializing Korro Bio’s product candidates or allow Korro Bio’s competitors or other third parties the chance to access technology that is important to Korro Bio’s business.

Additionally, Korro Bio may collaborate with academic institutions to accelerate its research or development under written agreements with these institutions. In certain cases, these institutions may provide it with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Even if Korro Bio holds such an option, it may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to it. If Korro Bio is unable to do so, such institution may offer the intellectual property rights to others, potentially blocking its ability to pursue its program.

The licensing or acquisition of third-party intellectual property rights is a highly competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that it may consider attractive or necessary. These established companies may have a competitive advantage over Korro Bio due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Korro Bio to be a competitor may be unwilling to assign or license rights to Korro Bio. Korro Bio also may be unable to license or acquire third-party intellectual property rights on terms that would allow it to make an appropriate return on its investment or at all.

It is possible that Korro Bio may be unable to obtain required licenses at a reasonable cost or on reasonable terms, if at all. Even if Korro Bio is able to obtain a license, it may be non-exclusive, thereby giving Korro Bio’s competitors access to the same technologies licensed to it. In that event, Korro Bio may be required to expend significant time and resources to redesign its technology, programs, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If Korro Bio is unable to do so, it may be unable to develop or commercialize the affected programs, which could harm its business, financial condition, results of operations, and prospects significantly.

Disputes may arise between Korro Bio and its future licensors regarding intellectual property subject to a license agreement, including: the scope of rights granted under the license agreement and other interpretation-

related issues; whether and the extent to which Korro Bio’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; its right to sublicense patents and other rights to third parties; its right to transfer or assign the license; the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by its future licensors and it and its partners; and the priority of invention of patented technology.

If Korro Bio is unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights it has, Korro Bio may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on Korro Bio’s business, financial condition, results of operations and prospects.

Korro Bio may become subject to claims challenging the inventorship or ownership of its patents and other intellectual property.

Korro Bio may be subject to claims that former employees, collaborators or other third parties have an interest in its patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing Korro Bio’s programs or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, Korro Bio may enter into agreements to clarify the scope of its rights in such intellectual property. If Korro Bio fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Korro Bio’s business. Even if Korro Bio is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Korro Bio’s future licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that its licensors are not the sole and exclusive owners of the patents it in-licensed. If other third parties have ownership rights or other rights to Korro Bio’s in-licensed patents, they may be able to license such patents to its competitors, and its competitors could market competing products and technology. This could have a material adverse effect on Korro Bio’s competitive position, business, financial conditions, results of operations, and prospects.

Third parties may assert that Korro Bio’s employees, consultants, or advisors have wrongfully used or disclosed confidential information or misappropriated trade secrets.

As is common in the biotechnology and pharmaceutical industries, Korro Bio employs individuals that are currently or were previously employed at universities, research institutions or other biotechnology or pharmaceutical companies, including its competitors or potential competitors. Although Korro Bio tries to ensure that its employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for it, Korro Bio may be subject to claims that it or these individuals have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Also, Korro Bio has in the past and may in the future be subject to claims that these individuals are violating non-compete agreements with their former employers. Korro Bio may then have to pursue litigation to defend against these claims. If Korro Bio fails in defending any such claims, in addition to paying monetary damages, Korro Bio may lose valuable intellectual property rights or personnel. Even if Korro Bio is successful in defending against such claims, litigation could result in substantial costs and be a distraction to its technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of its common stock. This type of litigation or proceeding could substantially increase Korro Bio’s operating losses and reduce its resources available for development activities, and Korro Bio may not have sufficient financial or other resources to adequately conduct this type of litigation or proceedings. For example, some of Korro Bio’s competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than Korro Bio can because of their substantially greater financial resources. In any case, uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect Korro Bio’s ability to compete in the marketplace.

Obtaining and maintaining Korro Bio’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and Korro Bio’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications are due to be paid to the USPTO and foreign patent agencies outside of the United States over the lifetime of Korro Bio’s owned or licensed patents and applications. The USPTO and foreign patent agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. Korro Bio is also dependent on its licensors to take the necessary action to comply with these requirements with respect to its licensed intellectual property. While an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations, however, in which non-compliance can result a partial or complete loss of patent rights in the relevant jurisdiction. Were a noncompliance event to occur, Korro Bio’s competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on Korro Bio’s business, financial condition, results of operations, and prospects.

Korro Bio has limited foreign intellectual property rights and may not be able to protect its intellectual property and proprietary rights throughout the world.

Korro Bio has limited intellectual property rights outside the United States. Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and Korro Bio’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of foreign countries do not protect intellectual property rights to the same extent as federal and state laws of the United States. In addition, Korro Bio’s intellectual property license agreements may not always include worldwide rights. Consequently, Korro Bio may not be able to prevent third parties from practicing Korro Bio’s inventions in all countries outside the United States, or from selling or importing products made using Korro Bio’s inventions in and into the United States or other jurisdictions. Competitors may use Korro Bio’s technologies in jurisdictions where it has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Korro Bio has patent protection but where enforcement is not as strong as that in the United States. These products may compete with Korro Bio’s product candidates and its patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology and pharmaceutical products, which could make it difficult for Korro Bio to stop the infringement of its patents or marketing of competing products against third parties in violation of its intellectual property and proprietary rights generally. Proceedings to enforce Korro Bio’s patents and intellectual property rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of Korro Bio’s business, could put Korro Bio’s patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing, and could provoke third parties to assert claims against Korro Bio. Korro Bio may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Moreover, the initiation of proceedings by third parties to challenge the scope or validity of Korro Bio’s patent rights in foreign jurisdictions could result in substantial cost and divert Korro Bio’s efforts and attention from other aspects of its business. Accordingly, Korro Bio’s efforts to enforce its intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Korro Bio develops or licenses.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Korro Bio or any of its licensors is forced to grant a license to third parties with respect to any patents relevant to Korro Bio’s business, its competitive position may be impaired, and its business, financial condition, results of operations, and prospects may be adversely affected.

Further, filing, prosecuting and defending patents on programs worldwide would be prohibitively expensive and Korro Bio’s intellectual property rights in some foreign jurisdictions can be less extensive than those in the United States. As such, Korro Bio may not have patents in all countries or all major markets and may not be able to obtain patents in all jurisdictions even if Korro Bio applies for them. Korro Bio’s competitors may operate in countries where Korro Bio does not have patent protection and can freely use its technologies and discoveries in such countries to the extent such technologies and discoveries are publicly known or disclosed in countries where Korro Bio does have patent protection or pending patent applications.

Changes in patent law in the United States and in non-U.S. jurisdictions could diminish the value of patents in general, thereby impairing Korro Bio’s ability to protect its RNA editing platform technology and product candidates.

As is the case with other biotech and pharmaceutical companies, Korro Bio’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain.

Changes in either the patent laws or interpretation of the patent laws could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of Korro Bio’s issued patents and pending patent applications. For example, in March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, the United States transitioned from a “first to invent” to a “first-to-file” patent system. Under a “first-to-file” system, assuming that other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on an invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the USPTO after March 2013, but before Korro Bio could therefore be awarded a patent covering an invention of Korro Bio’s even if it had made the invention before it was made by such third party. This will require Korro Bio to be cognizant going forward of the time from invention to filing of a patent application.

Because patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, Korro Bio cannot be certain that Korro Bio or its licensors were the first to either file any patent application related to its technology or product candidates or invent any of the inventions claimed in Korro Bio’s or its licensor’s patents or patent applications. The America Invents Act also includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, allowing third party submission of prior art and establishing a post-grant review system including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the

USPTO procedures to invalidate Korro Bio’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

In addition, recent U.S. Supreme Court and U.S. Court of Appeals for the Federal Circuit rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Korro Bio’s ability to obtain patents in the future, these rulings have created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken Korro Bio’s ability to obtain new patents or to enforce its existing patents and patents that Korro Bio might obtain in the future. Korro Bio cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of Korro Bio’s patents. Any adverse changes in the patent laws of other jurisdictions could also have a material adverse effect on Korro Bio’s business, financial condition, results of operations and prospects.

Geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of patent applications and the maintenance, enforcement or defense of issued patents. For example, the United States and foreign government actions related to Russia’s invasion of Ukraine may limit or prevent filing, prosecution and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on Korro Bio’s business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in the United States and other countries that Russia has deemed unfriendly without consent or compensation. Consequently, Korro Bio would not be able to prevent third parties from practicing its inventions in Russia or from selling or importing products made using its inventions in and into Russia. Accordingly, Korro Bio’s competitive position may be impaired, and its business, financial condition, results of operations and prospects may be adversely affected.

In addition, recently the European Unified Patent Court, or UPC, was created as a common patent court to hear patent infringement and revocation proceedings effective for member states of the EU. This could enable third parties to seek revocation of a European patent in a single proceeding at the UPC rather than through multiple proceedings in each of the jurisdictions in which the European patent is validated. Although Korro Bio does not currently own any European patents or applications, if Korro Bio obtains such patents and applications in the future, any such revocation and loss of patent protection could have a material adverse impact on its business and its ability to commercialize or license its technology and products. Moreover, the controlling laws and regulations of the UPC will develop over time, and may adversely affect Korro Bio’s ability to enforce or defend the validity of any European patents it may obtain. Korro Bio may decide to opt out from the UPC any future European patent applications that Korro Bio may file and any patents Korro Bio may obtain. If certain formalities and requirements are not met, however, such European patents and patent applications could be challenged for non-compliance and brought under the jurisdiction of the UPC. Korro Bio cannot be certain that future European patents and patent applications will avoid falling under the jurisdiction of the UPC, if Korro Bio decides to opt out of the UPC.

If Korro Bio is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.

In addition to seeking patents for Korro Bio’s technology and product candidates, Korro Bio also relies on know-how and trade secret protection, as well as confidentiality agreements, non-disclosure agreements and invention assignment agreements with its employees, consultants and third-parties, to protect its confidential and proprietary information, especially where it does not believe patent protection is appropriate or obtainable.

It is Korro Bio’s policy to require its employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties to execute confidentiality agreements upon the commencement of employment or consulting relationships with Korro Bio. These agreements provide that all confidential information concerning Korro Bio’s business or financial affairs developed by or made known to the individual or entity during the course of the party’s relationship with Korro Bio is to be kept confidential and not disclosed to third parties, except in certain specified circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and that are related to Korro Bio’s current or planned business or research and development or made during normal working hours, on Korro Bio’s premises or using its equipment or proprietary information, are Korro Bio’s exclusive property. In the case of consultants and other third parties, the agreements provide that all inventions conceived in connection with the services provided are Korro Bio’s exclusive property. However, Korro Bio cannot guarantee that it has entered into such agreements with each party that may have or have had access to its trade secrets or proprietary technology and processes. Additionally, the assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and Korro Bio may be forced to bring claims against third parties, or defend claims that they may bring against Korro Bio, to determine the ownership of what Korro Bio regards as its intellectual property. Any of these parties may breach the agreements and disclose Korro Bio’s proprietary information, including its trade secrets, and Korro Bio may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable.

In addition to contractual measures, Korro Bio tries to protect the confidential nature of its proprietary information through other appropriate precautions, such as physical and technological security measures. However, trade secrets and know-how can be difficult to protect. These measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for Korro Bio’s proprietary information. Korro Bio’s security measures may not prevent an employee or consultant from misappropriating its trade secrets and providing them to a competitor, and any recourse Korro Bio might take against this type of misconduct may not provide an adequate remedy to protect its interests fully. In addition, trade secrets may be independently developed by others in a manner that could prevent Korro Bio from receiving legal recourse. If any of Korro Bio’s confidential or proprietary information, such as its trade secrets, were to be disclosed or misappropriated, or if any of that information was independently developed by a competitor, Korro Bio’s competitive position could be harmed.

In addition, some courts inside and outside the United States are sometimes less willing or unwilling to protect trade secrets. If Korro Bio chooses to go to court to stop a third party from using any of its trade secrets, Korro Bio may incur substantial costs. Even if Korro Bio is successful, these types of lawsuits may consume its time and other resources. Any of the foregoing could have a material adverse effect on Korro Bio’s business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect Korro Bio’s competitive position on its product candidates for an adequate amount of time.

Patents have a limited lifespan. The terms of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest non-provisional filing date in the applicable country. However, the actual protection afforded by a patent varies from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. Various extensions including PTE and PTA, may be available, but the life of a patent, and the protection it affords, is limited. For more information regarding PTA and PTE, please see “Korro Bio’s Business—Intellectual Property”. Even if patents covering Korro Bio’s product candidates are obtained, once the patent life has expired, Korro Bio may be open to competition from competitive products, including generics. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting Korro Bio’s product candidates might expire before or shortly after Korro Bio or its partners commercialize those candidates. As a result, Korro Bio’s owned and licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to Korro Bio’s.

If Korro Bio does not obtain PTE and data exclusivity for any product candidates it may develop, its business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates Korro Bio may develop, one or more of its U.S. patents may be eligible for limited PTE under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments PTE term of up to five years as compensation for patent term lost during the FDA regulatory review process. A PTE cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent per product may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, even if Korro Bio were to seek a PTE, it may not be granted because of, for example, the failure to exercise due diligence during the testing phase or regulatory review process, the failure to apply within applicable deadlines, the failure to apply prior to expiration of relevant patents, or any other failure to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than Korro Bio requests. If Korro Bio is unable to obtain PTE or term of any such extension is less than it requests, Korro Bio’s competitors may obtain approval of competing products following its patent expiration, and Korro Bio’s business, financial condition, results of operations, and prospects could be materially harmed.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by Korro Bio’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Korro Bio’s business or permit it to maintain its competitive advantage. For example:

•	any product candidates it may develop will eventually become commercially available in generic or biosimilar product forms;

•

others may be able to make gene therapy products that are similar to any product candidates Koro may develop or utilize similar base editing technology but that are not covered by the claims of the patents that Korro Bio may own in the future;

•

Korro Bio, or its future license partners or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that Korro Bio licenses or may own in the future;

•	Korro Bio, or its future license partners or collaborators, might not have been the first to file patent applications covering certain of Korro Bio’s or their inventions;

•

Korro Bio, or its future license partners or collaborators, may fail to meet Korro Bio’s obligations to the U.S. government regarding any in-licensed patents and patent applications funded by U.S. government grants, leading to the loss or unenforceability of patent rights;

•	others may independently develop similar or alternative technologies or duplicate any of Korro Bio’s technologies without infringing its owned or licensed intellectual property rights;

•	it is possible that Korro Bio’s pending patent applications or those that it may own in the future will not lead to issued patents;

•	it is possible that there are prior public disclosures that could invalidate Korro Bio’s patents, or parts of Korro Bio’s owned or in-licensed patents;

•

it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering Korro Bio’s product candidates or technology similar to Korro Bio’s;

•

it is possible that Korro Bio’s patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•	issued patents that Korro Bio holds rights to may be held invalid, unenforceable, or narrowed in scope, including as a result of legal challenges by its competitors;

•	the claims of Korro Bio’s issued patents or patent applications, if and when issued, may not cover its product candidates;

•

the laws of foreign countries may not protect Korro Bio’s proprietary rights or the proprietary rights of its future license partners or collaborators to the same extent as the laws of the United States;

•

the inventors of Korro Bio’s patents or patent applications may become involved with competitors, develop products or processes that design around its patents, or become hostile to Korro Bio or the patents or patent applications on which they are named as inventors;

•

Korro Bio’s competitors might conduct research and development activities in countries where it does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Korro Bio’s major commercial markets;

•

Korro Bio has engaged in scientific collaborations in the past and will continue to do so in the future and its collaborators may develop adjacent or competing products that are outside the scope of Korro Bio’s patents;

•	Korro Bio may not develop additional proprietary technologies that are patentable;

•	any product candidates Korro Bio develops may be covered by third parties’ patents or other exclusive rights;

•	a third party may challenge, invalidate, circumvent or weaken Korro Bio’s patents, and as a result, a court could hold that Korro Bio’s patents are not valid, enforceable and infringed;

•

Korro Bio’s competitors may conduct research and development activities in countries where Korro Bio does not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in Korro Bio’s major commercial markets;

•	the patents of others may harm Korro Bio’s business; or

•	Korro Bio may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on Korro Bio’s business, financial condition, results of operations, and prospects.

Korro Bio’s use of open source software could impose limitations on Korro Bio’s ability to commercialize its product candidates.

Korro Bio’s use of open source software could impose limitations on Korro Bio’s ability to commercialize its product candidates. Korro Bio’s technology utilizes open source software that contains modules licensed for use from third-party authors under open source licenses. In particular, some of the software that powers OPERA may be provided under license arrangements that allow use of the software for research or other non-commercial purposes. As a result, in the future, as Korro Bio seeks to use its platform in connection with commercially available products, Korro Bio may be required to license that software under different license terms, which may not be possible on commercially reasonable terms, if at all. If Korro Bio is unable to license software components on terms that permit its use for commercial purposes, Korro Bio may be required to replace those software components, which could result in delays, additional cost and additional regulatory approvals.

Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the software code. Some open source licenses contain requirements that Korro Bio make available source code for modifications or derivative works it creates based upon the type of open source software Korro Bio uses. If Korro Bio combines its proprietary software with open source software in a certain manner, it could, under certain of the open source licenses, be required to release the source code of its proprietary software to the public. This could allow Korro Bio’s competitors to create similar products with lower development effort and time, and ultimately could result in a loss of product sales for it. Although Korro Bio monitors its use of open source software, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that those licenses could be construed in a manner that could impose unanticipated conditions or restrictions on Korro Bio’s ability to commercialize its product candidates. Korro Bio could be required to seek licenses from third parties in order to continue offering its product candidates, to re-engineer its product candidates or to discontinue the sale of its product candidates in the event re-engineering cannot be accomplished on a timely basis, any of which could materially and adversely affect its business, financial condition, results of operations and prospects.

If Korro Bio’s trademarks and trade names are not adequately protected, then it may not be able to build name recognition in its markets of interest and Korro Bio’s business may be adversely affected.

Korro Bio’s registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Korro Bio may not be able to protect its rights to these trademarks and trade names, which it needs to build name recognition among potential partners or customers in its markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to Korro Bio’s, thereby impeding its ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of Korro Bio’s registered or unregistered trademarks or trade names. Over the long term, if Korro Bio is unable to establish name recognition based on its trademarks and trade names, then Korro Bio may not be able to compete effectively and its business may be adversely affected. Korro Bio’s efforts to enforce or protect its proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect its business, financial condition, results of operations and growth prospects.

Korro Bio’s business could be materially and adversely affected in the future by the effects of disease outbreaks, epidemics and pandemics.

Disease outbreaks, epidemics and pandemics in regions where Korro Bio may have clinical trial sites or other business operations could adversely affect its business, including by causing significant disruptions in its operations and/or in the operations of CROs upon whom it may rely. Disease outbreaks, epidemics and pandemics have negative impacts on its ability to initiate new clinical trial sites, to enroll new patients and to maintain existing patients who are participating in its clinical trials, which may include increased clinical trial costs, longer timelines and delay in Korro Bio’s ability to obtain regulatory approvals of product candidates, if at all.

General supply chain issues may be exacerbated during disease outbreaks, epidemics and pandemics and may also impact the ability of Korro Bio’s clinical trial sites to obtain basic medical supplies used in its trials in a timely fashion, if at all. If any of Korro Bio’s raw materials or components suppliers become subject to acts or orders of U.S. or foreign government entities to allocate or prioritize raw materials or components to the manufacture or distribution of vaccines or medical supplies needed to test or treat patients in a disease outbreak, epidemic or pandemic, this could delay Korro Bio’s clinical trials, perhaps substantially, which could materially and adversely affect its business.

General Risk Factors

Korro Bio’s operations are vulnerable to interruption by disasters, terrorist activity, pandemics and other events beyond its control, which could harm its business.

Korro Bio’s facilities are located in Massachusetts. Korro Bio has not undertaken a systematic analysis of the potential consequences to its business and financial results from a major flood, power loss, terrorist activity, pandemics or other disasters and do not have a recovery plan for such events. In addition, Korro Bio does not carry sufficient insurance to compensate it for actual losses from interruption of its business that may occur, and any losses or damages incurred by it could harm its business. The occurrence of any of these business disruptions could seriously harm Korro Bio’s operations and financial condition and increase its costs and expenses.

Litigation costs and the outcome of litigation could have a material adverse effect on Korro Bio’s business.

From time to time Korro Bio may be subject to litigation claims through the ordinary course of its business operations regarding, but not limited to, employment matters, security of employee personal information, contractual relations with third parties and intellectual property rights. Litigation to defend itself against claims by third parties, or to enforce any rights that Korro Bio may have against third parties, may continue to be necessary, which could result in substantial costs and diversion of its resources, causing a material adverse effect on its business, financial condition, results of operations or cash flows.

THE MERGER

This section and the section titled “The Merger Agreement” beginning on page 194 of this proxy statement/prospectus describe the material aspects of the Merger and the Merger Agreement. While Frequency and Korro Bio believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus.

Background of the Merger

In an effort to enhance stockholder value, Frequency’s Board of Directors, or the Frequency Board, and senior management regularly review and discuss Frequency’s near and long-term operating and strategic priorities. Among other things, these reviews and discussions focus on the opportunities and risks associated with Frequency’s development programs and financial condition and its strategic relationships and potential long-term strategic options.

Since inception, Frequency had focused its business on using its Progenitor Cell Activation, or PCA, platform to identify and develop product candidates. Frequency’s former lead product candidate, FX-322, was designed to treat sensorineural hearing loss. After promising early clinical trial results, Frequency advanced FX-322 into Phase 2 development. On March 23, 2021, Frequency announced that its Phase 2a clinical trial (FX-322-202), or the Phase 2a Trial, did not meet its primary endpoint and did not show improvements in hearing versus placebo. Based on the information Frequency gained from the Phase 2a Trial, Frequency revised its clinical development approach for its Phase 2b clinical trial (FX-322-208), or the Phase 2b Trial. For the Phase 2b Trial, Frequency changed to a single dose from multiple doses used in the Phase 2a Trial, implemented structures during testing to reduce the potential for bias among test subjects, and met with the Federal Food and Drug Administration to agree on using speech perception as the primary efficacy endpoint. Nonetheless, on February 13, 2023, Frequency announced that the Phase 2b Trial failed to achieve its primary efficacy endpoint. The Phase 2b Trial was the sixth and most advanced clinical trial Frequency conducted on FX-322 for the treatment of hearing loss.

In connection with the Phase 2b Trial results, the Frequency Board and senior management met several times to review Frequency’s development of FX-322 and Frequency’s strategic opportunities. The Frequency Board considered, among other things, the negative data from the Phase 2a Trial and Phase 2b Trial, the significant decline in Frequency’s stock price following announcement of these data, and the dependence of Frequency’s business on FX-322, its only product candidate in clinical development. Accordingly, the Frequency Board and senior management determined to discontinue development of FX-322 and focus development efforts on Frequency’s discovery-stage program to use its PCA platform to identify and develop a product candidate for the treatment of multiple sclerosis, or the MS Program, and on obtaining sufficient financing in order to advance the MS Program to the clinical development stage, while also exploring other strategic opportunities including equity financing, a potential sale of the MS Program and a potential strategic transaction involving all of Frequency. To align its resources with its new development focus on the MS Program, on February 13, 2023, Frequency announced a reduction of approximately 55% of its workforce.

From February 13, 2023 into May 2023, Frequency’s senior management and scientific and finance teams held meetings with eight companies, excluding Korro Bio, regarding potential collaborations on the MS Program and other strategic opportunities. Of these companies, four companies conducted due diligence on the MS Program and Frequency’s business. Party A, initially conducted further due diligence as a potential acquiror of Frequency, and three other parties, Party C, Party D and Party P, conducted due diligence with regard to a potential acquisition of the MS Program. The discussions with respect to the potential acquisition of the MS Program continue as of the date of this proxy statement/prospectus with Party C and Party D.

Also from February 13, 2023 through April 2023, Frequency’s senior management and scientific and finance teams contacted 22 potential investors and held meetings with 14 of these potential investors to discuss a private placement, or the PIPE Financing. Of these 14 potential investors, five decided not to proceed after the initial meeting with senior management. Nine potential investors conducted preliminary due diligence and of these potential investors, Party B indicated an interest in acting as lead investor for the PIPE Financing.

On February 13, 2023, Christopher Loose, Ph.D., Frequency’s then Chief Scientific Officer, held an introductory call with Party A to discuss a potential collaboration involving the MS Program.

On February 16, 2023, Dr. Loose met with Party A to continue discussions regarding a potential collaboration on the MS Program.

On February 21, 2023, the Frequency Board held a meeting, attended by members of Frequency’s management, representatives from Latham & Watkins LLP, or Latham, legal advisor to Frequency and, at Frequency management’s invitation, Cowen and Company, LLC, or TD Cowen. To assist the Frequency Board in assessing opportunities for its MS Program, the meeting also was joined by Frequency Clinical Advisory Board member Dr. Richard Rudick to discuss the clinical history and path in the remyelination space and consultant, Greg Lief, to discuss the commercial opportunity of the remyelination space. At this meeting, TD Cowen was requested to review with the Frequency Board certain potential strategic alternatives that TD Cowen had discussed with Frequency’s management, including a sale of all or a portion of Frequency. Based on such discussion, the Frequency Board instructed Frequency’s management to proceed with engaging a financial advisor in connection with a potential sale process and, given TD Cowen’s extensive industry experience and reputation, Frequency subsequently engaged TD Cowen for such purposes.

On February 22, 2023, Dr. Loose met with Party A to discuss the process for exchanging information as part of a potential collaboration on the MS Program.

On February 23, 2023, Dr. Loose attended an introductory call with Vineet Agarwal, Korro Bio’s Chief Financial Officer, to discuss a potential strategic transaction involving Frequency.

On March 3, 2023, David Lucchino, Frequency’s Chief Executive Officer, Dr. Loose, Sanjay Magavi, Frequency’s Vice President of Discovery Biology, Quentin McCubbin, Ph.D., at the time Frequency’s Chief Manufacturing Officer, and Dana Hilt, at the time Frequency’s acting Chief Medical Officer, presented to senior management of Party A on Frequency’s PCA platform and MS Program. Party A’s senior management also presented on Party A’s development programs.

On March 9, 2023, the Frequency Board held a meeting, which representatives from Latham and TD Cowen attended. TD Cowen led a discussion with the Frequency Board concerning potential targets for strategic partnerships and investment for Frequency.

On March 13, 2023, at the direction of the Frequency Board, Frequency commenced a process, with the assistance of TD Cowen, to solicit third-party indications of interest in a potential transaction involving all or a part of Frequency. Over the course of March, April and May 2023, consistent with the Frequency Board’s directives, Frequency’s management and TD Cowen contacted or were contacted by 34 potential counterparties. Of these parties, 18 parties expressed interest in continuing to evaluate a potential acquisition of all or a portion of Frequency and received Frequency’s process letter requesting non-binding indications of interest by March 29, 2023.

Also on March 13, 2023, Drs. Loose, Magavi, McCubbin and Hilt discussed the MS Program’s clinical development plan with Party C.

On March 14, 2023, Frequency received a non-binding indication of interest from Korro Bio, which proposed a reverse triangular merger with Frequency pursuant to which Korro Bio’s current stockholders would own 84% of the outstanding common stock of the combined company before any proposed concurrent financing. Korro Bio’s proposal valued Frequency at $60 million (consisting of $45 million projected target net cash at closing and a $15 million enterprise value) and valued Korro Bio at $322 million (equal to Korro Bio’s valuation from the sale of shares of its Series B-2 Preferred Stock announced in January 2022).

On March 15, 2023, Drs. Loose, Magavi and McCubbin, Richard Mitrano, Frequency’s Vice President of Finance, and members of Frequency’s finance department met with members of Party A’s finance department and reviewed Frequency’s program costs and financial position.

On March 17, 2023, Drs. Loose, Magavi and McCubbin met with Party B and reviewed Frequency’s PCA platform.

Between March 20, 2023 and May 10, 2023, Frequency executed mutual confidentiality agreements with each of Party D, Party K, Party M, Party N, Party R and Party V. Each of the foregoing mutual confidentiality agreements contained a (i) customary “standstill” provision to facilitate the Frequency Board’s oversight of the confidential discussions, subject to a “sunset” provision allowing the counterparty to submit competing acquisition proposals after the date on which Frequency enters into a change in control transaction, such as the Merger, with any other counterparty and (ii) “don’t ask, don’t waive” provision preventing each party from making any requests to amend or waive the standstill, but the provision permitted each party to make such request to amend or waive the standstill if the request would not be reasonably be likely to cause public disclosure of such request.

On March 20, 2023, Frequency and Korro Bio executed a mutual confidentiality agreement, which contained a customary “standstill” provision to facilitate the Frequency Board’s oversight of the confidential discussions, subject to a “sunset” provision allowing Korro Bio to submit competing acquisition proposals after the date on which Frequency enters into a change in control transaction, such as the Merger, with any other counterparty. The mutual confidentiality agreement between Frequency and Korro Bio did not contain a “don’t ask, don’t waive” provision preventing Korro Bio from making any requests to amend or waive the standstill.

On March 20, 2023, Drs. Loose, Magavi, McCubbin and Hilt met with Party B and reviewed Frequency’s clinical development plans.

On March 21, 2023, Dr. Magavi reviewed the MS Program with Party C.

On March 22, 2023, Messrs. Lucchino and Mitrano and Drs. Loose and Magavi met with Mr. Agarwal, Ram Aiyar, Ph.D., Korro Bio’s Chief Executive Officer, Steve Colletti, Ph.D., Korro Bio’s Chief Scientific Officer, and other members of Korro Bio’s finance team. Frequency’s management reviewed Frequency’s development program, and Korro Bio’s management reviewed Korro Bio’s development program. Later that day, the Frequency Board held a meeting, which representatives from Latham and TD Cowen attended. The Frequency Board received an update on recent discussions with Korro Bio and other potential counterparties, and discussed the qualitative aspects of strategic alternatives, including the PIPE Financing, the sale of the MS Program and a potential reverse merger. After discussion, the Frequency Board directed management to continue pursuing strategic alternatives.

On March 23, 2023, Dr. Magavi met with Party E to discuss the MS Program.

On March 24, 2023, Party A indicated that it had decided not to proceed with the collaboration opportunity, citing the MS Program’s modality, clinical development timeline and capital requirements.

On March 29, 2023, Frequency received non-binding indications of interest from three private biotech companies, Party K, Party L and Party M, each proposing a reverse merger involving Frequency, a non-binding indication of interest from Party C that proposed an acquisition of the MS Program’s assets and a non-binding indication of interest from a public biotech company, Party N, that proposed a merger of equals transaction.

On April 3, 2023, a meeting of the Frequency Board was held, which meeting was attended by Frequency’s management and representatives of TD Cowen and Latham. Frequency’s management and TD Cowen provided an update to the Frequency Board on the strategic alternatives review process, including the outreach to potential counterparties, the need to align on an approach with respect to the MS Program, such as whether to sell the MS Program’s assets, arrange a private investment in such program or continue to conduct the MS Program without involvement of a third party, and the possibility of evaluating a potential reverse merger or other similar transaction. After discussion, the Frequency Board directed Frequency’s management, with the assistance of Frequency’s advisors, to proceed with negotiations and due diligence with Korro Bio, Party K and Party L.

On April 4, 2023, Messrs. Lucchino and Mitrano, members of Frequency’s finance team and Drs. Magavi and McCubbin met with Drs. Aiyar and Colletti, Mr. Agarwal and members of Korro Bio’s finance and business development team to conduct due diligence on Korro Bio’s development programs and business.

Also on April 4, 2023, at the direction of the Frequency Board, TD Cowen spoke with Party C to express the Frequency Board’s concern over the significant discount implied by Party C’s valuation of the MS Program’s assets relative to Frequency’s view as to the valuation of such assets. Party C stated that it might be able to improve its valuation and requested more information on Frequency’s intellectual property and preclinical data.

Also on April 4, 2023, at the direction of the Frequency Board, TD Cowen contacted three additional biotechnology companies to gauge their respective interest in a potential reverse merger with Frequency. Each of these parties declined to evaluate a potential reverse merger citing Frequency’s limited cash position.

Also on April 4, 2023, at the direction of the Frequency Board, TD Cowen spoke with Party D, which inquired whether a license for FREQ-162 in exchange for an equity stake in Party D would be of interest to Frequency. Consistent with discussions held with the Frequency Board, TD Cowen stated that an exclusive license for primarily upfront cash consideration would be preferable to Frequency given that an equity investment would be challenging from a structural perspective and that an acquisition of Frequency for cash consideration would also be considered. Party D stated that it could begin due diligence and prepare a term sheet in parallel.

Also on April 4, 2023, at the direction of the Frequency Board, TD Cowen spoke with Mr. Agarwal to communicate the Frequency Board’s view that the Korro Bio valuation should be lower. Mr. Agarwal stated that Korro Bio could have some flexibility on Korro Bio’s valuation and the size of any concurrent financing, but would need exclusivity in order to consider adjusting such valuation and concurrent financing size.

Also on April 4, 2023, at the direction of the Frequency Board, TD Cowen spoke with representatives of Party R and Party S to gauge their respective interest in an acquisition of Frequency or other strategic transaction. The representative of Party R stated that Party R may be interested in an asset-focused transaction but not in an acquisition of Frequency. The representatives of Party S stated that Party S may be interested in a strategic transaction but would need certain due diligence information, which Frequency management deemed too competitively sensitive to share without a written proposal and confidentiality agreement.

Also on April 4, 2023, Mr. Lucchino and Dr. Loose also met with Party B to discuss the potential PIPE Financing.

On April 5, 2023, Party D delivered a non-binding term sheet for the licensing of the MS Program’s assets for $2 million in cash upfront and a 10% equity stake in a newly formed company, to which Party D would guarantee $25 million in funding.

Also on April 5, 2023, at the direction of the Frequency Board, TD Cowen contacted Party K and the financial advisor to Party L to convey that the Frequency Board had determined to advance Party K and Party L to the next stage of the process, which would include management presentations and additional due diligence.

Also on April 5, 2023, Party B expressed continued interest in leading the PIPE Financing, but indicated that it would need until the end of the month to prepare a term sheet.

On April 6, 2023, Frequency provided intellectual property due diligence to Party C and a counterproposal regarding the acquisition by Party C of the MS Program’s assets for $5 million in cash upfront, $5 million upon IND submission and $20 million upon entry to Phase 2.

Also on April 6, 2023, at the direction of the Frequency Board, Frequency delivered a counterproposal to Korro Bio, which contemplated a reverse triangular merger with Frequency pursuant to which Korro Bio’s current stockholders would own 85% of the outstanding common stock of the combined company before any proposed concurrent financing. Frequency’s proposal valued Frequency at $50 million (consisting of $30 million of projected target net cash at closing and a $20 million enterprise value) and valued Korro Bio at $277 million.

On April 10, 2023, Korro Bio delivered a counterproposal to Frequency, which contemplated a reverse triangular merger with Frequency pursuant to which Korro Bio’s current stockholders would own 88% of the outstanding common stock of the combined company before any proposed concurrent financing. Korro Bio’s proposal valued Frequency at $45 million (consisting of $30 million projected target net cash at closing and a $15 million enterprise value) and valued Korro Bio at $325 million (equal to Korro Bio’s valuation from the sale of additional shares of its Series B-2 Preferred Stock for the quarter ended March 31, 2023).

Also on April 10, 2023, Korro Bio advised Frequency that Korro Bio received significant interest for completing a proposed concurrent financing at the proposed valuation of Korro Bio.

On April 11, 2023, at the direction of the Frequency Board, representatives of TD Cowen informed Party M and Party N that the Frequency Board had determined that their respective proposals did not present the best business case for long-term value for Frequency’s stockholders and that they would not be advanced to the next stage of the process.

Also on April 11, 2023, Frequency’s management held meetings with the respective managements of Party K and Party L, during which meetings Party K and Party L reviewed with Frequency’s management their respective clinical development roadmaps.

On April 12, 2023, Drs. Loose, Magavi, McCubbin and Hilt met with Party P and discussed the biology, clinical development roadmap and runway of Frequency.

Also on April 12, 2023, Mr. Lucchino and Drs. Loose, Magavi, McCubbin and Hilt met with Party B and further discussed the biology, clinical development roadmap and runway of Frequency.

Also on April 12, 2023, Party C delivered a revised proposal regarding the acquisition of the MS Program’s assets for $5 million in cash upfront, $5 million upon the first patient dosing in a Phase 1b trial and $15 million upon the first patient dosing in a Phase 2 trial.

Also on April 12, 2023, a member of Frequency’s legal team contacted a member of Korro Bio’s legal team to review certain transaction-related matters.

On April 13, 2023, Dr. Loose and a member of Frequency’s legal team met with Dr. Aiyar and a member of Korro Bio’s finance team to review Frequency’s intellectual property portfolio.

Also on April 13, 2023, Drs. Loose and Magavi and Party D held a call to discuss the MS Program.

Also on April 13, 2023, at the direction of the Frequency Board, TD Cowen spoke with Party T to discuss Party T’s interest in a transaction with Frequency. The representative of Party T stated that Party T was interested in a transaction regarding the MS Program but that it would not be able to provide a proposal at this time given internal resource constraints, and that it would be interested in being considered if the process remained active at a later date.

On April 14, 2023, the Frequency Board held a meeting with representatives from Latham and TD Cowen present. At the meeting, Latham reviewed the Frequency Board’s fiduciary duties with respect to potential transaction alternatives, including a potential reverse merger transaction. TD Cowen then reviewed potential strategic alternatives that could be available for Frequency, including the PIPE Financing, the sale of the MS Program and a reverse merger. The members of the Frequency Board discussed the due diligence process and timing for a reverse merger, and determined to approve Korro Bio’s request for exclusivity. It was noted that Korro Bio had requested an exclusivity agreement that would preclude Frequency from evaluating the standalone PIPE Financing for Frequency, and the Frequency Board instructed management to negotiate for the ability of Frequency to continue to pursue standalone PIPE Financing alternatives. The Frequency Board also requested that senior management conduct additional due diligence on Korro Bio’s business and that TD Cowen provide additional financial information regarding the strategic options discussed with the Frequency Board to allow the Frequency Board to further assess such strategic options.

Also on April 14, 2023, following the meeting of the Frequency Board and in accordance with the Frequency Board’s recommendation, Mr. Lucchino contacted Dr. Aiyar confirming that Frequency would provide Korro Bio with exclusivity, assuming Frequency could continue to pursue standalone PIPE Financing options during the pendency of the Korro Bio negotiations.

Also on April 14, 2023, at the direction of the Frequency Board, TD Cowen contacted Party B, which conveyed that its valuation for the PIPE Financing would be determined by Frequency’s market value and that it would provide a term sheet shortly.

Between April 15 and April 17, 2023, Frequency and Korro Bio negotiated the terms of an exclusivity agreement. Korro Bio noted that it would not agree that Frequency could continue to solicit standalone PIPE Financing alternatives under the exclusivity agreement.

On April 17, 2023, Party B informed Frequency’s management that it would need more time to prepare a term sheet.

Also on April 17, 2023, a representative of Party R contacted TD Cowen and stated that Party R would not be submitting a proposal.

Also on April 17, 2023, Dr. Loose and other members of Frequency’s scientific team as well as Frequency consultants Dr. Dan Anderson and Greg Sephton met with Drs. Aiyar and Colletti, Mr. Agarwal and another member of the Korro Bio finance team to address technology questions from Dr. Dan Anderson, an MIT professor and expert in RNA therapeutics.

On April 18, 2023, at the direction of the Frequency Board, TD Cowen contacted Party J and requested that Party J deliver a non-binding indication of interest in pursuing a transaction involving Frequency by April 20, 2023.

On April 19, 2023, J.P. Morgan Securities LLC, or J.P. Morgan, financial advisor to Korro Bio, contacted TD Cowen emphasizing the importance to Korro Bio of exclusivity, stating that Korro Bio would halt further discussions if an exclusivity agreement was not executed by the end of the week.

Also on April 19, 2023, Dr. Loose, other members of Frequency’s research and development team and a member of Frequency’s legal team met with Dr. Aiyar and representatives from Fenwick & West LLP, intellectual property counsel to Korro Bio, to review Korro Bio’s intellectual property portfolio.

Also on April 19, 2023, Mr. Lucchino and Dr. Loose met with Party B to discuss the potential PIPE Financing. Party B then submitted a term sheet stating its role as lead investor with a $5 million to $10 million investment contingent on preclinical data from the latest MS Program asset study. Later on April 19, 2023,

Dr. Loose contacted representatives of Party B to discuss potentially dividing the PIPE Financing into two tranches, with the first tranche to be financed upfront and the second tranche to be financed at a later date.

On April 20, 2023, Dr. Loose spoke with Party B to discuss expanding its commitment to the potential PIPE Financing. Party B provided Frequency with a revised term sheet for the PIPE Financing, or the April 20 Term Sheet, stating Party B’s role as lead investor with a $15 million investment in a $40 million tranched financing, consisting of $13 million upfront and $27 million upon IND acceptance and first dosing.

Also on April 20, 2023, Party J informed TD Cowen that Party J had decided not to submit a proposal given its decision to remain a private company and lack of strategic fit of its operations with the MS Program.

Also on April 20, 2023, a meeting of the Frequency Board was held with representatives from Latham, TD Cowen and other invitees in attendance. At the meeting, an academic and scientific expert in the field of RNA editing reviewed his due diligence findings with respect to Korro Bio’s business. The Frequency Board discussed the potential for success for Korro Bio’s platform technology and safety considerations related to Korro Bio’s approach. A representative from Haug Partners LLP also reviewed his findings with respect to Korro Bio’s intellectual property. The Frequency Board then discussed Korro Bio’s next anticipated value inflection point and timing for an investigational new drug application to the FDA. TD Cowen reviewed the term sheet for the potential PIPE Financing, including certain business terms and Frequency’s ability to attract additional investors. TD Cowen also provided an update regarding the proposed reverse merger with Korro Bio, including certain financial information provided by Korro Bio and the proposed pro forma equity ownership of the combined company, noting that Korro Bio had indicated that it would terminate discussions with Frequency if Frequency had not entered into an exclusivity agreement with Korro Bio by the end of the week. It was noted that the exclusivity agreement proposed by Korro Bio would prevent Frequency from continuing to explore standalone PIPE Financing alternatives.

On April 21, 2023, a meeting of the Frequency Board was held with representatives from Latham and TD Cowen present. At the meeting, TD Cowen provided an overview of potential risks, opportunities and financial considerations regarding the PIPE Financing, the sale of the MS Program and a reverse merger. Representatives from Latham answered questions from the members of the Frequency Board regarding legal considerations and fiduciary duties related to the various strategic alternatives. The Frequency Board then met in an executive session. In the closed session, the Frequency Board discussed Korro Bio’s valuation, and the Frequency Board expressed the view that Frequency should seek a lower valuation for Korro Bio. The Frequency Board also discussed the inability to enter into an exclusivity agreement with Korro Bio while also continuing discussions on the PIPE Financing, and the desire to conduct additional due diligence on Frequency’s strategic options.

On April 22, 2023, at the direction of the Frequency Board, Frequency delivered a counterproposal to Korro Bio, which contemplated a reverse triangular merger with Frequency pursuant to which Korro Bio’s current stockholders would own 83% of the outstanding common stock of the combined company. Frequency’s proposal noted that Frequency was open to adjusting the stated valuation of either or both companies to achieve this equity split. It was noted that Frequency was not in a position to enter exclusivity at that time, given pending discussions regarding standalone PIPE Financing options.

On April 23, 2023, Korro Bio delivered what it referred to as its “best and final” proposal to Frequency, which contemplated a reverse triangular merger with Frequency pursuant to which Korro Bio’s current stockholders would own 86.5% of the outstanding common stock of the combined company before any proposed concurrent offering. Korro Bio’s proposal valued Frequency at $50.7 million (consisting of $30 million of projected target net cash at closing and a $20.7 million enterprise value) and valued Korro Bio at $325 million.

On April 24, 2023, Party U stated that it was declining to submit a proposal for the MS Program’s assets.

On April 25, 2023, a meeting of the Frequency Board was held with Frequency’s senior management and representatives from Latham and TD Cowen present. At the meeting, the members of the Frequency Board asked questions regarding the financial aspects of a merger with Korro Bio and alternative opportunities. TD Cowen then reviewed the April 20 Term Sheet from Party B with the Frequency Board. The members of the Frequency Board asked questions regarding certain milestone requirements for funding, Frequency’s ability to secure additional investors and complete the PIPE Financing and general market conditions for private placements in public biotechnology companies. The Frequency Board then met in an executive session to discuss the PIPE Financing and the potential reverse merger with Korro Bio. Latham responded to questions from the Frequency Board regarding fiduciary duties and other legal considerations. The Frequency Board determined to pursue the PIPE Financing at that time, and instructed TD Cowen to communicate to J.P. Morgan that Frequency was not prepared to proceed at that time on the basis of the Korro Bio proposal, which TD Cowen subsequently communicated to J.P. Morgan as instructed.

On April 26, 2023, Drs. Loose and Magavi met with Party Q and reviewed the MS Program.

On April 28, 2023, Party D informed TD Cowen that Party D had determined not to submit an improved term sheet, but would be willing to proceed on the terms contemplated by its prior term sheet.

From April 20, 2023 to May 1, 2023, at the direction of the Frequency Board, Frequency’s management, with the assistance of Latham and TD Cowen, negotiated the non-binding term sheet for the PIPE Financing with Party B and, on May 1, 2023, Party B and Frequency signed such term sheet.

On May 1, 2023, Drs. Loose, Magavi, and McCubbin met with Party P and addressed questions on the MS Program.

On May 5, 2023, at the direction of the Frequency Board, TD Cowen spoke with representatives of the financial advisor to Party L to convey that Frequency was interested in conducting further due diligence on Party L in connection with the Frequency Board’s evaluation of Party L’s proposal.

On May 8, 2023, Mr. Marcus resigned from the Frequency Board. Mr. Marcus’ resignation was not the result of any disagreement with Frequency on any matter relating to the potential transaction, its operations, policies or practices.

Also on May 8, 2023, Dr. Magavi met with Party E to notify Party E that Frequency was interested in selling its MS Program.

On May 10, 2023, Frequency and Party L executed an amended mutual confidentiality agreement, which amended the former mutual confidentiality agreement between Frequency and Party L, neither of which contained a “standstill” provision, and commenced mutual due diligence, but Party L did not subsequently submit a revised indication of interest regarding a reverse merger involving Frequency.

On May 16, 2023, Mr. Lucchino met with Mr. Agarwal to discuss continued interest in a potential reverse merger with Korro Bio.

On May 17, 2023, Frequency received preclinical data related to the MS Program, which renewed Frequency’s interest in pursuing discussions with Korro Bio. That day, Mr. Lucchino contacted Mr. Agarwal to indicate that Frequency expected to revisit the potential reverse merger transaction with Korro Bio at an upcoming Frequency Board meeting.

On May 18, 2023, Dr. Loose and Mr. Lucchino held a call with Party B to discuss the preclinical data for the MS Program.

Also on May 18, 2023, on behalf of Korro Bio, J.P. Morgan delivered a non-binding indication of interest, or the May 18, 2023 Proposal, together with a draft exclusivity agreement, to Frequency confirming Korro Bio’s interest in pursuing a reverse triangular merger with Frequency pursuant to which Korro Bio’s current stockholders would own 86.5% of the outstanding common stock of the combined company before any proposed concurrent offering. Korro Bio’s indication of interest valued Frequency at $50.7 million (consisting of $30 million of projected target net cash at closing and a $20.7 million enterprise value) and valued Korro Bio at a $325 million pre-money equity valuation. This non-binding indication of interest was on substantially the same terms as Korro Bio’s “best and final” offer proposal from April 23, 2023.

During the evening of May 18, 2023, a meeting of the Frequency Board was held with Frequency’s senior management and representatives from Latham and TD Cowen present. At the meeting, Dr. Loose reviewed preclinical data for the MS Program and the PIPE Financing with Party B. Mr. Lucchino then reviewed two potential lead investors other than Party B for the PIPE Financing. TD Cowen noted that approximately 22 potential investors for the PIPE Financing had been contacted and believed that Party B and the two other parties mentioned by Mr. Lucchino would be the most likely to lead the PIPE Financing. After discussion, the Frequency Board determined that Frequency would not be able to fund the MS Program on a standalone basis without substantial additional investment. TD Cowen then provided an update on the potential reverse merger with Korro Bio. The Frequency Board discussed Frequency’s ability to sell the MS Program while pursuing a reverse merger with Korro Bio, as well as the potential for a contingent value right if the MS Program was not sold before closing of the merger. The Frequency Board discussed potential strategies for approaching Party B and Korro Bio and determined that in the near term Frequency should either attempt to secure more favorable terms for the PIPE Financing from Party B or seek to reengage with Korro Bio on the basis of its most recent proposal and, in that context, agree to exclusivity with Korro Bio.

On May 18, 2023, Drs. Loose and Magavi met with Party Q. Party Q expressed progress in its due diligence and continued interest in a potential investment. Drs. Loose and Magavi then reviewed the preclinical data for the MS Program and informed Party Q that Frequency did not expect to be able to pursue the MS Program on a standalone basis.

On May 19, 2023, Drs. Loose and Magavi met with Party B and reviewed the preclinical data for the MS Program and informed Party B that Frequency would not be able to pursue the MS Program on a standalone basis. As a result, Frequency and Party B determined to terminate the PIPE Financing discussions.

Also on May 19, Dr. Loose had a conversation with Party Q during which Party Q withdrew its interest from participating in a PIPE Financing.

Also on May 19, 2023, at the direction of the Frequency Board, representatives of TD Cowen informed representatives of J.P. Morgan that Frequency was willing to enter into exclusivity and proceed on the basis of Korro Bio’s proposed terms as set forth in the May 18, 2023 Proposal.

Also on May 19, 2023, Drs. Loose and Magavi met with Party F to discuss the preclinical data for the MS Program.

On May 20, 2023, Frequency conducted a due diligence call with Party L.

Also on May 20, 2023, on behalf of Korro Bio, J.P. Morgan submitted further revised terms to the May 18, 2023 Proposal related to Frequency’s net cash amount at closing, the amount of the Korro Bio pre-closing financing and timing for announcement of a transaction, together with a revised draft exclusivity agreement.

On May 22, 2023, Frequency and Korro Bio executed a 30-day exclusivity agreement, subject to certain extensions, pursuant to which neither party could solicit or initiate any inquiry, proposal or offer from any third party relating to a competing transaction. The exclusivity agreement specifically permitted Frequency to continue its divestiture process for the MS Program.

On May 23, 2023, at the direction of the Frequency Board, TD Cowen notified Party L that Frequency had entered into an exclusivity agreement with another party.

On May 24, 2023 and during the following week, at the direction of the Frequency Board, TD Cowen spoke with Party C to discuss due diligence topics and next steps regarding a potential sale of the MS Program.

On May 25, 2023, Mr. Lucchino, James Abely, Frequency’s General Counsel, representatives from RSM LLP, or RSM, Frequency’s accountants, representatives from Latham and representatives from TD Cowen met with Dr. Aiyar, Mr. Agarwal, Shelby Walker, Korro Bio’s General Counsel, representatives from J.P. Morgan, representatives from Ernst & Young LLP, or E&Y, Korro Bio’s accountants, representatives from Davis, Polk & Wardwell LLP, or Davis Polk, outside counsel to J.P. Morgan in its placement agent role, and representatives of Goodwin Procter LLP, legal advisor to Korro Bio, or Goodwin, met to review business, financial, legal and regulatory due diligence.

On May 25, 2023, Drs. Loose, Magavi and Cubbin met with Party C to discuss the preclinical data for the MS Program.

On May 28, 2023, Messrs. Mitrano and Abely met with Mr. Agarwal and members of Korro Bio’s finance team to review Frequency’s finances and financial model, including its anticipated expenses and cash availability.

On May 29, 2023, representatives of Latham delivered to representatives of Goodwin an initial draft of the Merger Agreement.

On May 31, 2023, Messrs. Lucchino and Abely, representatives from RSM and representatives from Latham met with Dr. Aiyar, Mr. Agarwal, Ms. Walker, representatives from J.P. Morgan, representatives from E&Y, representatives from Davis Polk and representatives from Goodwin to conduct legal due diligence on Frequency and discuss the timeline for a potential strategic transaction. Representatives from TD Cowen also attended this meeting.

Also on May 31, 2023, to align its expenditures with its decision to no longer pursue the MS Program on a standalone basis and to conserve resources, Frequency announced a reduction of approximately 55% of its workforce.

On June 1, 2023, Dr. Magavi met with Party E and discussed the biology, preclinical data, and clinical roadmap of the MS Program, as well as the runway of Frequency.

On June 2, 2023, Korro Bio began discussions with potential investors in the Pre-Closing Financing.

On June 7, 2023 and June 13, 2023, Drs. Magavi and Hilt met with Party C and discussed further detail on potential clinical trial designs.

On June 8, 2023, an organizational meeting was held among Frequency, Korro Bio and their respective legal and financial advisors.

On June 11, 2023, at the direction of the Frequency Board, representatives of Latham delivered the initial draft of the CVR Agreement to representatives of Goodwin.

On June 12, 2023, at the direction of the Frequency Board, TD Cowen contacted Party C and Party D regarding the status of ongoing negotiations regarding the MS Program.

Also on June 12, 2023, Frequency received an inquiry from Party O regarding a potential reverse merger. Frequency did not respond to Party O at that time and directed TD Cowen to inform Party O that it had entered into an exclusivity agreement with another party.

On June 14, 2023, Dr. Magavi met with Party E and discussed further detail on timelines and runways relating to the MS Program.

On June 15, 2023, at the direction of the Frequency Board, TD Cowen informed Party O that Frequency had entered into an exclusivity agreement with another party.

On June 16, 2023, representatives of Goodwin delivered revised drafts of the Merger Agreement and CVR Agreement to representatives of Latham, which, among other things, with respect to the Merger Agreement, reflected Korro Bio’s position on the permitted deductions for the determination of Frequency Net Cash at the closing date of the Merger, revisions to the representations and warranties of the two companies and also included additional covenants to be made by the parties and with respect to the CVR Agreement, changes to the permitted deductions and the composition of a sub-committee of the Frequency Board post-closing to administer the CVR Agreement, or the CVR Committee.

On June 20, 2023, Dr. Magavi and Mr. Abely met with Party D to discuss the preclinical data for the MS Program. During this meeting, Party D stated its continued interest in purchasing the MS Program for $2 million upfront plus an equity investment.

Also on June 20, 2023, Dr. Magavi met with Party G to discuss the MS Program.

On June 21, 2023, at the direction of the Frequency Board, TD Cowen had a follow-up call with Party G to gauge Party G’s interest in the MS Program, which indicated it would revert with a request for a later meeting.

On June 28, 2023, Messrs. Lucchino and Agarwal met to discuss a potential timeline for the potential reverse merger transaction, and Korro Bio provided a revised proposal to Frequency proposing a sliding equity premium scale for Frequency ranging from 50% to 40% depending on the level of Frequency’s net cash at closing.

On June 28, 2023, Dr. Magavi met with Party E and discussed further details related to a potential transaction involving the MS Program.

On June 29, 2023, Dr. Magavi met with Party H to discuss the MS Program.

Also on June 29, 2023, Dr. Magavi and Mr. Abely met with Party F to discuss timelines and paths forward relating to the MS Program.

Also on June 29, 2023, at the direction of the Frequency Board, TD Cowen held a discussion with Party G confirming Party G’s interest in the MS Program and requesting that Party G provide a term sheet that could be reviewed by the Frequency Board.

Also on June 29, 2023, representatives of Latham delivered revised drafts of the Merger Agreement and CVR Agreement to representatives of Goodwin, which, among other things, with respect to the Merger Agreement, clarified the Merger conversion mechanics and permitted deductions to the calculation of Frequency’s net cash and also updated the covenants and closing deliverables to be made and provided at closing of the Merger and, with respect to the CVR Agreement, changes to the permitted deductions and the CVR Committee.

On July 1, 2023, representatives of Goodwin delivered drafts of the Subscription Agreement and Registration Rights Agreement to potential investors participating in the Pre-Closing Financing following discussion and review with Korro Bio’s placement agent, J.P. Morgan, as well as Davis Polk, Frequency and Latham.

Between July 1, 2023 and July 13, 2023, Korro Bio and the investors participating in the Pre-Closing Financing negotiated the terms of the Pre-Closing Financing.

On July 5, 2023, Messrs. Lucchino and Agarwal held a meeting during which Mr. Agarwal mentioned that the equity premium implied in the transaction could be $15 million assuming a certain minimum level of Frequency’s net cash at closing.

Also on July 5, 2023, representatives of Goodwin delivered revised drafts of the Merger Agreement and CVR Agreement to representatives of Latham, which, among other things, with respect to the Merger Agreement, reflected Korro Bio’s position on certain Merger conversion and valuation mechanics contemplated by the Merger Agreement, and, with respect to the CVR Agreement, additional changes to the permitted deductions and the CVR Committee.

On July 6, 2023, at the direction of the Frequency Board, TD Cowen held discussions with J.P. Morgan, during which TD Cowen informed J.P. Morgan that an equity premium below $20.7 million would not be acceptable to Frequency.

Also on July 6, 2023, representatives of Goodwin delivered drafts of the forms of Support Agreement and Lock-Up Agreement to representatives of Latham, which, among other things, set forth terms regarding scope of the matters to be approved by certain of Frequency’s and Korro Bio’s respective stockholders, and the exclusions regarding the restricted shares of Frequency Common Stock at closing.

Also on July 6, 2023, at the direction of the Frequency Board, TD Cowen held a discussion with Party C, which indicated that it anticipated sending a new term sheet regarding a potential acquisition of the MS Program in the next few days.

Also on July 6, 2023, Dr. Magavi met with Party I to discuss the MS Program. Later that same day, Dr. Magavi met with Party E to continue discussions regarding the MS Program.

On July 7, 2023, representatives of Latham delivered revised drafts of the Merger Agreement, CVR Agreement and form of Support Agreement to representatives of Goodwin, which, among other things, with respect to the Merger Agreement, further revised Merger certain conversion and valuation mechanics contemplated by the Merger Agreement, and, with respect to the CVR Agreement, additional changes to the permitted deductions, and, with respect to the Support Agreement, changes to the proposals that the parties would be voting on, and amendments regarding non-solicitation and irrevocable proxy matters.

On July 8, 2023, at the direction of the Frequency Board, TD Cowen held a discussion with J.P. Morgan, during which TD Cowen reiterated the Frequency Board’s position that an equity premium below $20.7 million would not be acceptable to Frequency, while J.P. Morgan reiterated Korro Bio’s position that such equity premium would need to reflect a sliding equity risk premium dependent on Frequency’s net cash at closing, including $15 million at a certain minimum level of Frequency’s net cash at closing.

On July 10, 2023, negotiations continued with Korro Bio in which Korro Bio stated that it would not proceed with a transaction that valued Frequency at a $20.7 million premium with Frequency delivering a potentially lower level of net cash at closing. Consequently, Korro Bio proposed a sliding equity premium scale for Frequency which would apply a $12.5 million to $20.0 million premium assuming Frequency’s net cash at closing was between $20 million and $30 million. Following these negotiations, Frequency’s management conducted another assessment of the company’s projected net cash at closing and concluded that the company’s net cash at closing would likely be lower than the $30 million projected target net cash that was the basis for the $20.7 million equity premium and within the range of the sliding equity premium scale. After consulting with members of the Frequency Board, Frequency determined that the proposed sliding equity premium scale proposed by Korro Bio was reasonable.

On July 11, 2023, Frequency and Korro Bio agreed to the sliding equity premium scale for Frequency.

Also on July 10, 2023, representatives of Goodwin delivered revised drafts of the Merger Agreement and CVR Agreement to representatives of Latham, which, among other things, proposed an outside termination date of November 14, 2023, subject to extension.

On July 12, 2023, Frequency and Korro Bio agreed on, among other things, the terms of the CVR Agreement.

Also on July 12, 2023, Messrs. Lucchino and Agarwal had a call to discuss the remaining business terms of the Merger Agreement, including, among other things, the termination fees payable by the parties, the outside termination date and certain conversion and valuation mechanics (including with respect to the treatment of Frequency options) contemplated by the Merger Agreement.

Also on July 12, 2023, a meeting of the Frequency Board was held, with Frequency’s management team and representatives from TD Cowen and Latham present. At the meeting, TD Cowen reviewed with the Frequency Board TD Cowen’s preliminary financial analysis of the Korro Bio Equity Value. Members of the Frequency Board, among other things, considered Korro Bio’s financial projections, Korro Bio’s Series B-2 valuation, which was equal to the Korro Bio Equity Value ascribed to Korro Bio, as well as the fact that Korro Bio had demonstrated investor support for the Pre-Closing Financing at the same valuation, in its evaluation of the Merger. Members of the Frequency Board asked questions regarding the formula to be used to determine the number of shares to be issued to Korro Bio at the closing of the Merger based on Frequency’s cash position at that time. In reviewing the Korro Bio financial projections with Frequency’s management, the Frequency Board determined that the Korro Bio projections as adjusted by Frequency management were reasonable to provide to TD Cowen for its use and reliance in connection with its financial analyses and opinion. Latham then reviewed the material terms of the Merger Agreement. The members of the Frequency Board asked questions and discussed the key open terms in the Merger Agreement such as the termination fees payable by the parties and the outside termination date of the Merger Agreement.

Also on July 12, 2023 and July 13, 2023, Latham and Goodwin exchanged drafts of the Merger Agreement and met to negotiate and resolve the then-remaining open terms of the Merger Agreement, including the outside termination date and termination fees payable by the parties if the Merger Agreement was terminated under certain circumstances. The parties agreed to (i) a termination fee payable by Frequency to Korro Bio under certain circumstances of $1.5 million and a termination fee payable by Korro Bio to Frequency under certain circumstances of $4.0 million, and (ii) an outside termination date of November 14, 2023, with a 60-day extension in the event the proxy statement/prospectus for the transaction was not declared effective as of 25 business days prior to such date.

During the afternoon of July 13, 2023, Latham circulated final versions of the Merger Agreement and CVR Agreement, and substantially final versions of the Frequency Support Agreement and Frequency Lock-Up Agreements to Frequency’s senior management who then circulated such documents to the Frequency Board.

During the evening of July 13, 2023, a meeting of the Frequency Board was held, with Frequency’s senior management team and representatives from Latham and TD Cowen present. Latham reviewed the final terms of the Merger Agreement, focusing on the changes to the Merger Agreement since the Frequency Board meeting on July 12, 2023. Latham informed the Frequency Board that Korro Bio had agreed to (i) a $1.5 million termination fee in the event that Frequency terminates the Merger Agreement under certain circumstances and a $4.0 million termination fee in the event Korro Bio terminates the Merger Agreement under certain circumstances, and (ii) an outside termination date of November 14, 2023 coupled with a 60-day extension in the event the proxy statement/prospectus for the transaction was not declared effective as of 25 business days prior to such date. At the request of the Frequency Board, TD Cowen then reviewed with the Frequency Board TD Cowen’s financial analysis of the Korro Bio Equity Value and delivered an oral opinion, confirmed by delivery of a written opinion dated July 13, 2023, to the Frequency Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of July 13, 2023, the Korro Bio Equity Value provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Frequency. Given TD Cowen’s experience and qualifications, its understanding of Frequency’s and Korro Bio’s industry and businesses and the absence of any material relationships with Frequency or Korro Bio during the two-year period prior to the delivery of TD Cowen’s opinion to the Frequency Board, Frequency determined that an additional opinion from another third-party financial advisor was not necessary or required as a legal matter in this context and that doing so would have been an inefficient use of Frequency’s limited funds.

After discussion, taking into account (i) Frequency’s financial condition and prospects, including Frequency’s limited cash runway, (ii) Frequency’s inability to raise additional capital in the PIPE Financing,

(iii) outreach efforts conducted on behalf of Frequency, (iv) Frequency’s decision to no longer pursue its MS Program on a standalone basis, (v) the potential value of Korro Bio’s product candidate development, (vi) the potential for Frequency’s stockholders to benefit from the future growth of the combined company, (vii) the proposed terms of the Merger Agreement and (viii) the other factors described under the heading “—Frequency’s Reasons for the Merger,” the Frequency Board unanimously determined that the Merger Agreement and the other Transactions were advisable and in the best interests of Frequency and its stockholders, approved and declared advisable the Merger and the Transactions, and recommended that Frequency’s stockholders vote to approve the issuance of shares of Frequency Common Stock in the Merger.

Throughout the night of July 13, 2023, Frequency and Korro Bio continued to finalize the support and lock-up agreements for the transaction. In the early morning of July 14, 2023, after finalizing the support and lock-up agreements, Frequency and Korro Bio executed the Merger Agreement, certain Frequency stockholders executed the Frequency Support Agreement and Lock-Up Agreements, and certain Korro Bio stockholders executed the Korro Bio Support Agreement and Lock-Up Agreements. At the same time, Korro Bio and certain investors participating in the Pre-Closing Financing executed the Subscription Agreements and Registration Rights Agreements. Before the opening of trading on Nasdaq on July 14, 2023, Frequency and Korro Bio issued a joint press release announcing their entry into the Merger Agreement.

Frequency Reasons for the Merger

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, Frequency’s board of directors held numerous meetings, consulted with Frequency’s senior management, legal counsel and financial advisor, and reviewed a significant amount of information. Frequency’s board of directors considered the following factors in reaching its conclusion to approve the Merger Agreement and the transactions contemplated thereby and to recommend that the Frequency stockholders approve the Merger and the issuance of shares of Frequency Common Stock in the Merger, all of which the Frequency board of directors viewed as supporting its decision:

•

Frequency’s board of directors review of the business, financial position and prospects of Frequency on a standalone basis, noting that Frequency’s assets and liabilities are comprised primarily of cash (net of liabilities) and the assets and rights relating to Frequency’s MS Program, and determination that Frequency could not reasonably be expected to fund its MS Program on a standalone basis without substantial additional investment.

•

Frequency’s board of directors review of the range of strategic alternatives available to Frequency, including a potential sale of all or a part of Frequency, a potential reverse merger of Frequency with a privately held biotechnology company and a potential third party investment in Frequency to allow it to fund its MS Program on a standalone basis, and which involved outreach to 34 potential counterparties for a sale of all or a part of, or a reverse merger with, Frequency and 22 potential investors in Frequency, and its determination that the proposed Merger represents the best transaction alternative reasonably available to Frequency and its stockholders.

•

Frequency’s board of directors believes, in the absence of substantial additional investment in Frequency on a standalone basis, that a divestiture of the MS Program represents the best alternative to realize value for the MS Program.

•

Frequency’s board of directors reviewed the current financial market conditions and historical market prices, volatility and trading information with respect to Frequency Common Stock and also considered that Frequency is not expected to have any continuing business operations on a standalone basis, assuming divestiture of the MS Program, other than those incidental to Frequency’s status as a publicly traded company.

•

Frequency’s board of directors considered, based on the Frequency Equity Value (as defined in the Merger Agreement), that the Merger provides value for Frequency’s public company listing in addition to its net cash.

•

Frequency’s board of directors considered the fact that the Merger Agreement and, if applicable, the related CVR provides the opportunity for Frequency’s stockholders to receive the value realized from any divestiture of the MS Program in connection with the proposed transaction.

•

Frequency’s board of directors review of the business, strategy, financial position and prospects of Korro Bio and, in that context, the opportunity for Korro Bio’s RNA editing technology to generate substantial long-term value for the combined company and its stockholders.

•

Frequency’s board of directors believes that Korro Bio’s focus on RNA editing technology is positioned to leverage genetics transiently, expanding the target space to intervene in biology in a unique manner.

•

Frequency’s board of directors considered the financial resources available to the combined company as a result of the Pre-Closing Financing as well as the fact that the Pre-Closing Financing will be completed at the same implied equity value of Korro Bio as provided for pursuant to the Merger Agreement, as well as the possibility that the combined company would be able to take advantage of the potential benefits resulting from the Frequency public company structure to raise additional funds in the future, if necessary.

•

Frequency’s board of directors view, following a review with Frequency’s management and scientific consultants of Korro Bio’s current development plans, of the likelihood that the combined company would possess sufficient cash resources at the closing of the Merger to fund development of Korro Bio’s pipeline through upcoming value inflection points.

•

Frequency’s board of directors concluded that the Merger would provide the existing Frequency stockholders an opportunity to participate in the potential growth and value creation of the combined company following the Merger by virtue of their continued ownership of Frequency Common Stock.

•

Frequency’s board of directors also considered that the combined organization is expected to be led by a highly experienced and accomplished senior management team and a board of directors with representation from each of the current boards of directors of Frequency and Korro Bio as well as two new independent directors.

•

Frequency’s board of directors considered the financial presentation and opinion of TD Cowen, dated July 13, 2023, to Frequency’s board of directors as to the fairness, from a financial point of view and as of the date of such opinion, to Frequency of the Korro Bio Equity Value provided for pursuant to the Merger Agreement, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen set forth in such opinion as more fully described under the heading “The Merger—Opinion of Frequency’s Financial Advisor.”

Frequency’s board of directors also reviewed the terms of the Merger Agreement and associated transactions, including:

•	the net cash calculation used to determine the aggregate valuation of Frequency and the various factors considered therein;

•

the financing in Korro Bio contemplated by the subscription agreement, the limited number and nature of conditions to the obligation of the proposed investors in Korro Bio to consummate the financing contemplated by the subscription agreement and that entry into the subscription agreement (including Korro Bio’s receipt of at least $100 million pursuant to thereto) is a closing condition under the Merger Agreement;

•

the limited number and nature of the conditions to Korro Bio’s obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis, as more fully described below under the caption “The Merger Agreement—Conditions to the Completion of the Merger,” beginning on page 211 in this proxy statement/prospectus;

•

the rights of Frequency under the Merger Agreement to consider certain unsolicited Acquisition Proposals under certain circumstances should Frequency receive a Superior Proposal, as more fully described below under the caption “The Merger Agreement—Non-Solicitation,” beginning on page 205 in this proxy statement/prospectus;

•

the right of each party to terminate the Merger Agreement and the reasonableness of the potential termination fees of $1.5 million, in the case of the fee payable by Frequency, and $4 million, in the case of the fee payable by Korro Bio, which could become payable by either Frequency or Korro Bio, as applicable, to the other party if the Merger Agreement is terminated in certain circumstances, as more fully described below under the caption “The Merger Agreement—Termination and Termination Fees,” beginning on page 213 in this proxy statement/prospectus;

•

the support agreements, pursuant to which certain stockholders of Frequency and Korro Bio agreed, solely in their capacity as stockholders, to vote all of their shares of Frequency or Korro Bio capital stock, as applicable, in favor of adoption of the Merger Agreement and the transactions contemplated thereby, as more fully described below under the caption “Agreements Related to the Merger—Support Agreements,” beginning on page 216 in this proxy statement/prospectus;

•

the lock-up agreements, pursuant to which certain stockholders of Frequency and Korro Bio agreed, subject to certain exceptions and solely in their capacity as stockholders, to refrain from transferring or disposing of Frequency common stock for a period of 180 days after the completion of the Merger, as more fully described below under the caption “Agreements Related to the Merger—Lock-Up Agreements,” beginning on page 217 in this proxy statement/prospectus;

•

the potential ability of Frequency’s stockholders to realize value for the sale of the assets and rights relating to Frequency’s MS Program under the CVR Agreement, as more fully described below under the caption “The Merger Agreement—Potential Asset Sale,” beginning on page 200 in this proxy statement/prospectus and “Agreements Related to the Merger—Contingent Value Rights Agreement,” beginning on page 218 in this proxy statement/prospectus;

•	the agreement of Korro Bio to provide written consent of its stockholders necessary to adopt the Merger Agreement thereby approving the Merger and related transactions; and

•

the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Frequency board of directors also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

•	the possibility that Frequency’s stockholders may not approve the Merger proposals;

•

the $1.5 million termination fee payable to Korro Bio upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Frequency stockholders;

•	the prohibition on Frequency to solicit alternative acquisition proposals during the pendency of the Merger;

•	the substantial expenses to be incurred in connection with the Merger;

•

under the “Frequency Net Cash” calculation contemplated by the Merger Agreement, and as more fully described below under the caption “The Merger Agreement—Calculation of Frequency’s Net Cash” beginning on page 197, certain considerations including, among others, Frequency’s (i) transaction expenses incurred in connection with the Merger, (ii) unpaid indebtedness and other liabilities, (iii) accrued contractual obligations, (iv) wind-down costs and expenses, (v) lender termination fees in connection with the repayment of indebtedness, (vi) accounts payable and accrued expenses,

(vii) payables or obligations associated with Frequency’s lease agreement with HCP/King 75 Hayden LLC, (viii) payroll taxes and (ix) expenses associated with certain pending litigation matters, which reduce Frequency Net Cash and therefore reduce the ownership of Frequency stockholders of the combined company;

•	the possible volatility of the trading price of the Frequency common stock resulting from the Merger announcement;

•

the risk that the Merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Merger or on the delay or failure to complete the Merger on the reputation of Frequency;

•	the risk to the business of Frequency and its operations and financial results in the event that the Merger is not consummated;

•

the strategic direction of the combined company following the completion of the Merger, which will be determined by a board of directors of which the members of the current Frequency board of directors will comprise a minority;

•

the possibility that Frequency’s stockholders may not receive any value for the sale of the assets and rights relating to Frequency’s MS Program under the CVR Agreement, including if the MS Program is not divested prior to the first anniversary of the closing of the Merger; and

•	various other risks associated with the combined organization and the Merger, including those described in the section titled “Risk Factors” beginning on page 35 in this proxy statement/prospectus.

The foregoing information and factors considered by Frequency’s board of directors are not intended to be exhaustive but are believed to include certain material factors considered by Frequency’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, Frequency’s board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of Frequency’s board of directors may have given different weight to different factors. Frequency’s board of directors conducted an overall review of the factors described above and considered the factors overall to be favorable to, and to support, its determination.

Korro Bio Reasons for the Merger

In the course of reaching its decision to approve the Merger, the Korro Bio board of directors held numerous meetings, consulted with Korro Bio’s senior management, its financial advisors and legal counsel, and considered a wide variety of factors, including, among others, the following material factors (which factors are not necessarily presented in any order of relative importance):

•

the Merger will provide Korro Bio’s current stockholders with greater liquidity by owning publicly-traded stock, and expanding the range of investors potentially available as a public company, compared to the investors Korro Bio could otherwise gain access to if it continued to operate as a privately-held company;

•	the historical and current information concerning Korro Bio’s business, including its financial performance and condition, operations, management and pre-clinical data;

•	the competitive nature of the industry in which Korro Bio operates;

•	the Korro Bio board of directors’ fiduciary duties to Korro Bio’s stockholders;

•

the board’s belief that no alternatives to the Merger were reasonably likely to create greater value for Korro Bio’s stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Korro Bio board of directors;

•

the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the combined company, including the expected cash resources of the combined organization (including the ability to support the combined company’s current and planned clinical trials and operations);

•

the availability of appraisal rights under the DGCL to holders of Korro Bio’s capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Korro Bio capital stock as determined by the Delaware Court of Chancery;

•	the terms and conditions of the Merger Agreement, including the following:

•

the determination that the expected relative percentage ownership of Frequency’s stockholders and Korro Bio’s stockholders in the combined organization was appropriate, based on the Korro Bio board of directors’ judgment and assessment of the approximate valuations of Frequency and Korro Bio;

•

the expectation that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, with the result that in the Merger the Korro Bio stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of Frequency to consummate the Merger;

•	the rights of Korro Bio under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Korro Bio receive a superior proposal;

•

the conclusion of the Korro Bio board of directors that the potential termination fee of $4 million, payable by Korro Bio to Frequency, and the circumstances when such fee may be payable, were reasonable;

•

the conclusion of the Korro Bio board of directors that the potential termination fee of $1.5 million, payable by Frequency to Korro Bio, and the circumstances when such fee may be payable, were reasonable;

•

the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•

the shares of Frequency’s common stock issued to Korro Bio’s stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Korro Bio’s stockholders who are not affiliates of Korro Bio and who are not parties to lock-up agreements;

•

the support agreements, pursuant to which certain directors, officers and stockholders of Korro Bio and Frequency, respectively, have agreed, solely in their capacity as stockholders of Korro Bio and Frequency, respectively, to vote all of their shares of Korro Bio capital stock or Frequency common stock in favor of the adoption or approval, respectively, of the Merger Agreement;

•	the ability to obtain a Nasdaq listing and the change of the combined organization’s name to Korro Bio Therapeutics, Inc. upon the closing of the Merger; and

•	the likelihood that the Merger will be consummated on a timely basis.

The Korro Bio board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•

the possibility that the Merger might not be completed for a variety of reasons, such as the failure of Frequency to obtain the required stockholder vote, and the potential adverse effect of the public announcement of the Merger on the reputation of Korro Bio and the ability of Korro Bio to obtain financing in the future in the event the Merger is not completed;

•

the risk that future sales of common stock by existing Frequency stockholders may cause the price of Frequency common stock to fall, thus reducing the potential value of Frequency common stock received by Korro Bio stockholders following the Merger;

•

the exchange ratio used to establish the number of shares of Frequency’s common stock to be issued to Korro Bio’s stockholders in the Merger is fixed, except for adjustments due to the parties’ respective cash balances and outstanding capital stock at closing, and thus the relative percentage ownership of Frequency’s stockholders and Korro Bio’s stockholders in the combined organization immediately following the completion of the Merger is similarly fixed;

•

the termination fee of $4 million, payable by Korro Bio to Frequency upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Korro Bio’s stockholders;

•	the potential reduction of Frequency’s net cash prior to the closing;

•

the possibility that Frequency could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

•	the risk that the Merger might not be consummated in a timely manner or at all;

•

the costs involved in connection with completing the Merger, the time and effort of Korro Bio senior management required to complete the Merger, the related disruptions or potential disruptions to Korro Bio’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Korro Bio, and related administrative challenges associated with combining the companies;

•	the possibility that Frequency will not be able to successfully sell Frequency’s MS Assets under the CVR Agreement;

•

the additional expenses and obligations to which Korro Bio’s business will be subject following the Merger that Korro Bio has not previously been subject to, and the operational changes to Korro Bio’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the Merger and the potential risk of liabilities that may arise post-closing; and

•

various other risks associated with the combined organization and the Merger, including the risks described in the section entitled “Risk Factors” beginning on page 35 in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by the Korro Bio board of directors in its consideration of the Merger Agreement and the transactions contemplated. The Korro Bio board of directors concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the Korro Bio board of directors unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Opinion of Frequency’s Financial Advisor

Frequency has engaged TD Cowen as its financial advisor in connection with the Merger. In connection with this engagement, the Frequency board of directors requested that TD Cowen evaluate the fairness, from a financial point of view, to Frequency of the Korro Bio Equity Value provided for pursuant to the Merger Agreement.

At a meeting of the Frequency board of directors held on July 13, 2023, TD Cowen reviewed with the Frequency board of directors TD Cowen’s financial analysis of the Korro Bio Equity Value and delivered an oral opinion, confirmed by delivery of a written opinion dated July 13, 2023, to the Frequency board of directors to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of July 13, 2023, the Korro Bio Equity Value provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Frequency. For purposes of TD Cowen’s financial analyses and opinion, the term “Korro Bio Equity Value” refers to the equity value of $325,639,194.78 ascribed to Korro Bio pursuant to the Merger Agreement. The full text of TD Cowen’s written opinion, dated July 13, 2023, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of TD Cowen’s written opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. TD Cowen’s analyses and opinion were prepared for and addressed to the Frequency board of directors and were directed only to the fairness, from a financial point of view, to Frequency of the Korro Bio Equity Value. TD Cowen’s opinion did not in any manner address Frequency’s underlying business decision to effect the Merger or related transactions or the relative merits of the Merger or related transactions as compared to other business strategies or transactions that might be available to Frequency. The Korro Bio Equity Value was determined through negotiations between Frequency and Korro Bio and TD Cowen’s opinion does not constitute a recommendation to any securityholder or any other person as to how to vote or act with respect to the Merger, any related transactions or otherwise.

In connection with its opinion, TD Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	an execution version, provided to TD Cowen on July 13, 2023, of the Merger Agreement;

•	certain publicly available financial and other information for Frequency and certain other relevant financial and operating data furnished to TD Cowen by the management of Frequency;

•	certain financial and other information for Korro Bio and certain other relevant financial and operating data furnished to TD Cowen by the managements of Frequency and Korro Bio;

•

certain internal financial analyses, probability-adjusted financial forecasts, reports and other information concerning Korro Bio prepared by the management of Korro Bio as adjusted by the management of Frequency (as adjusted, referred to in this section as the “Korro Bio forecasts”);

•

discussions TD Cowen had with certain members of the managements of Frequency and Korro Bio, as the case may be, concerning the historical and current business operations, financial conditions and prospects of Frequency and Korro Bio and such other matters that TD Cowen deemed relevant;

•	certain operating results of, and financial and stock market information for, Korro Bio as compared to similar information for certain publicly traded companies that TD Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that TD Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, TD Cowen, at the direction of the Frequency board of directors, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to TD Cowen by Frequency and Korro Bio or which was publicly available or was otherwise reviewed by TD Cowen. TD Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. TD Cowen relied upon the respective representations of Frequency and Korro Bio that all information provided to TD Cowen by Frequency and Korro Bio was accurate and complete in all material respects and TD Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which TD Cowen becomes aware after the date of TD Cowen’s opinion.

TD Cowen was advised, given that Frequency’s assets and liabilities are comprised solely of cash (net of liabilities) and the MS Assets (which currently are contemplated to be sold) and that Frequency was not expected to have any continuing business operations on a standalone basis other than those incidental to Frequency’s status as a publicly traded company, that the management of Frequency had not prepared financial forecasts relating to Frequency. Accordingly, TD Cowen did not perform a financial analysis of Frequency or the CVRs. TD Cowen also assumed, at the direction of the Frequency board of directors, that the Korro Bio forecasts (as adjusted by the management of Frequency) were reasonably prepared by the managements of Frequency and Korro Bio, as the case may be, on bases reflecting the best currently available estimates and good faith judgments of such managements as to the future performance of Korro Bio and the other matters covered thereby, and that such Korro Bio forecasts utilized in TD Cowen’s analyses provided a reasonable basis for TD Cowen’s opinion. TD Cowen relied on the assessments of the managements of Frequency and Korro Bio as to, among other things, (i) the product pipeline, future products, technology and intellectual property of Korro Bio, including the viability of and risks associated with such product pipeline, future products, technology and intellectual property, and (ii) the terms of the Pre-Closing Financing, including with respect to the timing, amount, valuation and other terms involved and potential impact thereof. TD Cowen assumed that there would be no developments with respect to any such matters that would have an adverse effect on Korro Bio, Frequency, the Merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to TD Cowen’s analyses or opinion. TD Cowen expressed no opinion as to the Korro Bio forecasts or the assumptions on which they were based.

In addition, TD Cowen assumed that there had been no material changes in the assets, liabilities, financial condition, results of operations, businesses or prospects of Korro Bio or Frequency since the dates of the last financial statements made available to TD Cowen. TD Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Korro Bio, Frequency or any other entity, nor was TD Cowen furnished with such materials. TD Cowen did not conduct nor did TD Cowen assume any obligation to conduct any physical inspection of the properties or facilities of Korro Bio, Frequency or any other entity. TD Cowen also did not evaluate the solvency or fair value of Korro Bio, Frequency or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In addition, TD Cowen did not undertake an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which Korro Bio, Frequency or any other entity may be a party or subject. TD Cowen assumed that the Merger would qualify for the intended tax treatment contemplated by the Merger Agreement. TD Cowen’s opinion did not address any legal, tax, accounting or regulatory matters related to the Merger Agreement, the Merger or any related transactions, as to which TD Cowen assumed that Frequency and the Frequency board of directors received such advice from legal, tax, accounting and regulatory advisors as each determined appropriate.

TD Cowen’s opinion addressed only the fairness of the Korro Bio Equity Value, from a financial point of view, to Frequency. TD Cowen expressed no view as to any related transactions, the CVRs or any other aspect or implication of the Merger, including, without limitation, any support or lock-up agreements, subscription agreements or any other agreement, arrangement or understanding entered into in connection with the Merger, any related transactions or otherwise. TD Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by TD Cowen on the date of such opinion. It should be understood that although subsequent developments may affect TD Cowen’s opinion, TD Cowen does not have any obligation to update, revise or reaffirm its opinion and TD Cowen expressly disclaims any responsibility to do so.

TD Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering its opinion, TD Cowen assumed in all respects material to its analyses that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger and related transactions would be satisfied without waiver thereof. TD Cowen also assumed that the executed form of the Merger Agreement would be substantially similar to the execution version reviewed by TD Cowen. TD Cowen further assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on Korro Bio, Frequency, the Merger or related transactions (including the contemplated benefits thereof). In addition, TD Cowen assumed that the Merger and related transactions would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act and all other applicable state or federal statutes, rules and regulations.

It was understood that TD Cowen’s opinion was intended for the benefit and use of the Frequency board of directors (in its capacity as such) in its evaluation of the Korro Bio Equity Value. TD Cowen’s opinion did not and does not constitute a recommendation to the Frequency board of directors, any securityholder or any other person as to how to vote or act with respect to the Merger, any related transactions or otherwise. TD Cowen expressed no opinion as to the actual value, price or trading range of any securities of Frequency (including Frequency common stock and the CVRs) or Korro Bio (including Korro Bio common stock, Korro Bio preferred stock, Korro Bio options and Korro Bio warrants) upon or following announcement or consummation of the Merger and related transactions. TD Cowen was not requested to opine as to, and its opinion did not in any manner address, Frequency’s underlying business decision to effect the Merger or related transactions or the relative merits of the Merger or related transactions as compared to other business strategies or transactions that might be available to Frequency, including a liquidation of Frequency. In addition, TD Cowen was not requested to opine as to, and its opinion did not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Merger or any related transactions relative to the Korro Bio Equity Value or otherwise or (ii) the fairness of the Merger, any related transactions or the Korro Bio Equity Value to the holders of any class of securities, creditors or other constituencies of Frequency or Korro Bio.

Financial Analyses

The summary of the financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses performed by TD Cowen to arrive at its opinion. Some of the summaries of TD Cowen’s financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. TD Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the Frequency board of directors certain assumptions on which such analyses were based and other factors, including the historical and projected financial results of Korro Bio. Approximate implied equity value reference ranges derived from the financial analyses described below were rounded to the nearest $5 million.

Selected Publicly Traded Companies Analysis. TD Cowen reviewed selected financial and stock market information of Korro Bio and certain publicly-traded companies that TD Cowen considered generally relevant for purposes of analysis as pre-clinical and clinical-stage biotechnology companies, with technology platforms predicated on using DNA- or RNA-based methodologies to address specific alterations in genetically-determined diseases, that lacked profitability and had not publicly disclosed meaningful efficacy data (collectively, the “selected companies”).

The financial data reviewed included estimated enterprise values, calculated as implied equity values based on closing stock prices on July 12, 2023 plus total debt and less cash and cash equivalents. Financial data of the selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of Korro Bio was based on financial information prepared by the management of Korro Bio.

The clinical stages of development observed for the selected companies ranged from pre-clinical to Phase II-ready and the overall low to high estimated enterprise values observed for the selected companies was approximately $(3) million to $1,326 million (with a 25th percentile of $145 million, a 75th percentile of $416 million and a median of $209 million), as indicated below (clinical stages of development and individual estimated enterprise values are referenced below for informational purposes; individual estimated enterprise values reflect observed estimated enterprise values without any discount based on clinical stages of development given that each of the selected companies had not publicly disclosed meaningful efficacy data and lacked profitability regardless of its clinical stage of development):

Selected Companies	Clinical Stage	Estimated Enterprise Values (in millions)
• Avidity Biosciences, Inc.	Phase I/II Ongoing	$215
• Dyne Therapeutics, Inc.	Phase I/II Ongoing	$474
• Entrada Therapeutics, Inc.	IND Submitted	$144
• PepGen Inc.	Phase II Ready	$35
• Prime Medicine, Inc.	IND-Enabling	$1,326
• ProQR Therapeutics N.V.	Pre-Clinical	$(3)
• Stoke Therapeutics, Inc.	Phase I/IIa Ongoing	$204
• Verve Therapeutics, Inc.	Phase Ib Ongoing	$761
• Voyager Therapeutics, Inc.	IND-Enabling	$148
• Wave Life Sciences Ltd.	Phase II Ready	$243

TD Cowen then selected a range of enterprise values derived from the selected companies of $145 million to $415 million for Korro Bio (the “selected enterprise value range”). This analysis indicated the following approximate implied equity value reference range for Korro Bio, as compared to the Korro Bio Equity Value:

Approximate Implied Equity Value Reference Range	Korro Bio Equity Value
$225 million – $495 million	$325,639,194.78

Although the selected companies were used for comparison purposes, none of those companies is directly comparable to Korro Bio nor, except for the selected enterprise value range, were individual estimated enterprise values derived from the selected companies independently determinative of the results of the selected publicly traded companies analysis described above. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the selected companies.

Discounted Cash Flow Analysis. TD Cowen performed a discounted cash flow analysis of Korro Bio by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Korro Bio was forecasted to generate during the fiscal years ending December 31, 2023 through December 31, 2045 to capture Korro Bio’s cash flows through profitability and loss of regulatory and patent exclusivity based on the Korro Bio forecasts (inclusive of the impact of Korro Bio’s potential net operating loss carryforwards per the management of Korro Bio), which forecasts, as prepared by the management of Korro Bio and adjusted by the management of Frequency, were probability-adjusted by the management of Frequency to reflect potential risks associated with the clinical development of Korro Bio’s products. For purposes of this analysis, stock-based compensation was treated as a cash expense. TD Cowen calculated implied terminal values for Korro Bio by applying to Korro Bio’s estimated unlevered, after-tax free cash flows for the fiscal year ending December 31, 2045 a perpetuity growth rate of (33)% and a selected range of probability of success rates of 10% to 20%. The present values of the cash flows and terminal values were then calculated using a selected range of discount rates of 14% to 16%. This analysis indicated the following approximate implied equity value reference range for Korro Bio, as compared to the Korro Bio Equity Value:

Approximate Implied Equity Value Reference Range	Korro Bio Equity Value
$185 million – $670 million	$325,639,194.78

Miscellaneous

The summary set forth above does not purport to be a complete description of all the analyses performed by TD Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. TD Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, TD Cowen believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, TD Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Frequency and Korro Bio. The analyses performed by TD Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty and are based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Frequency, Korro Bio, TD Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses performed by TD Cowen and its opinion were only one among many factors taken into consideration by the Frequency board of directors in evaluating the Korro Bio Equity Value and should not be considered as determinative of the views of the Frequency board of directors or Frequency management with respect to the Merger, the Korro Bio Equity Value or otherwise.

TD Cowen was selected by Frequency to act as financial advisor to Frequency in connection with the Merger because TD Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, TD Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

TD Cowen is acting as financial advisor to Frequency in connection with the Merger and will receive from Frequency for such services an aggregate fee of $2.0 million, of which a portion was payable in connection with TD Cowen’s opinion and $1.5 million is payable contingent upon consummation of the Merger. In addition, Frequency has agreed to reimburse TD Cowen’s expenses, including fees and expenses of counsel, and indemnify TD Cowen for certain liabilities, including liabilities under federal securities laws, that may arise out of TD Cowen’s engagement.

Although TD Cowen has not had a material relationship with Frequency unrelated to the Merger or Korro Bio during the two years preceding the date of TD Cowen’s opinion, TD Cowen in the future may provide services to Frequency, Korro Bio and/or their respective affiliates and may receive compensation for the rendering of such services. In addition, in the ordinary course of its business, TD Cowen and its affiliates may actively trade the securities of Frequency and/or its affiliates for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. The issuance of TD Cowen’s opinion was approved by TD Cowen’s fairness opinion review committee.

Certain Unaudited Financial Projections for Korro Bio

As a matter of course, Korro Bio does not publicly disclose long-term projections of future financial performance given among other things, the inherent difficulty of predicting financial performance for future periods and the possibility that the underlying assumptions and estimates may not be realized. However, in connection with the exploration of strategic opportunities described in the this proxy statement/prospectus, Korro Bio management prepared certain non-public, unaudited projections of financial performance for Korro Bio, which were provided to Frequency and adjusted by Frequency as further detailed in this section, or the Korro Bio Projections, based on its view of the prospects of Korro Bio.

The Korro Bio Projections did not give effect to any changes or expenses as a result of the Merger or any other effects of the Merger or any impact should the Merger fail to be consummated. The Korro Bio Projections were prepared solely for internal use and are subjective in many respects. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than estimated. The estimates and assumptions underlying the Korro Bio Projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions that may not materialize and are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Korro Bio’s control. There can be no assurance that the Korro Bio Projections will be realized and actual results may vary materially from those shown.

The prospective financial information included in this proxy statement/prospectus was not prepared with a view toward public dissemination or compliance with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles, or GAAP, but, in the view of Korro Bio management, was prepared on a reasonable basis, reflected, at the time the prospective financial information was prepared, the best currently available estimates and judgments of Korro Bio management, and presented, to the best of Korro Bio management’s knowledge and belief at that time, the expected course of action and the expected future financial performance of Korro Bio. However, this information is not fact and should not be relied upon as necessarily predictive of actual future results and readers of this proxy statement/prospectus are cautioned not to place undue reliance, if any, on the prospective financial information.

The Korro Bio Projections are included in this proxy statement/prospectus solely to give Frequency’s and Korro Bio’s stockholders access to certain long-term financial analyses and forecasts that were made available to Frequency and its financial advisor, and is not included in this proxy statement/prospectus to influence a Frequency stockholder’s decision whether to vote for the Merger Proposal or for any other purpose. The inclusion of the Korro Bio Projections in this proxy statement/prospectus does not constitute an admission or representation that the information is material. The inclusion of the Korro Bio Projections should not be regarded as an indication that Korro Bio and/or its affiliates, officers, directors, advisors or other representatives consider the Korro Bio Projections to be necessarily predictive of actual future events and this information should not be relied upon as such. None of Korro Bio, Frequency and/or their respective affiliates, officers, directors, advisors or other representatives gives any stockholder of Frequency or Korro Bio any assurance that actual results will not differ materially from the Korro Bio Projections. The Korro Bio Projections do not take into account any circumstances, transactions or events occurring after the date on which they were prepared.

Certain of the measures included in the Korro Bio Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Korro Bio may not be comparable to similarly titled amounts used by other companies.

Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by the Frequency Board in connection with its consideration of the Merger or by TD Cowen for purposes of its financial analyses. Accordingly, Korro Bio has not provided a reconciliation of the non-GAAP financial measures included in the Korro Bio Projections.

For the foregoing and other reasons, readers of this proxy statement/prospectus are cautioned that the inclusion of a summary of the Korro Bio Projections in this proxy statement/prospectus should not be regarded as a representation or guarantee that the targets will be achieved nor that they should place undue reliance, if any, on the Korro Bio Projections. The Korro Bio Projections constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the projected results. See also “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 1 of this proxy statement/prospectus. The Korro Bio Projections are also subject to many risks and uncertainties and you are urged to review the section entitled “Risk Factors” beginning on page 35 of this proxy statement/prospectus for a description of risk factors relating to the Merger and Korro Bio’s business.

The Korro Bio Projections are based on numerous variables and assumptions that were deemed reasonable as of the date on which such projections were finalized, including, among other things, the following material assumptions:

•	the material product revenue streams being net sales of Korro Bio’s product candidates for AATD in the United States and the United Kingdom, Germany, France, Spain and Italy, or collectively, the EU5;

•

a PiZZ genotype AATD population of approximately 100,000 in the United States and approximately 125,000 in the EU5 of which approximately 35% are estimated to be symptomatic patients and assuming a continued increase in treatable patients with growing awareness of AATD and diagnosis rate from approximately 33% in 2023 to approximately 75% in 2030;

•

a PiMZ genotype AATD population of approximately 6.2 million in the United States and approximately 6.9 million in the EU5 of which approximately 10% are estimated to be symptomatic patients and assuming a continued increase in treatable patients with growing awareness of AATD;

•	2030 launch for a product to treat the PiZZ genotype of AATD and 2032 for a product to treat the PiMZ genotype of AATD in the United States and 2032 for both products in the EU5;

•	loss of regulatory and patent exclusivity in 2043 in the United States and 2044 in the EU5 for Korro Bio’s AATD product candidates; and

•	peak market penetration in the United States and EU5 of 37.5% for each of Korro Bio’s AATD product candidates, based, in part, on other potentially competitive products to treat AATD.

The Korro Bio Projections were adjusted by Frequency management (i) to apply to estimated unlevered free cash flow for the fiscal year ending December 31, 2045 a perpetuity growth rate of negative 33%, (ii) to apply a selected range of probability of success rate of 10% to 20%, reflecting the probability of Korro Bio being able to successfully develop, obtain marketing approval for, and commercialize its AATD product candidates, including achieving market acceptance and obtaining adequate insurance coverage, (iii) to make certain adjustments to stock-based compensation expense for the fiscal years ending December 31, 2023, 2024 and 2025 and (iv) to apply a growth rate to stock-based compensation expense of 3% until a loss-of-exclusivity date of 2043 for the United States and 2044 for the EU5 and a proportional decrease based on revenue after such dates, or (i) through (iv) collectively, the Frequency Adjustments. The Frequency Board considered, among other things, the Korro Bio Projections, as adjusted by the Frequency Adjustments, in its evaluation of the Merger and determined that the time period and revenue figures presented in the Korro Bio Projections, as adjusted by the Frequency Adjustments, were reasonable based on, among other things, the anticipated time needed for development, regulatory approval and commercialization of an AATD product candidate and projected revenue for an AATD product. In evaluating these factors, the Frequency Board considered the early-stage of development of Korro Bio’s AATD product candidate, the years-long process of development and regulatory review required for a biopharmaceutical product candidate to be approved, the potential market for an AATD product, and the expected loss of regulatory and patent exclusivity for such a product based on current regulations. After review, the Frequency Board determined that the Korro Bio Projections, together with the Frequency Adjustments, were reasonable to provide to TD Cowen for its use and reliance in connection with its financial analyses and opinion described above in “Opinion of Frequency’s Financial Advisor” beginning on page 175.

The following table presents a summary of the Korro Bio Projections prepared by Korro Bio management, as adjusted by the Frequency Adjustments made by Frequency management.

($ in millions)	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Total Adjusted Revenue(1)	-	-	-	-	-	-	-	$32	$91	$221	$367	$536
Earnings Before Interest and Taxes(2)	($77)	($80)	($63)	($69)	($23)	($25)	($33)	($15)	$27	$125	$233	$358

NOPAT(3)	($77)	($80)	($63)	($69)	($23)	($25)	($33)	($15)	$25	$118	$167	$254

Unlevered Free Cash Flow(4)	($73)	($82)	($58)	($64)	($23)	($25)	($32)	($18)	$19	$105	$153	$237

($ in millions)	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Total Adjusted Revenue(1)	$662	$734	$799	$813	$827	$841	$855	$870	$713	$486	$331
Earnings Before Interest and Taxes(2)	$442	$491	$536	$546	$555	$565	$575	$585	$473	$312	$201

NOPAT(3)	$314	$349	$381	$387	$394	$401	$408	$415	$336	$222	$143

Unlevered Free Cash Flow(4)	$301	$342	$374	$386	$393	$400	$407	$414	$351	$244	$158

(1)	Equal to total risk-adjusted global net sales.
(2)

Earnings before interest and taxes is defined as total adjusted revenue less cost of goods sold, research and development expense, sales and marketing expense, general and administrative expense and stock-based compensation.

(3)	NOPAT is Net Operating Profits After Taxes and is defined as EBIT less taxes.
(4)

Unlevered free cash flow is defined as earnings before interest and taxes, less tax expense (if profitable), plus depreciation and amortization, less capital expenditures, and less change in net working capital.

Interests of Frequency Directors and Executive Officers in the Merger

In considering the recommendation of the Frequency board of directors with respect to issuing shares of Frequency common stock in the Merger and the other matters to be acted upon by the Frequency stockholders at the Frequency Annual Meeting, Frequency stockholders should be aware that the directors and executive officers of Frequency have interests in the Merger that may be different from, or in addition to, the interests of Frequency stockholders generally. These interests may present such directors and executive officers with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Frequency board of directors was aware of and considered these potential conflicts of interest, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Frequency stockholders approve the proposals to be presented to the stockholders for consideration at the Frequency Annual Meeting as contemplated in this proxy statement/prospectus.

Ownership Interests

As of August 31, 2023, Frequency’s non-employee directors and executive officers beneficially owned, in the aggregate, approximately 2.6% of the shares of Frequency common stock, excluding any shares of Frequency common stock issuable upon exercise or settlement of stock options, restricted stock units or performance stock units held by such individuals. The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual meeting by the holders entitled to vote thereon, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 4, 5, 6 and 7. The plurality of the votes cast by the holders of shares present in attendance or represented by proxy at the Frequency Annual Meeting and entitled to vote on the matter, assuming a quorum is present, is required for approval of Proposal No. 3. David L. Lucchino, Christopher R. Loose and each of Frequency’s non-employee directors have also entered into a support agreement in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 216 of this proxy statement/prospectus.

Treatment of Frequency Equity Awards

Frequency Options

Each outstanding option to purchase shares of Frequency common stock, which is referred to as a Frequency Option, that is outstanding and unvested will vest in full immediately prior to the Effective Time, including those Frequency Options held by Frequency’s executive officers and non-employee directors. The number of shares of Frequency common stock underlying such options and the exercise price of such options will be adjusted in accordance with Frequency’s 2019 Incentive Award Plan or 2014 Stock Incentive Plan, as applicable, to reflect the proposed Reverse Stock Split, as described under “Proposal No. 2: Approval of the Amendment to the Restated Certificate of Incorporation of Frequency Effecting the Reverse Stock Split–Principal Effects of the Reverse Stock Split–Equity Compensation Plans and Outstanding Equity-Based Awards” on page 243 of this proxy statement/prospectus, and the issuance of the CVRs.

Frequency estimates that the aggregate amount that would be payable, net of exercise price, to Frequency’s executive officers and non-employee directors as a group if they exercised their Frequency Options, whether vested or unvested, and immediately sold the Frequency common stock acquired upon exercise is $0. None of Frequency’s executive officers or non-employee directors hold Frequency Options for which the exercise price is less than $0.62, which is the average closing trading price of Frequency common stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement.

The table below sets forth information regarding the Frequency Options held as of August 31, 2023 by each person who is or has been during the period beginning on January 1, 2022 through the date of this proxy statement/prospectus, an executive officer or non-employee director of Frequency. The number of shares of Frequency common stock underlying such options and the exercise price of such options will be adjusted in accordance with Frequency’s 2019 Incentive Award Plan or 2014 Stock Incentive Plan, as applicable, to reflect the proposed Reverse Stock Split, as described under “Proposal No. 2: Approval of the Amendment to the Restated Certificate of Incorporation of Frequency Effecting the Reverse Stock Split–Principal Effects of the Reverse Stock Split–Equity Compensation Plans and Outstanding Equity-Based Awards” on page 243 of this proxy statement/prospectus, and the issuance of the CVRs. Depending on when the Effective Time occurs, certain options shown in the table may vest in accordance with their terms prior to the Effective Time.

Name	Number of Vested Options (#)	Value of Vested Options ($)(1)	Number of Unvested Options (#)	Value of Unvested Options ($)(1)
Executive Officers
David L. Lucchino	1,668,140	$—	125,866	$—
Christopher R. Loose(2)	980,479	$—	36,901	$—
Quentin McCubbin(3)	58,124	$—	31,876	$—
Carl P. LeBel(4)	—	$—	—	$—
Peter P. Pfreundschuh(5)	—	$—	—	$—
Wendy S. Arnold(6)	162,185	$—	42,815	$—
Non-Employee Directors
Robert S. Langer	387,080	$—	—	$—
Timothy J. Barberich	116,987	$—	—	$—
Michael Huang	44,538	$—	—	$—
Cynthia L. Feldmann	58,559	$—	826	$—
Joel S. Marcus(7)	44,538	$—	—	$—
Marc A. Cohen(8)	—	$—	—	$—

(1)

The estimated value of Frequency Options is the excess, if any, of (i) $0.62, which is the average closing trading price of Frequency common stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement on July 14, 2023, over (ii) the exercise price of the Frequency Option, multiplied by the number of shares underlying the vested or unvested portion, as applicable, of the Frequency Option as of July 14, 2023.

(2)

Dr. Loose, Frequency’s former Chief Scientific Officer, terminated employment with Frequency on July 28, 2023. In connection with Dr. Loose’s separation agreement, among other things, Dr. Loose’s unvested Frequency Options will remain outstanding and eligible to vest if the Merger closes and becomes effective on or before December 31, 2023.

(3)

Dr. McCubbin, Frequency’s former Chief Manufacturing Officer, terminated employment with Frequency on June 9, 2023, but continues to provide services to Frequency under a consulting agreement, dated June 10, 2023.

(4)	Dr. LeBel, Frequency’s former Chief Development Officer, terminated employment with Frequency on March 31, 2023.
(5)	Mr. Pfreundschuh, Frequency’s former Chief Financial Officer, terminated employment with Frequency on March 31, 2022.
(6)

Ms. Arnold, Frequency’s former Chief People Officer, terminated employment with Frequency on March 31, 2023, but continues to provide services to Frequency under a consulting agreement, dated April 1, 2023.

(7)	Mr. Marcus resigned as a member of Frequency’s board of directors on May 5, 2023.
(8)	Mr. Cohen’s term on Frequency’s board of directors ended in June 2022.

Frequency Restricted Stock Units and Frequency Performance Stock Units

Each restricted stock unit award covering shares of Frequency common stock that vests solely based on the holder’s continued employment or service, which is referred to as a Frequency Restricted Stock Unit, that is outstanding and unvested will vest in full immediately prior to the Effective Time, including those Frequency Restricted Stock Units held by Frequency’s executive officers. Each restricted stock unit award covering shares of Frequency common stock that does not vest solely based on the holder’s continued employment or service, including each such award that is subject to performance-vesting conditions, which is referred to as a Frequency Performance Stock Unit, that is outstanding and unvested immediately prior to the Effective Time will remain outstanding and subject to the same terms and conditions (including the same vesting terms and conditions) as were applicable under Frequency’s 2019 Incentive Award Plan after the Effective Time. The Frequency Restricted Stock Units and the Frequency Performance Stock Units will be adjusted in accordance with Frequency’s 2019 Incentive Award Plan to reflect the issuance of the CVRs.

Under the terms of each executive officer’s employment or letter agreement, in the event such executive officer’s employment is terminated by Frequency without cause or by the executive officer for good reason within 12 months after the Merger, the outstanding Frequency Performance Stock Units that are outstanding and unvested will vest in full (or, in the case of Mr. Lucchino, at target level of achievement) immediately prior to the executive officer’s termination or resignation. The number of shares of Frequency common stock underlying the Frequency Restricted Stock Units and Frequency Performance Stock Units will be adjusted to reflect the proposed Reverse Stock Split, as described under “Proposal No. 2: Approval of the Amendment to the Restated Certificate of Incorporation of Frequency Effecting the Reverse Stock Split—Principal Effects of the Reverse Stock Split—Equity Compensation Plans and Outstanding Equity-Based Awards” beginning on page 243 of this proxy statement/prospectus.

Frequency estimates that the aggregate value of the shares of Frequency common stock that would be payable to Frequency’s executive officers as a group upon vesting and settlement of the Frequency Restricted Stock Units and Frequency Performance Stock Units is $361,731 and $454,498, respectively. The amounts above are determined using a per share Frequency stock price of $0.62, which is the average closing trading price of Frequency common stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement.

The table below sets forth information regarding the Frequency Restricted Stock Units and Frequency Performance Stock Units held as of August 31, 2023 by each person who is or has been during the period beginning on January 1, 2022 and the date of this proxy statement/prospectus, an executive officer of Frequency. Frequency’s non-employee directors did not hold any Frequency Restricted Stock Units or Frequency Performance Stock Units as of such date. The Frequency Restricted Stock Units and Frequency Performance Stock Units will be adjusted in accordance with Frequency’s 2019 Incentive Award Plan to reflect the proposed Reverse Stock Split, as described under “Proposal No. 2: Approval of the Amendment to the Restated Certificate of Incorporation of Frequency Effecting the Reverse Stock Split—Principal Effects of the Reverse Stock Split—Equity Compensation Plans and Outstanding Equity-Based Awards” beginning on page 243 of this proxy statement/prospectus, and the issuance of the CVRs. Depending on when the Effective Time occurs, certain Frequency Restricted Stock Units and Frequency Preferred Stock Units shown in the table may vest in accordance with their terms prior to the Effective Time.

Name	Unvested Restricted Stock Units (#)	Value of Unvested Restricted Stock Units ($)(1)	Unvested Performance Stock Units (#)	Value of Unvested Performance Stock Units ($)(1)
Executive Officers
David L. Lucchino	280,000	$174,328	300,000	$186,780
Christopher R. Loose(2)	105,000	$65,373	—	$—
Quentin McCubbin(3)	105,000	$65,373	120,000	$74,712
Carl P. LeBel(4)	—	$—	—	$—
Peter P. Pfreundschuh(5)	—	$—	—	$—
Wendy S. Arnold(6)	91,000	$56,657	110,000	$68,486

(1)

The estimated value of each unvested Frequency Restricted Stock Unit and Frequency Performance Stock Unit is $0.62, which is the average closing trading price of Frequency common stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement on July 14, 2023. The Frequency Performance Stock Units vest in one installment upon a determination by Frequency’s board of directors of the completion of a bona fide, third-party security financing transaction in which Frequency receives gross proceeds of at least $25 million that occurs on or before December 31, 2023.

(2)

Dr. Loose, Frequency’s former Chief Scientific Officer, terminated employment with Frequency on July 28, 2023. In connection with Dr. Loose’s separation agreement, among other things, Dr. Loose’s unvested Frequency Restricted Stock Units will remain outstanding and eligible to vest if the Merger closes and becomes effective on or before December 31, 2023.

(3)

Dr. McCubbin, Frequency’s former Chief Manufacturing Officer, terminated employment with Frequency on June 9, 2023, but continues to provide services to Frequency under a consulting agreement, dated June 10, 2023.

(4)	Dr. LeBel, Frequency’s former Chief Development Officer, terminated employment with Frequency on March 31, 2023.
(5)	Mr. Pfreundschuh, Frequency’s former Chief Financial Officer, terminated employment with Frequency on March 31, 2022.
(6)

Ms. Arnold, Frequency’s former Chief People Officer, terminated employment with Frequency on March 31, 2023, but continues to provide services to Frequency under a consulting agreement, dated April 1, 2023.

Frequency Employee Stock Purchase Plan

Frequency sponsors its 2019 Employee Stock Purchase Plan, which is referred to as the Frequency ESPP, in which executive officers and other employees are eligible to participate. The Merger Agreement provides that, as soon as practicable after the date of the Merger Agreement, Frequency’s board of directors will adopt resolutions to provide that (a) no offering periods or purchase periods will begin after or in addition to the offering period underway as of the date of the Merger Agreement under the Frequency ESPP, (b) no payroll deductions or other contributions will be made or effected after the current offering period with respect to the Frequency ESPP, and (c) each Frequency ESPP participant’s accumulated contributions under the Frequency ESPP will be returned to the participant in accordance with the terms of the Frequency ESPP.

Executive Employment Arrangements

David L. Lucchino. Frequency is party to a second amended and restated executive employment agreement with Mr. Lucchino. Under the employment agreement, in the event Mr. Lucchino is terminated by Frequency without “cause”, or if he resigns for “good reason”, on or within 12 months following a “change in control” (as such terms are defined his employment agreement), he will be entitled to (i) base salary continuation for a period of 18 months, (ii) 100% of his target annual bonus, and (iii) all equity awards held by Mr. Lucchino will accelerate and vest (including performance vesting awards, which will vest at target level of achievement). To the extent Mr. Lucchino is covered under Frequency’s health plan at the time of such termination or resignation, Frequency is required to pay the employer’s portion of Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, premium payments for Mr. Lucchino and his covered dependents through the severance period. The severance payments and benefits provided under the employment agreement are subject to Mr. Lucchino’s execution and non-revocation of a release of claims in favor of Frequency and continued compliance with certain restrictive covenants described below.

All of the executive officers have entered into restrictive covenant agreements with Frequency that generally contain 12-month post-employment non-competition and non-solicitation covenants.

Drs. LeBel, Loose and McCubbin, Mr. Pfreundschuh, and Ms. Arnold each previously terminated employment with Frequency and none of them are entitled to receive compensatory payments in connection with the Merger; however, Dr. McCubbin and Ms. Arnold’s Frequency equity awards, including Frequency Options and Frequency Restricted Stock Units, shall continue to vest in accordance with their terms until the termination of their consulting agreements, dated June 10, 2023 and May 1, 2023, respectively, collectively referred to herein as the Consulting Agreements, and Dr. Loose’s unvested Frequency Options and Frequency Restricted Stock Units will remain outstanding and eligible to vest if the Merger closes and becomes effective on or before December 31, 2023.

Under the Consulting Agreements, Dr. McCubbin and Ms. Arnold provide counsel and support as requested on manufacturing and operational and employee matters, respectively, for a fee of $300 per hour, not to exceed 15 hours per month for Dr. McCubbin or 12 hours per month for Ms. Arnold, in each case, without the prior written consent of Mr. Lucchino.

Director Position Following the Merger

Mr. Lucchino is currently a director of Frequency and will continue as a director of the combined company after the Effective Time.

Interests of Korro Bio Directors and Executive Officers in the Merger

In considering the recommendation of the Korro Bio board of directors with respect to approving the Merger, stockholders should be aware that certain members of Korro Bio’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Korro Bio stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The board of directors of Korro Bio was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Korro Bio stockholders approve the Merger as contemplated by this proxy statement/prospectus.

Ownership Interests

As of August 31, 2023, Korro Bio’s non-employee directors and executive officers beneficially owned, in the aggregate, approximately 3.97% of the shares of Korro Bio capital stock, which for purposes of this subsection excludes any Korro Bio shares issuable upon exercise of Korro Bio stock options held by such individuals. Such shares of Korro Bio capital stock will be converted into shares of Frequency common stock at the Effective Time. Each of Korro Bio’s officers, directors and affiliated stockholders have also entered into a support agreement in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 216 of this proxy statement/prospectus.

Stock Options

Korro Bio’s directors and executive officers currently hold options, subject to vesting, to purchase shares of Korro Bio common stock. At the Effective Time, each option to purchase Korro Bio common stock that is outstanding and unexercised immediately prior to the Effective Time under the Korro Bio, Inc. 2019 Stock Incentive Plan, which has been amended and restated from time to time and was most recently amended in March 2023, or the Korro Bio 2019 Plan, whether or not vested, will be converted into an option to purchase Frequency common stock. Frequency will assume the Korro Bio 2019 Plan. All rights with respect to Korro Bio common stock under Korro Bio options assumed by Frequency will be converted into rights with respect to Frequency common stock. Accordingly, from and after the Effective Time, each Korro Bio stock option assumed by Frequency may be exercised for such number of shares of Frequency common stock as is determined by multiplying the number of shares of Korro Bio common stock subject to the option by the exchange ratio formula in the Merger Agreement and rounding that result down to the nearest whole number of shares of Frequency common stock. The per share exercise price of the converted option will be determined by dividing the existing exercise price of the option by the exchange ratio formula in the Merger Agreement and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Korro Bio option assumed by Frequency will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Korro Bio options will generally remain unchanged. The table below sets forth certain information with respect to such options, without giving effect to the conversion and assumption of the Korro Bio options at the Effective Time.

The following table details the outstanding options held by Korro Bio’s directors and executive officers as of August 31, 2023.

Executive Officers	Shares of Common Stock Underlying Options (#)	Volume Weighted Average Option Exercise Price ($)
Ram Aiyar	4,088,195	$0.75
Vineet Agarwal	994,695	$0.67
Todd Chappell	477,443	$0.79
Steve Colletti	1,044,439	$1.09
Shelby Walker	477,453	$1.09
Non-Employee Directors
Nessan Bermingham	1,846,992	$0.70
Omar Khwaja	75,000	$0.58
Ali Behbahani	—	—
Hannah Chang	—	—
Jean-Francois Formela	—	—

Management Following the Merger

As described elsewhere in this proxy statement/prospectus, including in the section captioned “Management Following the Merger,” four of Korro Bio’s directors and all of Korro Bio’s executive officers are expected to become the directors and executive officers, respectively, of the combined company upon the closing of the Merger, in connection with which they may enter into new employment agreements to reflect their status as executive officers of a publicly-traded company.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Frequency directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Indemnification and Insurance for Directors and Officers” beginning on page 209 below.

Compensation Committee Interlocks and Insider Participation

In connection with the closing, the combined company’s board of directors is expected to select members of the compensation committee. Each member of the compensation committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the Merger.

Non-Employee Director Compensation

During the fiscal year ended December 31, 2022, Korro Bio did not have a formal non-employee director compensation program; however, Korro Bio has provided certain non-employee directors with cash retainers for their services as members of the board of directors. Following completion of the Merger, it is expected that the combined company will provide compensation to non-employee directors pursuant to a new non-employee director compensation policy that is expected to be adopted post-closing, and which will be designed to enable the combined company to attract and retain, on a long-term basis, highly qualified non-employee directors.

2023 Stock Option and Incentive Plan

In August 2023, Frequency’s board of directors, subject to stockholder approval and the closing, adopted the 2023 Stock Option and Incentive Plan, or the 2023 Plan. If Frequency’s stockholders approve the 2023 Plan, it will become effective upon the closing of the Merger. For a summary of the 2023 Plan, see Proposal No. 5 in this proxy statement/prospectus.

2023 Employee Stock Purchase Plan

In August 2023, Frequency’s board of directors, subject to stockholder approval and the closing, adopted the 2023 Employee Stock Purchase Plan, or the 2023 ESPP. If Frequency’s stockholders approve the Frequency 2023 ESPP, it will become effective upon the closing of the Merger. For a summary of the 2023 ESPP, see Proposal No. 6 in this proxy statement/prospectus.

Indemnification and Insurance for Directors and Officers

Under the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Frequency and the surviving corporation in the merger agreed to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Frequency or Korro Bio, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of Frequency or of Korro Bio, whether asserted or claimed prior to, at or after the Effective Time. From and after the Effective Time, Frequency and the surviving corporation in the Merger will also fulfill Frequency’s and Korro Bio’s indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the Effective Time, a director or officer of Frequency or Korro Bio.

The Merger Agreement also provides that the provisions of the amended and restated certificate of incorporation and amended and restated bylaws of Frequency with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Frequency that are presently set forth in the amended and restated certificate of incorporation and amended and restated bylaws of Frequency will not be amended modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Frequency, unless such modification is required by applicable law. The amended and restated certificate of incorporation and amended and restated bylaws of the surviving corporation will contain, and Frequency will cause the amended and restated certificate of incorporation and amended and restated bylaws of the surviving corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the amended and restated certificate of incorporation and amended and restated bylaws of Frequency.

From and after the Effective Time, Frequency will maintain director and officers’ liability insurance policies, with an effective date as of the closing date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Frequency. In addition, Frequency will secure and purchase a six year “tail policy” on Frequency’s existing directors’ and officers’ liability insurance policy with an effective date as of the date of the closing.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two (2) business days unless any conditions remain unsatisfied or unwaived) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Korro Bio stockholders and the approval by the Frequency stockholders of the issuance of Frequency common stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the closing of the Merger. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Frequency and Korro Bio and specified in the certificate of merger. Neither Frequency nor Korro Bio can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

In the United States, Frequency must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Frequency common stock to Korro Bio’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus with the SEC. Frequency does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.

Anticipated Accounting Treatment

The Merger is expected to be treated by Frequency as a reverse merger and will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. For accounting purposes, Korro Bio is considered to be acquiring the assets and liabilities of Frequency in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Korro Bio’s stockholders will own a substantial majority of the voting rights of the combined company; (ii) Korro Bio will designate a majority (4 of 7) of the initial members of the board of directors of the combined company; (iii) Korro Bio’s executive management team will become the management of the combined company; and (iv) the combined company will be named Korro Bio, Inc. and be headquartered in Cambridge, MA. See the “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this proxy statement/prospectus for additional information.

Nasdaq Stock Market Listing

Shares of Frequency common stock are currently listed on Nasdaq under the symbol “FREQ.” Frequency has agreed to use commercially reasonable efforts to cause the shares of Frequency common stock being issued in the Merger to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Effective Time.

In addition, under the Merger Agreement, each of Frequency’s and Korro Bio’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Frequency common stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the Merger.

If the Nasdaq Listing Application is accepted, Frequency anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the Merger under the trading symbol “KRRO.” As of September 27, 2023, the closing stock price of Frequency common stock was $0.3853.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, Frequency stockholders are not entitled to appraisal rights in connection with the Merger.

Korro Bio stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The discussion below is not a complete summary regarding Korro Bio stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex K. Stockholders intending to exercise appraisal rights should carefully review Annex K. Failure to follow precisely any of the statutory procedures set forth in Annex K may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Korro Bio stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.

If the Merger is completed, within ten days after the effective date of the Merger, Korro Bio will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of Korro Bio common stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Korro Bio within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Korro Bio of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Korro Bio common stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Korro Bio, Inc., c/o Goodwin Procter LLP, 100 Northern Avenue, Boston, MA 02210, Attention: Kingsley Taft, and should be executed by, or on behalf of, the record holder of shares of Korro Bio common stock. ALL DEMANDS MUST BE RECEIVED BY KORRO BIO WITHIN 20 DAYS AFTER THE DATE KORRO BIO MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Korro Bio common stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Korro Bio common stock.

To be effective, a demand for appraisal by a holder of shares of Korro Bio common stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Korro Bio. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.

If you hold your shares of Korro Bio common stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to Korro Bio. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Korro Bio common stock.

Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within ten days after the stockholder’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Korro Bio, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Korro Bio common stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Frequency, Korro Bio or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Frequency and Merger Sub, on the one hand, and Korro Bio, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Frequency and Korro Bio do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Frequency or Korro Bio, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Frequency, Merger Sub and Korro Bio and are modified by the disclosure schedules.

Structure

Subject to the terms and conditions of the Merger Agreement, and subject to the applicable provisions of Delaware law, at the completion of the Merger, Merger Sub, a wholly owned subsidiary of Frequency formed by Frequency in connection with the Merger, will merge with and into Korro Bio, with Korro Bio surviving as a wholly owned subsidiary of Frequency.

Completion and Effectiveness of the Merger

The closing of the Merger will take place remotely no later than the second business day after all of the conditions precedent set forth in Article VI of the Merger Agreement have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the closing of the Merger) or at such other time, date and place as Frequency and Korro Bio may mutually agree in writing. Frequency and Korro Bio are working to complete the Merger as quickly as practicable and expect that the Merger will be completed during the fourth quarter of 2023, subject to the approval of Frequency’s stockholders. However, Frequency and Korro Bio cannot predict the completion of the Merger or the exact timing of the completion of the Merger because it is subject to various conditions.

Merger Consideration

At the Effective Time (after giving effect to the conversion of Korro Bio preferred stock as described below), upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Korro Bio common stock outstanding immediately prior to the Effective Time (excluding Korro Bio common stock issued in the Pre-Closing Financing) will be converted solely into the right to receive a number of shares of Frequency common stock equal to the amount of Korro Merger Shares described in the section titled “The Merger Agreement–Korro Merger Shares” beginning on page 196 in this proxy statement/prospectus multiplied by the applicable stockholder’s percentage interest in Korro Bio as set forth on the Allocation Certificate required under the Merger Agreement. If any Korro Bio common stock outstanding immediately prior to the Effective Time is unvested or is subject to a repurchase option or a risk of forfeiture under any applicable agreement with Korro Bio, then the shares of Frequency common stock issued in exchange for such shares of Korro Bio common stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Frequency common stock will be marked with appropriate legends.

At the Effective Time, by virtue of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, the Korro Bio common stock issued in the Pre-Closing Financing will be converted solely into the right to receive a number of shares of Frequency common stock equal to the amount of the Pre-Closing Financing Merger Shares described in the section titled “The Merger Agreement–Pre-Closing Financing Merger Shares” beginning on page 196 in this proxy statement/prospectus multiplied by the percentage of the proceeds of the Pre-Closing Financing represented by the applicable stockholder’s investment in the Pre-Closing Financing, as set forth on the Allocation Certificate.

No fractional shares of Frequency common stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Frequency common stock resulting from the conversion of Korro Bio capital stock into the right to receive a number of Frequency common stock to a holder of Korro Bio common stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.

At the Effective Time, by virtue of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the combined company. If applicable, each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the combined company until presented for transfer or exchange.

All Korro Bio preferred stock will be converted into Korro Bio common stock as of immediately prior to the Effective Time in accordance with, and pursuant to the terms and conditions of, the organizational documents of Korro Bio.

Allocation Certificate

In accordance with the Merger Agreement, prior to the closing date, Korro Bio will prepare and deliver to Frequency a certificate, or the Allocation Certificate, setting forth (as of immediately prior to the Effective Time): (a) the name and address of each holder of Korro Bio Capital Stock, Korro Bio Options or Korro Bio Warrants, and the number and type of Korro Bio Capital Stock held as of the closing date for each such holder or, with respect to each Korro Bio Option or Korro Bio Warrant, the grant date of such Korro Bio Option or Korro Bio Warrant and the number of shares subject to such Korro Bio Option or Korro Bio Warrant, (b) the number of shares of Frequency Common Stock to be issued to such holder pursuant to the Merger Agreement in respect of the Korro Bio Capital Stock held by such holder as of immediately prior to the Effective Time or, with respect to each Korro Bio Option or Korro Bio Warrant, the number of shares of Frequency Common Stock to be subject to the applicable Assumed Option or Assumed Warrant as of immediately prior to the Effective Time following the conversion of such Korro Bio Option or Korro Bio Warrant into an Assumed Option or Assumed Warrant in accordance with the Merger Agreement, and (c) each investor in the Pre-Closing Financing, the total investment to be made by such investor in the Pre-Closing Financing, the percentage of the proceeds of the Pre-Closing Financing represented by such stockholder’s investment in the Pre-Closing Financing, and the number of shares of Frequency Common Stock to be issued to such holder pursuant to the Merger Agreement.

Korro Merger Shares

The formula to calculate Korro Merger Shares, subject to the terms and conditions of the Merger Agreement, is the product determined by multiplying (i) the Post-Closing Frequency Shares by (ii) the Korro Allocation Percentage, in which:

•	“Aggregate Valuation” means the sum of (A) the Korro Equity Value, plus (B) the Frequency Valuation, plus (C) the proceeds of the Pre-Closing Financing.

•	“Frequency Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Frequency Valuation by (B) the Aggregate Valuation.

•

“Frequency Equity Value” means (A) if Frequency Net Cash (as described in the section titled “The Merger Agreement – Calculation of Frequency’s Net Cash”) is $22,000,000 or less at closing, then $12,500,000, (B) if Frequency Net Cash is more than $22,000,000 but less than or equal to $25,000,000 at closing, then $15,000,000 or (C) if Frequency Net Cash is more than $25,000,000 at closing, then an amount equal to (i) Frequency Net Cash minus (ii) $10,000,000.

•

“Frequency Outstanding Shares” means, subject to the terms and conditions of the Merger Agreement (including, without limitation, the effects of the Reverse Stock Split), the total number of shares of Frequency common stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, and assuming, without limitation or duplication, (A) the issuance of shares of Frequency common stock in respect of all Frequency Options that do not have an exercise price equal to or greater than $1.00 per share (as adjusted for any stock splits or reverse stock splits after the date of the Merger Agreement) that will be outstanding as of immediately prior to the Effective, (B) the settlement in shares of Frequency common stock of Frequency restricted stock units that vest solely based on the holder’s employment or service and that are outstanding as of immediately prior to the Effective Time on a net settlement basis as provided in the Merger Agreement and (C) the exclusion of shares of Frequency common stock held by Frequency as treasury stock or owned by Korro Bio or any of its subsidiaries or any subsidiary of Frequency immediately prior to the Effective Time. Notwithstanding any of the foregoing, Frequency Options that have an exercise price equal to or greater than $1.00 per share (as adjusted for any stock splits or reverse stock splits after the date of the Merger Agreement) shall not be included in the total number of shares of Frequency common stock outstanding for purposes of determining the Frequency Outstanding Shares.

•	“Frequency Valuation” means (A) the Frequency Equity Value plus (B) Frequency Net Cash.

•	“Korro Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Korro Equity Value by (B) the Aggregate Valuation.

•	“Korro Equity Value” means $325,639,194.78.

•	“Post-Closing Frequency Shares” mean the quotient determined by dividing (A) the Frequency Outstanding Shares by (B) the Frequency Allocation Percentage.

For the avoidance of doubt, the proceeds from the Pre-Closing Financing will not be included in the calculation or determination of the Korro Equity Value, the Frequency Valuation or any component thereof.

Pre-Closing Financing Merger Shares

The formula to calculate the Pre-Closing Financing Merger Shares, subject to the terms and conditions of the Merger Agreement, is the product determined by multiplying (i) the Post-Closing Frequency Shares by (ii) the Pre-Closing Financing Allocation Percentage, in which:

•	“Post-Closing Frequency Shares” is defined above.

•	“Pre-Closing Financing Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the proceeds of the Pre-Closing Financing by (B) the Aggregate Valuation.

•	“Aggregate Valuation” is defined above.

Calculation of Frequency’s Net Cash

Pursuant to the terms of the Merger Agreement, Frequency’s “Net Cash” means the sum (without duplication) of the following:

•

Frequency’s cash and cash equivalents and marketable securities (including any proceeds received, or to be received, by Frequency or any of its subsidiaries in connection with the MS Asset Disposition described under the section titled “The Merger Agreement–Potential Asset Sale”);

minus:

•

fees and expenses of Frequency incurred in connection with the transactions contemplated by the Merger Agreement, including for the avoidance of doubt, transaction expenses of Frequency to the extent unpaid as of the closing of the Merger;

•	unpaid indebtedness for borrowed money of Frequency and its subsidiaries;

•

any and all liabilities of Frequency (A) to any current or former employee, officer, director, consultant, independent contractor or other non-employee service provider of Frequency or any of its subsidiaries for change in control or transaction bonuses, retention bonuses, severance or similar compensatory payments or benefits that are due and payable as a result of the completion of the transactions contemplated by the Merger Agreement, together with any other event (including the employer portion of any payroll taxes payable with respect thereto), (B) with respect to the unfunded or underfunded portion of any defined benefit pension plan, accrued employer contributions to a defined contribution pension plan, postretirement health and welfare benefit plan, and supplemental

•	executive retirement plan, and (C) accrued but unpaid bonuses, severance and vacation or paid time off (including the employer portion of any payroll taxes payable with respect thereto);

plus:

•	all prepaid expenses set forth in the Frequency disclosure schedule;

•

expenses paid, or liabilities incurred, prior to closing, that are approved in writing by Korro Bio to be covered by Frequency’s D&O insurance in excess of the deductible and within overall policy limits;

•	deposits set forth in the Frequency disclosure schedule;

minus:

•

the sum of Frequency’s consolidated short-term and long-term contractual obligations accrued at the date of the closing of the Merger (but excluding deferred revenue and any accruals otherwise accounted for in Frequency Net Cash);

•

all costs and expenses relating to the winding down of Frequency’s or any of its subsidiaries prior research and development activities, including any such accounts payable or accrued expenses associated with the termination of any contractual arrangement of Frequency contemplated by the Merger Agreement;

•	any pre-payment, termination “end-of-term” or similar fee or charge payable to any lender in connection with the repayment of indebtedness by Frequency at or prior to the Effective Time;

•	any accounts payable and accrued expenses (other than accrued expenses which are transaction expenses and excluding any accruals otherwise accounted for in Frequency Net Cash);

•

all payables or obligations, whether absolute, contingent or otherwise, related to Frequency under that certain Lease Agreement, dated January 7, 2020, by and between Frequency and HCP/King 75 Hayden LLC, as may be amended or supplemented from time to time (net of any rights of Frequency to receive payments relating to the property subject to such lease);

•

the employer portion of any payroll taxes payable as a result of the vesting and settlement of each outstanding and unvested Frequency restricted stock unit pursuant to the terms of the Merger Agreement; and

•	all costs, fees and expenses relating to the legal matter(s) set forth in the Frequency disclosure schedule and any settlement(s) related thereto.

For avoidance of doubt, the cash and cash equivalents received in the Pre-Closing Financing will be excluded from the calculation of Frequency Net Cash.

Not less than ten business days prior to the anticipated date of the closing of the Merger as mutually agreed in good faith by Frequency and Korro Bio, Frequency will deliver to Korro Bio a net cash schedule setting forth, in reasonable detail, Frequency’s good faith estimated calculation of its Net Cash as of the close of business on the closing date of the Merger, prepared and certified by Frequency’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal financial and accounting officer of Frequency) together with the relevant work papers and back -up materials used or useful in preparing the net cash schedule as reasonably requested by Korro Bio. Within five business days after delivery of such Net Cash schedule (the last day of such period referred to as the response date), Korro Bio will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to Frequency (referred to herein as a dispute notice). Any dispute notice will identify in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to Frequency’s Net Cash calculation.

If Korro Bio disputes the Net Cash schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of net cash. If the parties are unable to negotiate an agreed-upon determination of net cash or any component thereof within two calendar days after the delivery of Korro Bio’s dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing jointly selected by Frequency and Korro Bio or another independent auditor of recognized national standing mutually agreed upon by Frequency and Korro Bio. The determination of the amount of net cash made by such accounting firm shall be final and binding on Frequency and Korro Bio.

Frequency’s Net Cash balance is subject to numerous factors, some of which are outside of Frequency’s control. The actual amount of Net Cash will depend significantly on the timing of the closing of the Merger. In addition, the closing of the Merger could be delayed if Frequency and Korro Bio are not able to agree upon the amount of Frequency’s Net Cash as of the cash determination time.

Treatment of Korro Bio Warrants

Each warrant issued by Korro Bio outstanding immediately prior to the Effective Time will automatically be converted, at the Effective Time, into a warrant, or an Assumed Warrant, to acquire, on the same terms and conditions (including, without limitation, the exercisability terms and conditions) as were applicable under the warrant issued by Korro Bio to SVB as described in Note 8 of Korro Bio’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus to such Korro Bio warrant immediately prior to the Effective Time, the number of shares of Frequency common stock under the Assumed Warrant determined by multiplying the number of shares of Korro Bio common stock subject to such Korro Bio warrant immediately prior to the Effective Time by the applicable holder’s percentage interest in Korro Bio with respect to such Korro Bio warrant as set forth on the Allocation Certificate (such percentage interest, the “Warrant Exchange Ratio”), rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Korro Bio warrant immediately prior to the Effective Time by the Warrant Exchange Ratio, rounding up to the nearest whole cent.

Treatment of Korro Bio Options

Each option to purchase shares of Korro Bio common stock outstanding as of immediately prior to the Effective Time shall automatically be converted, at the Effective Time, into an option to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions), the number of shares of Frequency common stock equal to the number of shares of Korro Bio common stock subject to such option as of immediately prior to the Effective Time multiplied by the exchange ratio formula in the Merger Agreement and rounding that result down to the nearest whole number of shares.

Treatment of Frequency Common Stock, Frequency Options, Frequency Restricted Stock Units and Frequency Performance Stock Units

Each outstanding Frequency Option will remain outstanding and such options, subject to proportionate adjustment in accordance with the terms of Frequency’s 2019 Incentive Award Plan or 2014 Stock Incentive Plan, as applicable, to reflect the Reverse Stock Split and the issuance of the CVRs, will be unaffected by the Merger, provided that each such Frequency Option that is unvested will vest in full immediately prior to the Effective Time. Each restricted stock unit award covering shares of Frequency common stock that is outstanding will remain outstanding and such restricted stock unit awards, subject to proportionate adjustment in accordance with the terms of Frequency’s 2019 Incentive Award Plan to reflect the Reverse Stock Split and issuance of the CVRs, will be unaffected by the Merger, provided that each restricted stock unit award that vests solely based on the holder’s continued employment or service will vest in full immediately prior to the Effective Time.

Frequency Employee Stock Purchase Plan

As soon as practicable after the date of the Merger Agreement, Frequency’s board of directors will adopt resolutions to provide that (a) no offering periods or purchase periods will begin after or in addition to the offering period underway as of the date of the Merger Agreement under the Frequency ESPP, (b) no payroll deductions or other contributions will be made or effected after the current offering period with respect to the Frequency ESPP, (c) each Frequency ESPP participant’s accumulated contributions under the Frequency ESPP will be returned to the participant in accordance with the terms of the Frequency ESPP, and (d) the Frequency ESPP will be terminated immediately prior to the Effective Time.

Procedures for Exchanging Korro Bio Stock Certificates

On or prior to the closing date, Frequency and Korro Bio will jointly select an exchange agent and, at the Effective Time, Frequency will deposit with the exchange agent evidence of book-entry shares representing the shares of Frequency capital stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Korro Bio common stock.

Promptly after the Effective Time, the exchange agent will mail to each record holder of Korro Bio common stock that were converted into the right to receive Korro Merger Shares (i) a letter of transmittal and (ii) instructions effecting the surrender of Korro Bio common stock in exchange for book-entry shares of Frequency capital stock. Upon delivery to the exchange agent of a duly executed letter of transmittal and such other documents as may reasonably be required by the exchange agent or Frequency, the holder of such Korro Bio common stock shall be entitled to receive in exchange therefor book-entry shares representing that Korro Merger Shares that such holder has the right to receive pursuant to the Merger Agreement. No dividends or other distributions declared or made with respect to Frequency capital stock with a record date after the Effective Time shall be paid to the holder of any Korro Bio common stock with respect to the shares of Frequency capital stock that such holder has the right to receive in the Merger until such holder delivers a duly executed letter of transmittal (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

Any shares of Frequency capital stock deposited with the exchange agent that remain undistributed to holders of Korro Bio common stock as of the date that is 180 days after the closing date shall be delivered to Frequency upon demand, and any holders of Korro Bio common stock who have not theretofore delivered a duly executed letter of transmittal in accordance with the terms and conditions of the Merger Agreement shall thereafter look only to Frequency for satisfaction of their claims for Frequency capital stock and any dividends or distributions with respect to shares of Frequency capital stock.

HOLDERS OF KORRO BIO COMMON STOCK SHOULD NOT SEND IN THEIR KORRO BIO STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF KORRO BIO STOCK CERTIFICATES.

Directors and Officers of Frequency Following the Merger

Pursuant to the Merger Agreement, each of the directors and officers of Frequency who will not continue as directors or officers of Frequency following the Effective Time will resign effective as of the Effective Time. Effective as of the Effective Time, the Frequency board of directors will consist of a total of seven directors, four of whom will be designated by Korro Bio, two of whom will be independent directors, and one of whom will be designated by Frequency. Korro Bio has designated Ram Aiyar, Ali Behbahani, Nessan Bermingham, and Jean-Francois Formela to serve as members of the Frequency board of directors and Frequency has designated David Lucchino to serve as a member of the Frequency board of directors. Timothy Pearson and will serve as an independent director on the Frequency board of directors, and there will be a vacancy for the second independent director until identified.

In addition, upon the closing of the Merger, Ram Aiyar, PhD will serve as President and Chief Executive Officer, Steve Colletti, PhD will serve as Chief Scientific Officer, Vineet Agarwal will serve as Chief Financial Officer, Todd Chappell will serve as Senior Vice President, Strategy and Portfolio Planning and Shelby Walker will serve as Senior Vice President, and General Counsel.

Amendment of the Restated Certificate of Incorporation of Frequency

Frequency agreed to amend its Restated Certificate of Incorporation to (i) change the name of Frequency to “Korro Bio, Inc.”, (ii) effect the proposed Reverse Stock Split if deemed necessary by Frequency and Korro Bio and authorize sufficient Frequency common stock for the issuance of Frequency common stock to the stockholders of Korro Bio pursuant to the terms of the Merger Agreement and (iii) make such other changes as are mutually agreeable to Frequency and Korro Bio.

Potential Asset Sale

Frequency is entitled, but under no obligation, to sell, transfer, license, assign or otherwise divest any or all of the assets and rights relating to Frequency’s MS remyelination program, or the MS Assets, in a transaction or series of transactions, or the MS Asset Disposition.

Each party acknowledges that Frequency may not be successful in completing, or may determine not to proceed with, the MS Asset Disposition. Notwithstanding the foregoing, Frequency may not enter into any agreement with respect to the MS Asset Disposition that would result in a material continuing obligation or liability without the prior written consent of Korro Bio (not to be unreasonably withheld, conditioned or delayed), provided, however, that Frequency will provide Korro Bio with a copy of any agreement with respect to an MS Asset Disposition that would be reasonably likely to result in a material continuing obligation or liability of either Frequency or Korro Bio on or after the Effective Time at least five business days prior to entry into such agreement.

In the event that the MS Asset Disposition has not occurred on or prior to the closing of the Merger, for a period of one year following the closing of the Merger, Frequency will use commercially reasonable efforts to sell, transfer, assign, out-license or otherwise divest the MS Assets with a term of not more than 10 years. The net proceeds from such sale, transfer, license, assignment or other divestiture or commercialization of the MS Assets following the Effective Time shall be payable to the holders of CVRs pursuant to the CVR Agreement as described below in the sections titled “The Merger Agreement–Contingent Value Rights” beginning on page 205 of this proxy statement/prospectus and “Agreements Related to the Merger–Contingent Value Rights Agreement” beginning on page 218 in this proxy statement/prospectus.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Frequency and Korro Bio for a transaction of this type relating to, among other things:

•	due organization; subsidiaries,

•	organizational documents,

•	authority; binding nature of the Merger Agreement,

•	vote required,

•	non-contravention; consents,

•	capitalization,

•	financial statements,

•	absence of changes,

•	absence of undisclosed liabilities,

•	title to assets,

•	real property; leasehold,

•	intellectual property,

•	agreements, contracts and commitments,

•	compliance; permits; restrictions,

•	legal proceedings; orders,

•	tax matters,

•	employee and labor matters; benefit plans,

•	environmental matters,

•	insurance,

•	no financial advisors,

•	transactions with affiliates,

•	privacy and data security, and

•	opinion of Frequency’s financial advisor.

Korro Bio makes additional representations and warranties, relating to the Pre-Closing Financing described in the section titled “Korro Bio Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Frequency makes additional representations and warranties relating to, among other things, SEC filings and the valid issuance of Frequency common stock in connection with the Merger.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of one of the conditions to the obligations of Frequency and Korro Bio to complete the Merger.

Covenants; Conduct of Business Pending the Merger

Korro Bio has agreed that until the earlier of the Effective Time and the termination of the Merger Agreement, except as required by applicable law, as otherwise provided by the Merger Agreement and the transactions contemplated thereby or with Frequency’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Korro Bio will, and will cause its subsidiaries to, use their commercially reasonable efforts to conduct its operations in the ordinary course of its business and to preserve intact the present business organizations and goodwill of the business and the present relationships of the business with material customers and suppliers. Without limiting the generality of the foregoing, until the earlier of the Effective Time and the termination of the Merger Agreement, except as required by applicable law, as otherwise provided by the Merger Agreement and the transactions contemplated thereby or with Frequency’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Korro Bio will not, and will cause its subsidiaries not to:

•

sell, lease, license or otherwise dispose of any material assets of Korro Bio, or in either case, any interests therein, except (i) pursuant to existing contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the ordinary course of its business;

•

take any action with respect to any equity interests of Korro Bio or any of its subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

•	create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness, other than the incurrence of indebtedness in the ordinary course of its business;

•	issue, deliver, sell, grant, pledge, transfer, subject to any encumbrance or dispose of any Korro Bio capital stock or the securities of any subsidiary of Korro Bio;

•	create or otherwise incur any encumbrance on any material asset of Korro Bio or any of its subsidiaries, other than permitted encumbrances;

•	make any loans, advances or capital contributions to, or investments in, any person other than Korro Bio, other than in the ordinary course of its business in all material respects;

•

adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any material contract, other than any amendment or modification entered into in the ordinary course of its business and containing terms not materially less favorable to Korro Bio than the terms of such contract in effect as of the date of the Merger Agreement;

•

enter into any contract that would be required to be disclosed as a material contract if such contract were in effect as of the date of the Merger Agreement, other than any such contract entered into in the ordinary course of its business;

•

except in the ordinary course of its business, as required by any Korro Bio employee plan or as required by applicable law, (i) increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any current or former employee, consultant, officer, director, independent contractor or other non-employee service provider of Korro Bio or any of its subsidiaries, provided that such increases do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for Korro Bio and its subsidiaries, (ii) grant or pay any bonuses to any current or former employee, consultant, officer, director, independent contractor or other non-employee service provider of Korro Bio or any of its subsidiaries, (iii) establish, enter into or adopt any new Korro Bio employee plan or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Korro Bio and its subsidiaries or the combined company, any existing Korro Bio employee plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any current or former employee, consultant, officer, director, independent contractor or other non-employee service provider of Korro Bio or any of its subsidiaries, (iv) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any current or former employee, consultant, officer, director, independent contractor or other non-employee service provider of Korro Bio or any of its subsidiaries, (v) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards under any Korro Bio employee plan or (vi) hire, terminate (other than for cause), promote or change the employment status or title of any current or former employee, consultant, officer, director, independent contractor or other non-employee service provider of Korro Bio or any of its subsidiaries;

•	adopt, enter into, amend or terminate any collective bargaining agreement or contract with any labor union, works council or labor organization;

•

settle any material legal proceeding involving Korro Bio or any of its subsidiaries or relating to the transactions contemplated by the Merger Agreement, other than in the ordinary course of its business in all material respects;

•

make or change any material tax election, change any annual tax accounting period, enter into any closing agreement with a governmental authority with respect to material taxes or settle any tax claim with respect to material taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Korro Bio following the completion of the Merger;

•

take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g);

•

make any material change in any method of financial accounting or financial accounting practice of Korro Bio or any of its subsidiaries, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

•	other than in connection with actions contemplated by the Merger Agreement, adopt, approve, consent to or propose any change in the organizational documents of Korro Bio or any of its subsidiaries; or

•	agree or commit to do any of the foregoing.

Frequency has agreed that until the earlier of the Effective Time and the termination of the Merger Agreement, except as required by applicable law, as otherwise provided by the Merger Agreement and the transactions contemplated thereby or with Korro Bio’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Frequency will, and will cause its subsidiaries to, use their commercially reasonable efforts to conduct its operations in the ordinary course of its business and to preserve intact the present business organizations and goodwill of the business and the present relationships of the business with material customers and suppliers. Without limiting the generality of the foregoing, until the earlier of the Effective Time and the termination of the Merger Agreement, except as required by applicable law, as otherwise provided by the Merger Agreement and the transactions contemplated thereby or with Korro Bio’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Frequency will not, and will cause its subsidiaries not to:

•

sell, lease, license or otherwise dispose of any material assets of Frequency, or in either case, any interests therein, except (i) pursuant to existing contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the ordinary course of its business;

•

take any action with respect to any equity interests of Frequency or any of its subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

•	create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness;

•	issue, deliver, sell, grant, pledge, transfer, subject to any encumbrance or dispose of any Frequency capital stock or the securities of any subsidiary of Frequency;

•	create or otherwise incur any encumbrance on any material asset of Frequency or any of its subsidiaries, other than permitted encumbrances;

•	make any loans, advances or capital contributions to, or investments in, any person other than Frequency;

•

adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any material contract, other than any amendment or modification entered into in the ordinary course of its business and containing terms, not materially less favorable to Frequency than the terms of such contract in effect as of the date of the Merger Agreement;

•	enter into any contract that would be required to be disclosed as a material contract if such contract were in effect as of the date the Merger Agreement;

•

except as required by any Frequency employee plan, as required by applicable law or with respect to the adoption and approval of the 2023 Plan and the 2023 ESPP (i) increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any current or former employee, officer, director, consultant, independent contractor or other non-employee service provider of Frequency or any of its subsidiaries, other than annual increases in base compensation in the ordinary course of business with respect to employees whose annual base compensation is less than $135,000 and provided that such increases do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for Frequency and its subsidiaries, (ii) grant or pay any bonuses to any current or former employee, officer, director, consultant, independent contractor or other non-employee service provider of Frequency or any of its subsidiaries, (iii) establish, enter into or adopt any new Frequency employee plan or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Frequency and its subsidiaries or the combined company, any existing Frequency employee plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any current or former employee, officer, director, consultant, independent contractor or other non-employee service provider of Frequency or any of its subsidiaries, (iv) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any current or former employee, officer, director, consultant, independent contractor or other non-employee service provider of Frequency or any of its subsidiaries, (v) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards under any Frequency employee plan or (vi) hire, terminate (other than for cause), promote or change the employment status or title of any current or former employee, officer, director, consultant, independent contractor or other non-employee service provider of Frequency or any of its subsidiaries;

•	adopt, enter into, amend or terminate any collective bargaining agreement or contract with any labor union, works council or labor organization;

•	settle any material legal proceeding involving Frequency or relating to the transactions contemplated by the Merger Agreement;

•

make or change any material tax election, change any annual tax accounting period, enter into any closing agreement with a governmental authority with respect to material taxes or settle any tax claim with respect to material taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Frequency following the completion of the Merger;

•

take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g);

•

make any material change in any method of financial accounting or financial accounting practice of Frequency, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

•	other than in connection with actions contemplated by the Merger Agreement, adopt, approve, consent to or propose any change in the organizational documents of Frequency; or

•	agree or commit to do any of the foregoing.

Contingent Value Rights

Prior to the Effective Time, unless (i) the MS Asset Disposition has been consummated prior to or on the closing date of the Merger and (ii) all proceeds from the MS Asset Disposition are taken into account in the final Frequency Net Cash and there are no contingent payments, licenses, fees or royalties, equity securities or other non-cash assets or rights that may be payable by any acquiror of any MS Assets or otherwise as a result of the MS Asset Disposition after the closing of the Merger, Frequency will declare a distribution to its common stockholders of record of the right to receive one CVR for each outstanding share of Frequency common stock held by such stockholder as of the record date, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement, discussed in greater detail under the section titled “Agreements Related to the Merger–Contingent Value Rights Agreement” beginning on page 218 in this proxy statement/prospectus. The record date for such distribution will be the close of business on the last business day prior to the day on which the Effective Time occurs and the payment date for which shall be three business days after the Effective Time; provided that the payment of such distribution may be conditioned upon the occurrence of the Effective Time. In connection with such distribution, Frequency will cause the CVR Agreement to be duly authorized, executed and delivered by Frequency and Computershare Trust Company, N.A. (or such other nationally recognized rights agent agreed to between Frequency and Korro Bio).

Non-Solicitation

Each of Frequency and Korro Bio have agreed that, except as described below, Frequency and Korro Bio and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

•	furnish any non-public information regarding such party to any person (other than Korro Bio or Frequency) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend any Acquisition Proposal;

•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction or

•	publicly propose to do any of the foregoing.

An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Korro Bio, on the one hand, or Frequency, on the other hand, to the other party) that would reasonably be expected to lead to an Acquisition Proposal, other than, as applicable, with respect to the potential asset sale described in the section titled, “The Merger Agreement – Potential Asset Sale” or the Pre-Closing Financing described in the section titled, “Korro Bio Management’s Discussion and Analysis of Financial Condition and Results of Operations–Recent Developments-Proposed Merger & Pre-Closing Financing”.

An “Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Korro Bio or any of its affiliates, on the one hand, or by or on behalf of Frequency or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party, other than, as applicable, with respect to the potential asset sale described in the section titled, “The Merger Agreement – Potential Asset Sale” or the Pre-Closing Financing described in the section titled, “Korro Bio Management’s Discussion and Analysis of Financial Condition and Results of Operations–Recent Developments-Proposed Merger & Pre-Closing Financing”.

An “Acquisition Transaction” means any transaction or series of related transactions (other than, as applicable, with respect to the potential asset sale described in the section titled, “The Merger Agreement – Potential Asset Sale” or the Pre-Closing Financing described in the section titled, “Korro Bio Management’s Discussion and Analysis of Financial Condition and Results of Operations–Recent Developments-Proposed Merger & Pre-Closing Financing”) involving:

•

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (A) in which a party is a constituent entity, (B) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries or (C) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of the Frequency stockholders required to consummate the Merger, Frequency may furnish non-public information regarding Frequency or its subsidiaries to, and may enter into discussions or negotiations with, any person in response to a bona fide written Acquisition Proposal by Frequency, which Frequency’s board of directors determines in good faith, after consultation Frequency’s financial advisors and outside legal counsel, constitutes or is reasonably likely to result in, a Superior Offer (and is not withdrawn), if:

•	neither Frequency nor any representative shall have breached the non-solicitation provisions of the Merger Agreement in any material respect;

•

the Frequency board of directors concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the Frequency board of directors under applicable law;

•

at least two business days prior to initially furnishing any such non-public information to, or entering into discussions with, such person, Frequency gives Korro Bio written notice of the identity of such person to Korro Bio, and of Frequency’s intention to furnish non-public information to, or enter into discussions with, such person;

•	Frequency receives from such person an executed confidentiality agreement in accordance with the terms and conditions of the Merger Agreement; and

•

at least two business days prior to furnishing any such non-public information to such person, Frequency furnishes such non-public information to Korro Bio (to the extent such information has not been previously furnished by Frequency to Korro Bio).

A “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 70%) that: (i) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement and (ii) is on terms and conditions that the Korro Bio board of directors or the Frequency board of directors, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof, the financing terms thereof and any termination or break-up fees and conditions to consummation), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Korro Bio’s stockholders or Frequency’s stockholders, as applicable, than the terms of the Merger Agreement and the transactions contemplated thereby and is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party).

The Merger Agreement also provides that if any party or any representative of such party receives an Acquisition Proposal or Acquisition Inquiry, then such party shall promptly (and in no event later than one business day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry, and provide a copy of the Acquisition Proposal or Acquisition Inquiry, of if the Acquisition Proposal or Acquisition Inquiry is not written, the terms thereof). The Merger Agreement provides that such party shall keep the other party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto. Additionally, each party shall provide the other party with at least four business days’ written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

Board Recommendation Change

Under the Merger Agreement, subject to certain exceptions described below, Frequency agreed that its board of directors may not take any of the following actions, each of which are referred to in this proxy statement/prospectus as a “Frequency Board Adverse Recommendation Change”:

•	withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Frequency board of directors in a manner adverse to Korro Bio;

•	resolve, or have any committee of the Frequency board of directors resolve, to withdraw or modify the recommendation of the Frequency board of directors in a manner adverse to Korro Bio; or

•	adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal.

However, notwithstanding the foregoing, at any time prior to the approval of the proposals to be considered at the Frequency stockholder meeting by the necessary vote of Frequency stockholders, if Frequency has received a bona fide written Superior Offer, the Frequency board of directors may make a Frequency Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer:

•

the Frequency board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to make a Frequency Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

Frequency has, and has caused its financial advisors and outside legal counsel to, during a five business day period commencing on the date that the Frequency board of directors notifies Korro Bio in writing of its intent to make a Frequency Board Adverse Recommendation Change, negotiated with Korro Bio in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•

if after Korro Bio shall have delivered to Frequency a written offer to alter the terms or conditions of the Merger Agreement during the five business day period commencing on the date that the Frequency board of directors notifies Korro Bio in writing of its intent to make a Frequency Board Adverse Recommendation Change, the Frequency board of directors shall have determined in good faith, after consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify the recommendation of the Frequency board of directors would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement); provided that (x) Korro Bio receives written notice from Frequency confirming that the Frequency board of directors has determined to change its recommendation during such five business day period, which notice shall include a description in reasonable detail of the reasons for such Frequency Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any such five business day period, Korro Bio shall be entitled to deliver to Frequency one or more counterproposals to such Acquisition Proposal and Frequency will, and cause its representatives to, negotiate with Korro Bio in good faith (to the extent Korro Bio desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that Frequency’s stockholders would receive as a result of such potential Superior Offer), Frequency shall be required to provide Korro Bio with notice of such material amendment and such five business day period shall be extended, if applicable, to ensure that at least two business days remain in the requisite notice period following such notification during which the parties shall comply again with the requirements of the Merger Agreement and the Frequency board of directors shall not make a Frequency Board Adverse Recommendation Change prior to the end of such notice period as so extended.

Under the Merger Agreement, subject to certain exceptions described below, Korro Bio agreed that its board of directors may not take any of the following actions:

•	withdraw or modify (or publicly propose to withdraw or modify) the recommendation of the Korro Bio board of directors in a manner adverse to Frequency;

•	resolve, or have any committee of the Korro Bio board of directors resolve, to withdraw or modify the recommendation of the Korro Bio board of directors in a manner adverse to Frequency; or

•	adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal.

Meeting of Frequency’s Stockholders and Written Consent of Korro Bio’s Stockholders

Frequency is obligated under the Merger Agreement to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Frequency common stock to consider and vote to approve the Merger Agreement and the transactions contemplated thereby, including the issuance of the shares of Frequency common stock to the stockholders of Korro Bio pursuant to the terms of the Merger Agreement and the amendment to the Restated Certificate of Incorporation of Frequency described in the section titled “The Merger Agreement–Amendment of the Restated Certificate of Incorporation of Frequency”. The Frequency stockholder meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of the Registration Statement. Frequency shall take reasonable measures to ensure that all proxies solicited in connection with the Frequency stockholder meeting are solicited in compliance with all applicable law.

Notwithstanding anything to the contrary contained in the Merger Agreement, if on the date of the Frequency stockholder meeting, or a date preceding the date on which the Frequency stockholder meeting is scheduled, Frequency reasonably believes that (i) it will not receive proxies sufficient to obtain the requisite Frequency stockholder vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of

Frequency common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Frequency stockholder meeting, Frequency may postpone or adjourn, or make one or more successive postponements or adjournments of, the Frequency stockholder meeting as long as the date of the Frequency stockholder meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.

Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two business days thereafter, Korro Bio shall prepare, with the cooperation of Frequency, and cause to be mailed to the stockholders of Korro Bio an information statement, which shall include a copy of the Proxy Statement, and the Korro Bio stockholder written consent, in order to solicit the approval of Korro Bio’s stockholders, including but not limited to Korro Bio’s stockholders sufficient for the requisite Korro Bio stockholder vote in lieu of a meeting pursuant to Section 228 of Delaware law, for purposes of (i) adopting and approving the Merger Agreement and the transaction contemplated thereby, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of Delaware law, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of Delaware law and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives an rights to receive payment of the fair value of its capital stock under Delaware law. Korro Bio shall use its reasonable best efforts to cause Korro Bio’s stockholders sufficient for the requisite Korro Bio stockholder vote to execute and deliver to Korro Bio the Korro Bio stockholder written consent promptly following delivery thereof.

Regulatory Approvals

Each of the parties will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, and to submit promptly any additional information requested by any such governmental authority. Frequency and Korro Bio will respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other governmental authority in connection with antitrust or competition matters.

Indemnification and Insurance for Directors and Officers

Under the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Frequency and the combined company agreed to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Frequency or Korro Bio, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of Frequency or of Korro Bio, whether asserted or claimed prior to, at or after the Effective Time. From and after the Effective Time, Frequency and the combined company will also fulfill Frequency’s and Korro Bio’s indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the Effective Time, a director or officer of Frequency or Korro Bio.

The Merger Agreement also provides that the provisions of the certificate of incorporation and bylaws of Frequency with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Frequency that are presently set forth in the certificate of incorporation and bylaws of Frequency will not be amended modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Frequency, unless such modification is required by applicable law. The certificate of incorporation and bylaws of the combined company will contain, and Frequency will cause the certificate of incorporation and bylaws of the combined company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Frequency.

From and after the Effective Time, Frequency will maintain director’ and officers’ liability insurance policies, with an effective date as of the closing date of the Merger, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Frequency. In addition, Frequency will secure and purchase a six year “tail policy” on Frequency’s existing directors’ and officers’ liability insurance policy with an effective date as of the date of the closing of the Merger.

Compensation Committee Interlocks and Insider Participation

In connection with the closing of the Merger, the combined company’s board of directors is expected to select members of the compensation committee. Each member of the compensation committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the Merger.

2023 Plan and 2023 ESPP

Prior to the Effective Time, the Frequency board of directors will adopt the 2023 Plan and 2023 ESPP, each in form and substance as agreed to by Frequency and Korro Bio, reserving for issuance a number of shares of Frequency common stock to be mutually agreed upon by Korro Bio and Frequency (described in the sections titled “Interests of Korro Bio Directors and Executive Officers in the Merger–2023 Stock Incentive Plan” and “Interests of Korro Bio Directors and Executive Officers in the Merger–2023 Employee Stock Purchase Plan”). Approval of the 2023 Plan and the 2023 ESPP by Frequency’s stockholders is not a condition to closing.

Frequency 401(k) Plan

Unless Korro Bio requests otherwise, Frequency will, effective as of at least one day prior to the closing date but subject to the closing, terminate any Frequency employee plan that is intended to meet the requirements of Section 401(k) of the Code and no further contributions will be made to such plan and all participant account balances will become 100% vested.

Additional Agreements

Each of Frequency and Korro Bio has agreed to use reasonable efforts to consummate the Merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

•	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by the Merger Agreement;

•

use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) in connection with the transactions contemplated by the Merger Agreement or for such contract to remain in full force and effect;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the transactions contemplated by the Merger Agreement; and

•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement.

Pursuant to the Merger Agreement, Frequency and Korro Bio have further agreed, among other things, that:

•

Frequency will use commercially reasonable efforts to (a) maintain a listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by Nasdaq, prepare and submit to Nasdaq a notification form for the listing the shares of Frequency common stock to be issued in connection with the transactions contemplated by the Merger Agreement and to cause the shares to be approved for listing; (c) prepare and timely submit to Nasdaq a notification form of the Reverse Stock Split and to submit a copy of the amendment to Frequency’s certificate of incorporation to effect the Reverse Stock Split and other amendments contemplated by the Merger Agreement certified by the Secretary of State of the State of Delaware, to Nasdaq on or before the closing of the Merger; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist Korro Bio in preparing and filing an initial listing application for the Frequency common stock on Nasdaq.

•

Each party will keep the other party reasonably informed regarding any stockholder litigation against Frequency or any of its directors relating to Merger Agreement or the transactions contemplated by the Merger Agreement. Prior to the closing of the Merger, Frequency will have the right to control the defense and settlement of any such stockholder litigation, but will reasonably consult with Korro Bio and consider any advice from Korro Bio and its representatives. Frequency will promptly advise Korro Bio of the initiation of, and will keep Korro Bio reasonably apprised of any material developments in connection with, any such stockholder litigation.

•

Each party intends that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each party will for all tax purposes report consistently with the foregoing, and no party will take any position on any tax return that is inconsistent with the foregoing, unless otherwise required by a governmental authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. In addition, each party will use commercially reasonable efforts to promptly notify each other if such party becomes aware of any non-public fact or circumstance that would reasonably be likely to prevent or impede the Merger from qualifying for the foregoing tax treatment.

Conditions to the Completion of the Merger

Each party’s obligation to effect the Merger and otherwise consummate the transactions contemplated under the Merger Agreement are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the completion of the Merger, of each of the following conditions:

•

No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by the Merger Agreement shall have been issued by any court of competent jurisdiction or other governmental authority of competent jurisdiction and remain in effect and there shall not be any law which has the effect of making the consummation of the transactions contemplated by the Merger Agreement illegal.

•	Each party shall have obtained its requisite stockholder vote.

•

The approval of the listing of the additional shares of Frequency common stock on Nasdaq shall have been obtained and the shares of Frequency common stock to be issued in the Merger pursuant to the Merger Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

•	The lock-up agreements will continue to be in full force and effect as of immediately following the Effective Time.

•

The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding seeking a stop order with respect to the Registration Statement that has not been withdrawn.

•

Korro Bio shall have effected the conversion of Korro Bio preferred stock to Korro Bio common stock immediately prior to the Effective Time in accordance with, and pursuant to the terms and conditions of, the organizational documents of Korro Bio.

•

The representations and warranties of each of Frequency and Korro Bio with respect to due organization, subsidiaries, organizational documents, authority, the binding nature of the Merger Agreement, required vote and no financial advisors shall have been true and correct in all material respects as of the date of the Merger Agreement and shall be true and correct on and as of the date of the completion of the Merger with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date).

•

The representations and warranties of each of Frequency and Korro Bio with respect to capitalization shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct on and as of the date of the completion of the Merger with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date).

•

The remaining representations and warranties of each of Frequency and Korro Bio shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on and as of the date of the completion of the Merger with the same force and effect as if made on such date except (i) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect (without giving effect to any references therein to any Frequency material adverse effect or Korro Bio material adverse effect, as applicable, or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date).

•

Each party shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the date of the completion of the Merger.

•	A material adverse effect with respect to either party shall not have occurred since the date of the Merger Agreement and be continuing.

•	Each party shall have delivered to the other party customary closing certificates signed by an executive officer of such party.

In addition, the obligation of Korro Bio to complete the Merger is further subject to the continual listing of the existing shares of Frequency common stock on Nasdaq as of and from the date of the Merger Agreement through the completion of the Merger. The obligation of Frequency and Merger Sub to complete the Merger is further subject to the subscription agreement relating to the Pre-Closing Financing being in full force and effect and cash proceeds of not less than $100 million shall have been received by Korro Bio, or will be received by Korro Bio substantially simultaneously with the completion of the Merger, in connection with the consummation of the transactions contemplated by the subscription agreement.

Termination and Termination Fees

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the Effective Time, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:

(a)	by mutual written consent of Frequency and Korro Bio;

(b)

by either Frequency or Korro Bio, if the Merger has not been consummated by November 14, 2023 (subject to possible extension as provided in the Merger Agreement); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before November 14, 2023 and such action or failure to act constitutes a breach of the Merger Agreement; and provided, further, that such date will be extended by 60 days upon request of either party in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus is a part, by the date which is 25 business prior to November 14, 2023;

(c)

by either Frequency or Korro Bio, if a court of competent jurisdiction or governmental authority has issued a final and non-appealable order or taken any other action that permanently restrains, enjoins or otherwise prohibits the Merger or any of the other transactions contemplated by the Merger Agreement;

(d)

by Frequency, if the affirmative vote of the holders of at least 66% of the then outstanding shares of Korro Bio preferred stock, voting as a single class on an-as converted basis, necessary to adopt the Merger Agreement and approve the Merger and related matters has not been obtained within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to Frequency once Korro Bio obtains such stockholder approval;

(e)

by either Frequency or Korro Bio, if the Frequency stockholder meeting has been held and completed and Frequency stockholders have taken a final vote on the Merger proposal set forth herein to be considered at the Frequency stockholder meeting, including the issuance of Frequency common stock to Korro Bio stockholders in connection with the Merger, and such Merger proposal has not been approved by the Frequency stockholders; provided, that Frequency may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the approval of Frequency stockholders was caused by the action or failure to act of Frequency and such action or failure to act constitutes a breach by Frequency of the Merger Agreement;

(f)

by Korro Bio, at any time prior to the approval by Frequency stockholders of the Merger proposal set forth herein to be considered at the Frequency stockholder meeting, if any of the following circumstances shall occur:

•

Frequency fails to include in this proxy statement/prospectus the Frequency board of directors’ recommendation that Frequency stockholders vote to approve the Merger proposal set forth herein to be considered at the Frequency stockholder meeting;

•	the Frequency board of directors, or any committee thereof, makes a recommendation change adverse to Korro Bio or approves, endorses or recommends any Acquisition Proposal; or

•	Frequency enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;

(g)

by Frequency, at any time prior to the adoption of the Merger Agreement and approval of the transactions contemplated therein by the Korro Bio stockholders, if any of the following circumstances shall occur:

•	the Korro Bio board of directors makes a recommendation change adverse to Frequency or approves, endorses or recommends any Acquisition Proposal; or

•	Korro Bio enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;

(h)

by Korro Bio, if Frequency or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Frequency or Merger Sub has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy; provided that Korro Bio is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable by Frequency or Merger Sub, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Korro Bio to Frequency or Merger Sub and Korro Bio’s intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Frequency or Merger Sub is cured prior to such termination becoming effective); or

(i)

by Frequency, if Korro Bio has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Korro Bio has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy; provided that Frequency is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Frequency to Korro Bio and Frequency’s intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Korro Bio is cured prior to such termination becoming effective).

The party desiring to terminate the Merger Agreement will give the other party written notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis for termination described in reasonable detail.

Termination Fees Payable by Frequency

Frequency must pay Korro Bio a termination fee of $1.5 million if (i) the Merger Agreement is terminated by (A) Frequency or Korro Bio pursuant to clause (e) above, (B) at any time after the date of the Merger Agreement and prior to the Frequency stockholder meeting an Acquisition Proposal with respect to Frequency will have been publicly announced, disclosed or otherwise communicated to the Frequency board of directors (and will not have been withdrawn), and (C) within 12 months after the date of such termination, Frequency enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction, or (ii) the Merger Agreement is terminated by Korro Bio pursuant to clause (f) above.

Termination Fees Payable by Korro Bio

Korro Bio must pay Frequency a termination fee of $4 million if the Merger Agreement is terminated by Frequency pursuant to clause (d) or (g) above.

Amendment and Waiver

The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of Korro Bio, Merger Sub and Frequency. Such amendment requires the approval of the respective boards of directors of Korro Bio, Merger Sub and Frequency at any time, except that after the Merger Agreement has been adopted and approved by the Korro Bio stockholders or Frequency stockholders, no amendment which by law requires further approval by the Koro Bio stockholders or Frequency stockholders, as the case may be, may be made without such further approval.

Any provision of the Merger Agreement may be waived by any party solely on that party’s behalf, without the consent of any other party. The waiver must be expressly set forth in a written instrument duly executed and delivered on behalf of such party, which will only be valid in the specific instance in which it is given. No failure or delay on the part of any party with respect to the exercise of any power, right, privilege or remedy under the Merger Agreement will operate as a waiver of that said power, right, privilege or remedy. Furthermore, no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

Frequency and Korro Bio have determined that, in light of the Reverse Stock Split, Frequency will not need to authorize additional shares of Frequency common stock. Accordingly, the parties have agreed that the authorization of additional shares of Frequency common stock will not be required under the terms and conditions of the Merger Agreement and will not be a condition to closing under the Merger Agreement.

Fees and Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated, except as described above in the section titled “The Merger Agreement–Termination and Termination Fees” beginning on page 213 of this proxy statement/prospectus, and except that Korro Bio will pay the costs and expenses incurred in relation to the filings by the parties under any antitrust law applicable to the Merger Agreement and the transactions contemplated by the Merger Agreement, and Korro Bio and Frequency will share equally in all fees and expenses incurred in relation to the printing and filing with the SEC of the registration statement on Form S-4 (including any financial statements and exhibits) and any related amendments or supplements.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

In order to induce Frequency to enter into the Merger Agreement, certain Korro Bio stockholders are parties to a support agreement with Frequency pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a Korro Bio stockholder, to vote all of his, her or its shares of Korro Bio capital stock in favor of (i) the adoption of the Merger Agreement and approval of the Merger, (ii) the approval of the related transactions contemplated by the Merger Agreement, (iii) the conversion of each share of Korro Bio preferred stock into shares of Korro Bio common stock immediately prior to and contingent upon the closing and (iv) the approval of certain additional proposals in connection with the Merger that the Korro Bio board of directors may recommend, including, if applicable, to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which a meeting of such stockholders is held. These Korro Bio stockholders also agreed to vote against (i) any competing Acquisition Proposal with respect to Korro Bio and (ii) a any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, subject to certain specified exceptions.

These Korro Bio stockholders have also granted Korro Bio an irrevocable proxy to vote their respective shares of Korro Bio common stock or Korro Bio preferred stock in accordance with the support agreements. The Korro Bio stockholders may vote their shares of Korro Bio common stock or Korro Bio preferred stock on all other matters not referred to in such proxy.

As of August 31, 2023, the Korro Bio stockholders that are party to a support agreement with Frequency owned an aggregate of 4,691,654 shares of Korro Bio common stock and 97,637,593 shares of Korro Bio preferred stock, representing approximately 98% of the outstanding shares of Korro Bio capital stock on an as converted to common stock basis. These stockholders include executive officers and directors of Korro Bio, as well as certain other stockholders owning a significant portion of the outstanding shares of Korro Bio capital stock. Following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Korro Bio stockholders holding a sufficient number of shares of Korro Bio capital stock to adopt the Merger Agreement and approve the Merger and related transactions will execute written consents providing for such adoption and approval. Therefore, holders of a sufficient number of shares of Korro Bio capital stock required to adopt the Merger Agreement and approve the Merger and related transactions that are contractually obligated to adopt the Merger Agreement are expected to adopt the Merger Agreement via written consent.

Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Korro Bio capital stock and securities convertible into shares of Korro Bio capital stock held by them, or any voting rights with respect thereto, until the earlier of the termination of the Merger Agreement and the completion of the Merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of Korro Bio capital stock or securities convertible into shares of Korro Bio capital stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

In addition, in order to induce Korro Bio to enter into the Merger Agreement, certain Frequency stockholders have entered into support agreements with Korro Bio pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a Frequency stockholder, to vote all of his, her or its shares of Frequency common stock in favor of (i) the approval of the Merger Agreement, (ii) the transactions contemplated thereby, including the issuance of Frequency common stock to Korro Bio stockholders, (iii) an amendment to the amended and restated certificate of incorporation of Frequency to effect the proposed Reverse Stock Split, (iv) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement and the transactions contemplated therein and (v) the approval of certain additional proposals in connection with the Merger that the Frequency board of directors may recommend. These Frequency stockholders also agreed to vote against (i) any competing Acquisition Proposal with respect to Frequency and (ii) any action, proposal, agreement, transaction or proposed transaction that would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, subject to certain specified exceptions.

These Frequency Stockholders have also granted Korro Bio an irrevocable proxy to vote their respective shares of Frequency common stock in accordance with the support agreements. Frequency stockholders may vote their shares of Frequency common stock on all other matters not referred to in such proxy.

As of August 31, 2023, the Frequency stockholders that are party to a support agreement owned approximately 3.2% of the outstanding shares of Frequency common stock. These stockholders include certain executive officers and directors of Frequency.

Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Frequency common stock and securities convertible into shares of Frequency common stock held by them until the earlier of the termination of the Merger Agreement and the completion of the Merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreements, each person to which any shares of Frequency common stock or securities convertible into shares of Frequency common stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

The foregoing description of the support agreements does not purport to be complete and is qualified in its entirety by the full text of the forms of support agreements, which are attached hereto as Annex C and Annex D.

Lock-Up Agreements

Certain of Korro Bio’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Frequency’s common stock, including, as applicable, shares received in the Merger and shares issuable upon exercise of options, warrants or convertible securities, until 180 days after the Effective Time.

The Korro Bio stockholders who have executed lock-up agreements as of August 31, 2023, owned in the aggregate, approximately 98% of the shares of Korro Bio’s outstanding capital stock.

Certain of Frequency’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such stockholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Frequency securities or shares of Frequency common stock, including, as applicable, shares issuable upon exercise of certain options, warrants or convertible securities, until 180 days after the Effective Time.

Frequency stockholders who have executed lock-up agreements as of August 31, 2023 owned, in the aggregate, approximately 3.2% of the shares of outstanding Frequency common stock.

The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, which is attached hereto as Annex F and Annex G.

Contingent Value Rights Agreement

CVR Agreement

As provided in the Merger Agreement and discussed under the section titled “The Merger Agreement —Contingent Value Rights” beginning on page 205 in this proxy statement/prospectus, unless (i) the MS Asset Disposition has been consummated prior to or on the closing date of the Merger and (ii) all proceeds from the MS Asset Disposition are taken into account in the final Frequency Net Cash and there are no contingent payments, licenses, fees or royalties, equity securities or other non-cash assets or rights that may be payable by any acquiror of any MS Assets or otherwise as a result of the MS Asset Disposition after the closing of the Merger, Frequency will declare a distribution to its common stockholders of record (determined as of the close of business on the last business day prior to the day on which the Effective Time occurs) the right to receive one CVR for each outstanding share of Frequency common stock held by such stockholder as of such date, each representing the non-transferable contractual right to receive certain contingent payments from Frequency upon the occurrence of certain events.

The CVRs will be governed by the terms of the CVR Agreement, which will be entered into at or prior to the Effective Time by Frequency and Computershare Trust Company, N.A. and Computershare Inc., collectively as Rights Agent. On or prior to the date of the CVR Agreement, Frequency will pay the fees of the Rights Agent, which Frequency expects to be approximately $10,000, plus reimbursement of out-of-pocket expenses.

Characteristics of the CVRs; Restrictions on Transfer

The CVRs may not be transferred, pledged, hypothecated, encumbered, assigned or otherwise disposed of (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), in whole or in part, other than pursuant to any of the following permitted transfers: (i) upon death, by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as permitted by The Depository Trust Company; (vi) to Frequency or its subsidiaries; or (vii) upon abandonment of a CVR by the holder thereof in accordance with the CVR Agreement.

The CVRs will not be evidenced by a certificate or any other instrument. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs will not represent any equity or ownership interest in Frequency, any constituent company to the Merger, or any of its subsidiaries. The Rights Agent will maintain an up-to-date register, or the CVR Register, for the purposes of (i) identifying the holders of CVRs, (ii) determining holders’ entitlement to CVRs, and (iii) registering the CVRs and permitted transfers thereof. Frequency’s obligation to make the CVR payment, if any becomes due, is neither secured nor guaranteed by Frequency or any of its subsidiaries.

CVR Payments

Pursuant to the CVR Agreement, each CVR holder is entitled to certain contingent cash payments, which are payable by Frequency to the Rights Agent for subsequent distribution to the CVR holders (such payments, the CVR Payments), of the CVR Proceeds, which will equal the net amount (calculated in accordance with GAAP consistently applied) of:

•

The following proceeds actually received by Frequency or its subsidiaries, collectively, the Gross Proceeds, after the end of each fiscal quarter of Frequency following the first anniversary of the closing:

•

cash consideration that is paid to or received by Frequency or any of its subsidiaries during the period beginning immediately following the Effective Time and ending on the tenth anniversary of the closing date:

•	in respect of any MS Asset Disposition, or

•

resulting from the ownership of equity securities in any subsidiary established by Frequency during the period beginning on the execution date of the Merger Agreement and ending on the one-year anniversary of the closing date, or the Disposition Period, or the subsequent disposition of any such equity securities (regardless of whether such disposition occurs during the Disposition Period).

•	less all applicable reasonably documented permitted deductions, collectively, the Permitted Deductions, as of the date of payment, which include:

•	certain income taxes required to be paid in cash as a result of the receipt of the Gross Proceeds,

•

any reasonable and documented out-of-pocket costs and expenses incurred by Frequency or its subsidiaries in respect of its performance of the CVR Agreement, or in respect of its performance of any agreement, in connection with the MS Assets,

•	any reasonable and documented out-of-pocket costs and expenses incurred by Frequency or its subsidiaries in respect of the negotiation, entry into or the closing of any the MS Asset Disposition,

•

any losses incurred or reasonably expected to be incurred by Frequency or its subsidiaries arising out of any third-party claims relating to or in connection with any MS Asset Disposition, including indemnification obligations of Frequency or any of its subsidiaries set forth in a definitive written agreement with respect to any MS Asset Disposition, and

•	any liabilities borne by Frequency or its subsidiaries pursuant to contracts related to the MS Assets, including costs arising from the termination thereof.

If an MS Asset Disposition is consummated:

•	on or prior to the closing date, then the proceeds from such disposition will be included in the calculation of Frequency Net Cash pursuant to the Merger Agreement; or

•	following the closing date and for a period of ten years thereafter, then CVR holders will receive 100% of the CVR Proceeds, as a CVR Payment.

If any Gross Proceeds result from the MS Assets or from the ownership of equity securities in any subsidiary established by Frequency during the Disposition Period or the subsequent disposition of any such equity securities, then CVR holders will receive 100% of the CVR Proceeds, as a CVR Payment, regardless of when such disposition is consummated.

Withholding

The CVR Agreement provides that Frequency and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any payment payable to CVR holders pursuant to the CVR

Agreement, such amounts as they are required to deduct and withhold with respect to the making of such payment under any provision of applicable law relating to taxes. To the extent that amounts are so deducted and withheld and timely paid over to the appropriate governmental authority, such deducted and withheld amounts will be treated for all purposes of the CVR Agreement as having been paid to the CVR holder in respect of which such deduction and withholding was made. Prior to making any such tax deductions or withholdings or causing any such tax deductions or withholdings to be made with respect to any CVR holder, the Rights Agent will, to the extent reasonably practicable, provide notice to the CVR holder of such potential tax deduction or withholding and a reasonable opportunity for the CVR holder to provide any necessary tax forms in order to avoid or reduce such withholding amounts. However, the time period for the payment of amounts payable to such CVR holder in accordance with the CVR Agreement will be extended by a period equal to any delay caused by the CVR holder in providing such forms, and in no event will such period be extended for more than ten business days (unless otherwise requested by the CVR holder for the purpose of delivering such forms and agreed to by the Rights Agent).

Payment Procedures

As promptly as practicable after CVR Proceeds are actually received, but no later than 45 days following the end of each fiscal quarter of Frequency following the first anniversary of the closing, Frequency will (i) deliver to the Rights Agent an officer’s certificate certifying for such fiscal quarter the aggregate amount of (a) the CVR Proceeds received by Frequency or its subsidiaries during such fiscal quarter (or in the case of the first delivery of such certificate, all CVR Proceeds received through the end of such fiscal quarter), (b) the Permitted Deductions reflected in such CVR Proceeds and (c) the CVR payment payable to the CVR holders, if any, and (d) deliver to the Rights Agent, or as the Rights Agent directs, the CVR payments (if any) by wire transfer of immediately transferable funds to an account designated by the Rights Agent. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten business days) pay, by check mailed, first-class postage prepaid, to the address of each CVR holder set forth in the CVR Register at such time or by other method of delivery as specified by the applicable holder in writing to the Rights Agent, an amount equal to the product determined by multiplying (i) the quotient determined by dividing (A) the applicable CVR Payment by (B) the total number of CVRs registered in the CVR Register at such time, by (ii) the number of CVRs registered to such holder in the CVR Register at such time. For the avoidance of doubt Frequency shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment to the Rights Agent and the satisfaction of each of Frequency’s obligations set forth hereunder.

CVR Special Committee

The CVR Agreement provides that the Frequency board of directors shall have delegated to a special committee of Frequency board of directors, or the CVR Special Committee, comprised of the two independent Frequency board designees, one designee of Frequency and one designee of Korro Bio the sole responsibility, authority and discretion during the Disposition Period, with respect to (i) managing the MS Assets (ii) conducting any sale process (including the engagement of advisors) with respect to an MS Asset Disposition during the Disposition Period and (iii) otherwise divesting or disposing of the MS Assets during the Disposition Period pursuant to a license with a term of not more than ten years. The CVR Special Committee shall also be empowered with the authority to authorize and direct any officer of Frequency to negotiate, execute and deliver a definitive written agreement with respect to an MS Asset Disposition in the name and on behalf of Frequency, provided that no such agreement shall be entered into without the approval of the Frequency board of directors (such approval not to be unreasonably withheld, conditioned or delayed).

During the Disposition Period, if and to the extent the CVR Special Committee authorizes the execution and delivery of a definitive written agreement with respect to an MS Asset Disposition, Frequency will, and will cause its subsidiaries to, use commercially reasonable efforts to effectuate the disposition of MS Assets pursuant to such agreement in accordance with its terms.

Following the Disposition Period, Frequency will be permitted to take any action in respect of the MS Assets in order to satisfy any liabilities of or arising from the MS Assets, including any wind-down or termination costs of the MS Assets.

Amendment and Termination of the CVR Agreement

Frequency may, at any time and from time to time, unilaterally enter into one or more amendments to the CVR Agreement for any of the following purposes, without the consent of any of the holders of CVRs or the Rights Agent:

•

to evidence the appointment of another person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent pursuant to the CVR Agreement;

•	to evidence the succession of another person to Frequency and the assumption of any such successor of the covenants of Frequency pursuant to the CVR Agreement;

•

to add to the covenants of Frequency further covenants, restrictions, conditions or provisions for the protection and benefit of the holders of CVRs, provided that in each case, such provisions shall not adversely affect the interests of the holders of CVRs;

•

to cure any ambiguity, to correct or supplement any provision in the CVR Agreement that may be defective or inconsistent with any other provision in the CVR Agreement, or to make any other provisions with respect to matters or questions arising under the CVR Agreement, provided that in each case, such provisions shall not adversely affect the interests of the holders of CVRs;

•

as may be necessary or appropriate to ensure that CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

•	as may be necessary or appropriate to ensure that Frequency is not required to produce a prospectus or an admission document in order to comply with applicable law;

•	to cancel CVRs (i) in the event that any holder of CVRs has abandoned its rights to such CVRs or (ii) following a transfer of such CVRs to Frequency or its subsidiaries;

•	as may be necessary or appropriate to ensure that Frequency complies with applicable law; or

•

to effect any other amendment to the CVR Agreement that would provide any additional rights or benefits to the holders of CVRs or that does not adversely affect the legal rights under the CVR Agreement of any such holder of CVRs.

With the consent of the holders of not less than a majority of the outstanding CVRs, Frequency and the Rights Agent may enter into any amendment to the CVR Agreement, even if such amendment is adverse to the interests of the holders of the CVRs.

Frequency will (or will cause the Rights Agent to) provide notice in general terms of the substance of any amendment to the CVR Agreement to the holders of the CVRs promptly after execution by Frequency and the Rights Agent, if applicable, of such amendment.

The CVR Agreement will automatically terminate and of no force or effect, and the parties will have no liability thereunder, upon the tenth anniversary of the closing date.

Other Provisions of the CVR Agreement

The CVR Agreement also provides, among other things, for:

•	the duties, responsibilities, rights and immunities of the Rights Agent, and procedures for the resignation or removal of the Rights Agent and appointment of a successor;

•	a prohibition on Frequency granting any lien, security, interest, pledge or similar interest in any MS Assets or any CVR Proceeds, unless approved by the CVR Special Committee; and

•

the application of laws of the State of Delaware, exclusive jurisdiction over the parties by the Chancery Court of the State of Delaware, County of New Castle, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the District of Delaware (and appellate courts thereof), and waiver of trial by jury.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of CVR Agreement, which is attached hereto as Annex E.

Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Frequency Common Stock

The following discussion is a summary of the material U.S. federal income tax consequences of the issuance of the CVRs and payments (if any) thereon to holders of Frequency common stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the distribution of the CVRs (except, to the limited extent discussed below, the Reverse Stock Split), whether or not they are in connection with the distribution of the CVRs. The CVRs generally may not be transferred or assigned except for certain permitted transfers; accordingly, this discussion assumes the CVRs are not transferable or assignable and does not address any consequences of transferring, assigning or otherwise disposing of the CVRs or any interest therein.

This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case, as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of Frequency common stock. Frequency has not sought and will not seek an opinion of counsel or any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the issuance of the CVRs and payments (if any) thereon.

This discussion is limited to holders of Frequency common stock who hold their Frequency common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a holder of Frequency common stock, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to holders of Frequency common stock that are subject to particular rules, including, without limitation:

•	U.S. expatriates or former citizens or long-term residents of the United States;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding Frequency common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers, or traders in securities;

•	S corporations, partnerships, or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts, or governmental organizations;

•	persons deemed to sell Frequency common stock under the constructive sale provisions of the Code;

•	persons who hold or receive Frequency common stock pursuant to the exercise of any employee stock options or otherwise as compensation;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax.

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the Frequency common stock or the CVRs being taken into account in an applicable financial statement.

If a partnership, or an entity treated as a partnership for U.S. federal income tax purposes, holds Frequency common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding Frequency common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. HOLDERS OF FREQUENCY COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE ISSUANCE OF THE CVRS, AND PAYMENTS (IF ANY) THEREON, ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Material U.S. Federal Income Tax Consequences for U.S. Holders

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Frequency common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Tax Treatment of the CVRs and the Proposed Reverse Stock Split

Although the matter is not free from doubt, Frequency intends to treat the issuance of the CVRs (together with any payments on the CVRs) and the proposed Reverse Stock Split as separate transactions for U.S. federal income tax purposes, and the following discussion (except as discussed below under “—Alternative Treatment of the CVRs and the Reverse Stock Split as a Single Recapitalization”) assumes this treatment will be respected. The IRS could challenge this position, however. Frequency urges you to consult your tax advisor with respect to whether the issuance of the CVRs (and any payments on the CVRs), on the one hand, and the proposed Reverse Stock Split, on the other, constitute separate transactions.

Tax Treatment of the CVRs

There is no authority directly on point addressing whether contingent value rights with characteristics similar to the CVRs should be treated for federal income tax purposes as a distribution of property with respect to Frequency stock, an “open transaction,” or in some other manner, and such questions are inherently factual in nature. Accordingly, holders are urged to consult with their tax advisors regarding this issue.

However, based on the specific characteristics of the CVRs, and unless otherwise required by a change in law after the date of the CVR Agreement, Frequency intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs, or the CVR Distribution Date, and, accordingly, the issuance of the CVRs constitutes an “open transaction.” Accordingly, absent a change in law requiring otherwise, the combined company will not report the issuance of the CVRs as a current distribution of property with respect to its stock and will instead report each future cash payment (if any) on the CVRs as a distribution by the combined company for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of the combined company’s current and accumulated earnings and profits in the year in which such payment is made.

If Frequency’s intended reporting position is correct, a U.S. Holder would generally not recognize income in respect of the CVRs on the CVR Distribution Date and would take no tax basis in the CVRs. Any future cash payments would constitute a dividend to the extent of Frequency’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) in the taxable year of such payment, then as a non-taxable return of capital to the extent of such holder’s basis in its Frequency common stock, and finally as capital gain from the sale or exchange of Frequency common stock. Dividends received by individual U.S. Holders are eligible for reduced rates of taxation applicable to long-term capital gains, provided certain holding period requirements are met.

However, the IRS could instead assert that the issuance of the CVRs should be treated as a “closed transaction.” Under “closed transaction” treatment, a U.S. Holder would be treated as receiving a distribution equal to the fair market value (determined on the CVR Distribution Date) of the CVRs issued to such U.S. Holder on the CVR Distribution Date. The amount of this distribution generally would be treated first as a taxable dividend to the extent of the U.S. Holder’s pro rata share of Frequency’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Frequency common stock, and finally as capital gain from the sale or exchange of Frequency common stock. A U.S. Holder’s tax basis in the CVRs received would equal the fair market value of the CVRs on the CVR Distribution Date and the holding period of the CVRs received would begin on the day following the CVR Distribution Date. Although not free from doubt, a future cash payment under a CVR would likely be treated as a non-taxable return of a U.S. Holder’s adjusted tax basis in the CVR to the extent thereof, although the timing of the recovery of a U.S. Holder’s tax basis is unclear. A payment in excess of such amount may be treated as a payment with respect to a sale of a capital asset, ordinary income or dividends. Additionally, it is possible that a portion of future cash payments would constitute imputed interest and taxed as such. A U.S. Holder might recognize loss, which might be a capital loss and could be a long-term capital loss, upon the expiration of the CVR to the extent cash payments ultimately received pursuant to such CVR were less than the U.S. Holder’s adjusted tax basis in the CVRs, but whether and when such a loss would be recognized is unclear. The deductibility of capital losses is subject to limitations.

It is possible, although Frequency believes unlikely, that the issuance of the CVRs could be treated as one or more “debt instruments” or as a distribution of equity.

U.S. Holders are urged to consult their tax advisors with respect to the proper characterization of the CVRs and the tax consequences thereof (including any future cash payments made under the CVRs).

Alternative Treatment of the CVRs and the Proposed Reverse Stock Split as a Single Recapitalization

Notwithstanding Frequency’s position that the CVRs and the proposed Reverse Stock Split are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the issuance of the CVRs (and/or any payments thereon) and the proposed Reverse Stock Split constitute a single “recapitalization” for U.S. federal income tax purposes with the CVRs constituting taxable “boot” received in such recapitalization exchange. In such case, the tax consequences of the CVRs and the proposed Reverse Stock Split would differ from those described above, including the timing and character of income, which would depend in part on many of the same considerations described above.

DUE TO THE SUBSTANTIAL UNCERTAINTY REGARDING THE TAX TREATMENT OF THE CVRS (AND ANY FUTURE CASH PAYMENTS UNDER THE CVRS) AND THE POSSIBLE INTEGRATION OF THE CVRS AND THE PROPOSED REVERSE STOCK SPLIT, U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE RECOGNITION OF GAIN, INCOME AND/OR LOSS IN CONNECTION WITH THE CVRS AND THE PROPOSED REVERSE STOCK SPLIT AND THE APPLICABILITY OF INFORMATION REPORTING AND BACKUP WITHHOLDING.

Material U.S. Federal Income Tax Consequences for Non-U.S. Holders

The discussion below applies to beneficial owners of Frequency common stock that are not U.S. Holders or entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes (such beneficial owners, Non-U.S. Holders).

As discussed above under “Material U.S. Federal Income Tax Consequences for U.S. Holders—Tax Treatment of the CVRs and the Proposed Reverse Stock Split” and “Material U.S. Federal Income Tax Consequences for U.S. Holders—Tax Treatment of the CVRs,” Frequency intends to take the position that any future cash payments on the CVRs are distributions with respect to Frequency common stock and that such distributions constitute dividends to the extent payable out of Frequency’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles) in the taxable year of such future cash payment. Assuming such position is correct, amounts not treated as dividends for U.S. federal income tax purposes would constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero, and any excess would be treated as capital gain with respect to such Non-U.S. Holder’s Frequency common stock. However, this intended position is subject to substantial uncertainty, and, accordingly, Non-U.S. Holders are urged to consult their tax advisors with respect to the proper characterization of the CVRs and the tax consequences thereof (including any future cash payments made under the CVRs).

In light of Frequency’s intended reporting position, it is expected that Non-U.S. Holders would generally be subject to U.S. federal withholding tax at a rate of 30% on any future cash payments on the CVRs. Such withholding may be reduced or eliminated if the Non-U.S. Holder properly certifies qualification for a lower withholding rate under an applicable income tax treaty or an exemption from withholding as a result of dividends on the Frequency common stock being effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable). A Non-U.S. Holder that is a corporation also could be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on income attributable to the CVRs.

DUE TO THE LEGAL AND FACTUAL UNCERTAINTY REGARDING THE TAX TREATMENT OF THE CVRS (AND ANY FUTURE CASH PAYMENTS UNDER THE CVRS), NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE RECOGNITION OF GAIN, INCOME AND/OR LOSS OR WITHHOLDING THAT MAY APPLY IN CONNECTION WITH THE CVRS. NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE

APPLICABILITY OF INFORMATION REPORTING AND BACKUP WITHHOLDING AND/OR WITHHOLDING UNDER THE FOREIGN ACCOUNT TAX COMPLIANCE ACT WITH RESPECT TO THE CVRS AND ANY FUTURE CASH PAYMENTS UNDER THE CVRS, PARTICULARLY IN LIGHT OF THE UNCERTAINTY UNDER U.S. FEDERAL INCOME TAX LAW RELATING TO THE TAX TREATMENT OF THE CVRS.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion is a summary of the material U.S. federal income tax consequences for certain holders of Korro Bio common stock that exchange, pursuant to the Merger, their Korro Bio common stock for Frequency common stock. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case, as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a holder of Korro Bio common stock. Frequency has not sought and will not seek an opinion of counsel or any rulings from the IRS regarding the matters discussed below.

This discussion is limited to holders of Korro Bio common stock who hold their Korro Bio common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this discussion does not address (a) all U.S. federal income tax consequences relevant to the particular circumstances of a stockholder of Korro Bio common stock, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, (b) the tax consequences of transactions effectuated before, after or at the same time as the Merger, whether or not they are in connection with the Merger, including, without limitation, transactions in which shares of Korro Bio common stock are acquired or disposed of other than in exchange for shares of Frequency common stock in the Merger; (c) the tax consequences to holders of Korro Bio convertible notes, or options or warrants issued by Korro Bio which are assumed in connection with the Merger; (c) the tax consequences of the ownership of shares of Frequency common stock following the Merger; or (d) consequences relevant to holders of Korro Bio common stock that are subject to particular rules, including, without limitation:

•	brokers, dealers, or traders;

•	persons whose functional currency is not the U.S. dollar;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts, or governmental organizations;

•	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

•	U.S. expatriates or former citizens or long-term residents of the United States;

•

persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the stock of Korro Bio prior to the Merger or of Frequency after the Merger (except as specifically addressed herein);

•	S corporations, partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes or beneficial owners of partnerships or other pass-through entities or arrangements;

•	persons holding Korro Bio common stock as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

•	persons subject to special tax accounting rules as a result of any item of income relating to Korro Bio common stock being recognized on an applicable financial statement;

•	U.S. Holders (as defined below) that hold Korro Bio common stock in connection with a trade or business conducted outside the United States;

•	persons that hold or received Korro Bio common stock pursuant to the exercise of any employee stock option or otherwise as compensation for services;

•	U.S. Holders of Korro Bio common stock that hold such stock as Section 306 stock (within the meaning of Section 306(c) of the Code);

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership, or an entity treated as a partnership for U.S. federal income tax purposes, holds Korro Bio common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding Korro Bio common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. HOLDERS OF KORRO BIO STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The parties to the Merger Agreement have agreed to report the Merger as qualifying as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

The closing of the Merger is not conditioned upon the receipt of an opinion of counsel or a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger, and no opinion of counsel or ruling from the IRS will be requested regarding such treatment. Accordingly, there can be no assurance that the IRS will not challenge the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code or that a court will not sustain such a challenge by the IRS.

Material U.S. Federal Income Tax Consequences for U.S. Holders

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Korro Bio common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

The Merger

If the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. Holder that exchanges shares of Korro Bio common stock in the Merger for Frequency common stock generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Frequency common stock received in the Merger by a U.S. Holder should be equal to the adjusted tax basis of the Korro Bio common stock surrendered in the Merger in exchange therefor and the holding period of the Frequency common stock should include the holding period during which the Korro Bio common stock surrendered in the Merger in exchange therefor.

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. Holder that exchanges Korro Bio common stock in the Merger for Frequency common stock generally would be required to recognize gain or loss equal to the difference, if any, between (i) the fair market value as of the Effective Time of the Frequency common stock received by such U.S. Holder and (ii) such U.S. Holder’s adjusted tax basis in the Korro Bio common stock exchanged therefor. Such gain or loss would be capital gain or loss and generally would be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of Korro Bio common stock exceeds one year. Net short-term capital gain generally is taxed at regular ordinary income tax rates. Long-term capital gain recognized by non-corporate U.S. Holders may be taxed at reduced rates. The deductibility of capital losses is subject to limitations. A U.S. Holder would have an aggregate tax basis in any Frequency common stock received in the Merger that is equal to the fair market value of such Frequency common stock as of the Effective Time, and the holding period of such Frequency common stock would begin on the day following the Merger.

The Frequency common stock received in the Merger by a U.S. Holder that acquired different blocks of Korro Bio common stock at different times or at different prices will be allocated pro rata to each block of Korro Bio common stock of such U.S. Holder, and the basis and holding period of such shares of Frequency common stock will be determined using a block for block approach and will depend on the basis and holding period of each block of Korro Bio common stock exchanged for such Frequency common stock.

Material U.S. Federal Income Tax Consequences for Non-U.S. Holders

The discussion below applies to beneficial owners of Frequency common stock that are not U.S. Holders or entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes (such beneficial owners, Non-U.S. Holders).

In general, the U.S. federal income tax consequences relating to the Merger for a Non-U.S. Holder that exchanges its shares of Korro Bio common stock for Frequency common stock in the Merger will be the same as those described above for a U.S. Holder, except that, even if the Merger did not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized in connection with the Merger unless:

•

such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the Non-U.S. Holder in the United States);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the Merger occurs and certain other conditions are met; or

•

shares of Korro Bio common stock constituted a “United States real property interest”, or a USRPI, by reason of Korro Bio’s status as a “United States real property holding corporation”, or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Merger or the period that such Non-U.S. Holder held shares of Korro Bio common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. Holder. A Non-U.S. Holder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax with respect to such gain at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by such Non-U.S. Holder’s U.S. source capital losses, if any, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, Korro Bio does not believe it is, or has been during the five-year period ending on the date of the Merger, a USRPHC.

Non-U.S. Holders should consult their tax advisors regarding the potential application of income tax treaties that may provide for different rules with respect to any gain recognized by a Non-U.S. Holder.

Reporting Requirements

If the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, each U.S. Holder that is a “significant transferor” must include a statement on or with such transferor’s U.S. federal income tax return for the taxable year of the Merger. For this purpose, a significant transferor is generally a person that transferred property to a corporation and received stock of the transferee corporation if, immediately after the exchange, such person (i) owns at least 5% (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is publicly traded, or (ii) owned at least 1% (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is not publicly traded. It is expected that the Frequency common stock will be publicly traded for this purpose.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE MERGER. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO A PARTICULAR HOLDER OF SHARES OF KORRO BIO COMMON STOCK. ALL HOLDERS OF SHARES OF KORRO BIO COMMON STOCK ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE MERGER FOR THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF TAX REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF ANY OTHER U.S. FEDERAL TAX LAWS, AND U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS.

THE ANNUAL MEETING OF FREQUENCY STOCKHOLDERS

Date, Time and Place

The Frequency Annual Meeting will be held on November 3, 2023, commencing at 8:00 a.m. Eastern Time, unless postponed or adjourned to a later date. The Frequency Annual Meeting will be held entirely online. Frequency is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by Frequency’s board of directors for use at the Frequency Annual Meeting and any adjournments or postponements of the Frequency Annual Meeting. This proxy statement/prospectus is first being sent to Frequency stockholders on or about     , 2023.

Purposes of the Frequency Annual Meeting

The purpose of the Frequency Annual Meeting is:

1.

To approve the issuance of shares of common stock of Frequency to stockholders of Korro Bio pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, pursuant to which Merger Sub will merge with and into Korro Bio, with Korro Bio surviving as a wholly owned subsidiary of Frequency, and the surviving corporation of the Merger, and the change of control resulting from the Merger;

2.

To approve an amendment to the Restated Certificate of Incorporation of Frequency, a copy of which is attached as Annex H to this proxy statement/prospectus, to effect a reverse stock split of Frequency’s issued and outstanding common stock at a ratio ranging from any whole number between 1-for-25 and 1-for-50, as determined by the Frequency board of directors in its discretion, subject to the Frequency board of directors’ authority to abandon such amendments;

3.

To elect David L. Lucchino as a Class I director to hold office until the annual meeting of stockholders to be held in 2026 and until his respective successor has been duly elected and qualified or until his earlier death, resignation or removal;

4.	To ratify, in a non-binding vote, the appointment of RSM US LLP as Frequency’s independent registered public accounting firm for the fiscal year ending December 31, 2023;

5.	To approve the 2023 Stock Option and Incentive Plan, a copy of which is attached as Annex I to this proxy statement/prospectus;

6.	To approve the 2023 Employee Stock Purchase Plan, a copy of which is attached as Annex J to this proxy statement/prospectus;

7.	To consider and vote upon an adjournment of the Frequency Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2; and

8.	To transact such other business as may properly come before the stockholders at the Frequency Annual Meeting or any adjournment or postponement thereof.

Proposal No. 1 is referred to herein as the Merger Proposal. The Merger Proposal is a condition to completion of the Merger. The issuance of Frequency common stock in connection with the Merger cannot take place unless the Merger Proposal is approved by the Frequency stockholders. Approval of Proposal No. 2, to amend Frequency’s Restated Certificate of Incorporation to effect the Reverse Stock Split, is also a condition to completion of the Merger. Therefore, the Merger cannot be consummated without the approval of the Merger Proposal and Proposal No. 2.

Recommendation of the Frequency Board of Directors

The Frequency board of directors recommends that you vote:

•

FOR the approval of the issuance of shares of Frequency common stock pursuant to terms of the Merger Agreement and the change of control resulting from the Merger, as described in this proxy statement/prospectus (Proposal No. 1).

•

FOR the approval of an amendment to the Restated Certificate of Incorporation of Frequency to effect the Reverse Stock Split, subject to the Frequency board of directors’ authority to abandon such amendments, as described in this proxy statement/prospectus (Proposal No. 2).

•

FOR the election of David L. Lucchino as a Class I director to hold office until the 2026 Annual Meeting and until his successor has been duly elected and qualified or until his earlier death, resignation or removal, as described in this proxy statement/prospectus (Proposal No. 3).

•	FOR the ratification of the appointment of RSM US LLP as Frequency’s independent registered public accounting firm for the fiscal year ending December 31, 2023 (Proposal No. 4).

•	FOR the approval and adoption of the 2023 Stock Option and Incentive Plan (Proposal No. 5).

•	FOR the approval and adoption of the 2023 Employee Stock Purchase Plan (Proposal No. 6).

•

FOR the adjournment of the Frequency Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Frequency Annual Meeting to approve Proposal Nos. 1 and 2 (Proposal No. 7).

Record Date and Voting Power

Only stockholders of record of Frequency common stock at the close of business on the record date, September 28, 2023, are entitled to notice of, and to vote at, the Frequency Annual Meeting. As of the Record Date, there were 67 stockholders of record and 36,926,285 shares of Frequency common stock issued and outstanding. Each share of Frequency common stock entitles the stockholder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of Frequency’s board of directors for use at the Frequency Annual Meeting.

If, as of the Record Date, your shares were registered directly in your name with the transfer agent for Frequency common stock, Computershare Trust Company, N.A., then you are a stockholder of record. Whether or not you plan to attend the Frequency Annual Meeting online, Frequency urges you to fill out and return the proxy card or vote over the telephone or on the Internet as instructed below to ensure your vote is counted.

The procedures for voting are as follows:

If you are a stockholder of record, you may vote at the Frequency Annual Meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the Internet or by telephone. Whether or not you plan to attend the Frequency Annual Meeting, Frequency encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Frequency Annual Meeting, you may still attend and participate in the Frequency Annual Meeting online by accessing www.proxydocs.com/FREQ. In such case, your previously submitted proxy will be disregarded.

•	To vote at the Frequency Annual Meeting, attend the Frequency Annual Meeting online and follow the instructions posted at www.proxydocs.com/FREQ.

•

To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Frequency Annual Meeting, Frequency will vote your shares in accordance with the proxy card.

•	To vote by proxy over the Internet at www.proxypush.com/FREQ, follow the instructions on the proxy card.

•	To vote by telephone by calling 1-866-390-5362, follow the instructions on the proxy card.

If you are a beneficial owner of shares registered in the name of your broker, bank or other nominee, you should have received a voting instruction card and voting instructions with these proxy materials from your broker, bank or other nominee. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote live at the Frequency Annual Meeting, you must obtain a valid proxy from your broker, bank or other nominee. Follow the instructions from your broker, bank or other nominee included with these proxy materials, or contact your broker, bank or other nominee to request a proxy form.

Under current NYSE interpretations that govern broker non-votes, the Merger Proposal, Proposal No. 3 for the election of a director, Proposal No. 5 for the 2023 Stock Option and Incentive Plan, Proposal No. 6 for the 2023 Employee Stock Purchase Plan and Proposal No. 7 to adjourn the meeting to seek additional proxies are considered non-discretionary matters, and a broker does not have the authority to vote uninstructed shares at its discretion on such proposals. Proposal No. 2 to amend Frequency’s Restated Certificate of Incorporation to effect a reverse stock split of Frequency common stock and Proposal No. 4 for the ratification of the appointment of RSM US LLP as Frequency’s independent registered public accounting firm are considered discretionary matters, and a broker is permitted to exercise its discretion to vote uninstructed shares on these proposals.

All properly executed proxies that are not revoked will be voted at the Frequency Annual Meeting and at any adjournments or postponements of the Frequency Annual Meeting in accordance with the instructions contained in the proxy. If a holder of Frequency common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of Frequency’s board of directors.

If you are a stockholder of record of Frequency and you have not executed a support agreement, you may change your vote at any time before your proxy is voted at the Frequency Annual Meeting in any one of the following ways:

•	You may submit another properly completed proxy with a later date by mail or via the Internet.

•	You can provide your proxy instructions via telephone at a later date.

•	You may send a written notice that you are revoking your proxy to Frequency’s Corporate Secretary at 75 Hayden Avenue, Suite 300, Lexington, MA 02421.

•

You may attend the Frequency Annual Meeting online and vote by following the instructions at www.proxydocs.com/FREQ. Simply attending the Frequency Annual Meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

If your shares are held in “street name” by a bank, broker or other nominee, you will receive instructions on how to vote from the bank, broker or other nominee. You must follow the instructions of such bank, broker or other nominee in order for your shares to be voted.

Required Vote

The presence, remote communication or represented by proxy, at the Frequency Annual Meeting of the stockholders of a majority in voting power of Frequency capital stock issued and outstanding and entitled to vote at the Frequency Annual Meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the holders entitled to vote thereon, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 4, 5, 6 and 7. The plurality of the votes cast by the holders of shares present in attendance or represented by proxy at the Frequency Annual Meeting and entitled to vote on the matter, assuming a quorum is present, is required for approval of Proposal No. 3. Approval of Proposal Nos. 1 and 2, is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1 and 2.

The table below summarizes the proposals that will be voted on, the vote required to approve each item and how votes are counted:

Proposal	Votes Required	Voting Options	Impact of “Withhold” or “Abstain” Votes	Broker Discretionary Voting Allowed
Proposal No. 1: Approval of the Issuance of Common Stock in the Merger and the Change of Control Resulting from the Merger	The affirmative vote of the stockholders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the stockholders entitled to vote thereon.	“FOR” “AGAINST” “ABSTAIN”	None(1)	No(3)

Proposal No. 2: Approval of the Amendment to the Restated Certificate of Incorporation of Frequency Effecting the Reverse Stock Split	The affirmative vote of the stockholders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the stockholders entitled to vote thereon.	“FOR” “AGAINST” “ABSTAIN”	None(1)	Yes(4)

Proposal No. 3: Election of David L. Lucchino as a Class I Director	The plurality of the votes cast by the stockholders of shares present in attendance or represented by proxy at the Frequency Annual Meeting and entitled to vote thereon.	“FOR” “WITHHOLD”	None(2)	No(3)

Proposal No. 4: Ratification of Appointment of Independent Registered Public Accounting Firm	The affirmative vote of the stockholders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the stockholders entitled to vote thereon.	“FOR” “AGAINST” “ABSTAIN”	None(1)	Yes(4)

Proposal	Votes Required	Voting Options	Impact of “Withhold” or “Abstain” Votes	Broker Discretionary Voting Allowed

Proposal No. 5: Approval of the 2023 Stock Option and Incentive Plan	The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the holders entitled to vote thereon.	“FOR” “AGAINST” “ABSTAIN”	None(1)	No(3)

Proposal No. 6: Approval of the 2023 Employee Stock Purchase Plan	The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the holders entitled to vote thereon.	“FOR” “AGAINST” “ABSTAIN”	None(1)	No(3)

Proposal No. 7: Approval of Adjournment of the Frequency Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposals Nos. 1 and 2	The affirmative vote of the stockholders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the stockholders entitled to vote thereon.	“FOR” “AGAINST” “ABSTAIN”	None(1)	No(3)

(1)	A vote marked as an “abstention” is not considered a vote cast and will, therefore, not affect the outcome of this proposal.
(2)	Votes that are “withheld” will have the same effect as an abstention and will not count as a vote “FOR” or “AGAINST” a director, because directors are elected by plurality voting.
(3)	As this proposal is not considered a discretionary matter, brokers lack authority to exercise their discretion to vote uninstructed shares on this proposal.
(4)

As this proposal is considered a discretionary matter, brokers are permitted to exercise their discretion to vote uninstructed shares on this proposal. Frequency does not expect any broker non-votes in connection with this proposal.

The directors and certain executive officers of Frequency have entered into stockholder support agreements pursuant to which they have agreed to vote all shares of Frequency common stock owned by them as of the Record Date in favor of Proposal Nos. 1 and 2 and against any competing “acquisition proposal” (as defined in the support agreements). As of the Record Date, the directors and certain executive officers of Frequency owned or controlled approximately 2.4% of the outstanding shares of Frequency common stock entitled to vote at the Frequency Annual Meeting.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Frequency may solicit proxies from Frequency stockholders by personal interview, telephone, email, fax or otherwise. Frequency will pay the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Frequency common stock for the forwarding of solicitation materials to the beneficial owners of Frequency common stock. Frequency will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Frequency has retained Morrow Sodali to assist it in soliciting proxies. Frequency will pay the fees of Morrow Sodali, which Frequency expects to be approximately $45,000, plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus, Frequency’s board of directors does not know of any business to be presented at the Frequency Annual Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Frequency Annual Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

MATTERS BEING SUBMITTED TO A VOTE OF FREQUENCY STOCKHOLDERS

PROPOSAL NO. 1: APPROVAL OF THE ISSUANCE OF COMMON STOCK IN THE MERGER AND THE CHANGE OF CONTROL RESULTING FROM THE MERGER

At the Frequency Annual Meeting, Frequency stockholders will be asked to approve the issuance of Frequency common stock in the Merger. Immediately following the Merger, it is expected that the former Korro Bio securityholders, including purchasers in the Pre-Closing Financing, will own approximately 92% of the fully-diluted common stock of Frequency, with the Frequency securityholders as of immediately prior to the Merger holding approximately 8% of the fully-diluted common stock of Frequency, subject to certain assumptions, including, but not limited to, (a) a valuation of Frequency equal to $40.0 million, based on certain assumptions, including Frequency’s net cash as of the closing date of the Merger being equal to $25.0 million, (b) a valuation for Korro Bio equal to $325.6 million and (c) Korro Bio issuing approximately $117.3 million of Korro Bio common stock in the Pre-Closing Financing described elsewhere in this proxy statement/prospectus.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Frequency common stock in the Merger and securities of the combined company are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued will have, upon issuance, voting power equal to or in excess of 20% of the voting power of the shares of common stock outstanding before such issuance. The potential issuance of the shares of Frequency common stock in the Merger exceeds the 20% under Nasdaq Listing Rule 5635(a)(1) and is expected to represent approximately 92% of the voting power of Frequency common stock following the Merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Frequency must obtain the approval of Frequency stockholders for the issuance of the shares of common stock to be issued in the Merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of securities that will result in a “change of control” of the company. Although Nasdaq has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Frequency must obtain the approval of Frequency stockholders of the change of control resulting from the Merger.

If Frequency fails to obtain stockholder approval of this proposal at the Annual Meeting, Frequency may propose to adjourn the Frequency Annual Meeting for the purpose of soliciting additional proxies to approve this proposal. Frequency currently does not intend to propose adjournment at the Frequency Annual Meeting if there are sufficient votes to approve this proposal and Proposal No. 2.

Required Vote

The affirmative vote of a majority in voting power of the votes cast affirmatively or negatively in attendance or represented by proxy at the Frequency Annual Meeting and entitled to vote on the matter is required to approve the issuance of Frequency common stock in the Merger and the change of control of Frequency resulting from the Merger.

FREQUENCY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF FREQUENCY COMMON STOCK IN THE MERGER AND THE CHANGE OF CONTROL OF FREQUENCY RESULTING FROM THE MERGER.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the issuance of Frequency common stock in the Merger and the change of control of Frequency resulting from the Merger.

PROPOSAL NO. 2: APPROVAL OF THE AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF FREQUENCY EFFECTING THE REVERSE STOCK SPLIT

The Frequency board of directors has approved and, subject to stockholder approval, adopted a resolution (1) declaring advisable, and recommending to the Frequency stockholders for their approval, an amendment to the Restated Certificate of Incorporation, to give the Frequency’s board of directors discretionary authority to effect a Reverse Stock Split of Frequency’s issued and outstanding common stock at a ratio ranging from any whole number between 1-for-25 and 1-for-50, as determined by the Frequency board of directors in its discretion, subject to the Frequency board of directors’ authority to determine when to file the amendment and to abandon the other amendments notwithstanding prior stockholder approval of such amendments, (2) directing that such proposed amendment to Frequency’s Restated Certificate of Incorporation be submitted to the Frequency stockholders for their approval and adoption, and (3) recommending that the Frequency stockholders approve and adopt the proposed amendment. The text of the form of Certificate of Amendment that would be filed with the Delaware Secretary of State to effect the Reverse Stock Split, is set forth in Annex H to this proxy statement/prospectus.

If Frequency fails to obtain stockholder approval of this proposal at the Annual Meeting, Frequency may propose to adjourn the Frequency Annual Meeting, for the purpose of soliciting additional proxies to approve this proposal. Frequency currently does not intend to propose adjournment at the Frequency Annual Meeting if there are sufficient votes to approve this proposal and Proposal No. 1.

Reverse Stock Split Amendment

By approving this proposal, stockholders will approve alternative amendments to the Frequency Restated Certificate of Incorporation pursuant to which a number of outstanding shares of Frequency common stock between 25 and 50, inclusive, would be combined into one share of Frequency common stock. The number of shares of common stock underlying outstanding equity awards and available for future awards under Frequency’s equity incentive plans, would also be proportionately reduced in the same manner as a result of the Reverse Stock Split. Upon receiving stockholder approval, the Frequency board of directors will have the authority, but not the obligation, in its sole discretion, to elect, without further action on the part of the stockholders, whether to effect the Reverse Stock Split and, if so, to determine the Reverse Stock Split ratio from among the approved range described above and to effect the Reverse Stock Split by filing a Certificate of Amendment with the Secretary of State of the State of Delaware to be effective prior to the Effective Time, and all other amendments will be abandoned.

The Frequency board of directors’ decision as to whether and when to effect the Reverse Stock Split will be based on a number of factors, including, without limitation, general market and economic conditions, the historical and then-prevailing trading price and trading volume of Frequency common stock, the anticipated impact of the Reverse Stock Split on the trading price and trading volume of Frequency common stock, the anticipated impact on Frequency’s market capitalization, and the continued listing requirements of Nasdaq. Although the Frequency stockholders may approve the Reverse Stock Split, Frequency will not effect the Reverse Stock Split if the Frequency board of directors does not deem it to be in the best interests of Frequency and its stockholders.

Because the Reverse Stock Split will decrease the number of outstanding shares of Frequency common stock by a ratio in the range of 1-for-25 to 1-for-50 but would not effect a decrease to the number of shares of common stock that Frequency will be authorized to issue, the proposed Reverse Stock Split Amendments would result in a relative increase in the number of authorized and unissued shares of Frequency common stock. For more information on the relative increase in the number of authorized shares of Frequency common stock, see “—Principal Effects of the Reverse Stock Split-Issued and Outstanding Shares of Common stock” below.

Purpose of the Reverse Stock Split

The Frequency board of directors submits Proposal No. 2 to its stockholders for approval and adoption with the primary intent of increasing the per share price of Frequency common stock for the following principal reasons:

•	to ensure compliance with the $1.00 per share of common stock minimum bid price requirement for continued listing on Nasdaq;

•	to encourage increased investor interest in Frequency common stock and promote greater liquidity for its stockholders; and

•	to help attract, retain, and motivate employees; and

•	to ensure the continued listing of Frequency common stock to facilitate the closing of the Merger.

Nasdaq Requirements for Continued Listing

Frequency common stock is quoted on Nasdaq under the symbol “FREQ.” For Frequency common stock to continue trading on Nasdaq, Frequency must comply with various listing standards, including that Frequency maintain a minimum closing bid price of $1.00 per share of common stock.

On March 29, 2023, Frequency received a letter from the Listing Qualifications Department of Nasdaq notifying it that, for 30 consecutive business days, the closing bid price for the Frequency common stock closed below the minimum $1.00 per share required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5450(a)(1), or the Minimum Bid Price Requirement. Under Nasdaq Listing Rule 5810(c)(3)(A), Frequency was granted an initial 180 calendar day grace period, or until September 25, 2023, to regain compliance with the Minimum Bid Price Requirement, which required Frequency common stock to have a minimum closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days during the 180 calendar-day grace period.

On September 12, 2023, Frequency applied to transfer the listing of its common stock from the Nasdaq Global Select Market to the Nasdaq Capital Market. On September 26, 2023, Nasdaq notified Frequency that the transfer was approved and that, in connection with the transfer, Frequency had an additional 180 calendar day period, or until March 25, 2024, to regain compliance with the Bid Price Requirement. The transfer became effective at the opening of business on September 28, 2023.

If Frequency fails to regain compliance within the applicable compliance period, Nasdaq will provide written notification that Frequency’s securities will be delisted. At that time, Frequency may appeal Nasdaq’s determination to a Hearings Panel. If Frequency appeals, the Hearings Panel will request a plan to regain compliance. Hearings Panels have generally viewed a reverse stock split as the only definitive plan to resolve a bid price deficiency. There can be no assurance that such an appeal would be successful.

If Frequency common stock is delisted from Nasdaq, the Frequency board of directors believe that the trading market for Frequency common stock could become significantly less liquid, which could reduce the trading price of Frequency common stock and increase the transaction costs of trading in shares of Frequency common stock. Such delisting from Nasdaq and continued or further decline in Frequency’s stock price could also impair Frequency’s ability to raise additional necessary capital through equity or debt financing.

If the Reverse Stock Split is effected, it would cause a decrease in the total number of shares of Frequency common stock outstanding and increase the market price of Frequency common stock. The Frequency board of directors intend to effect the Reverse Stock Split only if it believes that a decrease in the number of shares outstanding is in the best interests of Frequency and its stockholders.

IF THIS PROPOSAL IS NOT APPROVED, FREQUENCY MAY BE UNABLE TO MAINTAIN THE LISTING OF FREQUENCY’S COMMON STOCK ON NASDAQ, WHICH COULD ADVERSELY AFFECT THE LIQUIDITY AND MARKETABILITY OF FREQUENCY’S COMMON STOCK AND ADVERSELY IMPACT FREQUENCY’S ABILITY TO COMPLY WITH CERTAIN CONTRACTUAL OBLIGATIONS REQUIRED BY FREQUENCY’S SECURED LOAN AGREEMENTS AND THE MERGER.

Investor Interest and Liquidity

In addition, in approving the proposed Reverse Stock Split Amendments, the Frequency board of directors considered that the Reverse Stock Split and the resulting increase in the per share price of Frequency common stock could encourage increased investor interest in Frequency common stock and promote greater liquidity for its stockholders.

In the event that Frequency common stock were to be delisted from Nasdaq, Frequency common stock would likely trade in the over-the-counter market. If Frequency common stock were to trade on the over-the-counter market, selling Frequency common stock could be more difficult because smaller quantities of shares would likely be bought and sold, and transactions could be delayed. In addition, many brokerage houses and institutional investors have internal policies and practices that prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers, further limiting the liquidity of Frequency common stock. These factors could result in lower prices and larger spreads in the bid and ask prices for Frequency common stock. Additionally, investors may be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. A greater price per share of Frequency common stock could allow a broader range of institutions to invest in Frequency common stock. For all of these reasons, Frequency believes the Reverse Stock Split could potentially increase marketability, trading volume, and liquidity of Frequency common stock.

Employee Retention

The Frequency board of directors believe that Frequency’s employees and directors who are compensated in the form of Frequency’s equity-based securities may be less incentivized and invested in Frequency if Frequency is no longer listed on Nasdaq. Accordingly, the Frequency board of directors believe that maintaining Nasdaq listing qualifications for Frequency common stock, can help attract, retain, and motivate employees and members of the Frequency board of directors.

In light of the factors mentioned above, the Frequency board of directors unanimously approved the proposed Reverse Stock Split Amendment to effect the Reverse Stock Split as Frequency’s best means of increasing and maintaining the price of Frequency common stock to above $1.00 per share in compliance with Nasdaq requirements.

Frequency Board of Directors Discretion to Implement the Reverse Stock Split

The Frequency board of directors believe that stockholder approval of a range of ratios (as opposed to a single Reverse Stock Split ratio) is in the best interests of Frequency and stockholders because it is not possible to predict market conditions at the time the Reverse Stock Split would be effected. Frequency believes that a range of Reverse Stock Split ratios provides Frequency with the most flexibility to achieve the desired results of the Reverse Stock Split. The Reverse Stock Split ratio to be selected by the Frequency board of directors will be a whole number in a range of 1-for-25 to 1-for-50. The Frequency board of directors can only authorize the filing of one Reverse Stock Split Amendment and all other Reverse Stock Split Amendments will be abandoned. The Frequency board of directors also has the authority to abandon all Reverse Stock Split Amendments.

In determining the Reverse Stock Split ratio and whether and when to effect the Reverse Stock Split following the receipt of stockholder approval, the Frequency board of directors will consider a number of factors, including, without limitation:

•	Frequency’s ability to maintain the listing of its common stock on Nasdaq;

•	the historical trading price and trading volume of Frequency common stock;

•	the number of shares of Frequency common stock outstanding immediately before and after the Reverse Stock Split;

•	the then-prevailing trading price and trading volume of Frequency common stock and the anticipated impact of the Reverse Stock Split on the trading price and trading volume of its common stock;

•	the anticipated impact of a particular ratio on Frequency’s market capitalization; and

•	prevailing general market and economic conditions.

Frequency believes that granting the Frequency board of directors the authority to set the ratio for the Reverse Stock Split is essential because it allows Frequency to take these factors into consideration and to react to changing market conditions. If the Frequency board of directors choose to implement the Reverse Stock Split, Frequency will make a public announcement regarding the determination of the Reverse Stock Split ratio.

Risks Associated with the Reverse Stock Split

There are risks associated with the Reverse Stock Split, including that the Reverse Stock Split may not result in a sustained increase in the per share price of Frequency common stock. For risks associated with the Reverse Stock Split see “Risk Factors—Risks Related to the Proposed Reverse Stock Split” in this proxy statement/prospectus beginning on page 39. Stockholders should note that the effect of the Reverse Stock Split, if any, upon the trading price of Frequency common stock cannot be accurately predicted. In particular, Frequency cannot assure you that the price for a share of Frequency common stock after the Reverse Stock Split will increase in proportion to the reduction in the number of shares of Frequency common stock outstanding before the Reverse Stock Split or, even if it does, that such price will be maintained for any period of time.

Even if an increased per share price can be maintained, the Reverse Stock Split may not achieve the desired results that have been outlined above under “Purpose of the Reverse Stock Split.” Moreover, because some investors may view the Reverse Stock Split negatively, Frequency cannot assure you that the Reverse Stock Split will not adversely impact the market price of the common stock.

While Frequency’s aim is that the Reverse Stock Split will be sufficient to maintain Frequency’s listing on Nasdaq, it is possible that, even if the Reverse Stock Split results in a bid price for Frequency common stock that exceeds $1.00 per share of common stock, Frequency may not be able to continue to satisfy Nasdaq’s additional requirements and standards for continued listing of Frequency common stock on Nasdaq.

Frequency believes that the Reverse Stock Split may result in greater liquidity for its stockholders. However, it is also possible that such liquidity could be adversely affected by the reduced number of shares outstanding after the Reverse Stock Split, particularly if the price of Frequency common stock does not increase as a result of the Reverse Stock Split.

Additionally, if the Reverse Stock Split is implemented, it may increase the number of stockholders who own “odd lots” of less than 100 shares of common stock. A purchase or sale of less than 100 shares (an “odd lot”

transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers. Therefore, those stockholders who own fewer than 100 shares of Frequency common stock following the Reverse Stock Split may be required to pay higher transaction costs if they sell their shares of Frequency common stock.

Principal Effects of the Reverse Stock Split

Issued and Outstanding Shares of Common stock

If the Reverse Stock Split is approved and effected, each holder of Frequency common stock outstanding immediately prior to the effectiveness of the Reverse Stock Split will own a reduced number of shares of Frequency common stock upon effectiveness of the Reverse Stock Split. The Reverse Stock Split would be effected simultaneously at the same exchange ratio for all outstanding shares of common stock, as required by Frequency’s Restated Certificate of Incorporation. Except for adjustments that may result from the treatment of fractional shares (as described below), the Reverse Stock Split would affect all stockholders uniformly and would not change any stockholder’s relative percentage ownership interest in Frequency, voting rights, or other rights that accompany shares of Frequency common stock. Shares of Frequency common stock issued pursuant to the Reverse Stock Split will remain fully paid and non-assessable, and the par value per share of common stock will remain $0.001.

Relative Increase in Number of Authorized Shares of Common stock for Issuance

The Reverse Stock Split will not affect the number of authorized shares or the par value of Frequency’s capital stock, which will remain at 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, the preferred stock and the together with the Frequency common stock, the Capital Stock.

Although the number of authorized shares of Capital Stock will not change as a result of the Reverse Stock Split, the number of shares of Frequency common stock issued and outstanding will be reduced in proportion to the ratio selected by the Frequency board of directors. Thus, the Reverse Stock Split will effectively increase the number of authorized and unissued shares of Frequency common stock available for future issuance by the amount of the reduction effected by the Reverse Stock Split.

If the proposed Reverse Stock Split Amendments are approved, all or any of the authorized and unissued shares of Frequency common stock may be issued in the future for such corporate purposes and such consideration as the Frequency board of directors deem advisable from time to time, without further action by the stockholders of Frequency and without first offering such shares to its stockholders. When and if additional shares of Frequency common stock are issued, these new shares would have the same voting and other rights and privileges as the currently issued and outstanding shares of common stock, including the right to cast one vote per share.

Except pursuant to Frequency’s equity incentive plans, Frequency presently has no plan, commitment, arrangement, understanding, or agreement regarding the issuance of common stock other than the Merger Agreement and the Merger. However, Frequency regularly considers its capital requirements and may conduct securities offerings, including equity and/or equity linked offerings, in the future. Any shares issuable pursuant to a above described plans and the ATM Program (as defined below) will be subject to the Reverse Stock Split ratio determined by the Frequency board of directors.

Because the stockholders have no preemptive rights to purchase or subscribe for any of the unissued shares of common stock, the future issuance of additional shares of common stock will reduce Frequency’s current stockholders’ percentage ownership interest in the total outstanding shares of common stock. In the absence of a proportionate increase in Frequency’s future earnings and book value, an increase in the number of Frequency’s outstanding shares of common stock would dilute Frequency’s projected future earnings per share, if any, and book value per share of all Frequency’s outstanding shares of common stock. If these factors were reflected in the price per share of Frequency common stock, the potential realizable value of a stockholder’s investment could be adversely affected. An issuance of additional shares could therefore have an adverse effect on the potential realizable value of a stockholder’s investment.

Equity Compensation Plans and Outstanding Equity-Based Awards

Frequency maintains the Frequency Therapeutics, Inc. 2014 Stock Incentive Plan, or the Frequency 2014 Plan, the Frequency Therapeutics, Inc. 2019 Incentive Award Plan, or the Frequency 2019 Plan, and the Frequency ESPP, and collectively and together with any sub-plans thereunder, the Frequency Plans, which are designed primarily to provide stock-based incentives to individual service providers of Frequency.

The Frequency board of directors generally has the discretion to determine the appropriate adjustments to the Frequency Plans and outstanding awards and purchase rights under the Frequency Plans in the event of a Reverse Stock Split. Accordingly, if the Reverse Stock Split is approved and effected, consistent with the terms of the Plans and outstanding award agreements, the total number of shares of common stock issuable upon exercise, vesting or settlement of such awards or purchase rights and the total number of shares of common stock remaining available for future awards or purchase under the Frequency Plans, as well as any share-based limits in the Frequency Plans, would be proportionately reduced based on the Reverse Stock Split ratio selected by the Frequency board of directors, and any fractional shares that may result therefrom shall be rounded down to the nearest whole share. Furthermore, the exercise or purchase price of any outstanding Frequency Options or purchase rights would be proportionately increased based on the Reverse Stock Split ratio selected by the Frequency board of directors, and any fractional cents that may result therefrom shall be rounded up to the nearest whole cent. In addition, the numbers of shares subject to awards to be automatically granted in the future under the Frequency 2019 Plan pursuant to the non-employee director compensation program will be proportionately reduced based on the Reverse Stock Split ratio selected by the Frequency board of directors. The Frequency board of directors has authorized Frequency to effect any changes necessary, desirable or appropriate to give effect to the Reverse Stock Split under the Frequency Plans, including any applicable technical, conforming changes thereunder.

Illustration

For purposes of illustration, the following table contains approximate information relating to Frequency common stock if the Reverse Stock Split is effected at a ratio of: 1-for-25, 1-for-30, 1-for-35, 1-for-40, 1-for-45, or 1-for-50 based on share information as of the close of business on September 15, 2023, but does not give effect to any other changes, including any issuance of securities after September 15, 2023:

	Pre-Reverse Split	1-for-25	1-for-30	1-for-35	1-for-40	1-for-45	1-for-50
Authorized	200,000,000	200,000,000	200,000,000	200,000,000	200,000,000	200,000,000	200,000,000
Issued and Outstanding	36,926,285	1,477,051	1,230,876	1,055,036	923,157	820,584	738,525
Reserved for future issuance pursuant to equity incentive and employee benefit plans(1)	3,301,967	132,078	110,065	94,341	82,549	73,377	66,039
Number of shares issuable upon exercise of outstanding Frequency Options	4,707,166	188,286	156,905	134,490	117,679	104,603	94,143
Number of shares issuable upon vesting of outstanding Frequency Restricted Stock Units	1,180,150	47,206	39,338	33,718	29,503	26,225	23,603
Number of shares issuable upon vesting of outstanding Performance Stock Units	520,000	20,800	17,333	14,857	13,000	11,555	10,400
Authorized but unissued and unreserved(2)	153,364,432	198,134,579	198,445,483	198,667,558	198,834,112	198,963,656	199,067,290

(1)	Excludes shares issuable under outstanding equity-based awards (other than outstanding purchase rights under the Frequency ESPP).
(2)

Shares authorized but unissued and unreserved represent common stock available for future issuance beyond shares issuable under outstanding equity-based awards and shares reserved for future issuance pursuant to equity incentive and employee benefit plans, and includes shares of common stock, if any, that may be issued under the ATM Program. See also note (1) above.

Procedure for Effecting the Reverse Stock Split and Exchange of Stock Certificates, if Applicable

If the proposed Reverse Stock Split Amendments are approved by Frequency’s stockholders and Frequency’s board of directors determines to effect the Reverse Stock Split, the Reverse Stock Split will become effective upon the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware. At the Effective Time, shares of Frequency common stock issued and outstanding immediately prior thereto will be combined, automatically and without any action on the part of the stockholders, into new shares of common stock, in accordance with the Reverse Stock Split ratio contained in the Certificate of Amendment.

Registered “Book-Entry” Stockholders of Frequency Common Stock

As soon as practicable after the Effective Time, stockholders will be notified by the transfer agent that the Reverse Stock Split has been effected. As all of the outstanding shares of Frequency common stock are held in book-entry form, you will not need to take any action to receive post-Reverse Stock Split shares of Frequency common stock upon the filing of the Certificate of Amendment. As soon as practicable after the Effective Time, the transfer agent will send to your registered address a transmittal letter along with a statement of ownership indicating the number of post-Reverse Stock Split shares of common stock you hold. If applicable, a check representing a cash payment in lieu of fractional shares will also be mailed to your registered address as soon as practicable after the Effective Time (see “—Fractional Shares” below).

Beneficial Stockholders of Frequency Common Stock

Upon the implementation of the Reverse Stock Split, Frequency intends to treat shares of common stock held by stockholders in “street name” (i.e., through a bank, broker, custodian, or other nominee), in the same manner as registered “book-entry” stockholders of common stock. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial stockholders holding Frequency common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split and making payment for fractional shares. If a stockholder holds shares of Frequency common stock with a bank, broker, custodian, or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker, custodian, or other nominee.

Stockholders of Certificated Shares of Frequency Common Stock

The transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates, if applicable. If you are a stockholder holding pre-Reverse Stock Split shares in certificate form, you will receive a transmittal letter from the transfer agent as soon as practicable after the Effective Time. The transmittal letter will be accompanied by instructions specifying how you can exchange your certificate or certificates representing the pre-Reverse Stock Split shares of Frequency common stock for a statement of ownership. When you submit your certificate or certificates representing the pre-Reverse Stock Split shares of Frequency common stock, your post-Reverse Stock Split shares of Frequency common stock will be held electronically in book-entry form in the Direct Registration System. This means that, instead of receiving a new stock certificate representing the aggregate number of post-Reverse Stock Split shares you own, you will receive a statement indicating the number of post-Reverse Stock Split shares you own in book-entry form. Frequency will no longer issue physical stock certificates unless you make a specific request for a certificate representing your post-Reverse Stock Split ownership interest.

Fractional Shares

No scrip or fractional shares would be issued if, as a result of the Reverse Stock Split, a stockholder would otherwise become entitled to a fractional share because the number of shares of common stock they hold before the Reverse Stock Split is not evenly divisible by the split ratio ultimately determined by the Frequency board of directors. Instead, each stockholder will be entitled to receive a cash payment in lieu of such fractional share. The cash payment to be paid will be equal to the fraction of a share to which such stockholder would otherwise be entitled multiplied by the closing price per share of common stock on the date of the Effective Time as reported by Nasdaq (as adjusted to give effect to the Reverse Stock Split). No transaction costs would be assessed to stockholders for the cash payment. Stockholders would not be entitled to receive interest for their fractional shares for the period of time between the Effective Time and the date payment is issued or received.

After the Reverse Stock Split, then-current stockholders would have no further interest in Frequency with respect to their fractional shares. A person entitled to a fractional share would not have any voting, dividend or other rights in respect of their fractional share except to receive the cash payment as described above. Such cash payments would reduce the number of post-Reverse Stock Split stockholders to the extent that there are stockholders holding fewer than that number of pre-Reverse Stock Split shares within the Reverse Stock Split ratio that is determined by the Frequency board of directors as described above. Reducing the number of post-Reverse Stock Split stockholders, however, is not the purpose of this proposal.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Frequency is domiciled and where the funds for fractional shares would be deposited, sums due to stockholders in payment for fractional shares that are not timely claimed after the Effective Time may be required to be paid to the designated agent for each such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds may have to seek to obtain them directly from the state to which they were paid.

No Appraisal Rights

Under the DGCL, Frequency’s stockholders will not be entitled to appraisal rights with respect to the Reverse Stock Split, and Frequency does not intend to independently provide stockholders with any such right.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the Reverse Stock Split, the Frequency board of directors does not intend for this transaction to be the first step in a series of plans or proposals of a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Interests of Certain Persons in the Proposal

Certain of Frequency’s officers and directors have an interest in this proposal as a result of their ownership of shares of Frequency common stock, as set forth below in the section entitled “Principal Stockholders of Frequency”. However, Frequency does not believe that its officers or directors have interests in this proposal that are different from or greater than those of any of the other stockholders.

Anti-takeover Effects of Proposed Amendment

Release No. 34-15230 of the staff of the SEC requires disclosure and discussion of the effects of any action, including the proposed Reverse Stock Split Amendments discussed herein, that may be used as an anti-takeover mechanism. An additional effect of the Reverse Stock Split would be to increase the relative amount of authorized but unissued shares of common stock, which may, under certain circumstances, be construed as having an anti-takeover effect. Although not designed or intended for such purposes, the effect of the increased available shares might be to make more difficult or to discourage an attempt to take over or otherwise acquire control of Frequency (for example, by permitting issuances that would dilute the stock ownership of a person or entity seeking to effect a change in the composition of the board of directors or contemplating a tender offer or other change in control transaction). In addition, Frequency’s Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions that may have an anti-takeover effect. These provisions, among things, permit the Frequency board of directors to issue preferred stock with rights senior to those of the common stock without any further vote or action by the stockholders and do not provide for cumulative voting rights, which could make it more difficult for stockholders to effect certain corporate actions and may delay or discourage a change in control.

The Frequency board of directors is not presently aware of any attempt, or contemplated attempt, to acquire control of Frequency, and the Reverse Stock Split Proposal is not part of any plan by the Frequency board of directors to recommend or implement a series of anti-takeover measures.

Accounting Treatment of the Reverse Stock Split

If the Reverse Stock Split is effected, the par value per share of Frequency common stock will remain unchanged at $0.001. Accordingly, at the Effective Time, the stated capital on Frequency’s consolidated balance sheets attributable to Frequency common stock will be reduced in proportion to the size of the Reverse Stock Split ratio, and the additional paid-in-capital account will be increased by the amount by which the stated capital is reduced. The stockholders’ equity, in the aggregate, will remain unchanged. Per share net income or loss will be increased because there will be fewer shares of common stock outstanding. Frequency does not anticipate that any other accounting consequences, including changes to the amount of stock-based compensation expense to be recognized in any period, will arise as a result of the Reverse Stock Split.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split to U.S. Holders of Frequency Common Stock

The following discussion is a summary of the material U.S. federal income tax consequences of the Reverse Stock Split to U.S. Holders of Frequency common stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the Reverse Stock Split (except, to the limited extent discussed in the section entitled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Frequency Common Stock,” the distribution of the CVRs), whether or not they are in connection with the Reverse Stock Split.

This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case, as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Frequency has not sought and will not seek an opinion of counsel or any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Reverse Stock Split.

This discussion is limited to U.S. Holders who hold their Frequency common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a U.S. Holder, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to U.S. Holders that are subject to particular rules, including, without limitation:

•	U.S. expatriates or former citizens or long-term residents of the United States;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding Frequency common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers, or traders in securities;

•	S corporations, partnerships, or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts, or governmental organizations;

•	persons deemed to sell Frequency common stock under the constructive sale provisions of the Code;

•	persons who hold or receive Frequency common stock pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons who are not U.S. Holders;

•	corporations that accumulate earnings to avoid U.S. federal income tax; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Frequency common stock being taken into account in an applicable financial statement.

If a partnership, or an entity treated as a partnership for U.S. federal income tax purposes, holds Frequency common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding Frequency common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. HOLDERS OF FREQUENCY COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Material U.S. Federal Income Tax Consequences for U.S. Holders

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Frequency common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

The Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize gain or loss upon the Reverse Stock Split, except as described below with respect to cash received in lieu of fractional shares. A U.S. Holder’s aggregate tax basis in the shares of the Frequency common stock received pursuant to the Reverse Stock Split should equal such holder’s aggregate tax basis in the shares of the Frequency common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Frequency common stock), and such holder’s holding period in the shares of the Frequency common stock received should include the holding period of the shares of the Frequency common stock surrendered. Treasury Regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of the shares of Frequency common stock surrendered to the shares of Frequency common stock received pursuant to the Reverse Stock Split. U.S. Holders holding shares of Frequency common stock that were acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

A U.S. Holder who receives cash in lieu of a fractional share of Frequency common stock should be treated as first receiving such fractional share and then receiving cash in redemption of such fractional share. A U.S. Holder who receives cash in lieu of a fractional share in the Reverse Stock Split should recognize capital gain or loss in an amount equal to the difference between the amount of the cash received and the portion of such stockholder’s adjusted tax basis in the shares of Frequency common stock surrendered that is allocated to the fractional share. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for the Frequency common stock surrendered exceeded one year at the Effective Time of the Reverse Stock Split. The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding the tax effects to them of receiving cash in lieu of fractional shares based on their particular circumstances.

U.S. Holders (other than corporations and certain other exempt recipients) may be subject to information reporting with respect to any cash received in exchange for a fractional share interest in a new share in the Reverse Stock Split. U.S. Holders who are subject to information reporting and who do not provide a correct taxpayer identification number and other required information (such as by submitting a properly completed IRS Form W-9) may also be subject to backup withholding at the applicable rate. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is properly furnished in a timely manner to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Required Vote

The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively in attendance or represented by proxy at the Frequency Annual Meeting and entitled to vote on the matter is required to approve the amendment to the Restated Certificate of Incorporation of Frequency, subject to the Frequency board of directors’ authority to abandon such amendment.

FREQUENCY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 2 TO APPROVE THE AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF FREQUENCY EFFECTING THE REVERSE STOCK SPLIT.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the amendment to the Restated Certificate of Incorporation of Frequency to effect the Reverse Stock Split.

PROPOSAL NO. 3: TO ELECT DAVID L. LUCCHINO AS A CLASS I DIRECTOR

Board Size and Structure

Frequency’s Restated Certificate of Incorporation as currently in effect provides that the number of directors shall be established from time to time by the Frequency board of directors. The Frequency board of directors has fixed the number of directors at seven, and currently has five directors serving on the Frequency board of directors.

The Restated Certificate of Incorporation provides that the Frequency board of directors be divided into three classes, designated as Class I, Class II and Class III. Each class must consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Frequency board of directors. Each class of directors must stand for re-election no later than the third annual meeting of stockholders subsequent to their initial appointment or election to the Frequency board of directors, provided that the term of each director will continue until the election and qualification of his or her successor and is subject to his or her earlier death, resignation or removal. Generally, vacancies or newly created directorships on the Frequency board of directors will be filled only by vote of a majority of the directors then in office and will not be filled by the stockholders, unless the Frequency board of directors determines by resolution that any such vacancy or newly created directorship will be filled by the stockholders. A director appointed by the Frequency board of directors to fill a vacancy will hold office until the next election of the class for which such director was chosen, subject to the election and qualification of his or her successor and his or her earlier death, resignation or removal.

Current Directors and Terms

The Frequency current directors and their respective classes and terms are set forth below.

Class I Director - Current Term Ending at 2023 Annual Meeting	Class II Director - Current Term Ending at 2024 Annual Meeting	Class III Director - Current Term Ending at 2025 Annual Meeting
David L. Lucchino	Cynthia L. Feldmann Michael Huang	Timothy J. Barberich Robert S. Langer

Nominee for Director

Mr. Lucchino has been nominated by the Frequency board of directors to stand for election. As the director assigned to Class I, Mr. Lucchino’s current term of service will expire at the Frequency Annual Meeting. If elected by the stockholders at the Frequency Annual Meeting, Mr. Lucchino will serve for a term expiring at the annual meeting of stockholders to be held in 2026, or the 2026 Annual Meeting, subject to the election and qualification of his successor or until his earlier death, resignation or removal.

The nominee for election has agreed to serve if elected, and management has no reason to believe that the nominee will be unable to serve. If, however, prior to the Frequency Annual Meeting, the Frequency board of directors should learn that the nominee will be unable to serve for any reason, the proxies that otherwise would have been voted for the nominee will be voted for a substitute nominee as selected by the Frequency board of directors. Proxies cannot be voted for a greater number of persons than the number of nominees named in this proposal. The Frequency board of directors has no reason to believe that the nominee will be unable to serve.

Information About Board Nominee and Continuing Directors

The following pages contain certain biographical information for the nominee for director and each director whose term as a director will continue after the Frequency Annual Meeting, including all positions he or she holds, his or her principal occupation and business experience for the past five years, and the names of other publicly-held companies of which the director or nominee currently serves as a director or has served as a director during the past five years.

Frequency believes that all of the directors and the nominee: display personal and professional integrity; satisfactory levels of education and/or business experience; broad-based business acumen; an appropriate level of understanding of the business and its industry and other industries relevant to the business; the ability and willingness to devote adequate time to the work of the Frequency board of directors and its committees; skills and personalities that complement those of the other directors and that help build a board of directors that is effective, collegial and responsive to the needs of Frequency; strategic thinking and a willingness to share ideas; a diversity of experiences, expertise and background; and the ability to represent the interests of all of the stockholders. The information presented below regarding the nominee and each continuing director also sets forth specific experience, qualifications, attributes and skills that led the Frequency board of directors to the conclusion that such individual should serve as a director in light of the business and structure.

Nominee for Election to Three Year Term Expiring at the 2026 Annual Meeting of Stockholders

Class I Director Nominee	Age	Director Since	Current Position at Frequency
David L. Lucchino	54	November 2014	President, Chief Executive Officer and Director

David L. Lucchino has served as the President and Chief Executive Officer and a member of the Frequency board of directors since November 2014 and was a co-founder of Frequency with Dr. Robert S. Langer and Dr. Christopher R. Loose. From December 2014 until June 2016, Mr. Lucchino served as the President of Entrega Bio, a biotechnology company focused on oral drug delivery technology. Prior to that, Mr. Lucchino co-founded Semprus BioSciences, or Semprus, a biotechnology company, and served as its President and Chief Executive Officer from June 2007 to June 2012. Mr. Lucchino oversaw the development of Semprus’ lead medical product, which received FDA clearance in 2012. Semprus was acquired by Teleflex, Inc., or Teleflex, in June 2012. Prior to Semprus, Mr. Lucchino worked at the investment firm Polaris Partners. He started his biotech career by Co-Founding LaunchCyte, an investment firm where he was also a Managing Director. Mr. Lucchino is the past chairman of the board of directors of MassBio, a nonprofit organization that represents over 1,500 life science firms and provides services and support for the biotechnology industry in Massachusetts. He is a member of the College of Fellows of the American Institute for Medical and Biological Engineering and was appointed by Massachusetts’ Governor Charlie Baker as a member of the Commonwealth’s STEM Advisory Council. Mr. Lucchino also served as a trustee of Mt. Auburn Hospital, a Harvard Medical School facility for fifteen years, a trustee of the Multiple Myeloma Research Foundation, and a member of the Board of NOLS (The National Outdoor Leadership School). Mr. Lucchino holds an MBA from the Massachusetts Institute of Technology’s Sloan School of Management, an M.S. from the Newhouse School of Journalism at Syracuse University, and a B.A. in Philosophy and Religious Studies from Denison University. Frequency believes Mr. Lucchino’s position as the Chief Executive Officer and extensive management experience in the biotechnology and pharmaceutical industry qualifies him to serve on the Frequency board of directors.

Class II Directors Whose Terms Expire at the 2024 Annual Meeting

Class II Directors	Age	Director Since	Current Position at Frequency
Cynthia L. Feldmann	70	September 2020	Director
Michael Huang	49	October 2018	Director

Cynthia L. Feldmann has served on the Frequency board of directors since September 2020 and is the Chair of Frequency’s Audit Committee. In March 2022, Ms. Feldmann joined the board of Alexandria Real Estate Equities, Inc., or Alexandria, an urban office real estate investing trust focused on collaborative life science, agtech and technology campuses in AAA innovation cluster locations. She serves on Alexandria’s Science & Technology Board Committee. Ms. Feldmann has served as a member of the board of directors of

UFP Technologies, Inc., or UFPT, since June 2017. She chairs the UFPT Audit Committee and serves on the Nominating & Governance Committee. Since 2005, Ms. Feldmann has served on the board of directors of STERIS PLC, or STERIS, a provider of infection prevention, decontamination, and health science technologies, products and services. She is the Chair of STERIS’ Nominating & Governance Committee and previously chaired and is a current member of the Audit Committee. Ms. Feldmann also served from 2003 to 2018 on the board of directors of Hanger Inc., or Hanger, a provider of orthotic and prosthetic services and products, and the largest orthotic and prosthetic managed care network in the U.S. Ms. Feldmann served on the Audit Committee, including as Chair of the Audit Committee, the Compensation Committee and the Quality and Technology Committee of Hanger. Ms. Feldmann currently serves on the board of trustees and as a member of the Finance Committee of Falmouth Academy, an academically rigorous, co-ed college preparatory day school for grades 7 to 12. Ms. Feldmann previously served as a director and chair of the Audit Committee and as a member of the Nominating & Governance, Compensation, and Quality and Technology Committees of HeartWare International, Inc., a medical device company, from 2012 until its acquisition by Medtronic PLC in August 2016. Previously, Ms. Feldmann had a 27-year career in public accounting; she was Partner at KPMG LLP, holding various leadership roles in the firm’s Medical Technology and Health Care & Life Sciences industry groups and was National Partner-in-Charge of the Life Sciences practice for Coopers & Lybrand (now PricewaterhouseCoopers LLP) among other leadership positions she held during her career there. Ms. Feldmann was a founding board member of Mass Medic, a Massachusetts trade association for medical technology companies, where she also served as treasurer and as a member of the board’s Executive Committee during her tenure from 1997 to 2001. Ms. Feldmann is a retired CPA and holds a Masters Professional Director Certification from the American College of Corporate Directors. As a result of these and other professional experiences, Ms. Feldmann possesses particular knowledge and experience in accounting, finance, and capital markets, and public company experience particularly in the medical device industry, that qualifies her to serve on the Frequency board of directors.

Michael Huang has served as a member of the Frequency board of directors since October 2018. Since 2021, Mr. Huang has served as a member of the board of directors of Windgap Medical, Inc. Mr. Huang has served as a member of the board of directors of Viracta Therapeutics since 2019. Mr. Huang serves as Managing Partner at Taiwania Capital Management Corporation, a venture capital firm. From 2014 to 2017, Mr. Huang served as Chief Executive Officer of NeuroVive Pharmaceutical Asia, Inc., a biopharmaceutical company. Mr. Huang holds an MBA from Rice University, a M.A. in Chemistry from the University of Texas, Arlington, and a B.S. from the University of Texas, Austin. Frequency believes Mr. Huang’s extensive investment experience in the life sciences industry qualifies him to serve on the Frequency board of directors.

Class III Directors Whose Terms Expire at the 2025 Annual Meeting

Class III Directors	Age	Director Since	Current Position at Frequency
Timothy J. Barberich	75	September 2016	Vice Chairman and Director
Robert S. Langer, Sc.D.	74	September 2016	Director

Timothy J. Barberich has served as a member of the Frequency board of directors since September 2016 and as Vice Chairman of the Frequency board of directors since March 2022. Mr. Barberich has served on the board of directors of TScan Therapeutics, Inc. since 2019, and Gila Therapeutics, Inc. since 2022. Mr. Barberich previously served on the boards of directors for Verastem, Inc. from 2014 to 2022, for GI Dynamics, Inc. from 2011 to 2021, for Tokai Pharmaceuticals, Inc. from 2009 to 2017, for HeartWare International, Inc. from 2008 to 2016, for Inotek Pharmaceuticals Corporation from 2016 to 2017, and for Neurovance, Inc. from 2010 to 2016. Mr. Barberich is co-founder, and served as the CEO and Chairman of Sepracor Inc. from 1984 to 2009. He holds a B.S. in Chemistry from Kings College. Frequency believes Mr. Barberich’s extensive experience in the life sciences industry qualifies him to serve on the Frequency board of directors.

Robert S. Langer, Sc.D., has served as a member of the Frequency board of directors since September 2016. Dr. Langer has served as a David H. Koch Institute Professor at the Massachusetts Institute of Technology since

2005. Dr. Langer currently serves on the boards of directors Moderna, Inc., Seer, Abpro bio and Puretech Health plc, and previously served on the boards of directors of Momenta Pharmaceuticals, Inc., Kala Pharmaceuticals, Inc., Fibrocell Science, Inc. and Millipore Corp. Dr. Langer holds a Sc.D. in Chemical Engineering from MIT and a B.S. in Chemical Engineering from Cornell University. Frequency believes Dr. Langer’s pioneering academic work, extensive medical and scientific knowledge, and experience serving on public company boards of directors qualify him to serve on the Frequency board of directors.

Required Vote

The plurality of the votes cast by the holders of shares present in attendance or represented by proxy at the Frequency Annual Meeting and entitled to vote on the matter, assuming a quorum is present, is required to elect David L. Lucchino as a Class I director.

FREQUENCY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 3 TO ELECT DAVID L. LUCCHINO AS A CLASS I DIRECTOR UNTIL THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD IN 2026 AND UNTIL HIS RESPECTIVE SUCCESSOR HAS BEEN DULY ELECTED AND QUALIFIED OR UNTIL HIS EARLIER DEATH, RESIGNATION OR REMOVAL.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy statement/prospectus to vote shares “FOR” the election of David L. Lucchino as a Class I director until the annual meeting of stockholders to be held in 2026 and until his respective successor has been duly elected and qualified or until his earlier death, resignation or removal.

PROPOSAL NO. 4: TO RATIFY, IN A NON-BINDING VOTE, THE APPOINTMENT OF RSM US LLP AS FREQUENCY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR DECEMBER 31, 2023

Appointment of Independent Registered Public Accounting Firm

The audit committee appoints the independent registered public accounting firm. In this regard, the audit committee evaluates the qualifications, performance and independence of the independent registered public accounting firm and determines whether to re-engage the current firm. As part of its evaluation, the audit committee considers, among other factors, the quality and efficiency of the services provided by the firm, including the performance, technical expertise, industry knowledge and experience of the lead audit partner and the audit team assigned to Frequency’s account; the overall strength and reputation of the firm; the firm’s global capabilities relative to Frequency’s business; and the firm’s knowledge of Frequency’s operations. RSM US LLP has served as Frequency’s independent registered public accounting firm since 2017. Neither the accounting firm nor any of its members has any direct or indirect financial interest in or any connection with Frequency in any capacity other than as the auditors and providing audit and permissible non-audit related services. Upon consideration of these and other factors, the audit committee has appointed RSM US LLP to serve as Frequency’s independent registered public accounting firm for the year ending December 31, 2023.

Although ratification is not required, the Frequency board of directors is submitting the selection of RSM US LLP to the stockholders for ratification because Frequency values the stockholders’ views on the independent registered public accounting firm and it is a good corporate governance practice. If the stockholders do not ratify the selection, it will be considered as notice to the Frequency board of directors and the audit committee to consider the selection of a different firm. Even if the selection is ratified, the audit committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Frequency and the stockholders.

Representatives of RSM US LLP are expected to attend the Frequency Annual Meeting and to have an opportunity to make a statement and be available to respond to appropriate questions from stockholders.

Independent Registered Public Accounting Firm Fees

The following is a summary and description of fees incurred by RSM US LLP for the fiscal years ended December 31, 2022 and 2021:

	Fiscal Year 2022	Fiscal Year 2021
Audit fees(1)	$275,625	$249,375
Audit-related fees(2)	$—	$70,875
Tax fees(3)	$74,078	$53,355
All other fees	$—	$—

Total Fees	$349,703	$373,605

(1)	Audit fees consist of fees for Frequency’s quarterly reviews and audit of Frequency’s annual financial statements.
(2)	Audit-related fees in 2021 consist of fees related to the preparation of a proxy statement/prospectus for Frequency’s at-the-market stock sale program.
(3)	Tax fees are related to tax advisory services.

Pre-Approval Policy

The formal written charter for the audit committee requires that the audit committee pre-approve all audit services to be provided to Frequency, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to Frequency by the independent registered public accounting firm, other than de minimis non-audit services approved in accordance with applicable rules of the SEC.

The audit committee has adopted a pre-approval policy that sets forth the procedures and conditions pursuant to which audit and non-audit services proposed to be performed by the independent registered public accounting firm may be pre-approved. This pre-approval policy generally provides that the audit committee will not engage an independent registered public accounting firm to render any audit, audit-related, tax or permissible non-audit service unless the service is either (i) explicitly approved by the audit committee or (ii) entered into pursuant to the pre-approval policies and procedures described in the pre-approval policy. Unless a type of service to be provided by the independent registered public accounting firm has received this latter general pre-approval under the pre-approval policy, it requires specific pre-approval by the audit committee.

The audit committee periodically reviews and generally pre-approves services (and annually approves related fee levels or budgeted amounts) that may be provided by the independent registered public accounting firm without first obtaining specific pre-approval from the audit committee. The audit committee may revise the list of general pre-approved services from time to time, based on subsequent determinations. Any member of the audit committee to whom the committee delegates authority to make pre-approval decisions must report any such pre-approval decisions to the audit committee at its next scheduled meeting. If circumstances arise where it becomes necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories or above the pre-approved amounts, the audit committee requires pre-approval for such additional services or such additional amounts.

Frequency Board of Directors Recommendation

The Frequency board of directors unanimously recommends a vote FOR the ratification of the appointment of RSM US LLP as Frequency’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

Audit Committee Report

The audit committee operates pursuant to a charter which is reviewed annually by the audit committee. Additionally, a brief description of the primary responsibilities of the audit committee is included in this proxy statement/prospectus under the discussion of “Frequency Directors, Officers and Corporate Governance— Audit Committee.” Under the audit committee charter, management is responsible for the preparation, presentation and integrity of Frequency’s financial statements, the application of accounting and financial reporting principles and Frequency’s internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for auditing the financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States.

In the performance of its oversight function, the audit committee reviewed and discussed with management and RSM US LLP, as Frequency’s independent registered public accounting firm, Frequency’s audited financial statements for the fiscal year ended December 31, 2022. The audit committee also discussed with Frequency’s independent registered public accounting firm the matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board, or the PCAOB, and the SEC. In addition, the audit committee received and reviewed the written disclosures and the letters from Frequency’s independent registered public accounting firm required by applicable requirements of the PCAOB, regarding such independent registered public accounting firm’s communications with the audit committee concerning independence, and discussed with Frequency’s independent registered public accounting firm their independence from Frequency.

Based upon the review and discussions described in the preceding paragraph, the audit committee recommended to the Frequency board of directors that Frequency’s audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC.

Submitted by the audit committee of the Frequency board of directors:

Cynthia L. Feldmann (Chair)

Timothy J. Barberich

Michael Huang

Required Vote

The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the holders entitled to vote on the matter is required to ratify, in a non-binding vote, the appointment of RSM US LLP as Frequency’s independent registered public accounting firm for the year ending December 31, 2023.

FREQUENCY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 4 TO RATIFY, IN A NON-BINDING VOTE, THE APPOINTMENT OF RSM US LLP AS FREQUENCY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR DECEMBER 31, 2023.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy statement/prospectus to vote shares “FOR” the ratification of RSM US LLP as Frequency’s independent registered public accounting firm for the year ending December 31, 2023.

PROPOSAL NO. 5: APPROVAL OF 2023 STOCK OPTION AND INCENTIVE PLAN

Overview

As discussed in this proxy statement/prospectus, Frequency is asking its stockholders to consider and vote upon a proposal to approve and adopt the Korro Bio, Inc. 2023 Stock Option and Incentive Plan, or the 2023 Plan, a copy of which is attached to this proxy statement/prospectus as Annex I, or the Equity Incentive Plan Proposal.

The 2023 Plan is intended to replace the Korro Bio 2019 Plan as well as the Frequency 2014 Plan and the Frequency 2019 Plan, or, together with the Frequency 2014 Plan, the Frequency Incentive Plans. If the 2023 Plan becomes effective, then no additional awards will be granted under the Korro Bio 2019 Plan as in effect immediately prior to the closing date of the Merger or the Frequency Incentive Plans, although all outstanding stock awards granted under the Korro Bio 2019 Plan as in effect immediately prior to the closing of the Merger will be assumed and converted into stock awards of the combined company and will remain subject to the terms and conditions of the agreements evidencing such awards and the terms of the Korro Bio 2019 Plan. Each Frequency restricted stock unit award that is outstanding immediately prior to the Effective Time will remain outstanding and such restricted stock unit awards, subject to proportionate adjustment in accordance with the terms of the Frequency 2019 Plan to reflect the Reverse Stock Split and the issuance of the CVRs, will be unaffected by the Merger, provided that each restricted stock unit that vests solely based on the holder’s continued employment or service will vest in full immediately prior to the Effective Time. In addition, all outstanding and unvested Frequency Options shall vest in full in accordance with the terms of the Merger Agreement and remain outstanding following the Effective Time.

Reasons to Approve the 2023 Plan

The purpose of the 2023 Plan is to enhance the ability of the combined company to attract, retain and incentivize employees, independent contractors and directors and promote the success of its business. Equity compensation can play an important role in the success of the combined company by encouraging and enabling employees, independent contractors and directors, upon whose judgment, initiative and efforts the combined company largely depends for the successful conduct of its business, to acquire a proprietary interest in the combined company. Accordingly, the ability to grant stock awards at competitive levels will be a vital element of the combined company’s compensation program and is, therefore, in the best interest of the combined company and its stockholders. If Frequency’s stockholders do not approve the 2023 Plan, the Frequency 2019 Plan will remain in effect in accordance with its terms. In such event, the combined company’s board of directors may consider whether to adopt alternative arrangements based on its assessment of the combined company’s needs. Without stockholder approval of the 2023 Plan, the combined company could be limited in its ability to offer a competitive equity compensation program to attract, retain and motivate the talented and qualified employees necessary for the continued growth and success of the combined company, especially in an industry that increasingly relies on equity compensation as a key component of overall employee compensation.

Approval of the 2023 Plan by Frequency’s stockholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans and allow the grant of incentive stock options under the 2023 Plan. If the 2023 Plan is approved by Frequency’s stockholders, the 2023 Plan will become effective as of the Effective Time and the combined company will register the necessary shares of its common stock on a Registration Statement on Form S-8.

A total of 44,251,400 shares (before giving effect to the proposed Reverse Stock Split) will be reserved for issuance under the 2023 Plan. As of September 27, 2023, the closing price on Nasdaq per share of Frequency common stock was $0.3853. Based upon a price per share of $0.3853, the maximum aggregate market value that could potentially be issued under the 2023 Plan at the Effective Time is $17,050,064.42. The Frequency board of directors approved the 2023 Plan in August 2023, subject to the approval by Frequency’s stockholders and effective as of the Effective Time. If the closing of the Merger does not occur or the 2023 Plan is not approved by

Frequency’s stockholders, the 2023 Plan will not become effective and no stock awards will be granted thereunder, and the Frequency 2019 Plan will remain in full force and effect and available for the grant of stock awards thereunder (subject to the terms of the plan).

The following is a summary of the material features of the 2023 Plan. This summary is qualified in its entirety by the full text of the 2023 Plan, a copy of which is included as Annex I to this proxy statement/prospectus.

Summary of the Material Provisions of the Korro Bio, Inc. 2023 Stock Option and Incentive Plan

The 2023 Plan in intended to allow the combined company to make equity and equity-based incentive awards to officers, employees, directors and consultants. The combined company anticipates that providing such persons with a direct stake in the combined company will assure a closer alignment of the interests of such individuals with those of the combined company and its stockholders, thereby stimulating their efforts on the combined company’s behalf and strengthening their desire to remain with the combined company.

The maximum aggregate number of shares that may be issued under the 2023 Plan is 44,251,400 shares (before giving effect to the proposed Reverse Stock Split), or the Initial Limit. The 2023 Plan provides that the number of shares reserved and available for issuance under the 2023 Plan will automatically increase each January 1, beginning on January 1, 2024, by 5% of the outstanding number of shares on the immediately preceding December 31, or such lesser amount as determined by the plan administrator, or the Annual Increase. This limit is subject to adjustment in the event of a reorganization, recapitalization, reclassification, stock split, stock dividend, reverse stock split or other similar change in the combined company’s capitalization. The maximum aggregate number of shares that may be issued upon exercise of incentive stock options under the 2023 Plan shall not exceed the Initial Limit cumulatively increased on January 1, 2024 and on each January 1 thereafter by the lesser of the Annual Increase or 44,251,400 shares (before giving effect to the proposed Reverse Stock Split). Shares underlying any awards under the 2023 Plan and the shares underlying awards under the Korro Bio 2019 Plan or Frequency Plans that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the combined company prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) shall be added back to the shares available for issuance under the 2023 Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares that may be issued as incentive stock options. Awards that may be settled solely in cash will not be counted against the shares available for issuance under the 2023 Plan and will not reduce the shares authorized for grant to a grantee in any calendar year.

The 2023 Plan contains a limitation whereby the value of all awards under the 2023 Plan and all other cash compensation paid to any non-employee director for services as a non-employee director may not exceed $750,000 in any calendar year; provided, however, that such amount will be $1,000,000 for the first calendar year a non-employee director is initially appointed to the combined company’s board of directors.

The 2023 Plan will be administered by the combined company’s board of directors, the compensation committee of the combined company’s board of directors or such other similar committee pursuant to the terms of the 2023 Plan. The plan administrator, which initially will be the compensation committee of the combined company’s board of directors, will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2023 Plan. The plan administrator may delegate to a committee consisting of one or more officers the authority to grant stock options and other awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not members of the delegated committee, subject to certain limitations and guidelines. Persons eligible to participate in the 2023 Plan will be officers, employees, non-employee directors and consultants of the combined company as selected from time to time by the plan administrator in its discretion.

Immediately following completion of the Merger, the combined company is expected to have a total of approximately 90 employees and five non-employee directors who will be eligible to be granted stock awards from the 2023 Plan.

The 2023 Plan permits the granting of both options to purchase shares intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the 2023 Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the combined company and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive awards under the 2023 Plan. The option exercise price of each option will be determined by the plan administrator but generally may not be less than 100% of the fair market value of the combined company’s share on the date of grant or, in the case of an incentive stock option granted to a 10% stockholder, 110% of such share’s fair market value. The term of each option will be fixed by the plan administrator and may not exceed ten years from the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, five years from the date of grant. The plan administrator will determine at what time or times each option will vest and may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the plan administrator or by delivery (or attestation to the ownership) of shares that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law, the exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the plan administrator may permit non-qualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

The plan administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares or cash, equal to the value of the appreciation in the combined company’s stock price over the exercise price. The exercise price generally may not be less than 100% of the fair market value of the combined company’s share on the date of grant. The term of each stock appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each stock appreciation right will vest and may be exercised, including the ability to accelerate the vesting of such stock appreciation right.

The plan administrator may award restricted shares and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with the combined company through a specified vesting period. The plan administrator may also grant shares that are free from any restrictions under the 2023 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. The plan administrator may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares.

The plan administrator may grant cash-based awards under the 2023 Plan to participants.

The 2023 Plan requires the plan administrator to make appropriate adjustments to the number of shares of common stock that are subject to the 2023 Plan, to certain limits in the 2023 Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

The 2023 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2023 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2023 Plan. To the extent that awards granted under the 2023 Plan are not assumed or continued or substituted by the successor entity, all awards granted under the 2023 Plan shall terminate and in such case, except as may be otherwise provided in the relevant award agreement, all stock options and stock appreciation rights with time-based vesting conditions or restrictions that are not vested and/or exercisable immediately prior to the effective time of the sale event and held by grantees who have had a continuous service relationship with the combined company for at least one year prior to the effective time of the sale event shall become fully vested and exercisable as of the effective time of the sale event, all other awards with time-based vesting conditions or restrictions shall, if held by grantees who have had a continuous service relationship with the combined company for at least one year prior to the effective time of the sale event, become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will, for each such award, either (a) receive a payment in cash or in kind for each share subject to such award that is exercisable in an amount equal to the per share cash consideration payable to stockholders in the sale event less the applicable per share exercise price (provided that, in the case of an option or stock appreciation right with an exercise price equal to or greater than the per share cash consideration payable to stockholders in the sale event, such option or stock appreciation right shall be cancelled for no consideration) or (b) be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. The plan administrator shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other awards in an amount equal to the per share cash consideration payable to stockholders in the sale event multiplied by the number of vested shares under such awards.

Participants in the 2023 Plan are responsible for the payment of any federal, state or local taxes that the combined company is required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of the combined company to be satisfied, in whole or in part, by the combined company withholding from shares to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of the combined company to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to the combined company in an amount that would satisfy the withholding amount due.

The 2023 Plan generally does not allow for the transfer or assignment of awards, other than by will or by the laws of descent and distribution or pursuant to a domestic relations order; however, the plan administrator may permit the transfer of non-qualified stock options by gift to an immediate family member, to trusts for the benefit of family members, or to partnerships in which such family members are the only partners. All awards will be subject to any combined company clawback policy as set forth in such clawback policy or the applicable award agreement.

The plan administrator may amend or discontinue the 2023 Plan and the plan administrator may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. The plan administrator may not reduce the exercise price of outstanding options or stock appreciation rights, effect the repricing of such awards through cancellation and re-grants or cancel such awards in exchange for cash or other awards without prior stockholder approval. Certain amendments to the 2023 Plan require the approval of the combined company’s stockholders.

No awards may be granted under the 2023 Plan after the date that is ten years from the Effective Time. No awards under the 2023 Plan have been made prior to the date hereof.

Form S-8

Following the consummation of the Merger, the combined company will file with the SEC a registration statement on Form S-8 covering the shares issuable under the 2023 Plan.

Certain U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the 2023 Plan. It does not describe all federal tax consequences under the 2023 Plan, nor does it describe state or local tax consequences.

Incentive Stock Options. No taxable income is generally recognized by the optionee upon the grant or exercise of an incentive stock option. If shares issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) the combined company will not be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares at exercise (or, if less, the amount realized on a sale of such shares) over the option price thereof, and (ii) the combined company will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

No income is generally recognized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is recognized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares on the date of exercise, and the combined company will receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares. Upon exercise, the optionee will also be subject to social security taxes on the excess of the fair market value over the exercise price of the option.

All Other Awards. For all other awards under the 2023 Plan, the combined company generally will be entitled to a tax deduction in connection with other awards under the 2023 Plan in an amount equal to the ordinary income recognized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for deferred settlement.

Section 162(m) of the Code limits the deduction certain employers may take for otherwise deductible compensation payable to certain executive officers of the employer to the extent the compensation paid to such an officer for the year exceeds $1 million.

The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “excess parachute payments” as defined in Section 280G of the Code. Any such excess parachute payments may be non-deductible to the combined company, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Application of Section 409A of the Code

Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving nonqualified deferred compensation under a plan that fails to satisfy certain requirements. For purposes of Section 409A, “nonqualified deferred compensation” includes equity-based incentive programs, including some stock options, stock appreciation rights and restricted stock units. Generally speaking, Section 409A does not apply to incentive stock options, and non-discounted non-qualified stock options and stock appreciation rights if no deferral is provided beyond exercise, or restricted stock.

The awards made pursuant to the 2023 Plan are expected to be designed in a manner intended to comply with the requirements of Section 409A of the Code such that no adverse tax consequences under Section 409A apply to the extent the awards granted under the 2023 Plan are not exempt from coverage. However, if the 2023 Plan fails to comply with Section 409A in operation, a participant could be subject to the additional taxes and interest.

State, local and foreign tax consequences may in some cases differ from the U.S. federal income tax consequences described above. The aforementioned summary of the U.S. federal income tax consequences in respect of the 2023 Plan is for general information only.

Interested parties should consult their own advisors as to specific tax consequences of their awards. The 2023 Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Code.

New Plan Benefits

No awards have been previously granted under the 2023 Plan and no awards have been granted that are contingent on stockholder approval of the 2023 Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this proxy statement/prospectus because participation and the types of awards that may be granted under the 2023 Plan are subject to the discretion of the plan administrator. Consequently, no new plan benefits table is included in this proxy statement/prospectus.

Interests of Certain Persons in this Proposal

The existence of financial and personal interests of one or more of Frequency’s directors may result in a conflict of interest on the part of such director(s) between what he or she may believe is in the best interests of Frequency and its stockholders and what he or she may believe is best for himself or herself in determining to recommend that stockholders vote for the proposals. In addition, Frequency’s officers have interests in the Merger that may conflict with the interests of Frequency’s stockholders. See the section entitled “The Merger—Interests of Frequency Directors and Executive Officers in the Merger” for a further discussion of these considerations.

Required Vote

The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the holders entitled to vote on the matter is required to approve the Equity Incentive Plan Proposal.

FREQUENCY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 5 TO APPROVE THE 2023 STOCK OPTION AND INCENTIVE PLAN.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy statement/prospectus to vote shares “FOR” the approval of the Equity Incentive Plan Proposal.

PROPOSAL NO. 6: APPROVAL OF 2023 EMPLOYEE STOCK PURCHASE PLAN

Overview

As discussed in this proxy statement/prospectus, Frequency is asking its stockholders to consider and vote upon a proposal to approve the Korro Bio, Inc. 2023 Employee Stock Purchase Plan, or the 2023 ESPP, a copy of which is attached to this proxy statement/prospectus as Annex J, or the ESPP Proposal.

If the 2023 ESPP becomes effective, then no additional awards will be granted under the Frequency ESPP. If the 2023 ESPP does not become effective, the Frequency ESPP will remain in full force and effect and available for the grant of awards thereunder.

Reasons to Approve the 2023 ESPP

The purpose of the 2023 ESPP is to provide employees of the combined company with an opportunity to acquire shares, which will enable the combined company to attract, retain and motivate valued employees. Approval of the 2023 ESPP by Frequency’s stockholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans. A component of the 2023 ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. If the 2023 ESPP is approved by Frequency’s stockholders, the 2023 ESPP will become effective as of the Effective Time and the combined company will register the necessary shares of its common stock on a Registration Statement on Form S-8.

A total of 4,425,145 shares (before giving effect to the proposed Reverse Stock Split) will be reserved for issuance under the 2023 ESPP. As of September 27, 2023, the closing price on Nasdaq per share of Frequency common stock was $0.3853. Based upon a price per share of $0.3853, the maximum aggregate market value that could potentially be issued under the 2023 ESPP at the Effective Time is $1,705,008.37. The Frequency board of directors approved the 2023 ESPP in August, 2023, subject to approval by Frequency’s stockholders. If the 2023 ESPP is approved by Frequency’s stockholders, the 2023 ESPP will become effective at the Effective Time.

The following is a summary of the material features of the 2023 ESPP. This summary is qualified in its entirety by the full text of the 2023 ESPP, a copy of which is included as Annex J to this proxy statement/prospectus.

Summary of the Material Provisions of the 2023 ESPP

An aggregate of 4,425,145 shares (before giving effect to the proposed Reverse Stock Split), or the Initial Reserve, will be reserved and available for issuance under the 2023 ESPP. The 2023 ESPP provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2024, by the lesser of a number of shares equal to the Initial Reserve, 1% of the outstanding number of shares on the immediately preceding December 31, or such lesser amount as determined by the plan administrator. If the combined company’s capital structure changes because of a stock dividend, stock split or similar event, the number of shares that can be issued under the 2023 ESPP will be appropriately adjusted.

The 2023 ESPP will be administered by the person or persons appointed by the combined company’s board of directors. Initially, the compensation committee of the combined company’s board of directors will administer the plan and will have full authority to make, administer and interpret such rules and regulations regarding the 2023 ESPP as it deems advisable.

Any employee of the combined company or one of its subsidiaries that has been designated to participate in the 2023 ESPP is eligible to participate in the 2023 ESPP so long as the employee is customarily employed for more than 20 hours a week. No person who owns or holds, or as a result of participation in the 2023 ESPP would own or hold, shares or options to purchase shares, that together equal to 5% or more of total combined voting power or value of all classes of stock of the combined company or any parent or subsidiary is entitled to participate in the 2023 ESPP. No employee may exercise an option granted under the 2023 ESPP that permits the employee to purchase shares having a value of more than $25,000 (determined using the fair market value of the stock at the time such option is granted) in any calendar year.

Participation in the 2023 ESPP is limited to eligible employees who authorize payroll deductions equal to a whole percentage of base pay to the 2023 ESPP. Employees may authorize payroll deductions, with a minimum of 1% of base pay and a maximum of 15% of base pay.

Immediately following completion of the Merger, the combined company is expected to have a total of approximately 90 employees who will be eligible participate the 2023 ESPP. Once an employee becomes a participant in the 2023 ESPP, that employee will automatically participate in successive offering periods, as described below, until such time as that employee withdraws from the 2023 ESPP, becomes ineligible to participate in the 2023 ESPP, or his or her employment ceases.

The combined company may make one or more offerings under the 2023 ESPP, consisting of one or more purchase periods, for employees to purchase shares under the 2023 ESPP, which is referred to as an “offering period.” The plan administrator may, in its discretion, determine when each offering shall occur, including the duration of any offering period; provided, that no offering period will exceed 27 months in duration. Shares are purchased on the last day of each purchase period or if such purchase period is the last purchase period of the offering period, the last day of such offering period, with that day being referred to as an “exercise date.” Unless otherwise determined by the plan administrator, participants will only be permitted to participate in one offering at a time.

On the first day of an offering period, employees participating in that offering period will be granted an option to purchase shares. On the exercise date of each purchase period, the employee is deemed to have exercised the option, at the exercise price, for the lowest of (i) a number of shares determined by dividing such employee’s accumulated payroll deductions or contributions on such exercise date by the exercise price; (ii) a number of shares determined by dividing $25,000 by the fair market value per share on the first day of the offering period; or (iii) such lesser number as established by the plan administrator in advance of the offering. The exercise price is equal to the lesser of (i) 85% the fair market value per share on the first day of the offering period or (ii) 85% of the fair market value per share on the exercise date. The maximum number of shares that may be issued to any employee under the 2023 ESPP in a calendar year is a number of shares determined by dividing $25,000, valued at the start of the offering period, or such other lesser number of shares as determined by the plan administrator from time to time.

In general, if an employee is no longer a participant on an exercise date, the employee’s option will be automatically terminated, and the amount of the employee’s accumulated payroll deductions will be refunded.

Except as may be permitted by the plan administrator in advance of an offering, a participant may not increase or decrease the amount of his or her payroll deductions during any offering period but may increase or decrease his or her payroll deduction with respect to the next offering period by filing a new enrollment form at least 15 business days before the first day of such offering period, or such other deadline established by the plan administrator. A participant may withdraw from an offering period at any time without affecting his or her eligibility to participate in future offering periods. If a participant withdraws from an offering period, that participant may not again participate in the same offering period, but may enroll in subsequent offering periods. An employee’s withdrawal will be effective as of the next business day following the date that the plan administrator receives the employee’s written notice of withdrawal under the 2023 ESPP.

In the case of and subject to the consummation of a “sale event,” the plan administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions under the 2023 ESPP or with respect to any right under the 2023 ESPP or to facilitate such transactions or events: (a) to provide for either (i) termination of any outstanding option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such option had such option been currently exercisable or (ii) the replacement of such outstanding option with other options or property selected by the plan administrator in its sole discretion; (b) to provide that the outstanding options under the 2023 ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (c) to make adjustments in the number and type of shares (or other securities or property) subject to outstanding options under the 2023 ESPP and/or in the terms and conditions of outstanding options and options that may be granted in the future; (d) to provide that the offering with respect to which an option relates will be shortened by setting a new exercise date on which such offering will end; and (e) to provide that all outstanding options shall terminate without being exercised and all amounts in the accounts of participants shall be promptly refunded.

The 2023 ESPP will automatically terminate on the 10-year anniversary of the Effective Time. The combined company’s board of directors may, in its discretion, at any time, terminate or amend the 2023 ESPP.

Form S-8

Following the Effective Time and subject to the approval of the 2023 ESPP by Frequency’s stockholders, the combined company will file with the SEC a registration statement on Form S-8 covering the shares issuable under the 2023 ESPP.

Certain U.S. Federal Income Tax Consequences

The following is only a summary of the effect of the U.S. income tax laws and regulations upon an employee and the combined company with respect to an employee’s participation in the 2023 ESPP. This summary does not purport to be a complete description of all federal tax implications of participation in the 2023 ESPP, nor does it discuss the income tax laws of any municipality, state or foreign country in which a participant may reside or otherwise be subject to tax.

A participant in the 2023 ESPP generally recognizes no taxable income either as a result of participation in the 2023 ESPP or upon exercise of an option to purchase shares under the terms of the 2023 ESPP.

If a participant disposes of shares purchased upon exercise of an option granted under the 2023 ESPP within two years from the first day of the applicable offering period or within one year from the exercise date, which is referred to as a “disqualifying disposition,” the participant will generally recognize ordinary income in the year of that disposition equal to the amount by which the fair market value of the shares on the date the shares were purchased exceeds the purchase price. The amount of ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a capital gain or loss. A capital gain or loss will generally be long-term if the participant’s holding period is more than 12 months, or short-term if the participant’s holding period is 12 months or less.

If the participant disposes of shares purchased upon exercise of an option granted under the 2023 ESPP at least two years after the first day of the applicable offering period and at least one year after the exercise date, the participant will recognize ordinary income in the year of disposition equal to the lesser of (1) the excess of the fair market value of the shares at the time the option was granted over the amount paid and (2) the excess of the amount actually received for the shares over the amount paid. The amount of any ordinary income will be added to the participant’s basis in the shares, and any additional gain recognized upon the disposition after that basis adjustment will be a long-term capital gain. If the fair market value of the shares on the date of disposition is less than the exercise price, there will be no ordinary income and any loss recognized will be a long-term capital loss.

The combined company is generally entitled to a tax deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by the participant as a result of that disposition. In all other cases, the combined company is not allowed a deduction.

New Plan Benefits

Because participation in the 2023 ESPP is voluntary, the benefits or amounts that will be received by or allocated to any individual or group of individuals under the 2023 ESPP in the future are not determinable and no awards have been granted that are contingent on stockholder approval of the 2023 ESPP.

Interests of Certain Persons in this Proposal

The existence of financial and personal interests of one or more of Frequency’s directors may result in a conflict of interest on the part of such director(s) between what he or she may believe is in the best interests of Frequency and its stockholders and what he or she may believe is best for himself or herself in determining to recommend that stockholders vote for the proposals. In addition, Frequency’s officers have interests in the Merger that may conflict with the interests of Frequency’s stockholders. See the section entitled “The Merger—Interests of Frequency Directors and Executive Officers in the Merger” for a further discussion of these considerations.

Required Vote

The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the holders entitled to vote on the matter is required to approve the ESPP Proposal.

FREQUENCY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 6 TO APPROVE THE 2023 EMPLOYEE STOCK PURCHASE PLAN.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy statement/ prospectus to vote shares “FOR” the approval of the ESPP Proposal.

PROPOSAL NO. 7: APPROVAL OF ADJOURNMENT OF THE FREQUENCY ANNUAL MEETING

If Frequency fails to receive a sufficient number of votes to approve Proposal Nos. 1 and 2, Frequency may propose to adjourn the Frequency Annual Meeting for the purpose of soliciting additional proxies to approve Proposal Nos. 1 and 2. Frequency currently does not intend to propose adjournment at the Frequency Annual Meeting if there are sufficient votes to approve Proposal Nos. 1 and 2.

Required Vote

The affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively at the Frequency Annual Meeting by the holders entitled to vote on the matter is required to approve the adjournment of the Frequency Annual Meeting for the purpose of soliciting additional proxies to approve Proposal Nos. 1 and 2.

FREQUENCY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 7 TO ADJOURN THE FREQUENCY ANNUAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 AND 2.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy statement/prospectus to vote shares “FOR” the approval of the adjournment of the Frequency Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.

FREQUENCY’S BUSINESS

Overview

Frequency’s business has focused on developing therapeutics that activate a person’s innate regenerative potential through its proprietary PCA approach. Frequency first applied its PCA approach for the restoration of the cochlea, with a focus on treating SNHL. Beginning in 2019, Frequency ran five clinical studies of FX-322 aimed at understanding safety as well as severities and etiologies that FX-322 might treat and the appropriate dose regime. In 2021, Frequency commenced its sixth study, the FX-322-208 study, and introduced a second hearing program, FX-345, which Frequency believed might expand the opportunity to treat different types of SNHL. In February 2023, Frequency announced that the FX-322-208 study failed to achieve its primary endpoint of an improvement in speech perception. Frequency decided to discontinue the FX-322 development program and, given the similarities between the mechanisms of FX-322 and FX-345, decided to discontinue the FX-345 development program as well. Following this decision, Frequency focused its efforts on developing the MS Program and to explore strategic alternatives for the MS Program, including the sale of the MS Program. On July 14, 2023, Frequency entered into the Merger Agreement with Korro Bio and Merger Sub. Upon completion of the Merger, the business of Korro Bio will continue as the business of the combined company.

Frequency’s multiple sclerosis (MS) program

The symptoms of MS include numbness or tingling, weakness, dizziness and vertigo, spasticity, vision problems, sexual problems, bladder or bowel problems, pain, cognitive changes, emotional changes, and depression. Initially, most individuals experience a relapsing-remitting experience course of disease, with periods of new or relapsing symptoms followed by recovery and periods of remission. Early in the disease course, the individuals are partially able to remyelinate the demyelinated nerves. As the disease progresses the ability of the body to remyelinate axons significantly decreases leading to progressive and irreversible neurological deficits. According to the National Multiple Sclerosis Society, nearly one million people in the United States are living with MS.

The FDA has approved a number of disease-modifying therapies for MS that reduce the immune system attack on myelin, which may reduce the number of relapses, delay progression of disability, and limit new disease activity. However, none of these products directly induce the remyelination of the nerve fibers. There are no FDA approved remyelinating therapies for MS and Frequency believes this remains the largest unmet medical need in individuals with MS.

MS induces demyelination, stripping axons of the myelin sheaths that support nerve signal conduction and axonal survival. The MS Program focused on inducing remyelination by activating oligodendrocyte progenitor cells, or OPCs, in the central nervous system to generate new oligodendrocytes and regenerate myelin, potentially repairing the damage caused by MS. Frequency’s efforts focused on advancing proprietary Frequency compounds in preclinical safety studies. Frequency is currently exploring strategic alternatives for the MS Program, including the sale of the MS Program.

The potential for pharmacologic therapy to induce remyelination in MS has been supported by multiple clinical trials. Clinical trials testing clemastine, histamine receptor 3 inverse agonists, anti-LINGO antibodies, and bexarotene have shown modest improvements in electrophysiological or MRI measures of MS.

However, to maximize the benefit to individuals with MS, Frequency believes it is likely that significantly more effective remyelinating agents will be necessary. To create such a therapeutic, Frequency established an independent internal research program to explore the biology underlying remyelination and develop novel chemical entities, or NCEs. Frequency has identified a novel target that modulates oligodendrocyte differentiation and remyelination. Frequency’s internal discovery efforts have yielded a number of potential NCEs that have shown encouraging remyelination inducing activity in preclinical studies. Frequency compared some of its internally discovered preclinical stage compounds to three known compounds, thyroid hormone, anti-LINGO antibody, and clemastine, in in vivo models. In these models, Frequency’s internally discovered preclinical stage compounds induced significantly more oligodendrocyte differentiation (Exhibit 1) and remyelination (Exhibit 2) in vivo than the published comparator compounds. Frequency’s internally discovered preclinical stage compounds were shown to be effective even in aged animals and drove remyelination in both white and gray matter, which are critical in motor, sensory and cognitive aspects of MS.

Exhibit 1:

Exhibit 2:

Intellectual property

Frequency strives to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to the development of its business, including by seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. Frequency also relies on trade secrets, confidential information and know-how, continuing technological innovation, and in-licensing opportunities to develop, strengthen, and maintain its proprietary position in the field.

Frequency’s future success depends, in part, on its ability to: obtain and maintain patent and other proprietary protection for commercially important technology, inventions, and know-how related to Frequency’s business; defend and enforce Frequency’s intellectual property rights, in particular its patent rights; preserve the confidentiality of Frequency’s trade secrets; and operate without infringing, misappropriating, or violating the valid and enforceable patents and proprietary rights of third parties. Frequency’s ability to stop third parties from making, using, selling, offering to sell, or importing products identical or similar to Frequency may depend on the extent to which Frequency has rights under valid and enforceable patents or trade secrets that cover these activities.

The patent positions of biotechnology and pharmaceutical companies like Frequency are generally uncertain and can involve complex legal, scientific, and factual issues. Frequency cannot predict whether the patent applications it is currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Frequency also cannot ensure that patents will issue with respect to any patent applications that Frequency or its licensors may file in the future, nor can Frequency ensure that any of Frequency owned or licensed patents or future patents will be commercially useful in protecting its product candidates and methods of manufacturing. In addition, the coverage claimed in a patent application may be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, Frequency cannot guarantee that any of Frequency’s products will be protected or remain protectable by enforceable patents. Moreover, any patents that Frequency holds may be challenged, circumvented, or invalidated by third parties.

Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the U.S. Patent and Trademark Office, or USPTO, may be significantly narrowed before issuance, if issued at all. Frequency expects this may be the case with respect to some of its pending patent applications referred to below.

Frequency owns intellectual property directed to the treatment of MS and Frequency advises on an exclusively in-licensed portfolio of intellectual property directed to the treatment of MS from The Scripps Research Institute. As of February 1, 2023, no development candidate has been designated, but the intellectual property portfolio for its MS research program currently includes 3 patent families including 4 U.S. patents, 15 ex-U.S. patents, 1 pending U.S. utility patent application, 10 ex-U.S. patent applications, and 1 PCT patent application. While Frequency believes that the specific and generic claims, contained in its U.S. and ex-U.S. patents provide protection for the claimed pharmaceutical compositions and methods of use, third parties may nevertheless challenge such claims. If any such claims are invalidated or rendered unenforceable for any reason, Frequency will lose valuable intellectual property rights, and its ability to prevent others from competing with Frequency would be impaired. Any U.S. or ex-U.S. patents that may issue from pending applications that Frequency owns or exclusively in-licensed, if any, for its MS program are projected to have a statutory expiration date between 2032 and 2042, excluding any additional term for patent term adjustments or patent term extensions. The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which Frequency files, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA-approved drug may, in certain cases, be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years, but the remaining term of a patent cannot be extended beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. It is possible that issued patents covering the use of products from Frequency’s intellectual property may be entitled to patent term extensions.

In addition to patent protection, Frequency relies upon trade secrets, confidential information and know-how, and continuing technological innovation to develop and maintain its competitive position. However, trade secrets and confidential information and know-how are difficult to protect. Frequency seeks to protect its proprietary information, in part, using confidentiality agreements with any collaborators, scientific advisors, employees, and consultants; and invention assignment agreements with its employees. Frequency also has agreements requiring assignment of inventions with selected consultants, scientific advisors, and collaborators. These agreements may not provide meaningful protection. These agreements may also be breached, and Frequency may not have an adequate remedy for any such breach. In addition, Frequency’s trade secrets and/or confidential information and know-how may become known or be independently developed by a third party, or misused by any collaborator to whom Frequency discloses such information. Despite any measures taken to protect Frequency’s intellectual property, unauthorized parties may attempt to copy aspects of its products or obtain or use information that Frequency regards as proprietary. Although Frequency takes steps to protect its proprietary information, third parties may independently develop the same or similar proprietary information or may otherwise gain access to its proprietary information. As a result, Frequency may be unable to meaningfully protect Frequency’s trade secrets and proprietary information.

Frequency’s success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require Frequency to alter its strategies, obtain licenses, or cease certain activities. Frequency’s breach of any license agreements or failure to obtain a license to proprietary rights that Frequency may require may have an adverse impact on Frequency’s business. If third parties have prepared and filed patent applications prior to March 16, 2013, in the United States that also claim technology to which Frequency has rights, Frequency may have to participate in interference proceedings in the USPTO to determine priority of inventions.

Competition

As a clinical-stage biotechnology company, Frequency faces competition from a wide array of companies in the pharmaceutical and biotechnology industries. These include both small companies and large companies with much greater financial and technical resources and far longer operating histories than Frequency. Frequency also competes with the intellectual property, technology, and product development efforts of academic, governmental, and private research institutions.

Frequency’s competitors may have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement, and marketing approved products than Frequency does. These competitors also compete with Frequency in recruiting and retaining qualified scientific, sales, marketing, and management personnel, establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Frequency’s programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of any Frequency product candidates are likely to be their efficacy, safety, convenience, price, and the availability of reimbursement from government and other third-party payors. The commercial opportunity for any product Frequency candidate could be reduced or eliminated if its competitors develop and commercialize products that are more effective, have fewer or less severe side effects, are more convenient, or are less expensive. Frequency’s competitors also may obtain FDA or other regulatory approval for their products more rapidly and may commercialize products more quickly.

There are multiple therapeutic options for treating the symptoms of MS, as well as the underlying disease. However, all approved therapies are directed at blocking demyelination, and, to Frequency’s knowledge, there are no approved therapies that are designed to promote remyelination. Frequency is aware of numerous efforts to identify drugs or biologics that can stimulate oligodendrocyte regeneration and myelin repair in the central nervous system. These include companies such as Clene Inc., which has an ongoing Phase 2 trial of CNM-Au8, a gold nanocrystal suspension, and Pipeline Therapeutics, which completed a Phase 1 trial for PIPE-307, a selective M1 receptor antagonist to treat multiple sclerosis and other demyelinating disorders. In March 2022, Pipeline received IND clearance to initiate a Phase 1b/2a study of PIPE-307. Idorsia Pharma completed two Phase 1 studies in 2019 and 2020 for ACT-1004-1239, a small molecule CXCR7 inhibitor involved in OPC differentiation. NervGen Pharma is developing NVG-291, a therapeutic peptide which is a mimetic of the intracellular domain of protein tyrosine phosphatase (PTPs). In October 2022, NervGen Pharma announced plans to initiate a Phase 2 trial of NVG-291 in 2023 in patients with RRMS. This is an active research area with a number of entities researching compounds, antibodies, and proteins which may enhance remyelination.

Government regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing, and distribution of drugs, such as those Frequency is developing. These agencies and other federal, state, and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling, and export and import of Frequency’s product candidates.

U.S. drug development process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and formulation studies, as well as animal safety studies, in compliance with the FDA’s good laboratory practice, or GLP, regulations, as appropriate;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin;

•	approval by an independent IRB at each clinical site before each trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with GCP, requirements to establish the safety and efficacy of the proposed drug product for each indication;

•	submission to the FDA of an NDA;

•	endorsement by an FDA advisory committee, if applicable;

•	satisfactory completion of an FDA inspection of the clinical site(s), and related services involved in the conduct of the clinical studies to assess compliance with GCPs;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP, requirements, and to assure that the facilities, methods, and controls are adequate to preserve the drug’s identity, strength, quality, and purity;

•	FDA review and approval of the NDA prior to commercial marketing or sale of the drug in the United States; and

•	compliance with any post-approval requirements, including the potential requirement to implement a REMS or to conduct a post-approval study or studies.

Preclinical studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity, and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the submission including to one or more proposed clinical trials and places the clinical trial on a partial or full clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns about on-going or proposed clinical trials or noncompliance with specific FDA requirements, and the trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific time frames to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion, and, if possible, to gain an early indication of its effectiveness.

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Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases, and to determine dosage tolerance and optimal dosage.

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Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unreasonable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.

Concurrent with clinical trials, companies usually complete additional animal studies, and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate, and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA, and more frequently if serious adverse events occur. Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. There are also requirements governing the registration of, reporting of ongoing clinical trials and completed trial results to public registries.

Marketing approval

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls, and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes 12 months from the date the NDA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision. Specifically, the FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the submitted information supports that the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged, or held meets standards designed to assure the product’s continued safety, quality, and purity.

The FDA also may require submission of a REMS plan to ensure that for certain medications with serious safety concerns the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates, and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter, or CRL. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application for approval. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

The Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver, or the indication sought is for an orphan condition. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or the FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a noncompliance letter to any sponsor that fails to submit the required assessment, keep a deferral current, or fails to submit a request for approval of a pediatric formulation. In some situations, the requirement for studies in pediatric populations can be waived if there is no relevant use.

FDA-expedited development and review programs

The FDA has various programs, including orphan drug designation, rare pediatric disease designation, fast track designation, accelerated approval priority review, and breakthrough therapy designation, which are intended to expedite or simplify the process for the development and the FDA review of drugs that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition, demonstrates the potential to address an unmet medical need, and is actively developing the drug for the disease. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. The FDA may review sections of the NDA for a fast track product on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

The FDA may give a priority review designation to drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of 10 months under current PDUFA guidelines. Under the new PDUFA agreement, these six- and 10-month review periods are measured from the “filing” date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Most products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review, and, if relevant, accelerated approval.

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug may be subject to accelerated withdrawal procedures.

Moreover, under the provisions of the Food and Drug Administration Safety and Innovation Act, or FDASIA, passed in July 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for priority review and accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy. The designation includes all the benefits of a fast track designation. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast track designation, priority review, and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process. Frequency may explore some of these opportunities for its product candidates as appropriate.

Post-approval requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion, and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state and local agencies and are subject to periodic unannounced inspections by government agencies for compliance with cGMP and other requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	safety alerts, Dear Healthcare Provider letters, press releases, or other communications containing warning or other safety information about the product;

•	fines, warning letters, or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Marketing exclusivity

Market exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three to five years of marketing exclusivity for an NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application. This three-year exclusivity covers only the modification for which the drug received approval based on the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity and extends patent life of a related patent if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials.

Other healthcare laws and compliance requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the state, local, and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, U.S. federal and state anti-kickback, fraud and abuse, false claims, consumer fraud, pricing reporting, and transparency laws and regulations, as well as similar foreign laws in the jurisdictions outside the U.S. State laws may require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, as well as require the registration of pharmaceutical sales representatives and the reporting of pricing information and marketing expenditures. Violations of such laws, or any other governmental regulations that apply, may result in penalties, including, without limitation, civil and criminal penalties, damages, fines, additional reporting and oversight obligations, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs, and individual imprisonment.

Foreign regulation

In addition to regulations in the United States, Frequency will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of its products. Whether or not Frequency obtains FDA approval for a product, Frequency must obtain approval by the comparable regulatory authorities of foreign countries before Frequency can commence clinical trials in those countries, if relevant, and market application approval by foreign countries or economic areas, such as the European Union, or EU, before Frequency may market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

Non-clinical Studies and Clinical Trials

Similarly to the United States, the various phases of non-clinical and clinical research in the EU are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical studies must be conducted in compliance with the principles of good laboratory practice, or GLP, as set forth in EU Directive 2004/10/EC. In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization, or ICH, guidelines on GCPs as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. Unlike directives, the CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which contains a centralized EU portal and database.

While the Clinical Trials Directive required a separate clinical trial application, or CTA, to be submitted in each member state, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application to all member states concerned. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed.

The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR.

Medicines used in clinical trials must be manufactured in accordance with Good Manufacturing Practice, or GMP. Other national and EU-wide regulatory requirements may also apply.

Marketing Authorization

In order to market its product candidates in the EU and many other foreign jurisdictions, Frequency must obtain separate regulatory approvals. More concretely, in the EU, medicinal product candidates can only be commercialized after obtaining a marketing authorization, or MA. To obtain regulatory approval of a product candidate under EU regulatory systems, Frequency must submit a MA application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product. There are two types of MAs:

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“Centralized MAs” are issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and are valid throughout the EU. The centralized procedure is mandatory for certain types of products, such as (i) medicinal products derived from biotechnology processes, (ii) designated orphan medicinal products, (iii) advanced therapy medicinal products, or ATMPs (such as gene therapy, somatic cell therapy and tissue engineered products) and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune, and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU; for products that constitute a significant therapeutic, scientific or technical innovation; or for products that are in the interest of public health in the EU. National MAs” are issued by the competent authorities of the EU member states and only cover their respective territory, and are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU member state, this national MA can be recognized in another member state through the mutual recognition procedure. If the product has not received a national MA in any member state at the time of application, it can be approved simultaneously in various member states through the decentralized procedure. Under the decentralized procedure, an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the reference member state.

•	Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops.

Under the above described procedures, in order to grant the MA, the EMA or the competent authorities of the EU member states make an assessment of the risk benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. MAs have an initial duration of five years. After these five years, the authorization may be renewed on the basis of a reevaluation of the risk-benefit balance.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EU assess the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety, and efficacy.

Data and Marketing Exclusivity

As in the United States, it may be possible in foreign countries to obtain a period of market and/or data exclusivity that would have the effect of postponing the entry into the marketplace of a competitor’s generic product. For example, in the EU new products authorized for marketing (i.e., reference products) generally receive eight years of data exclusivity and an additional two years of marketing exclusivity upon MA. If granted, the data exclusivity period prevents generic and biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial MA of the reference product in the EU. The overall ten-year market exclusivity period can be extended to a maximum of eleven years, if during the data exclusivity period (the first eight years of the ten year marketing exclusivity period) the MA holder obtains an authorization for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies. In Japan, its products may be eligible for eight years of data exclusivity. There can be no assurance that a product candidate will qualify for such regulatory exclusivity, or that such exclusivity will prevent competitors from seeking approval solely on the basis of their own studies.

Failure to comply with EU and member state laws that apply to the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of the MA, manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Brexit and the Regulatory Framework in the United Kingdom

Since the end of the Brexit transition period on January 1,2021, Great Britain (England, Scotland and Wales) has not been subject to EU laws. However under the terms of the Ireland/Northern Ireland Protocol, Northern Ireland continues to follow EU law. The EU laws that have been transposed into United Kingdom, or UK, law through secondary legislation remain applicable in Great Britain. However, under the Retained EU Law (Revocation and Reform) Bill 2022, which is currently before the UK parliament, any retained EU law not expressly preserved and “assimilated” into domestic law or extended by ministerial regulations (to no later than 23 June 2026) will automatically expire and be revoked by December 31, 2023. In addition, new legislation such as the EU CTR is not applicable. The UK government has passed a new Medicines and Medical Devices Act 2021, which introduces delegated powers in favor of the Secretary of State or an ‘appropriate authority’ to amend or supplement existing regulations in the area of medicinal products and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps and future changes in the fields of human medicines, clinical trials and medical devices.

As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, is the UK’s standalone medicines and medical devices regulator. The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment and a rolling review procedure. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in Great Britain (only), free of charge on January 1, 2021, unless the MA holder chose to opt-out. After Brexit, companies established in the UK cannot use the centralized procedure and instead must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain an MA to commercialize products in the UK. For a period of three years from 1 January 2021, the MHRA may rely on a decision taken by the EU Commission on the approval of a new (centralized procedure) MA when determining an application for a Great Britain authorization; or use the MHRA’s decentralized or mutual recognition procedures which enable MAs approved in EU member states (or Iceland, Liechtenstein, Norway) to be granted in Great Britain.

Coverage and reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any newly approved product. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. One third-party payor’s decision to cover a product does not ensure that other payors will also provide coverage for the product. As a result, the coverage determination process can require manufactures to provide scientific and clinical support for the use of a product to each payor separately, and can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

In addition, third-party payors are increasingly reducing reimbursements for pharmaceutical products and services. The U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement, and requirements for substitution of generic products. Third-party payors are more and more challenging the prices charged, examining the medical necessity, and reviewing the cost effectiveness of pharmaceutical products, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Pharmaceutical products may face competition from lower-priced products in foreign countries that have placed price controls on pharmaceutical products and may also compete with imported foreign products. Furthermore, there is no assurance that a product will be considered medically reasonable and necessary for a specific indication, will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available, or that the third-party payors’ reimbursement policies will not adversely affect the ability of manufacturers to sell products profitably.

Healthcare reform

In the United States and certain foreign jurisdictions, there have been, and Frequency expects there will continue to be, a number of legislative and regulatory changes to the healthcare system that could affect the pharmaceutical industry. In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. The ACA contained a number of provisions of particular import to the pharmaceutical industry, including those governing enrollment in federal healthcare programs, reimbursement adjustments, and fraud and abuse changes. Additionally, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required the collection of rebates for drugs paid by Medicaid managed care organizations; imposed a nondeductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs; implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded the eligibility criteria for Medicaid programs; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conducts comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order initiating a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare.

Legislative changes have been proposed and adopted since the ACA was enacted. On March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, or AMP, beginning January 1, 2024. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries, and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. Most recently, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program

(beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services (HHS) to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated.

Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference-pricing systems and publication of discounts and list prices.

Data privacy and security laws

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Cybersecurity

In the normal course of business, Frequency may collect and store personal information and other sensitive information, including proprietary and confidential business information, trade secrets, intellectual property, information regarding trial participants in connection with clinical trials, sensitive third-party information and employee information. To protect this information, its existing cybersecurity policies require monitoring and detection programs, network security precautions, encryption of critical data, and security assessment of vendors. Frequency maintains various protections designed to safeguard against cyberattacks. Frequency has established and test its disaster recovery plan and Frequency protects against business interruption by backing up its major systems. In addition, Frequency scans its environment for any vulnerabilities, perform penetration testing and engage third parties to assess effectiveness of its data security practices. A third party security consultant conducts regular network security reviews, scans and audits.

Frequency’s cybersecurity program is comprised of its employees and a third-party cybersecurity vendor, all of whom are highly skilled cybersecurity professionals. Frequency’s program incorporates industry-standard frameworks, policies and practices designed to protect the privacy and security of its sensitive information.

Despite the implementation of Frequency’s cybersecurity program, its security measures cannot guarantee that a significant cyberattack will not occur. A successful attack on its information technology systems could have significant consequences to the business. While Frequency devotes resources to its security measures to protect its systems and information, these measures cannot provide absolute security.

Environmental, Social, and Governance Initiatives

Corporate sustainability and environmental responsibility

Frequency understands the importance of reducing its environmental impact. Frequency is proud to be headquartered in a LEED certified building, a globally recognized symbol of sustainability achievement and leadership. Frequency continues to promote sustainability within its office by limiting single-use plastic and implementing compost and recycling programs. Frequency’s current hybrid work model allows employees to work remotely for a portion of the week, decreasing the emissions associated with employees commuting to the office.

Diversity & Inclusion

Frequency is committed to creating and maintaining a workplace free from discrimination or harassment on the basis of color, race, sex, national origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression, or any other status protected by applicable law. Frequency’s management team and employees are expected to exhibit and promote honest, ethical and respectful conduct in the workplace. All of its employees must adhere to a code of conduct that sets standards for appropriate behavior and are required to attend training upon hire and at its request to help prevent, identify, report and stop any type of discrimination and harassment. Ongoing acknowledgment of its anti-harassment policy is required on an annual basis. Frequency’s recruitment, hiring, development, training, compensation and advancement at Frequency is based on qualifications, performance, skills and experience without regard to gender, race and ethnicity. Frequency’s Diversity, Equity & Inclusion (DEI) Committee is an employee-led group that works to raise awareness for DEI initiatives and identify ways Frequency can continue to promote inclusion within its corporate culture. Although Frequency is a smaller reporting company, its board of directors meets the requirements under NASDAQ’s Board Diversity Rule for accelerated and large-accelerated filers with two diverse directors.

Employees and Human Capital Resources

On February 13, 2023, in connection with the discontinuation of the hearing program, Frequency announced a restructuring of its business including a downsizing of personnel by approximately 55%. On May 31, 2023, Frequency announced a reduction in force of approximately 55% of its workforce to better align its workforce with the needs of its business. As of August 31, 2023, Frequency had 9 employees, including 8 full-time employees and 1 part-time employee. From time to time, Frequency also retains independent contractors to support its organization. None of the employees are represented by a labor union or covered by collective bargaining agreements, and Frequency believes its relationship with the employees is good.

Frequency strives to provide pay, comprehensive benefits and services that help meet the varying needs of the employees. Its total rewards package includes competitive pay; comprehensive healthcare benefits package for employees, with family member healthcare benefits covered at 90%; a health savings account with company contribution; unlimited paid time off and paid holidays; family medical leave; and flexible work schedules. In addition, Frequency offers every full-time employee, both exempt and non-exempt, the benefit of equity ownership in Frequency through stock option grants, restricted stock units, and employee stock purchase plan. Frequency also sponsors a 401(k) plan with a 5% match.

Frequency focuses on attracting, retaining, and cultivating talented individuals. Frequency emphasizes employee development and training by providing access to a wide range of online and instructor led development and continual learning programs. Employees are encouraged to attend scientific, clinical and technological meetings and conferences and have access to broad resources they need to be successful.

Safety

The safety, health and wellness of its employees is a top priority. In response to public health emergencies, including COVID-19, Frequency has implemented safety protocols including a flexible hybrid work schedule for non-lab based employees, optional wearing of masks, regular cleaning procedures and readily available hand sanitizer. These protocols are designed to comply with health and safety standards as required by federal, state and local government agencies, taking into consideration guidelines of the Centers for Disease Control and Prevention and other public health authorities.

Frequency’s Corporate Information

Frequency is incorporated under the laws of the state of Delaware in November 2014. Frequency’s principal executive offices are located at 75 Hayden Avenue, Suite 300, Lexington, Massachusetts 02421 and the telephone number is (781) 315-4600. Frequency’s corporate website address is www.frequencytx.com. The information contained in, or accessible through, its website is not incorporated by reference into this proxy statement/prospectus and you should not consider information on its website to be a part of this proxy statement/prospectus. Frequency has included its website address in this proxy statement/prospectus solely as an inactive textual reference.

Properties

Frequency’s principal office is located at 75 Hayden Avenue, Lexington, Massachusetts 02421, where it leases approximately 61,307 square feet of office and laboratory space. The lease term commenced on December 11, 2020 and expires on January 31, 2024.

Legal Proceedings

See Note 16, “Commitments and contingencies – Legal Contingencies” in the unaudited consolidated financial statements of Frequency for the three and six months ended June 30, 2023 and 2022 found elsewhere in this proxy statement/prospectus, for more information.

KORRO BIO’S BUSINESS

Overview

Korro Bio is a biopharmaceutical company with a mission to discover, develop and commercialize a new class of genetic medicines based on editing RNA, enabling treatment of both rare and highly prevalent diseases.

Korro Bio is generating a portfolio of differentiated programs that are designed to harness the body’s natural RNA editing process to effect a precise yet transient single base edit. By editing RNA instead of DNA, Korro Bio is expanding the reach of genetic medicines by delivering additional precision and tunability, which has the potential for increased specificity and improved long-term tolerability. Using an oligonucleotide-based approach, Korro Bio expects to bring its medicines to patients by leveraging its proprietary platform with precedented delivery modalities, manufacturing know-how, and established regulatory pathways of approved oligonucleotide drugs. However, the scientific evidence to support the feasibility of developing product candidates using Korro Bio’s RNA editing technology is both preliminary and limited. Moreover, regulators have not yet established any definitive guidelines related to overall development considerations for RNA editing therapies and no clinical data has been generated to date.

The advent of large-scale genome sequencing has progressively revealed causal genetic variation underlying several human diseases, both rare and highly prevalent. Genetic mutations, including single nucleotide variants, or SNVs, implicated in disease have been found to be diverse in nature and can affect the function of genes and its associated downstream biochemical pathways. Data correlating DNA to RNA to disease phenotype have demonstrated that SNVs lead to a loss-of-function or a gain-of-function of the gene. In addition, the majority of SNVs implicated in complex diseases are due to modulation of gene function. By editing SNVs on RNA, Korro Bio believes it will be able to address unmet patient need by transiently modifying gene function.

As Korro Bio’s understanding of genetic drivers of disease has increased, significant advances have been made in technologies designed to introduce specific yet permanent changes at the DNA level to treat diseases. While these DNA editing approaches offer great promise for the treatment of certain rare diseases, they present significant risks from potential permanent adverse “off-target” edits. Additionally, the complex nature of DNA editing drug products presents multiple challenges including lack of efficient delivery to target cells and scalable manufacturing, impeding their application to treat complex highly prevalent diseases of larger patient populations. These potential limitations have spurred exploration of alternative approaches to genetic medicine development, such as RNA editing.

Mammals and other lower species like cephalopods have an endogenous process of modifying single bases on RNA, referred to as RNA editing. RNA editing is a natural physiological process that occurs in cells, including a mechanism mediated by an enzyme called Adenosine Deaminase Acting on RNA, or ADAR. Korro Bio’s RNA editing approach involves co-opting this endogenous editing system via a proprietary engineered oligonucleotide to introduce precise edits to RNA. Korro Bio iteratively optimizes the editing efficiency of its product candidates using a combination of ADAR biology, chemistry and machine learning expertise. Using this approach, Korro Bio can edit the transcriptome with high efficiency and specificity. The application of such an approach can provide the ability to alter a SNV and affect biology in meaningful ways.

Korro Bio has assembled a suite of technologies and capabilities to build its RNA editing platform, Oligonucleotide Promoted Editing of RNA, or OPERA.

OPERA relies on the following key components that enable Korro Bio to generate its differentiated RNA editing product candidates:

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Deep understanding from ADAR biology, supported by extensive preclinical research using in vitro assays and proprietary mouse models as well as the fundamental work of Korro Bio’s scientific advisors and founders to elucidate key insights and know-how of ADAR biology. This enables an understanding of ADAR activity in different species and disease states, allowing Korro Bio to develop novel product candidates.

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Expertise in oligonucleotide chemistry, enabled by the ability to identify and incorporate chemical modifications to generate a fully modified synthetic oligonucleotide. This increases Korro Bio’s ability to generate oligonucleotides with drug-like properties, thereby increasing the editing and translational efficiency of its product candidates.

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Machine learning optimization of oligonucleotides , driven by data science and computational capabilities for rapid design and iteration resulting in optimal product candidates for each disease being pursued.

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Fit-for-purpose delivery, made possible by tissue-specific delivery technologies that can enhance biodistribution, specificity, durability and editing efficiency of product candidates for each given disease.

The versatility of RNA editing combined with Korro Bio’s OPERA platform broadens the therapeutic target space significantly. While Korro Bio’s approach can be used to repair pathogenic SNVs, as demonstrated by Korro Bio’s most advanced program, its AATD product candidate, it can also engineer de novo SNVs and change amino acids on proteins to endow them with desired properties while preserving their broader functional capabilities as exemplified by three of its other programs (sAH, ALS, Pain). In preclinical studies, Korro Bio has demonstrated that single RNA changes can disrupt protein-protein interactions, prevent protein aggregation, selectively modulate ion channels and activate kinases. These modification approaches can unlock validated target classes that have historically been difficult to drug, enabling Korro Bio to pursue a broad range of diseases traditionally out-of-scope for other genetic medicine approaches and current traditional drug modalities.

Each of Korro Bio’s programs demonstrate the versatility of the oligonucleotide-based ADAR-mediated RNA editing approach to bring additional precision and tunability to address a broad range of rare and highly prevalent diseases.

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Repairing pathogenic variants: An SNV that is a G to A mutation on DNA, leading to an aberrant amino acid on a protein can be repaired using RNA editing. Such an approach is relevant when the patient population has a spectrum of disease manifestations from mild-to-severe.

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Disrupting protein-protein interactions: A single SNV observed in human genetic association studies has the potential to inform how to transiently activate a protein pathway. Korro Bio can generate this protein variant transiently using its RNA editing product candidates, thereby engineering a de novo SNV.

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Other target classes: There are multiple other target classes that can be addressed such as preventing protein aggregation selectively modulating ion channels and activating kinases that have been traditionally hard to leverage for developing medicines.

The pipeline chart below demonstrates the breadth of indications and applications enabled by Korro Bio’s OPERA platform, with an initial focus on four programs that are all wholly-owned. In addition, Korro Bio has two other wholly-owned programs not reflected in the pipeline chart below: one for an undisclosed target for sAH , and one for a kinase target for cardiometabolic disease. All of Korro Bio’s programs are still in the research or preclinical stage of development and their risk of failure is high.

[1]	Subject to submission of regulatory filing and authorization to proceed

Korro Bio’s most advanced program is a product candidate for Alpha-1 Antitrypsin Deficiency, or AATD, where, using its proprietary RNA editing approach, it is repairing a pathogenic variant on RNA. Korro Bio’s product candidate has the potential to be disease-modifying and provide a differentiated therapeutic option. AATD is an inherited genetic disorder that can cause severe progressive lung and liver disease due to a lack of normal alpha-1 antitrypsin protein, or A1AT, caused by SNV mutations in the SERPINA1 gene. There are an estimated 3.4 million individuals with deficiency allele combinations worldwide. Despite being minimally effective and not fully addressing the needs of many AATD patients, augmentation therapy currently represents ~$1.4 billion in annual sales worldwide. Korro Bio’s product candidate has the potential to elevate the standard of care and expand the number of patients on treatment and potential to be a leader with a large market opportunity worldwide. However, Korro Bio has yet to conduct any human clinical trials, its product candidate is in early stages of development and there is no guarantee it will be successful.

Korro Bio’s AATD product candidate is a proprietary oligonucleotide that utilizes an established lipid nanoparticle, or LNP, based delivery system administered intravenously to transiently restore production of normal A1AT in liver hepatocytes. By correcting the pathogenic G to A SNV in the SERPINA1 gene, Korro Bio aims to bring individuals with the Z mutation to a phenotype where over 50% of RNA has been corrected to produce normal A1AT protein, preserving lung and liver function and preventing further damage. However, this delivery system has not yet been finalized and while LNPs have been validated clinically to deliver oligonucleotides, such as siRNA, they have not been clinically proven to deliver oligonucleotides for RNA editing, such as Korro Bio’s product candidates.

Korro Bio believes its approach for treating AATD has multiple potential advantages:

•	Provides a disease modifying therapy for both lung and liver manifestations by transiently editing over 50% of RNA transcripts in hepatocytes to restore normal A1AT protein

•	Provides a treatment option that can be tailored to address the broad spectrum of severity within the AATD population

•	Potential to enable physiologic regulation of A1AT using endogenous ADAR, thereby increasing normal A1AT production during inflammation

•	Fit-for-purpose delivery using a proven LNP to maximize editing efficiency, leading to greater potential clinical benefit

Korro Bio has generated compelling preclinical data demonstrating proof of concept across multiple RNA editing oligonucleotides that have the potential to become the lead development candidate. These potential development candidates have each achieved targeted durability, high editing efficiency (>50% editing of hepatocytes) and increased expression of normal A1AT protein (>70% of total A1AT protein in circulation) in an in vivo mouse model. Korro Bio has also shown that its product candidates have high translation of RNA editing efficiency from mice to non-human primates, or NHPs, demonstrating the potential applicability of its approach in humans. While Korro Bio believes it can demonstrate many of the key advantages of RNA editing, it is very early in its development efforts and not yet certain of the results it may achieve. Such uncertainties include, but are not limited to, the level of editing efficiency needed in a target tissue type to achieve a clinical benefit, and associated safety of its edits in humans.

Based on the totality of the preclinical data generated to date, Korro Bio intends to nominate its development candidate in the second half of 2023. The development candidate will then be tested in studies to enable a regulatory filing in the second half of 2024.

Korro Bio’s Team

Korro Bio was launched in 2018 and was co-founded by Nessan Bermingham, Jean-Francois Formela, Joshua Rosenthal and Andrew Fraley. Its science was based on pioneering research from the laboratory of Joshua Rosenthal, Ph.D., at the Marine Biological Laboratory, or MBL in Woods Hole. Dr. Rosenthal’s work includes landmark discoveries in RNA editing based on adenosine deamination.

Korro Bio is led by an experienced team with deep expertise in genetic medicines, development of oligonucleotide-based therapeutics, building novel therapeutic platforms, and bringing multiple therapeutics to market. In addition, Korro Bio’s executive leadership team has a successful track record of company building and leading biotech companies including Ram Aiyar, Ph.D., President and Chief Executive Officer, an experienced executive and company builder with 20 years of diverse industry experience including research, business and strategy; Steve Colletti, Ph.D., Chief Scientific Officer who brings nearly 30 years of drug discovery and development experience covering a broad range of therapeutic areas and modalities; and Vineet Agarwal, Chief Financial Officer, who brings more than 14 years of financial and industry experience as a biotech investment banker with J.P. Morgan Chase & Co. Korro Bio also has an accomplished scientific advisory board comprised of leading experts in the fields of ADAR biology, chemistry, translation medicine, and nucleic acid therapeutics.

Korro Bio is a mission-driven organization and thrives through a strong culture of scientific innovation and behavior that embodies its core values and principles. Korro Bio is actively working to rewrite the future of medicine by remaining on the cutting edge of science and research. Korro Bio believes its success is enabled by working better together and embracing diversity, leading it to employ a dynamic team with varied expertise, enabled by kindness and integrity.

Korro Bio has attracted a talented team of industry experts and experienced scientists as part of a high-performing, nimble organization. Its research and development organization are comprised of individuals with expertise in DNA editing technologies, liver biology, CNS biology, medicinal chemistry, biochemistry and drug delivery, translational medicine and conducting preclinical studies.

Since inception, Korro Bio has raised $226 million in capital before the Pre-Closing Financing and Merger. If this transaction is completed, Korro Bio will raise an additional $117 million from premier venture capital funds, healthcare-dedicated funds, major mutual funds and other leading investors that share its vision of creating transformative genetic medicines for diseases with high prevalence.

Korro Bio’s Strategy

Korro Bio’s mission is to discover, develop and commercialize a new class of RNA editing therapies capable of improving the lives of patients with rare and highly prevalent diseases. Korro Bio does this by applying its RNA editing platform, OPERA, which combines its unique expertise in ADAR biology and oligonucleotide chemistry with machine learning-driven optimization and fit-for-purpose delivery. Korro Bio’s novel RNA editing product candidates are designed to harness the body’s natural RNA editing processes to make a precise single base edit. However, this has only been observed in preclinical studies as Korro Bio has yet to submit an IND to the FDA or commence a clinical trial. Korro Bio’s goal is to develop a portfolio of RNA editing product candidates with best-in-class properties across a range of diseases by executing on the following key pillars of its strategy:

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Develop a novel class of RNA editing therapies using learnings from a combination of genetics and approved medicines. Korro Bio is leveraging significant advances in the understanding of the correlation between DNA, RNA and disease phenotypes to develop novel therapeutic approaches across a range of validated biological targets. This novel class of RNA editing therapeutics combines the precision of genomic therapies with the properties associated with traditional approved drugs, such as titratability and ability to re-dose. In addition, Korro Bio’s oligonucleotide editing product candidates are structurally similar to other clinically and commercially validated drug modalities such as antisense oligonucleotides, or ASOs, and small-interfering siRNAs, conferring potential advantages in manufacturing, regulatory review and clinical adoption.

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Develop and advance into the clinic a differentiated disease-modifying therapy for patients with AATD. Korro Bio’s most advanced program is a product candidate for AATD that has the potential to provide a differentiated therapeutic option by addressing both the liver and lung pathologies. Korro Bio’s RNA editing oligonucleotide product candidates have generated compelling preclinical data that demonstrates restoration of normal A1AT protein while preventing the aggregation of dysfunctional A1AT in the liver. Korro Bio’s preclinical in vivo data has demonstrated durability and high editing efficiency in both mice and NHPs, illustrating the potential applicability in humans. Korro Bio anticipates nominating a development candidate for this program in the second half of 2023 and regulatory filing in the second half of 2024. Depending on the evidence of efficacy and tolerability, Korro Bio intends to pursue expedited regulatory pathways. However, regulators have not yet established any definitive guidelines related to overall development considerations for RNA editing therapies and no clinical data has been generated to date.

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Deploy Korro Bio’s versatile OPERA platform to develop a portfolio of programs that modify proteins transiently to expand into highly prevalent diseases. OPERA has the ability to generate unique RNA editing therapies that can modify protein function or endow proteins with engineered changes that will potentially result in desirable properties to treat disease. In preclinical studies, Korro Bio has demonstrated that single RNA changes can disrupt a protein-protein interaction, prevent protein aggregation, selectively modulate an ion channel and selectively activate a kinase. These modification approaches can unlock validated target classes that have historically been deemed undruggable, enabling Korro Bio to pursue a broad range of diseases, including those with high prevalence. Korro Bio is evaluating potential applications of its OPERA platform for use in other highly prevalent indications including the CNS, liver, and cardiometabolic therapeutic areas.

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Continue to optimize and enhance its OPERA platform. Korro Bio believes it has built a leading RNA editing company through a combination of its OPERA platform, intellectual property strategy and human capital. Korro Bio’s computationally driven approach enables rapid design and optimization of potential oligonucleotide product candidates. In development of its AATD program, Korro Bio was able to go from “design-to-data” in 5-6 weeks. Korro Bio intends to continue to incorporate new data into these machine learning models to improve their ability to predict editing efficiency and to more expeditiously optimize and nominate new product candidates. Although there is no guarantee that this will result in an accelerated development or approval timeline, if at all.

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Maximize the potential of its OPERA platform through collaborations and strategic partnerships. Korro Bio currently retains worldwide development and commercialization rights to its programs and platform. Korro Bio actively collaborates with clinical leaders, academic medical centers of excellence, and patient advocacy groups to continue to enhance its expertise in its focus therapeutic areas. Given the versatility and broad potential of its OPERA platform across therapeutic areas, especially in diseases with high prevalence, Korro Bio may enter into strategic partnerships with external parties that have complementary capabilities to broaden and accelerate access to its RNA editing therapies.

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Invest in human capital and encourage innovation to maintain a leading position and advance the frontiers of genetic medicines. Korro Bio is a mission-driven organization, and it thrives through a strong culture that embodies its core values. Korro Bio is actively working to rewrite the future of medicine and remain on the cutting edge of science and research by working better together and embracing diversity in employing a dynamic team with varied expertise, enabled by kindness and integrity. Korro Bio has attracted a talented team of industry experts and experienced scientists as part of a high-performing and nimble organization. Its research and development organization is comprised of individuals with expertise in editing technologies, RNA biology, liver biology, CNS biology, medicinal chemistry, biochemistry and delivery, translational medicine, preclinical and clinical development.

Expanding the Frontiers of Genetic Medicines: RNA Editing

The advent of large-scale genome sequencing has progressively revealed causal genetic variation underlying several human diseases, both rare and highly prevalent. Genetic mutations, including SNVs, implicated in disease have been found to be diverse in nature and can affect the function of genes and its associated downstream biochemical pathways. Natural genetic variations, revealed by population-level genomic studies, have also been shown to protect against or to increase the risk of disease. Beyond these developments, groundbreaking advances in gene therapy, cell therapy and RNA therapeutics have resulted in several approvals that have transformed the treatment of certain genetic diseases and cancers as well as the prevention of infectious diseases, such as COVID-19. In addition, various DNA editing approaches have been developed that introduce specific genetic changes to DNA to treat diseases. First generation CRISPR-Cas9 DNA editing has demonstrated the potential to knockout pathogenic mutations at the single gene level with several programs in clinical development and the first ex vivo DNA editing therapeutic for a rare hematological condition on file at the FDA. Next generation DNA editing approaches have recently entered the clinic and hold the promise to edit DNA at the single nucleotide level.

Despite these advances, significant risks exist with DNA editing approaches. A key concern is the introduction of unwanted DNA modifications (“off-target” edits) which could have permanent adverse effects such as chromosomal integration and non-specific insertions, deletions and substitutions. Additionally, due to the complexity of a multicomponent DNA editing product, delivery to target cells can be challenging and even more so if there is a need to edit multiple genetic loci. Furthermore, manufacturing is highly complex and expanding to commercial scale remains challenging, specifically for a highly prevalent indication. Given these challenges, DNA editing approaches will likely remain a focus for certain rare diseases, while its ability to treat diseases of high prevalence continues to be limited.

ADAR-mediated RNA editing

RNA editing involves altering a sequence of RNA which intrinsically has the potential to address some of the limitations of DNA editing. RNA editing mediated by adenosine deaminase acting on RNA, or “ADAR-

mediated” RNA editing, has recently emerged as a differentiated approach that can generate product candidates having features that combine the precision of genomic therapies with the properties commonly associated with current approved drugs such as titratability and ability to re-dose. Importantly, these drug-like characteristics enable ADAR-mediated RNA editing candidates to be potentially safer and target diseases with high prevalence that would be difficult for DNA editing approaches to address.

ADARs are a family of enzymes present inside a cell, that bind RNA. ADARs bind double-stranded RNA structures, and convert a single base of adenosine (A) on RNA, into an inosine (I) that is typically translated as a guanosine (G), using an enzymatic process. ADAR mediated editing is found at high levels in cephalopods both on the coding and non-coding regions of the RNA. In humans, there are fewer recoding events, and most of the endogenous editing events occur in non-coding regions.

Humans have two known active endogenous ADAR enzymes, ADAR1 and ADAR2. ADAR1 is constitutively expressed and is present in most tissues within the body, whereas ADAR2 is more highly expressed in tissues such as the brain. The ADARs are essential enzymes for normal physiologic function. ADAR-driven RNA editing has been found to be critical for the function of a number of proteins, such as the glutamate ionotropic receptor, which has been found to be almost always RNA-edited in humans. Given ADARs’ natural function to catalyze A-to-I edits, this endogenous editing system can be leveraged to make programmed edits to RNA. This ability to introduce programmed highly targeted edits into RNA has the potential to expand the reach of genetic medicines with an ability to modify proteins to achieve a desired function.

Oligonucleotide-based ADAR-mediated RNA Editing

There are multiple therapeutic approaches to utilize ADAR-mediated RNA editing, including synthetic oligonucleotides, engineered ADARs, and Cas-based editing approaches. Korro Bio’s therapeutic approach delivers oligonucleotides to target tissues and cells to introduce precise edits to RNA through recruitment of endogenous ADAR.

Normally, ADARs are recruited to target RNA editing sites through recognition of specific double-stranded RNA structures such as naturally occurring hairpins or loops in endogenous transcripts. Importantly, one can mimic these double-stranded RNA structures by introducing complementary synthetic oligonucleotides into cells. An oligonucleotide can be engineered to mimic the double-stranded RNA structure such that endogenous ADAR is recruited. Using this targeted approach, a site directed specific A-to-I edit can be introduced.

Figure 1: Mechanism of RNA editing using Korro Bio’s proprietary platform

Key Advantages of Oligonucleotide-Based ADAR-Mediated RNA Editing as a Therapeutic Modality

Korro Bio believes that oligonucleotide-based ADAR-mediated RNA editing is a groundbreaking technology that is ideally suited to expand the application of genetic medicines for indications that DNA editing is unable to address. Over the last two decades, there has been significant research around and development of oligonucleotide-based therapeutics, including modalities such as siRNA and ASOs, that has led to the approval of multiple drugs. Specifically, developments in oligonucleotide chemistry, delivery technologies, tolerability, and manufacturing, combined with better defined regulatory pathways, have led to the approval of oligonucleotide-based therapeutics specific for multiple different tissue types. Korro Bio differentiates itself from DNA-editing by leveraging the know-how from approved oligonucleotide therapies in development of its product candidates.

While Korro Bio believes it can demonstrate many of the key advantages of RNA editing, it is very early in its development efforts and not yet certain of the results it may achieve. Such uncertainties include, but are not limited to the level of editing efficiency needed in a target tissue type to achieve a clinical benefit, and associated safety of its edits in humans.

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Specificity: Oligonucleotide-based ADAR-mediated RNA editing enables highly precise edits at the target single nucleotide level on the RNA with low risk of off-target or bystander edits, addressing a key safety concern associated with other DNA editing approaches that carry the risk of permanent insertions and deletions as well as chromosomal integration. Using synthetic oligonucleotides, appropriate chemical modifications can be introduced to increase the overall specificity and targeting efficiency for the site directed RNA editing. The OPERA oligonucleotides are designed to be highly site selective with minimal to no bystander effects or halo effects. To assess global off-target editing, Korro Bio uses a bulk RNA-seq approach to detect base frequency changes at potential off target sites between control and treated samples. Korro Bio sequences target amplicons via NGS and assesses potential A to G editing at all sites across the transcript. In preclinical in vivo studies, Korro Bio has shown that off-target RNA editing using its technology is negligible and transient.

Figure 2. Overview of off-target editing observed in mice across multiple oligonucleotides

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Delivery: Oligonucleotide-based ADAR-mediated RNA leverages well established, clinically precedented delivery approaches used in other approved products, such as LNPs and ligand-based approaches. LNP-based delivery of oligonucleotides is a well established and clinically validated delivery approach that provides sustained targeted delivery and editing efficiency, resulting in infrequent dosing and an acceptable tolerability profile. Additionally, LNP delivery of RNA-editing oligonucleotides enhances optimal distribution to targeted cells. One example of a well-established and clinically validated ligand-based delivery approach is GalNAc delivery of oligonucleotides, which provides highly specific and effective delivery to hepatocytes with improved durability.

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Tolerability: ADAR-mediated RNA editing has a low risk of immunogenicity and can potentially lower off-target editing events resulting in an improved tolerability profile compared to DNA editing approaches. The lower risk of immunogenicity enables the ability to re-dose patients if required, a significant limitation of editing approaches that utilize viral vectors and bacterial Cas systems that carry a higher risk of immunogenicity. The transient and reversible nature of ADAR-based editing confers an ability to modify or cease dosing as needed.

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Manufacturing: Reliance on endogenous ADAR enzymes and the simple drug constructs of oligonucleotide-based therapies has significant advantages over the complexities associated with the manufacturing and delivery of multi-component exogenous complexes used in DNA editing. Manufacturing processes for oligonucleotide-based therapies are well established, cost efficient and scalable to effectively address highly prevalent indications.

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Regulatory: Precedence of marketed oligonucleotide drugs with similar size and types of chemical modifications that therapeutic RNA editing product candidates exhibit. Guidance for the development of oligonucleotide therapeutics by global agencies, including the FDA, provides for an established pathway for the approval of this class of therapeutics. However, regulators have not yet established any definitive guidelines related to overall development considerations for RNA editing therapies and on clinical data has been generated to date.

Korro Bio’s OPERA – Oligonucleotide Promoted Editing of RNA – Platform

Korro Bio believes it is the leading RNA editing company and has assembled a suite of technologies and capabilities called OPERA, Oligonucleotide Promoted Editing of RNA, to generate differentiated RNA editing product candidates. A key challenge in developing a therapeutic approach for site-directed RNA editing is to design and optimize oligonucleotides that can drive high-efficiency. This efficiency is facilitated both by the ability to repurpose and optimize oligonucleotide constructs based on existing methods as well as utilizing computational methods to innovate on chemistry and design of the constructs. Korro Bio’s RNA editing product candidates are oligonucleotides capable of forming Watson-Crick base pairing with the target RNA and efficiently inducing the deamination reaction by endogenously recruiting ADAR enzymes.

Korro Bio has assembled a suite of technologies and capabilities to build its RNA editing platform, Oligonucleotide Promoted Editing of RNA, or OPERA.

OPERA relies on the following key components that enable Korro Bio to generate its differentiated RNA editing product candidates:

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Deep understanding from ADAR biology: Korro Bio’s insights and know-how of ADAR biology allow it to design oligonucleotides that efficiently recruit ADARs and promote deamination while maintaining selectivity and stability. RNA editing is dependent on endogenous ADAR expression levels and requires a deep understanding of the physiological role of ADAR, its cell and tissue distribution, the factors that lead to efficient recruitment of ADAR to targeted sites and any consequences that may arise from co-opting ADAR from its normal function. Korro Bio has developed a cell-free in vitro RNA editing assay with purified human ADAR1 and ADAR2 that predicts the RNA editing activity with Korro Bio’s oligonucleotides. With its cell free assay capability, Korro Bio is able to limit the number of components implicated in screening (target gene, RNA editing product candidates and ADAR), allowing it to measure the kinetics of RNA editing more accurately. Using only three components including the target RNA, oligonucleotide, and ADAR, Korro Bio has shown that target editing efficiency is correlated with the chemical modification pattern of an oligonucleotide. Furthermore, Korro Bio has found that this activity predicts the rank order of oligonucleotides in both in vitro cell-based systems and in vivo in rodents. This assay capability supports Korro Bio’s understanding of the key steps required to edit RNA at a level of detail that is not possible in cells. These platform biology assay capabilities have enabled detailed mechanistic studies into the tissue distribution and subcellular localization of ADAR proteins and Korro Bio’s RNA editing product candidates.

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Korro Bio has found no evidence that its RNA editing oligonucleotides interfere with endogenous RNA editing occurring naturally in a cell. ADAR naturally edits thousands of targets for a variety of reasons. Korro Bio has looked at natural editing sites and chose AJUBA, COG and COPA as they have shown to be edited by ADAR to different degrees. In this experiment outlined in Figure 3, ZZ HLC cell lines were transfected with RNA editing product candidates targeting two different genes. The assays were evaluated for % editing for Target A and Target B sites as well as natural editing sites in COG, COPA and AJUBA. As shown below, natural editing sites remained unaffected compared to the control group, demonstrating that Korro Bio’s RNA editing product candidates are not likely to have any effect on the degree of editing of native RNA molecules.

Figure 3. Korro Bio’s RNA editing product candidates show no evidence of interference with endogenous ADAR editing as demonstrated at the above sites

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Expertise in oligonucleotide chemistry: Korro Bio has a differentiated ability to create oligonucleotide designs capable of efficiently recruiting endogenous ADAR with chemical modifications that direct high specificity editing. Korro Bio’s oligonucleotides increase the potency and durability of ADAR activation, thereby increasing the editing efficiency and translational efficacy of its product candidates. Korro Bio has identified critical structural, sequence, and chemistry requirements for its product candidates that drive efficient recruitment of ADARs and subsequent A-to-I editing. Examples of differentiation include oligonucleotide length for efficient ADAR recruitment, use of precedented and proprietary chemistries within the oligonucleotide, as well as backbone chemistries that provide improved metabolic stability. Additionally, Korro Bio combines this with 2’ modification chemistries that, together, create oligonucleotides with improved editing efficiency and durability. As RNA editing is an emerging technology, there is a lack of guiding principles to design site-selective RNA editing oligonucleotide product candidates. To address this knowledge gap, Korro Bio developed a robust in-house process using its high-throughput cell-based assay and machine learning capabilities to design and synthesize up to approximately 1,200 oligonucleotides per month and generate up to 6,000 assay data points for any given target.

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Machine learning optimization of oligonucleotides: Korro Bio has built data science capabilities and a dedicated team to extract lessons from existing and newly generated experimental data to expeditiously design and optimize RNA editing product candidates. Korro Bio’s proprietary machine learning models have been trained to accurately predict oligonucleotide structure and observed levels of editing. Korro Bio has been able to demonstrate that these models are able to make accurate editing predictions even for previously unseen chemical modifications demonstrating their generalizability across targets. Korro Bio has demonstrated the utility of its machine learning models through an increase in overall editing efficiency of new product candidates over the last several quarters. In some cases, Korro Bio has been able to go from design-to-data in as little as five weeks. Although there is no guarantee that this will result in an accelerated development or approval timeline, if at all.

Figure 4. Korro Bio has shown its ability to rapidly iterate product candidates to maximize editing efficiency

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Structural modeling is another tool that complements Korro Bio’s ability to increase the efficiency of its RNA editing candidates. Detailed structural modeling includes shape, size and orientation requirements that can lead to successful deamination at the editing site. These aspects have an important impact on Korro Bio’s ability to optimize RNA editing product candidates. As an example, a modification predicted by structural analyses led to a conformational change that was shown to improve editing efficiency in the coding region of the Target A in vivo.

Figure 5. Korro Bio has a demonstrated ability to improve editing in target coding regions

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Fit-for-purpose delivery: Korro Bio’s product candidates utilize short synthetic oligonucleotides, which Korro Bio believes can be efficiently delivered using technologies such as LNP or GalNAc. These delivery technologies are well established and clinically validated and have been developed for precedented modalities such as siRNAs and ASOs. Each of these delivery vehicles has optimal characteristics suited for a given therapeutic application. Korro Bio has shown in preclinical studies that LNP can be used in ADAR mediated editing processes to achieve high editing efficiency. Additionally, LNP mediated delivery of RNA editing product candidates provides sustained delivery and an acceptable tolerability profile that have been manufactured at a scale sufficient to serve the target population. In addition to LNP based delivery approach, ligand-based approaches (ex., GalNAc for liver hepatocytes) can also be used for effective delivery and to improve durability with OPERA’s RNA editing product candidates, which Korro Bio has also evaluated in preclinical in vivo models. In contrast to treatments targeting liver hepatocytes where there is a need for a delivery system, Korro Bio’s RNA editing product candidates have been delivered intrathecally to the central nervous system without a need for any delivery system in preclinical mouse models. Thus, Korro Bio’s choice of delivery system is a fit-for-purpose model that is dependent on the oligonucleotide design as well the suitability for the indication and tissue localization of the target. However, this delivery system has not yet been finalized and while LNPs have been validated clinically to deliver oligonucleotides, such as siRNA, they have not been clinically proven to deliver oligonucleotides for RNA editing, such as Korro Bio’s product candidates.

Korro Bio’s Pipeline Demonstrates the Versatility of the OPERA Platform

Korro Bio is advancing a broad pipeline of four programs that are wholly owned and demonstrate the versatility of its OPERA platform. In addition, Korro Bio has two other wholly-owned programs not reflected in the pipeline chart below: one for an undisclosed target for sAH , and one for a kinase target for cardiometabolic disease. All of Korro Bio’s programs are still in the research or preclinical stage of development and their risk of failure is high.

[1]	Subject to submission of regulatory filing and authorization to proceed

Korro Bio’s proprietary oligonucleotides co-opt endogenous ADAR to perform a single A-to-I base edit on RNA to modify protein function. Delivery of these proprietary oligonucleotides into a cell forms an oligonucleotide-RNA duplex which recruits endogenous ADAR, ultimately editing a target adenosine (A) to inosine (I) on RNA. The location of the edit can lead to a multitude of effects including changes in expression and regulation of mRNA. In the event an edit is made in the coding region of the gene, the mRNA is then translated to a protein with the (I) inosine read as a (G) guanosine, resulting in a modified protein. The resultant therapeutic protein can be applied to go beyond repairing pathogenic SNVs by changing amino acids on proteins implicated in disease biology. Single amino acid changes to non-mutated RNA can create de novo modified protein variants with desired altered properties while preserving their broader functional capabilities.

Repairing pathogenic variants: Korro Bio’s OPERA platform enables the development of RNA editing therapies that can repair SNVs on mRNA to express normal proteins through the introduction of precise genetic changes without creating permanent changes to the genome. These normal proteins can be uniquely expressed at desired levels and duration to address both rare and highly prevalent diseases caused by a pathogenic SNV. This approach is especially relevant when the same underlying genetic SNV manifests in a broad disease phenotype from mild to severe forms of the disease.

Figure 6. RNA editing of a single nucleotide can restore normal protein expression

Korro Bio’s lead program for AATD addresses a single genetic SNV in the SERPINA1 gene that causes the development of A1AT deficiency, which has a high unmet medical need and for which there are no disease modifying treatment options. The disease manifests with a heterogenous population having both liver and lung pathologies. By specifically editing a single nucleotide, the normal synthesis of A1AT is restored, resulting in secretion of normal A1AT to levels which are predicted to protect the lung from further decline in function. The correction of a subset of A1AT produced also prevents aggregation of A1AT protein in the liver, thereby potentially alleviating damage to the liver.

Similarly, Korro Bio is developing a product candidate that addresses a LRRK2 mutation for PD patients. Mutations in LRRK2 that are associated with aberrantly enhanced kinase activity are the most common cause of genetic PD. The G2019S mutation in the LRRK2 protein is the most common pathogenic mutation, accounting for 1–6% of sporadic and 3–19% of familial PD cases. Repairing the G2019S mutated nucleotide can restore the normal LRRK2 protein and return its activity to a physiological state, which Korro Bio believes may be disease modifying in these patients.

Other protein modifications

Approximately 85% of the human proteome has historically been considered undruggable through traditional therapeutic modalities as many proteins lack defined small molecule binding sites or are inaccessible by biologics. The versatility of RNA editing, combined with Korro Bio’s OPERA platform, addresses a meaningful portion of the undruggable human proteome and broadens the target space. Korro Bio’s target identification and selection for programs is based on strong genetic evidence implicating each target in its disease pathology.

Korro Bio’s initial focus is to make edits to the coding region of a transcriptome. Making changes post-transcriptionally, after the mRNA has been created and prior to the protein being translated, provides an exquisite, selective approach for modifying proteins. In preclinical studies, Korro Bio has demonstrated that single RNA changes can disrupt protein-protein interactions, prevent protein aggregation, selectively modulate an ion channel and selectively activate a kinase. These modification approaches have the potential to unlock validated target classes that have historically been difficult to drug, enabling Korro Bio to pursue a broad range of diseases, including those with high prevalence and large market opportunities.

Disrupting Protein-Protein Interaction: Modulating protein-protein interactions provides a novel modality to target intracellular proteins specifically for increasing the activity of the protein. Single amino acid changes to non-mutated RNA can disrupt binding of inhibitors to target proteins, including transcription factors, promoting enhanced biological activity of the target protein. There are two ways this could provide increasing activation, either through a hyperactive protein, or through the presence of a longer half-life or both. Such an approach highlights the broad capabilities of what an RNA editing platform can accomplish in driving biological change.

Figure 7. Korro Bio’s oligonucleotides have the ability to disrupt protein-protein interactions using precise edits

One of Korro Bio’s programs for disrupting protein-protein interactions is in development for the treatment of severe alcohol-associated hepatitis (sAH). Korro Bio is selectively modulating a validated transcription factor protein implicated in the disease pathology for sAH. This oligonucleotide product candidate leads to the synthesis of a protein variant that disrupts interaction with its inhibitor and, as a result, increases expression of clinically beneficial downstream target genes. Other approaches have attempted to disrupt the interaction with non-selective small molecules, resulting in unacceptable side effects, or by knocking down the regulatory protein, which is also responsible for regulating other important proteins. In a retrospective analysis of a study looking at sAH patient liver samples, increased expression of these target genes has been shown to have better prognosis. In addition to sAH, this transcription factor is a validated target for other liver, cardiometabolic and inflammatory diseases, which may provide a “pipeline-in-a-product” opportunity.

Other Target Classes: In addition to disrupting protein-protein interactions, Korro Bio is also advancing product candidates to prevent protein aggregation, selectively modulate ion channels and activate kinases.

Intracellular protein aggregation is a cause of multiple diseases across the body. Specifically in neurodegenerative diseases, accumulation of specific proteins within neurons are pathogenic including

Alzheimer’s disease, PD, and ALS. Creating a protein variant that can prevent the aggregation, while preserving its intrinsic function, is a therapeutic approach that has the potential to provide a differentiated therapeutic option over knocking down or silencing the protein through alternate mechanisms.

Figure 8. Korro Bio’s product candidates can reduce pathogenic aggregation of undesirable proteins

One of Korro Bio’s programs for disrupting protein aggregation is in early-stage discovery for the treatment of ALS. Korro Bio is selectively modulating TDP-43, an RNA/DNA-binding protein, which carries out a variety of important functions in healthy neurons including initiation of transcription, pre-mRNA splicing, and miRNA processing. In pathological conditions, such as ALS, TDP-43 is depleted from the nucleus and accumulates as protein aggregates in the cytoplasm in hyperphosphorylated, ubiquitinated, and cleaved forms. These aggregates are observed in more than 90% of ALS patients. A single RNA edit to TDP-43 is predicted to lead to the synthesis of a protein variant that does not aggregate and preserves its normal function. Given TDP-43 is essential for neuronal health, knocking down the protein could be detrimental.

Korro Bio believes that the elegance and versatility of its RNA editing approach will enable a robust pipeline of potentially disease modifying product candidates to treat diseases previously unattainable by genetic medicine approaches. While the above examples demonstrate the breadth of applications enabled by OPERA, Korro Bio believes its RNA editing approach will bring the first genetic medicine to address the complex genetic underpinnings of highly prevalent diseases.

Korro Bio’s AATD Program: RNA Editing to Repair Pathogenic Missense Variant

Korro Bio’s most advanced program is a product candidate for Alpha-1 Antitrypsin Deficiency, or AATD, that has the potential to be disease-modifying and provide a differentiated therapeutic option. AATD is an inherited genetic disorder that can cause severe progressive lung and liver disease due to a lack of normal alpha-1 antitrypsin protein, or A1AT, with varying intensity based on patient genotype and environmental factors. Patients often develop chronic obstructive pulmonary disorder, or COPD, in the lungs and cirrhosis of the liver, which can result in liver failure or death.

There are an estimated 3.4 million individuals with deficiency allele combinations worldwide. There is a single approved modality, a once-a-week infusion of pooled human plasma derived A1AT, that does not adequately address the lung or liver manifestations of AATD. Within the United States alone, the opportunity to improve the existing standard of care and expand the treated population represents a large market opportunity.

Korro Bio’s product candidate is a proprietary RNA editing oligonucleotide that is delivered to liver cells using an established LNP platform to restore production of normal A1AT. The product candidate is expected to be delivered via intravenous infusion, where it co-opts endogenous ADAR to repair the pathogenic SNV and restore production of normal A1AT, creating a clinically differentiated benefit for both liver and lung function in affected individuals.

In addition to the inherent benefits of ADAR-based RNA editing described earlier, Korro Bio believes its approach has additional potential advantages:

•	Provides a disease modifying therapy for both lung and liver manifestations by transiently editing over 50% of RNA transcripts in hepatocytes to restore normal A1AT protein

•	Provides a treatment option that can be tailored to address the broad spectrum of severity within the AATD population

•	Potential to enable physiologic regulation of A1AT using endogenous ADAR, thereby increasing normal A1AT production during inflammation

•	Fit-for-purpose delivery using a proven LNP to maximize editing efficiency, leading to greater potential clinical benefit

Korro Bio has generated compelling preclinical data demonstrating proof of concept across multiple RNA editing oligonucleotides that have the potential to become the lead development candidate. These potential development candidates have each achieved targeted durability, high editing efficiency (>50% editing of hepatocytes) and increased expression of normal A1AT protein in an in vivo mouse model (>70% of total A1AT protein in circulation). Korro Bio has also shown that its product candidates have high translation of RNA editing efficiency from mice to non-human primates, or NHPs, demonstrating the potential applicability of its approach in humans. While Korro Bio believes it can demonstrate many of the key advantages of RNA editing, it is very early in its development efforts and not yet certain of the results it may achieve. Such uncertainties include, but are not limited to, the level of editing efficiency needed in a target tissue type to achieve a clinical benefit, and associated safety of its edits in humans.

Based on the totality of the preclinical data generated to date, Korro Bio intends to nominate its development candidate in the second half of 2023. The development candidate will then be tested in studies to enable a regulatory filing in the second half of 2024. Depending on the evidence of efficacy and tolerability for its candidate in its first clinical study, Korro Bio plans to pursue expedited regulatory pathways, including potentially requesting Fast Track Designation and Breakthrough Therapy Designation.

AATD Overview

A1AT function

A1AT is a protease inhibitor belonging to the Serpin family. It is produced in the liver and circulates in its native state in human blood at approximately 1.5 g/L, one of the highest concentrations observed for protease inhibitors. The main role of A1AT is to protect tissue from proteases released by neutrophils, such as neutrophil elastase. Neutrophil elastase is an enzyme that fights infections in the lungs but can also attack normal lung tissue. If not sufficiently inhibited by A1AT, neutrophil elastase destroys elastin in the lung, leading to degradation of lung function. Factors that increase lung inflammation, such as smoking or infections, increase the elastase burden in the lung, leading to severe and potentially life-threatening lung damage in AATD patients.

Genotypes of AATD

AATD is an inherited, autosomal recessive genetic disorder that is most frequently caused by a single nucleotide variant, or SNV, mutation in the SERPINA1 gene. The most common of these SNVs is the “Z” mutation, corresponding to a mutation of glutamate 342 to lysine, or E342K. A healthy individual typically exhibits an “MM” genotype, or PiMM, while an individual with a single Z allele would exhibit a heterozygous PiMZ, genotype and an individual with two Z alleles would exhibit a homozygous, or PiZZ, genotype.

Figure 9. PiMM genotype (normal liver and lung)

Impact of Z mutations on liver and lung function

The presence of a single Z allele can lead to insufficient production of normal A1AT protein, as well as the production of dysfunctional A1AT protein, causing manifestations of disease in both the lungs and liver. The severity of disease manifestation can vary according to each patient’s genotype, as well as environmental factors, such as exposure to inflammatory respiratory agents or other complications.

PiZZ individuals experience greater manifestations of disease as a result of their very low levels of normal A1AT (10%—15% of normal levels), which are insufficient to prevent lung damage post an influx of neutrophils. They are also at high risk of developing emphysema or COPD, which can present in individuals as early as in their thirties and forties. PiZZ individuals with additional environmental risk factors such as smoking or infection frequently develop COPD as early adults and develop very severe symptoms.

In addition to lung disease, PiZZ individuals can also manifest with liver disease as a result of dysfunctional A1AT aggregating in the liver. In adults, this can cause liver inflammation and cirrhosis, ultimately leading to liver failure or cancer. In addition, as many as 10% of newborns with the PiZZ genotype develop cholestatic hepatitis. A quarter of impacted neonates suffer acute liver failure and require an emergency transplant.

Figure 10. PiZZ genotype that results in fibrotic liver and decreased lung function

Data from the UK Biobank, or UKBB, as well as published literature, have allowed researchers to determine the threshold levels of circulating A1AT that are directly linked to the PiMZ and PiZZ genotypes. In Figure 11 below, the range of A1AT levels associated with normal individuals (PiMM) is compared with the range of A1AT levels observed in mutated PiMZ and PiZZ patients.

Figure 11. Median Levels of A1AT and link to outcomes in liver and lung

In Figure 12 below, the Odds Ratios, or OR, associated with developing COPD and cirrhosis of the liver are compared across the two genotypes, with key findings summarized below:

•	COPD: PiMZ individuals have minimal increased risk of developing COPD relative to healthy PiMM individuals, while PiZZ individuals are at very high risk with an OR of 8.8

•	Cirrhosis of the liver: PiMZ individuals have mildly elevated risk of developing cirrhosis of the liver with an OR of 1.5, while PiZZ individuals have significantly elevated risk with an OR of 7.8

Figure 12. Risk of developing COPD and cirrhosis for different genotypes associated with AATD. Adapted from “The undiagnosed disease burden associated with alpha-1 antitrypsin deficiency genotypes.” by Nakanishi T, Forgetta V, Handa T, et al. Eur Respir J 2020; 56:2001441

Based on these findings, Korro Bio believes that achieving normal A1AT protein levels between the ranges of the PiMZ and PiMM genotypes has the potential to alleviate the increased risk of COPD and cirrhosis of the liver, and to meaningfully improve clinical outcomes for PiZZ patients. Korro Bio further believes that by achieving >50% editing efficiency across cells, it can reach these target levels and modify disease progression.

Prevalence of AATD and limitations of currently approved therapy

AATD is one of the three most common, potentially lethal, rare diseases affecting those of European descent. Worldwide, there are an estimated 3.4 million individuals with deficiency allele combinations. Studies suggest that clinical unawareness of AATD results in a significant number of patients that go undiagnosed or misdiagnosed. There are currently an estimated 100,000 patients in the United States with a PiZZ genotype, and 125,000 patients across the United Kingdom, Germany, France, Spain and Italy. Studies of PiMZ prevalence suggest as many as one in 49 individuals in the United States and one in 58 individuals across Europe.

The only FDA-approved treatment for patients with lung manifestations of AATD (co-indicated with COPD) is augmentation therapy, which utilizes A1AT protein purified from pooled human plasma. The purified A1AT is administered weekly by intravenous infusion with the goal of maintaining a serum level of A1AT above the 11 µM threshold. Even when the serum level can be maintained at or above this threshold, augmentation therapy has not clearly demonstrated its ability to adequately address lung damage nor liver inflammation caused by A1AT aggregation. Augmentation therapy is approved in only a few countries due to its limited efficacy. Lung and/or liver transplantation are the only other available treatment options, outside of standard management of the disease manifestations of AATD.

Despite being minimally effective and not fully addressing the needs of many AATD patients, augmentation therapy currently represents ~$1.4 billion in annual sales worldwide. Korro Bio’s product candidate has the potential to elevate the standard of care and expand the number of patients on treatment and potential to be a leader with a large market opportunity worldwide.

Limitations of Alternative Treatments in Development for AATD

There are a number of therapies in development to treat AATD. Certain DNA editing approaches attempt to add a normal copy of SERPINA1 gene or permanently correct the mutation within the SERPINA1 gene. DNA editing as a treatment would likely be evaluated on a risk-benefit trade-off relative to the severity of the manifestation of AATD, limiting the applicability of DNA editing approaches to the broader AATD patient population.

Additional approaches outside of DNA editing are also in development. There are approaches which attempt to use siRNA to knock-out the production of dysfunctional A1AT protein, which only alleviates the liver manifestation of AATD, while potentially worsening the lung manifestation. Replacing plasma derived protein for augmentation therapy with a fusion protein is another approach in development. This fusion protein aims to introduce A1AT on an antibody scaffold to improve upon the existing dosing paradigm and activity levels achieved in augmentation therapy. Fusion proteins do not resolve the liver manifestation and are unable to physiologically regulate A1AT levels. Lastly, small molecule correctors attempt to promote proper folding of the Z-AAT protein. To date, small molecule correctors have been unable to achieve normal A1AT levels and clinical development is focused only on the liver manifestation of AATD.

Korro Bio believes many of these approaches have inherent limitations including the following:

•	Inability to adequately address the spectrum of clinical pathologies associated with AATD

•	Inability to achieve adequate expression of normal A1AT to bring patients back to PiMM genotype

•	Considerable safety and tolerability concerns

•	Potential issues around manufacturability and scalability for the AATD population

Korro Bio’s Approach to Overcome the Limitations: Transiently Correcting the SERPINA1 Variant on RNA

Korro Bio is developing a product candidate to treat patients with AATD that is designed to leverage endogenous ADAR to make a single base edit in SERPINA1 mRNA, correcting the amino acid codon created by the pathogenic E342K SNV which stems from a single G-to-A mutation. Korro Bio’s product candidates edit the adenosine (A) to an inosine (I), correcting the faulty amino acid and leading to the production of normal A1AT protein.

Korro Bio’s goal is to bring individuals with the Z mutation to a phenotype where over 50% of RNA has been corrected to produce normal A1AT protein. This would result in levels of A1AT consistent with individuals in the upper half of the PiMZ genotype and the fully healthy PiMM genotype. Through human transgenic mouse models, Korro Bio has shown its ability to drive the required change in RNA sequence with high efficiency, leading to secretion of A1AT at target levels.

Korro Bio believes its approach has multiple potential advantages, in addition to those conferred by the RNA editing modality:

•

Provides a tailored disease modifying treatment option to address the heterogeneity of the AATD population: Korro Bio leverages a transient base editing approach leading to restoration of normal A1AT. The transient nature of Korro Bio’s approach allows it to address a broader AATD patient population, inclusive of PiMZ and PiZZ genotypes. As transient editing is not permanent in nature, Korro Bio has the ability to adjust dosing and even cease dosing as needed, providing a meaningful benefit in potential safety profile.

•

Provides a disease modifying therapy for both lung and liver manifestations: By transiently editing over 50% of RNA transcripts in hepatocytes, Korro Bio believes it can restore levels of normal A1AT protein consistent with a PiMZ to PiMM phenotype. These levels of normal A1AT have the potential to prevent further lung damage and reduce the risk of dysfunctional A1AT aggregating in the liver.

•

Potential to enable physiologic regulation of A1AT using endogenous ADAR: Augmentation therapy and other treatments targeting static thresholds for A1AT expression do not address the underlying mechanism of A1AT regulation, which is endogenously regulated by inflammation and can sometimes lead to as much as 90uM of A1AT in humans. During an inflammatory response, there is a simultaneous increase in ADAR levels. Korro Bio’s ADAR-based therapy has the potential to restore natural physiologic regulation by increasing the prevalence of editing during periods of greater A1AT production.

•

Uniform distribution of drug to liver cells to maximize editing: Unlike other modalities that focus on DNA editing, Korro Bio’s product candidates have demonstrated a uniform distribution within the liver, including in NHPs. Korro Bio believes this will allow its therapy to restore production of normal A1AT protein in every cell, reducing reliance on the chance of a survival benefit for edited cells as in DNA editing.

•

Efficient delivery using a proven LNP: A1AT is the fifth most abundant protein in circulation, with a large number of transcripts that require editing to achieve expression of normal protein. LNPs provide a significant benefit to delivery of RNA-editing oligonucleotides by increasing the likelihood of sufficient distribution into liver cells. In March 2023, Korro Bio entered into an agreement with Genevant, a well established leader in the LNP space, to provide access to clinically validated LNP technology to optimize delivery of Korro Bio’s AATD product candidate. Preclinical studies of this LNP delivery technology have shown improved dose-dependent efficacy with reduced clinical chemistry and adverse events.

Summary of Korro Bio’s preclinical studies and data generated to date

Korro Bio has generated highly compelling preclinical data that forms the basis for its proof of mechanism. Korro Bio has affirmed that multiple disease modifying product candidates have demonstrated proof-of-concept in in vivo studies and have the potential to be a development candidate.

These potential development candidates have independently achieved clinically meaningful expression of normal A1AT protein consistent with a PiMZ genotype within preclinical in vivo animal models while using clinically relevant doses administered on a weekly basis. Given that human protein half-life is much longer than other species, Korro Bio believes its therapies will support a longer dose interval in the clinic. Korro Bio has initiated preclinical dose-limiting toxicity safety studies and intends to nominate a development candidate in the second half of 2023.

In Vitro activity in human cells: Korro Bio’s initial design iterations for RNA-editing oligonucleotides were conducted in in vitro human systems, specifically containing human ADAR and human SERPINA1 genes with a Z allele. By leveraging the capabilities of its OPERA platform, Korro Bio has generated multiple product candidates that achieved increased editing activity in human in vitro systems.

In Figure 13 below, Korro Bio was able to demonstrate greater than 50% editing efficiency at the E342K mutation within stem cell derived hepatocyte like cells, or HLCs, when using the highest dose of drug substance. HLCs harbor both alleles, an important quality that has the potential to be predictive of function in vivo. Korro Bio also demonstrated editing in MZ primary human hepatocytes, or PHH, which harbor a single Z allele.

Figure 13. >50% editing achieved in the right system – human gene with human ADAR

Preclinical in vivo activity in mice: Korro Bio’s preclinical pharmacology studies have been conducted using the PiZ mouse model and licensed by Korro Bio from Dr. Jeff Teckmann’s laboratory at St. Louis University. Dr. Teckmann is the preeminent expert on the study of AATD. The PiZ transgenic mouse model replicates many of the phenotypes of human AATD disease, including the presence and utilization of ADAR-based editing. Mice have only 1 allele, either a healthy M allele or mutated Z allele, or PiZ.

As part of Korro Bio’s preclinical studies, it has evaluated multiple oligonucleotides in varying doses in PiZ mice. Following intravenous administration of a single 3mg/kg dose using a standard MC3 LNP encapsulating its product candidate, Korro Bio subsequently evaluated the editing efficiency achieved and levels of A1AT protein after one, four and seven days. Multiple of Korro Bio’s optimized lead oligonucleotides demonstrated editing efficiency of greater than 50% editing of the SERPINA1 mRNA at the E342K site, which it believes is a key threshold to achieve clinically meaningful levels of normal A1AT secretion.

Figure 14 below outlines the editing efficiency of one of Korro Bio’s lead product candidates, KB-0794, which was measured as demonstrating editing efficiency as high as 63% on day four following the administration of a single 3mg/kg dose. Normal M-A1AT protein was observed at an 18 µM concentration on day four, demonstrating the potential relationship between editing efficiency and secretion of normal A1AT. Korro Bio believes this is the highest preclinical in vivo editing efficiency and normal A1AT protein observed across any modality based on data published to date.

Figure 14. Demonstrated 50% editing of E342k site in PiZ mice model with a single 3mg/kg dose delivered with MC3 LNP

Durability: Upon observing the high editing efficiency of KB-0794, Korro Bio proceeded to conduct an additional preclinical in vivo study where four groups of mice were given a lower dose and observed in a multi-dose study that lasted up to four weeks.

Each of the four groups received an initial dose of 2mg/kg of KB-0794, which was administered intravenously using an MC3 LNP as in the single dose study above. Thereafter, each group received weekly doses of KB-0794 for a period of either one, two, three or four weeks. The mice were assessed seven days after the initial dose and seven days after each subsequent dose to observe editing efficiency, normal A1AT protein levels and total A1AT protein levels.

As detailed in Figure 15 below, key takeaways included the following:

•	Groups 3 and 4, which received three and four doses of KB-0794, achieved 54% and 47% editing efficiency as measured 7 days after their most recent dose

•	Groups 3 and 4 also demonstrated a meaningful increase in both total and normal A1AT, with up to 20 µM of normal A1AT in Group 4

•	Group 4 shows that 72% of total protein comprises of normal A1AT in circulation

•

Liver polymers associated with the dysfunctional A1AT protein in Group 4 were reduced at day 28 as shown by the histopathology images below, pointing to a potential to provide liver benefit through clearing of aggregates

Figure 15. Potential to provide liver benefit by clearing aggregation and preventing further lung damage due to level of M-A1AT in secretion

The half-life of A1AT in mice and NHPs has been observed to be around 1-2 days and 2-4 days, respectively. Human A1AT has a longer half-life of 4-6 days, and when coupled with the optimization of Korro Bio’s oligonucleotide drug product and the accumulation of drug product observed in the multi-dose preclinical studies, Korro Bio believes that it will be able to achieve greater durability and a longer dosing interval in the clinic than the current once weekly interval in its preclinical studies.

Translation in NHPs: In addition to Korro Bio’s preclinical in vivo studies conducted using the PiZ mouse model, it has also generated a translational model to validate the potential for delivery and ability to edit the SERPINA1 gene in NHPs with an earlier generation oligonucleotide. Because the human SERPINA1 gene in NHPs does not harbor the E342K mutation, Korro Bio is demonstrating its oligonucleotide’s ability to edit within the coding region of the SERPINA1 gene and the ability to translate that preclinical in vivo editing from the PiZ mouse model to NHPs.

As shown in Figure 16 below, NHPs received a 2mg/kg intravenous dose of Korro Bio’s earlier generation oligonucleotide formulated in an MC3 LNP, followed by two additional intravenous doses once per week. The liver editing was measured four days after the initial dose, and four days after the final dose. Editing of the SERPINA1 coding region in both NHPs and PiZ mice showed species translation at both time periods, with increasing editing efficiency upon receiving additional doses in NHPs. Additionally, mutated protein generated by this engineered RNA edit on the human SERPINA1 gene in NHPs was observed to be closely correlated with editing the mRNA at the same time points.

Figure 16. Editing of SERPINA1 coding region in NHPs and PiZ model showed correlation

Optimization of Korro Bio’s product candidate

Korro Bio’s preclinical studies to identify product candidates have previously been conducted using an LNP delivery vehicle comprising lipids used in the approved product ONPATTRO®. Over the past decade, the field of LNP delivery has made advancements as measured by safety profile and tolerability. Korro Bio’s product candidates, when combined with current generation LNP delivery technology from Genevant, have demonstrated optimized editing efficiency, safety and tolerability.

In a preclinical study to compare the editing efficiency of a previous generation LNP (the comparator LNP) and current generation Genevant LNPs (GVT-1 and GVT-2), Korro Bio evaluated PiZ mice after receiving a single 2mg/kg dose of KB-0794 via each of the three delivery vehicles. As detailed below in Figure 17, GVT-1 and GVT-2 achieved comparable or higher editing of 37% and 65%, respectively, as compared to 29% editing for the comparator LNP. For reference, the same KB-0794 achieved comparable editing of 63-65% at a dose of 3mg/kg with the comparator LNP compared to a lower dose of 2mg/kg with GVT-2. The percentage of normal A1AT protein in plasma at baseline is 0% due to all of the circulating protein being mutated A1AT. Post a single LNP dose, the percentage of normal-A1AT increased to 66% for GVT-1 and 85% for GVT-2, compared to 56% for the comparator LNP, showing potential for disease-modifying effects.

Figure 17. Comparison of editing efficiency and circulating normal protein in PiZ mice between MC3 LNP and current generation Genevant LNPs (GVT-1 and GVT-2)

Korro Bio also evaluated the potential editing efficiency of GVT-1 and GVT-2 for the SERPINA1 coding region in NHPs. As detailed in Figure 18, the observed editing rate of GVT-2 was meaningfully higher at 34%, relative to 13% in the historical MC3 study. ALT levels, a measure of safety and tolerability, were meaningfully lower in GVT-1 and on par between GVT-2 and the LNP comparator. These results show that Korro Bio’s product candidates, when combined with current generation Genevant LNPs, can demonstrate a desirable safety profile while increasing the editing efficiency. As shown in Figure 18 below, these results further illustrate the translation of GVT-1 and GVT-2 across mouse and NHP preclinical species.

Figure 18. Comparison of editing translation in NHPs between MC3 LNP and current generation Genevant LNPs (GVT-1 and GVT-2)

Next Steps

Based on the totality of the preclinical data generated to date, Korro Bio intends to nominate a development candidate in the second half of 2023. The development candidate will then be tested in studies to enable a regulatory filing in the second half of 2024 to enable the initiation of human clinical studies.

Korro Bio’s Parkinson’s Disease Program: Repairing Pathogenic Variants

Korro Bio is developing proprietary oligonucleotides that address the leucine-rich repeat kinase 2, or LRRK2. mutation for Parkinson’s Disease, or PD, patients. This is the second program that leverages Korro Bio’s ability to generate product candidates to repair pathogenic variants, similar to the AATD program.

Parkinson’s Disease:

PD is a complex, multifactorial progressive disease that is caused, in part, by the loss of dopaminergic neurons in a structure of the brain called the substantia nigra, which is essential for the proper control of the body’s movement. Approximately 10% of PD cases are attributed to inherited genetic mutations, while the remaining cases are considered idiopathic or sporadic. Mutations in LRRK2 are the most common genetic cause of PD and increasing evidence also provides support for a role of LRRK2 in idiopathic PD. PD is the second most common neurodegenerative disease with approximately 1.0 million people in the United States diagnosed. Despite the large commercial market opportunity, there remains significant unmet need as there is no cure, and current available therapies only relieve the symptoms of PD.

LRRK2 is linked to several cellular processes including mitochondrial function, endocytosis, vesicle trafficking, and the lysosomal autophagy pathway. Additionally, LRRK2 is implicated in regulating cytokine levels and neuroinflammation. There are various mutations in LRRK2 that can result in PD, the most common of which is the pathogenic G2019S mutation that accounts for 1-6% of sporadic and 3-19% of familial PD cases.

Korro Bio’s Differentiated Approach and Results

Korro Bio’s approach is to make a single base edit to repair the protein caused by the G2019S mutation in LRRK2, which is expected to result in returning activity to the normal physiological state. Korro Bio believes this change may result in disease modification.

As shown in Figure 19 below, Korro Bio’s preliminary screening process in heterozygous LRRK2 G2019S patient-derived fibroblasts identified several product candidates that achieved >80% editing in LRRK2 compared to only 47% in controls. The 47% represents half the transcripts having the mutation at baseline.

Figure 19. Editing of the G2019S mutation LRRK2 using Korro Bio product candidates (100 nM)

Next Steps

Korro Bio is currently screening additional oligonucleotide designs and optimizing in vitro assays to correlate LRRK2 editing with downstream functional endpoints. Additionally, Korro Bio plans to evaluate its product candidates in a LRRK2 G2019S humanized mouse model.

Korro Bio’s Severe Alcohol-Associated Hepatitis Program: Disrupting Protein-Protein Interactions

Another of Korro Bio’s programs is focused on the treatment of severe alcohol-associated hepatitis, or sAH, and demonstrates the versatility of Korro Bio’s platform to modulate proteins. This program leverages Korro Bio’s RNA editing technology to modulate the activity of a naturally occurring protein by disrupting protein-protein interactions. Korro Bio is selectively modulating a protein transcription factor implicated in the disease pathophysiology for sAH. Korro Bio believes that this approach enables the synthesis of a protein variant that disrupts interaction with its inhibitor and as a result, will be free to express downstream target genes. sAH patients with higher levels of expression of these downstream target genes have been shown to have better prognosis in a prior study examining liver biopsies at the time of diagnosis.

Severe Alcohol-Associated Hepatitis

The burden of alcohol use and alcohol use disorders contributes significantly to the health care costs for alcohol-related diseases. These patients incur direct costs to the health care system for medical care, and indirect costs to society due to a loss of workforce productivity, absenteeism, injury, early retirement and mortality. Alcohol overconsumption can lead to the development of liver damage that can manifest as fatty liver disease, alcohol-associated hepatitis and cirrhosis. The amount of alcohol intake that puts an individual at risk for alcohol-associated hepatitis is not known, but most patients have a history of heavy alcohol use for two or more decades. It is estimated that two million people die of liver disease each year, and up to half of these cases are due in part to alcohol overconsumption. There are around 300,000 hospitalizations per year for sAH in the United States. sAH is an acute condition with a mortality rate of 25% - 45% within 90 days of hospitalization.

There are no FDA-approved treatments for sAH. Prednisolone is used off-label in this setting and is the only treatment available. However, many patients fail to respond to prednisolone or are contraindicated, and studies have failed to show survival benefit at 90 days. Physicians may also prescribe pentoxifylline, an anti-inflammatory, or N-acetyl cysteine, an antioxidant, but the benefit of these drugs for sAH is not well established. Additionally, some sAH patients may be candidates for a liver transplant. It has been documented that survival for sAH patients is mainly driven by liver injury and not significantly impacted by alcohol-relapse. Current strategies to address harmful alcohol use and the development of pharmacotherapies remain largely ineffective, leading to substantial unmet need for advancement of policy efforts and development of novel therapies with effective mechanisms of action.

Korro Bio’s Differentiated Approach and Results

Korro Bio is developing a product candidate that increases expression of a transcription factor (TFX) implicated in sAH. By selectively modifying a single amino acid, Korro Bio is able to disrupt interactions between the target protein and its inhibitor, as depicted in Figure 20 below.

Figure 20. Changing a single amino acid disrupts binding of a transcription factor to its inhibitor

Korro Bio has generated preclinical data for its sAH product candidates, demonstrating target editing and activation of target transcription factor activity in both preclinical in vitro and in vivo studies. In vitro, Korro Bio’s oligonucleotides dose-dependently edited the target gene mRNA in human liver cells with > 70% editing efficiency as shown in Figure 21 below.

Figure 21. Korro Bio product candidate edits transcription factor RNA at the validated target site in a dose-responsive manner

In vivo, Korro Bio’s product candidates edited the target mRNA and induced expression of downstream target genes by up to 7x in mouse liver tissue as shown in Figure 22 below.

Figure 22. Hyperactive variant of transcription factor increased expression of downstream gene up to 7x in vivo

The product candidate has also demonstrated activity in an in vitro model of sAH, showing protection against cytotoxicity induced by alcohol and TNF-alpha in human liver cells overexpressing CYP2E1, the enzyme that metabolizes alcohol as shown in Figure 23 below.

Figure 23. RNA editing demonstrates increased viability of liver cells in an in vitro model of sAH

Next Steps

Korro Bio is currently evaluating additional oligonucleotide designs and conducting preclinical studies to confirm that its product candidates will ameliorate disease phenotype in models of alcohol-induced hepatitis. Korro Bio also plans to evaluate its approach in NHP studies.

Korro Bio’s Amyotrophic Lateral Sclerosis Program: Disrupting Protein Aggregation

Korro Bio is developing proprietary oligonucleotides targeting the mRNA for TAR DNA binding protein 43, or TDP-43, a protein associated with the etiology of amyotrophic lateral sclerosis, or ALS.

Amyotrophic Lateral Sclerosis

ALS is an adult-onset, progressive, and fatal neurodegenerative disorder that causes muscle weakness, paralysis, and ultimately death. The majority of ALS patients die from respiratory failure within three to five years after symptom appearance, with a small percentage of patients surviving beyond 10 years. Despite being classified as a rare disease by the FDA and the EMA, ALS is considered one of the more common neurodegenerative diseases worldwide. Prevalence estimates vary, but it is widely accepted that there are at least an estimated 25,000 ALS patients in the United States. There is currently no cure for ALS, and currently approved therapies either only provide symptomatic relief or slow the overall progression of the disease.

Korro Bio’s Differentiated Approach and Results

Korro Bio’s approach is to selectively modulate TDP-43, an RNA/DNA-binding protein, which carries out a variety of important functions in healthy neurons, including initiation of transcription, pre-mRNA splicing and miRNA processing. Hyper-phosphorylated and ubiquitinated TDP-43 deposits form inclusion bodies in the brain and spinal cord of patients with ALS and frontotemporal dementia, or FTD. The majority of ALS and FTD cases are sporadic, and more than 90% and 45% of ALS and FTD patients, respectively, have TDP-43 aggregations in neurons. Less than 10% of ALS cases are familial, and mutations in TARDBP, the gene encoding TDP-43, are responsible for approximately 4% of familial ALS. Given the importance of TDP-43’s role in maintaining healthy neurons, the generation of a protein variant with the desired non-aggregating property could potentially have therapeutic benefit for the majority of ALS and FTD patients. Korro Bio believes that by leveraging the ability of RNA editing to affect a single base edit in TARDBP, it can lead to the synthesis of a TDP-43 protein variant that does not aggregate, thereby restoring its normal function.

Korro Bio has created a series of TDP-43 variants that contain single amino acid changes designed to alter post-translational modification by phosphorylation, ubiquitination, acetylation or cleavage with the intent of reducing the ability to aggregate while maintaining function in RNA metabolism. Korro Bio believes that modulating TDP-43 through the introduction of specific amino acid changes into TDP-43 mRNA sequence is preferable to other approaches that try to address protein aggregates after they form, to non-specifically prevent stress granule formation, or to target a single TDP-43 downstream target. Korro Bio has engineered mutations amenable to an RNA edit using Korro Bio’s OPERA platform that limit the formation of TDP-43 inclusion bodies in vitro. Additionally, Korro Bio has demonstrated meaningful editing of TDP-43 targets sites with its product candidates in a human neuroblastoma-derived cell line (SK-N-AS) as demonstrated in Figure 24 below.

Figure 24. Editing of TDP-43 mRNA using Korro Bio product candidates (100 nM)

Korro Bio intends to initially pursue ALS with this approach and has the opportunity to expand its pipeline to other neurodegenerative diseases, such as FTD.

Next Steps

Korro Bio is continuing to design and screen additional oligonucleotides in SK-N-AS cells to identify proprietary oligonucleotides for further evaluation in aggregation assays. Furthermore, Korro Bio is identifying and characterizing ALS cell lines including genetic-induced models and patient cell lines, to test the efficacy of TDP-43 protein variants in disease models.

Korro Bio’s Pain Program: Selective Modulation of Ion Channels

Korro Bio is developing proprietary oligonucleotides that selectively modulate ion channels associated with pain.

Overview of Pain Indications

Pain is a condition that millions of patients experience and is often a component of rare and highly prevalent diseases. Pain can be generally classified as either acute or chronic and can be further segmented into subcategories including nociceptive or neuropathic pain. There are several classes of therapeutics to target the numerous pathways that cause pain, including opioids, nerve growth factors and ion channel blockers. Many of these treatment methods involve non-specific targeting of pathways that lead to off-target effects. Despite a large commercial market opportunity, there remains significant unmet needs for safe and effective pain management, including non-opioid therapeutics.

Several classes of drugs, including local anesthetics, such as lidocaine, are ion channel blockers, although they do not show a high degree of specificity and thus inhibit many types of sodium channels rather than selectively blocking NaV1.7. No highly selective small molecule product candidates have been FDA-approved as therapeutics. One of the challenges in developing a small molecule inhibitor of NaV1.7 is the high degree of homology with other voltage gated sodium channels, inhibition of which has been linked to safety concerns.

Korro Bio’s Differentiated Approach and Results

The introduction of genetic changes into the mRNA encoding NaV1.7 demonstrates the potential of RNA editing to create highly differentiated and selective therapeutics for ion channels. NaV1.7 is a voltage-gated sodium channel that plays a critical role in the generation and conduction of action potentials and is thus important for electrical signaling in the nervous system. NaV1.7 is highly expressed in the pain sensing dorsal root ganglion neuron. Genetic inactivation of SCN9A, the gene encoding NaV1.7, in mice results in the inability to sense pain from inflammatory stimuli. In humans, mutations that lead to inactivation of NaV1.7 function result in a genetic condition known as Channelopathy-associated insensitivity to pain, or CIP. Individuals with CIP have severely diminished ability to sense pain. By contrast, mutations that activate NaV1.7 result in intense pain.

Through its RNA editing technology, Korro Bio has generated a series of site-specific changes in NaV1.7 that modulate its ion channel function such that it mimics a small molecule sodium channel blocker. Korro Bio believes that using RNA editing to introduce these changes in patients has the potential to deliver potent analgesic activity without the dose-limiting toxicities that have been observed by other sodium channel blockers.

Korro Bio has demonstrated that rationally designed single amino acid changes to unique target sites are sufficient to decrease the activity of NaV1.7. Electrophysiology studies performed in CHO cells transfected with plasmids expressing channel variants demonstrated biophysical properties that are associated with a decrease in NaV1.7 channel activity compared to fully functional NaV1.7. Additionally, Korro Bio has demonstrated meaningful editing for these target sites in SK-N-AS cells as shown in Figure 25 below.

Figure 25. Editing of NaV1.7 using Korro Bio’s product candidates (100nM)

Next Steps

Korro Bio is optimizing and screening its proprietary oligonucleotides in electrophysiology assays. Furthermore, Korro Bio will perform a high throughput screen of Nav1.7 variants to identify potential novel ion channel variants with enhanced crippling of electrophysiology activity.

Korro Bio’s Cardiometabolic Disease Program: Activating Kinases

Korro Bio is developing proprietary oligonucleotides that activate a kinase involved in cardiometabolic disease. Cardiometabolic disease encompasses a broad range of complex, multifactorial diseases including cardiovascular disease, diabetes, chronic renal failure and obesity, among others. A number of validated cardiometabolic disease targets such as kinases have been identified but have historically been difficult to drug.

Korro Bio has generated a site-specific change in a validated kinase that is a central regulator of energy homeostasis. In an in vitro mutagenesis study, a site-specific change led to activation of the kinase and an increase in the phosphorylation of its downstream target. Korro Bio believes that using RNA editing to introduce these changes with an oligonucleotide in patients has the potential to deliver efficacy that has been unattainable when using other modalities.

Pioneering RNA Editing to Deliver the Future of Medicine

Each of Korro Bio’s programs demonstrate the versatility of the ADAR-mediated RNA editing approach. Importantly, Korro Bio is able to not only address classes of diseases caused by deleterious effects of misfolded or misdirected proteins, but it can also potentially utilize genetics to identify highly prevalent diseases where therapeutic benefit can be generated through alteration of protein function or expression. Korro Bio will continue to selectively identify and pursue additional targets and indications based on a range of technical, clinical, and commercial factors to build a robust and differentiated pipeline. However, RNA editing is a novel technology that is not yet clinically validated for human therapeutic use. The approaches Korro Bio takes to discover and develop novel therapeutics are unproven and may never lead to marketable products. Korro Bio is not aware of any clinical trials for safety or efficacy having been completed by any third party using RNA editing and nor is it aware of any RNA editing therapeutic product that has been approved in the United States or Europe. It will be many years before Korro Bio commercializes a product candidate, if ever.

Manufacturing and Supply Arrangements

Korro Bio currently has no commercial manufacturing capabilities. For its initial wave of clinical programs, it intends to use qualified third-party CMOs with relevant manufacturing experience in genetic medicines. Korro Bio plans to partner with suppliers and CMOs to produce or process critical raw materials, bulk compounds, formulated compounds, viral vectors or engineered cells for IND-supporting activities and early-stage clinical trials. At the appropriate time in the product development process, Korro Bio will determine whether to establish in-house GMP manufacturing capabilities for some core technologies or continue to rely on third parties to manufacture commercial quantities for any products that it may successfully develop.

Korro Bio also in licenses technology for its fit-for-purpose delivery systems, including LNP delivery systems. For example, in March 2023, Korro Bio entered into a collaboration and license agreement with Genevant, a well established leader in the LNP space, to provide access to clinically validated LNP technology to optimize delivery of Korro Bio’s AATD product candidate. Preclinical studies of this LNP delivery technology have shown improved dose-dependent efficacy with reduced clinical chemistry and adverse events. For additional information relating to the financial terms of such agreement, see Note 10 to Korro Bio’s unaudited interim financial statements included elsewhere in this proxy statement/prospectus.

Competition

The pharmaceutical and biotechnology industries, including the gene therapy and gene editing fields, are characterized by rapidly advancing technologies, intense competition, and a strong emphasis on intellectual property. While Korro Bio believes that its differentiated technology, scientific expertise, and intellectual property position provide it with competitive advantages, it faces potential competition from a variety of companies in these fields. There are several companies using synthetic oligonucleotide or base editing technology, including Beam Therapeutics, Verve Therapeutics, Prime Medicine, ProQR, and Wave Life Sciences. Several additional companies utilize other editing technologies, including Edigene and Shape Therapeutics. In addition, Korro Bio faces competition from companies utilizing gene therapy, oligonucleotides, and DNA editing technologies such as base and prime editing.

Any product candidates that Korro Bio successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future that are approved to treat the same diseases for which Korro Bio may obtain approval for its product candidates. This may include other types of therapies, such as small molecule, antibody, and/or protein therapies.

In addition, many of Korro Bio’s current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials and approved products than it does today. Mergers and acquisitions in the pharmaceutical, biotechnology and gene therapy industries may result in even more resources being concentrated among a smaller number of its competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Korro Bio also competes with these companies in recruiting, hiring and retaining qualified scientific and management talent, establishing clinical trial sites and patient registration for clinical trials, obtaining manufacturing slots at contract manufacturing organizations, and in acquiring technologies complementary to, or necessary for, its programs. Korro Bio’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, particularly if they represent cures, have fewer or less severe side effects, are more convenient, or are less expensive than any products that it may develop. Korro Bio’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than Korro Bio may obtain approval for its, which could result in its competitors establishing a strong market position before it is able to enter the market. The key competitive factors affecting the success of all of its programs are likely to be their efficacy, safety, convenience, and availability of reimbursement.

Intellectual Property

Overview

Korro Bio strives to protect the proprietary technology that Korro Bio believes is important to its business, including seeking and maintaining patent protection in the United States and internationally for its current and future product candidates. Korro Bio also relies on trademarks, copyrights, trade secrets, confidentiality procedures, employee disclosure, invention assignment agreements, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain its proprietary position.

Korro Bio seeks to obtain domestic and international patent protection, and endeavors to promptly file patent applications for new commercially valuable inventions. Korro Bio also relies on trade secrets to protect aspects of its business that are not amenable to, or that Korro Bio does not consider appropriate for, patent protection.

Korro Bio plans to continue to expand its intellectual property estate by filing patent applications directed to platform technologies and improvements thereof, pharmaceutical compositions, methods of treatment, methods of manufacture or identified from its ongoing development of Korro Bio’s product candidates. Korro Bio’s success will depend on its ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to Korro Bio’s business, defend and enforce any patents that Korro Bio’s may obtain, preserve the confidentiality of Korro Bio’s trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties.

The patent positions of companies like Korro Bio are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent may be challenged in courts after issuance. Moreover, many jurisdictions permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. Korro Bio cannot guarantee that its pending patent applications, or any patent applications that Korro Bio may in the future file or license from third parties, will result in the issuance of patents. Korro Bio cannot predict whether the patent applications Korro Bio is currently pursuing will issue as patents in any particular jurisdiction or at all, whether the claims of any patent applications, should they issue, will cover Korro Bio’s product candidates, or whether the claims of any issued patents will provide sufficient protection from competitors or otherwise provide any competitive advantage. Korro Bio cannot predict the scope of claims that may be allowed or enforced in its patents. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, Korro Bio may not obtain or maintain adequate patent protection for any of its product candidates.

Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months or potentially even longer, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries and patent application filings, Korro Bio cannot be certain of the priority of inventions covered by pending patent applications. Accordingly, Korro Bio may not have been the first to invent the subject matter disclosed in some of Korro Bio’s patent applications or the first to file patent applications covering such subject matter, and Korro Bio may have to participate in interference proceedings or derivation proceedings declared by the USPTO to determine priority of invention. For more information regarding the risks related to Korro Bio’s intellectual property, see ”Risk Factors—Risks Related to Korro Bio’s Business—Risks Related to Intellectual Property.”

Patent Portfolio

Korro Bio strives to protect its proprietary RNA editing platform OPERA and related technologies and its product candidates, including seeking and maintaining patent protection intended to cover various target-specific editing strategies, the composition of matter of its product candidates, their methods of use, related delivery technologies, and other inventions. The intellectual property that is available to Korro Bio is critical to its business and Korro Bio strives to protect it, including by obtaining, maintaining, defending, and enforcing patent protection in the United States and internationally. As of September 18, 2023, Korro Bio’s patent portfolio in total consisted of 32 patent families, with two U.S. patents and one patent in foreign jurisdictions (e.g., Canada), including five pending Patent Cooperation Treaty, or PCT, applications, various pending non-provisional applications world-wide (e.g., United States, Australia, Canada, China, Europe, South Korea, and Japan), and nine families with pending provisional patent applications.

Korro Bio has a patent portfolio that relates to its RNA editing platform OPERA, as well as numerous disease programs listed below, and includes 13 patent families. These families are directed to various oligonucleotide formats, nucleotide compositions, oligonucleotide chemistries, modifications, specific linkage chemistries, oligonucleotides having a specific structures, methods of deaminating an adenosine using such oligonucleotides, methods of oligonucleotide delivery, and methods of treating disease by administering such oligonucleotides. The first patent family is pending in Australia, Canada, China, Europe, Japan, South Korea, Taiwan and the United States, and includes a U.S. patent. The first three patent families are pending in Australia, Canada, China, Europe, Hong Kong, Japan, South Korea, Taiwan and the United States, and include two U.S. patents. U.S. Patent No. 11,479,575 is directed to specific oligonucleotide structures and expires in 2040; U.S. Patent No. 11,453,878 is directed to methods of deamination of an adenosine in an mRNA using oligonucleotide with specific structures and also expires in 2040. Any other patents issuing from applications in these families will expire in 2040, absent any available additional term for patent term extension or patent term adjustment. The fourth patent family is pending in the United States and patents issuing from applications in this family will expire in 2042, absent any available additional term for patent term extension or patent term adjustment. The fifth, sixth, seventh and eighth patent families have been filed as PCT applications, and if issued, patents in these families would expire between 2042 and 2043, absent any available additional term for patent term extension or patent term adjustment. The ninth, tenth, eleventh, twelfth and thirteenth patent families have been filed as provisional patent applications, and if re-filed as PCT or non-provisional applications, and issued, patents in this family would expire in 2044, absent any available additional term for patent term extension or patent term adjustment.

In addition to the patent families related to its OPERA platform technology described above, Korro Bio’s patent portfolio that relates to its A1AT program includes two patent families. These patent families are directed to specific oligonucleotides that target SERPINA1 for editing to treat A1AT. The first patent family includes pending applications in Australia, Canada, China, Europe, Japan, South Korea and the United States. Patents issuing from applications in this family will expire in 2041, absent any available additional term for patent term extension or patent term adjustment. The second patent family has been filed as a provisional patent application, and if re-filed as PCT or non-provisional applications, and issued, patents in this family would expire in 2044, absent any available additional term for patent term extension or patent term adjustment.

In addition to the patent families related to its OPERA platform technology described above, Korro Bio’s patent portfolio that relates to its PD program includes one patent family. This patent family is directed to specific oligonucleotides that target LRRK2 for editing to treat PD, and includes pending applications in Europe, and the United States. Patents issuing from applications in this family will expire in 2041, absent any available additional term for patent term extension or patent term adjustment.

In addition to the patent families related to its OPERA platform technology described above, Korro Bio’s patent portfolio that relates to its sAH program includes two patent families. This patent family is directed to specific oligonucleotides that are capable of editing a specific target associated with sAH, and consists of a pending PCT application. Patents issuing from this family of patent applications will expire in 2042, absent any available additional term for patent term extension or patent term adjustment. The second patent family has been filed as a provisional patent application, and is directed to specific oligonucleotides that are capable of editing a specific target associated with sAH. If this application is re-filed as an PCT or non-provisional application, and issued, patents in this family will expire in 2043, absent any available additional term for patent term extension or patent term adjustment.

In addition to the patent families related to its OPERA platform technology described above, Korro Bio’s patent portfolio that relates to its ALS includes one patent family, directed to oligonucleotides that edit TDP-43. This patent family consists of two provisional patent applications, and if re-filed as PCT or non-provisional applications, and issued, patents in this family would expire in 2044, absent any available additional term for patent term extension or patent term adjustment.

In addition to the patent families described above, Korro Bio also has other patent families directed to additional target-specific editing strategies, oligonucleotide compositions and their methods of use, related delivery technologies, and other inventions related to early-stage research and development efforts not reflected in Korro Bio’s pipeline. Patents issued from or issuing from applications in these families will expire between 2041 and 2044, absent any available additional term for patent term extension or patent term adjustment, and includes Canadian Patent No. 3,162,416, which will expire in 2042.

Patent Term

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which Korro Bio files, including the United States, the base term is 20 years from the filing date of the earliest-filed non-provisional patent application from which the patent claims priority. The term of a U.S. patent can be lengthened by patent term adjustment, which compensates the owner of the patent for administrative delays at the USPTO. In some cases, the term of a U.S. patent is shortened by terminal disclaimer that reduces its term to that of an earlier-expiring patent. The term of a U.S. patent may be eligible for patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act, to account for at least some of the time the drug is under development and regulatory review after the patent is granted. With regard to a drug for which FDA approval is the first permitted marketing of the active ingredient, the Hatch-Waxman Act allows for extension of the term of one U.S. patent that includes comply with applicable FDA or other requirements at any time with respect to product development, clinical testing, approval or any other regulatory requirements relating to product manufacture, processing, handling, storage, quality control, safety, marketing, advertising, promotion, packaging, labeling, export, import, distribution, or sale, Korro Bio may become subject to administrative or judicial sanctions or other legal consequences. These sanctions or consequences could include, among other things, the FDA’s refusal to approve pending applications, issuance of clinical holds for ongoing studies, suspension or revocation of approved at least one claim covering the composition of matter of such an FDA-approved drug, an FDA-approved method of treatment using the drug and/or a method of manufacturing the FDA-approved drug. The extended patent term cannot exceed the shorter of five years beyond the non-extended expiration of the patent or 14 years from the date of the FDA approval of the drug, and a patent cannot be extended more than once or for more than a single product. During the period of extension, if granted, the scope of exclusivity is limited to the approved product for approved uses. Some foreign jurisdictions, including Europe and Japan, have analogous patent term extension provisions, which allow for extension of the term of a patent that covers a drug approved by the applicable foreign regulatory agency.

In the future, if and when Korro Bio’s product candidates receive FDA approval, Korro Bio expects to apply, if appropriate, for patent term extension on patents directed to those product candidates, their methods of use and/or methods of manufacture. However, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with Korro Bio’s assessment of whether such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to Korro Bio’s intellectual property, see ”Risk Factors—Risks Related to Korro Bio’s Business—Risks Related to Intellectual Property.”

Trade Secrets

In addition to patents, Korro Bio relies on trade secrets and know-how to develop and maintain its competitive position. Korro Bio typically relies on trade secrets to protect aspects of its business that are not amenable to, or that Korro Bio does not consider appropriate for, patent protection. Korro Bio protects trade secrets and know-how by establishing confidentiality agreements and invention assignment agreements with its employees, consultants, scientific advisors, contractors and collaborators. These agreements provide that all confidential information developed or made known during the course of an individual or entities’ relationship with Korro Bio must be kept confidential during and after the relationship. These agreements also provide that all inventions resulting from work performed for Korro Bio or relating to Korro Bio’s business and conceived or completed during the period of employment or assignment, as applicable, shall be Korro Bio’s exclusive property. In addition, Korro Bio takes other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of its proprietary information by third parties.

Although Korro Bio takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Korro Bio’s trade secrets or disclose Korro Bio’s technology. Thus, Korro Bio may not be able to meaningfully protect its trade secrets. For more information regarding the risks related to Korro Bio’s intellectual property, see ”Risk Factors—Risks Related to Korro Bio’s Business—Risks Related to Intellectual Property.”

Governmental Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, clinical trial, testing, manufacture, quality control, import, export, safety, efficacy, labeling, packaging, storage, distribution, recordkeeping, approval, distribution, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs. Korro Bio, along with its vendors, CROs, clinical investigators and CMOs will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which Korro Bio wishes to conduct studies or seek approval of its product candidates. The process of obtaining regulatory approvals of drugs and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

Overview of U.S. Drugs Development Process

In the United States, the FDA regulates drug products under the FD&C Act and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. If Korro Bio fails to applications, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.

Korro Bio’s product candidates must be approved for therapeutic indications by the FDA before they may be marketed in the United States. For drug product candidates regulated under the FD&C Act, FDA must approve a NDA. The process generally involves the following:

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completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements and applicable requirements for the humane use of laboratory animals or other applicable regulations;

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completion of the manufacture, under cGMP conditions, of the drug substance and drug product that the sponsor intends to use in human clinical trials along with required analytical and stability testing;

•	submission to the FDA of an Investigational New Drug application, or IND, which must become effective before clinical trials may begin;

•	payment of user fees for FDA review of the NDA;

•	approval by an IRB or independent ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled clinical trials in accordance with applicable IND regulations, GCP requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

•	preparation and submission to the FDA of an NDA;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

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satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug product’s identity, strength, quality and purity;

•	satisfactory completion of potential FDA audit of the preclinical study clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA, including, where applicable, consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States.

Preclinical Studies and Clinical Trials for Drugs

Before testing any drug in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of product chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulation and requirements, including GLP requirements for safety/toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data, must be submitted to the FDA as part of an IND.

An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before clinical trials may begin. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials. The IND also includes the results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. Some long-term preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and imposes a full or partial clinical hold. FDA must notify the sponsor of the grounds for the hold and any identified deficiencies must be resolved before the clinical trial can begin. Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND. A clinical hold can also be imposed once a trial has already begun, thereby halting the trial until the deficiencies articulated by FDA are corrected.

The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, who generally are physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable compared to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about clinical trials, including results for clinical trials other than Phase 1 investigations, must be submitted within specific timeframes for publication on www.ClinicalTrials.gov, a clinical trials database maintained by the National Institutes of Health.

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a clinical trial may move forward at designated check points based on access that only the group maintains to available data from the trial and may recommend halting the clinical trial if it determines that the participants or patients are being exposed to an unacceptable health risk or other grounds, such as no demonstration of efficacy. Other reasons for suspension or termination may be made by Korro Bio based on evolving business objectives and/or competitive climate.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, FDA will nevertheless accept the results of the study in support of an NDA if the study was well-designed and well-conducted in accordance with GCP requirements, including that the clinical trial was performed by a qualified investigator(s); the data are applicable to the U.S. population and U.S. medical practice; and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials to evaluate therapeutic indications to support NDAs for marketing approval are typically conducted in three sequential phases, which may overlap.

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Phase 1 – Phase 1 clinical trials involve initial introduction of the investigational product in a limited population of healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, excretion the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

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Phase 2 – Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the drug’s potential efficacy, to determine the optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.

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Phase 3 – Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and physician labeling. Generally, two adequate and well-controlled Phase 3 trials are required by the FDA for approval of an NDA.

Post-approval trials, sometimes referred to as Phase 4 clinical trials or post-marketing studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of NDA approval.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human volunteers and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information. During the development of a new drug product, sponsors have the opportunity to meet with the FDA at certain points, including prior to submission of an IND, at the end of Phase 2 and before submission of an NDA. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Process for Drugs

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. An NDA is a request for approval to market a new drug for one or more specified indications and must contain proof of the drug’s safety and efficacy for the requested indications. The marketing application is required to include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug, to the satisfaction of the FDA. FDA must approve an NDA before a drug may be marketed in the United States.

The FDA reviews all submitted NDAs to ensure they are sufficiently complete to permit substantive review before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NDA. The FDA reviews an NDA to determine, among other things, whether the product is safe and effective for the indications sought and whether the facility in which it is manufactured, processed, packaged or held meets standards, including cGMP requirements, designed to assure and preserve the product’s continued identity, strength, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA and respond to the applicant, and six months from the filing date of a new molecular entity NDA for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Further, under PDUFA, as amended, each NDA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA also may require submission of a REMS if it believes that a REMS is necessary to ensure that the benefits of the drug outweigh its risks. A REMS can include use of risk evaluation and mitigation strategies like medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, special monitoring or other risk-minimization tools.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may require additional clinical or preclinical testing or recommend other actions, such as requests for additional information or clarification, that the applicant might take in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population of 200,000 or more individuals in the United States when there is no reasonable expectation that the cost of developing and making the product available in the United States for the disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan products are eligible for certain incentives, including tax credits for qualified clinical testing and user-fee waivers.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity during which the FDA may not approve any other applications to market the same therapeutic agent for the same indication, except in limited circumstances, such as a subsequent product’s showing of clinical superiority over the product with orphan exclusivity or where the original applicant cannot produce sufficient quantities of product. Competitors, however, may receive approval of different therapeutic agents for the indication for which the orphan product has exclusivity or obtain approval for the same therapeutic agent for a different indication than that for which the orphan product has exclusivity. Orphan product exclusivity could block the approval of one of Korro Bio’s products for seven years if a competitor obtains approval for the same therapeutic agent for the same indication before Korro Bio does, unless Korro Bio is able to demonstrate that Korro Bio’s product is clinically superior. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Further, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

The FDA may further reevaluate its regulations and policies under the Orphan Drug Act. It is unclear as to how, if at all, the FDA may change the orphan drug regulations and policies in the future.

Expedited Development and Review Programs for Drugs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs to get them to patients more quickly than standard FDA review timelines typically permit.

A new drug is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast track designation applies to the combination of the product candidate and the specific indication for which it is being studied. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed. Rolling review means that the FDA may review portions of the marketing application before the sponsor submits the complete application.

In addition, a new drug may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug, alone or in combination with one or more other drugs, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient product development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including Priority Review designation and Accelerated Approval. A product is eligible for Priority Review, once an NDA is submitted, if the product that is the subject of the marketing application has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. Under priority review, the FDA’s goal date to take action on the marketing application is six months compared to ten months for a standard review.

Products are eligible for Accelerated Approval if they can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Accelerated Approval is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, adequate and well-controlled additional post-approval confirmatory studies to verify and describe the product’s clinical benefit, and under the Food and Drug Omnibus Reform Act of 2022, or FDORA, the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Further, under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a product or an indication approved under Accelerated Approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, for products being considered for Accelerated Approval, the FDA generally requires, unless otherwise informed by the agency, that all advertising and promotional materials intended for dissemination or publication within 120 days of marketing approval be submitted to the agency for review during the pre-approval review period. After the 120-day period has passed, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval, though they may expedite the development or review process.

U.S. Post-Approval Requirements for Drugs

Drugs manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities.

Although physicians may prescribe approved products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, including not only by company employees but also by agents of the company or those speaking on the company’s behalf, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Promotional materials for approved drugs must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. In addition, manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs and those supplying products, ingredients and components of them, are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements on sponsors and their CMOs. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon Korro Bio and any third-party manufacturers that a sponsor may use. Additionally, manufacturers and other parties involved in the drug supply chain for prescription drugs must also comply with product tracking and tracing requirements and for notifying FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Failure to comply with statutory and regulatory requirements may subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual program user fee for any marketed product.

The FDA may withdraw approval of a product if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; and

•	mandated modification of promotional materials and labeling and issuance of corrective information.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of Korro Bio’s future product candidates, some of Korro Bio’s United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Korro Bio may apply for restoration of patent term for its currently owned or licensed patents to add patent life beyond a patent’s current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Marketing exclusivity provisions under the FDCA also can delay the submission or the approval of certain drug product applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an Abbreviated New Drug Application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Privacy and Cybersecurity

Korro Bio’s operations entail the collection, use, disclosure, transfer, and processing of sensitive and personal information. These operations are subject to multiple jurisdictions’ privacy and data security laws and regulations, including those within the U.S., the EEA, and the UK. Korro Bio’s operations extend to commercial partnerships and third-party processors, each of which may be governed by their distinct privacy regulations and data security laws. These laws are constantly evolving and subject to varying interpretations, requiring Korro Bio to periodically update its policies and measures to maintain compliance.

The GDPR in the EU and the UK, which have been incorporated into their respective laws, impose stringent requirements on the processing of health and other sensitive data. These requirements encompass: (i) providing information to individuals regarding data processing activities; (ii) obtaining consent from individuals to whom the data processing relates; (iii) responding to data subject requests; (iv) imposing requirements to notify the competent national data protection authorities and data subjects of personal data breaches; (v) implementing safeguards in connection with the security and confidentiality of the personal data; (vi) accountability requirements; and (vii) taking certain measures when engaging third-party processors. The GDPR is also the regulation that informs Korro Bio’s obligations with respect to any clinical trials conducted in the EEA or UK. The GDPR’s definition of personal data includes coded data, and it requires changes to informed consent practices and detailed notices for clinical trial subjects and investigators. Failure to comply with the GDPR can result in significant practical, legal, and financial repercussions, including the destruction of improperly gathered or used personal data, substantial fines of up to €20 million (£17.5 million) or 4% of the company’s global annual turnover, mandatory audits, orders to cease or modify data use, and a private right of action enabling data subjects to seek damages. In addition, the GDPR provides that EU member states or the UK may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric, or health data.

Further, the UK has recently introduced a new Data Protection & Digital Information (No. 2) Bill. This development could reshape the UK’s data protection landscape, distancing it from the EU’s data protection regime. This lack of clarity on future UK laws and regulations and their interaction with those of the EU could add legal risk, uncertainty, complexity, and cost; and any resulting divergence in laws could increase Korro Bio’s risk profile and necessitate further compliance measures.

To enable the transfer of personal data outside of the EU or the UK, adequate safeguards must be implemented in compliance with the GDPR. On June 4, 2021, the European Commission issued new forms of standard contractual clauses, or SCCs, for data transfers from controllers or processors in the EU (or otherwise subject to the GDPR) to controllers or processors established outside the EU (and not subject to the GDPR). As of December 27, 2022 the new SCCs replace the SCCs that were adopted previously under the EU Data Protection Directive. The UK is not subject to the European Commission’s new SCCs, and instead it has published the UK International Data Transfer Agreement, or IDTA, and the International Data Transfer Addendum to the new SCCs, or the Addendum, which enable transfers from the UK. For new transfers, the IDTA (or SCCs and Addendum) must be in place, and such measures must be in place for all existing transfers from the UK from March 21, 2024. Companies relying on SCCs or the IDTA to govern transfers of personal data to third countries will also need to assess whether the data importer can ensure sufficient guarantees for safeguarding the personal data under GDPR, including an analysis of the laws in the recipient’s country. When conducting restricted data transfers under the EU and UK GDPR, Korro Bio will need to implement these new safeguards, and doing so will require significant effort and cost.

Failure to implement valid mechanisms for personal data transfers from Europe may result in increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from Europe. Inability to export personal data may also: (i) restrict Korro Bio’s activities outside Europe; (ii) limit the ability to collaborate with partners as well as other service providers, contractors and other companies outside of Europe; and/or (iii) require Korro Bio to increase its processing capabilities within Europe at significant expense or otherwise cause it to change the geographical location or segregation of its relevant systems and operations – any or all of which could adversely affect its operations or financial results.

In the U.S., privacy and security of personal information are regulated by various federal and state laws, such as health information privacy laws, security breach notification laws, and consumer protection laws.

Compliance with these multifaceted privacy and data security laws can be time-consuming, and failure to comply with any of these regulations could lead to significant fines and penalties (potentially including criminal prosecution), adversely affecting Korro Bio’s reputation, business, financial condition, and operational results. Changes in statutes, regulations, or interpretations of existing regulations could impose additional requirements on Korro Bio’s operations, such as modifications to data processing arrangements, changes to privacy policies, recall or discontinuation of certain data processing methods, or additional recordkeeping requirements. These changes could adversely affect the operation of Korro Bio’s business.

There is a further risk that Korro Bio may not be able to adequately protect its information systems from cyberattacks. Such breaches could result in the disclosure of confidential, protected, or personal information, damage its reputation, and expose it to significant financial and legal exposure, including potential civil fines and penalties, litigation, and regulatory investigations or enforcement actions under laws such as HIPAA, the GDPR, and the CCPA.

In addition to the risks outlined above, the legal or regulatory actions may also divert Korro Bio’s management from their primary operations. Prohibitions, restrictions, or allegations of violations of these laws could materially and adversely affect Korro Bio’s business. Hence, ensuring consistent compliance with privacy and data security laws and regulations remains a critical operational imperative for Korro Bio.

Other Regulatory Matters

Manufacturing, labeling, packaging, distribution, sales, promotion and other activities of product candidates following product approval, where applicable, or commercialization are also potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to which Korro Bio may be subject. Additionally, the activities associated with the commercialization of product candidates are subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, which may include the CMS, other divisions of the U.S. Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

The distribution of pharmaceutical drugs is subject to additional requirements and regulations, including extensive recordkeeping, licensing, storage and security requirements intended to prevent the unauthorized sale of such pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements may subject firms to legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, relabeling or repackaging, or refusal to allow a firm to enter into supply contracts, including government contracts. Any claim or action against Korro Bio for violation of these laws, even if Korro Bio successfully defends against it, could cause Korro Bio to incur significant legal expenses and divert its management’s attention from the operation of its business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by Korro Bio could materially affect Korro Bio’s business in an adverse way.

Changes in statutes, regulations, or the interpretation of existing regulations could impact Korro Bio’s business in the future by requiring, for example: (i) changes to Korro Bio’s manufacturing arrangements; (ii) additions or modifications to product labeling or packaging; (iii) the recall or discontinuation of Korro Bio’s products; or (iv) additional recordkeeping requirements. If any such changes were to be imposed, they could adversely affect the operation of Korro Bio’s business.

Regulation Outside of the United States

In addition to regulations in the United States, Korro Bio is subject to a variety of regulations in other jurisdictions governing clinical studies, commercial sales, and distribution of Korro Bio’s products. Most countries outside of the United States require that clinical trial applications be submitted to and approved by the local regulatory authority for each clinical study. In the EU, for example, an application must be submitted to the national competent authority and an independent ethics committee in each country in which Korro Bio intends to conduct clinical trials, much like the FDA and IRB, respectively. Under the new CTR (EU) No 536/2014, which replaced the Clinical Trials Directive 2001/20/EC on January 31, 2022, a single application is now made through the Clinical Trials Information System, or CTIS, for clinical trial authorization in up to 30 EU/EEA countries at the same time and with a single set of documentation.

The assessment of applications for clinical trials is divided into two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted, or Member States concerned of a draft report prepared by a Reference Member State. Part II is assessed separately by each Member State concerned. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the Member State concerned, however overall related timelines are defined by the CTR. The new CTR also provides for simplified reporting procedures for clinical trial sponsors.

In addition, whether or not Korro obtains FDA approval for a product, Korro Bio must obtain approval of a product by the comparable regulatory authorities of countries outside the United States before it can commence marketing of the product in those countries. The approval process and requirements vary from country to country, so the number and type of nonclinical, clinical, and manufacturing studies needed may differ, and the time may be longer or shorter than that required for FDA approval.

To obtain regulatory approval of Korro Bio’s medicinal products under the EU’s regulatory system, Korro Bio is required to submit a marketing authorization application, or MAA, to be assessed in the centralized procedure. The centralized procedure allows applicants to obtain a marketing authorization, or MA, that is valid throughout the EU, and the additional Member States of the European Economic Area (Iceland, Liechtenstein and Norway) (EEA). It is compulsory for medicinal products manufactured using biotechnological processes, orphan medicinal products, advanced therapy medicinal products (gene-therapy, somatic cell-EU and which is intended for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, auto-immune and other immune dysfunctions, viral diseases or diabetes. The centralized procedure is optional for any other products containing new active substances not authorized in the EU or for products which constitute a significant therapeutic, scientific, or technical innovation or for which a centralized authorization is in the interests of patients at EU level. When a company wishes to place on the market a medicinal product that is eligible for the centralized procedure, it sends an application directly to the European Medicines Agency, or EMA, to be assessed by the Committee for Medicinal Products for Human Use, or CHMP. The CHMP is responsible for conducting the assessment of whether a medicine meets the required quality, safety, and efficacy requirements, and whether the product has a positive risk/benefit profile. Once the CHMP has completed its assessment, the CHMP will give a favorable or unfavorable opinion as to whether to grant the authorization. The time limit for the evaluation procedure is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). The EMA then has fifteen days to forward its opinion to the European Commission, which will make a binding decision on the grant of an MA within 67 days of the receipt of the CHMP opinion.

The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as an orphan medicinal product if it is intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition that affects no more than five in 10,000 persons in the EU when the application is made. In addition, orphan designation can be granted if the product is intended for a life threatening, seriously debilitating, or serious and chronic condition in the EU and when, without incentives, it is unlikely that sales of the product in the EU would be sufficient to justify the necessary investment in its development. Orphan designation is only available if there is no other satisfactory method approved in the EU of diagnosing, preventing, or treating the applicable orphan condition, or if such a method exists, the proposed orphan medicinal product will be of significant benefit to patients affected by such condition, as defined in Regulation (EC) 847/2000.

Orphan designation provides opportunities for fee reductions, protocol assistance, and access to the centralized procedure. In addition, if a product which has an orphan designation subsequently receives a centralized MA for the indication for which it has such designation, the product is entitled to orphan market exclusivity, which means the EMA may not approve any other application to market a similar medicinal product for the same indication for a period of ten years. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The exclusivity period may be reduced to six years if, at the end of the fifth year, it is shown that the designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, an MA may be granted to a similar medicinal product for the same indication at any time if:

•	the second applicant can establish that its product, although similar to the authorized product, is safer, more effective or otherwise clinically superior;

•	the MA holder of the authorized product consents to a second orphan medicinal product application; or

•	the MA holder of the authorized product cannot supply enough orphan medicinal product.

A pediatric investigation plan, or PIP, in the EU is aimed at ensuring that the necessary data are obtained to support the authorization of a medicine for children, through studies in children. All applications for MAs for new medicines have to include the results of studies as described in an agreed PIP, unless the medicine is exempt because of a deferral or waiver. This requirement also applies when an MA holder wants to add a new indication, pharmaceutical form, or route of administration for a medicine that is already authorized and covered by intellectual property rights. Several rewards and incentives for the development of pediatric medicines for children are available in the EU. Medicines authorized across the EU with the results of studies from a PIP included in the product information are eligible for an extension of their supplementary protection certificate, or SPC, by six months (provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to two years before the SPC expires). This is the case even when the studies’ results are negative. For orphan medicinal products, the incentive is an additional two years of market exclusivity. Scientific advice and protocol assistance at the EMA are free of charge for questions relating to the development of pediatric medicines.

In March 2016, the EMA launched an initiative, the Priority Medicines scheme, or the PRIME scheme, to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIME scheme is intended to encourage development of products in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies on the basis of compelling non-clinical data and tolerability data from initial clinical trials. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted. Importantly, once a candidate medicine has been selected for the PRIME scheme, a dedicated contact and rapporteur from the CHMP or from the Committee for Advanced Therapies, or CAT, are appointed early in the PRIME scheme facilitating increased understanding of the product at EMA’s committee level. An initial meeting with the CHMP/CAT rapporteur initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies. PRIME eligibility does not change the standards for product approval, and there is no assurance that any such designation or eligibility will result in expedited review or approval.

The aforementioned EU rules are generally applicable in the EEA.

The United Kingdom left the EU on January 31, 2020, and the United Kingdom and the generally applicable in the EEA.

The United Kingdom left the have concluded a trade and cooperation agreement, or TCA, which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021.

The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual recognition of United Kingdom and EU pharmaceutical regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended). Except in respect of the new EU Clinical Trials Regulation, the regulatory regime in Great Britain therefore largely aligns with current EU medicines regulations, however it is possible that these regimes will diverge more significantly in future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of United Kingdom and EU pharmaceutical legislation. However, notwithstanding that there is no wholesale recognition of EU pharmaceutical legislation under the TCA, under a new framework which will be put in place by the Medicines and Healthcare products Regulatory Agency, or MHRA, the United Kingdom’s medicines regulator, from January 1, 2024, the MHRA will take into account decisions on the approval of MAs from the EMA (and certain other regulators) when considering an application for a Great Britain MA.

On February 27, 2023, the United Kingdom government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework”. This new framework fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the United Kingdom. In particular, the MHRA will be responsible for approving all medicinal products destined for the United Kingdom market (i.e., Great Britain and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. A single United Kingdom-wide MA will be granted by the MHRA for all medicinal products to be sold in the United Kingdom, enabling products to be sold in a single pack and under a single authorization throughout the United Kingdom. On June 9, 2023, the MHRA announced that the medicines aspects of the Windsor Framework will apply from 1 January 2025.

There is now no pre-MA orphan designation in Great Britain. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding MAA. The criteria are essentially the same, but have been tailored for the Great Britain market, i.e., the prevalence of the condition in Great Britain (rather than the EU) must not be more than five in 10,000. Should an orphan designation be granted, the period or market exclusivity will be set from the date of first approval of the product in Great Britain or the EU, wherever is earliest.

Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.

Patients Rely on Insurance Coverage by Third-Party Payors (third-party payors include Medicare and Medicaid (government payors) and commercial insurance companies such as Blue Cross Blue Shield, Humana, Cigna, etc.) to Pay for Products

In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Korro Bio’s ability to successfully commercialize its product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations.

Additionally, the process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which products they will pay for and establish reimbursement levels. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication. As a result, the coverage determination process is often a time-consuming and costly process that will require Korro Bio to provide scientific and clinical support for the use of Korro Bio’s products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Korro Bio to establish or maintain pricing sufficient to realize a sufficient return on Korro Bio’s investment.

No Uniform Policy Exists for Coverage and Reimbursement in the U.S.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by the CMS, an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree.

Further, during to the COVID-19 pandemic, millions of individuals lost employer-based insurance coverage. It is unclear what effect, if any, the American Rescue Plan will have on the number of covered individuals, which may adversely affect Korro Bio’s ability to commercialize its products.

Other Healthcare Laws

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business that may constrain the financial arrangements and relationships through which Korro Bio researches, as well as sells, markets and distributes any products for which Korro Bio obtains marketing authorization. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. If Korro Bio’s operations are found to be in violation of any of such laws or any other governmental regulations that apply, Korro Bio may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and responsible individuals may be subject to imprisonment.

Affordable Care Act and Legislative Reform Measures

Payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs and those methods are not always specifically adapted for new technologies such as gene therapy and therapies addressing rare diseases such as those Korro Bio is developing. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact Korro Bio’s ability to sell its products profitably. In particular, in 2010, the ACA was enacted, which, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been numerous judicial, administrative, and executive, challenges to certain aspects of the ACA. In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the American Rescue Plan Act of 2021 eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Further, the Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which remain in effect through 2031. Medicare payments to providers will be further reduced starting in 2025 absent further legislation. The U.S. American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

The Inflation Reduction Act of 2022, or IRA, includes several provisions that may impact Korro Bio’s business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $2,000 starting in 2025; impose new manufacturer financial liability on certain drugs under Medicare Part D; allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs without generic competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. If a product receives multiple orphan designations or has multiple approved indications, it may not qualify for the orphan drug exemption. Further, judicial challenges to the IRA may have an impact on the implementation of the IRA’s provisions; and the overall effects of the IRA on Korro Bio’s business and the healthcare industry in general is not yet known.

These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices Korro Bio may obtain for any product candidates for which Korro Bio may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Other U.S. Environmental, Health and Safety Laws and Regulations

Korro Bio may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, Korro Bio’s operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if Korro Bio contracts with third parties for the disposal of these materials and waste products, Korro Bio cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of Korro Bio’s hazardous materials, Korro Bio could be held liable for any resulting damages, and any liability could exceed Korro Bio’s resources. Korro Bio also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Korro Bio maintains workers’ compensation insurance to cover costs and expenses Korro Bio may incur due to injuries to its employees as well as insurance for environmental liability, but this insurance may not provide adequate coverage against potential liabilities. However, Korro Bio does not maintain insurance for toxic tort claims that may be asserted against Korro Bio.

In addition, Korro Bio may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair Korro Bio’s research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Employees and Human Capital Resources

As of August 31, 2023, Korro Bio had 88 full-time employees, including 32 who hold Ph.D. degrees, and one part-time employee; 66 employees are engaged in research and development and 23 employees are engaged in management or general and administrative activities. None of Korro Bio’s employees are subject to a collective bargaining agreement or represented by a trade or labor union. Korro Bio considers its relationship with its employees to be good.

Korro Bio’s human capital objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating its existing and additional employees. The principal purposes of Korro Bio’s equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Facilities

Korro Bio’s principal office is located at One Kendall Square, Building 600-700, Suite 6-401, Cambridge, MA 02139, where Korro Bio leases approximately 22,500 square feet of office space. The lease term began in August 2020 and will end in December 2023. Korro Bio also leases 18,148 square feet of laboratory and office space at 42 & 45 Cummings Park in Woburn, Massachusetts. Korro Bio has plans to relocate its headquarters and occupy 50,453 square feet of laboratory and office space at 60 First Street in Cambridge, Massachusetts upon completion of the buildout of the space in 2024. Korro Bio believes that these facilities will be adequate for its near-term needs. If required, Korro Bio believes that suitable additional or substitute space will be available in the future on commercially reasonable terms to accommodate any such expansion of its operations.

Legal Proceedings

From time to time, Korro Bio may be involved in various other claims and legal proceedings relating to claims arising out of Korro Bio’s operations. Korro Bio is not currently a party to any material legal proceedings.

FREQUENCY MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Frequency’s financial condition and results of operations together with the section titled “Unaudited Pro Forma Combined Financial Data” and Frequency’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion and other parts of this proxy statement/prospectus contain forward-looking statements that involve risks and uncertainties, such as its plans, objectives, expectations, intentions, and beliefs. Frequency’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors—Risks Related to Frequency’s Business” included elsewhere in this proxy statement/prospectus.

Overview

Frequency’s business has focused on developing therapeutics that activate a person’s innate regenerative potential through its proprietary progenitor cell activation, or PCA, approach. Frequency first applied its PCA approach for the restoration of the cochlea, with a focus on treating sensorineural hearing loss, or SNHL. Beginning in 2019, Frequency ran five clinical studies of FX-322 aimed at understanding safety as well as severities and etiologies that FX-322 might treat and the appropriate dose regime. In 2021, Frequency commenced its sixth study, or the FX-322-208 study, and introduced a second hearing program, FX 345, which Frequency believed might expand the opportunity to treat different types of SNHL. In February 2023, Frequency announced that the FX-322-208 study failed to achieve its primary endpoint of an improvement in speech perception. Frequency decided to discontinue the FX-322 development program and, given the similarities between the mechanisms of FX-322 and FX 345, decided to discontinue the FX-345 development program as well. Following this decision, Frequency decided to focus its efforts on developing a product candidate designed to activate oligodendrocyte precursor cells with the goal of inducing remyelination and functional recovery for individuals living with multiple sclerosis, or the MS Program, and to explore strategic alternatives for the MS Program, including the sale of the MS Program. On July 14, 2023, Frequency and Korro Bio entered into the Merger Agreement.

On April 8, 2022, Frequency announced a reduction in force of approximately 30% of its workforce to better align the workforce with the near-term needs of the business and focus more of Frequency’s capital resources on research and development programs for hearing and remyelination in MS. On February 13, 2023, in connection with the discontinuation of the hearing program, Frequency announced a restructuring of its business including a downsizing of personnel by approximately 55%. On May 31, 2023, Frequency announced a reduction in force of approximately 55% of its workforce to better align its workforce with the needs of its business.

Since formation in 2014, Frequency has devoted substantially all its resources to developing its PCA approach, conducting research and development activities, including product candidate development, recruiting skilled personnel, establishing its intellectual property portfolio, and providing general and administrative support for these operations. Frequency has financed its operations primarily through private and public securities financings, a term loan, and amounts received under a collaboration agreement.

Since inception, Frequency has incurred significant operating losses and has not generated any revenue from the sale of products. Frequency’s net losses were $10.8 million, $30.3 million and $81.6 million for the three and six months ended June 30, 2023 and year ended December 31, 2022, respectively. As of June 30, 2023, Frequency had an accumulated deficit of $292.0 million.

Frequency’s operating expenses discussed in this section reflect its development programs around FX-322, FX-345, the MS Program and contemplated future programs, as well as its operations as a public company. Following the Merger, the business of Korro Bio will be the business of the combined company, and Frequency does not expect any further development of its product candidates or programs.

License and collaboration agreements

Astellas Pharma Inc.

In July 2019, Frequency entered into a license and collaboration agreement, or the Astellas Agreement with Astellas Pharma, Inc., or Astellas, under which Frequency granted Astellas an exclusive, royalty-bearing, sub-licensable, nontransferable license to certain patent rights to research, develop, manufacture, have manufactured, use, seek, and secure regulatory approval for, commercialize, offer for sale, sell, have sold and import, and otherwise exploit licensed products containing both a GSK-3 inhibitor and an HDAC inhibitor, including Frequency’s product candidate FX-322, outside of the United States. On April 14, 2023, the Astellas Agreement was terminated. Frequency is not subject to any payments or costs as a result of this termination.

Massachusetts Institute of Technology

In December 2016, Frequency entered into an Exclusive Patent License Agreement, or the MIT License, with the Massachusetts Institute of Technology, or MIT, under which Frequency received an exclusive, worldwide, royalty-bearing license to certain patent rights to develop, make, have made, use, sell, offer to sell, lease, and import products and to develop and perform processes that incorporate the licensed technology for the treatment of disease, including but not limited to the prevention and remediation of hearing loss. Frequency was required to pay certain annual license maintenance fees ranging from $30 thousand to $0.1 million to MIT under the MIT License. On April 6, 2023, Frequency sent MIT a notice stating that Frequency would be terminating the MIT License Agreement in 3-months’ time. The termination became final on July 6, 2023. Frequency is not subject to any payments or costs as a result of this termination.

Massachusetts Eye and Ear (Formerly Massachusetts Eye and Ear Infirmary)

In February 2019, Frequency entered into an Non-Exclusive Patent License Agreement, or the MEE License, with the Massachusetts Eye and Ear, or MEE, under which Frequency received a non-exclusive, non-sub-licensable, worldwide, royalty-bearing license to certain patent rights to develop, make, have made, use, sell, offer to sell, lease, and import products, and to develop and perform processes that incorporate the licensed technology for the treatment or prevention of hearing loss. Frequency was obligated to pay certain annual license maintenance fees between $5 thousand and $7.5 thousand per each MEE patent family case number included in the licensed MEE patent rights under the MEE License. On April 4, 2023, the MEE License was terminated. Frequency is not subject to any payments or costs as a result of this termination.

The Scripps Research Institute (California Institute for Biomedical Research)

In September 2018, Frequency entered into a license agreement, or the CALIBR License, with the California Institute for Biomedical Research, or CALIBR, a division of Scripps, under which Frequency received an exclusive, worldwide, royalty-bearing license to certain patent rights to make, have made, use, sell, offer to sell, and import products that incorporate licensed technology for the treatment of MS. On April 28, 2023, the CALIBR License was terminated. Frequency is not subject to any payments or costs as a result of this termination.

Components of Frequency’s results of operations

Research and development expenses

Research and development expenses presented in this section consist primarily of costs related to activities largely focused on hearing restoration and MS. These expenses include the following:

•	salaries, benefits and other related costs, including stock-based compensation expense, for personnel engaged in research and development functions;

•

expenses incurred under agreements with third parties, including contract research organizations, or CROs, and other third parties that conduct preclinical research and development activities and clinical trials on Frequency’s behalf;

•	costs to manufacture Frequency’s clinical trial material for use in Frequency’s preclinical studies and clinical trials;

•	costs of outside consultants, including their fees and related travel expenses;

•	costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;

•	option and license payments made to third parties, including MIT, CALIBR, and MEE for intellectual property used in research and development activities; and

•	facility-related expenses, which include direct depreciation costs and expenses for rent and maintenance of facilities and other operating costs if specifically, identifiable to research activities.

Frequency tracks external research and development costs, including the cost of services, outsourced research and development, clinical trials, contract manufacturing, laboratory equipment and maintenance, and certain other development costs, by product candidate when the costs are specifically identifiable to a product candidate. Internal and external costs associated with infrastructure resources, other research and development costs, facility-related costs, and depreciation and amortization that are not identifiable to a specific product candidate are included in the platform development, early-stage research, and unallocated expenses category.

In connection with the Merger, Frequency is focusing on pursuing strategic alternatives for its MS Program and expect research & development expenses incurred for the remainder of 2023 to relate to this initiative.

General and administrative expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in Frequency’s executive, finance, business development, and administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters; professional fees for accounting, auditing, tax and consulting services; investor and public relations costs; insurance costs; travel expenses; and facility-related expenses, which include direct depreciation costs and expenses for rent and maintenance of facilities, and other operating costs that are not specifically attributable to research and development activities.

Interest income

Interest income consists of interest earned on cash equivalents and marketable securities.

Interest expense

Interest expense consists of interest paid on Frequency’s term loan.

Other income, net

Other income, net consists of amortization expense and accretion income on investments as well as sublease income.

Income taxes

Frequency’s total provision is based on the United States statutory rate of 21%, increased by state taxes and reduced by a full valuation allowance on Frequency’s deferred tax assets. The income tax expense for the three and six months ended June 30, 2023 and 2022 represents state taxes on interest income earned by Frequency’s subsidiary, Frequency Therapeutics Securities Corporation, a Massachusetts Securities Corporation.

ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, Frequency has recorded a valuation allowance against its deferred tax assets at December 31, 2022 because Frequency has determined that it is more likely than not that it will not recognize the benefits of its federal and state deferred tax assets primarily due to Frequency’s cumulative loss position and, as a result, a valuation allowance has been established.

Since its inception in 2014, Frequency has generated cumulative federal and state net operating loss and research and development credit carryforwards for which Frequency has not recorded any net tax benefit due to uncertainty around utilizing these tax attributes within their respective carryforward periods.

Results of operations

Comparison of three months ended June 30, 2023 and 2022

The following table summarizes Frequency’s results of operations for the three months ended June 30, 2023 and 2022:

	Three Months Ended June 30,
	2023	2022	Increase (Decrease)
	(in thousands)
Operating expenses:
Research and development	$4,594	$13,273	$(8,679)
General and administrative	7,237	8,000	(763)
Total operating expenses	11,831	21,273	(9,442)
Loss from operations	(11,831)	(21,273)	9,442
Interest income	346	425	(79)
Interest expense	—	(208)	208
Other income (expense), net	694	(227)	921
Loss before income taxes	(10,791)	(21,283)	10,492
Income tax	(5)	(2)	(3)
Net loss	$(10,796)	$(21,285)	$10,489

Research and development expenses

	Three Months Ended June 30,
	2023	2022	Increase (Decrease)
	(in thousands)
Direct research and development expenses by therapeutic area and product candidate:
FX-322	$—	$2,959	$(2,959)
FX-345	—	1,453	(1,453)
Multiple Sclerosis	986	1,069	(83)
Platform development, early-stage research and unallocated expenses:
Employee-related costs	2,162	5,284	(3,122)
Laboratory supplies	18	55	(37)
Outsourced research and development	16	218	(202)
Facility-related costs	1,099	1,637	(538)
Depreciation and amortization	227	402	(175)
Other research and development costs	86	196	(110)
Platform development, early-stage research and unallocated expenses total	3,608	7,792	(4,184)
Total research and development expenses	$4,594	$13,273	$(8,679)

There were no costs incurred related to FX-322 for the three months ended June 30, 2023 as the program was discontinued in the first quarter of 2023 and all remaining expense was accelerated at that time. The $3.0 million of costs related to FX-322 incurred for the three months ended June 30, 2022 consisted primarily of $2.7 million of clinical costs associated with trials, including the Phase 2b clinical trial (FX-322-208), and $0.2 million of drug development and manufacturing costs.

There were no costs incurred related to FX-345 for the three months ended June 30, 2023 as the program was discontinued in the first quarter of 2023 and all remaining expense was accelerated at that time. The $1.5 million of costs related to FX-345 incurred for the three months ended June 30, 2022 consisted primarily of $1.2 million of drug development and manufacturing costs and $0.2 million of preclinical safety costs.

The $1.0 million of costs related to the MS development program incurred for the three months ended June 30, 2023 consisted primarily of $0.5 million of chemistry and compound characterization costs, $0.1 million of drug development and manufacturing costs, and $0.3 million of preclinical safety costs. Similarly, the $1.1 million of costs related to MS incurred for the three months ended June 30, 2022 consisted primarily of $0.8 million of chemistry and compound characterization costs and $0.1 million of preclinical safety costs.

The $3.6 million of platform development, early-stage research and unallocated expenses incurred for the three months ended June 30, 2023, consisted primarily of $2.2 million in employee-related costs, including $0.2 million of stock-based compensation expense, and $1.1 million in facility-related costs. The decrease in platform development, early-stage research and unallocated expenses of $4.2 million during the three months ended June 30, 2023, compared to the three months ended June 30, 2022, is primarily attributable to a decrease of $3.1 million in employee-related costs, including salary, bonus, and stock-based compensation costs, as a result of the reductions in force implemented in April 2022 and February 2023, as well as a $0.5 million decrease in facility-related costs due to a combination of reduced headcount and the initiation of cost sharing with Frequency’s sublessee in connection with Frequency’s sublease.

General and administrative expenses

The $7.2 million of general and administrative expenses for the three months ended June 30, 2023 consisted primarily of $3.5 million in employee-related costs, including $2.7 million of stock-based compensation, $1.3 million in facility-related costs, $2.2 million in professional services costs, and $0.3 million in depreciation expense. General and administrative expenses decreased by $0.8 million from the three months ended June 30, 2022 due primarily to a $1.5 million decrease in employee-related costs as a result of the reductions in force implemented in April 2022 and February 2023, partially offset by increases in professional services costs, primarily due to legal fees.

Interest income

Interest income was $0.3 million for the three months ended June 30, 2023 compared to interest income of $0.4 million for the three months ended June 30, 2022. This decrease is due to the changes in investment balances from the previous year.

Interest expense

There was no interest expense for the three months ended June 30, 2023 compared to interest expense of $0.2 million for the three months ended June 30, 2022. The decrease is due to the loan prepayment in April 2023.

Other income, net

Other income, net was $0.7 million for the three months ended June 30, 2023 as compared to other expense, net of $0.2 million for the three months ended June 30, 2022. This increase is due to the sublease income generated in the three months ended June 30, 2023.

Income tax

Income tax was $5 thousand for the three months ended June 30, 2023 as compared to income tax of $2 thousand for the three months ended June 30, 2022.

Comparison of six months ended June 30, 2023 and 2022

The following table summarizes Frequency’s results of operations for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023	2022	Increase (Decrease)
	(in thousands)
Operating expenses:
Research and development	$15,949	$27,054	$(11,105)
General and administrative	16,393	17,477	(1,084)
Total operating expenses	32,342	44,531	(12,189)
Loss from operations	(32,342)	(44,531)	12,189
Interest income	869	520	349
Interest expense	(284)	(386)	102
Other income (expense), net	1,447	(260)	1,707
Loss before income taxes	(30,310)	(44,657)	14,347
Income tax	(29)	(14)	(15)
Net loss	$(30,339)	$(44,671)	$14,332

Research and development expenses

	Six Months Ended June 30,
	2023	2022	Increase (Decrease)
	(in thousands)
Direct research and development expenses by therapeutic area and product candidate:
FX-322	$1,081	$5,661	$(4,580)
FX-345	647	2,482	(1,835)
Multiple Sclerosis	2,781	2,066	715
Platform development, early-stage research and unallocated expenses:
Employee-related costs	7,599	11,403	(3,804)
Laboratory supplies	72	174	(102)
Outsourced research and development	66	553	(487)
Facility-related costs	2,536	3,411	(875)
Depreciation and amortization	960	841	119
Other research and development costs	207	463	(256)
Platform development, early-stage research and unallocated expenses total	11,440	16,845	(5,405)
Total research and development expenses	$15,949	$27,054	$(11,105)

The $1.1 million of costs related to FX-322 incurred for the six months ended June 30, 2023 consisted of clinical costs associated with the Phase 2b clinical trial (FX-322-208) which concluded in the first quarter 2023. The $5.7 million of costs related to FX-322 incurred for the six months ended June 30, 2022 consisted primarily of $5.1 million of clinical costs associated with trials, including the Phase 2b clinical trial (FX-322-208), and $0.4 million of drug development and manufacturing costs.

The $0.6 million of costs related to FX-345 incurred for the six months ended June 30, 2023 consisted of clinical trial costs associated with the planned Phase 1b trial (FX-345-101), which was discontinued in the first quarter of 2023. The $2.5 million of costs related to FX-345 incurred for the six months ended June 30, 2022 consisted primarily of $2.0 million of drug development and manufacturing costs and $0.3 million of preclinical safety costs.

The $2.8 million of costs related to the MS development program incurred for the six months ended June 30, 2023 consisted primarily of $1.2 million of chemistry and compound characterization costs, $0.6 million of drug development and manufacturing costs, and $0.8 million of preclinical safety costs. The $2.1 million of costs related to MS incurred for the six months ended June 30, 2022 consisted primarily of $1.4 million of chemistry and compound characterization costs, $0.3 million of preclinical safety costs, and $0.1 million of drug development and manufacturing costs.

The $11.4 million of platform development, early-stage research and unallocated expenses incurred for the six months ended June 30, 2023, consisted primarily of $7.6 million in employee-related costs, including $1.0 million of stock-based compensation expense, and $2.5 million in facility-related costs. The decrease in platform development, early-stage research and unallocated expenses of $5.4 million during the six months ended June 30, 2023, compared to the six months ended June 30, 2022, is primarily attributable to a decrease of $3.8 million in employee-related costs, including salary, bonus, and stock-based compensation costs, as a result of the reductions in force implemented in April 2022 and February 2023, as well as a $0.9 million decrease in facility-related costs due to a combination of reduced headcount and the initiation of cost sharing with Frequency’ sublessee in connection with Frequency’s sublease.

General and administrative expenses

The $16.4 million of general and administrative expenses for the six months ended June 30, 2023 consisted primarily of $9.6 million in employee-related costs, including $5.3 million of stock-based compensation, $2.8 million in facility-related costs, $3.5 million in professional services costs, and $0.5 million in depreciation expense. General and administrative expenses decreased by $1.1 million from the six months ended June 30, 2022 due primarily to a $1.4 million decrease in employee-related costs as a result of the reductions in force implemented in April 2022 and February 2023, partially offset by increases in professional services costs, primarily due to legal fees.

Interest income

Interest income was $0.9 million for the six months ended June 30, 2023 compared to interest income of $0.5 million for the six months ended June 30, 2022. This increase is due to the changes in investment balances from the previous year.

Interest expense

Interest expense was $0.3 million for the six months ended June 30, 2023 compared to interest expense of $0.4 million for the six months ended June 30, 2022. The decrease is due to the loan prepayment in April 2023.

Other income, net

Other income, net was $1.4 million for the six months ended June 30, 2023 as compared to other expense, net of $0.3 million for the six months ended June 30, 2023. This increase is due to the sublease income generated in the six months ended June 30, 2022.

Income tax

Income tax was $29 thousand for the six months ended June 30, 2023 as compared to income tax of $14 thousand for the six months ended June 30, 2022.

Comparison of years ended December 31, 2022 and 2021

The following table summarizes Frequency’s results of operations for the years ended December 31, 2022 and 2021:

	Years ended December 31,
	2022	2021
Revenue	$—	$14,068
Operating expenses:
Research and development	49,418	60,923
General and administrative	33,584	37,176
Total operating expenses	83,002	98,099
Loss from operations	(83,002)	(84,031)
Interest income	1,327	397
Interest expense	(961)	(764)
Realized gain (loss) on investments	3	(23)
Foreign exchange (loss) gain	(5)	16
Other income (expense), net	1,056	(266)
Loss before income taxes	(81,582)	(84,671)
Tax benefit (provision)	2	(15)
Net loss	$(81,580)	$(84,686)

Revenue

No revenue was recognized for the year ended December 31, 2022 compared to $14.1 million for the year ended December 31, 2021. In July 2019, Frequency entered into the Astellas Agreement and received an upfront license fee payment of $80.0 million. In accordance with ASC 606, Frequency recognized the $80.0 million as revenue over the period that research and development services were provided and the Phase 2a clinical study for FX-322 was carried out using the input method. These research and development services concluded in June 2021.

Research and development expenses

	Years ended December 31,		Increase (Decrease)
	2022	2021
			(in thousands)
Direct research and development expenses by therapeutic area and product candidate:
FX-322	$10,855	$10,334	$521
FX-345	4,217	5,471	(1,254)
Multiple Sclerosis	4,782	6,627	(1,845)
Platform development, early-stage research and unallocated expenses:
Employee-related	20,015	25,557	(5,542)
Laboratory supplies	272	716	(444)
Outsourced research and development	403	2,305	(1,902)
Facility-related	6,403	6,898	(495)
Depreciation and amortization	1,618	1,599	19
Other research and development	853	1,416	(563)
Platform development, early-stage research and unallocated expenses total	29,564	38,491	(8,927)
Total research and development expenses	$49,418	$60,923	$(11,505)

The $10.9 million of costs related to FX-322 incurred for the year ended December 31, 2022 consisted primarily of $10.0 million of clinical costs associated with ongoing trials, including the recently completed Phase 2b clinical trial (FX-322-208), and $0.6 million of drug development and manufacturing costs. The $10.3 million of costs related to FX-322 incurred for the year ended December 31, 2021 consisted primarily of $8.4 million of clinical costs associated with ongoing trials and $1.9 million of drug development and manufacturing costs. The overall increase from the year ended December 31, 2021 is due primarily to the FX-322-208 clinical trial activity in the year ended December 31, 2022.

The $4.2 million of costs related to FX-345 incurred for the year ended December 31, 2022 consisted primarily of $2.6 million of drug development and manufacturing costs, $1.2 million in clinical costs associated with the FX-345-101 trial, which Frequency initiated in 2022, and $0.4 million in preclinical safety costs. The $5.5 million of costs related to FX-345 incurred for the year ended December 31, 2021 consisted of $3.1 million in preclinical safety costs and $2.3 million in drug development and manufacturing costs. The overall decrease from the year ended December 31, 2021 is due primarily to the conclusion of preclinical safety work partially offset by costs related to the initiation of the FX-345-101 trial in the year ended December 31, 2022.

The $4.8 million of costs related to MS incurred for the year ended December 31, 2022 consisted primarily of $2.6 million of chemistry and compound characterization costs, $0.7 million in drug development and manufacturing costs, $0.6 million in preclinical safety costs, and $0.4 million in in vitro and in vivo testing costs. The $6.6 million of costs related to MS incurred for the year ended December 31, 2021 consisted of $3.0 million in preclinical safety costs, $1.6 million in chemistry and compound characterization costs, $0.9 million in in vitro and in vivo testing costs, and $0.8 million in drug development and manufacturing costs. The overall decrease from the year ended December 31, 2021 is due primarily to a reduction in development and testing costs as Frequency progressed from exploratory activities to identification of specific proprietary compounds that act as Frequency’s novel target for remyelination in MS.

The $29.6 million of platform development, early-stage research and unallocated expenses incurred for the year ended December 31, 2022 consisted primarily of $20.0 million in employee related costs, including $7.7 million in stock-based compensation expense, $6.4 million of facility-related costs, and $1.6 million of depreciation expense. The decrease from the year ended December 31, 2021 is primarily attributable to a $5.5 million decrease in employee-related expenses due predominantly to Frequency’s April 2022 reduction in force, a $1.9 million decrease in outsourced research and development expenses as Frequency decreased sponsored research, and a $0.6 million decrease in other research and development expenses as Frequency reduced its reliance on third-party consulting.

General and administrative expenses

The $33.6 million of general and administrative expenses for the year ended December 31, 2022 consisted primarily of $20.6 million of employee-related costs, including $12.1 million in stock-based compensation expense, $5.6 million of professional services costs, $2.7 million in directors’ and officers’ insurance costs, $1.6 million in rent expense, including utilities and common area maintenance, or CAM, charges, and $1.1 million in depreciation expense. General and administrative expenses decreased $3.6 million from December 31, 2021 due to a $2.1 million decrease in professional services costs as Frequency reduced its reliance on third-party consulting and public relations vendors, a $0.6 million decrease in directors’ and officers’ insurance costs, and a $0.5 million decrease in employee-related costs due primarily to the April 2022 reduction in force.

Interest income

Interest income was $1.3 million for the year ended December 31, 2022 compared to $0.4 million for the year ended December 31, 2021, due to increases in interest rates from the previous year.

Interest expense

Interest expense was $1.0 million for the year ended December 31, 2022 compared to $0.8 million for the year ended December 31, 2021, due to increases in the interest rate on Frequency’s loan.

Realized gain (loss) on investments

Realized gain on investments was $3,000 for the year ended December 31, 2022 compared to a loss of $23,000 for the year ended December 31, 2021 due to changes in the composition of investments year over year.

Foreign exchange (loss) gain

Foreign exchange loss was $5,000 for the year ended December 31, 2022 compared to a gain of $16,000 for the year ended December 31, 2021. The decrease was due to differences in foreign exchange remeasurement of the financial statements of Frequency’s foreign subsidiaries.

Other income (expense), net

Other income, net was $1.1 million for the year ended December 31, 2022 compared to expense of $0.3 million for the year ended December 31, 2021. The change from the prior year is due to the inclusion of sublease income beginning in the third quarter of 2022.

Income taxes

Income tax benefit was $2,000 for the year ended December 31, 2022 compared to expense of $15,000 for the year ended December 31, 2021.

Liquidity and capital resources

Since its inception, Frequency has incurred significant operating losses. Frequency does not currently have any approved products and has never generated any revenue from product sales. Frequency has financed its operations primarily through proceeds from private and public securities financings, a term loan, and amounts received under a collaboration agreement. To date, Frequency has raised approximately $378.3 million, including from grants and option exercises. Frequency’s cash, cash equivalents and marketable securities totaled $46.5 million as of June 30, 2023.

In December 2020, Frequency entered into a Loan and Security Agreement with a commercial bank for a term loan with a principal balance of $15.0 million. Frequency made monthly interest only payments through November 30, 2022. On April 3, 2023, Frequency prepaid the remaining $11.7 million due under the term loan. Frequency was not subject to any prepayment premium as the prepayment occurred after the second anniversary of the closing date.

In December 2021, Frequency entered into an Equity Distribution Agreement with Oppenheimer & Co. Inc., or Oppenheimer, to sell shares of its common stock, having an aggregate offering price of up to $125.0 million, from time to time, through an “at the market” equity offering program under which Oppenheimer acted as sales agent and/or principal, or the ATM Program. During the year ended December 31, 2022, Frequency sold 12,767 shares of common stock under the ATM Program for net proceeds of approximately $50 thousand and paid $2 thousand to Oppenheimer in sales agent fees. No shares of common stock have been sold under the ATM Program in 2023, which was terminated in September 2023.

On April 8, 2022, Frequency announced a reduction in force of approximately 30% of its workforce to better align its workforce with the needs of Frequency’s business and focus more of its capital resources on its research and development programs. The total costs related to this reduction in force are approximately $1.0 million in research and development expense and $0.2 million in general and administrative expense, primarily related to severance costs and related expenses.

On February 13, 2023, in connection with the discontinuation of the FX-322 and FX-345 hearing programs, Frequency announced a restructuring that included downsizing personnel by approximately 55%. These changes are expected to preserve capital, ensuring that Frequency is appropriately resourced to complete a first clinical trial of its MS development program. The total costs related to this restructuring are approximately $4.3 million, of which $3.8 million is related to severance costs and related expenses, $0.4 million is related to accelerated depreciation, and $0.1 million is related to accelerated hearing program costs.

On May 31, 2023, Frequency announced a reduction in force of approximately 55% of its workforce. This reduction in force was to better align its workforce with the needs of its business. The total costs related to this reduction in force are approximately $1.1 million in research and development expense and $22 thousand in general and administrative expense, primarily related to severance costs and related expenses.

On July 14, 2023, Frequency entered into the Merger Agreement. Following the Merger, the business of Korro Bio will be the business of the combined company, and Frequency does not expect any further development of its product candidates or programs.

Cash flows

The following table summarizes Frequency’s sources and uses of cash for the periods presented:

	Six Months Ended June 30,
	2023	2022
	(in thousands)
Net cash used in operating activities	$(22,556)	$(30,821)
Net cash provided by (used in) investing activities	24,710	(6,641)
Net cash (used in) provided by financing activities	(14,135)	200
Decrease in cash and cash equivalents	$(11,981)	$(37,262)

Cash flows for the six months ended June 30, 2023

Operating activities

Net cash used in operating activities for the six months ended June 30, 2023 was $22.6 million, consisting of a net loss of $30.3 million. In addition, Frequency had non-cash charges of $8.9 million for depreciation, stock-based compensation expense, non-cash lease expense, and non-cash gain on investments. Net cash used in operating activities was also impacted by a net $1.1 million decrease in operating assets and liabilities, including a $2.5 million decrease in prepaid expenses and other current assets, a $1.0 million decrease in lease liabilities, a $0.8 million decrease in accrued expenses, and a $1.8 million decrease in accounts payable.

The decrease in net cash used in operating activities for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 was primarily due to a $14.3 million decrease in net loss. This decrease was partially offset by a $3.5 million decrease in stock based compensation expense and various changes in operating assets and liabilities year over year.

Investing activities

Net cash provided by investing activities for the six months ended June 30, 2023 was $24.7 million, which was primarily attributable to $26.8 million in redemptions of marketable securities, partially offset by $2.0 million purchases of marketable securities.

The increase in net cash provided by investing activities for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 was primarily due to a $36.1 million decrease in the purchase of marketable securities partially offset by a $4.7 million decrease in redemptions of marketable securities.

Financing activities

Net cash used in financing activities for the six months ended June 30, 2023 was $14.1 million, primarily attributable to term loan repayments. This represents an increase in net cash used in financing activities when compared to the six months ended June 30, 2022 as no such repayments were made in the six months ended June 30, 2022.

Cash flows for the six months ended June 30, 2022

Operating activities

Net cash used in operating activities for the six months ended June 30, 2022 was $30.8 million, consisting of a net loss of $44.7 million as Frequency incurred expenses associated with Frequency’s FX-322 program, FX-345 program, MS program, platform development and early-stage research, and general and administrative expenses. In addition, Frequency had non-cash charges of $13.0 million for depreciation, stock-based compensation expense, non-cash lease expense, and non-cash interest expense. Net cash used in operating activities was also impacted by a net $2.4 million decrease in operating assets and liabilities, including a decrease in accrued expenses of $0.6 million, a $0.9 million decrease in lease liabilities, and a $1.6 million decrease in prepaid expenses and other current assets partially offset by a $0.8 million increase in accounts payable.

Investing activities

Net cash used in investing activities for the six months ended June 30, 2022 was $6.6 million, which was attributable to $38.1 million purchases of marketable securities and $16 thousand purchases of property and equipment, partially offset by $31.5 million in redemptions of marketable securities.

Financing activities

Net cash provided by financing activities for the six months ended June 30, 2022 was primarily attributable to $0.2 million in proceeds from the issuance of common stock and the sale of shares of common stock under the Employee Stock Purchase Plan.

The following table summarizes Frequency’s sources and uses of cash for the years ended December 31, 2021 and 2022:

	Year Ended December 31,
	2022	2021
	(in thousands)
Net cash used in operating activities	$(58,237)	$(76,059)
Net cash provided by (used in) investing activities	31,133	(66,126)
Net cash (used in) provided by financing activities	(577)	1,358
Net decrease in cash and cash equivalents	$(27,681)	$(140,827)

Cash flows for the year ended December 31, 2022

Operating activities

Net cash used in operating activities for the year ended December 31, 2022 was $58.2 million, consisting of a net loss of $81.6 million. The net loss was partially offset by non-cash items related to normal business operations including stock-based compensation expense of $19.8 million, depreciation expense of $2.8 million, non-cash lease expense of $2.4 million and non-cash interest expense of $0.4 million. Net cash used in operating activities was also impacted by a net $2.0 million decrease in operating assets and liabilities, primarily the result of the continued reduction of lease liabilities over the term of the Frequency leased office space.

The decrease in net cash used in operating activities for the year ended December 31, 2022 compared to the year ended December 31, 2021 is primarily due to changes in operating assets and liabilities year over year. Specifically, deferred revenue decreased $14.1 million in the year ended December 31, 2021 due to the recognition of revenue related to the Astellas Agreement. No such decrease occurred in the year ended December 31, 2022. The decrease from December 31, 2021 is also partially due to a $3.1 million decrease in net loss.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2022 was $31.1 million, which was attributable to $85.3 million in redemptions of marketable securities and $17 thousand in sales of property and equipment partially offset by $54.2 million of purchases of marketable securities.

The increase in net cash provided by investing activities for the year ended December 31, 2022 compared to the year ended December 31, 2021 is primarily due to a $56.1 million increase in the redemption of marketable securities and a $38.2 million decrease in the purchase of marketable securities. The increase is also due to a $2.9 million decrease in purchases of property and equipment from the year ended December 31, 2021 as Frequency furnished its new office and laboratory space in 2021 and did not incur such expenditures in 2022.

Financing activities

Net cash used in financing activities for the year ended December 31, 2022 was $0.6 million, primarily attributable to $0.8 million in term loan repayments partially offset by $0.2 million in proceeds from the Employee Stock Purchase Plan and $60 thousand in proceeds from the issuance of common stock under the ATM and exercises of common stock.

The increase in net cash used in financing activities for the year ended December 31, 2022 compared to December 31, 2021 is primarily attributable to the $1.2 million decrease in proceeds from the issuance of common stock. Additionally, Frequency began making principle repayments on its term loan in the year ended December 31, 2022.

Cash flows for the year ended December 31, 2021

Operating activities

Net cash used in operating activities for the year ended December 31, 2021 was $76.1 million, consisting of a net loss of $84.7 million. The net loss was partially offset by non-cash items related to normal business operations including stock-based compensation expense of $21.8 million, depreciation expense of $2.8 million, non-cash lease expense of $1.1 million and non-cash interest expense of $0.4 million. Net cash used in operating activities was also impacted by a net $17.3 million decrease in operating assets and liabilities, primarily due to the $14.1 million reduction in deferred revenue as all remaining revenue related to the Astellas Agreement was recognized in the year ended December 31, 2021 as well as a $2.3 million decrease in accounts payable due to the timing of invoice receipt and payment.

Investing activities

Net cash used in investing activities for the year ended December 31, 2021 was $66.1 million, which was attributable to $92.4 million of purchases of marketable securities and $2.9 million of purchases of property and equipment, partially offset by $29.2 million in redemptions of marketable securities.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2021 was $1.4 million, primarily attributable to $1.3 million in proceeds from the exercise of Frequency Options and $60 thousand in proceeds from the Employee Stock Purchase Plan.

Funding requirements

Following the Merger, the business of Korro Bio will be the business of the combined company, and Frequency does not expect any further development of its product candidates or programs that would require additional funding. The funding requirements of the combined company will reflect the funding requirements for the development of Korro Bio’s product candidates and programs. A discussion of Korro Bio’s funding requirements can be found in the section titled “Korro Bio Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funding Requirements” in Frequency’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 27, 2023.

Critical accounting policies and use of estimates

Frequency’s management’s discussion and analysis of financial condition and results of operations is based on Frequency’s unaudited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of Frequency’s consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in Frequency’s consolidated financial statements. Frequency bases its estimates on historical experience, known trends and events, and various other factors that Frequency believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Frequency evaluates its estimates and assumptions on an ongoing basis. Frequency’s actual results may differ from these estimates under different assumptions or conditions.

Frequency’s significant accounting policies are described in more detail in the notes to Frequency’s audited consolidated financial statements for the years ended December 31, 2021 and 2022 and unaudited consolidated financial statements for the three and six months ended June 30, 2022 and 2023 included elsewhere in this proxy statement/prospectus.

Recent accounting pronouncements

A description of recent accounting pronouncements that may potentially impact Frequency’s financial position, results of operations, or cash flows is disclosed in Note 2 to Frequency’s unaudited consolidated financial statements for the three and six months ended June 30, 2022 and 2023 included in this proxy statement/prospectus.

Emerging growth company status

The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company,” such as us, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. Frequency has elected to take advantage of this extended transition period.

KORRO BIO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Korro Bio’s financial condition and results of operations together with Korro Bio’s audited consolidated financial statements and related notes and unaudited condensed consolidated financial statements and related notes appearing elsewhere in this proxy statement/ prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Korro Bio’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this proxy statement/ prospectus, Korro Bio’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Korro Bio is a biopharmaceutical company creating transformative genetic medicines targeted to treat both rare and highly prevalent diseases. Korro Bio’s initial focus is to bring additional precision and tunability to genetic medicines by developing therapies based on editing RNA instead of DNA, which is expected to lead to an improved safety profile and increased clinical activity and specificity.

Korro Bio is generating a portfolio of differentiated programs that are designed to harness the body’s natural RNA editing process to effect a precise yet transient single base edit. By editing RNA instead of DNA, Korro Bio is expanding the reach of genetic medicines by delivering additional precision and tunability, which has the potential for increased specificity and improved long-term tolerability. Using an oligonucleotide-based approach, Korro Bio expects to bring its medicines to patients by leveraging its proprietary platform with precedented delivery modalities, manufacturing know-how, and established regulatory pathways of approved oligonucleotide drugs. However, the scientific evidence to support the feasibility of developing product candidates using Korro Bio’s RNA editing technology is both preliminary and limited. Moreover, regulators have not yet established any definitive guidelines related to overall development considerations for RNA editing therapies and no clinical data has been generated to date.

The versatility of RNA editing combined with Korro Bio’s OPERA platform broadens the therapeutic target space significantly. While Korro Bio’s approach can be used to repair pathogenic SNVs, as demonstrated by Korro Bio’s most advanced program, its AATD product candidate, it can also engineer de novo SNVs and change amino acids on proteins to endow them with desired properties while preserving their broader functional capabilities, as exemplified by three of its other programs (sAH, ALS, Pain). In preclinical studies, Korro Bio has demonstrated that single RNA changes can disrupt protein-protein interactions, prevent protein aggregation, selectively modulate ion channels and activate kinases. These modification approaches can unlock validated target classes that have historically been difficult to drug, enabling Korro Bio to pursue a broad range of diseases traditionally out-of-scope for other genetic medicine approaches and current traditional drug modalities.

Korro Bio’s most advanced program is a product candidate for Alpha-1 Antitrypsin Deficiency, or AATD, where, using its proprietary RNA editing approach, it is repairing a pathogenic variant on RNA. Korro Bio’s product candidate has the potential to be disease-modifying and provide a differentiated therapeutic option.

Since inception, Korro Bio has focused primarily on organizing and staffing its company, business planning, raising capital, securing related intellectual property, and conducting research and development activities for its potential programs and product candidates. Since inception, Korro Bio has funded its operations primarily through the private placement of its equity securities. To date, Korro Bio has raised approximately $223.6 million of aggregate gross proceeds from the sale of its convertible preferred stock.

Korro Bio has incurred significant operating losses since inception. Korro Bio’s net losses were $37.3 million and $26.6 million for the six months ended June 30, 2023 and 2022, respectively, and

$58.0 million and $22.0 million for the years ended December 31, 2022 and 2021, respectively. Korro Bio had an accumulated deficit of $139.1 million as of June 30, 2023. Korro Bio expects to continue to incur significant and increasing expenses and operating losses and negative operating cash flows for the foreseeable future as it continues its research and development efforts, advances product candidates through clinical stages, and seeks regulatory approvals for its pipeline candidates. If the Merger is successful, Korro Bio also expects to incur additional costs associated with maintaining compliance with Nasdaq listing rules and the requirements of the U.S. Securities and Exchange Commission, or SEC, director and officer liability insurance, investor and public relations activities and other expenses associated with operating as a public company. Korro Bio’s net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of its preclinical studies, initiation and conduct of any clinical trials, and its expenditures on other research and development activities, including the expansion of its pipeline.

Korro Bio does not have any product candidates approved for sale and has not generated any revenue from product sales. Korro Bio will not generate revenue from product sales unless and until it successfully obtains regulatory approval for its product candidates, if ever, and as appropriate, moves pipeline candidates into the clinic and completes clinical development. Korro Bio has yet to commence clinical trials on any of its program candidates. If Korro Bio obtains regulatory approval for its product candidates and does not enter into third-party commercialization partnerships, it expects to incur significant expenses related to developing commercialization capabilities to support product sales, marketing, manufacturing and distribution activities. As a result, Korro Bio will need substantial additional funding to support its continuing operations and pursue its development and growth strategy. Until Korro Bio can generate significant revenue from product sales, if ever, Korro Bio expects to finance its operations through a combination of public or private offerings of securities, debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. Korro Bio may be unable to raise additional funds or enter into such other agreements or arrangements when needed on acceptable terms, or at all. Korro Bio’s failure to raise capital or enter into such agreements as, and when needed, could have a negative effect on its business, results of operations and financial condition.

Recent Developments

Proposed Merger and Pre-Closing Financing

On July 14, 2023, Korro Bio entered into the Merger Agreement with Frequency and Merger Sub. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Korro Bio, with Korro Bio continuing as a wholly owned subsidiary of Frequency and the surviving corporation of the Merger. The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Merger Agreement was approved by the members of the board of directors of both Korro Bio and Frequency.

Immediately prior to the execution of the Merger Agreement, certain new and current investors agreed to purchase shares of common stock of Korro Bio at $2.78 per share for the aggregate amount of $117.3 million. Completion of this Pre-Closing Financing is expected in the fourth quarter of 2023, is subject to approval by Frequency’s and Korro Bio’s stockholders of the Merger, and the satisfaction or waiver of certain other customary closing conditions.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each outstanding share of Korro Bio common stock (including common stock issued upon the conversion of Korro Bio’s preferred stock and common stock issued in the Pre-Closing Financing) will be converted into the right to receive a number of shares of Frequency common stock equal to the Korro merger shares multiplied by the applicable stockholder’s percentage interest in Korro per the Merger Agreement, or Korro Merger Shares; and (b) each option to purchase shares of Korro Bio common stock outstanding as of immediately prior to the Effective Time will automatically be converted, at the Effective Time, into an option to acquire the number of shares of Frequency common stock equal to the number of shares of Korro Bio common stock subject to such option as of immediately prior to the Effective Time multiplied by the exchange ratio formula in the Merger Agreement and rounding that result down to the nearest whole number of shares. If any Korro Bio common stock outstanding immediately prior to the Effective Time is unvested or is subject to a repurchase option or a risk of forfeiture under any applicable agreement with Korro Bio, then the shares of Frequency common stock issued in exchange for such shares of Korro Bio common stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Frequency common stock will be marked with appropriate legends.

As of immediately after the Merger, Korro Bio’s former securityholders, including purchasers in the Pre-Closing Financing, as of immediately prior to the Merger are currently estimated to own approximately 92% of the outstanding shares of the combined company on a fully-diluted basis and securityholders of Frequency as of immediately prior to the Merger are currently estimated to own approximately 8% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) a valuation for Frequency equal to $25.0 million net cash as of the business day immediately prior to the closing date of the Merger, plus $15.0 million and (b) a valuation for Korro Bio equal to $325.6 million, plus the gross proceeds of the Pre-Closing Financing of $117.3 million, in each case as further described in the Merger Agreement.

The combined company is expected to have approximately $170.0 million in cash, cash equivalents and marketable securities immediately after completion of the Merger and after deducting estimated transaction expenses. This includes $117.3 million of cash proceeds from the Pre-Closing Financing along with Frequency Net Cash (as defined in the Merger Agreement). The pro forma cash balance is expected to extend the combined company’s runway through a potential interim clinical readout for its AATD product candidate in the second half of 2025 (subject to submission of regulatory filing and authorization to proceed), as well as other potentially value creating milestones for AATD and the other product candidates and into 2026.

Expected Use of Proceeds

The combined company currently expects to use the approximately $170.0 million in cash, cash equivalents and marketable securities immediately after completion of the Merger and after deducting estimated transaction expenses as follows:

•	approximately $85.0 million for continued research and development, IND or CTA-enabling studies and the potential initiation of first in-human clinical studies for the AATD program;

•	approximately $40.0 million for continued advancement of Korro Bio’s other programs in pre-clinical and discovery-stage research; and

•	the remainder for general corporate purposes.

All of Korro Bio’s programs are currently in preclinical stage of development. The specific allocation of the expected cash, cash equivalents and marketable securities immediately after completion of the Merger towards specific programs will depend on, among other things, results from the combined company’s research and development efforts for each program, the timing and success of its preclinical studies and the timing and outcome of regulatory submissions. As a result, and due to the number of programs currently in preclinical development, the combined company is currently unable to specify to what stage of development the proceeds from the Merger (including the Pre-Closing Financing) and Korro Bio’s current cash, cash equivalents, and marketable securities will bring any particular program. However, based on the combined company’s current planned use of the cash, cash equivalents and marketable securities immediately after completion of the Merger and after deducting estimated transaction expenses, such funds are estimated to be sufficient to enable the combined company to fund its operating expenses and capital expenditure requirements through a potential interim clinical readout for the AATD product candidate in the second half of 2025 (subject to submission of regulatory filing and authorization to proceed), as well as other potentially value creating milestones for AATD and its other product candidates and into 2026. This estimate is based on assumptions that may prove to be wrong, and the combined company could use its expected capital resources sooner than currently anticipated.

The combined company does not expect the proceeds from the completion of the Merger (including the Pre-Closing Financing) and Korro Bio’s existing cash, cash equivalents, and marketable securities, will be sufficient for it to advance any of its programs through regulatory approval, and the combined company will need to raise additional capital to complete the development and potential commercialization of any of its programs. The combined company may also use a portion of its cash, cash equivalents, and marketable securities, to acquire, in-license or invest in products, technologies or businesses that are complementary to its business. The amounts and timing of actual expenditures will depend on numerous factors, including the progress of preclinical development efforts, operating costs and other factors described under “Risk Factors” in this proxy statements/prospectus.

The expected use of proceeds represents current intentions based upon present plans and business condition. As of the date of this proxy statement/prospectus, the combined company cannot predict with complete certainty all of the particular uses for the expected cash that will be available upon the closing of the Merger or the actual amounts that it will spend on the uses set forth above.

Financial Operations Overview

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for Korro Bio’s research activities, including its discovery of novel genetic medicines and the development of its product candidates, salaries and benefits, and third-party license fees. Korro Bio expenses research and development costs as incurred, which include:

•	employee-related expenses, including salaries, bonuses, benefits, stock-based compensation and other related costs for those employees involved in research and development efforts;

•	external research and development expenses incurred under agreements with contract research organizations, or CROs, as well as with consultants;

•	laboratory supplies and research materials;

•	payments made under third-party licensing agreements; and

•	direct and allocated expenses for facilities.

Costs for certain activities are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided to Korro Bio by its vendors and analyzing the progress of its preclinical studies or other services performed. Significant judgment and estimates are made in determining the accrued expense balances at the end of any reporting period.

Korro Bio’s external research and development expenses consist primarily of fees paid to CROs and outside consultants in connection with its preclinical development activities. Its external research and development expenses also include fees incurred under license agreements. As a pre-clinical company, Korro Bio does not yet track these external research and development costs on a program-by-program basis. Korro Bio plans to track program costs upon nomination of a development candidate or filing of an Investigational New Drug, or IND, application.

Korro Bio characterizes research and development costs incurred prior to the identification of a product candidate as discovery costs. Korro Bio uses internal resources primarily to conduct its research and discovery activities as well as for managing its preclinical development activities.

The successful development of Korro Bio’s product candidates is highly uncertain. Korro Bio plans to substantially increase its research and development expenses for the foreseeable future as it continues the development of its product candidates, conducts discovery and research activities for its preclinical programs, and expands its pipeline. Korro Bio cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of its product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. Korro Bio anticipates that it will make determinations as to which product candidates to pursue and how much funding to direct to each product candidate on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and its ongoing assessments as to each product candidate’s commercial potential. Korro Bio’s clinical development costs are expected to increase significantly as it commences clinical trials. Korro Bio anticipates that its expenses will increase substantially, particularly due to the numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:

•	the scope, rate of progress, and expenses of Korro Bio’s ongoing research activities as well as any preclinical studies, clinical trials and other research and development activities;

•	establishing an appropriate safety profile with IND enabling studies;

•	successful enrollment in and completion of clinical trials;

•	whether Korro Bio’s product candidates show safety and efficacy in its clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for its product candidates;

•	commercializing product candidates, if and when approved, whether alone or in collaboration with others; and

•	continued acceptable safety profile of products following any regulatory approval.

Any changes in the outcome of any of these variables with respect to the development of Korro Bio’s product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. Korro Bio may never succeed in achieving regulatory approval for any of its product candidates. Korro Bio may obtain unexpected results from its clinical trials. Korro Bio may elect to discontinue, delay or modify clinical trials of some product candidates or focus on other product candidates. For example, if the U.S. Food and Drug Administration, or FDA, European Medicines Agency, or EMA, or another regulatory authority were to delay the planned start of clinical trials or require Korro Bio to conduct clinical trials or other testing beyond those that it currently expects or if Korro Bio experiences significant delays in enrollment in any planned clinical trial, it could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of employee related costs, including salaries, bonuses, benefits, stock-based compensation and other related costs for Korro Bio’s executive and administrative functions. General and administrative expenses also include professional services, including legal, accounting, auditing, tax services and other consulting fees. General and administrative expenses also include facility costs not otherwise included in research and development expenses.

Korro Bio anticipates that its general and administrative expenses will increase in the future as Korro Bio increases its headcount to support its continued research activities and development of its product candidates. Korro Bio also anticipates that it will incur significantly increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

Other Income, Net

Other income, net primarily consists of interest income on Korro Bio’s short-term investments. For the year ended December 31, 2021, Korro Bio also recorded a gain pertaining to a change in the fair value of the preferred stock tranche liability that was originally recognized in 2020 and subsequently extinguished in July 2021 in connection with the purchase of additional shares of Series A convertible preferred stock, or the Series A Preferred Stock, by existing investors.

Results of Operations

Comparison of the Six Months Ended June 30, 2023 and 2022

The following table summarizes Korro Bio’s results of operations for the three months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
(in thousands)	2023	2022	Change
Operating expenses:
Research and development	$27,820	$18,389	$9,431
General and administrative	10,673	8,414	2,259

Total operating expenses	38,493	26,803	11,690

Loss from operations	(38,493)	(26,803)	(11,690)
Other income, net	1,239	183	1,056

Net loss	$(37,254)	$(26,620)	$(10,634)

Research and Development Expenses

The following table summarizes Korro Bio’s research and development expenses for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
(in thousands)	2023	2022	Change
External research and development	$7,833	$5,590	$2,243
Personnel-related expenses	7,081	5,045	2,036
Lab supplies & consumables	4,127	4,261	(134)
Facilities costs	3,729	2,006	1,723
Sponsored research and license fees	2,692	186	2,506
Consulting	1,395	807	588
Other	963	494	469

Total research and development expenses	$27,820	$18,389	$9,431

Research and development expenses increased by $9.4 million from $18.4 million for the six months ended June 30, 2022 to $27.8 million for the six months ended June 30, 2023. The increase in research and development expenses was primarily driven by:

•

$2.5 million of increased sponsored research and license fees primarily attributable to a $2.5 million upfront cash payment made to a third-party in March 2023 upon execution of a collaboration and license agreement;

•	$2.2 million of increased external research and development expense due to increased CRO support;

•	$2.0 million of increased personnel-related expenses driven by an increase in headcount to support the expansion of Korro Bio’s research and development function;

•	$1.7 million of increased facilities-related costs primarily due to the expansion of Korro Bio’s mixed-use office spaces and depreciation of lab equipment; and

•	$0.6 million of increased consulting costs to support overall growth in research and development activities.

General and Administrative Expenses

The following table summarizes Korro Bio’s general and administrative expenses for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
(in thousands)	2023	2022	Change
Personnel-related expenses	$4,867	$4,617	$250
Professional services	3,909	2,169	1,740
Facilities costs	1,073	753	320
Other	824	875	(51)

Total general and administrative expenses	$10,673	$8,414	$2,259

General and administrative expenses increased by $2.3 million from $8.4 million for the six months ended June 30, 2022 to $10.7 million for the six months ended June 30, 2023. The increase in general and administrative expenses was primarily driven by $1.7 million of increased professional service fees, including transactional legal fees, intellectual property costs, audit fees, and strategy consulting costs.

Other Income, Net

Other income, net increased by approximately $1.0 million from $0.2 million for the six months ended June 30, 2022 to $1.2 million for the six months ended June 30, 2023. The increase in other income, net was primarily attributable to increased rates of return on Korro Bio’s short-term investments as a result of rising interest rates.

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes Korro Bio’s results of operations for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
(in thousands)	2022	2021	Change
Operating expenses:
Research and development	$42,201	$23,805	$18,396
General and administrative	16,797	11,689	5,108

Total operating expenses	58,998	35,494	23,504

Loss from operations	(58,998)	(35,494)	(23,504)
Other income, net
Change in fair value of preferred stock tranche liability	—	13,505	(13,505)
Other income, net	976	32	944

Total other income, net	976	13,537	(12,561)

Loss before provision for income taxes	(58,022)	(21,957)	(36,065)

Provision for income taxes	10	2	8

Net loss	$(58,032)	$(21,959)	$(36,073)

Research and Development Expenses

The following table summarizes Korro Bio’s research and development expenses for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
(in thousands)	2022	2021	Change
External research and development	$13,868	$8,050	$5,818
Personnel-related expenses	9,960	6,178	3,782
Lab supplies & consumables	9,123	4,748	4,375
Facilities costs	4,588	2,372	2,216
Consulting	2,931	1,585	1,346
Sponsored research and license fees	376	298	78
Other	1,355	574	781

Total research and development expenses	$42,201	$23,805	$18,396

Research and development expenses increased by $18.4 million from $23.8 million for the year ended December 31, 2021 to $42.2 million for the year ended December 31, 2022. The increase in research and development expenses was primarily attributable to the following:

•	$5.8 million of increased external research and development expenses primarily attributable to increased oligonucleotide synthesis costs, screening and sequencing expenses and in vivo studies;

•	$3.8 million of increased personnel-related expenses driven by an increase in headcount to support the expansion of Korro Bio’s research and development function;

•	$4.4 million of increased lab supplies and consumables, primarily attributable to consumables purchased for screening and sequencing;

•	$2.2 million of increased facility-related expense due to the depreciation of lab equipment and leasehold improvements and the expansion of Korro Bio’s mixed-use office space;

•	$1.3 million of increased consulting costs to support the overall growth in research and development activities; and

•	$0.8 million of increased other research and development expenses, including lab maintenance, shipping fees and software licensing fees.

General and Administrative Expenses

The following table summarizes Korro Bio’s general and administrative expenses for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
(in thousands)	2022	2021	Change
Personnel-related expenses	$8,970	$6,260	$2,710
Professional services	4,529	3,230	1,299
Facilities expenses	1,600	1,108	492
Other	1,698	1,091	607

Total general and administrative expenses	$16,797	$11,689	$5,108

General and administrative expenses increased by $5.1 million from to $11.7 million for the year ended December 31, 2021 to $16.8 million for the year ended December 31, 2022. The increase in general and administrative expenses was primarily attributable to the following:

•	$2.7 million of increased personnel-related expenses driven by an increase in headcount;

•	$1.3 million of increased professional service fees primarily attributable to recruiting efforts and increased intellectual property legal fees;

•	$0.6 million of increased other general and administrative expense primarily attributable to increased software licensing fees and corporate expenses; and

•	$0.5 million of increased facilities expenses primarily attributable to the expansion of Korro Bio’s mixed-use office space.

Other Income, Net

Total other income, net decreased by $12.5 million from $13.5 million for the year ended December 31, 2021 to $1.0 million for the year ended December 31, 2022. This decrease was primarily attributable to the recognition of a $13.5 million gain pertaining to a change in the fair value of the preferred stock tranche liability that was originally recognized in 2020 and subsequently extinguished in July 2021 in connection with the purchase of Series A Preferred Stock by existing investors.

Liquidity and Capital Resources

Sources of Liquidity

Since Korro Bio’s inception, it has generated recurring net losses. Korro Bio has not yet commercialized any product and it does not expect to generate revenue from sales of any products for several years, if at all. Since inception, Korro Bio has funded its operations primarily through proceeds from the issuance of convertible preferred stock. To date, Korro Bio has raised approximately $223.6 million of aggregate gross proceeds from the sale of its convertible preferred stock. As of June 30, 2023, Korro Bio had cash, cash equivalents and short- term investments of $60.3 million.

Going Concern

Korro Bio has incurred significant operating losses since inception and, as of June 30, 2023, had an accumulated deficit of $139.1 million. In addition, Korro Bio expects to continue to incur significant expenses, operating losses, and negative operating cash flows for the foreseeable future. These factors raise substantial doubt about Korro Bio’s ability to continue as a going concern. Korro Bio believes that its current cash resources will not be sufficient to allow Korro Bio to fund current planned operations beyond the next twelve months from the date of this proxy statement/prospectus without additional capital.

Korro Bio is seeking to complete the Merger and the Pre-Closing Financing, as described in the notes to Korro Bio’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/ prospectus. Upon the completion of the Merger and the Pre-Closing Financing, Korro Bio expects to have enough cash resources to fund its operating expenses and capital expenditure requirements at least into 2026. Korro Bio has based this estimate on assumptions that may prove to be wrong, and Korro Bio could expend its capital resources sooner than it expects. Korro Bio may also pursue additional cash resources through public or private equity, collaborations or debt financings.

Funding Requirements

Korro Bio expects to continue to incur significant expenses, operating losses, and negative operating cash flows for the foreseeable future as Korro Bio continues its novel genetic medicine discovery efforts, advance its pipeline candidates into the clinic and through clinical trials, seeks regulatory approval of its product candidates and pursues commercialization of any approved product candidates. In addition, upon the completion of the proposed Merger, Korro Bio expects to incur additional costs associated with operating as a public company.

Because of the numerous risks and uncertainties associated with research, development and commercialization of its product candidates, Korro Bio is unable to estimate the exact amount of its working capital requirements.

Korro Bio’s future capital requirements will depend on many factors, including:

•	the cost of continuing to build Korro Bio’s OPERA platform and discover additional novel genetic medicines;

•	the scope, progress, results, and costs of discovery, preclinical development, laboratory testing, manufacturing and clinical trials for the product candidates Korro Bio may develop;

•	the extent to which Korro Bio partners its programs, acquires or in-licenses other product candidates and technologies or enters into additional collaborations;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, EMA and other regulatory authorities;

•	the timing and amount of milestone and royalty payments that Korro Bio is required to make or eligible to receive under any future collaboration and license agreements;

•	Korro Bio’s headcount growth and associated costs as it expands its research and development efforts;

•	the cost of expanding, maintaining and enforcing its intellectual property portfolio, including filing, prosecuting, defending and enforcing its patent claims and other intellectual property rights;

•	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against Korro Bio or any of its product candidates;

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any product candidates for which Korro Bio receives marketing approval;

•	the cost and timing of completion of commercial-scale manufacturing activities;

•	the effect of competing technological and market developments; and

•	the costs of operating as a public company.

Until such time, if ever, as Korro Bio can generate substantial product revenues to support its cost structure, Korro Bio expects to finance its cash needs through a combination of equity offerings, debt financings, collaborations and other similar arrangements. To the extent that Korro Bio raises additional capital through the sale of equity or convertible securities, the ownership interest of its stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting Korro Bio’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Korro Bio raises funds through collaborations, or other similar arrangements with third parties, Korro Bio may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to it and/or may reduce the value of its common shares. If Korro Bio is unable to raise additional funds through equity or debt financings when needed, Korro Bio may be required to delay, limit, reduce or terminate its product research and development or grant rights to develop and market its product candidates even if it would otherwise prefer to develop and market such product candidates itself.

Cash Flows

Comparison of the Six Months Ended June 30, 2023 and 2022

The following table summarizes Korro Bio’s cash flows for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
(in thousands)	2023	2022
Net cash used in operating activities	$(34,404)	$(24,350)
Net cash provided by investing activities	12,065	754
Net cash provided by (used in) financing activities	45,365	(5)

Net increase (decrease) in cash, cash equivalents and restricted cash	$23,026	$(23,601)

Cash Used in Operating Activities

Net cash used in operating activities for the six months ended June 30, 2023 was $34.4 million, compared to net cash used in operating activities of $24.4 million for the six months ended June 30, 2022. Cash used in operating activities increased by $10.0 million. The increase in cash used was primarily due to the overall increase in Korro Bio’s operating expenses during that same period, including a $2.5 million upfront payment made upon the execution of a collaboration and license agreement, as well as an increase in payments made for other external research and development activities.

Cash Provided by Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2023 was $12.1 million, compared to net cash provided by investing activities of $0.8 million for the six months ended June 30, 2022. This change of $11.3 million was primarily due to decreased purchases of investments and increased proceeds from the maturities of investments during the six months ended June 30, 2023 as compared to the six months ended June 30, 2022.

Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2023 was $45.4 million, compared to net cash used in financing activities of less than $0.1 million for the six months ended June 30, 2022. This change of $45.4 million was primarily due to $45.5 million of net cash proceeds received from the sale of Series B-2 convertible preferred stock during the six months ended June 30, 2023. No comparable proceeds were received from financing activities during the six months ended June 30, 2022.

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes Korro Bio’s cash flows for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
(in thousands)	2022	2021
Net cash used in operating activities	$(53,645)	$(32,094)
Net cash provided by (used in) investing activities	11,060	(39,501)
Net cash provided by financing activities	18	115,945

Net (decrease) increase in cash, cash equivalents and restricted cash	$(42,567)	$44,350

Cash Used in Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was $53.6 million, compared to net cash used in operating activities of $32.1 million for the year ended December 31, 2021. Cash used in operating activities increased by $21.6 million. The increase in cash used was primarily due to the overall increase in Korro Bio’s operating expenses during that same period, including an increase in payments made for external research and development activities.

Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities for the year ended December 31, 2022 was $11.1 million, compared to net cash used in investing activities of $39.5 million for the year ended December 31, 2021. This change of $50.6 million was primarily due to proceeds from the maturities of investments during the year ended December 31, 2022 to which there were no comparable maturities during the year ended December 31, 2021.

Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 was less than $0.1 million, compared to $115.9 million for the year ended December 31, 2021. Cash provided by financing activities decreased by $115.9 million due to net cash proceeds received from the sale of Series A convertible preferred stock and Series B-1 convertible preferred stock during the year ended December 31, 2021. No comparable proceeds were received from financing activities during the year ended December 31, 2022.

Critical Accounting Policies and Estimates

Korro Bio’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements requires Korro Bio to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in its financial statements. Korro Bio bases its estimates on historical experience, known trends and events and various other factors that Korro Bio believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Korro Bio evaluates its estimates and assumptions on an ongoing basis. Korro Bio’s actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, Korro Bio evaluates its judgments and estimates in light of changes in circumstances, facts, and experience. The effects of material revisions in estimates, if any, will be reflected in the consolidated financial statements prospectively from the date of change in estimates.

While Korro Bio’s significant accounting policies are described in more detail in Note 2 to its audited consolidated financial statements and in Note 2 to its unaudited condensed consolidated financial statements both appearing elsewhere in this proxy statement/prospectus, Korro Bio believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of its consolidated financial statements.

Accrued Research and Development Expenses

As part of the process of preparing the consolidated financial statements, Korro Bio is required to estimate its accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with internal personnel to identify services that have been performed on its behalf and estimating the level of service performed and the associated cost incurred for the service when Korro Bio has not yet been invoiced or otherwise notified of actual costs. The majority of Korro Bio’s service providers require advance payments; however, some providers invoice Korro Bio in arrears for services performed, on a pre-determined schedule or when contractual milestones are met. Korro Bio makes estimates of its accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to it at that time. Korro Bio periodically confirms the accuracy of the estimates with the service providers and make adjustments if necessary.

Korro Bio recognizes expenses related to preclinical studies and other studies on its estimates of the services performed pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical studies and other studies on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to Korro Bio’s vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, Korro Bio estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, Korro Bio adjusts the accrual or prepaid expense accordingly. Although Korro Bio does not expect its estimates to be materially different from amounts actually incurred, Korro Bio’s understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, Korro Bio has not made any material adjustments to its prior estimates of accrued research and development expenses.

Stock-based Compensation

Korro Bio recognizes stock-based compensation expense in an amount equal to the estimated grant date fair value of each stock-based payment, including stock options and restricted common stock, on a straight-line basis over the estimated period of service and vesting. This estimation of the fair value of each stock-based payment on the date of grant involves numerous assumptions by management. Although Korro Bio calculates the fair value under the Black-Scholes option-pricing model, which is a standard option pricing model, this model still requires the use of numerous estimates, including, the expected term of the award, the volatility of the underlying equity security, a risk-free interest rate, fair value of common stock, and expected dividends. The use of different values by management in connection with these estimates in the Black-Scholes option-pricing model could produce substantially different results.

For more information on Korro Bio’s stock-based payments, refer to Note 2 and Note 11 to its audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus.

Off-Balance Sheet Arrangements

Korro Bio did not have during the periods presented, and does not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recent Accounting Pronouncements

A description of recently issued and recently adopted accounting pronouncements applicable to Korro Bio’s financial position and results of operations is included in Note 2 to its audited consolidated financial statements and in Note 2 to its unaudited condensed consolidated financial statements both appearing elsewhere in this proxy statement/prospectus.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Executive Officers and Directors of the Combined Company Following the Merger

The combined company’s board of directors will initially be fixed at seven members (with six directors and one vacancy), consisting of (i) four current Korro Bio board members, namely Ram Aiyar, Ali Behbahani, Nessan Bermingham, and Jean-Francois Formela, (ii) two members to be determined by mutual agreement of the Frequency board designee and the Korro Bio board designees, namely Timothy Pearson, who meets Nasdaq’s independence requirements, and (iii) one current Frequency board member, namely David L. Lucchino. The staggered structure of the current Frequency board of directors will remain in place for the combined company following the completion of the Merger. The Frequency board of directors has determined that each of the directors other than Ram Aiyar and David L. Lucchino will meet the Nasdaq independence requirements.

The following table lists the names and ages, as of September 28, 2023, and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the Merger:

Name	Age	Position
Executive Officers:
Ram Aiyar	45	President, Chief Executive Officer and Director
Vineet Agarwal	42	Chief Financial Officer
Steve Colletti	58	Chief Scientific Officer
Todd Chappell	50	Chief Operating Officer
Shelby Walker	49	General Counsel
Non-Employee Directors:
David L. Lucchino	54	Director
Ali Behbahani	47	Director
Nessan Bermingham	51	Director
Jean-Francois Formela	67	Director
Timothy Pearson	56	Director

Executive Officers

Ram Aiyar, Ph.D., M.B.A. Dr. Aiyar has served as Chief Executive Officer and as a director of Korro Bio since November 2020, and has served as its President since November 2021. Prior to joining Korro Bio, Dr. Aiyar co-founded Corvidia Therapeutics, Inc. and most recently served its as Chief Financial Officer from January 2020 to November 2020 and Executive Vice President, Corporate and Business Development from February 2016 to November 2020. Prior to that, Dr. Aiyar held leadership roles in corporate development, product development, management, research, finance and strategy at BeneVir BioPharma, Inc., BioHealth Innovation, Inc., FlowMetric, Inc., Sofinnova Partners, J.P. Morgan Chase and Johnson & Johnson Pharmaceuticals (NYSE:JNJ). Dr. Aiyar is a co-founder and director of Protean Bio, Inc., a director of Triveni Bio, Inc. and a past director of Avidea Technologies, Inc. Dr. Aiyar holds an M.B.A. in finance and business strategy from INSEAD (France/Singapore), an M.S. in computer engineering and a Ph.D. in electrical and computer engineering from Drexel University, and a B.E. in electronics engineering from Mumbai University. Korro Bio believes Dr. Aiyar is qualified to serve on the board of directors of the combined company because of his significant operational and senior management experience in the biopharmaceutical industry.

Vineet Agarwal, M.B.A. Mr. Agarwal has served as Chief Financial Officer of Korro Bio since May 2021. Prior to joining Korro Bio, Mr. Agarwal served as Executive Director, Biotech Investment Banking at J.P. Morgan Chase & Co. from January 2019 until May 2021 and as Vice President, Biotech Investment Banking from January 2016 until January 2019. Mr. Agarwal previously served in numerous leadership roles at J.P. Morgan Chase & Co. across different countries. Mr. Agarwal holds an M.B.A. from the Institute of Management Technology, India, and a Bachelor’s degree in finance from Shri Ram College of Commerce, India.

Steve Colletti, Ph.D. Dr. Colletti has served as Chief Scientific Officer of Korro Bio since February 2023. Dr. Colletti most recently served as Senior Vice President of Drug Discovery Research and Development at Zymergen, Inc. from May 2021 to January 2023. Prior to this role, he served as Chief Scientific Officer of Lodo Therapeutics from March 2020 to May 2021 and as Senior Vice President, Head of Research and Development from September 2018 to March 2020. He previously held multiple leadership roles at Merck (NYSE:MRK), including in small molecule, natural products, oligonucleotide, peptide and fusion protein bioconjugate drug discovery, targeting programs in cardiovascular and respiratory disease, diabetes and obesity, immunological disorders, infectious diseases, neuroscience and oncology. Also at Merck, Dr. Colletti built and led the RNA Therapeutics Medicinal Chemistry department and was a core member of multiple development teams responsible for discovering more than a dozen preclinical candidates and advancing them to clinical development. Dr. Colletti is an inventor and author of over 130 patents and publications. Dr. Colletti holds a Ph.D. in chemistry from Boston University and a B.S. in chemistry from Loyola University, and was a National Institutes of Health postdoctoral fellow in chemistry at the Scripps Research Institute.

Todd Chappell, M.B.A. Mr. Chappell has served as Chief Operating Officer since August 2023 and previously served as Senior Vice President, Strategy and Portfolio Planning of Korro Bio from March 2021. Before joining Korro Bio, Mr. Chappell served as Chief Executive Officer of Rasio Therapeutics, Inc. from June 2019 until March 2021. Prior to this role, he served as Chief Executive Officer of Perceptive Navigation, LLC from June 2015 until May 2019. Mr. Chappell previously managed a portfolio of start-up pharmaceutical and medical device companies as an entrepreneur-in-residence at BioHealth Innovation, Inc. Prior to that, Mr. Chappell was a Vice President of Operations at Shape Pharmaceuticals, Inc., a portfolio company of HealthCare Ventures, LLC, where he oversaw all day-to-day operations for the development of a novel HDAC inhibitor for cutaneous t-cell lymphoma. Prior to this role, Mr. Chappell was an Executive Director of New Products at CombinatoRx, Inc., where he led the advancement of three programs from assay stage into human clinical studies. Mr. Chappell holds an M.B.A. from Boston University and a B.S. in biology from the University of California, Los Angeles.

Shelby J. Walker, M.S., J.D. Ms. Walker has served as Senior Vice President and General Counsel of Korro Bio since May 2023. Ms. Walker most recently served as Senior Vice President and Head of Intellectual Property at CRISPR Therapeutics (Nasdaq:CRSP) from March 2018 to April 2023. She previously served as General Counsel at Ginkgo Bioworks, a synthetic biology company, from May 2016 to March 2018. Prior to this role, she served as Vice President, Associate General Counsel and Chief Intellectual Property Counsel at Dyax Corporation, and previously held intellectual property leadership roles at Novo Nordisk (NYSE:NVO) and ZymoGenetics. Ms. Walker holds a J.D. and L.L.M. in intellectual property law from the University of New Hampshire School of Law, master’s degrees in biotechnology and regulatory science from Johns Hopkins University, and a B.S. in biotechnology from Worcester Polytechnic Institute.

Non-Employee Directors

David L. Lucchino has served as the President and Chief Executive Officer and a member of the Frequency board of directors since November 2014 and was a co-founder of Frequency with Dr. Robert S. Langer and Dr. Christopher R. Loose. From December 2014 until June 2016, Mr. Lucchino served as the President of Entrega Bio, a biotechnology company focused on oral drug delivery technology. Prior to that, Mr. Lucchino cofounded Semprus BioSciences, or Semprus, a biotechnology company, and served as its President and Chief Executive Officer from June 2007 to June 2012. Mr. Lucchino oversaw the development of Semprus’ lead medical product, which received FDA clearance in 2012. Semprus was acquired by Teleflex, Inc., or Teleflex, in June 2012. Prior to Semprus, Mr. Lucchino worked at the investment firm Polaris Partners. He started his biotech career by Co-Founding LaunchCyte, an investment firm where he was also a Managing Director. Mr. Lucchino is the past chairman of the board of directors of MassBio, a nonprofit organization that represents over 1,500 life science firms and provides services and support for the biotechnology industry in Massachusetts. He is a member of the College of Fellows of the American Institute for Medical and Biological Engineering and was appointed by Massachusetts’ Governor Charlie Baker as a member of the Commonwealth’s STEM Advisory Council.

Mr. Lucchino also served as a trustee of Mt. Auburn Hospital, a Harvard Medical School facility for fifteen years, a trustee of the Multiple Myeloma Research Foundation, and a member of the Board of NOLS (The National Outdoor Leadership School). Mr. Lucchino holds an MBA from the Massachusetts Institute of Technology’s Sloan School of Management, an M.S. from the Newhouse School of Journalism at Syracuse University, and a B.A. in Philosophy and Religious Studies from Denison University. Mr. Lucchino is qualified to serve on the board of directors of the combined company because of his extensive management experience in the biotechnology and pharmaceutical industry.

Ali Behbahani, M.D., M.B.A. Dr. Behbahani has served as a member of Korro Bio’s board of directors since August 2019. Dr. Behbahani joined New Enterprise Associates, Inc., or NEA, in 2007 and is a General Partner on the healthcare team. He previously held positions at The Medicines Company, Morgan Stanley Venture Partners and Lehman Brothers. Dr. Behbahani has served as a member of the board of directors of Monte Rosa Therapeutics, Inc. (Nasdaq:GLUE) since April 2020, Black Diamond Therapeutics (Nasdaq:BDTX) since December 2018, Nkarta, Inc. (Nasdaq:NKTX) since August 2015, CRISPR Therapeutics AG (Nasdaq:CRSP) since April 2015, Arcellx, Inc. (Nasdaq:ACLX) since February 2015, Adaptimmune Therapeutics Plc (Nasdaq:ADAP) since September 2014, CVRx, Inc. (Nasdaq:CVRX) since July 2013, Minerva Surgical, Inc. (Nasdaq:UTRS) since May 2011, and was on the board of Nevro Corp. (NYSE:NVRO) from August 2014 to March 2019, Genocea Biosciences (Nasdaq:GNCA) from February 2018 to May 2022, and Oyster Point Pharma (Nasdaq:OYST) from July 2017 to January 2023. He also serves on a number of private company boards. Dr. Behbahani holds a B.S. in biomedical engineering, electrical engineering and chemistry from Duke University, an M.B.A. from the Wharton School of the University of Pennsylvania and an M.D. from the University of Pennsylvania School of Medicine. Korro Bio believes Dr. Behbahani is qualified to serve on the board of directors of the combined company because of his extensive experience as a public company director and investor in the biotech industry.

Nessan Bermingham, Ph.D. Dr. Bermingham, one of Korro Bio’s co-founders, has served as Chairman of Korro Bio’s board of directors since November 2021, and previously served as its President and Executive Chairman from November 2018 to November 2021. Dr. Bermingham has been an Operating Partner at Khosla Ventures since December 2021 and has served as Interim Chief Executive Officer of Everyone Medicines since October 2022. Previously, he co-founded and served as President and Chief Executive Officer of Triplet Therapeutics from November 2018 until July 2021. Dr. Bermingham was also a Venture Partner at Atlas Venture from February 2018 until July 2021. Dr. Bermingham also served as Interim Chief Executive Officer of Liberate Bio from October 2022 until February 2023. Prior to that role, Dr. Bermingham co-founded and served as President and Chief Executive Officer of Intellia Therapeutics (Nasdaq:NTLA) from 2014 to 2017. Dr. Bermingham currently serves on the boards of directors of a number of private companies and previously served on the board of Xilio Therapeutics (Nasdaq:XLO). He also previously served as the chair of the board of F-Star Therapeutics prior to its reverse merger and subsequent to its acquisition as a public company, and served on the boards of several private companies. Dr. Bermingham holds a bachelor’s degree in genetics from Queen’s University Belfast and a Ph.D. in molecular biology from Imperial College London, and was a Howard Hughes Associate Fellow at Baylor College of Medicine. Korro Bio believes Dr. Bermingham is qualified to serve on the board of directors of the combined company because of his significant leadership and investment experience in the biotech industry.

Jean-Francois Formela, M.D., M.B.A. Dr. Formela, one of Korro Bio’s co-founders, has served as a member of Korro Bio’s board of directors since November 2018. Dr. Formela is currently a partner at Atlas Venture, a life sciences-focused venture capital firm, which he joined in 1993. Dr. Formela is a co-founder and director of IFM Therapeutics, and serves as a director of Ikena Oncology, Inc. (Nasdaq:IKNA), as well as a director of the following private companies: Scorpion Therapeutics, Inc., Sail Bio, Inc., Triveni Bio, Inc. and Travin Bio, Inc. Dr. Formela also previously served as a director of Intellia Therapeutics, Inc. (Nasdaq:NTLA), Spero Therapeutics (Nasdaq:SPRO) and several private companies. Dr. Formela is a member of the Mass General Brigham Innovation Advisory Board and a former trustee of the Boston Institute of Contemporary Art. Dr. Formela began his career as a physician practicing emergency medicine at Necker University Hospital in Paris. He holds an M.D. from the Paris University School of Medicine and an M.B.A. from Columbia University.

Korro Bio believes Dr. Formela’s experience as an investor and board member in the life sciences industry, as well as his scientific and medical knowledge, provides him with the qualifications and skills to serve as a director of the combined company.

Timothy R. Pearson. Mr. Pearson has served as the Chief Executive Officer of Carrick Therapeutics, a privately held oncology company, since July 2019. Mr. Pearson served as an Executive Vice President and the Chief Financial Officer of TESARO, Inc., an oncology-focused biopharmaceutical company, from 2014 until its acquisition by GlaxoSmithKline in February 2019. He served as an Executive Vice President, Chief Financial Officer and Treasurer of Catalyst Health Solutions, a publicly held pharmacy benefit management company, from 2011 until its acquisition by SXC Health Solutions in 2012. Prior to joining Catalyst Health Solutions, Mr. Pearson served as the Chief Financial Officer and Executive Vice President of MedImmune, Inc. Mr. Pearson has served on the board of directors of GlycoMimetics, Inc. (Nasdaq:GLYC) since 2014 and as its chairperson since 2019. He previously served on the board of directors of Ra Pharmaceuticals, Inc., a publicly held biopharmaceutical company until its acquisition by UCB in April 2020. Mr. Pearson is a Certified Public Accountant and holds dual B.S. degrees in business administration from the University of Delaware and in accounting from the University of Maryland, University College, as well as an M.S. degree in finance from Loyola College. Korro Bio believes Mr. Pearson is qualified to serve on the board of directors of the combined company because of his experience in the biopharmaceutical industry and his expertise in accounting and finance, strategic planning and leadership of complex organizations, and human capital management.

Election of Officers

Korro Bio’s executive officers are appointed by, and serve at the discretion of, Korro Bio’s board of directors. There are no family relationships among any of Korro Bio’s directors or executive officers.

Board of Directors of the Combined Company Following the Merger

Frequency’s board of directors currently consists of seven directors divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The classified structure of the combined company board of directors will remain in place for the combined company following the completion of the Merger. It is anticipated that the incoming directors will be appointed to applicable vacant director seats of the combined company board of directors.

There are no family relationships among any of the proposed combined company directors and officers.

Committees of the Combined Company’s Board of Directors

In connection with the completion of the Merger, the standing committees of the board of directors of the combined company will continue to be the following: audit committee, compensation committee and a nominating and corporate governance committee, and each will continue to operate pursuant to a charter, which is expected to be amended and restated by the combined company’s board of directors in connection with the completion of the Merger. The combined company’s board of directors may establish other committees from time to time to assist it and its board of directors.

Audit Committee

The combined company’s audit committee will oversee its corporate accounting and financial reporting process. Among other matters, the audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of, the combined company’s independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by the combined company’s independent registered public accounting firm;

•

reviewing the overall audit plan with the combined company’s independent registered public accounting firm and members of management responsible for preparing the combined company’s financial statements;

•

reviewing and discussing with management and the combined company’s independent registered public accounting firm the combined company’s annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by the combined company;

•	coordinating the oversight and reviewing the adequacy of the combined company’s internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and the combined company’s independent registered public accounting firm, whether the combined company’s audited financial statements shall be included in the combined company’s Annual Report on Form 10-K;

•

monitoring the integrity of the combined company’s financial statements and the combined company’s compliance with legal and regulatory requirements as they relate to the combined company’s financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in the combined company’s annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

Following the consummation of the Merger, the members of the audit committee are expected to be Timothy Pearson, Nessan Bermingham and Jean-Francois Formela. Timothy Pearson is expected to be the chair of the audit committee and is a financial expert under the rules of the SEC. To qualify as independent to serve on the combined company’s audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from the combined company, other than for service as a director, or be an affiliated person of the combined company. Frequency and Korro Bio believe that, following the completion of the Merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee

The combined company’s compensation committee will oversee policies relating to compensation and benefits of its officers and employees. Among other matters, the compensation committee’s responsibilities include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of the combined company’s Chief Executive Officer;

•

evaluating the performance of the combined company’s Chief Executive Officer in light of such corporate goals and objectives and, based on such evaluation, recommending to the board of directors the cash compensation of the combined company’s Chief Executive Officer;

•	determining the cash compensation of the combined company’s other executive officers;

•	overseeing and administering the combined company’s compensation and similar plans;

•

reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and approving the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of the combined company’s directors; and

•	preparing the compensation committee report required by SEC rules, if and when required, to be included in the combined company’s annual proxy statement.

Following the consummation of the Merger, the members of the compensation committee are expected to be Nessan Bermingham, Ali Behbahani and Timothy Pearson. Nessan Bermingham is expected to be the chair of the compensation committee. Each member of the combined company’s compensation committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. Frequency and Korro Bio believe that, following the completion of the Merger, the composition of the compensation committee will comply with the applicable requirements of the rules and regulations of Nasdaq.

Nominating and Corporate Governance Committee

The nominating and corporate governance responsibilities will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise the combined company;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	reviewing and recommending to the board of directors appropriate corporate governance guidelines; and

•	overseeing the evaluation of the board of directors.

Following the consummation of the Merger, the members of the nominating and corporate governance committee are expected to be Ali Behbahani and Jean-Francois Formela. Ali Behbahani is expected be the chair of the nominating and corporate governance committee. Frequency and Korro Bio believe that, after the completion of the Merger, the composition of the nominating and corporate governance committee will meet the requirements for independence under, and the functioning of such nominating and corporate governance committee will comply with, any applicable requirements of the rules and regulations of Nasdaq.

Compensation Committee Interlocks and Insider Participation

Each member of the compensation committee will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the Merger.

Non-Employee Director Compensation

Prior to the Merger, Korro Bio did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on its board of directors or committees of its board of directors, nor did any non-employee director receive any compensation for serving on Korro Bio’s board of directors, except for Dr. Bermingham who received an annual payment of $250,000.

The combined company’s board intends to adopt a non-employee director compensation policy that is designed to provide a total compensation package that enables the combined company to attract and retain, on a long-term basis, high-caliber directors who are not employees or officers of the combined company or its subsidiaries. The non-employee director compensation policy is anticipated to become effective after the Merger.

Under the contemplated policy, the combined company’s non-employee directors will be eligible to receive cash retainers (which will be prorated for partial years of service) and equity awards as set forth below:

Annual Retainer for Board Membership
Annual service on the board of directors	$40,000
Additional retainer for annual service as non-executive chairperson	$30,000
Additional retainer for lead director if there is no non-executive chairperson	$30,000
Additional Annual Retainer for Committee Membership
Annual service as audit committee chairperson	$15,000
Annual service as member of the audit committee (other than chairperson)	$7,500
Annual service as compensation committee chairperson	$10,000
Annual service as member of the compensation committee (other than chairperson)	$5,000
Annual service as nominating and governance committee chairperson	$8,000
Annual service as member of the nominating and governance committee (other than chairperson)	$4,000

In addition, the contemplated policy will provide that, upon initial election or appointment to the combined company’s board following the effective date of the policy, each new non-employee director will be granted a non-statutory stock option with a value of $300,000 (as determined in accordance with the policy), or the Director Initial Grant. The Director Initial Grant will vest in substantially equal annual installments over three years, subject to continued service as a non-employee director through the applicable vesting date. On the date of each annual meeting of stockholders of the combined company, each non-employee director who has been serving as a non-employee director for at least six months as of such date and will continue as a non-employee director following such meeting will be granted an annual award of a non-statutory stock option with a value of $150,000, or the Director Annual Grant. The Director Annual Grant will vest in full on the earlier of the one-year anniversary of the grant date or on the date of combined company’s next annual meeting of stockholders, subject to continued service as a non-employee director through the applicable vesting date. The Director Initial Grant and Director Annual Grants are subject to full accelerated vesting upon the sale of the combined company. All of the foregoing stock options would be granted with a per share exercise price equal to the fair market value of a share of the combined company’s common stock on the date of grant and would have a 10 year term.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director of the combined company for services as a director in a calendar year period will not exceed $1,000,000 in the first calendar year such individual becomes a non-employee director and $750,000 in any other calendar year.

The combined company will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the board or any committee thereof.

Employee directors of the combined company will not receive any additional compensation for their service as a director.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On July 14, 2023, Frequency Therapeutics, Inc., a Delaware corporation, or Frequency, entered into an Agreement and Plan of Merger, or the Merger Agreement, with Korro Bio, Inc., a Delaware corporation, or Korro Bio, and Frequency Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Frequency, or Merger Sub. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Korro Bio, with Korro Bio surviving the Merger as a wholly owned subsidiary of Frequency, or the Merger. The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

At the time the certificate of merger is filed with and accepted by the Secretary of State of the State of Delaware, or the Effective Time, (i) each share of Korro Bio common stock will be converted into the right to receive a number of shares of Frequency common stock equal to the total number of shares of Frequency common stock to be issued in the Merger multiplied by the applicable Korro Bio stockholder’s percentage interest in Korro Bio as set forth in the allocation certificate to be provided by Korro Bio, or the Allocation Certificate, and (ii) each option to purchase shares of Korro Bio common stock outstanding as of immediately prior to the Effective Time shall automatically be converted, at the Effective Time, into an option to acquire the number of shares of Frequency common stock equal to the number of shares of Korro Bio common stock subject to such option as of immediately prior to the Effective Time multiplied by the exchange ratio formula in the Merger Agreement and rounding that result down to the nearest whole number of shares, and (iii) each warrant to purchase shares of Korro Bio common stock that is outstanding and unexercised as of immediately prior to the Effective Time and after giving effect to the automatic conversion of the Korro Bio preferred stock, will be converted into and become a warrant to purchase Frequency common stock, and Frequency will assume each Korro Bio warrant.

Immediately prior to the Merger, all then issued and outstanding shares of Korro Bio’s preferred stock will be automatically converted into shares of Korro Bio common stock, and no shares of Korro Bio preferred stock will be outstanding at the Effective Time. In addition, immediately prior to the Merger, Korro Bio is expected to issue approximately $117.3 million of its common stock in the Pre-Closing Financing.

The stockholders of Frequency immediately prior to the Effective Time are expected to own approximately 8% of the aggregate number of outstanding shares of Frequency common stock immediately after the Effective Time, and the stockholders of Korro Bio immediately prior to the Effective Time are expected to own approximately 92% of the aggregate number of outstanding shares of Frequency common stock immediately after the Effective Time on a fully-diluted basis, subject to certain assumptions, including, but not limited to (a) a valuation for Frequency equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $15.0 million, (b) a valuation for Korro Bio equal to $325.6 million and (c) Korro Bio issuing approximately $117.3 million of Korro Bio common stock in the Pre-Closing Financing described elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information gives effect to the Merger, which is expected to be accounted for as a reverse recapitalization under United States Generally Accepted Accounting Principles, or U.S. GAAP. Korro Bio is considered the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the Merger: (i) Korro Bio stockholders will own a substantial majority of the voting rights of the combined organization; (ii) Korro Bio will designate a majority (four of seven) of the initial members of the board of directors of the combined organization; and (iii) Korro Bio’s senior management will hold all key positions in senior management of the combined organization. The transaction is expected to be accounted for as a reverse recapitalization of Frequency by Korro Bio because on the effective date of the Merger, the pre-combination assets of Frequency are expected to be primarily cash and other non-operating assets. Korro Bio expects that the fair value of any in process research and development assets potentially still remaining as of the combination will be de-minimis when compared to the cash and investments obtained through the transaction.

As a result of Korro Bio being treated as the accounting acquirer, Korro Bio’s assets and liabilities will be recorded at their pre-combination carrying amounts. Frequency’s assets and liabilities will be measured and recognized at their fair values, which are expected to approximate their carrying values as of the effective date of the Merger, and combined with the assets, liabilities, and results of operations of Korro Bio after the consummation of the Merger. As a result, upon consummation of the Merger, the historical financial statements of Korro Bio will become the historical consolidated financial statements of the combined company.

The unaudited pro forma condensed combined balance sheet data assumes that the Merger took place on June 30, 2023, and combines the historical balance sheets of Frequency and Korro Bio as of such date. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 assumes that the Merger took place as of January 1, 2022 and combines the historical results of Frequency and Korro Bio for the period then ended. The unaudited pro forma condensed combined financial information was prepared pursuant to the rules and regulations of Article 11 of SEC Regulation S-X.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only, does not necessarily reflect what the actual consolidated results of operations would have been had the acquisition occurred on the dates assumed and may not be useful in predicting the future consolidated results of operations or financial position.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the closing of the Merger, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position. Differences between the preliminary estimates and final amounts will likely occur as a result of the amount of cash used for Frequency’s operations, changes in the fair value of Frequency common stock, or other changes in Frequency’s assets and liabilities.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Frequency and Korro Bio, and their respective management’s discussion and analysis of financial condition and results of operations included elsewhere in, or incorporated by reference to, this proxy statement.

Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications. The accounting policies of Frequency may materially vary from those of Korro Bio. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the acquisition, management will conduct a final review of Frequency’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Frequency’s results of operations or reclassification of assets or liabilities to conform to Korro Bio’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheets

As of June 30, 2023

(in thousands)

	Frequency Therapeutics, Inc.	Korro Bio, Inc.	Pro Forma Accounting Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$39,712	$59,330	$117,250	A	$216,292
Short-term investments	6,766	999	—		7,765
Prepaid expenses and other current assets	1,901	1,330	—		3,231
Restricted cash	—	633	—		633

Total current assets	48,379	62,292	117,250		227,921
Property and equipment, net	1,327	13,450	—		14,777
Advance payments for property and equipment	—	400	—		400
Operating lease right-of-use assets	27,717	27,484	(27,717)	L	27,484
Restricted cash, less current portion	1,960	4,541	—		6,501
Other non-current assets	—	1,178	(1,040)	A,B	138

Total assets	$79,383	$109,345	$88,493		$277,221

Liabilities, convertible preferred stock, and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$1,294	$3,411	$—		$4,705
Accrued expenses and other current liabilities	4,871	3,007	21,226	A,B,C,D	29,104
Operating lease liabilities, current portion	2,163	1,724	(2,163)	L	1,724

Total current liabilities	8,328	8,142	19,063		35,533
Operating lease liabilities, net of current portion	25,647	27,279	(25,647)	L	27,279

Total liabilities	33,975	35,421	(6,584)		62,812

Convertible preferred stock	—	209,321	(209,321)	E	—
Stockholders’ equity (deficit):
Common stock	36	6	399	E,F,G	441
Additional paid-in capital	337,382	3,684	17,371	H	358,437
Accumulated other comprehensive loss	(6)	—	6	G	—
Accumulated deficit	(292,004)	(139,087)	286,622	I	(144,469)

Total stockholders’ equity (deficit)	45,408	(135,397)	304,398		214,409

Total liabilities, and stockholders’ equity (deficit)	$79,383	$109,345	$88,493		$277,221

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

For the Six Month Period Ended June 30, 2023

(in thousands, except share and per share data)

	Frequency Therapeutics, Inc.	Korro Bio, Inc.	Pro Forma Accounting Adjustments	Notes	Pro Forma Combined
Operating expenses:
Research and development	$15,949	$27,820	$—		$43,769
General and administrative	16,393	10,673	—		27,066

Total operating expenses	32,342	38,493	—		70,835

Loss from operations	(32,342)	(38,493)			(70,835)
Other income (expense), net
Interest income	869	1,143	—		2,012
Interest expense	(284)	—	—		(284)
Other income (expense), net	1,447	96	—		1,543

Total other income (expense), net	2,032	1,239	—		3,271

Loss before income taxes	(30,310)	(37,254)	—		(67,564)

Income Tax	(29)	—	—		(29)

Net loss	$(30,339)	$(37,254)	$—		$(67,593)

Unrealized gain on available-for-sale investments	192	5	—		197

Comprehensive loss	$(30,147)	$(37,249)	$—		$(67,396)

Net loss per share, basic and diluted	$(0.85)	$(6.76)	$—		$(0.15)

Weighted-average shares used in computing net loss per share, basic and diluted	35,563,754	5,514,721	399,854,399	K	440,932,874

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

For the Year Ended December 31, 2022

(in thousands, except share and per share data)

	Frequency Therapeutics, Inc.	Korro Bio, Inc.	Pro Forma Accounting Adjustments	Notes	Pro Forma Combined
Operating expenses:
Research and development	$49,418	$42,201	$1,323	D,J	$92,942
General and administrative	33,584	16,797	4,059	D,J	54,440

Total operating expenses	83,002	58,998	5,382		147,382

Loss from operations	(83,002)	(58,998)	(5,382)		(147,382)
Other income (expense), net
Interest income	1,327	947	—		2,274
Interest expense	(961)	(118)	—		(1,079)
Other income (expense), net	1,054	147	—		1,201

Total other income (expense), net	1,420	976	—		2,396

Loss before income taxes	(81,582)	(58,022)	(5,382)		(144,986)

Tax benefit (provision)	2	(10)	—		(8)

Net loss	$(81,580)	$(58,032)	$(5,382)		$(144,994)

Unrealized gain (loss) on available-for-sale investments	(136)	2	—		(134)

Comprehensive loss	$(81,716)	$(58,030)	$(5,382)		$(145,128)

Net loss per share, basic and diluted	$(2.33)	$(11.30)	$—		$(0.33)

Weighted-average shares used in computing net loss per share, basic and diluted	35,075,924	5,135,554	399,182,098	K	439,393,576

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of the Transaction

Korro Bio, Frequency, and Merger Sub, Inc. have entered into the Merger Agreement, pursuant to which Merger Sub, a wholly owned subsidiary of Frequency, will merge with and into Korro Bio, with Korro Bio surviving as the surviving company. As a result of the Merger, Korro Bio will be a wholly owned subsidiary of Frequency. Upon the Effective Time, all shares of Korro Bio’s common stock (including Korro common stock issued upon the conversion of Korro Bio preferred stock prior to the Effective Time and in the Pre-Closing Financing, which is expected to close immediately prior to the Effective Time) outstanding and issuable upon exercise of outstanding warrants and option to purchase common stock immediately prior to the Effective Time will be converted into the right to receive approximately 439,676,069 shares of Frequency’s common stock, based on the estimated exchange ratio of 2.7731, which has not been adjusted to reflect the proposed reverse stock split as it is not final. This exchange ratio is an estimate only and the final exchange ratio will be determined pursuant to the calculation of Korro Bio Merger Shares described in more detail in the Merger Agreement. If any Korro Bio common stock outstanding immediately prior to the Effective Time is unvested or is subject to a repurchase option or a risk of forfeiture under any applicable agreement with Korro Bio, then the shares of Frequency common stock issued in exchange for such shares of Korro Bio common stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Frequency common stock will be marked with appropriate legends.

Frequency will assume outstanding and unexercised options to purchase shares of Korro Bio capital stock, and in connection with the Merger they will be converted into options to purchase shares of Frequency Common Stock based on the exchange ratio formula in the Merger Agreement.

Korro Bio estimates that the aggregate value of the consideration to be paid in the Merger will be approximately $26.4 million. The fair value of consideration transferred is based on the number of common shares Frequency stockholders will own upon consummation of the Merger, multiplied by the closing price of Frequency common stock on July 14, 2023 which is subject to change through the closing date of the Merger. The number and value of the shares of Frequency common stock to be issued pursuant to the Merger will not be determined until the completion of the Merger and therefore, the final aggregate value of the consideration paid in the Merger, may be more or less than $26.4 million. The fair value of consideration transferred is not indicative of the combined entities enterprise value upon consummation of the Merger.

At the Effective Time, each person who as of immediately prior to the Effective Time was a stockholder of record of Frequency or had the right to receive Frequency’s common stock will be entitled to receive a contractual contingent value right, or CVR, issued by Frequency subject to and in accordance with the terms and conditions of a Contingent Value Rights Agreement between Frequency, the holder’s representative and the Rights Agent, or the CVR Agreement, representing the contractual right to receive cash consideration from the post-closing combined company upon the receipt of certain proceeds from a disposition of Frequency’s pre-merger assets, calculated in accordance with the CVR Agreement.

Consummation of the Merger is subject to certain customary closing conditions, including, among other things, approval by the Frequency stockholders and Korro Bio stockholders, the continued listing of the common stock on the Nasdaq, and the conversion of all Korro Bio preferred stock to common stock prior to the Effective Time.

2.	Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with SEC Regulation S-X Article 11, or Article 11. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the six-month period ended June 30, 2023 and for the year ended December 31, 2022, give effect to the Merger as if it had been consummated on January 1, 2022.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 gives effect to the Merger and combines the historical balance sheets of Frequency and Korro Bio as of such date. Based on Korro Bio’s preliminary review of Korro Bio’s and Frequency’s summary of significant accounting policies and preliminary discussions between management teams of Korro Bio and Frequency, the nature and amount of any adjustments to the historical financial statements of Frequency to conform its accounting policies to those of Korro Bio are not expected to be material. Upon completion of the Merger, further review of Frequency’s accounting policies may result in additional revisions to Frequency’s accounting policies and classifications to conform to those of Korro Bio.

For accounting purposes, Korro Bio is considered to be the acquiring company and the Merger is expected to be accounted for as a reverse recapitalization of Frequency by Korro Bio because on the Merger date, the pre-combination assets of Frequency are expected to be primarily cash and other non-operating assets.

As the proposed reverse stock split on common stock is not definitive and will occur immediately prior to the consummation of the Merger, the exchange ratio and estimated shares of Frequency common stock issued to Korro Bio stockholders have not been adjusted to give retrospective effect to the reverse stock split.

The unaudited pro forma condensed combined balance sheet does not reflect contingent consideration with respect to the CVR because the value of the corresponding in-process research and development assets cannot be reasonably estimated as of the date of this filing and the value is not expected to be material to Korro Bio.

For purposes of these unaudited pro forma condensed combined financial statements, the estimated purchase price consideration consists of the following (in thousands, except share and per share amounts):

Amount
Estimated number of shares of the combined company to be owned by Frequency’s stockholders (i)	36,926,285
Multiplied by the assumed price per share of Frequency’s common stock (ii)	$0.71

Estimated purchase price	$26,218
Estimated fair value of Frequency equity awards based on pre-combination service (iii)	$157

Total estimated purchase price (iv)	$26,375

(i)

Reflects the number of shares of common stock of the combined company that Frequency equity holders would own as of the closing pursuant to the Merger Agreement. This amount is calculated, for purposes of this unaudited pro forma condensed combined financial information, based on shares of Frequency’s common stock outstanding as of July 14, 2023. The estimated number of shares does not reflect the impact of the reverse stock split that is expected to be effected prior to consummation of the Merger because the reverse stock split is not final.

(ii)

Reflects the price per share of Frequency common stock, which is the closing trading price of Frequency’s common stock on July 14, 2023. The actual purchase price will fluctuate until the Effective Date of the transaction.

(iii)

Reflects the estimated acquisition-date fair value of the assumed Frequency’s equity awards attributable to pre-combination service (which amount is determined based on the closing trading price of Frequency common stock on July 14, 2023, the number of Frequency equity awards expected to be outstanding as of the Effective Time, and the estimated period of service provided by the holders of the awards prior to the Effective Time). The following table presents, on a weighted average basis, the assumptions used in the

Black-Scholes option-pricing model to determine the estimated acquisition-date fair value of the assumed Frequency’s equity awards:

Expected term (in years)	0.25
Volatility	47%
Risk free interest rate	5.5%
Dividend yield	0%

(iv)

The final purchase price arising from the number of shares of Frequency common stock and the fair market value of Frequency common stock outstanding, as well as the fair value of the Frequency equity awards, immediately prior to the closing of the Merger could result in a total purchase price different from that assumed in this unaudited pro forma condensed combined financial information, and that difference may be material. Therefore, the estimated purchase price expected to be transferred reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase price will be when the Merger is completed.

The actual purchase consideration for the net assets of Frequency will vary based on the net cash calculation prior to closing, the exchange ratio, and Frequency share price at closing as described above and that difference could be material. As such, the estimated purchase consideration reflected in these unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase consideration will be when the Merger is completed. The actual purchase price will fluctuate until the closing date of the Merger, and the final valuation of the purchase consideration could differ significantly from the current estimate. Due to reverse recapitalization accounting, the changes in purchase price are not expected to have an impact on financial statements as any difference between purchase price and the net assets are recorded through equity.

Under reverse recapitalization accounting, the assets and liabilities of Frequency will be recorded, as of the completion of the Merger, at their fair value. Any difference between the consideration transferred and the fair value of the net assets of Frequency following determination of the actual purchase consideration for Frequency will be reflected as an adjustment to additional paid-in capital. Consequently, under reverse recapitalization accounting, the subsequent financial statements of Korro Bio will reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former stockholders of the legal acquirer and a recapitalization of the equity of the accounting acquirer. The accompanying unaudited pro forma condensed combined financial information is derived from the historical financial statements of Frequency and Korro Bio and include adjustments to give pro forma effect to reflect the accounting for the transaction in accordance with U.S. GAAP. The historical financial statements of Korro Bio shall become the historical financial statements of the combined company.

Korro Bio and Frequency may incur significant costs associated with integrating the operations of Korro Bio and Frequency after the Merger is completed. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies expected to result from the Merger.

The unaudited pro forma condensed combined financial information may differ from the final purchase accounting for a number of reasons, including the fact that the estimates of the fair values of Frequency net cash is preliminary and subject to change up to the closing date. The differences that may occur between the preliminary estimates and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

3.	Shares of Frequency Common Stock Issued to Korro Bio Stockholders upon closing of the Merger

Prior to the Merger, all outstanding shares of Korro Bio’s preferred stock are expected to be converted into Korro Bio common stock, which will be exchanged for shares of Frequency common stock based on the exchange ratio determined in accordance with the Korro Bio Merger Shares formula described in the Merger Agreement. The estimated exchange ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully-diluted basis as of July 14, 2023 using a stipulated value of Korro Bio of approximately $325.6 million, $117.3 million from the Pre-Closing Financing, and of Frequency of approximately $40.0 million. The estimated number of shares of common stock that Frequency expects to issue (or reserve for issuance) to Korro Bio’s stockholders (ignoring rounding of fractional shares) is determined as follows:

Shares of Korro Bio common stock outstanding	5,662,169
Shares of Korro Bio preferred stock convertible into Korro Bio common stock	97,714,516
Shares of Korro Bio’s common stock issuable upon exercise of outstanding warrants and options to purchase common stock	12,997,444
Estimated shares of Korro common stock to be issued upon consummation of the Pre-Closing Financing	42,176,255

Total Korro Bio common equivalent shares	158,550,384
Estimated Exchange Ratio	2.7731

Estimated shares of Frequency common stock expected to be issued (or reserved for issuance) to Korro Bio stockholders upon closing of the Merger	439,676,069

The estimated exchange ratio and estimated shares of Frequency common stock issued to Korro Bio’s stockholders have not been adjusted to give effect to the reverse stock split which is expected to be effected prior to consummation of Merger because the reverse stock split is not final.

4.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments included in the column under the heading “Pro Forma Accounting Adjustments” are primarily based on information contained within the Merger Agreement. Further analysis will be performed after the completion of the Merger to confirm these estimates or make adjustments in the final purchase price allocation, as necessary.

Given Korro Bio’s history of net losses and valuation allowance, management assumed a statutory tax rate of 0%. Therefore, the pro forma adjustments to the condensed combined statements of operations and comprehensive loss resulted in no additional income tax adjustment to the unaudited pro forma financials.

The unaudited pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

A.

To reflect the cash proceeds of $117.3 million from the sale and issuance of 42,176,255 shares of Korro Bio common stock at a purchase price of $2.78 per share pursuant to the Subscription Agreement entered in connection with the Pre-Closing Financing. Korro Bio expects to incur $6.4 million of estimated direct and incremental transaction costs in connection with the Pre-Closing Financing. As $0.4 million of pre-closing financing costs were included in the historical balance sheet within other non-current assets as of June 30, 2023, $0.4 million of adjustments were recorded as a decrease to other non-current assets, increase to accrued liabilities of $6.0 million, and a reduction to additional paid in capital of $6.4 million in the unaudited pro forma condensed combined balance sheet. As the Merger will be accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets, primarily cash and investments, of Frequency, these direct and incremental costs are treated as a reduction of the proceeds received resulting in an adjustment to additional paid in capital of $110.9 million.

B.

To reflect preliminary estimated transaction costs of $6.6 million that are expected to be incurred by Korro Bio in connection with the Merger, such as legal fees, accounting expenses and consulting fees. As $0.6 million of these costs were included in the historical balance sheet within other non-current assets as of June 30, 2023, of which $0.2 million of transaction costs were paid during the period and of which $0.4 million has been included in accounts payable, adjustments were recorded as a decrease to other non-current assets of $0.6 million, increase to accrued liabilities of $6.0 million, and a reduction to additional paid-in capital of $6.6 million in the unaudited pro forma condensed combined balance sheet. As the Merger will be accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets, primarily cash and investments, of Frequency, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital. Note there are additional transaction costs related to PIPE financing further discussed in tickmark A.

C.

To reflect preliminary estimated transaction costs of $5.7 million that are expected to be incurred by Frequency in connection with the Merger, such as adviser fees, audit and legal fees, and printing fees. As $1.1 million of these transaction costs were included in the historical balance sheet within accrued liabilities, $4.6 million was recorded as an increase in accrued liabilities and accumulated deficit in the unaudited pro forma condensed combined balance sheet. The $4.6 million of expenses are not reflected in the unaudited pro forma condensed combined income statement as they will not be recorded by Korro Bio as the accounting acquirer.

D.

Compensation expense of $4.7 million related to severance resulting from employment agreements entered into by Frequency in contemplation of the Merger is reflected as a non-recurring increase to accumulated deficit and accrued liabilities in the unaudited pro forma condensed combined balance sheet. In the unaudited pro forma condensed combined statement of operations and comprehensive loss for the year ended December 31, 2022, $1.1 million and $3.6 million is reflected as research and development and general and administrative expense, respectively.

E.

To reflect the conversion of 97,714,516 shares of Korro Bio’s convertible preferred stock into shares of Korro Bio’s common stock immediately prior to the Merger on a one-to-one basis. The conversion of Korro Bio’s convertible preferred stock into common stock results in an increase of $0.1 million common stock par value and an increase of $209.2 million to additional paid-in capital.

F.

To reflect the exchange of 5,514,721 weighted-average outstanding shares of Korro Bio’s common stock, 97,714,516 shares of converted preferred stock into common stock, and 42,176,255 shares of Korro Bio common stock issued in the Pre-Closing Financing into 403,223,970 shares of Frequency’s common stock based on the assumed exchange ratio for purposes of these unaudited pro forma condensed combined financial information. The exchange of Korro Bio common stock for Frequency common stock results in an increase of $0.3 million common stock par value and a decrease of $0.3 million to additional paid-in capital.

G.

To reflect the elimination of Frequency’s historical equity, including 35,563,754 weighted-average outstanding shares of common stock at their par value of $0.001, $296.6 million of accumulated deficit including Frequency’s estimated transaction costs of $4.6 million, $337.4 million additional paid-in capital, $0.01 million of accumulated other comprehensive income for the period ended June 30, 2023, and record the effect of the reverse recapitalization of Frequency for a total of $40.8 million, which is the expected net assets of Frequency as of the time of the Merger.

Amount
Pre-combination Frequency additional paid-in capital:
Historical Frequency additional paid-in capital	$(337,382)

Total pre-combination Frequency additional paid-in capital	(337,382)
Pre-combination Frequency accumulated deficit:
Frequency transaction costs (Note C)	4,587
Historical Frequency accumulated deficit	292,004

Total pre-combination Frequency accumulated deficit	296,591
Frequency common stock	(36)
Frequency accumulated other comprehensive loss	6

Total adjustment to historical equity (net assets of Frequency)	$(40,821)

H.	The pro forma adjustments recorded to additional paid-in capital as noted above, include:

Amount
Elimination of pre-combination Frequency additional paid-in capital (Note G)	$(337,382)
Record purchase of Frequency historical net assets (Note G)	40,821
Expected transaction costs of Korro Bio (Note B)	(6,607)
Conversion of Korro Bio common stock (Note E & F)	208,886
Acceleration of post-combination stock compensation expense (Note J)	691
Pre-Closing Financing (Note A)	110,869
Frequency lease adjustment (Note L)	93

Total adjustment to additional paid-in capital	$17,371

I.	The pro forma adjustments recorded to accumulated deficit as noted above, include:

Amount
Elimination of historical Frequency accumulated deficit (Note G)	$296,591
Severance costs of Frequency employees (Note D)	(4,691)
Acceleration of post-combination stock compensation expense (Note J)	(691)
Frequency transaction costs (Note C)	(4,587)

Total adjustment to accumulated deficit	$286,622

J.

To reflect the non-recurring estimated stock-based compensation of $0.7 million, which is reflected as an increase in additional paid-in capital and accumulated deficit in the unaudited pro forma condensed combined balance sheet related to the acceleration of vesting upon the change of control and termination of employment for certain awards. In the unaudited pro forma condensed combined statement of operations and comprehensive loss for the year ended December 31, 2022, $0.2 million and $0.5 million is reflected as research and development and general and administrative expense, respectively.

K.

The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net income for the year ended December 31, 2022, and the six-months ended June 30, 2023. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company for the respective periods. As the combined organization is in a net loss position for both periods presented, any adjustment for potentially dilutive shares would be anti-dilutive, and as such basic and diluted loss per share are the same for both periods presented. The estimated number of shares does not reflect the impact of the reverse stock split that is expected to be effected prior to consummation of the Merger because the reverse stock split is not final. For the year ended December 31, 2022, and the six-months ended June 30, 2023, the pro forma weighted average shares outstanding has been calculated as follows:

	June 30, 2023	December 31, 2022
Korro Bio weighted-average shares of common stock outstanding-basic and diluted	5,514,721	5,135,554
Impact of Korro Bio’s convertible preferred stock assuming conversion as of January 1, 2022	97,714,516	97,714,516
Impact of Korro Bio pre-closing financing shares assuming consummation as of January 1, 2022	42,176,255	42,176,255

Total prior to exchange ratio	145,405,492	145,026,325
Application of estimated exchange ratio to historical Korro Bio weighted-average shares outstanding	2.7731	2.7731

Adjusted Korro Bio weighted-average shares outstanding	403,223,970	402,172,502
Historical Frequency weighted-average shares of common stock outstanding	35,563,754	35,075,924
Impact of Frequency common shares related to stock awards assuming accelerated vesting as of January 1, 2022	2,145,150	2,145,150

Total pro forma combined weighted average shares of common stock outstanding-basic and diluted	440,932,874	439,393,576

L.

To reflect Frequency’s modification of its existing lease agreement with HCP/KING 75 Hayden LLC on August 11, 2023 to terminate the lease effective January 31, 2024. As the remaining lease term at closing of the Merger is less than 12 months, Korro Bio, as the accounting acquirer, expects to apply its practical expedient to account for the lease as a short-term lease upon the close of the Merger is planned. For the purpose of the unaudited pro forma condensed balance sheet, Frequency’s modification of its lease is reflected with adjustments to decrease operating lease right-of-use assets by $27.7 million, decrease operating lease liabilities, current portion by $2.2 million, decrease operating lease liabilities, net of current portion by $25.6 million, and increase additional paid-in capital by $0.1 million as of June 30, 2023.

FREQUENCY DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE

Executive Officers

The table below identifies and sets forth certain biographical and other information regarding Frequency’s executive officers. There are no family relationships among any of the executive officers or directors.

Name	Age	Position(s)	In Current Position Since
David L. Lucchino	54	Chief Executive Officer, President and Director	2014

David L. Lucchino has served as Frequency’s President and Chief Executive Officer and a member of the Frequency board of directors since November 2014 and was a co-founder of Frequency with Dr. Robert S. Langer and Dr. Christopher R. Loose. From December 2014 until June 2016, Mr. Lucchino served as the President of Entrega Bio, a biotechnology company focused on oral drug delivery technology. Prior to that, Mr. Lucchino co-founded Semprus BioSciences, or Semprus, a biotechnology company, and served as its President and Chief Executive Officer from June 2007 to June 2012. Mr. Lucchino oversaw the development of Semprus’ lead medical product, which received FDA clearance in 2012. Semprus was acquired by Teleflex, Inc., or Teleflex, in June 2012. Prior to Semprus, Mr. Lucchino worked at the investment firm Polaris Partners. He started his biotech career by Co-Founding LaunchCyte, an investment firm where he was also a Managing Director. Mr. Lucchino is the past chairman of the board of directors of MassBio, a nonprofit organization that represents over 1,500 life science firms and provides services and support for the biotechnology industry in Massachusetts. He is a member of the College of Fellows of the American Institute for Medical and Biological Engineering and was appointed by Massachusetts’ Governor Charlie Baker as a member of the Commonwealth’s STEM Advisory Council. Mr. Lucchino also served as a trustee of Mt. Auburn Hospital, a Harvard Medical School facility for fifteen years, a trustee of the Multiple Myeloma Research Foundation, and a member of the Board of NOLS (The National Outdoor Leadership School). Mr. Lucchino holds an MBA from the Massachusetts Institute of Technology’s Sloan School of Management, an M.S. from the Newhouse School of Journalism at Syracuse University, and a B.A. in Philosophy and Religious Studies from Denison University.

Corporate Governance Guidelines

The Frequency board of directors has adopted Corporate Governance Guidelines. A copy of these Corporate Governance Guidelines can be found in the “Corporate Governance—Governance Documents” section of the “Investors & Media” page of Frequency’s website located at www.frequencytx.com, or by writing to the Corporate Secretary at 75 Hayden Avenue, Suite 300, Lexington, MA 02421. Among the topics addressed in the Corporate Governance Guidelines are:

- Board size, independence and qualifications	- Stock ownership
- Executive sessions of independent directors	- Board access to senior management
- Board leadership structure	- Board access to independent advisors
- Selection of new directors	- Board self-evaluations
- Director orientation and continuing education	- Board meetings
- Limits on board service	- Meeting attendance by directors and non-directors
- Change of principal occupation	- Meeting materials
- Term limits	- Board committees, responsibilities and independence
- Director responsibilities	- Succession planning
- Director compensation	- Risk management

Board Leadership Structure

Frequency’s Corporate Governance Guidelines provide the Frequency board of directors with flexibility to combine or separate the positions of Chair of the Frequency board of directors and Chief Executive Officer in accordance with its determination that utilizing one or the other structure would be in the best interests of Frequency and the stockholders. If the Chair of the Frequency board of directors is a member of management or does not otherwise qualify as independent, the Corporate Governance Guidelines allow for the appointment by the independent directors of a lead independent director. The lead independent director’s responsibilities include, but are not limited to: presiding over all meetings of the Frequency board of directors at which the Chair of the Frequency board of directors is not present, including any executive sessions of the independent directors; approving Frequency board of directors meeting schedules and agendas; and acting as the liaison between the independent directors and the Chief Executive Officer and Chair of the Frequency board of directors. The Corporate Governance Guidelines provide that, at such times as the Chair of the Frequency board of directors qualifies as independent, the Chair of the Frequency board of directors will serve as lead independent director.

Frequency currently does not have a Chair of the Frequency board of directors. Mr. Barberich serves as Vice Chair of the Frequency board of directors, a position specified in the Amended and Restated Bylaws, and presides at all meetings of the Frequency board of directors and fulfills all duties that would be required of the Chair of the Frequency board of directors. Mr. Lucchino serves as the Chief Executive Officer and President.

The Frequency board of directors believes the current leadership structure of Chief Executive Officer and Vice Chair of the Frequency board of directors being held by two separate individuals is in the best interests of Frequency and its stockholders and strikes the appropriate balance between the Chief Executive Officer’s responsibility for the strategic direction, day-to-day leadership and performance of Frequency and the Vice Chair of the Frequency board of directors’ responsibility to guide overall strategic direction of Frequency and provide oversight of the corporate governance and guidance to the Chief Executive Officer and to set the agenda for and preside over Frequency board of directors meetings. Frequency recognizes that different leadership structures may be appropriate for companies in different situations and believe that no one structure is suitable for all companies. Accordingly, the Frequency board of directors will continue to periodically review the leadership structure and make such changes in the future as it deems appropriate and in the best interests of Frequency and its stockholders.

Director Independence

Under the Corporate Governance Guidelines and the Nasdaq Stock Market listing rules, the Nasdaq rules, a director is not independent unless the Frequency board of directors affirmatively determines that he or she does not have a direct or indirect material relationship with Frequency or any of Frequency’s subsidiaries. In addition, the director must meet the bright-line tests for independence set forth by the Nasdaq rules.

The Frequency board of directors has undertaken a review of its composition, the composition of its committees and the independence of its directors and considered whether any director has a material relationship with Frequency that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the Frequency board of directors has determined that none of Timothy J. Barberich, Cynthia L. Feldmann, Michael Huang, Robert S. Langer, Sc.D., representing five of the five current directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” as that term is defined under the Nasdaq rules. The Frequency board of directors also determined that Joel S. Marcus was independent during the time he served on the Frequency board of directors in 2022 and 2023. In making this determination, the Frequency board of directors considered the relationships that each non-employee director has with Frequency and all other facts and circumstances the Frequency board of directors deemed relevant in determining their independence, including the director’s beneficial ownership of Frequency common stock and the relationships of Frequency’s non-employee directors with certain of the significant stockholders.

Board Committees

The Frequency board of directors has established three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of the Frequency board of directors when necessary to address specific issues. Each of the audit committee, the compensation committee and the nominating and corporate governance committee operates pursuant to a written charter.

Name	Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee
Timothy J. Barberich	X		Chair
Cynthia L. Feldmann	Chair
Michael Huang	X	Chair	X
Robert S. Langer, Sc.D.		X	X
David L. Lucchino

Audit Committee

The audit committee is responsible for, among other things:

•	appointing, approving the compensation of, and assessing the independence of the registered public accounting firm;

•	overseeing the work of the registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm the annual and quarterly financial statements and related disclosures;

•	coordinating the Frequency board of directors’ oversight of the internal control over financial reporting, disclosure controls and procedures and Code of Business Conduct and Ethics;

•	discussing Frequency’s risk management policies;

•	reviewing and approving or ratifying any related person transactions;

•

pre-approving all audit and non-audit services provided to Frequency by the independent auditor (other than those provided pursuant to appropriate pre-approval policies established by the committee or exempt from such requirement under SEC rules);

•

establishing procedures for the receipt, retention and treatment of complaints received by Frequency regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by Frequency’s employees of concerns regarding questionable accounting or auditing matters and, more generally, suspected violations of the Code of Business Conduct and Ethics; and

•	preparing the audit committee report required by SEC rules.

The audit committee currently consists of Cynthia L. Feldmann, Timothy J. Barberich and Michael Huang, with Ms. Feldmann serving as chair.

All members of the audit committee meet the requirements for financial literacy under the applicable Nasdaq rules and regulations. The Frequency board of directors has affirmatively determined that each member of the audit committee qualifies as “independent” under Nasdaq’s heightened standards and Rule 10A-3 of the Exchange Act, applicable to audit committee members, and that each member of the audit committee qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending for approval by the Frequency board of directors, the compensation of the Chief Executive Officer and the other executive officers;

•	overseeing and administering Frequency’s cash and the Plans;

•	reviewing and making recommendations to the Frequency board of directors with respect to director compensation;

•	reviewing and discussing annually with management the “Compensation Discussion and Analysis,” to the extent required; and

•	preparing the annual compensation committee report required by SEC rules, to the extent required.

The compensation committee may delegate its authority under its charter to one or more subcommittees as it deems appropriate from time to time as further described in its charter. The compensation committee may also delegate to one or more of the executive officers the authority to grant equity awards to certain employees, as further described in its charter and subject to the terms of the Plans and any such delegation.

The compensation committee currently consists of Timothy J. Barberich, Robert S. Langer, Sc.D., and Michael Huang, with Mr. Barberich serving as chair. The Frequency board of directors has determined that each of Mr. Barberich, Dr. Langer, and Mr. Huang qualifies as “independent” under Nasdaq’s heightened standards applicable to compensation committee members and that Messrs. Barberich and Huang are each a “non-employee director” as defined in Section 16b-3 of the Exchange Act.

The compensation committee has established a sub-committee comprised of “non-employee directors,” who review and approve equity compensation for the executive officers. This sub-committee currently consists of Timothy J. Barberich and Michael Huang.

The Chief Executive Officer makes recommendations to the compensation committee regarding the compensation of Frequency’s executive officers. The compensation committee has the authority to retain or obtain the advice of compensation consultants, legal counsel and other advisors to assist in carrying out its responsibilities. Before selecting any such consultant, counsel or advisor, the compensation committee reviews and considers the independence of such consultant, counsel or advisor in accordance with applicable Nasdaq rules. Frequency must provide appropriate funding for payment of reasonable compensation to any advisor retained by the compensation committee.

Compensation Consultant

In accordance with its authority to retain consultants and advisors described above, the compensation committee has engaged Pay Governance, LLC, or Pay Governance, to provide executive and director compensation consulting services to the compensation committee. In 2022, Pay Governance provided services to the compensation committee, which included providing information and data on current trends and developments in executive and director compensation, analyzing benchmarking data and evaluating Frequency’s peer group composition. Pay Governance reported directly to the compensation committee. However, certain of Frequency’s executive officers and other members of senior management consulted with Pay Governance with respect to assessments of executive and director compensation and related matters to be provided to the compensation committee. The compensation committee reviewed compensation assessments provided by Pay Governance comparing Frequency’s compensation to that of a group of peer companies within the industry and met with Pay Governance to discuss compensation of Frequency’s executive officers and to receive their input and advice. In addition to its consulting services related to the compensation and benefits of Frequency’s directors and officers in 2022, Pay Governance also provided benchmarking data related to the compensation and benefits of

Frequency’s employees in 2022. The fees for this additional data in 2022 were less than $120,000. The compensation committee evaluated whether any of the work performed by Pay Governance during 2022 raised any conflict of interest and determined that it did not.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for, among other things:

•	identifying individuals qualified to become members of the Frequency board of directors;

•	recommending to the Frequency board of directors the persons to be nominated for election as directors and to each committee of the Frequency board of directors;

•

developing and recommending to the Frequency board of directors corporate governance guidelines, and reviewing and recommending to the Frequency board of directors proposed changes to the corporate governance guidelines from time to time; and

•	overseeing a periodic evaluation of the Frequency board of directors.

The nominating and corporate governance committee currently consists of Michael Huang and Robert S. Langer, Sc.D., with Mr. Huang serving as chair.

Frequency Board of Directors and Committee Meetings and Attendance

During the year ended December 31, 2022, the Frequency board of directors met twelve times, the audit committee met five times, the compensation committee met four times, and the nominating and corporate governance committee met three times. Four of the five incumbent directors attended at least 75% of the total of the meetings of the Frequency board of directors and the committees on which he or she served as a member during the year ended December 31, 2022, except for Mr. Huang and Dr. Langer.

Executive Sessions

Executive sessions, which are meetings of the non-management members of the Frequency board of directors, are regularly scheduled throughout the year. In addition, at least twice a year, the independent directors meet in a private session that excludes management and any non-independent directors. At each of these meetings, the non-management and independent directors in attendance, as applicable, determine which member will preside at such session.

Director Attendance at Annual Meeting of Stockholders

Frequency does not have a formal policy regarding the attendance of members of the Frequency board of directors at the annual meetings of stockholders, but Frequency expects all directors to make every effort to attend any meeting of stockholders. Ms. Feldmann and Messrs. Barberich, Huang, Lucchino, and Marcus attended the Annual Meeting of Stockholders in 2022. Mr. Cohen did not attend the Annual Meeting of Stockholders in 2022 due to an illness.

Director Nominations Process

The nominating and corporate governance committee is responsible for recommending candidates to serve on the Frequency board of directors and its committees. In considering whether to recommend any particular candidate to serve on the Frequency board of directors or its committees or for inclusion in the Frequency board of directors’ slate of recommended director nominees for election at an annual meeting of stockholders, the nominating and corporate governance committee considers the criteria set forth in the Corporate Governance Guidelines. Specifically, the nominating and corporate governance committee may take into account many factors, including: personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company; strong finance experience; relevant social policy concerns; experience relevant to Frequency’s industry; experience as a board member or executive officer of another publicly held company; relevant academic expertise or other proficiency in an area of Frequency’s operations; diversity of expertise and experience in substantive matters pertaining to Frequency’s business relative to other board members; diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience; practical and mature business judgment, including, but not limited to, the ability to make independent analytical inquiries; and any other relevant qualifications, attributes or skills. In determining whether to recommend a director for re-election, the nominating and corporate governance committee may also consider the director’s past attendance at meetings and participation in and contributions to the activities of the Frequency board of directors.

Frequency does not have a formal policy with regard to the consideration of diversity in identifying director nominees. The Frequency board of directors evaluates each individual in the context of the Frequency board of directors as a whole, with the objective of assembling a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

In identifying prospective director candidates, the nominating and corporate governance committee may seek referrals from other members of the Frequency board of directors, management, stockholders and other sources, including third party recommendations. The nominating and corporate governance committee also may, but need not, retain a search firm in order to assist it in identifying candidates to serve as directors of Frequency. The nominating and corporate governance committee uses the same criteria for evaluating candidates regardless of the source of the referral or recommendation. When considering director candidates, the nominating and corporate governance committee seeks individuals with backgrounds and qualities that, when combined with those of the incumbent directors, provide a blend of skills and experience to further enhance the Frequency board of directors’ effectiveness. In connection with its annual recommendation of a slate of nominees, the nominating and corporate governance committee also may assess the contributions of those directors recommended for re-election in the context of the Frequency board of directors evaluation process and other perceived needs of the Frequency board of directors.

The director nominee to be elected at the Frequency Annual Meeting was recommended by the nominating and corporate governance committee, and evaluated in accordance with the standard review process for director candidates in connection with their initial appointment and their nomination for election at the Frequency Annual Meeting. When considering whether the directors and nominee have the experience, qualifications, attributes and skills, taken as a whole, to enable the Frequency board of directors to satisfy its oversight responsibilities effectively in light of the business and structure, the Frequency board of directors focused primarily on the experience described in each of the member’s biographical information set forth above. Frequency believes that the directors provide an appropriate mix of experience and skills relevant to the size and nature of the business. This process resulted in the Frequency board of directors’ nomination of the incumbent director named in this proxy statement/prospectus and proposed for election by you at the Frequency Annual Meeting.

The nominating and corporate governance committee will consider director candidates recommended by stockholders, and such candidates will be considered and evaluated under the same criteria described above. Any recommendation submitted to Frequency should be in writing and should include any supporting material the stockholder considers appropriate in support of that recommendation, but must include information that would be required under the rules of the SEC to be included in a proxy statement/prospectus soliciting proxies for the election of such candidate and a written consent of the candidate to serve as one of Frequency’s directors if elected and must otherwise comply with the requirements under the Amended and Restated Bylaws for stockholders to recommend director nominees. Stockholders wishing to propose a candidate for consideration may do so by submitting the above information to the attention of the Corporate Secretary at Frequency Therapeutics, Inc., 75 Hayden Avenue, Suite 300, Lexington, MA 02421. All recommendations for nominations received by the Corporate Secretary that satisfy the Amended and Restated Bylaws’ requirements relating to such director nominations will be presented to the nominating and corporate governance committee for its consideration. Stockholders also must satisfy the notification, timeliness, consent and information requirements set forth in the Amended and Restated Bylaws. These timing requirements are also described under the caption “Stockholder Proposals and Director Nominations.”

Board Diversity Matrix

The table below provides certain self-identified characteristics of the current directors, in accordance with Nasdaq Rule 5606.

Board Diversity Matrix (As of August 31, 2023)
Total number of directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4
Part II: Demographic Background
African American or Black
Alaskan Native or Native American
Asian		1
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White	1	3
Two or More Races or Ethnicities
LGBTQ+
Did Not Disclose Demographic Background

Board Role in Risk Oversight

The Frequency board of directors has overall responsibility for risk oversight, including, as part of regular Frequency board of directors and committee meetings, general oversight of executives’ management of risks relevant to Frequency. A fundamental part of risk oversight is not only understanding the material risks a company faces and the steps management is taking to manage those risks, but also understanding what level of risk is appropriate for Frequency. The involvement of the Frequency board of directors in reviewing the business strategy is an integral aspect of the Frequency board of directors’ assessment of management’s tolerance for risk and its determination of what constitutes an appropriate level of risk for Frequency. While the Frequency board of directors has overall responsibility for risk oversight, it is supported in this function by its audit committee, compensation committee and nominating and corporate governance committee. Each of the committees regularly reports to the Frequency board of directors.

The audit committee assists the Frequency board of directors in fulfilling its risk oversight responsibilities by periodically reviewing the accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls, Frequency’s compliance with legal and regulatory requirements and its enterprise risk management program. Through its regular meetings with management, including the finance, legal, tax, compliance, and information technology functions, the audit committee reviews and discusses significant areas of the business and summarizes for the Frequency board of directors areas of risk and the appropriate mitigating factors. The compensation committee assists the Frequency board of directors by overseeing and evaluating risks related to Frequency’s compensation structure and compensation programs. The nominating and corporate governance committee assists the Frequency board of directors by overseeing and evaluating programs and risks associated with the independence of the Frequency board of directors and potential conflicts of interest. In addition, the Frequency board of directors receives periodic detailed operating performance reviews from management.

Committee Charters and Corporate Governance Guidelines

The Corporate Governance Guidelines, charters of the audit committee, compensation committee and nominating and corporate governance committee, and other corporate governance information are available in the “Corporate Governance—Governance Documents” section of the “Investors & Media” page of Frequency’s website located at www.frequencytx.com, or by writing to Frequency’s Corporate Secretary at the offices at 75 Hayden Avenue, Suite 300, Lexington, MA 02421.

Code of Business Conduct and Ethics

Frequency has adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that applies to all of the directors, officers and employees, including the principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the Code of Conduct is available under the “Corporate Governance—Governance Documents” section of the “Investors & Media” page of Frequency’s website located at www.frequencytx.com, or by writing to Frequency’s Corporate Secretary at the offices at 75 Hayden Avenue, Suite 300, Lexington, MA 02421.

Frequency intends to disclose on its website any amendment to, or waiver from, a provision of the Code of Conduct that applies to directors and executive officers and that is required to be disclosed pursuant to the rules of the SEC and the Nasdaq rules.

Anti-Hedging Policy

The Frequency board of directors has adopted an Insider Trading Compliance Policy, which applies to all of the directors, officers and employees. The policy prohibits the directors, officers and employees from engaging in hedging or monetization transactions, such as zero-cost collars and forward sale contracts; short sales; and transactions in publicly traded options, such as puts, calls and other derivatives involving Frequency’s equity securities.

Stockholder Communications with the Frequency Board of Directors

Any stockholder or any other interested party who desires to communicate with the Frequency board of directors, non-management directors or any specified individual director, may do so by directing such correspondence to the attention of Frequency’s Corporate Secretary at Frequency Therapeutics, Inc., 75 Hayden Avenue, Suite 300, Lexington, MA 02421. The Corporate Secretary will forward the communication to the appropriate director or directors.

FREQUENCY EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for Frequency’s executive officers who are named in the 2022 Summary Compensation Table below. In 2022, Frequency’s “named executive officers” and their positions were:

•	David L. Lucchino, President and Chief Executive Officer;

•	Carl P. LeBel, Former Chief Development Officer; and

•	Christopher R. Loose, Former Chief Scientific Officer.

Dr. LeBel ceased to be an employee in March 2023 and Dr. Loose ceased to be an employee in July 2023.

2022 Summary Compensation Table

Name and principal position	Year	Salary ($)	Stock awards ($)(1)	Option awards ($)(2)	Non-equity incentive plan compensation ($)(3)	All other compensation ($)(4)	Total ($)
David L. Lucchino	2022	630,000	1,209,000	927,028	378,000	15,250	3,159,278
President and Chief Executive Officer	2021	600,000	—	4,883,032	324,000	14,500	5,821,532
Carl P. LeBel	2022	480,344	604,500	254,472	192,138	15,250	1,546,704
Former Chief Development Officer	2021	461,869	286,200	1,831,138	157,035	14,500	2,750,743
Christopher R. Loose Former Chief Scientific Officer	2022	480,344	604,500	226,580	192,138	15,250	1,518,812

(1)

Amounts represent the full grant date value of Frequency Restricted Stock Units issued during the given year, computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. With respect to the Frequency Performance Stock Units, the grant date fair value is reported based on the probable outcome of the performance conditions as of the grant date, which is $0. The maximum potential value as of the grant date of the Frequency Performance Stock Units is $420,000 for Mr. Lucchino and $280,000 for Drs. LeBel and Loose. These amounts do not reflect the extent to which the named executive officer realized or will realize an actual financial benefit from the awards.

(2)

Amounts represent the incremental fair value expensed in connection with the repricing of Frequency Options held by the named individual that was approved in August 2022, computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual.

(3)

Amounts represent incentive compensation awarded in recognition of individual and company performance under Frequency’s annual incentive compensation program. Refer to “2022 Bonuses” below for additional information regarding 2022 awards.

(4)	Amounts represent employer contributions to Frequency’s 401(k) plan for each of Frequency’s named executive officers.

Narrative to 2022 Summary Compensation Table

Frequency’s executive compensation program is designed to align compensation with business objectives and the creation of stockholder value, while also enabling Frequency to attract, motivate and retain individuals who contribute to its long-term success. For 2022, the compensation of Frequency’s named executive officers primarily consisted of a base salary, an annual cash incentive bonus opportunity, equity compensation in the form of Frequency Restricted Stock Units, and health and welfare benefits. Pursuant to their employment agreements, during 2022, Frequency’s named executive officers were also eligible to receive certain payments and benefits upon a termination of employment under certain circumstances.

2022 Salaries

Each of the named executive officers receives a base salary to provide a fixed component of compensation intended to reflect the executive’s skill set, experience, role and responsibilities. Annual base salaries are reviewed periodically by the compensation committee and the Frequency board of directors. Effective January 1, 2022, the compensation committee approved an increase in the base salary for Mr. Lucchino from $600,000 to $630,000, for Dr. LeBel from $461,869 to $480,344, and for Dr. Loose from $461,869 to $480,344.

2022 Bonuses

Frequency offers its named executive officers the opportunity to earn annual performance bonuses to compensate them for attaining short-term company and individual goals established by the Frequency board of directors. Each named executive officer has an established target annual performance bonus amount, expressed as a percentage of the named executive officer’s annual base salary. The target bonus amounts for Mr. Lucchino, Dr. LeBel, and Dr. Loose in 2022 were 60%, 40%, and 40%, respectively.

In January 2023, the compensation committee evaluated the current named executive officers’ performance against the relevant bonus goals and approved the amounts earned by Frequency’s named executive officers under Frequency’s annual bonus program for 2022 and included above in the 2022 Summary Compensation Table. Mr. Lucchino, Dr. LeBel, and Dr. Loose met their target bonus, earning amounts based on the performance of Frequency in 2022, as determined by the compensation committee. Specifically, the compensation committee considered, among other things, Frequency’s completion of enrollment in a Phase 2b study of FX-322, initiation of a Phase 1b study of FX-345, and progress in the preclinical program for remyelination in multiple sclerosis.

Equity Compensation

Although Frequency’s does not have a formal policy with respect to the grant of equity incentive awards to its executive officers, including Frequency’s named executive officers, or any formal equity ownership guidelines applicable to them, Frequency believes that equity grants provide its executive officers with a strong link to Frequency’s long-term performance, create an ownership culture and help to align the interests of its executive officers and its stockholders. In addition, Frequency believes that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes its executive officers to remain in Frequency’s employment during the vesting period. Accordingly, the Frequency board of directors periodically reviews the equity incentive compensation of its executives, including its named executive officers, and from time to time may grant equity incentive awards to them. To date, Frequency’s equity awards have been made in the form of Frequency Options, Frequency Restricted Stock Units, and Frequency Performance Stock Units.

During the fiscal year ended December 31, 2022, Frequency granted Frequency Restricted Stock Units and Frequency Performance Stock Units to each of its named executive officers, as shown in more detail in the “Outstanding Equity Awards at 2022 Fiscal Year-End” table below. The time-based restricted stock units were granted in February 2022 and consist of 300,000 restricted stock units granted to Mr. Lucchino, and 150,000 restricted stock units granted to each of Dr. LeBel and Dr. Loose. The Frequency Restricted Stock Units vest in one installment on July 4, 2023, subject to the applicable executive’s continued employment with Frequency. The Frequency Performance Stock Units were granted in April 2022 and consist of 300,000 restricted stock units granted to Mr. Lucchino, and 200,000 restricted stock units granted to each of Drs. LeBel and Loose. The Frequency Performance Stock Units generally vest upon a determination by the Frequency board of directors of the completion of a bona fide, third-party security financing transaction in which Frequency receives gross proceeds of at least $25 million that occurs on or before December 31, 2023, subject to the applicable executive’s continued employment through such vesting date.

In addition, on August 17, 2022, the Frequency board of directors approved the repricing of all Frequency Options granted under the 2019 Plan that were held by then current employees, executives, directors, and consultants for which the exercise price per share was greater than the closing price per share of the Frequency common stock on August 17, 2022 by reducing the exercise price of each such Frequency Option to $2.14, the closing price per share of the Frequency common stock on August 17, 2022.

Other Elements of Compensation

Retirement Plan

Frequency maintains a 401(k) retirement savings plan, or the 401(k) Plan, for its employees including its named executive officers, who satisfy certain eligibility requirements. Frequency’s named executive officers are eligible to participate in the 401(k) Plan on the same terms as other full-time employees. Under this plan, during 2022 Frequency matched 100% of the first 5% of participants’ contributions. Frequency believes that providing a vehicle for tax-deferred retirement savings though its 401(k) Plan adds to the overall desirability of its executive compensation package and further incentivizes its employees, including its named executive officers, in accordance with its compensation policies.

Health and Welfare Plans

During their employment, Frequency’s named executive officers are eligible to participate in Frequency’s employee benefit plans and programs, including medical, dental and vision benefits, to the same extent as its other full-time employees, subject to the terms and eligibility requirements of those plans.

Outstanding Equity Awards at 2022 Fiscal Year-End

			Frequency Option Awards					Stock Awards
Name	Grant Date		Number of securities underlying unexercised Frequency Options (#) exercisable	Number of securities underlying unexercised Frequency Options (#) unexercisable	Frequency Option exercise price ($) (1)	Frequency Option Expiration Date	Number of Shares or Units of Stock that have not Vested(#)	Market Value of Shares or Units of Stock that have not Vested ($) (2)
David L. Lucchino	4/11/2022	(5)					300,000	1,155,000
	2/17/2022	(6)					300,000	1,155,000
	1/15/2021	(7)	95,831	104,169	2.14	1/14/2031
	2/12/2020	(8)	176,820	65,680	2.14	2/11/2030
	10/2/2019	(9)	565,576	148,837	2.14	10/1/2029
	4/17/2019	(10)	435,113	9,258	3.37	4/16/2029
	4/17/2019		192,722		3.37	4/16/2029
Carl P. LeBel (3)	4/11/2022	(5)					200,000	770,000
	2/17/2022	(6)					150,000	577,500
	1/15/2021	(7)	35,936	39,064	2.14	1/14/2031
	2/12/2020	(8)	41,926	15,574	2.14	2/11/2030
	10/2/2019	(9)	141,658	37,279	2.14	10/1/2029
	4/17/2019	(10)	99,806	2,124	3.37	4/16/2029
	4/17/2019		47,110		3.37	4/16/2029
	3/12/2018		133,620		0.61	3/11/2028
Christopher R. Loose(4)	4/11/2022	(5)					200,000	770,000
	2/17/2022	(6)					150,000	577,500
	1/15/2021	(7)	33,541	36,459	2.14	1/14/2031
	2/12/2020	(8)	41,926	15,574	2.14	2/11/2030
	10/2/2019	(9)	116,237	30,589	2.14	10/1/2029
	4/17/2019	(10)	353,093	7,513	3.37	4/16/2029
	4/17/2019		128,482		3.37	4/16/2029
	5/22/2018		207,570		0.61	5/21/2028
	6/29/2017		46,396		0.61	6/28/2027

(1)	All Frequency Options issued under the 2019 Plan with an exercise price greater than $2.14 were repriced on August 17, 2022 as approved by the Frequency board of directors.
(2)	Market value based on the closing price of the Frequency common stock as of December 30, 2022 of $3.85 per share, the last trading day in 2022.
(3)	Dr. LeBel, Frequency’s former Chief Development Officer, terminated employment with Frequency on March 31, 2023.
(4)

Dr. Loose, Frequency’s former Chief Scientific Officer, terminated employment with Frequency on July 28, 2023. In connection with Dr. Loose’s separation agreement, among other things, Dr. Loose’s unvested Frequency Options and Frequency Restricted Stock Units will remain outstanding and eligible to vest if the Merger closes and becomes effective on or before December 31, 2023.

(5)

The Frequency Performance Stock Units vest in one installment upon a determination by the Frequency board of directors of the completion of a bona fide, third-party security financing transaction in which Frequency receives gross proceeds of at least $25 million that occurs on or before December 31, 2023. Dr. Loose forfeited his Frequency Performance Stock Units in connection with his termination on July 28, 2023.

(6)	The Frequency Restricted Stock Units vest in one installment on July 4, 2023, subject to continued employment through the applicable vesting date.
(7)	The Frequency Option vests in 48 equal monthly installments beginning on February 1 of the year of grant, subject to continued employment through each applicable vesting date.

(8)	The Frequency Option vests in 48 equal monthly installments beginning on February 1 of the year of grant, subject to continued employment through each applicable vesting date.
(9)	The Frequency Option vests in 48 equal monthly installments beginning November 2 of the year of grant, subject to continued employment through each applicable vesting date.
(10)

The Frequency Option vests in 48 equal monthly installments beginning on February 1 of the year of grant, subject to continued employment through each applicable vesting date. The Frequency Option vests in full in the event of a change in control.

Executive Compensation Arrangements

Employment Agreements

Mr. Lucchino

Frequency entered into a second amended and restated executive employment agreement with Mr. Lucchino on September 20, 2019, pursuant to which Frequency employs Mr. Lucchino as its President and Chief Executive Officer. The employment agreement also provides for Mr. Lucchino to serve as a member of the Frequency board of directors for as long as he is employed as its Chief Executive Officer. The employment agreement has an indefinite term.

The employment agreement provides for an annual base salary of $525,000, which was increased to $630,000 effective January 1, 2022, and for a target annual performance bonus equal to 55%, which was increased to 60% effective January 1, 2021, of Mr. Lucchino’s annual base salary to be based on the attainment of predetermined performance objectives agreed upon between Mr. Lucchino and the Frequency board of directors. In the event of certain corporate transactions, including a spin-off of assets or a restructuring, Mr. Lucchino is entitled to the same relative ownership percentage in the resulting entity or entities as he had in Frequency immediately before the corporate transaction. If a “change in control” (as such term is defined in his employment agreement) occurs, all of Mr. Lucchino’s time-based equity awards will accelerate and vest.

If Frequency terminates Mr. Lucchino’s employment without “cause”, he resigns for “good reason” or his employment terminates as a result of “disability” (as such terms are defined in the employment agreement) or death, subject to his execution and non-revocation of a release in favor of Frequency, he is entitled to receive the following termination payments: (i) twelve months’ base salary, (ii) 100% of his target annual bonus and (iii) a pro-rated portion of his annual target bonus based on the portion of the year he was employed. The payments under clauses (i)-(iii) are payable in a single lump sum on the first payroll date following the 60th day after his termination of employment. Mr. Lucchino may also receive up to twelve months’ continued coverage, at Frequency’s expense, under COBRA, if he elects such continued coverage. In addition to the termination payments, all time-based equity awards granted to Mr. Lucchino will accelerate and vest as to the number of shares that would have vested had he remained employed for an additional six months following his date of termination. If such a qualifying termination occurs following a “change in control”, subject to his execution and non-revocation of a release, Mr. Lucchino will be entitled to receive the same termination payments except (i) the severance payment will be equal to eighteen months’ base salary and (ii) all equity awards held by Mr. Lucchino will accelerate and vest (including performance vesting awards, which will vest at target level of achievement).

Mr. Lucchino is also party to restrictive covenant agreements, pursuant to which he has agreed to refrain from competing with Frequency or soliciting its customers or employees during his employment and for one year following termination of his employment and from disclosing Frequency’s proprietary information during or at any time following his employment.

Dr. LeBel

Frequency entered into an employment agreement with Dr. LeBel on September 19, 2019, pursuant to which Frequency employed Dr. LeBel as its Chief Development Officer. The employment agreement for Dr. LeBel provided for an annual salary of $425,000, which was increased to $480,344 effective January 1, 2022, with a target annual performance bonus equal to 40% of his base salary based on the attainment of predetermined individual and company performance objectives determined by the Frequency board of directors.

Under Dr. LeBel’s employment agreement, if Frequency terminated Dr. LeBel’s employment without “cause” or he resigned for “good reason” (as such terms were defined in the employment agreement), subject to his execution and non-revocation of a release in favor of Frequency, he was entitled to receive the following termination payments: (i) twelve months’ continued base salary in equal installments following his termination, (ii) 100% of his target annual bonus paid in a lump sum within 14 days following his execution of the release and (iii) if he makes an election, up to twelve months continued coverage under COBRA, with Frequency paying the same portion of the COBRA premiums as it pays for active employees. If such a qualifying termination occurred within 12 months following a “change in control” (as defined in his employment agreement), Dr. LeBel’s equity awards would accelerate and vest.

Dr. LeBel is party to restrictive covenant agreements, pursuant to which he agreed to refrain from competing with Frequency or soliciting its customers or employees during his employment and for one year following termination of his employment and from disclosing Frequency’s proprietary information during or at any time following his employment.

On March 23, 2023, Frequency entered into a separation agreement with Dr. LeBel pursuant to which, in exchange for a general release of claims in favor of Frequency and its affiliates, he is entitled to receive the severance payments and benefits provided under his employment agreement.

Dr. Loose

Frequency entered into an amended and restated employment agreement with Dr. Loose on September 20, 2019, pursuant to which Frequency employed Dr. Loose as its Chief Scientific Officer. The employment agreement had an indefinite term.

The employment agreement for Dr. Loose provided for an annual base salary of $425,000, which was increased to $480,344 effective January 1, 2022, and a target annual performance bonus equal to 40% of his base salary, and is based on the attainment of predetermined individual and company performance objectives agreed upon between Dr. Loose and Frequency.

In the event Frequency terminates Dr. Loose’s employment without “cause” or he resigns for “good reason” (as such terms are defined in the employment agreement), subject to his execution and non-revocation of a release in favor of Frequency, he is entitled to receive the following termination payments: (i) 12 months’ continued base salary in equal installments following his termination, (ii) 100% of his target annual bonus paid in a lump sum within 14 days following his execution of the release and (iii) if he makes an election, up to twelve months continued coverage under COBRA, with Frequency paying the same portion of the COBRA premiums as it pays for active employees. If such a qualifying termination occurs within twelve months following a “change in control” (as defined in his employment agreement), Dr. Loose’s equity awards will accelerate and vest.

Dr. Loose is party to restrictive covenant agreements, pursuant to which he has agreed to refrain from competing with Frequency or soliciting its customers or employees during his employment and for one year following termination of his employment and from disclosing Frequency’s proprietary information during or at any time following his employment.

On July 28, 2023, Frequency entered into a separation agreement with Dr. Loose pursuant to which, in exchange for a general release of claims in favor of Frequency and its affiliates, he is entitled to receive (i) continued payment of his base salary for a period of 12 months from July 28, 2023, (ii) continued group health plan coverage under COBRA for up to 12 months, with Frequency paying the portion of the premium that it would pay for active and similarly situated employees, (iii) $201,744.35, which is equal to 100% of his 2023 target bonus opportunity, and (iv) accelerated vesting of all of his unvested Frequency Options and Frequency Restricted Stock Units if the Merger closes and becomes effective on or before December 31, 2023.

Director Compensation

Effective on the initial public offering of Frequency common stock in October 2019, Frequency adopted and its stockholders approved a compensation program for Frequency’s non-employee directors under which each non-employee director receives the following amounts for their services on the Frequency board of directors:

•	an option to purchase 29,693 shares of Frequency common stock upon the director’s initial election or appointment to the Frequency board of directors,

•

if the director has served on the Frequency board of directors for at least six months as of the date of an annual meeting of stockholders, an option to purchase 14,846 shares of Frequency common stock on the date of the annual meeting,

•	an annual director fee of $35,000, and

•	if the director serves on a committee of the Frequency board of directors or in the other capacities stated below, an additional annual fee as follows:

•	chairman of the board, vice chairman of the board, or lead independent director, $30,000

•	chairman of the audit committee, $15,000,

•	audit committee member other than the chairman, $7,500,

•	chairman of the compensation committee, $10,000,

•	compensation committee member other than the chairman, $5,000,

•	chairman of the nominating and corporate governance committee, $8,000, and

•	nominating and corporate governance committee member other than the chairman, $4,000.

Frequency Options granted to Frequency’s non-employee directors under the program have an exercise price equal to the fair market value of Frequency common stock on the date of grant and expire not later than ten years after the date of grant. The Frequency Options granted upon a director’s initial election or appointment vest in 36 substantially equal monthly installments following the date of grant. The Frequency Options granted annually to directors vest in a single installment on the earlier of the day before the next annual meeting or the first anniversary of the date of grant. In addition, all unvested Frequency Options vest in full upon the occurrence of a change in control.

Director fees under the program are payable in arrears in four equal quarterly installments not later than the fifteenth day following the final day of each calendar quarter, provided that the amount of each payment is prorated for any portion of a quarter that a director is not serving as non-employee member of the Frequency board of directors.

Mr. Lucchino, Frequency’s President and Chief Executive Officer, serves on the Frequency board of directors but does not receive additional compensation for his service as a director. Refer to the discussion of named executive officer compensation elsewhere in this section for information regarding Mr. Lucchino’s 2022 compensation.

2022 Director Compensation Table

Name	Fees earned or paid in cash ($)	Frequency Option ($)(1)	All other compensation ($)(2)	Total ($)
Marc A. Cohen (3)	39,500	—	—	39,500
Robert S. Langer	44,000	29,322	60,000	133,322
Timothy J. Barberich	75,000	29,322	—	104,322
Michael Huang	58,921	29,322	—	88,243
Cynthia L. Feldmann	50,000	42,816	—	92,816

(1)

Amounts represent the full grant date fair value of Frequency Options issued during 2022, computed in accordance with ASC Topic 718, and the incremental fair value expensed in connection with the repricing of Frequency Options held by the Frequency directors that was approved in August 2022, computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. The assumptions used to calculate the grant date fair value of all Frequency Options made to the Frequency directors are set forth in the financial statements included in this proxy statement/prospectus.

(2)

Amounts represent consulting fees paid pursuant to a verbal consulting agreement with Frequency. The agreement entitles Dr. Langer to $5,000 in consulting fees per month until it is terminated either by Frequency upon six months’ notice or by Dr. Langer upon 30 days’ notice.

(3)	Mr. Cohen’s term on Frequency’s Board of Directors ended in June 2022.

The table below shows the aggregate numbers of Frequency Options held as of December 31, 2022 by each non-employee director who served on the Frequency board of directors in 2022. None of Frequency’s non-employee directors held unvested restricted shares as of December 31, 2022.

Name	Frequency Options outstanding at fiscal year end (exercisable)	Frequency Options outstanding at fiscal year end (unexercisable)
Marc A. Cohen	124,745	—
Robert S. Langer	372,234	14,846
Timothy J. Barberich	102.141	14,846
Michael Huang	29,692	14,846
Joel S. Marcus	29,692	14,846
Cynthia L. Feldmann	37,115	22,270

2022 Equity Compensation Plan Information

The following table provides information on Frequency equity compensation plans as of December 31, 2022.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Frequency Options, Warrants and Rights		Weighted- Average Exercise Price of Outstanding Frequency Options, Warrants, and Rights		Number of Securities Available for Future Issuance Under the Plans (excludes securities Reflected in first column) (1)
Equity compensation plans approved by security holders(2)	8,843,703	(3)	$2.35	(4)	2,213,743	(5)
Equity compensation plans not approved by security holders	—		—		—
Total	8,843,703		$2.35		2,213,743

(1)

Pursuant to the terms of the 2019 Plan, the number of shares of common stock available for issuance under the 2019 Plan automatically increases on each January 1 until and including January 1, 2029, by an amount equal to the lesser of: (a) 4% of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as is determined by the Frequency board of directors. Pursuant to the terms of the Frequency ESPP, the number of shares of common stock available for issuance under the Frequency ESPP automatically increases on each January 1 until and including January 1, 2029, by an amount equal to the lesser of: (a) 1% of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as is determined by the Frequency board of directors.

(2)	Consists of the 2014 Plan, the 2019 Plan, and the Frequency ESPP.
(3)

Includes 2,477,586 outstanding Frequency Options to purchase shares of common stock under the 2014 Plan, 3,264,467 outstanding Frequency Options to purchase common stock under the 2019 Plan and 3,101,650 Frequency Restricted Stock Units under the 2019 Plan, which includes 1,150,000 shares representing the maximum number of shares that may be issued subject to Frequency Performance stock Units under the 2019 Plan.

(4)

As of December 31, 2022, the weighted-average exercise price of outstanding Frequency Options under the 2014 Plan was $2.51 and the weighted-average exercise price per share of outstanding Frequency Options under the 2019 Plan was $2.22. Frequency Restricted Stock Units do not have an exercise price and were not included in calculating weighted average exercise prices.

(5)

As of December 31, 2022, a total of 2,213,743 shares of common stock were available for issuance, consisting of (a) 1,225,527 shares of common stock available for future issuance under the Frequency ESPP, none of which shares were subject to outstanding purchase rights under the Frequency ESPP, and (b) 988,216 shares of common stock available for future issuance under the 2019 Plan.

KORRO BIO EXECUTIVE AND DIRECTOR COMPENSATION

2022 Director Compensation Table

The following table presents the total compensation for each person who served as a non-employee director of the Korro Bio board of directors during 2022. Dr. Aiyar, Korro Bio’s Chief Executive Officer and President, did not receive any additional compensation from Korro Bio for his services on the Korro Bio board of directors. The compensation received by Dr. Aiyar as a named executive officer, or NEO, of Korro Bio is set forth below in “Executive Compensation Prior to the Merger—2022 Summary Compensation Table.”

Name	Fees Paid or Earned in Cash ($)	Total ($)
Nessan Bermingham(1)	250,000	250,000
Ali Behbahani(2)	—	—
Hannah Chang(2)	—	—
Jean-Francois Formela(2)	—	—
Omar Khwaja(3)	25,000	25,000

(1)

Dr. Bermingham’s cash fees are paid for his services as Chairman of the Korro Bio board of directors. As of December 31, 2022, Dr. Bermingham held options to purchase 1,349,645 shares of Korro Bio’s common stock and 202,150 shares of Korro Bio’s restricted stock.

(2)	As of December 31, 2022, none of Dr. Behbahani, Dr. Chang or Dr. Formela held any outstanding equity awards.
(3)	Dr. Khwaja’s cash fees are paid for his services on the Korro Bio board of directors. As of December 31, 2022, Dr. Khwaja held options to purchase 75,000 shares of Korro Bio’s common stock.

Executive Compensation Prior to the Merger

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “Korro Bio” refers to Korro Bio and its consolidated subsidiaries prior to the consummation of the Merger and to Korro Bio and its consolidated subsidiaries following the Merger. As an emerging growth company, Korro Bio has opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for its principal executive officer and its two other most highly compensated executive officers who will continue with the combined company.

This section discusses the material components of the executive compensation program offered to the executive officers of Korro Bio who would have been “named executive officers” for 2022 and who will serve as the executive officers of the combined company following the consummation of the Merger. Such executive officers consist of the following persons, referred to herein as Korro Bio’s NEOs:

•	Ram Aiyar, Korro Bio’s Chief Executive Officer and President; and

•	Vineet Agarwal, Korro Bio’s Chief Financial Officer.

Each of Korro Bio’s NEOs will serve the combined company in the same capacities after the consummation of the Merger. This discussion may contain forward-looking statements that are based on Korro Bio’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that Korro Bio adopts following the consummation of the Merger could vary significantly from Korro Bio’s historical practices and currently planned programs summarized in this discussion.

2022 Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by and paid to Korro Bio’s NEOs for services during 2022.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Nonequity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Ram Aiyar	2022	472,500	546,835	170,100	7,110	1,196,545
Chief Executive Officer
Vineet Agarwal	2022	404,250	88,676	127,339	8,743	629,008
Chief Financial Officer

(1)

The amounts reported represent the aggregate grant date fair value of the stock option awards granted to Korro Bio’s NEOs during 2022, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock option awards reported in this column are set forth in note 11 of Korro Bio’s financial statements included elsewhere in this proxy statement/prospectus. The amounts reported in this column reflect the accounting cost for these stock option awards and do not correspond to the actual economic value that may be received by Korro Bio’s NEOs upon the exercise of the stock option awards or any sale of the underlying shares of Korro Bio common stock.

(2)	Represents Korro Bio’s matching contributions to the NEO’s 401(k) account.

Narrative Disclosure to the 2022 Summary Compensation Table

2022 Base Salaries

Each of the NEOs’ base salary is a fixed component of annual compensation for performing specific duties and functions. Base salaries are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For the fiscal year ended December 31, 2022, the base salaries for Dr. Aiyar and Mr. Agarwal were $472,500 and $404,250, respectively.

2022 Annual Bonuses

During the year ended December 31, 2022, Dr. Aiyar and Mr. Agarwal were each eligible to earn an annual bonus based on Korro Bio’s performance. For the year ended December 31, 2022, the target annual bonuses for Dr. Aiyar and Mr. Agarwal were equal to 40% and 35%, respectively, of their applicable annual base salary.

Equity Incentive Compensation

In January 2019 Korro Bio’s board of directors adopted the Korro Bio 2019 Plan. Although Korro Bio does not have a formal policy with respect to the grant of equity incentive awards to Korro Bio’s executive officers, Korro Bio believes that equity awards provide Korro Bio’s executive officers with a strong link to Korro Bio’s long-term performance, create an ownership culture and help to align the interests of Korro Bio’s executives and Korro Bio’s stockholders. In addition, Korro Bio believes that equity awards with a time-based vesting feature promote executive retention because this feature incentivizes Korro Bio’s executive officers to remain in Korro Bio’s employment during the applicable vesting period. Accordingly, Korro Bio’s board of directors periodically reviews the equity incentive compensation of Korro Bio’s NEOs and from time to time may grant equity incentive awards to them. In 2022, Korro Bio granted options to Korro Bio’s NEOs with the aggregate grant date fair values set forth in the 2022 Summary Compensation Table above.

Perquisites

Korro Bio generally does not provide perquisites to Korro Bio’s employees, other than certain de minimis perquisites available to all of Korro Bio’s employees, including Korro Bio’s NEOs.

401(k) Plan

Korro Bio maintains the Korro Bio 401K Retirement Plan, a tax-qualified retirement plan that provides eligible employees, including the NEOs, with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual limits under the Code. Participants’ pre-tax or Roth contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Participants are immediately and fully vested in their contributions. Korro Bio matches each participant’s contribution up to a maximum of 3% of their eligible compensation with participants vesting immediately and fully in such matching contributions. Korro Bio’s 401(k) plan is intended to be qualified under Section 401(a) of the Code with its 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code.

Offer Letters and Employment Agreements with Korro Bio’s NEOs

Korro Bio has entered into offer letters with its NEOs, which were in effect in 2022 and are described below. However, Korro Bio intends to enter into new agreements with its NEOs following the Merger, which are further described below.

Ram Aiyar

On October 13, 2020, Korro Bio entered into an offer letter with Ram Aiyar, or the Aiyar Offer Letter, who currently serves as Korro Bio’s Chief Executive Officer. The Aiyar Offer Letter sets forth his initial annual base salary of $450,000, initial target bonus opportunity equal to 40% of Dr. Aiyar’s base salary, initial equity grant, and his eligibility to participate in Korro Bio’s employee benefit plans generally.

The Aiyar Offer Letter provides that in the event that Dr. Aiyar’s employment is terminated by Korro Bio without “cause” or by him for “good reason” (as such terms are defined in the Aiyar Offer Letter), in either case within three months before or 12 months following a change in control, or the Aiyar Change in Control Period, subject to Dr. Aiyar’s signing and complying with a separation agreement and release, Dr. Aiyar will be entitled to the following severance benefits: (i) a lump sum cash payment equal to sum of (x) 12 months of his then-current base salary (or the base salary in effect immediately prior to the change in control, if higher), plus (y) 100% of Dr. Aiyar’s target annual bonus for the year of termination, without regard to whether the metrics have been established or achieved for such year; (ii) if Dr. Aiyar elects COBRA health continuation, a monthly payment to the group health plan provider or the COBRA provider for up to 12 months, and (iii) 100% of all equity awards held by Dr. Aiyar will immediately accelerate in vesting and become fully exercisable or non-forfeitable.

In addition, in the event that Dr. Aiyar’s employment is terminated by Korro Bio without “cause” or by him for “good reason”, in either case outside the Aiyar Change in Control Period, subject to Dr. Aiyar’s signing and complying with a separation agreement and release, Dr. Aiyar will be entitled to the severance benefits as described in the preceding paragraph, payable in substantially equal installments over a 12-month period, provided that Dr. Aiyar will not be entitled to any acceleration of vesting of his equity awards and the target annual bonus described above will be prorated based on the date of termination.

Vineet Agarwal

On March 12, 2021, Korro Bio entered into an employment agreement with Vineet Agarwal, or the Agarwal Employment Agreement, who currently serves as Korro Bio’s Chief Financial Officer. The Agarwal Employment Agreement sets forth his initial annual base salary of $385,000, initial target bonus opportunity equal to 35% of Mr. Agarwal’s base salary, initial equity grant, and his eligibility to participate in Korro Bio’s employee benefit plans generally.

The Agarwal Employment Agreement provides that in the event that Mr. Agarwal’s employment is terminated by Korro Bio without “cause” or by him for “good reason” (as such terms are defined in the Agarwal

Employment Agreement), in either case within 12 months following a change in control, or the Agarwal Change in Control Period, subject to Mr. Agarwal’s signing and complying with a separation agreement and release, Mr. Agarwal will be entitled to the following severance benefits: (i) a lump sum cash payment equal to sum of (x) nine months of his then-current base salary (or the base salary in effect immediately prior to the change in control, if higher), plus (y) 100% of Mr. Agarwal’s target annual bonus for the year of termination, without regard to whether the metrics have been established or achieved for such year; (ii) if Mr. Agarwal elects COBRA health continuation, a monthly payment to the group health plan provider or the COBRA provider for up to nine months, and (iii) 100% of all equity awards subject to time-based vesting held by Mr. Agarwal will immediately accelerate in vesting and become fully exercisable or non-forfeitable.

In addition, in the event that Mr. Agarwal’s employment is terminated by Korro Bio without “cause” or by him for “good reason”, in each case outside the Agarwal Change in Control Period, subject to Mr. Agarwal’s signing and complying with a separation agreement and release, Mr. Agarwal will be entitled to the severance benefits as described in the preceding paragraph, payable in substantially equal installments over a nine-month period, provided that Mr. Agarwal will not be entitled to any acceleration of vesting of his equity awards and the target annual bonus described above will be prorated based on the date of termination.

New Employment Agreements for Korro Bio’s Named Executive Officers

Post-closing, the combined company intends to enter into new employment agreements with the executive officers of the combined company, including the Korro Bio named executive officers, the terms of which are described below.

The new employment agreements are anticipated to maintain the same severance pay and benefits as described above for a termination of employment by the combined company without “cause” or a resignation by the executive for “good reason” (as such terms will be defined in the employment agreement), in each case, outside of the change in control period, which will extend from three months prior to a change in control and end 12 months following a change in control, as “change in control” will be defined in the employment agreement. Such severance pay and benefits will continue to be subject to the delivery of and compliance with a fully effective separation agreement that shall include, without limitation, a release of claims, a reaffirmation of applicable restrictive covenants, and, in the combined company’s sole discretion, a one year post-employment noncompetition agreement.

The new employment agreements are anticipated to provide enhanced severance pay and benefits in the event the executive’s employment is terminated by the combined company without cause or the executive resigns for good reason, in each case, within the change in control period. Such enhanced severance pay and benefits are anticipated to consist of (i) a lump sum cash payment equal to the sum of (A) 12 months (18 months for Dr. Aiyar) of the executive’s then-current base salary (or the base salary in effect immediately prior to the change in control, if higher) plus (B) 1.0 times (1.5 times for Dr. Aiyar) the executive’s target annual bonus for the then current year, without regard to whether the metrics have been established or achieved for such year, (ii) subject to the executive’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, payment of the portion of the premium equal to the amount the combined company would have paid to provide health insurance had the executive remained employed by the combined company until the earliest of (A) 12 months (18 months for Dr. Aiyar) from the date of the executive’s separation, (B) the executive’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of the executive’s COBRA health continuation period, and (iii) accelerated vesting of the then-outstanding and unvested portion of the executive’s stock options and other stock-based awards that are subject to solely to time-based vesting (and, for Dr. Aiyar, any stock options and other stock-based awards that were granted to him prior to the effective date of his new employment agreement and that are subject to performance-based vesting). The severance pay and benefits described in this paragraph will be subject to the executive’s delivery of and compliance with a fully effective release of claims.

The payments and benefits to be provided under the new employment agreements in connection with a change in control may not be eligible for federal income tax deduction for the combined company pursuant to Section 280G of the Code. These payments and benefits may also be subject to an excise tax under Section 4999 of the Code. If the payments or benefits payable to the executive in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to him.

Each of Dr. Aiyar and Mr. Agarwal will continue to be subject to standard confidentiality and nondisclosure, assignment of intellectual property work product and post-termination nonsolicitation of employees, consultants and independent contractors covenants.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each of the NEOs as of December 31, 2022.

	Option Awards (1)
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Ram Aiyar	11/2/2020	(2)	1,428,018	1,313,777	0.58	12/1/2030
	1/27/2022	(2)	—	740,000	1.13	1/26/2032
Vineet Agarwal	5/11/2021	(2)	325,588	496,951	0.58	5/29/2031
	1/27/2022	(2)	—	120,000	1.13	1/26/2032

(1)	Each equity award is subject to the terms of the Korro Bio 2019 Plan.
(2)

1/4 of the shares subject to the stock option vest on the first anniversary of the vesting commencement date, and 1/48 of the shares subject to the stock option vest each month thereafter, in each case, subject to the NEO’s continuous service relationship with Korro Bio through each applicable vesting date. The stock option is also subject to certain acceleration of vesting provisions as provided in the applicable NEO’s offer letter or employment agreement, as applicable.

Employee Benefit and Equity Compensation Plans and Arrangements

Korro Bio 2019 Stock Incentive Plan

The Korro Bio 2019 Plan allows for the grant of incentive stock options to Korro Bio’s employees and any of Korro Bio’s parent or subsidiary corporations’ employees, and for the grant of nonqualified stock options, stock awards and restricted stock units awards to Korro Bio employees, officers, directors and consultants of Korro Bio and its parent or subsidiary corporations. The Korro Bio 2019 Plan will be assumed by Frequency in connection with the closing of the Merger, and the Korro Bio 2019 Plan will continue to govern awards granted thereunder that will be assumed by Frequency. However, if the 2023 Plan is approved by Frequency’s stockholders (Proposal No. 5), the combined company does not plan to grant any additional awards under the Korro Bio 2019 Plan following consummation of the Merger.

Under the Korro Bio 2019 Plan, Korro Bio reserved for issuance an aggregate of 15,048,960 shares of Korro Bio common stock. The number of shares of Korro Bio common stock reserved for issuance is subject to adjustment in the event of a stock dividend, stock split or combination of shares, recapitalization or other similar change affecting the outstanding Korro Bio common stock and no more than 15,048,960 shares may be issued pursuant to incentive stock options.

The Korro Bio 2019 Plan is administered by the Korro Bio board of directors or a committee appointed by it, referred to herein as the plan administrator. The plan administrator has full power to, among other things, select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to accelerate the time at which a Korro Bio stock award may be exercised or vest, to amend the Korro Bio 2019 Plan and to determine the specific terms and conditions of each award, subject to the provisions of the Korro Bio 2019 Plan.

The plan administrator may, with consent of affected option holders, effect repricing through cancellation of outstanding stock options and by granting such holders new awards in replacement of the cancelled options in accordance with the terms of the Korro Bio 2019 Plan.

Stock options may be granted under the Korro Bio 2019 Plan. The exercise price per share of all stock options must equal at least 100% of the fair market value per share of Korro Bio common stock on the date of grant. The term of a stock option may not exceed ten years. An incentive stock option granted to a participant who owns more than 10% of the total combined voting power of all classes of Korro Bio capital stock on the date of grant, or any parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of Korro Bio common stock on the date of grant. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or certain other property or other consideration acceptable to the plan administrator. After a participant’s termination of service, the participant generally may exercise their stock options, to the extent vested as of such date of termination, during a period of three months after termination of service. If a termination of service is due to death or disability, the option generally will remain exercisable, to the extent vested as of such date of termination, until the one-year anniversary of such termination of service. However, in no event may an option be exercised later than the expiration of its term. If a termination of service is for misconduct (as defined in an applicable award agreement), the stock option automatically expires upon the date of the termination of service.

Stock awards may be granted under the Korro Bio 2019 Plan. A stock award may be vested upon grant or may vest in one or more installments. The plan administrator determines the terms and conditions of stock awards, including the number of Korro Bio common stock shares granted, the vesting criteria (which may include specified performance criteria and/or continued service to Korro Bio) and the form of consideration payable for the shares (including cash, services, or any other valid consideration under Delaware law).

Restricted stock units may be granted under the Korro Bio 2019 Plan. A restricted stock unit is an award that covers a number of shares of Korro Bio common stock that will be settled upon vesting by the issuance of the underlying shares. The plan administrator determines the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include specified performance criteria and/or continued service to Korro Bio) and the form and timing of payment.

The Korro Bio 2019 Plan generally does not allow for the transfer or assignment of awards, other than at the discretion of the plan administrator, by gift to an immediate family member or to trusts for the benefit of family members.

In the event of certain changes in Korro Bio’s capitalization, the exercise prices of and the number of shares subject to outstanding awards, and the purchase price of and the numbers of shares subject to outstanding awards will be proportionately adjusted, subject to any required action by Korro Bio’s board of directors or stockholders.

The Korro Bio 2019 Plan provides that upon the effectiveness of a “change in control,” as defined in the Korro Bio 2019 Plan, the plan administrator may provide (i) that an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the Korro Bio 2019 Plan, (ii) all awards may be continued in full force and effect pursuant to the terms of the transaction, or (iii) that awards be replaced with a cash retention program of the acquiror that preserves the spread existing on the unvested shares subject to an award at the time of the transaction. To the extent that awards granted under the Korro Bio 2019 Plan are not assumed or continued or substituted by acquirer or the successor entity, all stock options and all other awards granted under the Korro Bio 2019 Plan shall automatically vest in full. In connection with the accelerated vesting of awards under the Korro Bio 2019 Plan upon a change in control, Korro Bio may make or provide for a cash payment equal to (A) in the case of options, the difference between (1) the fair market value of a share of Korro Bio common stock (as determined by the plan administrator) times the number of shares subject to the options being cancelled and (2) the aggregate exercise price of the options and (B) in the case of restricted stock and restricted stock unit awards, the fair market value of a share of Korro Bio common stock multiplied by the number of shares of stock subject to such stock awards (payable at the time of the change in control or upon any escrow, holdback or earn-out provided for in the definitive agreement effecting the change in control, as determined by the plan administrator).

As of December 31, 2022, options to purchase up to 9,280,477 shares of Korro Bio common stock were outstanding under the Korro Bio 2019 Plan.

Senior Executive Cash Incentive Bonus Plan

The combined company’s board intends to adopt a Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan will become effective following completion of the Merger and provide for cash bonus payments based upon the attainment of performance targets established by the combined company’s compensation committee. The performance targets may be related to financial and operational measures or objectives with respect to the combined company and/or any of its subsidiaries, or corporate performance goals, as well as individual performance objectives.

The combined company’s compensation committee may select corporate performance goals from among the following: developmental, publication, clinical or regulatory milestones; cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of the combined company’s common stock; economic value-added; acquisitions, licenses, or strategic transactions; financing or other capital raising transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; total shareholder return; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of the combined company’s common stock; bookings, new bookings or renewals; sales or market shares; number of prescriptions or prescribing physicians; coverage decisions; leadership development, employee retention, and recruiting and other human resources matters; operating income and/or net annual recurring revenue; or any other performance goal selected by the compensation committee, any of which may be (A) measured in absolute terms or compared to any incremental increase, (B) measured in terms of growth, (C) compared to another company or companies or to results of a peer group, (D) measured against the market as a whole and/or as compared to applicable market indices and/or (E) measured on a pre-tax or post-tax basis (as applicable).

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive officer at the beginning of each performance period. The corporate performance goals will be measured at the end of each performance period. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but no later than two and one-half months after the end of the fiscal year in which such performance period ends, unless otherwise determined by the compensation committee. Subject to the rights contained in any agreement between the executive officer and the combined company or unless otherwise determined by the compensation committee, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan will also permit the compensation committee to approve additional bonuses to executive officers in its sole discretion.

CERTAIN RELATED PERSON TRANSACTIONS OF FREQUENCY

Policies and Procedures Regarding Transactions with Related Persons

Frequency’s board of directors recognizes that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Frequency’s board of directors has adopted a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock listed on the Nasdaq. Frequency’s related person transaction policy requires that the audit committee approve or ratify related person transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K (which are transactions in which Frequency was or is to be a participant and the amount involved exceeds the lesser of (i) $120,000 or (2) one percent of the average of Frequency’s total assets at fiscal year-end for the last two completed fiscal years, and in which any “related person” as defined under Item 404(a) of Regulation S-K had or will have a direct or indirect material interest). It is Frequency’s policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest. Each of the transactions described below entered into following the adoption of Frequency’s related person transaction policy was approved in accordance with such policy.

Certain Related Person Transactions

Leases

In December 2016, Frequency entered into a lease for laboratory, office and storage facilities in Woburn, Massachusetts with ARE-MA Region No. 20, LLC, an entity affiliated with Alexandria. Joel S. Marcus, a former director of Frequency’s board of directors, is executive chairman of Alexandria. Under the lease, which was amended in November 2019, January 2020 and December 2020, and terminated in May 2021, Frequency paid monthly base rent and operating expenses. The total rent paid under this lease was $230 thousand and $0 for the years ended December 31, 2021 and 2022, respectively. There was also an early termination payment of $100 thousand in 2021.

Massachusetts Institute of Technology License Agreement

In December 2016, Frequency entered into the MIT License, with MIT. The patents in-licensed by Frequency from MIT pursuant to the MIT License claim inventions created by, among others, Robert S. Langer, one of the Frequency’s directors. Pursuant to MIT policy, inventors of intellectual property invented at MIT, including the inventors of patents licensed to Frequency under the MIT License, are entitled to a portion of the net royalty income derived by MIT from such inventions.

In July 2019, Frequency entered into the Astellas Agreement, under which Frequency granted Astellas an exclusive, royalty-bearing, sub-licensable, nontransferable license to certain patent rights to research, develop, manufacture, have manufactured, use, seek and secure regulatory approval for, commercialize, offer for sale, sell, have sold and import, and otherwise exploit licensed products containing both a GSK-3 inhibitor and an HDAC inhibitor, including the product candidate FX-322, outside of the United States. Pursuant to the Astellas Agreement, Frequency received an $80 million upfront payment in July 2019, or the Astellas Royalty Payment.

Pursuant to the MIT License Agreement, Frequency is obligated to pay royalties and a portion of sublicensing income to MIT. Frequency was required to pay MIT a royalty of $16 million on the $80 million Astellas Royalty Payment. Dr. Langer is entitled to receive a portion of the amounts Frequency pays to MIT under the MIT License, including the Astellas Royalty Payment and future milestone payments or royalties, if any, that Frequency may receive pursuant to the Astellas Agreement. Accordingly, Dr. Langer received $11 thousand and $6 thousand from MIT under the MIT Policy during the year ended December 31, 2021 and 2022, respectively. The MIT License Agreement has since been terminated.

Registration Rights

Frequency entered into a second amended and restated investors’ rights agreement, or the Investors’ Rights Agreement, in July 2019 with each holder of Frequency preferred stock, which included certain holders of more than 5% of Frequency common stock at the time and certain of Frequency’s directors and executive officers. The Investors’ Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (1) the shares of Frequency common stock issuable or issued upon the conversion of shares of Frequency convertible preferred stock, (2) any shares of Frequency common stock, or any common stock issued or issuable upon conversion and/or exercise of any of Frequency’s securities acquired by the parties after the date of the Investors’ Rights Agreement, and (3) any shares of Frequency common stock issued as a dividend or other distribution with respect to, or in exchange for, or in replacement of, the shares described in the foregoing clauses (1) and (2). The registration of shares of Frequency common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares under the Securities Act when the applicable registration statement is declared effective. Under the Investors’ Rights Agreement, Frequency will pay all expenses relating to such registrations, including the reasonable fees of one special counsel for the participating stockholders, and the stockholders will pay all underwriting discounts and commissions relating to the sale of their shares. The Investors’ Rights Agreement also includes customary indemnification and procedural terms.

Form S-1 registration rights

If at any time the holders of at least 40% of the registrable securities request in writing that Frequency effects a registration with respect to at least 25% of such registrable securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $10.0 million), Frequency is obligated to register their shares. Frequency is obligated to effect at most two registrations in response to these demand registration rights. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback registration rights

If at any time Frequency proposes to register any shares of Frequency common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their registrable securities in the registration. If Frequency’s proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 registration rights

If, at any time after Frequency becomes entitled under the Securities Act to register Frequency’s shares on a registration statement on Form S-3, the holders of the registrable securities request in writing that Frequency effects a registration with respect to registrable securities at an aggregate price to the public in the offering of at least $1,000,000, net of expenses borne by the holders, Frequency is obligated to effect such registration. Frequency is not obligated to effect more than one S-3 registration in any 12 month period.

Expenses and indemnification

Ordinarily, other than underwriting discounts and commissions, Frequency will be required to pay all expenses incurred by Frequency related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration, filing and qualification fees, printing and accounting fees, fees and disbursements of Frequency’s counsel, and reasonable fees and disbursements of a counsel for the selling securityholders. Additionally, Frequency has agreed to indemnify selling stockholders for damages, and any legal or other expenses reasonably incurred, arising from or based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement, an omission or alleged omission to state a material fact required to be stated in any registration statement or necessary to make the statements therein not misleading, or any violation or alleged violation by the indemnifying party of securities laws, subject to certain exceptions.

Termination of registration rights

The registration rights expire on the earlier of (1) the date that is five years after the closing of Frequency’s IPO and (2) with respect to each stockholder, at such time as such stockholder can sell all of its shares pursuant to Rule 144 of the Securities Act or another similar exemption under the Securities Act during any three month period without registration.

Indemnification agreements

Frequency enters into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require Frequency to indemnify each director and executive officer (and in certain cases their related venture capital funds) to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines, and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of Frequency, arising out of the person’s services as a director or executive officer.

CERTAIN RELATED PERSON TRANSACTIONS OF THE COMBINED COMPANY

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Korro Bio’s and Frequency’s directors and executive officers, including those discussed in the sections titled “Directors and Officers of Frequency Following the Merger,” “Korro Bio Executive and Director Compensation” and “Frequency Executive and Director Compensation,” the following is a description of each transaction involving Frequency since January 1, 2021, each transaction involving Korro Bio since January 1, 2021 and each currently proposed transaction in which:

•	either Korro Bio or Frequency has been or is to be a participant;

•

the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Korro Bio’s or Frequency’s total assets at year-end for the last two completed fiscal years, as applicable; and

•

in the case of Frequency, any of Frequency’s directors, executive officers or holders of more than 5% of Frequency’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest; and in the case of Korro Bio any of Korro Bio’s directors or executive officers who will become directors or executive officers of the combined company, or holders of more than 5% of Korro Bio’s capital stock who will become holders of more than 5% of the combined company’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Korro Bio Transactions

The following is a description of transactions or series of transactions since January 1, 2021, to which Korro Bio was or will be a party, in which:

•	the amount involved in the transaction exceeds, or will exceed, the lesser of $120,000 or 1% of the average of Korro Bio’s total assets for the last two completed fiscal years; and

•

in which any of Korro Bio’s directors or executive officers who will become directors or executive officers of the combined company, or holders of more than 5% of Korro Bio’s capital stock who will become holders of more than 5% of the combined company’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for Korro Bio named executive officers and directors are described elsewhere in this proxy statement/prospectus under “Korro Bio Executive and Director Compensation.”

Private Placements of Securities

Series A Convertible Preferred Stock Financing

In July 2021, Korro Bio sold an aggregate of 20,424,108 shares of Series A Preferred Stock at a purchase price of $2.24 per share for aggregate gross proceeds of $45.8 million. The following table summarizes purchases of Korro Bio’s Series A Preferred Stock by related persons:

Participant	Shares of Series A Preferred Stock	Total Cash Purchase Price ($)
Atlas Venture Fund XI, L.P. (1)	2,678,571	5,999,999
New Enterprise Associates 17, L.P. (2)	4,464,286	10,000,001
Platanus Investment LLC (3)	4,464,286	10,000,001
Qiming U.S. Healthcare Fund II, L.P. (4)	2,790,179	6,250,001
Citadel Multi-Strategy Equities Master Fund Ltd. (5)	2,232,143	5,000,000
Entities affiliated with Cormorant Asset Management LP (6)	2,232,143	5,000,000

(1)

Atlas Venture Fund XI, L.P., or Atlas, beneficially owns more than 5% of Korro Bio’s outstanding capital stock. Jean-François Formela is a Partner at Atlas and a member of Korro Bio’s board of directors.

(2)	New Enterprise Associates 17, L.P., or NEA, beneficially owns more than 5% of Korro Bio’s outstanding capital stock. Ali Behbahani is a Partner at NEA and a member of Korro Bio’s board of directors.
(3)	Platanus Investment LLC, or Platanus, beneficially owns more than 5% of Korro Bio’s outstanding capital stock. Hannah Chang is a Partner at Platanus and a member of Korro Bio’s board of directors.
(4)	Qiming U.S. Healthcare Fund II, L.P., or Qiming, beneficially owns more than 5% of Korro Bio’s outstanding capital stock and had a designee on Korro Bio’s board of directors.
(5)	Citadel Multi-Strategy Equities Master Fund Ltd. owns more than 5% of Korro Bio’s outstanding capital stock.
(6)	Entities affiliated with Cormorant Asset Management LP own more than 5% of Korro Bio’s outstanding capital stock.

Series B Convertible Preferred Stock Financing

In November 2021, December 2021 and March 2023, Korro Bio sold an aggregate of 43,085,531 shares of its Series B preferred stock at a purchase price of $2.61 and $2.78 per share for aggregate gross proceeds of $116.0 million. The following table summarizes purchases of Korro Bio’s Series B preferred stock by related persons:

Participant	Shares of Series B Preferred Stock	Total Purchase Price ($)
Atlas Venture Fund XI, L.P. (1)	3,064,273	8,250,001
New Enterprise Associates 17, L.P. (2)	2,971,416	8,000,000
Platanus Investment LLC (3)	1,764,279	4,750,002
Qiming U.S. Healthcare Fund II, L.P. (4)	1,114,281	3,000,000
Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund (5)	7,428,540	20,000,000
Invus Public Equities, L.P. (6)	5,571,405	15,000,000
Point72 Biotech Private Investments, LLC (7)	5,571,405	15,000,000
The Ram Aiyar Irrevocable Trust (8)	92,857	250,001
Entities affiliated with Fidelity Investments (9)	9,285,675	25,000,000
Citadel Multi-Strategy Equities Master Fund Ltd. (10)	835,710	2,249,998
Entities affiliated with Cormorant Asset Management LP (11)	835,710	2,249,998

(1)	Atlas beneficially owns more than 5% of Korro Bio’s outstanding capital stock. Jean-François Formela is a Partner at Atlas and a member of Korro Bio’s board of directors.
(2)	NEA beneficially owns more than 5% of Korro Bio’s outstanding capital stock. Ali Behbahani is a Partner at NEA and a member of Korro Bio’s board of directors.
(3)	Platanus beneficially owns more than 5% of Korro Bio’s outstanding capital stock. Hannah Chang is a Partner at Platanus and a member of Korro Bio’s board of directors.
(4)	Qiming beneficially owns more than 5% of Korro Bio’s outstanding capital stock and had a designee on Korro Bio’s board of directors.
(5)	Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund (“Eventide”) owns more than 5% of Korro Bio’s outstanding capital stock.
(6)	Invus Public Equities, L.P. owns more than 5% of Korro Bio’s outstanding capital stock.
(7)	Point72 Biotech Private Investments, LLC, or Point72, owns more than 5% of Korro Bio’s outstanding capital stock and had a designee on Korro Bio’s board of directors.
(8)	Ram Aiyar is the grantor of The Ram Aiyar Irrevocable Trust and an officer and member of Korro Bio’s board of directors.
(9)	Entities affiliated with Fidelity Investments own more than 5% of Korro Bio’s outstanding capital stock.
(10)	Citadel Multi-Strategy Equities Master Fund Ltd. owns more than 5% of Korro Bio’s outstanding capital stock.

(11)	Entities affiliated with Cormorant Asset Management LP own more than 5% of Korro Bio’s outstanding capital stock.

Korro Bio Pre-Closing Financing

In connection with the Merger Agreement, Korro Bio entered into a Subscription Agreement in July 2023 with certain investors to consummate the Pre-Closing Financing. Pursuant to the Subscription Agreement, the investors agreed to purchase shares of Korro Bio common stock, at a price of $2.78 per share, for aggregate gross proceeds of $117.3 million. The closing of the Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the Merger as well as certain other conditions. Seven of the investors or their affiliates are beneficial holders of more than 5% of Korro Bio’s capital stock, and the table below sets forth the number of shares of Korro Bio common stock expected to be purchased by such holders at the closing of the Pre-Closing Financing:

Participant	Shares of Korro Bio Common Stock	Total Purchase Price ($)
Atlas Venture Fund XI, L.P. (1)	3,597,122	9,999,999
New Enterprise Associates 17, L.P. (2)	3,597,122	9,999,999
Entities affiliated with Fidelity Investments (3)	5,395,683	14,999,999
Citadel Multi-Strategy Equities Master Fund Ltd.(4)	5,395,683	14,999,999
Platanus Investment LLC (5)	179,856	500,000
Qiming U.S. Healthcare Fund II, L.P. (6)	719,424	1,999,999
Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund (7)	3,597,122	9,999,999
Invus Public Equities, L.P (8)	2,877,698	8,000,000
Point72 Biotech Private Investments, LLC (9)	5,395,683	14,999,999
Entities affiliated with Cormorant Asset Management LP (10)	5,395,683	14,999,999

(1)	Atlas beneficially owns more than 5% of Korro Bio’s outstanding capital stock. Jean-François Formela is a Partner at Atlas and a member of Korro Bio’s board of directors.
(2)	NEA beneficially owns more than 5% of Korro Bio’s outstanding capital stock. Ali Behbahani is a Partner at NEA and a member of Korro Bio’s board of directors.
(3)	Entities affiliated with Fidelity Investments own more than 5% of Korro Bio’s outstanding capital stock.
(4)	Citadel owns more than 5% of Korro Bio’s outstanding capital stock.
(5)	Platanus beneficially owns more than 5% of Korro Bio’s outstanding capital stock. Hannah Chang is a Partner at Platanus and a member of Korro Bio’s board of directors.
(6)	Qiming beneficially owns more than 5% of Korro Bio’s outstanding capital stock and had a designee on Korro Bio’s board of directors.
(7)	Eventide owns more than 5% of Korro Bio’s outstanding capital stock.
(8)	Invus Public Equities, L.P. owns more than 5% of Korro Bio’s outstanding capital stock.
(9)	Point72 owns more than 5% of Korro Bio’s outstanding capital stock and had a designee on Korro Bio’s board of directors.
(10)	Entities affiliated with Cormorant Asset Management LP own more than 5% of Korro Bio’s outstanding capital stock.

Other Agreements with Korro Bio Stockholders

In connection with Korro Bio’s Series B convertible preferred stock financing, Korro Bio entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of Korro Bio preferred stock and certain holders of Korro Bio common stock. These stockholder agreements will terminate upon the closing of the Merger, except for the registration rights granted under Korro Bio’s investors’ rights agreement.

Indemnification Agreements

Korro Bio has entered into agreements to indemnify its directors and executive officers. These agreements will, among other things, require Korro Bio to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in Korro Bio’s right, on account of any services undertaken by such person on Korro Bio’s behalf or that person’s status as a member of Korro Bio’s board of directors to the maximum extent allowed under Delaware law.

Policies for Approval of Related Party Transactions

Korro Bio’s board of directors reviews and approves transactions with its directors, officers and holders of 5% or more of its voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to Korro Bio’s board of directors prior to their consideration of such transaction, and the transaction is not considered approved by the board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

FREQUENCY’S DESCRIPTION OF CAPITAL STOCK

Description of capital stock

General

The following description summarizes some of the terms of the Restated Certificate of Incorporation and Amended and Restated Bylaws of Frequency and of the DGCL. This description is summarized from, and qualified in its entirety by reference to, Frequency’s Restated Certificate of Incorporation and Amended and Restated Bylaws, each of which has been publicly filed with the SEC, as well as the relevant provisions of the DGCL.

Capital stock

Frequency’s authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Stockholders of Frequency common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by Frequency stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of Frequency stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matters. Frequency’s Restated Certificate of Incorporation and Amended and Restated Bylaws also provide that Frequency’s directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of its Restated Certificate of Incorporation. See below under “Anti-takeover effects of Delaware law and Frequency’s Restated Certificate of Incorporation and Amended and Restated Bylaws-Amendment of charter provisions.” Stockholders of common stock are entitled to receive proportionately any dividends as may be declared by its board of directors, subject to any preferential dividend rights of any series of preferred stock that Frequency may designate and issue in the future.

In the event of Frequency’s liquidation or dissolution, the holders of Frequency common stock are entitled to receive proportionately Frequency’s net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Frequency common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Frequency common stock are subject to, and may be adversely affected by, the rights of the stockholders of shares of any series of Frequency preferred stock that Frequency may designate and issue in the future.

Preferred Stock

Under the terms of Frequency’s Restated Certificate of Incorporation, Frequency’s board of directors is authorized to direct Frequency to issue shares of preferred stock in one or more series without stockholder approval. Frequency’s board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of Frequency preferred stock.

The purpose of authorizing Frequency’s board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of its outstanding voting stock.

Anti-takeover effects of Delaware law and Frequency’s Restated Certificate of Incorporation and Amended and Restated Bylaws

Some provisions of Delaware law, Frequency’s Restated Certificate of Incorporation and Frequency’s Amended and Restated Bylaws could make the following transactions more difficult: an acquisition of Frequency by means of a tender offer; an acquisition of Frequency by means of a proxy contest or otherwise; or the removal of Frequency’s incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in Frequency’s best interests, including transactions which provide for payment of a premium over the market price for Frequency’s shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Frequency to first negotiate with its board of directors.

Undesignated preferred stock

The ability of Frequency’s board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by Frequency’s board of directors could impede the success of any attempt to change control of Frequency. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Frequency.

Stockholder meetings

Frequency’s Amended and Restated Bylaws provide that a special meeting of stockholders may be called only by Frequency’s chairman of the board of directors, chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of Frequency’s board of directors.

Requirements for advance notification of stockholder nominations and proposals

Frequency’s Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of stockholder action by written consent

Frequency’s Restated Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting.

Staggered board

Frequency’s board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by its stockholders. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of Frequency, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of directors

Frequency’s Restated Certificate of Incorporation provides that no member of its board of directors may be removed from office by Frequency’s stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of Frequency common stock entitled to vote in the election of directors.

Stockholders not entitled to cumulative voting

Frequency’s Restated Certificate of Incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of Frequency common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of Frequency preferred stock may be entitled to elect.

Delaware anti-takeover statute

Frequency is subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of forum

Frequency’s Restated Certificate of Incorporation provides that, unless Frequency consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for: (1) any derivative action or proceeding brought on Frequency’s behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of Frequency’s directors, officers, employees or agents to Frequency or its stockholders; (3) any action asserting a claim against Frequency arising pursuant to any provision of the DGCL or Frequency’s Restated Certificate of Incorporation or Amended and Restated Bylaws; (4) any action to interpret, apply, enforce or determine the validity of Frequency’s Restated Certificate of Incorporation or Amended and Restated Bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Under Frequency’s Restated Certificate of Incorporation, this exclusive forum provision does not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder. Frequency’s Restated Certificate of Incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of its capital stock will be deemed to have notice of and to have consented to this choice of forum provision. Frequency’s Restated Certificate of Incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. It is possible that a court of law could rule that the choice of forum provision contained in Frequency’s Restated Certificate of Incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Amendment of charter provisions

The amendment of any of the above provisions, except for the provision making it possible for Frequency’s board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon. The provisions of Delaware law, Frequency’s Restated Certificate of Incorporation and Amended and Restated Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of its common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of Frequency’s board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

COMPARISON OF RIGHTS OF HOLDERS OF FREQUENCY CAPITAL STOCK AND KORRO BIO CAPITAL STOCK

If the Merger is completed, Korro Bio stockholders will receive shares of Frequency common stock, pursuant to the terms of the Merger Agreement. Immediately prior to the closing of the Merger, Frequency’s Restated Certificate of Incorporation will be amended to effect the Reverse Stock Split, as set forth in the form of Certificate of Amendment attached as Annex H to this proxy statement/prospectus. In addition, after the completion of the Merger, Frequency’s Restated Certificate of Incorporation will be amended to change its corporate name to “Korro Bio, Inc.”.

Frequency and Korro Bio are both incorporated under the laws of the State of Delaware. The rights of Frequency stockholders and Korro Bio stockholders are generally governed by the DGCL. Upon completion of the Merger, Korro Bio stockholders will become Frequency stockholders, and their rights will be governed by the DGCL, the Amended and Restated Bylaws of Frequency and the Restated Certificate of Incorporation of Frequency, as amended.

The material differences between the current rights of Korro Bio stockholders under the Korro Bio Amended and Restated Certificate of Incorporation and Bylaws and their rights as Frequency stockholders, after the Merger, under the Frequency Restated Certificate of Incorporation and the Amended and Restated Bylaws, both as will be in effect immediately following the completion of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Frequency or Korro Bio before the Merger and being an Frequency stockholder following the completion of the Merger.

Frequency	Korro Bio
Organizational Documents
The rights of Frequency stockholders are governed by Frequency’s Restated Certificate of Incorporation, Frequency’s Amended and Restated Bylaws and the DGCL.	The rights of Korro Bio stockholders are governed by Korro Bio’s amended and restated certificate of incorporation, as amended, Korro Bio’s bylaws and the DGCL.

Authorized Capital Stock

Frequency is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Frequency is authorized to issue is 210,000,000, of which 200,000,000 shares are common stock, par value $0.001 per share, and 10,000,000 shares are preferred stock, par value $0.001 per share. The number of authorized shares of Frequency preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of Frequency entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of Frequency entitled to vote,	Korro Bio is authorized to issue two classes of capital stock, which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Korro Bio is authorized to issue is 214,852,546, of which 117,138,030 shares are common stock, par value $0.001 per share, and 97,714,516 shares are preferred stock, par value $0.001 per share. The number of authorized shares of Korro Bio preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the Requisite Holders (as defined in Korro Bio’s amended and restated certificate of incorporation), and, under certain circumstances, (i) the number of authorized shares of Korro Bio’s Series B Preferred Stock may be increased or decreased only by the affirmative vote of the holders of at least a majority

Frequency	Korro Bio
irrespective of the provisions of Section 242(b)(2) of the DGCL.	of the outstanding shares of Series B Preferred Stock, and (ii) the number of authorized shares of Korro Bio’s Series A Preferred Stock may be increased or decreased only by the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the Requisite Holders (as defined in Korro Bio’s amended and restated certificate of incorporation) and the holders of a majority of capital stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Common Stock

Frequency’s authorized common stock consists of 200,000,000 shares of common stock. Each holder of a share of Frequency common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders, provided, however, that, except as otherwise required by law, holders of Frequency common stock will not be entitled to vote on any amendment to the Frequency’s Restated Certificate of Incorporation, as amended that relates solely to the terms of one or more outstanding series of Frequency preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Frequency’s Restated Certificate of Incorporation or the DGCL.

Korro Bio’s authorized common stock consists of 117,138,030 shares of common stock.

Each holder of a share of Korro Bio common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Preferred Stock

Frequency’s authorized preferred stock consists of 10,000,000 shares of preferred stock. No shares of Frequency preferred stock are currently outstanding.	Korro Bio’s authorized preferred stock consists of 97,714,516 shares of preferred stock, of which (a) 4,000,000 shares have been designated “Series Seed 1 Preferred Stock”, all of which are currently issued and outstanding, (b) 2,000,000 shares have been designated “Series Seed 2 Preferred Stock”, all of which are currently issued and outstanding, (c) 7,780,769 shares have been designated “Series Seed 3 Preferred Stock”, all of which are currently issued and outstanding, (d) 40,848,216 shares have been designated “Series A Preferred Stock”, all of which are currently issued and outstanding, (e) 22,222,223 shares have been designated “Series B-1 Preferred Stock”, all of which are currently issued and outstanding and (f) 20,863,308 shares have been designated “Series B-2 Preferred Stock”, all of which are currently issued and are outstanding.

Frequency	Korro Bio

Number and Qualification of Directors

The Frequency board of directors consists of one or more members, and the number of directors is fixed from time to time by resolution of the Frequency board of directors. The Frequency board of directors currently consists of seven members. No decrease in the authorized number of directors constituting the Frequency board of directors will shorten the term of any incumbent director. Directors of Frequency need not be stockholders of Frequency.	The Korro Bio board of directors consists of one or more members, and the number of directors is fixed from time to time by resolution of the Korro Bio board of directors and by the written consent or vote of the requisite stockholders of Korro Bio. The Korro Bio board of directors currently consists of nine members. No decrease in the authorized number of directors constituting the Korro Bio board of directors will shorten the term of any incumbent director. Directors of Korro Bio need not be stockholders of Korro Bio.

Structure of Board of Directors; Term of Directors; Election of Directors

Other than any directors elected by the separate vote of the holders of any series of Frequency preferred stock, the Frequency board of directors is divided into three classes, designated as Class I, Class II and Class III, respectively. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the Frequency board of directors. Subject to the rights of holders of any series of Frequency preferred stock to elect directors, each director will serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class I will serve for a term expiring at Frequency’s first annual meeting of stockholders held after the effectiveness of the Frequency’s Restated Certificate of Incorporation; each director initially assigned to Class II will serve for a term expiring at Frequency’s second annual meeting of stockholders held after the effectiveness of the Frequency’s Restated Certificate of Incorporation; and each director initially assigned to Class III shall serve for a term expiring at Frequency’s third annual meeting of stockholders held after the effectiveness of the Frequency’s Restated Certificate of Incorporation. The term of each director will continue until the election and qualification of his or her successor and be subject to his or her earlier death, resignation or removal.	The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, are entitled to elect two directors of the Korro Bio board of directors, the holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, are entitled to elect two directors of the Korro Bio board of directors, and the holders of record of the shares of Series B Preferred Stock, exclusively and as a separate class, are entitled to elect two directors of the Korro Bio board of directors. The holders of record of the shares of Common Stock, exclusively and as a separate class, are entitled to elect one director of the Korro Bio board of directors, and the holders of record of the shares of Preferred Stock and Common Stock, voting together as a single class, are entitled to elect the balance of the total number of directors of Korro Bio. If the holders of shares of Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the holders of the applicable shares of Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, or Common Stock, as the case may be, elect a person to fill such directorship. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and together as a single class, shall be entitled to elect the balance of the total number of directors of Korro Bio. The members of the board of directors serve on the Korro Bio board of directors until their successors are duly elected and qualified or until their earlier death, resignation, disqualification, or removal.

Frequency	Korro Bio

Removal of Directors

Subject to the special rights of the holders of one or more series of Frequency preferred stock to elect directors, or except as otherwise provided by the DGCL, the Frequency board of directors or any individual director may be removed from office but only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of Frequency entitled to vote at an election of directors.	Subject to the special rights of the holders of one or more series of Korro Bio preferred stock to elect directors, or except as otherwise provided by the DGCL or the Korro Bio amended and restated certificate of incorporation, the Korro Bio board of directors or any individual director may be removed from office at any time, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors, provided that (i) such removal is directed or approved by the affirmative vote of the person or groups with the right to designate the applicable directors, or (ii) the person or groups originally entitled to designate or approve such director is no longer so entitled to designate or approve such director.

Vacancies on the Board of Directors

Subject to the rights of holders of any series of Frequency preferred stock, any vacancy or newly created directorship in the Frequency board of directors will be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and will not be filled by the stockholders, unless the Frequency board of directors determines by resolution that any such vacancy or newly created directorship will be filled by the stockholders. A director elected to fill a vacancy will hold office until the next election of the class for which such director has been chosen, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.

Any director may resign at any time upon notice in writing or electronic transmission to Korro Bio’s Secretary. Such resignation is effective at the time of delivery to the Secretary unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events.

Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Korro Bio preferred stock, any vacancies resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, will, unless the Korro Bio board of directors determines by resolution that any such vacancies or newly created directorships will be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor is elected and qualified.

Stockholder Action by Written Consent

No action that is required or permitted to be taken by the stockholders of Frequency at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting.	Action may be taken by the stockholders at an annual or special meeting of stockholders called in accordance with Korro Bio’s amended and restated bylaws, or by the written consent or electronic

Frequency	Korro Bio
transmission of the Korro Bio stockholders entitled to vote thereon.

Quorum

Unless otherwise provided by law, the Frequency’s Restated Certificate of Incorporation or Frequency’s Amended and Restated Bylaws, the holders of a majority in voting power of the capital stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, will constitute a quorum for the transaction of business at all meetings of the stockholders. If a quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting or (b) a majority in voting power of the stockholders entitled to vote thereon, present in person, or by remote communication, if applicable, or represented by proxy, will have power to adjourn the meeting from time to time until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.	Unless otherwise provided by law, Korro Bio’s amended and restated certificate of incorporation, or Korro Bio’s amended and restated bylaws, at each meeting of stockholders the holders of a majority of the shares of stock entitled to vote at the meeting, present in person, by remote communication, if applicable, or represented by proxy, will constitute a quorum for the transaction of business. If a quorum fails to attend any meeting, the chairperson of the meeting or the holders of a majority of the shares entitled to vote who are present, in person, by remote communication, if applicable, or by proxy, at the meeting may adjourn or recess the meeting.

Special Meetings of Stockholders

Special meetings of stockholders for any purpose or purposes may be called at any time only by the Frequency board of directors, the chairperson of the Frequency board of directors, the chief executive officer or the president (in the absence of a chief executive officer) of Frequency. The Frequency board of directors will determine the time and place, if any, of such special meeting. Special meetings may not be called by any other person or persons.	Special meetings of stockholders for any purpose or purposes may be called at any time by the President or Secretary of Korro Bio, pursuant to a resolution adopted by a quorum of directors then serving on the Korro Bio board of directors, or by the holders of shares entitled to cast not less than 10% of the votes at the meeting. The Korro Bio board of directors will determine the time and place, if any, of such special meeting. Special meetings may not be called by any other person or persons.

Notice of Stockholder Meetings

Notice of all meetings of stockholders is to be given in writing or by electronic transmission in the manner provided by law and Frequency’s Amended and Restated Bylaws, stating the place, if any, date and hour, of the meeting, and, in the case of a special meeting, the purpose or purposes of the meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. Unless otherwise required by applicable law, such notice is to be given not less than ten (10) nor more than sixty	Notice of all meetings of stockholders is to be given in writing or by electronic transmission in the manner provided by law and Korro Bio’s amended and restated bylaws, stating the place, date and hour, of the meeting and, in the case of a special meeting, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. Unless otherwise required by applicable law or Korro Bio’s amended and restated certificate of incorporation, such notice is to be given not less than ten nor more than 60 days before the date of the

Frequency	Korro Bio
(60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting.	meeting to each stockholder of record entitled to vote at such meeting.

Advance Notice Requirements for Stockholder Proposals

Nominations of persons for election to the Frequency board of directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (i) by or at the direction of the Frequency board of directors or any committee thereof, or (ii) by any stockholder of Frequency who is a stockholder of record at the time the written notice provided is delivered to the Corporate Secretary of Frequency, who is entitled to vote at the meeting and who complies with the notice procedures set forth in Frequency’s Amended and Restated Bylaws. For the avoidance of doubt, the foregoing clause (ii) is the exclusive means for a stockholder to make director nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Exchange Act) before an annual meeting of stockholders.	Nominations of persons for election to the Korro Bio board of directors to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to Korro Bio’s notice of such meeting, (ii) by or at the direction of the Korro Bio board of directors or (iii) by any stockholder of Korro Bio who is a stockholder of record at the time the notice provided is delivered to the Secretary of Korro Bio, who is entitled to vote at the meeting and who complies with the notice procedures set forth in Korro Bio’s amended and restated bylaws.

Amendment of Restated Certificate of Incorporation

The affirmative vote of holders of at least two-thirds in voting power of the outstanding shares of capital stock of Frequency entitled to vote thereon will be required to amend certain provisions of Frequency’s Restated Certificate of Incorporation, including removal of directors, actions by written consent, and forum selection.

Notwithstanding any other provisions of Frequency’s Restated Certificate of Incorporation, Frequency’s Amended and Restated Bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend Frequency’s Restated Certificate of Incorporation pursuant to Section 242 of the DGCL.

The affirmative vote of holders of at least a majority of the outstanding shares of Series B Preferred Stock, voting together as a single class, will be required to amend certain provisions of Korro Bio’s amended and restated certificate of incorporation, in a manner that adversely affects the Series B Preferred Stock. The affirmative vote of holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class, will be required to amend certain provisions of Korro Bio’s amended and restated certificate of incorporation, in a manner that adversely affects the Series A Preferred Stock. The affirmative vote of the Requisite Holders (as defined in Korro Bio’s amended and restated certificate of incorporation), voting separately as a class, will be required to amend Korro Bio’s amended and restated certificate of incorporation, including provisions relating to increasing the authorized capital stock and authorizing the creation of additional series of capital stock.

Notwithstanding any other provisions of Korro Bio’s amended and restated certificate of incorporation, Korro Bio’s amended and restated bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend Korro Bio’s amended and restated certificate

Frequency	Korro Bio
of incorporation pursuant to Section 242 of the DGCL.

Amendment of Bylaws

The affirmative vote of holders of at least two-thirds in voting power of the outstanding shares of capital stock of Frequency is required to amend or repeal Frequency’s Amended and Restated Bylaws. The Frequency board of directors also has the power to adopt, amend or repeal Frequency’s Amended and Restated Bylaws by the approval of a majority of the authorized number of directors.	The affirmative vote of the Requisite Holders (as defined in Korro Bio’s amended and restated certificate of incorporation), voting separately as a class, is required to amend or repeal Korro Bio’s amended and restated bylaws. The affirmative vote of holders of at least a majority of the outstanding shares of Series B Preferred Stock, voting together as a single class, will be required to amend certain provisions of Korro Bio’s amended and restated bylaws, in a manner that adversely affects the Series B Preferred Stock. The affirmative vote of holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class, will be required to amend certain provisions of Korro Bio’s amended and restated bylaws, in a manner that adversely affects the Series A Preferred Stock. Subject to the foregoing votes, the Korro Bio board of directors also has the power to adopt, amend or repeal Korro Bio’s amended and restated bylaws by the approval of a majority of the authorized number of directors.

Limitation on Director Liability

The liability of the Frequency directors for monetary damages is and will be eliminated to the fullest extent under applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Frequency will be eliminated or limited to the fullest extent permitted by applicable law as so amended.	The liability of the Korro Bio directors for monetary damages is and will be eliminated to the fullest extent under applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Korro Bio will be eliminated or limited to the fullest extent permitted by applicable law as so amended.

Indemnification

To the fullest extent permitted by applicable law, Frequency is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Frequency (and any other persons to which applicable law permits Frequency to provide indemnification) through provisions of Frequency’s Amended and Restated Bylaws, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Frequency will be eliminated or limited to the	To the fullest extent permitted by applicable law, Korro Bio is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Korro Bio (and any other persons to which applicable law permits Korro Bio to provide indemnification) through provisions of Korro Bio’s amended and restated bylaws, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Korro Bio

Frequency	Korro Bio
fullest extent permitted by applicable law as so amended.	will be eliminated or limited to the fullest extent permitted by applicable law as so amended.

Conversion Rights

Frequency does not have any outstanding shares of preferred stock.	Korro Bio’s amended and restated certificate of incorporation provides that holders of Korro Bio preferred stock have the right to convert such shares into shares of common stock at any time at a conversion rate in accordance with the terms of Korro Bio’s amended and restated certificate of incorporation. In addition, upon the closing of the sale of shares of common stock in a firm-commitment underwritten public offering in which the per share price is at least $5.56 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) and which results in at least $75 million of proceeds or upon the affirmative election of the Requisite Holders (as defined in Korro Bio’s amended and restated certificate of incorporation), all outstanding shares of preferred stock will be converted into shares of common stock.

Right of First Refusal

Frequency does not have a right of first refusal in place.	Pursuant to a Third Amended and Restated Right of First Refusal and Co-Sale Agreement dated November 8, 2021, or the Right of First Refusal Agreement, certain stockholders party to the Right of First Refusal Agreement, or a Key Holder, wishing to transfer any shares of Korro Bio Common Stock must first provide Korro Bio with the right to purchase such shares. In such an event, if Korro Bio does not elect to exercise its right of first refusal in full, any holder of preferred stock that is party to the Right of First Refusal Agreement, or a Korro Bio Investor, has a secondary right of first refusal to purchase all or any portion of the shares of Korro Bio Common Stock which are proposed for sale or transfer by the Key Holders.

Right of Co-Sale

Frequency does not have a right of co-sale in place.	Pursuant to the Right of First Refusal Agreement, each Korro Bio Investor has a right of co-sale with respect to any Korro Bio Common Stock proposed to be transferred or sold by any Key Holder which is not earlier purchased by Korro Bio by exercise of its right of first refusal (as further described above) or by any Korro Bio Investor by exercise of their secondary right of first refusal (as further described above).

Frequency	Korro Bio

Preemptive Rights

Frequency stockholders do not have pre-emptive rights. Thus, if additional shares of Frequency common stock are issued, the current holders of Frequency common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	Pursuant to the Third Amended and Restated Investors’ Rights Agreement, dated November 8, 2021, or the IRA, if Korro Bio proposes to offer or sell new equity securities, Korro Bio shall first offer such securities to certain holders of preferred stock of Korro Bio, or the Korro Bio Major Investors. Each of the Korro Bio Major Investors will then have the right to purchase securities in such new offering equal to the proportion of the ownership interest of such Korro Bio Major Investor prior to such offering.

Distributions to Stockholders

Dividends upon Frequency capital stock, subject to the provisions of Frequency’s Restated Certificate of Incorporation and applicable law, if any, may be declared by the Frequency board of directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of Frequency’s Restated Certificate of Incorporation and applicable law.	Dividends upon Korro Bio capital stock, subject to the provisions of Korro Bio’s amended and restated certificate of incorporation and applicable law, if any, may be declared by the Korro Bio board of directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of Korro Bio’s amended and restated certificate of incorporation and applicable law. The Korro Bio board of directors may fix a record date for the determination of holders of Korro Bio common stock entitled to receive payment of a dividend or distribution declared thereon, which record date is not to precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than 60 days prior to the date fixed for the payment thereof.

Exclusive Forum

Unless Frequency consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Frequency; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Frequency to Frequency or Frequency stockholders; (iii) any action asserting a claim against Frequency arising pursuant to any provision of the DGCL, Frequency’s Restated Certificate of Incorporation or Frequency’s Amended and Restated Bylaws; or (iv) any action asserting a claim against Frequency governed by the internal affairs doctrine. The federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Frequency will be	Unless Korro Bio consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Korro Bio; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Korro Bio to Korro Bio or Korro Bio’s stockholders; (iii) any action asserting a claim against Korro Bio arising pursuant to any provision of the DGCL, Korro Bio’s amended and restated certificate of incorporation or Korro Bio’s amended and restated bylaws; or (iv) any action asserting a claim against Korro Bio governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Korro Bio will be deemed to have notice of and to have consented to the forum selection provision of

Frequency	Korro Bio
deemed to have notice of and to have consented to the forum selection provision of Frequency’s Restated Certificate of Incorporation.	Korro Bio’s amended and restated certificate of incorporation.

Registration Rights

See “Certain Related Person Transactions of Frequency” beginning on page 408 of this proxy statement/prospectus.	Under the IRA, certain holders of Korro Bio preferred stock that are party to the IRA have certain registration rights, including the right to demand that Korro Bio file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that Korro Bio is otherwise filing, so-called “piggyback” registration rights.

Stock Transfer Restrictions Applicable to Stockholders

Shares of Frequency are transferable in the manner prescribed by the DGCL.	Shares of Korro Bio are transferable in the manner prescribed by the DGCL.

PRINCIPAL STOCKHOLDERS OF FREQUENCY

The following table sets forth information relating to the beneficial ownership of Frequency common stock as of August 31, 2023, by (i) each person, or group of affiliated persons, known by Frequency to beneficially own more than 5% of Frequency’s outstanding shares of common stock; (ii) each of its directors; (iii) each of its named executive officers; and (iv) all directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, Frequency believes, based on the information furnished and information filed with the SEC, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to any applicable community property laws.

The percentage of shares beneficially owned is computed on the basis of 36,926,285 shares of Frequency common stock outstanding as of as of August 31, 2023. Shares of Frequency common stock that a person has the right to acquire within 60 days of as of August 31, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Frequency Therapeutics, Inc., 75 Hayden Avenue, Suite 300, Lexington, MA 02421.

	Beneficial Ownership Prior to the Merger
Name of Beneficial Owner	Number	Percent
Holders of More than 5%, Directors and Named Executive Officers:
David L. Lucchino(1)	2,350,091	6.1%
Timothy J. Barberich(2)	197,637	*
Cynthia L. Feldmann(3)	59,385	*
Michael Huang(4)	44,538	*
Robert S. Langer, Sc.D.(5)	627,101	1.7%
Carl P. LeBel(6)	26,343	*
Christopher R. Loose(7)	1,153,371	3.0%
All executive officers and directors as a group (five persons)(8)	3,278,752	8.4%

* Represents beneficial ownership of less than 1%.

(1)

Consists of (i) 633,744 shares of Frequency common stock and (ii) 1,716,347 shares of Frequency common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023.

(2)

Consists of (i) 80,650 shares of Frequency common stock held by the Barberich Family Trust and (ii) 116,987 shares of Frequency common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023.

(3)	Consists of 59,385 shares of Frequency common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023.
(4)	Consists of 44,538 shares of Frequency common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023.
(5)

Consists of (i) 214,326 shares of Frequency common stock held directly by Robert Langer; (ii) 8,565 shares of Frequency common stock held directly by The Michael D. Langer 2014 Trust dated 12/15/2014; (iii) 8,565 shares of Frequency common stock held directly by The Samuel A. Langer 2014 Trust dated 12/15/2014; (iv) 8,565 shares of Frequency common stock held directly by The Susan K. Langer 2014 Trust dated 12/15/2014; and (v) 387,080 shares of Frequency common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023.

(6)	Consists of 26,343 shares of Frequency common stock. Dr. LeBel, Frequency’s former Chief Development Officer, terminated employment with Frequency on March 31, 2023.
(7)

Consists of (i) 161,461 shares of Frequency common stock and (ii) 991,910 shares of Frequency common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023. Dr. Loose, Frequency’s former Chief Scientific Officer, terminated employment with Frequency on July 28, 2023.

(8)

Consists of (i) 954,415 shares of Frequency common stock and (ii) 2,324,337 shares of Frequency common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023 held by Frequency’s directors and current executive officers.

PRINCIPAL STOCKHOLDERS OF KORRO BIO

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of Korro Bio common stock at August 31, 2023 for:

•	each of Korro Bio’s directors as of August 31, 2023 who will become a director of the combined company;

•	each of Korro Bio’s named executive officers who will become an executive officer of the combined company;

•	all of Korro Bio’s current directors and executive officers who will be directors and executive officers of the combined company as a group; and

•

each person, or group of affiliated persons, who beneficially owned more than 5% of Korro Bio’s outstanding shares of common stock and who will become the beneficial owner of more than 5% of the combined company upon completion of the Merger and the Pre-Closing Financing.

Korro Bio has determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, Korro Bio believes, based on information furnished to it, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Beneficial ownership prior to the completion of the Merger is based on 103,381,861 shares of Korro Bio common stock outstanding as of August 31, 2023, after giving effect to the conversion of all outstanding shares of Korro Bio’s Preferred Stock into an aggregate of 97,714,516 shares of Korro Bio common stock and without giving effect to any purchases in the Pre-Closing Financing.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, Korro Bio deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of August 31, 2023. Korro Bio did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Korro Bio, Inc., One Kendall Square, Building 600-700, Suite 6-401, Cambridge, MA 02139.

	Beneficial Ownership Prior to the Merger
Name of Beneficial Owner	Number	Percent
5% or Greater Stockholders:
Atlas Venture Fund XI, L.P.(1)	18,959,877	18.34%
Entities affiliated with New Enterprise Associates(2)	18,053,834	17.46%
Platanus Investment LLC(3)	10,692,851	10.34%
Entities affiliated with Fidelity Investments(4)	9,285,675	8.98%
Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund(5)	7,428,540	7.19%
Qiming U.S. Healthcare Fund II, L.P.(6)	6,694,639	6.48%
Invus Public Equities, L.P.(7)	5,571,405	5.39%
Point72 Biotech Private Investments, LLC(8)	5,571,405	5.39%
Citadel Multi-Strategy Equities Master Fund Ltd.(9)	5,299,996	5.13%
Entities affiliated with Cormorant Asset Management LP(10)	5,299,996	5.13%

	Beneficial Ownership Prior to the Merger
Name of Beneficial Owner	Number	Percent

Directors and Named Executive Officers:
Ram Aiyar(11)	2,415,832	2.34%
Ali Behbahani	—	*
Nessan Bermingham(12)	2,201,406	2.13%
Hannah Chang	—	*
Jean-François Formela	—	*
Omar Khwaja(13)	57,812	*
Vineet Agarwal(14)	549,450	*
All executive officers and directors as a group (10 persons)(15)	5,445,350	5.27%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 3,000,000 shares of Korro Bio common stock held by Atlas, (ii) 4,000,000 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series Seed 1 preferred stock held by Atlas, (iii) 2,000,000 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series Seed 2 preferred stock held by Atlas, (iv) 1,538,462 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series Seed 3 preferred stock held by Atlas, (v) 5,357,142 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series A preferred stock held by Atlas and (vi) 3,064,273 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock held by Atlas. Atlas Venture Associates XI, L.P. is the general partner of Atlas, and Atlas Venture Associates XI, LLC is the general partner of Atlas Venture Associates XI, L.P. Bruce Booth, Jean-Francois Formela, David Grayzel, Jason Rhodes and Kevin Bitterman are the members of Atlas Venture Associates XI, LLC and collectively make investment decisions on behalf of Atlas Venture Fund XI, LLC. Each of Atlas, Atlas Venture Associates XI, L.P., and Atlas Venture Associates XI, LLC may be deemed to beneficially own the shares held by Atlas. Jean-Francois Formela is also a member of Korro Bio’s board of directors. Mr. Formela disclaims beneficial ownership of the shares listed, except to the extent of his pecuniary interest therein, if any. The mailing address of Atlas Fund XI is 300 Technology Square, 8th Floor, Cambridge, MA 02139.

(2)

Consists of (i) 6,126,923 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series Seed 3 preferred stock held by New Enterprise Associates 17, L.P., or New Enterprise 17, (ii) 26,923 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series Seed 3 preferred stock held by NEA Ventures 2019, L.P., (iii) 8,928,572 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series A preferred stock held by New Enterprise 17 and (iv) 2,971,416 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock held by New Enterprise 17. The general partner of New Enterprise 17 is NEA Partners 17, L.P., or NEA 17 LP, and the general partner of NEA 17 LP is NEA 17 GP, LLC, or NEA 17 LLC. The managers of NEA 17 LLC are Forest Baskett, Ali Behbahani, M.D., Carmen Chang, Anthony A. Florence, Jr., Mohamad H. Makhzoumi, Edward T. Mathers, Scott D. Sandell, Paul Walker and Rick Yang. Dr. Behbahani is a member of NEA 17 LLC and a member of Korro Bio’s board of directors. Each of NEA 17 LP and NEA 17 LLC may be deemed to beneficially own the shares held by New Enterprise 17. The address of the principal business office of New Enterprise 17, NEA 17 LP, NEA 17 LLC and Mr. Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Dr. Behbahani and Mr. Mathers is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815. The address of the principal business office of Mr. Baskett, Ms. Chang, Mr. Makhzoumi, Mr. Walker and Mr. Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Mr. Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.

(3)

Consists of (i) 8,928,572 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series A preferred stock held by Platanus Investment LLC, or Platanus and (ii) 1,764,279 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock held by Platanus. Xinyi Cai is the director of Platanus and holds voting and dispositive power over the securities owned by Platanus. The address for Platanus is 3 E 3rd Ave, Suite 200, San Mateo, CA 94401.
(4)

Consists of (i) 1,857,134 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock held by Fidelity Select Portfolios: Biotechnology Portfolio, (ii) 468,077 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock held held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (iii) 2,785,157 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock held held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iv) 3,439,923 shares of the combined company’s common stock held by Fidelity Growth Company Commingled Pool and (v) 735,384 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund. All of the foregoing securities are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(5)

Consists of 7,428,540 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock held by Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund, or Eventide, a registered investment company. Eventide Asset Management, LLC is the investment advisor to Eventide. Robin C. John is the Chief Executive Officer of Eventide Asset Management, LLC and Finny Kuruvilla, M.D., Ph.D. is a Co-Chief Investment Officer and Managing Director of Eventide Asset Management, LLC. In their corporate capacity for Eventide Asset Management, LLC, Mr. John and Dr. Kuruvilla hold voting and/or dispositive power over the shares held by Eventide. Mr. John and Dr. Kuruvilla disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for Eventide, Mr. John and Dr. Kuruvilla is U.S. Bank Trust Services, Physical Processing, MK-WI S302, 1555 N RiverCenter Drive, Suite 302, Milwaukee, WI 53212.

(6)

Consists of (i) 5,580,358 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series A preferred stock held by Qiming U.S. Healthcare Fund II, L.P., or Qiming and (ii) 1,114,281 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock held by Qiming. The general partner of Qiming is Qiming U.S. Healthcare GP II, LLC, or Qiming LLC. The address for Qiming and Qiming LLC is 11100 NE 8th Street, Suite 200, Bellevue, WA 98004.

(7)

Consists of 5,571,405 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock held by Invus Public Equities L.P., or Invus. Invus Public Equities Advisors, LLC, or Invus PE Advisors, controls Invus, as its general partner and accordingly, may be deemed to beneficially own the shares held by Invus PE. The Geneva branch of Artal International S.C.A., or Artal International, controls Invus PE Advisors, as its managing member and accordingly, may be deemed to beneficially own the shares held by Invus. Artal International Management S.A., or Artal International Management, as the managing partner of Artal International, controls Artal International and accordingly, may be deemed to beneficially own the shares that Artal International may be deemed to beneficially own. Artal Group S.A., or Artal Group, as the sole stockholder of Artal International Management, controls Artal International Management and accordingly, may be deemed to beneficially own the shares that Artal International Management may be deemed to beneficially own. Westend S.A., or Westend, as the parent company of Artal Group, controls Artal Group and accordingly, may be deemed to beneficially own the shares that Artal Group may be deemed to beneficially own. Stichting Administratiekantoor Westend, or the Stichting, as majority shareholder of Westend, controls Westend and accordingly, may be deemed to beneficially own the shares that Westend may be deemed to beneficially own. Mr. Amaury Wittouck, as the sole member of the board of the Stichting, controls the Stichting and accordingly, may be deemed to beneficially own the shares that the Stichting may be deemed to beneficially own. The address for Invus and Invus PE Advisors is 750 Lexington Avenue, 30th Floor, New York, NY 10022. The address for Artal International, Artal International Management, Artal Group, Westend and Mr. Wittouck is Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg. The address for the Stichting is Claude Debussylaan, 46, 1082 MD Amsterdam, The Netherlands.
(8)

Consists of 5,571,405 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock held by Point72 Biotech Private Investments, LLC, or Point72. Differentiated Ventures Investments, LLC, or Differentiated Ventures, is the managing member of Point72 and may be deemed to share beneficial ownership of the shares held by Point72. 72 Investment Holdings, LLC is the sole member of Differentiated Ventures and Steven A. Cohen is the sole member of 72 Investment Holdings, LLC and may be deemed to share beneficial ownership of the shares of which Differentiated Ventures may be deemed the beneficial owner. The address for Point72 is c/o Point72, L.P., 72 Cummings Point Road, Stamford, CT 06902.

(9)

Consists of (i) 4,464,286 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series A preferred stock held by Citadel Multi-Strategy Equities Master Fund Ltd., or Citadel Multi-Strategy Ltd., and (ii) 835,710 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock held by Citadel Multi-Strategy Ltd. Citadel Advisors LLC, or Citadel Advisors, is the portfolio manager of Citadel Multi-Strategy Ltd. Citadel Advisors Holdings LP, or CAH, is the sole member of Citadel Advisors. Citadel GP LLC, or CGP, is the general partner of CAH. Kenneth Griffin owns a controlling interest in CGP. Mr. Griffin, as the owner of a controlling interest in CGP, may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or to direct the disposition of, the shares held by Citadel Multi-Strategy Ltd. This response is not and shall not be construed as an admission that Mr. Griffin or any of the Citadel related entities listed above is the beneficial owner of any securities of Korro Bio other than the securities actually owned by such person (if any). The address of Citadel Multi-Strategy Ltd is c/o Citadel Enterprise Americas, Southeast Financial Center, 200 S. Biscayne Blvd., Suite 3300, Miami, FL 33131.

(10)

Consists of (i) 930,358 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series A preferred stock held by Cormorant Global Healthcare Master Fund, LP, or Master Fund, (ii) 3,533,928 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series A preferred stock held by Cormorant Private Healthcare Fund II, LP, or Fund II, and (iii) 835,710 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock held by Fund II. Cormorant Global Healthcare GP, LLC, or Global GP, and Cormorant Private Healthcare GP II, LLC, or Private GP II, serve as the general partner of Master Fund and Fund II, respectively. Cormorant Asset Management, LP serves as the investment manager to Master Fund and Fund II. Bihua Chen serves as the managing member of Global GP, Private GP II and Cormorant Asset Management, LP. Each of Global GP, Private GP II, Cormorant Asset Management, LP and Ms. Chen disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The principal address for the Cormorant Asset Management LP entities is 200 Clarendon Street 52nd Floor, Boston, Massachusetts 02116.

(11)

Consists of (i) 92,857 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock held by The Ram Aiyar Irrevocable Trust, or the Trust, and (ii) 2,322,975 shares of Korro Bio common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023. The address of the Trust is c/o Steven M. Burke, P.O. Box 326, Manchester, NH 03105.

(12)

Consists of (i) 706,702 shares of Korro Bio common stock and (ii) 1,494,704 shares of Korro Bio common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023.

(13)	Consists of 57,812 shares of Korro Bio common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023.
(14)	Consists of 549,450 shares of Korro Bio common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023.
(15)

Consists of (i) 706,702 shares of Korro Bio common stock, (ii) 92,857 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock and (ii) 4,645,791 shares of Korro Bio common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023.

PRINCIPAL STOCKHOLDERS OF COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed Reverse Stock Split.

The following table sets forth certain information regarding beneficial ownership of the combined company’s common stock immediately after consummation of the Merger, assuming the consummation of the Merger occurred on August 31, 2023 for: each stockholder expected by Frequency and Korro Bio to become the beneficial owner of more than 5% of the combined company’s outstanding common stock, each person expected to be a named executive officer of the combined company, each person expected to be a director of the combined company, and all of the combined company’s expected directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power with respect to the securities as well as any shares of common stock that the individual or entity has the right to acquire within 60 days of August 31, 2023 the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, Frequency and Korro Bio believe, based on the information provided to them, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The table lists applicable percentage ownership based on 442,514,478 shares of common stock expected to be outstanding upon consummation of the Merger, after giving effect to the Pre-Closing Financing and prior to giving effect to the proposed Reverse Stock Split. The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options and the vesting of restricted stock units. These stock options and restricted stock units shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined company’s common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined organization’s common stock expected to be owned by any other person.

Immediately after the Merger, Frequency securityholders as of immediately prior to the Merger are expected to own approximately 8% of the outstanding shares of the combined company, former Korro Bio securityholders, including shares purchased in the Pre-Closing Financing, are expected to own approximately 92% of the outstanding shares of the combined company and shares issued in the Pre-Closing Financing are expected to represent approximately 9.61% of the outstanding shares of capital stock of the combined company, subject to certain assumptions, including, but not limited to, (a) a valuation of Frequency equal to $40.0 million, based on certain assumptions, including Frequency’s net cash as of the closing date of the Merger being equal to $25.0 million, (b) a valuation for Korro Bio equal to $325.6 million and (c) Korro Bio issuing approximately $117.3 million of Korro Bio common stock in the Pre-Closing Financing described elsewhere in this proxy statement/prospectus. The table below assumes that, based on Frequency’s and Korro Bio’s capitalization as of July 14, 2023, the date the Merger Agreement was executed, the exchange ratio is estimated to be equal to approximately 2.7731 shares of Frequency common stock, prior to giving effect to the proposed Reverse Stock Split. The estimated exchange ratio was derived on a fully-diluted basis as of July 14, 2023 using a stipulated value of Korro Bio of approximately $442.9 million (including the Pre-Closing Financing) and of Frequency of approximately $40.0 million.

	Beneficial Ownership After the Merger
Name of Beneficial Owner	Number	Percent
5% or Greater Stockholders:
Atlas Venture Fund XI, L.P.(1)	62,552,140	14.14%
Entities affiliated with New Enterprise Associates(2)	60,039,619	13.57%
Entities affiliated with Fidelity Investments(3)	40,712,435	9.20%
Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund(4)	30,574,934	6.91%
Point72 Biotech Private Investments, LLC(5)	30,412,504	6.87%
Platanus Investment LLC(6)	30,150,779	6.81%
Citadel Multi-Strategy Equities Master Fund Ltd.(7)	29,659,868	6.70%
Entities affiliated with Cormorant Asset Management LP(8)	29,659,868	6.70%
Invus Public Equities, L.P.(9)	23,429,955	5.29%

Directors and Named Executive Officers:
Vineet Agarwal(10)	1,523,663	*
Ram Aiyar(11)	6,669,270	1.48%
Ali Behbahani	—	*
Nessan Bermingham(12)	6,104,652	1.36%
Hannah Chang	—	*
Jean-François Formela	—	*
David L. Lucchino(13)	2,350,091	*
Omar Khwaja(14)	160,316	*
All executive officers and directors as a group (11 persons)(15)	17,450,423	3.79%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of 62,552,140 shares of the combined company’s common stock held by Atlas. Atlas Venture Associates XI, L.P. is the general partner of Atlas, and Atlas Venture Associates XI, LLC is the general partner of Atlas Venture Associates XI, L.P. Bruce Booth, Jean-Francois Formela, David Grayzel, Jason Rhodes and Kevin Bitterman are the members of Atlas Venture Associates XI, LLC and collectively make investment decisions on behalf of Atlas Venture Fund XI, LLC. Each of Atlas, Atlas Venture Associates XI, L.P., and Atlas Venture Associates XI, LLC may be deemed to beneficially own the shares held by Atlas. Jean-Francois Formela is also a member of Korro Bio’s board of directors. Mr. Formela disclaims beneficial ownership of the shares listed, except to the extent of his pecuniary interest therein, if any. The mailing address of Atlas Fund XI is 300 Technology Square, 8th Floor, Cambridge, MA 02139.

(2)

Consists of 59,964,960 shares of the combined company’s common stock held by New Enterprise 17 and 74,659 shares of the combined company’s common stock held by NEA Ventures 2019, L.P. The general partner of New Enterprise 17 is NEA 17 LP, and the general partner of NEA 17 LP is NEA 17 LLC. The managers of NEA 17 LLC are Forest Baskett, Ali Behbahani, M.D., Carmen Chang, Anthony A. Florence, Jr., Mohamad H. Makhzoumi, Edward T. Mathers, Scott D. Sandell, Paul Walker and Rick Yang. Dr. Behbahani is a member of NEA 17 LLC and a member of Korro Bio’s board of directors. Each of NEA 17 LP and NEA 17 LLC may be deemed to beneficially own the shares held by New Enterprise 17. The address of the principal business office of New Enterprise 17, NEA 17 LP, NEA 17 LLC and Mr. Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Dr. Behbahani and Mr. Mathers is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815. The address of the principal business office of Mr. Baskett, Ms. Chang, Mr. Makhzoumi, Mr. Walker and Mr. Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Mr. Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.
(3)

Consists of (i) 10,137,498 shares of the combined company’s common stock held by Fidelity Select Portfolios: Biotechnology Portfolio, (ii) 2,254,711 shares of the combined company’s common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (iii) 11,029,794 shares of the combined company’s common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iv) 14,041,595 shares of the combined company’s common stock held by Fidelity Growth Company Commingled Pool and (v) 3,248,834 shares of the combined company’s common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund. All of the foregoing securities are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(4)

Consists of 30,574,933 shares of the combined company’s common stock held by Mutual Fund Series Trust, on behalf of Eventide. Eventide Asset Management, LLC is the investment advisor to Eventide. Robin C. John is the Chief Executive Officer of Eventide Asset Management, LLC and Finny Kuruvilla, M.D., Ph.D. is a Co-Chief Investment Officer and Managing Director of Eventide Asset Management, LLC. In their corporate capacity for Eventide Asset Management, LLC, Mr. John and Dr. Kuruvilla hold voting and/or dispositive power over the shares held by Eventide. Mr. John and Dr. Kuruvilla disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for Eventide, Mr. John and Dr. Kuruvilla is U.S. Bank Trust Services, Physical Processing, MK-WI S302, 1555 N RiverCenter Drive, Suite 302, Milwaukee, WI 53212.

(5)

Consists of 30,412,504 shares of the combined company’s common stock held by Point72. Differentiated Ventures Investments, LLC is the managing member of Point72 and may be deemed to share beneficial ownership of the shares held by Point72. 72 Investment Holdings, LLC is the sole member of Differentiated Ventures and Steven A. Cohen is the sole member of 72 Investment Holdings, LLC and may be deemed to share beneficial ownership of the shares of which Differentiated Ventures may be deemed the beneficial owner. The address for Point72 is c/o Point72, L.P., 72 Cummings Point Road, Stamford, CT 06902.

(6)

Consists of 30,150,778 shares of the combined company’s common stock held by Platanus. Xinyi Cai is the director of Platanus and holds voting and dispositive power over the securities owned by Platanus. The address for Platanus is 3 E 3rd Ave, Suite 200, San Mateo, CA 94401.

(7)

Consists of 29,659,866 shares of the combined company’s common stock held by Citadel Multi-Strategy Equities Master Fund Ltd., or Citadel Multi-Strategy Ltd. The portfolio manager of Citadel Multi-Strategy Ltd. is Citadel Advisors LLC. Citadel Advisors LLC, or Citadel Advisors, is the portfolio manager of Citadel Multi-Strategy Ltd. Citadel Advisors Holdings LP, or CAH, is the sole member of Citadel Advisors. Citadel GP LLC, or CGP, is the general partner of CAH. Kenneth Griffin owns a controlling interest in CGP. Mr. Griffin, as the owner of a controlling interest in CGP, may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or to direct the disposition of, the shares held by Citadel Multi-Strategy Ltd. This response is not and shall not be construed as an admission that Mr. Griffin or any of the Citadel related entities listed above is the beneficial owner of any securities of Korro Bio other than the securities actually owned by such person (if any). The address of Citadel Multi-Strategy Ltd is c/o Citadel Enterprise Americas, Southeast Financial Center, 200 S. Biscayne Blvd., Suite 3300, Miami, FL 33131.
(8)

Consists of (i) 2,579,947 shares of the combined company’s common stock held by Cormorant Global Healthcare Master Fund, LP, or Master Fund, and (ii) 27,079,919 shares of the combined company’s common stock held by Cormorant Private Healthcare Fund II, LP, or Fund II. Cormorant Global Healthcare GP, LLC, or Global GP, and Cormorant Private Healthcare GP II, LLC, or Private GP II, serve as the general partner of Master Fund and Fund II, respectively. Cormorant Asset Management, LP serves as the investment manager to Master Fund and Fund II. Bihua Chen serves as the managing member of Global GP, Private GP II and Cormorant Asset Management, LP. Each of Global GP, Private GP II, Cormorant Asset Management, LP and Ms. Chen disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The principal address for the Cormorant Asset Management LP entities is 200 Clarendon Street 52nd Floor, Boston, Massachusetts 02116.

(9)

Consists of 23,429,955 shares of Korro Bio common stock issuable upon conversion of Korro Bio Series B preferred stock held by Invus Public Equities L.P., or Invus. Invus Public Equities Advisors, LLC, or Invus PE Advisors, controls Invus, as its general partner and accordingly, may be deemed to beneficially own the shares held by Invus PE. The Geneva branch of Artal International S.C.A., or Artal International, controls Invus PE Advisors, as its managing member and accordingly, may be deemed to beneficially own the shares held by Invus. Artal International Management S.A., or Artal International Management, as the managing partner of Artal International, controls Artal International and accordingly, may be deemed to beneficially own the shares that Artal International may be deemed to beneficially own. Artal Group S.A., or Artal Group, as the sole stockholder of Artal International Management, controls Artal International Management and accordingly, may be deemed to beneficially own the shares that Artal International Management may be deemed to beneficially own. Westend S.A., or Westend, as the parent company of Artal Group, controls Artal Group and accordingly, may be deemed to beneficially own the shares that Artal Group may be deemed to beneficially own. Stichting Administratiekantoor Westend, or the Stichting, as majority shareholder of Westend, controls Westend and accordingly, may be deemed to beneficially own the shares that Westend may be deemed to beneficially own. Mr. Amaury Wittouck, as the sole member of the board of the Stichting, controls the Stichting and accordingly, may be deemed to beneficially own the shares that the Stichting may be deemed to beneficially own. The address for Invus and Invus PE Advisors is 750 Lexington Avenue, 30th Floor, New York, NY 10022. The address for Artal International, Artal International Management, Artal Group, Westend and Mr. Wittouck is Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg. The address for the Stichting is Claude Debussylaan, 46, 1082 MD Amsterdam, The Netherlands. The address for Invus is 750 Lexington Avenue, New York, NY 10022.

(10)	Consists of 1,523,663 shares of the combined company’s common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023.
(11)

Consists of (i) 257,498 shares of the combined company’s common stock held by The Ram Aiyar Irrevocable Trust, or the Trust, and (ii) 6,441,772 shares of the combined company’s common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023. The address of the Trust is c/o Steven M. Burke, P.O. Box 326, Manchester, NH 03105.

(12)

Consists of (i) 1,959,734 shares of the combined company’s common stock and (ii) 4,144,918 shares of the combined company’s common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023.

(13)	Consists of 2,350,091 shares of the combined company’s common stock.
(14)	Consists of 160,316 shares of the combined company’s common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023.
(15)

Consists of (i) 4,567,323 shares of the combined company’s common stock and (ii) 12,883,100 shares of the combined company’s common stock underlying options which are exercisable or will become exercisable within 60 days of August 31, 2023.

LEGAL MATTERS

Latham & Watkins LLP will pass upon the validity of Frequency common stock offered by this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Frequency Therapeutics Inc. as of December 31, 2022 and 2021 and for the years then ended have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon included in this Registration Statement and proxy/prospectus in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Korro Bio, Inc. at December 31, 2022 and 2021, and for the years then ended, included in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

Stockholder Proposals and Director Nominations

Frequency stockholders who intend to have a proposal considered for inclusion in Frequency’s proxy materials for presentation at Frequency annual meeting of stockholders to be held in 2024, or the 2024 Annual Meeting, pursuant to Rule 14a-8 under the Exchange Act must submit the proposal to Frequency’s Secretary at Frequency’s offices at 75 Hayden Avenue, Lexington, MA 02421 in writing not later than June 1, 2024.

Frequency stockholders intending to present a proposal at Frequency’s 2024 Annual Meeting, but not to include the proposal in its proxy statement, or to nominate a person for election as a director, must comply with the requirements set forth in the Amended and Restated Bylaws of Frequency. The Amended and Restated Bylaws of Frequency require, among other things, that Frequency’s Secretary receive written notice from a stockholder of record of their intent to present such a proposal or nomination not earlier than the 120th day and not later than the 90th day prior to the anniversary of the preceding year’s annual meeting of stockholders. Therefore, Frequency must receive notice of such a proposal or nomination for the 2024 Annual Meeting no earlier than July 6, 2024 and no later than August 5, 2024. The notice must contain the information required by the Amended and Restated Bylaws of Frequency. In the event that the date of the 2024 Annual Meeting is more than 30 days before or more than 60 days after November 3, 2024, then Frequency’s Secretary must receive such written notice not earlier than the close of business on the 120th day prior to the 2024 Annual Meeting and not later than the close of business of the 90th day prior to the 2024 Annual Meeting or, if later, the close of business of the 10th day following the day on which public disclosure of the date of such meeting is first made by Frequency. SEC rules permit management to vote proxies in its discretion in certain cases if the stockholder does not comply with this deadline and, in certain other cases notwithstanding the Frequency stockholder’s compliance with this deadline. In addition to satisfying the foregoing requirements under the Amended and Restated Bylaws of Frequency, to comply with the universal proxy rules (once they become effective), Frequency stockholders who intend to solicit proxies in support of director nominees other than Frequency’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act.

Frequency reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements.

Frequency intends to file a proxy statement and WHITE proxy card with the SEC in connection with the solicitation of proxies for Frequency’s 2024 Annual Meeting of Frequency stockholders. Frequency stockholders may obtain the proxy statement (and any amendments and supplements thereto) and other documents as and when filed by Frequency with the SEC without charge from the SEC’s website at: www.sec.gov.

Householding of Proxy Statement/Prospectus

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding”, provides cost savings for companies and helps the environment by conserving natural resources. Some brokers also household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Frequency agrees to deliver promptly, upon written or oral request, a separate copy of the notice or proxy materials, as requested, to any Frequency stockholder at the shared address to which a single copy of those documents was delivered. If you would like to receive a separate copy of these documents, or if you receive multiple copies and would like to receive a single copy of these documents, please follow the instructions found on the notice, by telephone at (866) 648-8133 or by emailing paper@investorelections.com and providing the Control Number found on your proxy card.

INDEX TO FINANCIAL STATEMENTS
Consolidated Financial Statements of Frequency Therapeutics, Inc. for the Years Ended December 31, 2022 and 2021

Unaudited Consolidated Financial Statements of Frequency Therapeutics, Inc. for the Three and Six Months Ended June 30, 2023 and 2022

Consolidated Financial Statements of Korro Bio, Inc. for the Years Ended December 31, 2022 and 2021

Unaudited Condensed Consolidated Financial Statements of Korro Bio, Inc. for the Six Months Ended June 30, 2023 and 2022

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Frequency Therapeutics, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Frequency Therapeutics, Inc. and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 2017.
/s/ RSM US LLP
Boston, Massachusetts
March 10, 2023

Frequency Therapeutics, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$51,954	$79,635
Short-term marketable securities	31,143	51,072
Prepaid expenses and other current assets	4,396	4,041

Total current assets	87,493	134,748
Long-term marketable securities	—	11,719
Property and equipment, net	2,739	5,522
Right of use assets	28,980	31,350
Restricted cash	1,699	1,699
Other long-term assets	327	320

Total assets	$121,238	$185,358

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,114	$2,748
Accrued expenses	5,891	6,101
Lease liabilities, current portion	2,021	1,747
Term loan, current portion	10,000	833

Total current liabilities	21,026	11,429
Lease liabilities, net of current portion	26,761	28,851
Term loan, net of current portion	4,167	14,167
Other long-term liabilities	89	87

Total liabilities	52,043	54,534

Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized, no shares issued or outstanding at December 31, 2022 and December 31, 2021, respectively	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized, 35,262,083 and 34,611,213 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	35	35
Additional paid-in capital	331,023	310,936
Accumulated other comprehensive loss	(198)	(62)
Accumulated deficit	(261,665)	(180,085)

Total stockholders’ equity	69,195	130,824

Total liabilities and stockholders’ equity	$121,238	$185,358

See accompanying notes.

Frequency Therapeutics, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2022	2021
Revenue	$—	$14,068

Operating expenses:
Research and development	49,418	60,923
General and administrative	33,584	37,176

Total operating expenses	83,002	98,099

Loss from operations	(83,002)	(84,031)
Interest income	1,327	397
Interest expense	(961)	(764)
Realized gain (loss) on investments	3	(23)
Foreign exchange (loss) gain	(5)	16
Other income (expense), net	1,056	(266)

Loss before income taxes	(81,582)	(84,671)
Tax benefit (provision)	2	(15)

Net loss	$(81,580)	$(84,686)
Net loss per share-basic and diluted	$(2.33)	$(2.47)

Weighted-average shares of common stock outstanding-basic and diluted	35,075,924	34,351,274

See accompanying notes.

Frequency Therapeutics, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2022	2021
Net loss	$(81,580)	$(84,686)
Other comprehensive loss:
Unrealized loss on marketable securities	(136)	(89)

Total comprehensive loss	(136)	(89)

Comprehensive loss	$(81,716)	$(84,775)

See accompanying notes.

Frequency Therapeutics, Inc.
Consolidated Statement of Stockholders’ Equity
(in thousands, except share and per share amounts)

	Common shares issued	Common par value	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ equity
Balance, December 31, 2020	33,964,000	$34	$287,829	$27	$(95,399)	$192,491

Stock-based compensation expense	—	—	21,750	—	—	21,750
Purchases under Employee Stock Purchase Plan	7,064	—	60	—	—	60
Issuance of common stock upon exercise of stock options	642,314	1	1,297	—	—	1,298
Forfeiture of restricted stock	(2,165)	—	—	—	—	—
Other comprehensive loss	—	—	—	(89)	—	(89)
Net loss	—	—	—	—	(84,686)	(84,686)

Balance, December 31, 2021	34,611,213	$35	$310,936	$(62)	$(180,085)	$130,824

Stock-based compensation expense	—	—	19,831	—	—	19,831
Purchases under Employee Stock Purchase Plan	76,606	—	196	—	—	196
Issuance of common stock upon exercise of stock options	10,047	—	11	—	—	11
Issuance of common stock under equity offering	12,767	—	50	—	—	50
Issuance of common stock pursuant to restricted stock units	551,450	—	(1)	—	—	(1)
Other comprehensive loss	—	—	—	(136)	—	(136)
Net loss	—	—	—	—	(81,580)	(81,580)

Balance, December 31, 2022	35,262,083	$35	$331,023	$(198)	$(261,665)	$69,195

See accompanying notes

Frequency Therapeutics, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(81,580)	$(84,686)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	19,831	21,750
Depreciation expense	2,766	2,775
Non-cash lease expense	2,370	1,066
Non-cash interest expense	396	347
Loss on disposal of assets	—	16
Changes in operating assets and liabilities:
Prepaid expenses and other assets	681	(173)
Accounts payable	(677)	(2,292)
Deferred revenue	—	(14,068)
Lease liabilities	(1,816)	(396)
Accrued expenses	(208)	(398)

Net cash used in operating activities	(58,237)	(76,059)

Cash flows from investing activities:
Sale of property and equipment	17	—
Purchase of property and equipment	—	(2,914)
Purchase of marketable securities	(54,222)	(92,445)
Redemption of marketable securities	85,338	29,233

Net cash provided by (used in) investing activities	31,133	(66,126)

Cash flows from financing activities:
Proceeds from issuance of common stock	60	1,298
Proceeds from Employee Stock Purchase Plan	196	60
Repayment of term loan	(833)	—

Net cash (used in) provided by financing activities	(577)	1,358

Net decrease in cash, cash equivalents, and restricted cash	(27,681)	(140,827)
Cash, cash equivalents, and restricted cash at beginning of period	81,334	222,161

Cash, cash equivalents, and restricted cash at end of period	$53,653	$81,334

Supplemental disclosures:
Cash paid for interest	$914	$703

See accompanying notes

Frequency Therapeutics, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
1. Organization
Frequency Therapeutics, Inc., together with its wholly owned subsidiaries, Frequency Therapeutics, PTY, LTD, Frequency Therapeutics Securities Corporation and Frequency Therapeutics Japan KK (Frequency Japan) (the Company), headquartered in Lexington, Massachusetts, was incorporated in November 2014 as a Delaware corporation. Frequency Japan was closed down in February 2021. The Company is a preclinical-stage regenerative medicine company focused on developing therapeutics to activate a person’s innate regenerative potential to restore function.
Liquidity and capital resources
The Company has funded its operations primarily with proceeds from private and public securities financings, a term loan, and amounts received under a collaboration agreement. The Company has incurred recurring losses since its inception. In addition, as of December 31, 2022, the Company had an accumulated deficit of $261,665. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances that additional funding will be available on terms acceptable to the Company, or at all. The Company believes that existing resources will be sufficient to fund planned operations for at least 12 months from the date the financial statements were available to be issued.
2. Summary of significant accounting policies
Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure its financial condition, results of operations, and cash flows are consistently reported. References to GAAP issued by the FASB in these notes to the consolidated financial statements are to the FASB
Accounting Standards
Codification (ASC).
Principles of consolidation
The consolidated financial statements include the accounts of Frequency Therapeutics, Inc. and its wholly owned subsidiaries Frequency Therapeutics Securities Corporation, Frequency Therapeutics PTY, LTD and Frequency Japan through the date of its dissolution. All intercompany transactions and balances have been eliminated.
Use of estimates
The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. On an ongoing basis, the Company’s management evaluates its estimates, which include but are not limited to management’s judgments of accrued expenses, revenue recognition, fair value of common stock, valuation of share-based awards, present value of lease liabilities and income taxes. Actual results could differ from those estimates.

Comprehensive loss
Components of comprehensive loss, including net loss, are reported in the financial statements in the period in which they are recognized. Other comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner
sources. Net loss and other comprehensive loss are reported net of any related tax effect to arrive at comprehensive loss. Comprehensive loss includes net loss as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders which for the years ended December 31, 2022 and 2021 consist of unrealized loss on marketable securities.
Segment information
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision-maker, the Company’s chief executive officer, view the Company’s operations and manage its business as a single operating segment, which is in the business of developing therapeutics to activate a person’s innate regenerative potential to restore function.
Foreign currency
All periods presented are reported in US dollars. The functional currency for entities outside the United States is the US dollar. Realized and unrealized gains and losses from foreign currency transactions are reflected in the consolidated statements of operations as other expense. During the years ended December 31, 2022 and 2021 the Company recorded $5 of foreign currency exchange loss and $16 of foreign currency exchange gain, respectively.
Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of six months or less at acquisition to be cash equivalents which are stated at fair market value. Cash and cash equivalents at December 31, 2022 and 2021 consists entirely of cash and money market funds.
Restricted cash
The Company has $1,699 of restricted cash as of December 31, 2022 and December 31, 2021, which represents a security deposit on the Company’s Lexington, Massachusetts facility.
Marketable securities
Marketable securities represent holdings of
available-for-sale
marketable debt securities in accordance with the Company’s investment policy. Short-term marketable securities mature within one year from the balance sheet date while long-term marketable securities mature after one year. Investments in marketable securities are recorded at fair value, with any unrealized gains and losses reported within accumulated other comprehensive income as a separate component of stockholders’ equity until realized or until a determination is made that an other-than-temporary decline in market value has occurred. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are reflected as a component of other expense. Interest on securities sold is determined based on the specific identification method and reflected as interest income. Any realized gains or losses on the sale of investment are reflected as realized gain (loss) on investments.
Concentration of credit risk and
off-balance
sheet risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and marketable securities. The Company maintains its cash, cash equivalents, and restricted cash at several accredited financial institutions, in amounts that exceed federally insured limits. Marketable securities consist of short term and long term investments. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which its money market accounts are maintained.
The Company has no significant
off-balance
sheet arrangements such as foreign exchange contracts, option contracts, or other foreign hedging arrangements.
Significant suppliers
The Company is dependent on third-party manufacturers to supply products for research and development activities of its programs, including preclinical and clinical testing. In particular, the Company relies and expects to continue to rely on a single manufacturer of its product candidates for use in clinical trials. The Company would be adversely affected by a significant interruption in the supply of product for use in clinical programs.
Fair value measurements
Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability between market participants at measurement dates. ASC Topic 820,
Fair Value Measurement
(ASC 820), establishes a three-level valuation hierarchy for instruments measured at fair value. The hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy defines three levels of valuation inputs, of which the first two are considered observable and the last is considered unobservable:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable, such as quoted market prices, interest rates and yield curves.

Level 3	Unobservable inputs developed using estimates or assumptions developed by the Company, which reflect those that a market participant would use in pricing the asset or liability.
To
the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The carrying amounts reflected in the consolidated balance sheet for prepaid expenses and other current assets, accounts payable, accrued expenses, other liabilities, and term loan are shown at their historical values which approximate their fair values.
Property and equipment, net
Property and equipment consist of lab equipment, furniture and office equipment and software recorded at cost. These amounts are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life
Lab equipment	3 years
Software	3 years
Furniture and office equipment	3 years

Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are eliminated from the balance sheet and related gains or losses are reflected in the consolidated statements of operations.
Impairment of long-lived assets
The Company continually evaluates long-lived assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company did not recognize any impairment losses for the years ended December 31, 2022 and 2021.
Research and development costs and accruals
Research and development expenses include salaries and benefits, materials and supplies, preclinical and clinical trial expenses, stock-based compensation expense, depreciation of equipment, contract services and other outside expenses. The Company has entered into various research and development-related contracts with research institutions, contract research organizations, contract manufacturers and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. Costs of certain development activities, such as manufacturing, preclinical and clinical trial expenses, are recognized based on an evaluation of the progress to completion of specific tasks. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the consolidated financial statements as prepaid or accrued research and development costs. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized. The capitalized amounts are expensed as the related goods are delivered or the services are performed. Costs incurred in obtaining technology licenses are charged to research and development expense as acquired in-process
research and development if the technology licensed has not reached technological feasibility and has no alternative future use.
Leases
The Company accounts for leases under ASC 842,
Leases
. The Company determines if an arrangement is, or contains, a lease at inception and, if so, records a right-of-use
(ROU) asset and a lease liability on the consolidated balance sheet for any lease with a term longer than 12 months.
ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments to be made over the lease term. The ROU asset also includes any lease payments made at or before the lease commencement date and excludes lease incentives received. As the Company’s lease does not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term. The Company has elected to not apply the recognition requirements of ASC 842 for short-term leases, which is defined as a lease that, at the lease commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.
For real estate lease agreements entered into or modified after the adoption of ASC 842 that include lease and non-lease
components, the Company has elected to account for the lease and non-lease
components, such as common area maintenance charges, as a single lease component.

Collaborative arrangements
The Company analyzes its collaborative arrangements to assess whether they are within the scope of ASC 808,
Collaborative Arrangements
(ASC 808) to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. This assessment is performed throughout the life of the arrangement based on changes in the responsibilities of all parties in the arrangement. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, the Company first determines which elements of the collaboration are deemed to be within the scope of ASC 808 and those that are more reflective of a vendor-customer relationship (e.g., a licensing arrangement) where the contracted party has obtained goods or services that are an output of the Company’s ordinary activities in exchange for a consideration and therefore within the scope of ASC 606,
Revenue from Contracts with Customers
(ASC 606). For those elements of the arrangement that are accounted for pursuant to ASC 606, including those to which ASC 606 is applied by analogy, the Company applies the five-step model described in the Company’s revenue recognition policy. For elements of collaborative arrangements that are accounted for pursuant to ASC 808, an appropriate and rational recognition method is determined and applied consistently. Reimbursements from the counterparty that are the result of a collaborative relationship with the counterparty, instead of a customer relationship, such as co-development
or clinical activities, are recorded as a reduction to research and development expense as the services are performed. Similarly, amounts that are owed to a collaboration partner related to the co-development
clinical activities are recognized as research and development expense.
The Company enters into
out-licensing
agreements that are within the scope of ASC 606. The terms of such out-license
agreements include licenses to functional intellectual property (IP), given the functionality of the intellectual property is not expected to change substantially as a result of the licensor’s ongoing activities. Such arrangements typically include payment of one or more of the following:
non-refundable
up-front
license fees; reimbursement of certain costs; development and regulatory milestone payments and milestone payments based on the level of sales; and royalties on net sales of licensed products.
The Company considers the economic and regulatory characteristics of the licensed IP, research, development, manufacturing and commercialization capabilities of the licensee and the availability of the associated expertise in the general marketplace to determine if it has standalone value at the inception of the licensing arrangement, which would make the license distinct. In addition, the Company considers whether the licensee can benefit from a promise for its intended purpose without the receipt of any additional good or services promised in the contract, whether the value of the license is dependent on the remaining goods and services, whether there are other vendors that could provide the remaining promise, and whether the license is separately identifiable from the remaining good and services. For licenses that are combined with other goods and services, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of progress and related revenue recognition. The measure of progress, and thereby periods over which revenue should be recognized, are subject to estimates by management and may change over the course of the research and development and licensing agreement. Such a change could have a material impact on the amount of revenue the Company records in future periods.
Revenue is allocated to the licensed IP on a relative standalone selling price basis and, for functional IP, is recognized at a point when the licensed IP is made available for the customer’s use and benefit, which generally occurs at the inception of the arrangement. However, in cases, where the functionality of the IP is expected to substantively change as a result of activities of the Company that do not transfer additional promised goods or services, or in cases, where there is an expectation that the Company will undertake activities to change the standalone functionality of the IP and the customer is contractually or practically required to use the latest version of the IP, revenue for the license to functional IP is recognized over time.

Development and regulatory milestone fees, which are a type of variable consideration, are recognized as revenue to the extent that it is probable that a significant reversal will not occur. The Company recognizes royalty revenue and sales-based milestones at the later of (i) when the related sales occur, or (ii) when the performance obligation to which the royalty has been allocated has been satisfied.
The Company has entered into a collaboration arrangement with Astellas Pharma Inc. (Astellas), as further described in Note 13, “
Collaboration agreement
”, of notes to consolidated financial statements.
Revenue recognition
The Company accounts for contracts with customers in accordance with ASC 606, including all amendments thereto. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as collaborative arrangements and leases. The Company’s disclosure within the below sections or elsewhere within these consolidated financial statements reflects the Company’s accounting policies in compliance with this standard.
Under ASC 606, an entity recognizes revenue when or as its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To recognize revenue for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies its performance obligations. The Company only applies the five-step model to contracts when it is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and identifies as a performance obligation each promise to transfer to the customer either (a) a good or service (or bundle of goods and services) that is distinct, or (b) a series of distinct goods and services that are substantially the same and have been the same pattern of transfer to the customer.
The Company assesses whether each promised good or service is distinct for the purpose of identifying the performance obligations in the contract. This assessment involves subjective determinations and requires management to make judgments about the individual promised goods or services and whether such are separable from the other aspects of the contractual relationship. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct) and (ii) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract). In assessing whether a promised good or service is distinct, the Company considers factors such as the research, manufacturing and commercialization capabilities of the collaboration partner (the “customer” in this type of arrangement) and the availability of the associated expertise in the general marketplace. The Company also considers the intended benefit of the contract in assessing whether a promised good or service is separately identifiable from other promises in the contract. If a promised good or service is not distinct, an entity is required to combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. For each arrangement that results in revenues, the Company identifies all performance obligations, which may include, for example, a license to IP and know-how,
research and development activities, and/or manufacturing services.
In addition to any upfront payment, if the consideration promised in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to a customer. The Company determines the amount of variable consideration by using the expected value method or the most likely amount method. The Company includes the estimated variable consideration in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. At the end of each subsequent reporting period, the Company re-evaluates
the estimated variable consideration included in the transaction price and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up
basis in the period of adjustment.
If an arrangement includes development and regulatory milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. If it is probable that a significant revenue reversal will not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or of the licensee such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received. At the end of each subsequent reporting period, the Company re-evaluates
the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up
basis, which would affect revenues and earnings in the period of adjustment.
For contracts that include sales-based royalties (including milestone payments based on the level of sales) promised in the exchange for licenses of intellectual property, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes royalty revenue and sales-based milestone payments at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied. In determining the transaction price, the Company adjusts the promised amount of consideration for the effects of the time value of money if the timing of payments provides the Company or the Company’s customer with a significant benefit of financing the transfer of goods and services. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be one year or less. The Company assesses each of its revenue generating arrangements in order to determine whether a significant financing component exists. The Company recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) each performance obligation is satisfied, either at a point in time or over time. For performance obligations satisfied over time, the Company measures progress toward completion of its performance obligations using an input method based on the Company’s efforts and inputs to satisfy its performance obligations relative to total expected inputs to the satisfaction of that performance obligation.
Amounts received from a customer prior to revenue recognition are recorded as deferred revenue. Amounts received from a customer that are expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current liability in the accompanying consolidated balance sheets.
Patent costs
The Company expenses patent application and related legal costs as incurred and classifies such costs as general and administrative expenses in the accompanying consolidated statements of operations.
Stock-based compensation
The Company accounts for its stock-based compensation in accordance with ASC Topic 718,
Compensation—Stock Compensation
(ASC 718). ASC 718 requires all share-based payments to employees and directors to be recognized as expense in the consolidated statements of operations and comprehensive loss based on their grant date fair values. The Company adopted FASB Accounting Standards Update (ASU)
2016-09
which identifies areas for simplification of several areas of share-based payment transactions. The Company treats non-employee
grants in a manner consistent with employee grants. The Company estimates the fair value of options granted using the Black-Scholes option pricing model for stock option grants to both employees and non-employees.
The Company believes the fair value of the stock options granted to non-employees
is more reliably determinable than the fair value of the services provided.

The Black-Scholes option pricing model requires inputs based on certain subjective assumptions, including (a) the expected stock price volatility, (b) the expected term of the award, (c) the risk-free interest rate and (d) expected dividends. Due to the lack of sufficient company-specific historical and implied volatility data, the Company has based its computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to the Company, including stage of product development and life science industry focus. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The expected term is applied to the stock option grant group as a whole, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. For options granted to non-employees,
the Company utilizes the contractual term of the share-based payment as the basis for the expected term assumption. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock.
The Company expenses the fair value of its share-based compensation awards to employees and non-employees
on a straight-line basis over the requisite service period, which is generally the vesting period.
Income taxes
The Company accounts for income taxes using the asset and liability method in accordance with ASC Topic 740,
Income Taxes
(ASC 740) which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. At December 31, 2022 and 2021, the Company has concluded that a full valuation allowance is necessary for its deferred tax assets (see Note 11, “
Income taxes
”).
Net loss per share
Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding during the period and, if dilutive, the weighted-average number of potential shares of common stock. Diluted net loss per share is the same as basic net loss per share for the years ended December 31, 2022 and 2021 since all potential shares of common stock instruments are anti-dilutive as a result of the loss for such periods.

Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Year Ended December 31,
	2022	2021
Numerator:
Net loss	$(81,580)	$(84,686)

Denominator:
Weighted-average shares of common stock outstanding-basic and diluted	35,075,924	34,351,274

Net loss per share-basic and diluted	$(2.33)	$(2.47)

Recently issued and adopted accounting pronouncements
From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (Jobs Act). The Jobs Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to avail itself of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
In June 2016, the FASB issued ASU
No. 2016-13,
Financial Instruments—Credit Losses
(Topic 326): Measurement of Credit Losses on Financial Instruments. The FASB has subsequently issued amendments to ASU
2016-13,
which have the same effective date and transition date. These standards require that credit losses be reported using an expected losses model rather than the incurred losses model that was previously used, and establishes additional disclosures related to credit risks. For available-for-sale
debt securities with unrealized losses, this standard now requires allowances to be recorded instead of reducing the amortized cost of the investment. These standards limit the amount of credit losses to be recognized for available-for-sale
debt securities to the amount by which carrying value exceeds fair value and requires the reversal of previously recognized credit losses if fair value increases. The Company adopted this standard on January 1, 2023 and it did not have a material impact
on the consolidated financial statements.
3. Fair value measurements
The Company’s financial assets measures at fair value on a recurring basis by level within the fair value hierarchy at December 31, 2022 and 2021 are summarized as follows:

		December 31, 2022
	Fair Value Hierarchy	Amortization Cost	Unrealized Gain (Loss)	Fair Market Value
Money market funds	Level 1	$30,648	$1	$30,649
Short-term marketable securities	Level 2	31,280	(137)	31,143

		$61,928	$(136)	$61,792

		December 31, 2021
	Fair Value	Amortization	Unrealized	Fair Market
	Hierarchy	Cost	Loss	Value
Money market funds	Level 1	$48,160	$—	$48,160
Short-term marketable securities	Level 2	51,116	(44)	51,072
Long-term marketable securities	Level 2	11,764	(45)	11,719

		$111,040	$(89)	$110,951

At December 31, 2022 and 2021, we held 14 and 18 debt securities, respectively, that were in an unrealized loss position. The unrealized losses at December 31, 2022 and 2021 were attributable to changes in interest rates and do not represent credit losses. The Company does not intend to sell the investments before recovery of their amortized cost bases, which may be at maturity. All investments mature within twelve months from December 31, 2022. The following tables summarize the Company’s debt securities in an unrealized loss position, aggregated by length of time in a continuous unrealized loss position.

	December 31, 2022
	Less than 12 Months		More than 12 Months		Total
	Fair Market Value	Unrealized Loss	Fair Market Value	Unrealized Loss	Fair Market Value	Unrealized Loss
Short-term marketable securities	$17,303	$(78)	$9,927	$(135)	$27,230	$(213)

	$17,303	$(78)	$9,927	$(135)	$27,230	$(213)

	December 31, 2021
	Less than 12 Months		More than 12 Months		Total
	Fair Market Value	Unrealized Loss	Fair Market Value	Unrealized Loss	Fair Market Value	Unrealized Loss
Short-term marketable securities	$32,991	$(29)	$—	$—	$32,991	$(29)
Long-term marketable securities	11,719	(45)	—	—	11,719	(45)

	$44,710	$(74)	$—	$—	$44,710	$(74)

4. Prepaid expenses and other current assets
Prepaid expenses and other current assets consisted of the following:

	December 31, 2022	December 31, 2021
Rent and deposits	$—	$470
Research and development expenses	2,084	858
Accounts receivable	449	144
Insurance	1,608	2,384
Other	255	185

Total	$4,396	$4,041

5. Property and equipment
Property and equipment include the following:

	December 31, 2022	December 31, 2021
Lab equipment	$5,706	$6,177
Furniture and office equipment	3,238	3,238
Software	291	291

Total	9,235	9,706
Accumulated depreciation	(6,496)	(4,184)

Property and equipment, net	$2,739	$5,522

The Company recognized $2,766 and $2,775 of depreciation expense for the years ended December 31, 2022 and 2021, respectively.
6. Accrued expenses
Accrued expenses consist of the following:

	December 31, 2022	December 31, 2021
Payroll and employee related expenses	$4,216	$4,375
Professional fees	377	767
Third-party research and development expenses	773	840
Other	525	119

Total	$5,891	$6,101

7. Debt
On December 11, 2020, the Company entered into a Loan and Security Agreement (Loan Agreement) with a commercial bank for a term loan with a principal balance of $15,000. The Company made monthly interest only payments through November 30, 2022. The principal balance and interest will be repaid in equal monthly installments after the interest only period and continue through May 1, 2024 (Loan Maturity Date). Advances under the Loan Agreement will bear an interest rate equal to the greater of either (i) 1.50% plus the Prime Rate (as reported in
The Wall Street Journal
, subject to an interest rate floor of zero) or (ii) 4.75%. The interest rate at December 31, 2022 was 9.0%. Interest expense related to the Loan Agreement was $961 for the year ended December 31, 2022 and $764 for the year ended December 31, 2021.
The Company may prepay the advance made under the Loan Agreement in whole, at any time subject to a prepayment premium equal to: (a) 2.0% of the then-outstanding principal amount of the advance, if such prepayment occurs on or prior to the first anniversary of the Closing Date; (b) 1.0% of the then-outstanding principal amount of the advance, if such prepayment occurs after the first anniversary of the Closing Date and on or prior to the second anniversary of the Closing Date; and (c) 0.0% of the then-outstanding principal amount of the advance, if such prepayment occurs after the second anniversary of the Closing Date. The prepayment premium is waived if the term loan is refinanced by the bank (in its sole and absolute discretion) on or prior to the Loan Maturity Date.
The Company will pay a final payment of $150, which will occur on the earliest of: (i) the Loan Maturity Date; (ii) the date that the Company prepays all of the outstanding principal in full; (iii) the date the loan payments are accelerated due to an event of default; or (iv) the termination of the Loan Agreement. The Company is accruing the final payment over the term of the loan. The term loan is secured by substantially all of the Company’s assets, excluding intellectual property.

8. Stockholders’ equity
Preferred stock
The Company has authorized 10,000,000 shares of $0.001 par value preferred stock of which no shares were issued or outstanding as of December 31, 2022.
Common stock
The Company has authorized 200,000,000 shares of $0.001 par value common stock of which 35,262,083 were issued and outstanding as of December 31, 2022. Common shares are voting, and dividends may be paid when, as and if declared by the Board of Directors.
The Company has reserved the following shares of common stock for future issuance as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Stock options outstanding	5,742,053	6,830,037
Shares available for future grant under stock option plan	988,216	1,552,630

	6,730,269	8,382,667

Equity Offerings
On December 10, 2021, the Company entered into an Equity Distribution Agreement (Sales Agreement) with Oppenheimer & Co. Inc. (Sales Agent) to sell shares of the Company’s common stock, par value $0.001 per share, with aggregate gross sales proceeds of up to $125,000, from time to time, through an “at the market” equity offering program. Subject to the terms and conditions of the Sales Agreement, the Sales Agent may sell the shares by methods deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made through The Nasdaq Global Select Market, on any other existing trading market for the Common Stock, to or through a market maker, or, if expressly authorized by the Company, in privately negotiated transactions. The Company or Sales Agent may terminate the Sales Agreement upon notice to the other party and subject to other conditions. The Company will pay the Sales Agent a commission equal to 3.0% of the gross proceeds of any Common Stock sold through the Sales Agent under the Sales Agreement and has provided the Sales Agent with customary indemnification rights.
Issuance costs incurred related to the Sales Agreement are classified as long-term assets on the balance sheet at December 31, 2022.
9. Stock-based compensation
On November 13, 2014, the Company adopted the 2014 Stock Incentive Plan (2014 Plan). All of the Company’s employees, officers, directors, and consultants are eligible to be granted options to purchase common shares and restricted stock under the terms of the 2014 Plan. The Company reserved an aggregate of 8,550,415 shares of common stock for issuance under the 2014 Plan. As of December 31, 2022, there were no shares of common stock available for future grants under the 2014 Plan.
On September 17, 2019, the Company’s board of directors and on September 19, 2019, its stockholders approved and adopted the 2019 Incentive Award Plan (2019 Plan). Under the 2019 Plan, the Company may grant stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock and cash-based awards to individuals who are then employees, officers, directors or consultants of the Company, and employees and consultants of the Company’s subsidiaries. A total of 3,100,000 shares of common stock were approved to be initially reserved for issuance under the 2019 plan. The number of shares under the 2014 Plan subject to outstanding awards as of the effective date of the 2019 Plan that are subsequently canceled, forfeited or repurchased by the Company will be added to the shares reserved under the 2019 Plan. In addition, the number of shares of common stock available for issuance under the 2019 Plan will be automatically increased on the first day of each calendar year during the ten-year
term of the 2019 Plan, beginning with January 1, 2020 and ending with January 1, 2029, by the amount equal to 4% of the outstanding number of shares of the Company’s common stock on December 31 of the preceding calendar year or such lesser amount as determined by the Company’s board of directors.
All stock option grants are
non-statutory
stock options except option grants to employees (including officers and directors) intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. Incentive stock options may not be granted at less than the fair market value of the Company’s common stock on the date of grant, as determined in good faith by the Board of Directors at its sole discretion. Nonqualified stock options may be granted at an exercise price established by the Board of Directors at its sole discretion (which has not been less than fair market value on the date of grant) and the vesting periods may vary. Vesting periods are generally four years and are determined by the Board of Directors. Stock options become exercisable as they vest. Options granted under the 2014 Plan and the 2019 Plan expire no more than ten years from the date of grant.
Stock options
A summary of the stock option activity under the 2014 Plan and the 2019 Plan are as follows:

	Number of shares	Weighted average exercise price (1)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding as of December 31, 2020	6,816,798	$10.11	8.45	$171,415
Granted	1,357,426	32.76	8.07	—
Exercised	(642,314)	2.02	—	$11,652
Forfeited	(701,873)	16.48	—	—

Outstanding as of December 31, 2021	6,830,037	$5.35	7.76	$6,987

Granted	221,176	1.78	8.32	—
Exercised	(10,047)	1.24	—	$37
Forfeited	(1,299,113)	18.04	—	—

Outstanding as of December 31, 2022	5,742,053	$2.35	6.69	$9,114

Options exercisable as of December 31, 2022	4,579,486	$2.40	6.39	$7,071

Options unvested as of December 31, 2022	1,162,567	$2.12	7.84	$2,043

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock.
(1)
On August 17, 2022, the Company’s Board of Directors approved the repricing of all options granted under the 2019 Incentive Award Plan that were held by then current employees, executives, directors, and consultants for which the exercise price per share was greater than the closing price per share of the Company’s common stock on August 17, 2022 (Underwater Options) by reducing the exercise price of each Underwater Option to $2.14, the closing price per share of the Company’s common stock on August 17, 2022. See “
Repricing of stock options
” section for more information.

Stock option valuation
The assumptions that the Company used to determine the grant-date fair value of stock options granted to employees and directors were as follows, presented on a weighted average basis:

	Year Ended December 31,
	2022	2021
Risk-free interest rate	3.0%	0.5%
Expected term (in years)	6.0	6.0
Expected volatility	80.0%	79.8%
Expected dividend yield	0.0%	0.0%
The weighted-average grant date fair value of options granted to employees during the years ended December 31, 2022 and 2021 was $1.58 and $22.39 respectively.
The total grant date fair value of options vested during the years ended December 31, 2022 and 2021 was $14,219 and $16,304, respectively.
Repricing of stock options
On August 17, 2022, the Board of Directors approved the repricing of each Underwater Option to $2.14, the closing price per share of the Company’s common stock on August 17, 2022. Except for the modification of the exercise price, all other terms and conditions of the Underwater Options remain in effect.
The option repricing resulted in incremental stock-based compensation of $2,505, of which $1,630 was recorded as expense in the year ended December 31, 2022 and $875 will be recognized as expense over the remaining vesting period.
Restricted stock units
The below summary includes restricted stock unit activity within the Company’s 2019 Incentive Award Plan for the year ended December 31, 2022.

	Number of shares	Weighted average fair value
Unvested, December 31, 2021	626,300	$9.54
Awarded	3,576,650	3.01
Vested	(551,450)	9.54
Forfeited	(549,850)	5.06

Unvested, December 31, 2022	3,101,650	$2.80

Stock-based compensation
Stock-based compensation expense of $19,831 and $21,750 for the years ended December 31, 2022 and 2021 respectively, is included in research and development and general and administrative expenses in the Company’s consolidated statements of operations and comprehensive loss.
As of December 31, 2022 and 2021, total unrecognized stock-based compensation expense relating to unvested stock options and restricted stock units was $19,537 and $39,112, respectively. This amount is expected to be recognized over a weighted-average period of 1.55 years and 2.49 years, respectively.

10. Employee stock purchase plan
On September 20, 2019, the Company’s board of directors and stockholders approved and adopted the 2019 Employee Stock Purchase Plan (ESPP) which became effective on the date of the Company’s initial public offering of shares of its common stock. The ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation. The number of shares of common stock available for issuance under the ESPP will be automatically increased on the first day of each calendar year during the first ten years of the term of the ESPP, beginning with January 1, 2020 and ending with January 1, 2029, by an amount equal to 1% of the outstanding number of shares of the Company’s common stock on December 31 of the preceding calendar year or such lesser amount as determined by the Company’s board of directors.
The Company’s first offering period of 2021 concluded on June 30, 2021 with the purchase of 7,064 shares in July 2021 related to this offering period. The Company’s second offering period of 2021 concluded on December 31, 2021 with the purchase of 31,832 shares in January 2022. The Company’s first offering period of 2022 concluded on June 30, 2022 with the purchase of 44,774 shares in July 2022 related to this offering period. As of December 31, 2022, a total of 1,225,527 shares remain for future offering periods. The Company’s second offering period of 2022 concluded on December 31, 2022 with the purchase of 24,754 shares in January 2023 related to this offering.
11. Income taxes
Since inception in 2014, the Company has generated cumulative federal and state net operating loss and research and development credit carryforwards for which the Company has not recorded any net tax benefit due to uncertainty around utilizing these tax attributes within the respective carryforward periods.
As of December 31, 2022, the Company had federal net operating loss carryforwards of approximately $174,107 and Massachusetts state operating loss carryforwards of approximately $141,318 which may be available to offset future taxable income. The U.S. federal net operating loss carryforwards include $22,399 available to reduce future taxable income through 2037 and approximately $151,708 which do not expire and are available to reduce future taxable income indefinitely. The state net operating loss carryforwards are available to offset future taxable income through 2042. As of December 31, 2022, the Company also had federal and Massachusetts research and development tax credit carryforwards of $8,177 and $3,556, respectively, which are available to offset federal and state tax liabilities through 2042 and 2037, respectively.
Realization of future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as provided under Sections 382 and 383 of the Code, respectively, as well as similar state provisions. These ownership changes may limit the number of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382 of the Code, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a rolling three-year period. The Company has completed several financings and has conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception and has determined that an ownership change did occur in March 2017. Accordingly, utilization of $12,400 of the U.S. net operating loss carryforwards which were incurred prior to March 2017
(pre-ownership
change) is limited under Section 382 of the Code. After the limitations under Section 382 of the Code, the Company may utilize approximately $10,800 of its pre-ownership
change net operating loss carryforwards based upon an annual usage of approximately $1,600 for each of the next five years after the ownership change and approximately $180 for each of the 15 years thereafter. The remaining pre-March
2017 ownership change net operating losses of approximately $1,600 were written off due to expiration under limitation. The limitation has been determined by first multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt
rate. These

carryforwards may be subject to further annual limitations under Section 382 of the Code in the event of future changes in ownership. Additionally, the Company has determined an ownership changed occurred in October of 2019 as a result of the IPO. Accordingly, utilization of approximately $46,123 of the U.S. net operating loss carryforwards incurred prior to October 2019 is also limited under Section 382 of the Code. The Company has determined it will be able to utilize the entire $46,123 of its pre-ownership
change net operating loss carryforwards based upon the limitations calculated from the October 2019 ownership change. These carryforwards may be subject to further annual limitations under Section 382 of the Code in the event of future changes in ownership.
ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, the Company has recorded a valuation allowance against its deferred tax assets at December 31, 2022 and 2021 because the Company’s management has determined that it is more likely than not that the Company will not recognize the benefits of its federal and state deferred tax assets primarily due to its cumulative loss position and, as a result, a valuation allowance of approximately $77,288 and $50,931 as of December 31, 2022 and 2021 has been established.
The Company has no unrecognized tax benefits. The Company has not, as yet, conducted a study of its research and development credit carryforwards. Such a study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credits and, if an adjustment were required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the consolidated balance sheet or consolidated statements of operations if an adjustment were required. The Company has elected to recognize interest and penalties related to income tax matters as a component of income tax expense, of which no interest or penalties were recorded for the years ended December 31, 2022 and 2021.
The Company files income tax returns in the U.S. and Massachusetts. The statute of limitations for assessment by the Internal Revenue Service and Massachusetts tax authorities remains open for all years since 2014. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state authorities to the extent utilized in a future period. No federal or state tax audits are currently in process.
A reconciliation of the Company’s
pre-tax
loss for the years ended December 31, 2022 and 2021 is as follows:

	2022	2021
Domestic	$(81,586)	$(84,624)
Foreign	4	(47)

Total	$(81,582)	$(84,671)

The Company’s provision at December 31, 2022 and 2021 consist of the following:

	2022	2021
Current:
Federal	$—	$—
State	(2)	15
Foreign	—	—

Total current	$(2)	$15
Deferred:
Federal	—	—
State	—	—
Foreign	—	—

Total deferred	$—	$—

Total (benefit) provision	$(2)	$15
A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate for the years ended December 31, 2022 and 2021 is as follows:

	2022	2021
U.S federal statutory income tax rate	21.0%	21.0%
Permanent differences	(0.1)	—
State income taxes, net of federal benefit	5.4	2.7
Research and development tax credits	5.1	3.6
State rate changes	3.7	—
Stock compensation deductions	(2.8)	1.6
Other items	—	(0.7)
Change in deferred tax asset valuation allowance	(32.3)	(28.2)

Effective income tax rate	—%	—%

The Company’s deferred tax assets at December 31, 2022 and 2021 consist of the following:

	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$45,512	$36,590
Research and development tax credits	11,163	7,026
Capitalized research and development costs	10,042	—
Intangibles	478	392
Stock compensation	9,507	6,554
Accrued expenses	—	107
Deferred revenue	—	—
Other	357	176
Fixed assets	282	265
Lease liability	7,735	7,269

Gross deferred tax asset	85,076	58,379
Valuation allowance	(77,288)	(50,931)

Net deferred tax assets	$7,788	$7,448
Deferred tax liabilities:
Right of use asset	(7,788)	(7,448)

Net deferred tax asset (liability)	$—	$—

12. Research and license agreements
Massachusetts Institute of Technology
In December 2016, the Company entered into an exclusive patent license agreement (MIT License Agreement), with the Massachusetts Institute of Technology (MIT), under which the Company received an exclusive, worldwide, royalty-bearing license to certain patent rights to develop, make, have made, use, sell, offer to sell, lease and import products (Licensed Products) and to develop and perform processes (Licensed Processes) which incorporate the licensed technology for the treatment of disease, including but not limited to the prevention and remediation of hearing loss. The Company also has the right to grant sublicenses of its rights under the MIT License Agreement.
The Company is required to use diligent efforts to develop and commercialize the Licensed Products or Processes, and to make such products or processes reasonably available to the public and to spend certain minimum amounts on research and development of Licensed Products and/or Processes each year until the first commercial sale of a Licensed Product and/or a first commercial performance of a Licensed Process. The Company is also subject to certain development obligations with regards to a first Licensed Product. The Company has satisfied certain obligations related to preclinical studies and the filing of an IND for a first Licensed Product with its development activities related to
FX-322.
The Company’s future development obligations are: (i) to commence a Phase 3 clinical trial for such Product within five years of the IND filing for such product, (ii) to file a New Drug Application or equivalent with the FDA or comparable European regulatory agency for such Product within nine years of the IND filing for such Product, and (iii) to make a first commercial sale of such Product within 11 years of the IND filing for such Product. The Company also has certain development obligations for a second Licensed Product. In the event that the Company has failed to fulfill the development timeline obligation with respect to a second Licensed Product and fails to cure such breach within ninety (90) days of written notice by MIT, MIT may restrict the licensed field to the prevention and remediation of hearing loss in humans and animals. The Company does not have the right to control prosecution of the in-licensed
patent applications, and its rights to enforce the
in-licensed
patents are subject to certain limitations.
Upon entering into the MIT License Agreement, the Company paid a $50 license fee payment and issued to MIT shares of our common stock equal to 5% of total then-outstanding capital stock. The Company is required to pay certain annual license maintenance fees which may be credited to running royalties during the same calendar year, if any, and to make potential milestone payments up to $2,900 on each Licensed Product or Licensed Process. In addition, the Company is required to pay a low single-digit royalty on Licensed Products and Licensed Processes and a low-twenties
royalty on sublicense revenues.
The MIT License Agreement will remain in effect until the expiration or abandonment of all issued patents and filed patent applications licensed thereunder remain in effect, unless terminated earlier. The Company has the right to terminate for any reason upon a
3-month
prior written notice. MIT shall have the right to terminate if the Company ceases to carry on any business related to the MIT License Agreement. MIT may terminate the MIT License Agreement for the Company’s material breach uncured within ninety (90) days (or thirty (30) days in the case of nonpayment). MIT may also terminate the MIT License Agreement if the Company or our affiliates commence any action against MIT to declare or render any claim of the licensed patent rights invalid, unpatentable, unenforceable, or non-infringed
(a patent challenge), or if our sublicensee commences such actions and the Company does not terminate such sublicense within thirty (30) days after MIT’s demand. MIT has the right to increase all payments due, instead of terminating the MIT License Agreement in the case of a patent challenge.
In May 2019, the Company entered into an amendment with MIT, updating the diligence milestones for a second Licensed Product.
In March 2022, the Company entered into an amendment with MIT, removing a patent and certain patent applications from the MIT License Agreement which were unrelated to the Company’s hearing and MS programs and which were not being utilized by the Company.

The patents
in-licensed
by the Company from MIT pursuant to the MIT License claim inventions created by, among others, Dr. Langer, one of the Company’s directors. Pursuant to MIT’s policy on the ownership, distribution and commercial development of MIT technology, or the MIT Policy, inventors of intellectual property invented at MIT, including the inventors of patents licensed to the Company under the MIT License, are entitled to a portion of the net royalty income derived by MIT from such inventions, but not amounts received by MIT from the sale of common stock previously issued by the Company to MIT pursuant to the MIT License. Accordingly, pursuant to the MIT Policy, Dr. Langer is entitled to receive a portion of the amounts the Company pays to MIT under the MIT License, including the Astellas Royalty Payment and future milestone payments or royalties, if any, that the Company may receive pursuant to the Astellas Agreement. Accordingly, Dr. Langer has received $11 and $6 from MIT under the MIT Policy during the years ended December 31, 2022 and 2021, respectively. Refer to Note 18, “
Related party transactions
”, for all related party disclosures.
The Scripps Research Institute (California Institute for Biomedical Research)
In September 2018, the Company entered into a license agreement (CALIBR License Agreement) with the California Institute for Biomedical Research (CALIBR) under which the Company received an exclusive, worldwide, royalty-bearing license to certain patent rights to make, have made, use, sell, offer to sell, and import products (CALIBR Licensed Products) which incorporate the licensed technology for the treatment of multiple sclerosis. The Company also have the right to grant sublicenses of our rights under the CALIBR License Agreement. CALIBR reserves the right to use for itself and the right to grant non-exclusive
licenses to other nonprofit or academic institutions, for any internal research and educational purposes.
The Company is required to use commercially reasonable efforts to develop, manufacture, and sell at least one CALIBR Licensed Product. The Company is also subject to certain milestone timeline obligations, which may be extended in certain circumstances as set forth in the CALIBR License Agreement. In October 2021, the Company entered into an amendment with CALIBR which updated the milestone obligations to: (i) initiate a Phase 2 clinical trial (or equivalent) for a CALIBR Licensed Product by December 31, 2023 and (ii) initiate a Phase 3 clinical trial (or equivalent) for a CALIBR Licensed Product by December 31, 2025. The Company does not have the right to control prosecution of the in-licensed
patent applications, and the Company’s rights to enforce the in-licensed
patents are subject to certain limitations.
Upon entering into the CALIBR License Agreement, the Company made a $1,000 license fee payment and is required to make milestone payments up to $26,000 for each Category of CALIBR Licensed Products (Category 1 is any CALIBR Licensed Products containing a compound that modulates any muscarinic receptor and Category 2 is any CALIBR Licensed Products not included in Category 1 that could differentiate oligodendrocyte precursor cells from in vitro
studies and/or are active in animal models relevant to MS). The Company is also required to pay a middle single-digit royalty on CALIBR Licensed Products and a royalty on sublicense revenues ranging from low-teen
percentage to 50%.
The CALIBR License Agreement shall continue in effect until expiration of all Company obligations to pay royalties. Royalties shall be payable on a country-by-country
and CALIBR Licensed
Product-by-CALIBR
Licensed Product basis upon the later of (1) the expiration or abandonment of all valid claims of the licensed patent rights in such country and (2) ten years from the first commercial sale of each CALIBR Licensed Product. The Company may terminate the CALIBR License Agreement at will upon a
30-day
prior written notice. The Company may also elect to terminate its license to one or more licensed patents in any or all jurisdictions by giving ninety (90) days’ prior written notice to CALIBR. CALIBR may terminate the CALIBR License Agreement for material breach uncured within thirty (30) days. CALIBR has the right to terminate or reduce the license to a non-exclusive
license if the Company fails to use diligent efforts to develop and commercially exploit CALIBR Licensed Products.

Massachusetts Eye and Ear (Formerly Massachusetts Eye and Ear Infirmary)
In February 2019, the Company entered into an
Non-Exclusive
Patent License Agreement (MEE License Agreement) with the Massachusetts Eye and Ear (MEE) under which it received a non-exclusive,
non-sublicensable, worldwide, royalty-bearing license to certain patent rights to develop, make, have made, use, sell, offer to sell, lease and import products and to develop and perform processes which incorporate the licensed technology for the treatment or prevention of hearing loss (MEE licensed products).
The Company is obligated to use diligent efforts to develop and commercialize the MEE licensed products. The Company met one of its milestone timeline obligations by dosing a first subject in a Phase 2 trial by December 31, 2020. The Company is still subject to a milestone timeline obligation to dose a first subject in a Phase 3 trial by December 31, 2024. The Company does not control the filing, prosecution, enforcement, and defense of any licensed patent rights.
Upon entering the MEE License, the Company made a $20 license fee payment. The Company is obligated to pay certain annual license maintenance fees between $5 and $7.5 per each MEE patent family case number included in the licensed MEE patent rights prior to first commercial sale of an MEE licensed product. The Company is also obligated to pay a minimum annual royalty payment of $15 per each MEE patent family case number included in the licensed MEE patent rights after first commercial sale of an MEE licensed product. The Company is also obligated to make milestone payments up to $350 on each product or process that incorporates the licensed patent rights. In addition, the Company has agreed to pay a low single-digit royalty on products and processes that incorporate the licensed patent rights.
The MEE License Agreement shall remain in effect until all issued patents and filed patent applications within the licensed patent rights have expired or been abandoned, unless terminated earlier. The Company has the right to terminate the MEE License Agreement at will by giving thirty (30) business days advance written notice to MEE. MEE has the right to terminate the MEE License Agreement if the Company fails to make any payment due within thirty (30) business days after MEE notifies the Company of such failure. MEE shall have the right to terminate if the Company fails to maintain the required insurance. MEE shall also have the right to terminate the MEE License Agreement upon forty-five (45) business days written notice if the Company becomes insolvent. MEE has the right to terminate for any other default not cured within sixty (60) business days written notice. MEE also has the right to terminate if the Company or its affiliates challenge the validity of the licensed patent rights.
13. Collaboration agreement
In July 2019, the Company entered into a License and Collaboration Agreement with Astellas (Astellas Agreement), under which the Company granted Astellas an exclusive, royalty-bearing, sub-licensable,
nontransferable license to certain patent rights to research, develop, manufacture, have manufactured, use, seek and secure regulatory approval for, commercialize, offer for sale, sell, have sold and import, and otherwise exploit licensed products containing both a
GSK-3
inhibitor and an HDAC inhibitor (Astellas Licensed Products), including the product candidate
FX-322,
outside of the United States. The Company also granted Astellas a right of first negotiation and a right of last refusal if it entered into any negotiation or agreement of any kind (other than an acquisition of all of the stock or assets of the Company) with any third party under which such third party would obtain the right to develop, manufacture, or commercialize Astellas Licensed Products in the United States.
These parties have agreed to use commercially reasonable efforts to carry out development activities assigned to it under an agreed-upon development plan. Astellas has agreed to use commercially reasonable efforts to obtain regulatory approval for at least one Astellas Licensed Product in sensorineural hearing loss and in age-related
hearing loss, in each case, in one major Asian country and one major European country. The Company has agreed to use commercially reasonable efforts to obtain regulatory approval for at least one

Astellas Licensed Product in the United States. Astellas has the sole right to commercialize the Astellas Licensed Products outside of the United States, and the Company has the sole right to commercialize the Astellas Licensed Products in the United States. Astellas has agreed to use commercially reasonable efforts to commercialize Astellas Licensed Products in a major Asian country and a major European country following receipt of regulatory approval in such countries.
The collaboration is governed by a joint steering committee (JSC) established under the Astellas Agreement and shall be comprised of three representatives each from the Company and Astellas. The JSC shall oversee and coordinate the overall conduct of the development, manufacture and commercialization of the Astellas Licensed Products. All decisions of JSC shall be taken through a unanimous vote with each party’s representatives collectively having one vote. Both the parties shall be responsible for carrying out the development and manufacturing activities in their defined territory in accordance with the plan as reviewed and approved in the JSC.
As consideration for the licensed rights under the Astellas Agreement, Astellas paid the Company an upfront payment of $80,000 in July 2019 and has agreed to pay potential development milestone payments up to $230,000 and commercialization milestones of up to $315,000. Specifically, the Company would receive development milestone payments of $65,000 and $25,000 upon the first dosing of a subject in a Phase 2b clinical trial for SNHL in Europe and Asia, respectively and $100,000 and $40,000 upon the first dosing of a subject in a Phase 3 clinical trial for SNHL in Europe and Asia, respectively. If the Astellas Licensed Products are successfully commercialized, the Company would be eligible for up to $315,000 in potential commercial milestone payments and also tiered royalties at rates ranging from low-
to
mid-teen
percentages. The parties shall share equally, on a 50/50 basis, all out-of-pocket
costs and joint study costs for all the joint activities conducted pursuant to the development plans or the joint manufacturing plan.
The Astellas Agreement remains in effect until the expiration of all royalty obligations. Royalties are paid on a licensed product-by-licensed
product and
country-by-country
basis until the latest of (i) the expiration of the last valid claim in the licensed patent rights with respect to such Astellas Licensed Product in such country or (ii) a set number of years from the first commercial sale of such Astellas Licensed Product in such country. Astellas may terminate the Astellas Agreement at will upon 60 days’ written notice. Each party has the right to terminate the Astellas Agreement due to the other party’s material breach if such breach remains uncured for 90 days (or 45 days in the case of nonpayment) or if the other party becomes bankrupt.
The Astellas Agreement is a collaborative agreement that is within the scope of ASC 808. The Company analyzed the joint research and development activities to assess whether they fall within the scope of ASC 808, and will reassess this throughout the life of the arrangement based on changes in the roles and responsibilities of the parties. Based on the terms of the arrangement as outlined above, both parties are deemed to be active participants in the collaboration. Both parties are performing research and development activities in their defined territory and will be performing joint clinical studies in accordance with the development plan and the study protocol approved by the JSC. Additionally, Astellas and the Company are exposed to significant risks and rewards dependent on the commercial success of any product candidates that may result from the collaboration. As such, the collaboration arrangement is deemed to be within the scope of ASC 808.
The arrangement consists of two components; the license of IP and the research and development activities, including committee participation, to support the co-development
and research plan. Under the provisions of ASC 808, the Company has determined that it will apply the guidance in ASC 606 to recognize the revenue related to the license since that component of the arrangement is more reflective of a vendor-customer relationship. The Company determined that the license and the related research and development services associated with the Phase 2a clinical study were not distinct from one another, as the license has limited value to Astellas without the performance of the research and development activities and the Phase 2a study is essential to the use of the license. As such, the Company determined that these activities should be accounted for as a single combined performance obligation.

Revenue associated with this single performance obligation was recognized as the research and development work was performed, using an input method on the basis of research and development costs incurred to date relative to total research and development costs expected to be incurred. The transfer of control occurred over this time period and, in management’s judgment, was the best measure of progress towards satisfying the performance obligation. The Company determined that the period of performance of the research and development services began upon the signing of the Astellas Agreement and continued until the completion of the Phase 2a clinical trial of
FX-322
(FX-322-202).
The transaction price of $80,000 was allocated to the single combined performance obligation and recorded as deferred revenue in July 2019 when it was received. This upfront payment was recognized as revenue over the period from July 2019 until June 30, 2021, the completion date of the Phase 2a clinical trial
(FX-322-202),
using the input method.
The potential development and regulatory milestone payments are fully constrained until the Company can conclude that achievement of the milestone is probable and that it is probable that recognition of revenue related to the milestone will not result in a significant reversal in the amount of cumulative revenue recognized when the uncertainty associated with the variable consideration is ultimately resolved and as such these have been excluded from the transaction price. As part of its evaluation of the constraint, the Company considers numerous factors, including the fact that achievement of the milestones is outside the control of the Company and contingent upon the future success of clinical trials, the licensee’s efforts, and the receipt of regulatory approval. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as these amounts have been determined to relate predominantly to the license granted to Astellas and therefore are recognized at the later of when the performance obligation is satisfied, or the related sales of licensed products occur. The Company re-evaluates
the transaction price, including its estimated variable consideration included in the transaction price and all constrained amounts, at each reporting period and as uncertain events are resolved or other changes in circumstances occur, and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up
basis, which would affect revenues and earnings in the period of adjustment.
The Astellas Agreement contains joint research and development activities that are not within the scope of ASC 606. The Company will recognize research and development expense related to the joint study costs for all the joint activities in future periods and reimbursements received from Astellas will be recognized as an offset to research and development expense on the consolidated statements of operations during the development period. In the year ended December 31, 2022 and 2021, the Company invoiced Astellas $392 and $885 for joint costs.
14. Leases
On December 11, 2020, the Company entered into an Agreement for Termination of Lease and Voluntary Surrender of Premises (Lease Termination Agreement) with
ARE-MA
Region No. 20, LLC (Landlord) for the Company’s office and laboratory space in Woburn, Massachusetts. The Lease Termination Agreement provides that the Lease Agreement, dated as of August 14, 2016, by and between the Company and Landlord (as the same may have been amended, the Lease) will terminate on March 31, 2021, unless the Company elects to extend the term of the Lease. The Company exercised the option to extend the lease until May 31, 2021.
On January 7, 2020 the Company entered into an indenture of lease (Lexington Lease) with HCP/KING 75 Hayden LLC, for the lease of approximately 61,307 square feet of rentable area in Lexington, Massachusetts or (Lexington Premises). The Lexington Lease commenced on December 11, 2020. In the second quarter of 2021, the Company began using the Lexington Premises as its principal executive offices and laboratory for research and development. The term of the Lexington Lease is expected to end on May 31, 2031. The Company also has the option to extend the Initial Term for two additional terms of five years each.

The Company’s rent expense for the years ended December 31, 2022 and 2021 was $4,802 and $4,960, respectively.

Other information	December 31, 2022
Weighted-average remaining operating lease term	8.4 years
Weighted-average discount rate	8.5%
The table below reconciles the undiscounted cash flows to the operating lease liability recorded on the consolidated balance sheet as of December 31, 2022.

2023	4,273
2024	4,402
2025	4,534
2026	4,670
2027	4,810
Thereafter	17,530

Total minimum lease payments	40,219
Less: amount of lease payments representing interest	(11,437)

Present value of future lease payments	28,782
Less: current lease liabilities	(2,021)

Noncurrent lease liabilities	$26,761

Future aggregate minimum payments under the noncancelable operating lease as of December 31, 2022 are as follows:

2023	$4,273
2024	4,402
2025	4,534
2026	4,670
2027 and beyond	22,340

Total minimum lease payments	$40,219

15. Sublease
On July 8, 2022, the Company entered into a Sublease Agreement with SalioGen Therapeutics, Inc. (SalioGen) to sublease approximately 30,040 rentable square feet of the Company’s office space in Lexington, MA for a two-year
term. The base sublease rent per month for the first and second year of the sublease is $197 and $203, respectively. In addition to base rent, SalioGen will pay 49% of operating costs and taxes payable under the Company’s lease for the Lexington, MA office space.
Since commencement, the Company has accounted for the Lexington, MA office space as an operating lease. In accordance with ASC 842, the Company concluded the sublease is also an operating lease. The Company recognized sublease income of $1,186 for the year ended December 31, 2022. The below table shows the expected future sublease income as of December 31, 2022.

Years Ending December 31,	Sublease Income
2023	$2,371
2024	1,383

Total future sublease income	$3,754

16. Commitments and contingencies
Contract commitments
The Company enters into contracts in the normal course of business with CROs, CMOs, universities, and other third parties for preclinical research studies, clinical trials and testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancelable by us upon prior written notice although, purchase orders for clinical materials are generally non-cancelable.
Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancelable
obligations of our service providers, up to the date of cancellation or upon the completion of a manufacturing run.
Guarantees
The Company has identified the guarantees described below as disclosable, in accordance with ASC 460,
Guarantees
.
As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make is unlimited; however, the Company has directors’ and officers’ insurance coverage that should limit its exposure and enable it to recover a portion of any future amounts paid.
The Company is a party to a number of agreements entered into in the ordinary course of business that contain typical provisions that obligate the Company to indemnify the other parties to such agreements upon the occurrence of certain events. Such indemnification obligations are usually in effect from the date of execution of the applicable agreement for a period equal to the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain.
The Company leases office space in Lexington, Massachusetts under a ten-year
noncancelable lease. The $1,699 security deposit for this lease is classified as restricted cash as of December 31, 2022. The Company exited the Woburn, Massachusetts facility in the second quarter of 2021. The Company has standard indemnification arrangements under these leases that require it to indemnify the landlord against all costs, expenses, fines, suits, claims, demands, liabilities, and actions directly resulting from any breach, violation, or nonperformance of any covenant or condition of the lease.
As of December 31, 2022 and 2021, the Company had not experienced any losses related to these indemnification obligations, and no material claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves have been established.
Legal Contingencies
The Company accrues a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that the Company can reasonably estimate the amount of the loss. The Company reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Company’s accrued liabilities would be recorded in the period in which such determination is made.
In addition, in accordance with the relevant authoritative guidance, for any matters in which the likelihood of material loss is at least reasonably possible, the Company will provide disclosure of the possible loss or range of loss. If a reasonable estimate cannot be made, however, the Company will provide disclosure to that effect. The Company expenses legal costs as they are incurred.

On June 3, 2021 and June 22, 2021, purported stockholders of the Company filed putative class action lawsuits in the U.S. District Court for the District of Massachusetts against the Company and the Company’s Chief Executive Officer, President, and Director, David Lucchino. On March 21, 2022, the two lawsuits were consolidated into a single lawsuit,
Quinones et al. v. Frequency Therapeutics, Inc. et al
. and on May 16, 2022, the Company’s Chief Development Officer, Dr. Carl LeBel, was added as a defendant. The plaintiffs allege violations of Sections 10(b), 20(a) and Rule 10b5 of the Securities Exchange Act of 1934, as amended (the Exchange Act), due to allegedly false and misleading statements and omissions about the Company’s Phase 2a clinical trial
(FX-322-202)
for its product candidate
FX-322
in the Company’s public disclosures between October 29, 2020 and March 22, 2021. The lawsuit seeks, among other things, damages in connection with the Company’s allegedly artificially inflated stock price between October 29, 2020 and March 22, 2021 as a result of those allegedly false and misleading statements and omissions, as well as interest, attorneys’ fees and costs. The Company intends to vigorously defend against all claims asserted in the lawsuit. The Company filed a motion to dismiss the Amended Complaint on July 15, 2022. This matter is at the very early stages of the legal process, and as a result, the Company is not able to estimate a range of possible loss. Since an estimate of the possible loss or range of loss cannot be made at this time, no accruals have been recorded as of December 31, 2022.
On June 21, 2022, the Delaware Chancery Court dismissed a lawsuit brought by two purported stockholders against the Company and others. For previously reported information on this lawsuit, refer to Part I, Item 3, “Legal Proceedings” of the Company’s 2021 Form
10-K.
On August 16, 2022, these same two purported stockholders of the Company filed a similar lawsuit in Delaware Superior Court against (i) the Company, (ii) Computershare Inc., and (iii) Computershare Trust Company, N.A., entitled
The Gregory J. Parseghian Revocable Trust
,
et al.
v.
Frequency Therapeutics, Inc., et al.
The lawsuit alleges causes of action against the Company for breach of the statutory duty of care, negligence, conversion, and unjust enrichment, based on allegations that actions were taken to prevent the purported stockholders from selling their shares in the Company. The Company intends to vigorously defend against all claims asserted in the lawsuit. This matter is at the very early stages of the legal process, and as a result, the Company is not able to estimate a range of possible loss. Since an estimate of the possible loss or range of loss cannot be made at this time, no accruals have been recorded as of December 31, 2022.
On June 30, 2022, a purported stockholder of the Company filed a shareholder derivative complaint in the U.S. District Court for the District of Delaware purportedly on the Company’s behalf against members of the Company’s board of directors and the Company as a nominal defendant, entitled
Dewey v. Cohen et. al.
The complaint alleges (i) violations of Section 10(b) and Rule 10b5 of the Exchange Act, (ii) breach of fiduciary duty, (iii) aiding and abetting breach of fiduciary duty, (iv) unjust enrichment, and (v) waste of corporate assets. The claims are based on the same underlying allegations as the
Quinones
case (described above). The complaint seeks, among other things, monetary damages, interest, attorneys’ fees and costs. On September 27, 2022, this lawsuit was stayed pending resolution of the
Quinones
case. This matter is at the very early stages of the legal process, and as a result, the Company is not able to estimate a range of possible loss. The Company’s board members are each party to an indemnification agreement with the Company that may require the Company to reimburse the board members for certain expenses and other costs related to this lawsuit. Since an estimate of the possible loss or range of loss cannot be made at this time, no accruals have been recorded as of December 31, 2022.
17. Employee benefit plan
Employees of the Company are eligible to participate in the Company’s 401(k) retirement plan (401(k) Plan). Participants may contribute up to 90% of their annual compensation to the 401(k) Plan, subject to statutory limitations. Under the 401(k) Plan Safe Harbor Match, the Company matches 100% of the first 5% of employee contributions and vests 100% at time of match. For the years ended December 31, 2022 and 2021, the Company made matching contributions of $550 and $723, respectively.

18. Related party transactions
As disclosed in Note 12, “
Research and license agreements
”, the Company entered into the MIT License Agreement in December 2016. The patents in-licensed
by the Company from MIT pursuant to the MIT License Agreement claim inventions created by, among others, Dr. Langer, one of the Company’s directors. Accordingly, Dr. Langer has received $11 and $6 from MIT under the MIT Policy during the years ended December 31, 2022 and 2021, respectively.
The Company’s lease for its Woburn, Massachusetts facility, terminated in May 2021 as disclosed in Note 14, “
Leases
”, was with an entity affiliated with one of the Company’s directors and shareholders.
19. Subsequent events
The Company has evaluated subsequent events for recognition, remeasurement and disclosure purposes through March 10, 2023, the date which the consolidated financial statements were available to be issued. The identified subsequent event is as follows:
On February 13, 2023, the Company announced a restructuring in which its hearing program was discontinued. As a result, the Company reduced its workforce by approximately 55% to better align with the needs of its business. The total personnel costs related to the restructuring are estimated to be approximately $4,000 in future cash outlays primarily related to severance costs and related expenses.

Frequency Therapeutics, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(unaudited)

	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$39,712	$51,954
Short-term marketable securities	6,766	31,143
Prepaid expenses and other current assets	1,901	4,396

Total current assets	48,379	87,493
Property and equipment, net	1,327	2,739
Right of use assets	27,717	28,980
Restricted cash	1,960	1,699
Other long-term assets	—	327

Total assets	$79,383	$121,238

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,294	$3,114
Accrued expenses	4,871	5,891
Lease liabilities, current portion	2,163	2,021
Term loan, current portion	—	10,000

Total current liabilities	8,328	21,026
Lease liabilities, net of current portion	25,647	26,761
Term loan, net of current portion	—	4,167
Other long-term liabilities	—	89

Total liabilities	33,975	52,043

Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized, no shares issued or outstanding at June 30, 2023 and December 31, 2022	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized, 35,963,706 and 35,262,083 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	36	35
Additional paid-in capital	337,382	331,023
Accumulated other comprehensive loss	(6)	(198)
Accumulated deficit	(292,004)	(261,665)

Total stockholders’ equity	45,408	69,195

Total liabilities and stockholders’ equity	$79,383	$121,238

See accompanying notes.

Frequency Therapeutics, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share amounts)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Operating expenses:
Research and development	$4,594	$13,273	$15,949	$27,054
General and administrative	7,237	8,000	16,393	17,477

Total operating expenses	11,831	21,273	32,342	44,531

Loss from operations	(11,831)	(21,273)	(32,342)	(44,531)
Interest income	346	425	869	520
Interest expense	—	(208)	(284)	(386)
Other income (expense), net	694	(227)	1,447	(260)

Loss before income taxes	(10,791)	(21,283)	(30,310)	(44,657)
Income tax	(5)	(2)	(29)	(14)

Net loss	$(10,796)	$(21,285)	$(30,339)	$(44,671)

Net loss per share attributable to common stockholders-basic and diluted	$(0.30)	$(0.61)	$(0.85)	$(1.28)

Weighted-average shares of common stock outstanding-basic and diluted	35,800,821	34,976,409	35,563,754	34,894,001

See accompanying notes.

Frequency Therapeutics, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net loss	$(10,796)	$(21,285)	$(30,339)	$(44,671)
Other comprehensive gain (loss):
Unrealized gain (loss) on marketable securities and money market funds	58	(96)	192	(330)

Total other comprehensive gain (loss)	58	(96)	192	(330)

Comprehensive loss	$(10,738)	$(21,381)	$(30,147)	$(45,001)

See accompanying notes.

Frequency Therapeutics, Inc.
Consolidated Statements Stockholders’ Equity
(in thousands, except share and per share amounts)
(unaudited)

	Common shares issued	Common par value	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ equity
Balance, March 31, 2022	34,976,409	$35	$316,402	$(296)	$(203,471)	$112,670
Stock-based compensation expense	—	—	4,564	—	—	4,564
Other comprehensive loss	—	—	—	(96)	—	(96)
Net loss	—	—	—	—	(21,285)	(21,285)

Balance, June 30, 2022	34,976,409	$35	$320,966	$(392)	$(224,756)	$95,853

Balance, March 31, 2023	35,751,956	$36	$334,485	$(64)	$(281,208)	$53,249
Stock-based compensation expense	—	—	2,897	—	—	2,897
Issuance of common stock pursuant to restricted stock units	211,750	—	—	—	—	—
Other comprehensive gain	—	—	—	58	—	58
Net loss	—	—	—	—	(10,796)	(10,796)

Balance, June 30, 2023	35,963,706	$36	$337,382	$(6)	$(292,004)	$45,408

	Common shares issued	Common par value	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ equity
Balance, December 31, 2021	34,611,213	$35	$310,936	$(62)	$(180,085)	$130,824
Stock-based compensation expense	—	—	9,830	—	—	9,830
Purchase of common stock under Employee Stock Purchase Plan	31,832	—	139	—	—	139
Issuance of common stock, net	22,764	—	61	—	—	61
Issuance of common stock pursuant to restricted stock units	310,600	—	—	—	—	—
Other comprehensive loss	—	—	—	(330)	—	(330)
Net loss	—	—	—	—	(44,671)	(44,671)

Balance, June 30, 2022	34,976,409	35	320,966	(392)	(224,756)	95,853

Balance, December 31, 2022	35,262,083	$35	$331,023	$(198)	$(261,665)	$69,195
Stock-based compensation expense	—	—	6,328	—	—	6,328
Purchase of common stock under Employee Stock Purchase Plan	24,754	—	31	—	—	31
Issuance of common stock, net	2,969	—	—	—	—	—
Issuance of common stock pursuant to restricted stock units	673,900	1	—	—	—	1
Other comprehensive gain	—	—	—	192	—	192
Net loss	—	—	—	—	(30,339)	(30,339)

Balance, June 30, 2023	35,963,706	$36	$337,382	$(6)	$(292,004)	$45,408

See accompanying notes.

Frequency Therapeutics, Inc.
Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(30,339)	$(44,671)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	6,328	9,830
Depreciation expense	1,494	1,415
Non-cash lease expense	1,263	1,262
Non-cash interest (income) expense	(223)	443
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	2,495	1,636
Accounts payable	(1,820)	797
Lease liabilities	(972)	(912)
Accrued expenses	(782)	(621)

Net cash used in operating activities	(22,556)	(30,821)

Cash flows from investing activities:
Sale of property and equipment	18	—
Purchase of property and equipment	(100)	(16)
Purchase of marketable securities	(1,978)	(38,108)
Redemption of marketable securities	26,770	31,483

Net cash provided by (used in) investing activities	24,710	(6,641)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	1	61
Proceeds from Employee Stock Purchase Plan	31	139
Repayment of Term Loan	(14,167)	—

Net cash (used in) provided by financing activities	(14,135)	200

Net decrease in cash, cash equivalents and restricted cash	(11,981)	(37,262)
Cash, cash equivalents, and restricted cash at beginning of period	53,653	81,334

Cash, cash equivalents, and restricted cash at end of period	$41,672	$44,072

See accompanying notes

Frequency Therapeutics, Inc.
Notes to Unaudited Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
1. Organization and basis of presentation
Organization
Frequency Therapeutics, Inc., together with its wholly owned subsidiaries, Frequency Therapeutics, PTY, LTD, and Frequency Therapeutics Securities Corporation (the Company) headquartered in Lexington, Massachusetts, was incorporated in November 2014 as a Delaware corporation. The Company is a preclinical-stage regenerative medicine company focused on developing therapeutics to activate a person’s innate regenerative potential to restore function. On February 13, 2023, the Company announced a restructuring of the business which included the discontinuation of its hearing program and a downsizing of personnel by approximately 55%. On May 31, 2023, the Company announced an additional reduction in force of approximately 55% of its remaining personnel.
Liquidity and capital resources
The Company has funded its operations primarily with proceeds from private and public securities financings, a term loan, and amounts received under a collaboration agreement. The Company has incurred recurring losses since its inception. In addition, as of June 30, 2023, the Company had an accumulated deficit of $292,004. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances that additional funding will be available on terms acceptable to the Company, or at all. The Company believes that existing resources and the cost savings generated from the restructuring and reduction in force announced in February and May 2023, respectively, will be sufficient to fund planned operations for at least twelve months from the date the financial statements were available to be issued.
Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure its financial condition, results of operations, and cash flows are consistently reported. References to GAAP issued by the FASB in these notes to the consolidated financial statements are to the FASB Accounting Standards Codification (ASC).
Principles of consolidation
The consolidated financial statements include the accounts of Frequency Therapeutics, Inc. and its wholly owned subsidiaries Frequency Therapeutics Securities Corporation and Frequency Therapeutics PTY, LTD. All intercompany transactions and balances have been eliminated. The significant accounting policies used in preparation of these interim financial statements are consistent with those discussed in Note 2, “
Summary of significant accounting policies
,” in the Company’s Annual Report on Form
10-K
(the Company’s Form
10-K).
Unaudited interim financial information
The accompanying consolidated balance sheet as of June 30, 2023 and the consolidated statements of operations, the consolidated statements of comprehensive loss and the consolidated statements of stockholders’ equity for the three and six months ended June 30, 2023 and 2022 and the consolidated statements of cash flows for the six months ended June 30, 2023 and 2022 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2023, the results of its operations for the three and six months ended June 30, 2023 and 2022, and cash flows for the six months ended June 30, 2023 and 2022. The financial data and other information disclosed in these notes related to the three and six months ended June 30, 2023 and 2022 are also unaudited. The results for the three and six months ended June 30, 2023 are not necessarily indicative of results to be expected for the year ending December 31, 2023, any other interim periods, or any future year or period. The consolidated balance sheet as of December 31, 2022 included herein was derived from the audited consolidated financial statements as of that date. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2022 included in the Company’s Form
10-K.
2. Recently adopted and issued accounting standards
From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the JOBS Act). The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to avail itself of this extended transition period and, as a result, the Company will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
In June 2016, the FASB issued ASU
No. 2016-13,
Financial Instruments—Credit Losses
(Topic 326): Measurement of Credit Losses on Financial Instruments. The FASB has subsequently issued amendments to ASU
2016-13,
which have the same effective date and transition date. These standards require that credit losses be reported using an expected losses model rather than the incurred losses model that was previously used, and establishes additional disclosures related to credit risks. For available-for-sale
debt securities with unrealized losses, this standard now requires allowances to be recorded instead of reducing the amortized cost of the investment. These standards limit the amount of credit losses to be recognized for available-for-sale
debt securities to the amount by which carrying value exceeds fair value and requires the reversal of previously recognized credit losses if fair value increases. The Company adopted the standard on January 1, 2023 and it did not have a material impact on the consolidated financial statements.
3. Fair value measurements
The Company’s financial assets are measured at fair value on a recurring basis by level within the fair value hierarchy at June 30, 2023 and December 31, 2022 are summarized as follows:

	June 30, 2023
	Fair Value Hierarchy	Fair Market Value
Cash equivalents:
Money market funds	Level 1	30,441
Investments:
Short-term marketable securities	Level 2	6,766

		$37,207

December 31, 2022
Fair Value Hierarchy	Fair Market Value

Cash equivalents:
Money market funds	Level 1	30,649
Investments:
Short-term marketable securities	Level 2	31,143

		$61,792

The carrying amounts reflected in the consolidated balance sheet for prepaid expenses and other current assets, accounts payable, accrued expenses, other liabilities, and term loan are shown at their historical values which approximate their fair values.
Silicon Valley Bank (SVB) was closed on March 10, 2023 by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (FDIC) as receiver. The FDIC then reopened SVB as Silicon Valley Bridge Bank, N.A. (SVBB). At June 30, 2023, SVBB holds the Company’s sweep account and one of the Company’s deposit accounts. The Company is actively working to move these accounts to another financial institution.
4. Investments
The following tables summarize the Company’s investments, all of which are classified as available-for-sale
and recorded at fair value:

	June 30, 2023
	Amortization Cost	Unrealized Gain	Fair Market Value
Short-term marketable securities	6,571	195	6,766

	$6,571	$195	$6,766

	December 31, 2022
	Amortization Cost	Unrealized Loss	Fair Market Value
Short-term marketable securities	31,280	(317)	31,143

	$31,280	$(317)	$31,143

The Company’s short-term marketable securities were held in investment advisory accounts with SVB Asset Management (SAM). On March 27, 2023, following the closure of SVB, SAM’s former parent company, and the creation of SVBB, the FDIC entered into a purchase and assumption agreement for certain assets of SVBB with First-Citizens Bank & Trust Company (FCB). As a result of this transaction, SAM became a wholly owned subsidiary of FCB. Although the accounts are held under the terms in place prior to the transaction, the Company is actively working to move these accounts to another financial institution.
The Company determines the appropriate classification of investments at the time of purchase and reviews any investment when its fair value is less than its amortized cost and when evidence indicates that the investment’s carrying amount is not recoverable within a reasonable period of time. The Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss may exist, the present value of cash flows expected to be collected from the investment is compared to its amortized cost basis. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded on the consolidated balance sheet, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that is not related to a credit loss is recognized in other comprehensive (loss) income. The unrealized losses at June 30, 2023 and December 31, 2022 were attributable to changes in interest rates and do not represent credit losses.
At June 30, 2023 and December 31, 2022 the Company held
4 and
14 debt securities, respectively, that were in an unrealized loss position. The Company does not intend to sell the investments before recovery of their amortized cost bases, which may be at maturity. All investments mature within twelve months from June 30, 2023. The following tables summarize the Company’s debt securities in an unrealized loss position, aggregated by length of time in a continuous unrealized loss position.

	June 30, 2023
	Less than 12 Months		More than 12 Months		Total
	Fair Market Value	Unrealized Loss	Fair Market Value	Unrealized Loss	Fair Market Value	Unrealized Loss
Short-term marketable securities in unrealized loss position	$3,981	$(4)	$2,785	$(11)	$6,766	$(15)

	$3,981	$(4)	$2,785	$(11)	$6,766	$(15)

	December 31, 2022
	Less than 12 Months		More than 12 Months		Total
	Fair Market Value	Unrealized Loss	Fair Market Value	Unrealized Loss	Fair Market Value	Unrealized Loss
Short-term marketable securities in unrealized loss position	$17,303	$(78)	$9,927	$(135)	$27,230	$(213)

	$17,303	$(78)	$9,927	$(135)	$27,230	$(213)

5. Property and equipment
Property and equipment include the following:

	June 30, 2023	December 31, 2022
Lab equipment	$5,658	$5,706
Furniture and office equipment	3,238	3,238
Software	291	291

Total	9,187	9,235
Accumulated depreciation	(7,860)	(6,496)

Property and equipment, net	$1,327	$2,739

The Company recognized $494 and $1,494 and $689 and $1,415 of depreciation expense for the three and six months ended June 30, 2023 and 2022, respectively.

6. Accrued expenses
Accrued expenses consist of the following:

	June 30, 2023	December 31, 2022
Payroll and employee related expenses	$2,885	$4,216
Professional fees	1,541	377
Third-party research and development expenses	73	773
Other	372	525

Total	$4,871	$5,891

7. Debt
On December 11, 2020, the Company entered into a Loan and Security Agreement (Loan Agreement) with Silicon Valley Bank for a term loan with a principal balance of $15,000. The Company made monthly interest only payments through November 30, 2022. The principal balance and interest were to be repaid in equal monthly installments after the interest only period and continue through May 1, 2024 (Loan Maturity Date). On April 3, 2023, the Company prepaid the remaining $11,667 due under the Loan Agreement. As such, there was no interest expense for the three months ended June 30, 2023. Interest expense related to the Loan Agreement was $284 for the six months ended June 30, 2023 and $208 and $386 for the three and six months ended June 30, 2022, respectively.
The final payment of $150, which the Company had been accruing over the term of the loan, was also paid on April 3, 2023. The Company was not subject to any prepayment premium as the prepayment occurred after the second anniversary of the closing date.
8. Net loss per share
Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding during the period and, if dilutive, the weighted-average number of potential shares of common stock. Diluted net loss per share is the same as basic net loss per share for the three and six months ended June 30, 2023 and 2022 since all potential shares of common stock instruments are anti-dilutive as a result of the loss for such periods.

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Numerator:
Net Loss	$(10,796)	$(21,285)	$(30,339)	$(44,671)

Denominator:
Weighted-average shares of common stock outstanding-basic and diluted	35,800,821	34,976,409	35,563,754	34,894,001

Net loss per share attributable to common stockholders-basic and diluted	$(0.30)	$(0.61)	$(0.85)	$(1.28)

The Company excluded the following potential shares of common stock from the computation of diluted net loss per share because including them would have had an anti-dilutive effect.

	Six Months Ended June 30,
	2023	2022
Unvested restricted stock units	3,101,400	2,305,500
Outstanding stock options	4,739,486	6,068,151

Total	7,840,886	8,373,651

9. Stockholders’ equity
Preferred stock
The Company has authorized 10,000,000 shares of $0.001 par value preferred stock of which no shares were issued or outstanding as of June 30, 2023.
Common Stock
The Company has authorized 200,000,000 shares of $0.001 par value common stock of which there were 35,963,706 and 35,262,083 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively. Common shares are voting, and dividends may be paid when, as and if declared by the Board of Directors.
The Company has reserved the following shares of common stock for future issuance as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Stock options outstanding	4,739,486	5,742,053
Shares available for future grant under incentive plans	2,724,647	988,216

	7,464,133	6,730,269

Equity Offerings
On December 10, 2021, the Company entered into an Equity Distribution Agreement (the Sales Agreement) with Oppenheimer & Co. Inc. (the Sales Agent) to sell shares of the Company’s common stock, par value $0.001 per share, with aggregate gross sales proceeds of up to $125,000, from time to time, through an “at the market” equity offering program.
During the six months ended June 30, 2022, the Company sold 12,767 shares of common stock under the ATM program for net proceeds of approximately $50. No shares were sold during the three or six months ended June 30, 2023.

10. Stock-based compensation
Stock options
The below summary includes stock option activity within the Company’s 2014 Stock Incentive Plan and 2019 Incentive Award Plan for the six months ended June 30, 2023:

	Number of shares in Plans	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding as of December 31, 2022	5,742,053	$2.35	6.69	$9,114

Granted	27,350	4.66	4.84	—
Exercised	(2,969)	0.07	—	$1
Forfeited	(1,026,948)	2.45	—	—

Outstanding as of June 30, 2023	4,739,486	$2.34	6.20	$3

Options exercisable as of June 30, 2023	4,249,097	$2.35	6.07	$3

Options unvested as of June 30, 2023	490,389	$2.20	7.33	$—

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock.
Stock option valuation
The assumptions that the Company used to determine the grant-date fair value of stock options granted to employees and directors were as follows, presented on a weighted average basis:

June 30, 2023
Risk-free interest rate	3.6%
Expected term (in years)	6.0
Expected volatility	92.0%
Expected dividend yield	0.0%
The weighted-average grant date fair value of options granted during the three and six months ended June 30, 2023 was $3.58. The weighted-average grant date fair value of options granted during the three and six months ended June 30, 2022 was $0.92 and $1.57, respectively.
The total grant date fair value of options vested during the three and six months ended June 30, 2023 was $2,322 and $4,657, respectively. The total grant date fair value of options vested during the three and six months ended June 30, 2022 was $3,620 and $8,036, respectively.
Repricing of stock options
On August 17, 2022, the Board of Directors approved the repricing of all options granted under the 2019 Incentive Award Plan that were held by then current employees, executives, directors, and consultants for which the exercise price per share was greater than the closing price per share of the Company’s common stock on August 17, 2022 (Underwater Options) by reducing the exercise price of each Underwater Option to $2.14, the closing price per share of the Company’s common stock on August 17, 2022. Except for the modification of the exercise price, all other terms and conditions of the Underwater Options remain in effect.

The option repricing resulted in incremental stock-based compensation of $2,505, of which $169 and $339 was recorded as expense in the three and six months ended June 30, 2023, respectively. At June 30, 2023, $536 incremental expense remains which will be recognized as expense over the requisite service period in which the options vest.
Restricted stock units
The below summary includes restricted stock unit activity within the Company’s 2019 Incentive Award Plan for the six months ended June 30, 2023:

	Number of shares	Weighted average fair value
Unvested, December 31, 2022	3,101,650	$2.51
Awarded	1,666,340	4.78
Vested	(673,900)	0.97
Forfeited	(992,690)	3.84

Unvested as of June 30, 2023	3,101,400	$3.59

Stock-based compensation
The Company recognized stock-based compensation within the accompanying consolidated statements of operations as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Research and development	$171	$1,598	$1,010	$3,899
General and administrative	2,726	2,966	5,318	5,931

Total	$2,897	$4,564	$6,328	$9,830

As of June 30, 2023, total unrecognized stock-based compensation expense relating to unvested stock options and restricted stock units was $12,536. This amount is expected to be recognized over a weighted-average period of 1.72 years.
11. Employee stock purchase plan
On September 20, 2019, the Company’s board of directors and stockholders approved and adopted the 2019 Employee Stock Purchase Plan (the ESPP) which became effective on the date of the Company’s initial public offering of shares of its common stock. The ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation. The number of shares of common stock available for issuance under the ESPP will be automatically increased on the first day of each calendar year during the first ten years of the term of the ESPP, beginning with January 1, 2020 and ending with January 1, 2029, by an amount equal to 1% of the outstanding number of shares of the Company’s common stock on December 31 of the preceding calendar year or such lesser amount as determined by the Company’s board of directors.
31,832 shares were purchased under the ESPP in January 2022 related to the second offering period of 2021, which concluded on December 31, 2021. 24,754 shares were purchased in January 2023 related to the second offering period of 2022, which concluded on December 31, 2022. As of June 30, 2023, a total of 1,553,394 shares remain available for future issuance under the ESPP.

12. Income taxes
The Company’s total provision is based on the United States statutory rate of
21%, increased by state taxes and reduced by a full valuation allowance on the Company’s deferred tax assets. The income tax expense for the three and six months ended June 30, 2023 and 2022 represents state taxes on interest income earned by the Company’s subsidiary, Frequency Therapeutics Securities Corporation, a Massachusetts Securities Corporation.
ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, the Company has recorded a valuation allowance against its deferred tax assets at June 30, 2023 and December 31, 2022 because the Company’s management has determined that it is more likely than not that the Company will not recognize the benefits of its federal and state deferred tax assets primarily due to its cumulative loss position.
Since inception in 2014, the Company has generated cumulative federal and state net operating loss and research and development credit carryforwards for which no net tax benefit has been recorded due to uncertainty around utilizing these tax attributes within the respective carryforward periods.
13. Collaboration agreement
In July 2019, the Company entered into a License and Collaboration Agreement with Astellas (the Astellas Agreement), under which the Company granted Astellas an exclusive, royalty-bearing, sub-licensable,
nontransferable license to certain patent rights to research, develop, manufacture, have manufactured, use, seek and secure regulatory approval for, commercialize, offer for sale, sell, have sold and import, and otherwise exploit licensed products containing both a
GSK-3
inhibitor and an HDAC inhibitor, (the Astellas Licensed Products), including the product candidate
FX-322,
outside of the United States. The Company also granted Astellas a right of first negotiation and a right of last refusal if it entered into any negotiation or agreement of any kind (other than an acquisition of all of the stock or assets of the Company) with any third party under which such third party would obtain the right to develop, manufacture, or commercialize Astellas Licensed Products in the United States.
As consideration for the licensed rights under the Astellas Agreement, Astellas paid the Company an upfront payment of $80,000 in July 2019 and had agreed to pay potential development milestone payments up to $230,000 and commercialization milestones of up to $315,000. The parties had agreed to share equally, on a 50/50 basis, all out-of-pocket
costs and joint study costs for all the joint activities conducted pursuant to the development plans or the joint manufacturing plan.
On April 11, 2023, Astellas sent the Company a notice stating that Astellas would be terminating the Astellas Agreement on April 14, 2023. The Company agreed to the terms of the notice and on April 14, 2023, the Astellas Agreement was terminated. The Company was not subject to any payments or costs as a result of this termination.
The Astellas Agreement contained joint research and development activities that were not within the scope of ASC 606. The Company invoiced Astellas for all joint costs. In the three and six months ended June 30, 2023 and 2022, the Company invoiced Astellas $
67 and $81 and $108 and $301, respectively, for joint costs.
14. License agreements
Massachusetts Institute of Technology
In
December 2016, the Company entered into an exclusive patent license agreement (MIT License Agreement) with the Massachusetts Institute of Technology (MIT), under which the Company received an exclusive, worldwide, royalty-bearing license to certain patent rights to develop, make, have made, use, sell, offer to sell, lease and import products (Licensed Products) and to develop and perform processes (Licensed Processes) which incorporate the licensed technology for the treatment of disease, including but not limited to the prevention and remediation of hearing loss. The Company also has the right to grant sublicenses of its rights under the MIT License Agreement.
On April 6, 2023, the Company sent MIT a notice stating that the Company would be terminating the MIT License Agreement in
3-months’
time. The termination became final on July 6, 2023. The Company is not subject to any payments or costs as a result of this termination.
The Scripps Research Institute (California Institute for Biomedical Research)
In September 2018, the Company entered into a license agreement, (CALIBR License Agreement), with the California Institute for Biomedical Research, (CALIBR), under which the Company received an exclusive, worldwide, royalty-bearing license to certain patent rights to make, have made, use, sell, offer to sell, and import products (CALIBR Licensed Products) which incorporate the licensed technology for the treatment of MS. The Company also has the right to grant sublicenses of its rights under the CALIBR License Agreement. CALIBR reserves the right to use for itself and the right to grant non-exclusive
licenses to other nonprofit or academic institutions, for any internal research and educational purposes.
On March 29, 2023,
the Company sent CALIBR a notice stating that the Company would be terminating the CALIBR License Agreement in 30 days’ time. The termination became final in April 2023. The Company is not subject to any payments or costs as a result of this termination.
Massachusetts Eye and Ear (Formerly Massachusetts Eye and Ear Infirmary)
In February 2019, the Company entered into an
Non-Exclusive
Patent License Agreement (MEE License Agreement) with the Massachusetts Eye and Ear (MEE) under which it received a non-exclusive,
non-sublicensable, worldwide, royalty-bearing license to certain patent rights to develop, make, have made, use, sell, offer to sell, lease and import products and to develop and perform processes which incorporate the licensed technology for the treatment or prevention of hearing loss (MEE licensed products).
On February 21, 2023,
the Company sent MEE a notice stating that the Company would be terminating the MEE License Agreement in 30 business days’ time. The termination became final in April 2023. The Company is not subject to any payments or costs as a result of this termination.
15. Commitments and contingencies
Contract commitments
The Company also enters into contracts in the normal course of business with contract research organizations, contract manufacturing organizations, universities, and other third parties for preclinical research studies, clinical trials and testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancelable by the Company upon prior written notice although, purchase orders for clinical materials are generally non-cancelable.
Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancelable
obligations of the Company’s service providers, up to the date of cancellation or upon the completion of a manufacturing run.
Guarantees
The Company has identified the guarantees described below as disclosable, in accordance with ASC 460,
Guarantees
.
As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make is unlimited; however, the Company has directors’ and officers’ insurance coverage that should limit its exposure and enable it to recover a portion of any future amounts paid.
The Company is a party to a number of agreements entered into in the ordinary course of business that contain typical provisions that obligate the Company to indemnify the other parties to such agreements upon the occurrence of certain events. Such indemnification obligations are usually in effect from the date of execution of the applicable agreement for a period equal to the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain.
The Company leases office space in Lexington, Massachusetts under a ten-year
noncancelable operating lease. The $1,699 security deposit for this lease is classified as restricted cash as of June 30, 2023. The Company has standard indemnification arrangements under this lease that require it to indemnify the landlord against all costs, expenses, fines, suits, claims, demands, liabilities, and actions directly resulting from any breach, violation, or nonperformance of any covenant or condition of the lease.
As of June 30, 2023, the Company had not experienced any losses related to these indemnification obligations, and no material claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves have been established.
Legal Contingencies
The Company accrues a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that the Company can reasonably estimate the amount of the loss. The Company reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Company’s accrued liabilities would be recorded in the period in which such determination is made.
In addition, in accordance with the relevant authoritative guidance, for any matters in which the likelihood of material loss is at least reasonably possible, the Company will provide disclosure of the possible loss or range of loss. If a reasonable estimate cannot be made, however, the Company will provide disclosure to that effect. The Company expenses legal costs as they are incurred.
On June 3, 2021 and June 22, 2021, purported stockholders of the Company filed putative class action lawsuits in the U.S. District Court for the District of Massachusetts against the Company and the Company’s Chief Executive Officer, President, and Director, David Lucchino. On March 21, 2022, the two lawsuits were consolidated into a single lawsuit, Quinones et al. v. Frequency Therapeutics, Inc. et al. and on May 16, 2022, the Company’s Chief Development Officer, Dr. Carl LeBel, was added as a defendant. The plaintiffs alleged violations of Sections 10(b), 20(a) and Rule 10b5 of the Securities Exchange Act of 1934, as amended (the Exchange Act), due to allegedly false and misleading statements and omissions about the Company’s Phase 2a clinical trial
(FX-322-202)
for its product candidate
FX-322
in the Company’s public disclosures between October 29, 2020 and March 22, 2021. The lawsuit sought, among other things, damages in connection with the Company’s allegedly artificially inflated stock price between October 29, 2020 and March 22, 2021 as a result of those allegedly false and misleading statements and omissions, as well as interest, attorneys’ fees and costs. The Company filed a motion to dismiss the Amended Complaint on July 15, 2022. On March 29, 2023, the Company’s motion to dismiss was granted and the lawsuit was dismissed in its entirety. On April 27, 2023, Plaintiff filed a notice of appeal to the United States Court of Appeals for the First Circuit from the order dismissing the lawsuit. On August 2, 2023, Plaintiff-Appellant submitted its opening brief to the First Circuit. The Company’s brief is due on September 1, 2023. This matter is at the very early stages of the legal process, and as a result, the Company is not able to estimate a range of possible loss. Since an estimate of the possible loss or range of loss cannot be made at this time, no accruals have been recorded as of June 30, 2023.

On June 21, 2022, the Delaware Chancery Court dismissed a lawsuit brought by two purported stockholders against the Company and others. For previously reported information on this lawsuit, refer to Part I, Item 3, “Legal Proceedings” of the Company’s 2021 Form
10-K.
On August 16, 2022, these same two purported stockholders of the Company filed a similar lawsuit in Delaware Superior Court against (i) the Company, (ii) Computershare Inc., and (iii) Computershare Trust Company, N.A., entitled The Gregory J. Parseghian Revocable Trust, et al. v. Frequency Therapeutics, Inc., et al. The lawsuit alleges causes of action against the Company for breach of the statutory duty of care, negligence, conversion, and unjust enrichment, based on allegations that actions were taken to prevent the purported stockholders from selling their shares in the Company. The Company filed a motion to dismiss the complaint on November 14, 2022. On May 18, 2023, the Court issued an order granting in part and denying in part the Company’s motion, dismissing the claims for breach of the statutory duty of care and unjust enrichment but leaving the remaining claims intact. The Company’s deadline to answer the Complaint is August 28, 2023. This matter is at the very early stages of the legal process, and as a result, the Company is not able to estimate a range of possible loss. Since an estimate of the possible loss or range of loss cannot be made at this time, no accruals have been recorded as of June 30, 2023.
On June 30, 2022, a purported stockholder of the Company filed a shareholder derivative complaint in the U.S. District Court for the District of Delaware purportedly on the Company’s behalf against members of the Company’s board of directors and the Company as a nominal defendant, entitled
Dewey v. Cohen et. al.
The complaint alleges (i) violations of Section 10(b) and Rule 10b5 of the Exchange Act, (ii) breach of fiduciary duty, (iii) aiding and abetting breach of fiduciary duty, (iv) unjust enrichment, and (v) waste of corporate assets. The claims are based on the same underlying allegations as the
Quinones
case (described above). The complaint seeks, among other things, monetary damages, interest, attorneys’ fees and costs. On September 27, 2022, this lawsuit was stayed pending final resolution of the
Quinones
case. This matter is at the very early stages of the legal process, and as a result, the Company is not able to estimate a range of possible loss. The Company’s board members are each party to an indemnification agreement with the Company that may require the Company to reimburse the board members for certain expenses and other costs related to this lawsuit. Since an estimate of the possible loss or range of loss cannot be made at this time, no accruals have been recorded as of June 30, 2023.
16. Sublease
On July 8, 2022, the Company entered into a Sublease Agreement with a sublessee to sublease approximately 30,040 rentable square feet of the Company’s office space in Lexington, MA for a two-year
term. The base sublease rent per month for the first and second year of the sublease is $197 and $203, respectively. In addition to base rent, the sublessee will pay 49% of operating costs and taxes payable under the Company’s lease for the Lexington, MA office space.
Since commencement, the Company has accounted for the Lexington, MA office space as an operating lease. In accordance with ASC 842, the Company concluded the sublease is also an operating lease. The Company recognized sublease income of $593 and $1,186 for the three and six months ended June 30, 2023. The below table shows the expected future sublease income as of June 30, 2023.

Years Ending December 31,	Sublease Income
2023	1,186
2024	1,383

Total future sublease income	2,569

17. Restructuring
On February 13, 2023, the Company announced the topline results for the Phase 2b study of
FX-322
(FX-322-208)
which failed to achieve its primary efficacy endpoint of an improvement in speech perception. As a result, the Company also announced that it would be discontinuing the
FX-322
and
FX-345
hearing

development programs and focusing resources on its remyelination in MS development program. This restructuring resulted in a 55% reduction in the Company’s workforce.
In the six months ended June 30, 2023, the Company incurred $4,329 in restructuring-related expenses. The total restructuring charges consist of accelerated depreciation expense of $360, accelerated hearing program expense of $129, and severance and other benefit-related costs of $3,840.
During the six months ended June, 2023, the following restructuring-related charges were included in the Consolidated Statement of Operations:

	Severance and other benefit-related costs	Accelerated depreciation charges	Accelerated hearing program charges	Total

Research and development	$2,138	$360	$129	$2,627
General and administrative	1,702	—	—	1,702

Total	$3,840	$360	$129	$4,329

At June 30, 2023, the liability for the restructuring is classified as current and included in accrued expenses in the Consolidated Balance Sheets.

	Accelerated hearing program charges	Severance and other benefit-related costs	Total

Liability balance as of December 31, 2022	$—	$—	$—
Net charges	46	1,907	1,953

Liability balance as of June 30, 2023	$46	$1,907	$1,953

18. Subsequent events
The Company has evaluated subsequent events for recognition, remeasurement and disclosure purposes through August 10, 2023, the date which the consolidated financial statements were available to be issued. The identified subsequent event is as follows:
Agreement and plan of merger
On July 14, 2023, the Company, along with Frequency Merger Sub, Inc. (Merger Sub) and Korro Bio, Inc., (Korro Bio) entered into an Agreement and Plan of Merger (the Merger Agreement), pursuant to which, Merger Sub will merge with and into Korro Bio, with Korro Bio continuing as a wholly owned subsidiary of the Company and the surviving corporation of the merger. In connection with the merger, the Company has prepared and filed a combined registration statement on Form
S-4
registering the Company’s common stock to be issued to Korro Bio’s stockholders in the merger and proxy statement with respect to the meeting of the Company’s stockholders.
The Merger Agreement contains customary representations, warranties and covenants made by the Company and Korro Bio, including covenants relating to obtaining the requisite approvals of the Company’s stockholders and Korro Bio, indemnification of directors and officers, and the Company’s and Korro Bio’s conduct of their respective businesses between the date of signing the Merger Agreement and the closing of the merger. The Merger Agreement also contains certain customary termination rights. The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, Korro Bio may be required to pay the Company a termination fee of $4,000, or the Company may be required to pay Korro Bio a termination fee of $1,500.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Korro Bio, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Korro Bio, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
The Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is not currently generating revenue, expects to continue incurring significant operating losses and negative operating cash flows for the foreseeable future, requires additional financing and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2020.
Boston, Massachusetts
July 27, 2023

Korro Bio, Inc.
Consolidated Balance Sheets
(amounts in thousands, except par value amounts)

	December 31,
	2022	2021
Assets:
Current assets:
Cash and cash equivalents	$36,333	$83,492
Short-term investments	18,915	35,040
Prepaid expenses and other current assets	1,835	1,243

Total current assets	57,083	119,775
Property and equipment, net	9,866	6,446
Advance payments for property and equipment	76	695
Operating lease right-of-use assets	2,024	—
Other non-current assets	4,693	659

Total assets	$73,742	$127,575

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$2,605	$789
Accrued expenses and other current liabilities	3,175	3,221
Deferred rent, current portion	—	939
Operating lease liabilities, current portion	2,921	—

Total current liabilities	8,701	4,949
Deferred rent, net of current portion	—	969
Operating lease liabilities, net of current portion	209	—
Other non-current liabilities	—	2

Total liabilities	8,910	5,920
Commitments and contingencies (Note 13)
Series Seed convertible preferred stock, $0.001 par value
13,781 shares authorized, issued and outstanding at December 31, 2022 and 2021 (aggregate liquidation preference of $16,115 at December 31, 2022 and 2021)	15,924	15,924
Series A convertible preferred stock, $0.001 par value
40,848 shares authorized, issued and outstanding at December 31, 2022 and 2021 (aggregate liquidation preference of $91,500 at December 31, 2022 and 2021)	77,736	77,736
Series B-1 convertible preferred stock, $0.001 par value
22,222 shares authorized, issued and outstanding at December 31, 2022 and 2021 (aggregate liquidation preference of $58,000 at December 31, 2022 and 2021)	57,703	57,703
Series B-2 convertible preferred stock, $0.001 par value
20,863 shares authorized and 4,496 shares issued and outstanding at December 31, 2022 and 2021 (aggregate liquidation preference of $12,500 at December 31, 2022 and 2021)	12,500	12,500
Stockholders’ deficit
Common stock, $0.001 par value; 115,838 shares authorized at December 31, 2022 and 2021; 5,462 and 5,276 shares issued at December 31, 2022 and 2021, respectively; 5,404 and 4,788 shares outstanding at December 31, 2022 and 2021, respectively	5	5
Additional paid-in capital	2,802	1,595
Accumulated other comprehensive loss	(5)	(7)
Accumulated deficit	(101,833)	(43,801)

Total stockholders’ deficit	(99,031)	(42,208)

Total liabilities, convertible preferred stock and stockholders’ deficit	$73,742	$127,575

The accompanying notes are an integral part of these consolidated financial statements.

Korro Bio, Inc.
Consolidated Statements of Operations and Comprehensive Loss
(amounts in thousands, except per share amounts)

	Years Ended December 31,
	2022	2021
Operating expenses:
Research and development	$42,201	$23,805
General and administrative	16,797	11,689

Total operating expenses	58,998	35,494

Loss from operations	(58,998)	(35,494)
Other income, net
Change in fair value of preferred stock tranche liability	—	13,505
Other income, net	976	32

Total other income, net	976	13,537

Loss before provision for income taxes	(58,022)	(21,957)
Provision for income taxes	10	2

Net loss	$(58,032)	$(21,959)

Net loss per share, basic and diluted	$(11.30)	$(4.94)
Weighted-average common shares outstanding, basic and diluted	5,136	4,447
Comprehensive loss:
Net loss	$(58,032)	$(21,959)
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale investments	2	(7)

Comprehensive loss	$(58,030)	$(21,966)

The accompanying notes are an integral part of these consolidated financial statements.

Korro Bio, Inc.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(amounts in thousands)

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B-1 Convertible Preferred Stock		Series B-2 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2020	13,781	$15,924	20,424	$34,479	—	$—	—	$—	4,072	$4	$682	$—	$(21,842)	$(21,156)
Issuance of Series A convertible preferred stock, net of issuance costs of $42	—	—	20,424	45,708	—	—	—	—	—	—	—	—	—	—
Reclassification of preferred stock tranche asset upon issuance of Series A convertible preferred stock	—	—	—	(2,451)	—	—	—	—	—	—	—	—	—	—
Issuance of Series B-1 convertible preferred stock, net of issuance costs of $297	—	—	—	—	22,222	57,703	—	—	—	—	—	—	—	—
Issuance of Series B-2 convertible preferred stock, net of issuance costs of $0	—	—	—	—	—	—	4,496	12,500	—	—	—	—	—	—
Exercises of stock options	—	—	—	—	—	—	—	—	246	—	28	—	—	28
Vesting of restricted common stock	—	—	—	—	—	—	—	—	470	1	6	—	—	7
Issuance of warrant to purchase common stock	—	—	—	—	—	—	—	—	—	—	72	—	—	72
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	807	—	—	807
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(7)	—	(7)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(21,959)	(21,959)

Balance at December 31, 2021	13,781	15,924	40,848	77,736	22,222	57,703	4,496	12,500	4,788	5	1,595	(7)	(43,801)	(42,208)

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B-1 Convertible Preferred Stock		Series B-2 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Exercises of stock options	—	—	—	—	—	—	—	—	176	—	62	—	—	62
Vesting of restricted common stock	—	—	—	—	—	—	—	—	430	—	5	—	—	5
Issuance of common stock for services rendered	—	—	—	—	—	—	—	—	10	—	11	—	—	11
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	1,129	—	—	1,129
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(58,032)	(58,032)

Balance at December 31, 2022	13,781	$15,924	40,848	$77,736	22,222	$57,703	4,496	$12,500	5,404	$5	$2,802	$(5)	$(101,833)	$(99,031)

The accompanying notes are an integral part of these consolidated financial statements.

Korro Bio, Inc.
Consolidated Statements of Cash Flows
(amounts in thousands)

	Years Ended December 31,
	2022	2021
Operating Activities:
Net loss	$(58,032)	$(21,959)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of preferred stock tranche liability	—	(13,505)
Non-cash lease expense	1,396	—
Stock-based compensation expense	1,140	807
Depreciation expense	2,511	1,595
Non-cash interest expense	118	36
Net amortization of premiums and discounts on investments	(145)	20
Loss on disposal of property and equipment	—	8
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(28)	(398)
Accounts payable	1,755	56
Accrued expenses	(39)	1,961
Operating lease liabilities	(2,198)	—
Deferred rent	—	(686)
Other non-current assets	(123)	(29)

Net cash used in operating activities	(53,645)	(32,094)

Investing Activities:
Purchases of investments	(37,213)	(35,067)
Proceeds from maturities of investments	53,485	—
Purchases of property and equipment	(5,136)	(3,752)
Advance payments for property and equipment not yet received	(76)	(695)
Proceeds from sale of property and equipment	—	13

Net cash provided by (used in) investing activities	11,060	(39,501)

Financing Activities:
Proceeds from Series A convertible preferred stock, net of issuance costs	—	45,708
Proceeds from Series B-1 convertible preferred stock, net of issuance costs	—	57,739
Proceeds from Series B-2 convertible preferred stock, net of issuance costs	—	12,500
Proceeds from exercises of stock options	62	28
Other financing activities, net	(44)	(30)

Net cash provided by financing activities	18	115,945

Net (decrease) increase in cash, cash equivalents and restricted cash	(42,567)	44,350
Cash, cash equivalents and restricted cash, beginning of period	84,044	39,694

Cash, cash equivalents and restricted cash, end of period	$41,477	$84,044

Non-cash investing and financing activities:
Property and equipment capitalized under tenant improvement allowance	$—	$522
Purchases of property and equipment in accounts payable and accrued expenses	$402	$301
Financing costs in accounts payable and accrued expenses	$—	$44
Operating lease liabilities arising from right-of-use assets	$5,629	$—
Supplemental cash flow information:
Cash paid for income taxes	$11	$—
Cash paid for operating lease liabilities	$2,335	$—
The accompanying notes are an integral part of these consolidated financial statements.

Korro Bio, Inc.
Notes to Consolidated Financial Statements
1. The Company and Liquidity
Nature of Business
Korro Bio, Inc. (the “Company”) is an RNA editing company focused on the discovery and development of novel genetic medicines. The Company was incorporated in September 2018 as RNABIO, Inc. and subsequently renamed in November 2018.
Risks and Uncertainties
The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing. Product candidates currently under development will require significant additional research and development efforts, including extensive pre-clinical
and clinical testing and regulatory approval, prior to commercialization. These efforts will require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales.
Going Concern
Pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”)
Topic 205-40,
Presentation of Financial Statements—Going Concern
, an entity is required to assess whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.
The Company has been financed from its inception through December 31, 2022 primarily through $15.9 million of net cash proceeds received from the sale of Series Seed convertible preferred stock (the “Series Seed Preferred Stock”), $91.2 million of net cash proceeds received from the sale of Series A convertible preferred stock (the “Series A Preferred Stock”), $57.7 million of net cash proceeds received from the sale of Series
B-1
convertible preferred stock (the “Series
B-1
Preferred Stock”) and $12.5 million of net cash proceeds received from the sale of Series
B-2
convertible preferred stock (the “Series
B-2
Preferred Stock”). As outlined further within Note 16, “Subsequent Events”, the Company also received $45.5 million of net cash proceeds in March 2023 from the sale of additional shares of Series
B-2
Preferred Stock.
The Company is not currently generating revenue, expects to continue incurring significant operating losses and negative operating cash flows for the foreseeable future and has no currently available sources of financing. As such, the Company will require additional financing. However, if the Company is unable to obtain additional financing, the Company would be forced to delay, reduce or eliminate its research and development programs and/or relinquish valuable rights to its technology and product candidates. There is no assurance that the Company will be successful in obtaining sufficient financing on acceptable terms to continue funding its operations.
Based upon the above considerations, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year from July 27, 2023, the date these consolidated financial statements were issued.

2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). These consolidated financial statements have been prepared on the going concern basis of accounting, which assumes continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business.
The consolidated financial statements include the accounts of Korro Bio, Inc. and its wholly-owned subsidiary, Korro Mass Securities, Inc., which was established in December 2020. All intercompany transactions and balances have been eliminated in consolidation.
Segment Information
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s chief executive officer, views the Company’s operations and manages its business as a single operating segment. The Company operates only in the United States.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company’s management evaluates its estimates, which include, but are not limited to, accrued expenses and stock-based compensation expense. During the year ended December 31, 2021, the Company’s estimates also included the valuation of the preferred stock tranche asset and liability related to the Series A Preferred Stock. The Company bases its estimates on historical experience and other market specific or other relevant assumptions it believes to be reasonable under the circumstances. Actual results could differ from those estimates.
Fair Value of Financial Instruments
ASC Topic 820,
Fair Value Measurement
, (“ASC 820”) establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.
ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•
Level 3 inputs are unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Cash Equivalents
Cash equivalents are highly-liquid investments that are readily convertible into cash with original maturities of three months or less when purchased. These assets include investments in money market funds that invest in U.S. Treasury obligations. Cash equivalents are reflected at fair value based on quoted market prices, as further described in Note 3, “Fair Value Measurements”.
Investments
Investments consist of securities with original maturities greater than three months when purchased. Short-term investments consist of investments that are available for use in current operations. Long-term investments consist of investments with maturities of greater than one year that are not available for use in current operations. The Company did not maintain any long-term investments as of December 31, 2022 or 2021.
The Company classifies all of its investments as
available-for-sale
securities. Accordingly, these investments are recorded at fair value. Realized gains and losses and amortization and accretion of discounts and premiums are included in “Other income, net”. Unrealized gains and losses on available-for-sale
securities are included in “Accumulated other comprehensive loss” as a component of stockholders’ deficit until realized.
The Company reviews its investment portfolio to identify and evaluate investments that have indicators of possible other-than-temporary impairment. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition of the issuer and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.
Property and Equipment
Property and equipment are recorded at cost and consists of laboratory equipment, furniture and office equipment, computer equipment, leasehold improvements, and construction in progress. The Company capitalizes property and equipment that is acquired for research and development activities and that has alternative future use. Expenditures for repairs and maintenance are recorded to expense as incurred, whereas major betterments are capitalized as additions to property and equipment. Property and equipment not yet placed into service is capitalized as construction in progress and is depreciated once placed into service. Leasehold improvements are depreciated over the lesser of their useful lives or the term of the lease. Depreciation, including depreciation for assets recorded under capital leases, is calculated over the estimated useful lives of the assets using the straight-line method.
Impairment of Long-lived Assets
The Company reviews long-lived assets when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured by comparing the carrying value of the asset to the future undiscounted cash flows from the use and eventual disposition of the asset. If an asset is considered to be impaired, the impairment loss to be recognized is measured as the amount by which the carrying value of the asset exceeds its fair value.
Research and Development Expenses
Expenditures relating to research and development are expensed as incurred. Research and development expenses include external expenses incurred under arrangements with third parties, academic and non-profit

institutions and consultants; salaries and personnel-related costs, including non-cash
stock-based compensation expense; license fees to acquire
in-process
technology and other expenses, which include direct and allocated expenses for laboratory, facilities and other costs. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.
As part of the process of preparing the consolidated financial statements, the Company is required to estimate its accrued research and development expenses as of each balance sheet date. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. This process involves reviewing open contracts and purchase orders, communicating with internal personnel to identify services that have been performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost. The Company periodically confirms the accuracy of its estimates with its service providers and makes adjustments if necessary. The majority of the Company’s service providers invoice monthly in arrears for services performed or when contractual milestones are met. The financial terms of agreements with these service providers are subject to negotiation, vary from contract-to-contract
and may result in uneven payment flows. In circumstances where amounts have been paid in excess of costs incurred, the Company records a prepaid expense.
Intellectual Property Expenses
The Company expenses legal costs related to patent applications as they are incurred. Such costs are classified as general and administrative expenses within the consolidated statements of operations and comprehensive loss.
Stock-based Compensation
The Company accounts for stock-based payments in accordance with ASC Topic 718,
Compensation—Stock Compensation
(“ASC 718”).
This guidance requires all stock-based payments, including grants of stock options and restricted common stock, to be recognized as expense in the consolidated statements of operations and comprehensive loss based on their grant date fair values. For stock options granted to employees, non-employees
and members of the Company’s Board of Directors for their services on the Board of Directors, the Company estimates the grant date fair value of each stock option using the Black-Scholes option-pricing model. For restricted common stock granted to employees and non-employees,
the Company estimates the grant date fair value of each award using the intrinsic value, which is based on the value of the underlying common stock less any purchase price. For stock-based payments subject to service-based vesting conditions, the Company recognizes stock-based compensation expense equal to the grant date fair value of stock-based payment on a straight-line basis over the requisite service period.
The Company estimates the grant date fair value of its common stock using an appropriate valuation methodology, in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid,
Valuation of Privately-Held
Company
Equity
Securities
Issued
as
Compensation
. Historically, the Company has utilized a market approach to determine its total equity value and the option pricing method (“OPM”) to allocate this equity value among various classes of securities. The OPM treats common stock and convertible preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under the OPM, the common stock has value only if the funds available for distribution to stockholders exceeds the value of the convertible preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.
Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, guideline public company information, the prices at which the Company sold convertible preferred stock to third parties in arms’ length transactions, the rights and preferences of securities senior to the Company’s common stock at the time and the likelihood of achieving a liquidity event such as an initial public offering or sale. Significant changes to the assumptions used in the valuations could result in different fair values of stock options and restricted stock at each valuation date, as applicable.
In addition to the grant date fair value of the Company’s common stock, the Black-Scholes option pricing model requires the input of certain subjective assumptions, including (i) the calculation of expected term of the stock-based payment, (ii) the risk-free interest rate, (iii) the expected stock price volatility and (iv) the expected dividend yield. The Company uses the simplified method as proscribed by SEC Staff Accounting Bulletin No. 107 to calculate the expected term for stock options granted to employees as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The Company determines the risk-free interest rate based on a treasury instrument whose term is consistent with the expected term of the stock options. Because there is no public market for the Company’s common stock, there is a lack of Company-specific historical and implied volatility data. Accordingly, the Company bases its estimates of expected volatility on the historical volatility of a group of publicly-traded companies with similar characteristics to itself, including stage of product development and therapeutic focus within the life sciences industry. Historical volatility is calculated over a period of time commensurate with the expected term of the stock-based payment. The Company uses an assumed dividend yield of zero as the Company has never paid dividends on its common stock, nor does it expect to pay dividends on its common stock in the foreseeable future.
The Company accounts for forfeitures of all stock-based payments when such forfeitures occur.
Income Taxes
Income taxes are recorded in accordance with ASC Topic 740,
Income Taxes
, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance against deferred tax assets is recorded if, based on the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company accounts for uncertain tax positions using a
more-likely-than-not
threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors, including, but not limited to, changes in the law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position.
Interest and penalty charges, if any, related to income taxes would be classified as a component of the “Provision for income taxes” in the consolidated statements of operations and comprehensive loss.
Net Loss per Share
Basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, including any dilutive effect from convertible preferred stock, outstanding stock options, outstanding warrants or unvested restricted common stock.
The Company follows the
two-class
method when computing net loss per share for periods when issued shares that meet the definition of participating securities are outstanding. The two-class
method calls for the calculation

of net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class
method requires income available to common stockholders to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Net losses are not allocated to the Company’s preferred stockholders as they do not have an obligation to share in the Company’s net losses.
Concentration of Credit Risk and
Off-Balance
Sheet Risk
Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash, cash equivalents and investments. Cash balances are deposited with federally-insured financial institutions in the United States and may, at times, exceed federally-insured limits. The Company maintains its cash, cash equivalents and investments with high-quality financial institutions and, consequently, the Company believes that such funds are subject to minimal credit risk. The Company’s cash equivalents are comprised of money market funds that are invested in U.S. Treasury and government agency obligations. The Company’s investments are comprised of commercial paper and government securities. Credit risk in these securities is reduced as a result of the Company’s investment policy to limit the amount invested in any single issuer and to only invest in securities of a high credit quality.
The Company has no significant
off-balance
sheet risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.
Recently Adopted Accounting Pronouncements
In February 2016, the FASB issued Accounting Standards Update (“ASU”)
2016-02,
Leases (Topic 842)
, which requires a lessee to recognize assets and liabilities on the balance sheet for operating leases and changes many key definitions, including the definition of a lease. The new standard includes a short-term lease exception for leases with a term of 12 months or less, as part of which a lessee can make an accounting policy election not to recognize lease assets and lease liabilities. Lessees will continue to differentiate between finance leases (previously referred to as capital leases) and operating leases using classification criteria that are substantially similar to the previous guidance. In July 2018, the FASB also issued ASU
2018-11,
Leases (Topic 842): Targeted Improvements
, which permits entities to continue applying legacy guidance in ASC Topic 840,
Leases
(“ASC 840”), including its disclosure requirements, in the comparative periods presented in the year that the entity adopts the new leasing standard. Under this transition method, the cumulative effect of initially applying ASC 842 is recognized as an adjustment to the opening balance of retained earnings or accumulated deficit at the beginning of the annual reporting period that includes the date of initial application. Finally, in June 2020, the FASB issued ASU
2020-05,
Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities
, whereby the effective date of this standard was deferred to annual reporting periods beginning after December 15, 2021 and interim periods within annual reporting periods beginning after December 15, 2022, and early adoption was still permitted.
Accordingly, the Company adopted ASC 842, as amended, on January 1, 2022 using the modified retrospective approach, which provides a method for recording existing leases at adoption and does not require restating comparative financial information. For the comparative period presented in these consolidated financial statements, lease-related disclosures continue to be presented in accordance with ASC 840. The Company also elected to utilize certain practical expedients under ASC 842, which among other things, permit the Company to i) maintain the lease classification for any existing leases, ii) maintain the Company’s determination as to whether any expired or existing contracts are or contain leases and iii) not separate nonlease components. Additionally, the Company elected an accounting policy whereby it does not apply the recognition requirements of ASC 842 to short-term leases with a term of 12 months or less.
Upon the adoption of ASC 842, the Company removed its legacy deferred rent balances that were previously recorded under ASC 840 and established an operating lease right-of-use
asset of $2.9 million, an operating lease

liability, current of $1.6 million and an operating lease liability, net of current portion of $3.3 million, all relating to the Company’s existing operating lease for its current corporate headquarters. There was no impact to the opening balance of accumulated deficit as a result of the adoption of ASC 842.
The following table presents a summary of the amount by which each financial statement line item was affected by the adoption of ASC 842 (in thousands):

	January 1, 2022
	Prior to the Adoption of ASC 842	Effect of Adoption	Subsequent to the Adoption of ASC 842
Operating lease right-of-use asset	$—	$2,922	$2,922
Operating lease liabilities, current portion	$—	$1,577	$1,577
Deferred rent, current portion	$939	$(939)	$—
Operating lease liabilities, net of current portion	$—	$3,253	$3,253
Deferred rent, net of current portion	$969	$(969)	$—
The adoption of ASC 842 did not have a material impact on the consolidated statement of operations and comprehensive loss or the consolidated statement of cash flows for the year ended December 31, 2022.
In December 2019, the FASB issued ASU
2019-12,
Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes
, which eliminates certain exceptions to the guidance in ASC 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities when investment ownership changes. In addition, ASU
2019-12
simplifies the accounting for the interim period effects of changes in tax laws or rates and transactions that result in a step-up
in the tax basis of goodwill. This guidance is effective for annual reporting periods beginning after December 15, 2021 and interim periods within annual reporting periods beginning after December 15, 2022, and early adoption is permitted. The Company adopted this new standard effective January 1, 2022, and there was no impact to the consolidated financial statements as a result of the adoption of this guidance.
Recent Accounting Pronouncements—Yet to be Adopted
In June 2016, the FASB issued ASU
2016-13,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments
. This standard requires that credit losses be reported using an expected losses model rather than the incurred losses model that is currently used, and it establishes additional disclosure requirements related to credit risks. For available-for-sale
debt securities with expected credit losses, this standard now requires allowances to be recorded instead of reducing the amortized cost of the investment. This guidance was originally effective for annual reporting periods beginning after December 15, 2020 and interim periods within fiscal years beginning after December 31, 2021, and early adoption was permitted. In November 2019, the FASB subsequently issued ASU
2019-10,
Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates
, whereby the effective date of this standard was deferred to annual reporting periods beginning after December 15, 2022, including interim periods within those annual reporting periods, and early adoption is still permitted. Accordingly, the Company will adopt this new standard effective January 1, 2023, and it does not expect that the adoption of ASU
2016-13
will have a material impact on the consolidated financial statements.
3. Fair Value Measurements
The Company measures the fair value of money market funds based on quoted prices in active markets for identical securities. Investments also include commercial paper and government securities that are valued either based on recent trades of securities in inactive markets or based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data. The carrying amounts reflected in the consolidated balance sheets for cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values, due to their short-term nature.
Assets measured at fair value on a recurring basis as of December 31, 2022 were as follows (in thousands):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds, included in cash and cash equivalents	$14,904	$14,904	$—	$—
Short-term investments:
Commercial paper	14,935	—	14,935	—
Government securities	3,980	—	3,980	—

Total	$33,819	$14,904	$18,915	$—

Assets measured at fair value on a recurring basis as of December 31, 2021 were as follows (in thousands):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds, included in cash and cash equivalents	$71,579	$71,579	$—	$—
Short-term investments:
Corporate debt securities	12,078	—	12,078	—
Commercial paper	22,962	—	22,962	—

Total	$106,619	$71,579	$35,040	$—

There were no liabilities measured at fair value on a recurring basis as of December 31, 2022 or 2021. However, as outlined further within Note 10, “Preferred Stock”, the Company sold 20,424,108 shares of Series A Preferred Stock in June and July 2020 pursuant to a Series A Preferred Stock Purchase Agreement (the “Series A Agreement”). Included in the terms of the Series A Agreement was a right (the “Series A Tranche Right”) that was initially accounted for as a liability under ASC Topic 480,
Distinguishing Liabilities from Equity
(“ASC 480”) and measured at fair value at each reporting period.
In July 2021, the holders of the Series A Preferred Stock elected to waive the milestone conditions outlined further within Note 10, “Preferred Stock”, and exercise the Series A Tranche Right. Accordingly, the holders purchased 20,424,108 additional shares of Series A Preferred Stock at a price of $2.24 per share. As a result, the preferred stock tranche liability was measured at fair value contemporaneously with the exercise of the Series A Tranche Right. The Company utilized the market-adjusted equity method and the option-pricing method to determine the fair value of the Series A Preferred Stock being purchased under the Series A Tranche Right. Based upon this valuation, the Company determined that a preferred stock tranche asset existed in the amount of $2.5 million due to the fair value of the Series A Preferred Stock being $2.12 per share, an amount less than the contractual purchase price. As a result of the change in the fair value of the preferred stock tranche asset, the Company recognized a $13.5 million gain in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2021. The preferred stock tranche asset was then extinguished in conjunction with the issuance of the related Series A Preferred Stock.

The following table provides a reconciliation of the preferred stock tranche liability (in thousands):

Preferred Stock Tranche Liability
Balance at December 31, 2020	$(11,054)
Change in fair value upon exercise of Series A Tranche Right	13,505
Reclassification to Series A Preferred Stock upon extinguishment	(2,451)

Balance at December 31, 2021	$—

The estimates outlined above were based, in part, on subjective assumptions. Changes to these assumptions could have had a significant impact on the reported fair values of the preferred stock tranche liability and/or the preferred stock tranche asset.
There were no changes in valuation techniques, nor were there any transfers among the fair value hierarchy levels during the years ended December 31, 2022 or 2021.
4. Investments
Cash equivalents and short-term investments as of December 31, 2022 were comprised as follows (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Money market funds, included in cash and cash equivalents	$14,904	$—	$—	$14,904
Short-term investments:
Commercial paper	14,935	—	—	14,935
Government securities	3,985	—	(5)	3,980

Total	$33,824	$—	$(5)	$33,819

Cash equivalents and short-term investments as of December 31, 2021 were comprised as follows (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Money market funds, included in cash and cash equivalents	$71,579	$—	$—	$71,579
Short-term investments:
Corporate debt securities	12,085	—	(7)	12,078
Commercial paper	22,962	—	—	22,962

Total	$106,626	$—	$(7)	$106,619

As of December 31, 2022 and 2021, the aggregate fair value of securities that were in an unrealized loss position for less than twelve months was $4.0 million and $12.1 million, respectively. As of December 31, 2022 and 2021 the Company held no securities that were in an unrealized loss position for more than twelve months. As of December 31, 2022, the Company did not intend to sell, and would not be more likely than not required to sell, the securities in an unrealized loss position before recovery of their amortized cost bases. Furthermore, the Company determined that there was no material change in the credit risk of these securities. As a result, the Company determined it did not hold any securities with any other-than-temporary impairment as of December 31, 2022.

5. Restricted Cash
As of December 31, 2022, the Company maintained current restricted cash of $0.6 million and non-current
restricted cash of $4.5 million. As of December 31, 2021, the Company maintained non-current
restricted cash of $0.6 million. Such current amounts are included within “Prepaid expenses and other current assets” and such non-current
amounts are included within “Other
non-current
assets” in the consolidated balance sheets. All restricted cash amounts are comprised solely of letters of credit required pursuant to the Company’s facility leases.
The following table provides a reconciliation of cash, cash equivalents and restricted cash as of December 31, 2022 and 2021 that sums to the total of the same amounts shown in the consolidated statements of cash flows (in thousands):

	December 31,
	2022	2021
Cash and cash equivalents	$36,333	$83,492
Restricted cash	5,144	552

Cash, cash equivalents and restricted cash	$41,477	$84,044

6. Property and Equipment, Net
Property and equipment, net, as of December 31, 2022 and 2021 was comprised as follows (in thousands):

	Estimated Useful Life (in Years)	December 31,
		2022	2021
Laboratory equipment	5	$8,441	$4,364
Furniture and office equipment	4	477	262
Computer equipment	3	213	50
Leasehold improvements	Shorter of useful life or remaining lease term	2,941	2,883
Construction in progress		2,049	631

Total property and equipment, gross		14,121	8,190
Less: accumulated depreciation		(4,255)	(1,744)

Total property and equipment, net		$9,866	$6,446

As of December 31, 2022, the Company had construction in progress of $2.0 million, predominately related to laboratory equipment received but not yet installed and capitalizable costs related to the Company’s future corporate headquarters.
Depreciation expense for the years ended December 31, 2022 and 2021 was $2.5 million and $1.6 million, respectively.
7. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities as of December 31, 2022 and 2021 were comprised as follows (in thousands):

	December 31,
	2022	2021
Annual bonus	$2,198	$1,883
Other employee compensation and benefits	426	401
External research and development services	274	440
Other operating expenses	277	497

Total accrued expenses and other current liabilities	$3,175	$3,221

8. SVB Agreement
In January 2021, the Company and Silicon Valley Bank (“SVB”) entered into a Loan and Security Agreement (the “SVB Agreement”). Under the original terms of the SVB Agreement, the Company had the ability to borrow up to $15.0 million at any time prior to December 31, 2021. The SVB Agreement was subsequently amended in December 2021 to extend this borrowing availability period through December 31, 2022. The Company did not borrow any amounts under the SVB Agreement prior to the expiry of the borrowing availability period.
In conjunction with the execution of the SVB Agreement, the Company issued SVB a warrant to purchase 162,000 shares of common stock at an exercise price of $0.58 per share. This warrant was exercisable immediately upon issuance and expires on January 21, 2031. The Company determined that this warrant represents a debt issuance cost associated with the overall credit facility. As such, the warrant was recorded as a deferred financing cost and as a component of additional paid-in
capital on the consolidated balance sheets. This deferred financing cost, as well as others incurred in conjunction with the execution of the SVB Agreement were amortized from the date of issuance through December 31, 2022, the expiry of the SVB Agreement’s borrowing availability period.
To determine the fair value of the warrant upon issuance, the Company utilized the Black-Scholes option-pricing model with the following assumptions:

Assumption
Risk-free interest rate	1.1%
Expected dividend yield	—%
Expected term (in years)	10.0
Expected volatility	72.9%
Based upon these assumptions, the fair value of the warrant issued to SVB was determined to be less than $0.1 million. As of December 31, 2022, the warrant had not been exercised by SVB.
9. Common Stock
As of December 31, 2022, the Company was authorized to issue 115,838,000 shares of common stock. Holders of common stock are entitled to one vote per share. In addition, holders of common stock are entitled to receive dividends, if and when declared by the Company’s Board of Directors. As of December 31, 2022, no dividends had been declared.
As of December 31, 2022 and 2021, the Company had reserved for future issuance the following number of shares of common stock (in thousands):

	December 31,
	2022	2021
Conversion of outstanding Series Seed Preferred Stock	13,781	13,781
Conversion of outstanding Series A Preferred Stock	40,848	40,848
Conversion of outstanding Series B-1 Preferred Stock	22,222	22,222
Conversion of outstanding Series B-2 Preferred Stock	4,496	4,496
Future issuances of Series B-2 Preferred Stock	16,367	16,367
Vesting of restricted common stock	58	488
Exercises of outstanding stock options	9,280	8,322
Exercise of outstanding warrant	162	162
Future issuances under 2019 Stock Incentive Plan	3,218	4,361

Total reserved for future issuance	110,432	111,047

10. Preferred Stock
Series Seed Preferred Stock
In May 2019, the Company entered into a Series Seed Stock Purchase Agreement (the “Series Seed 1 and 2 Agreement”). Under this Series Seed 1 and 2 Agreement, the Company sold an aggregate of 4,000,000 shares of Series Seed Preferred Stock at a price of $1.00 per share. In addition, the Company was previously party to a Simple Agreement for Future Equity (the “SAFE”) with Atlas Venture Fund XI, L.P. (“Atlas”) whereby the Company received $2.0 million in exchange for granting Atlas the right to participate in a future equity financing. In conjunction with the execution of the Series Seed 1 and 2 Agreement, the SAFE converted into 2,000,000 additional shares of Series Seed Preferred Stock. Subsequently, the Company entered into a Series Seed 3 Preferred Stock Purchase Agreement (the “Series Seed 3 Agreement”) in August 2019 under which it sold 7,780,769 additional shares of Series Seed Preferred Stock at a price of $1.30 per share.
Under the Series Seed 1 and 2 Agreement and the Series Seed 3 Agreement, the Company received aggregate net cash proceeds of $13.9 million, after deducting offering expenses paid by the Company.
The Company assessed the terms and features of the Series Seed Preferred Stock and concluded that it should be classified outside of permanent equity in the consolidated balance sheets, as the Series Seed Preferred Stock is contingently redeemable upon the occurrence of a deemed liquidation event that is outside of the Company’s control. Accordingly, the Company has classified the Series Seed Preferred Stock within temporary equity in the consolidated balance sheets. As of December 31, 2022, the Series Seed Preferred Stock is not being accreted to redemption as a deemed liquidation event is not considered to be probable. Further information on the rights, preferences and privileges of the Series Seed Preferred Stock is outlined below.
Series A Preferred Stock
In June 2020, the Company entered into the Series A Agreement. Under the Series A Agreement, the Company sold 18,191,965 shares at an initial closing in June 2020 and 2,232,143 shares at an additional closing in July 2020, both at a price of $2.24 per share. The Company received aggregate net cash proceeds of $45.5 million from these sales, after deducting offering expenses paid by the Company.
As outlined within Note 3, “Fair Value Measurements”, the Series A Agreement also included the Series A Tranche Right whereby investors would be obligated to purchase, and the Company obligated to sell, an additional 20,424,108 shares of Series A Preferred Stock at $2.24 per share upon the achievement of certain research and development milestones prior to December 31, 2021 (the “Series A Milestone Closing”). Investors could also elect to waive the conditions of the Series A Milestone Closing and purchase their allotment of additional shares at any time prior to the Series A Milestone Closing.
The Company assessed the terms and features of the Series A Preferred Stock and concluded that it should be classified outside of permanent equity in the consolidated balance sheets, as the Series A Preferred Stock is contingently redeemable upon the occurrence of a deemed liquidation event that is outside of the Company’s control. Accordingly, the Company has classified the Series A Preferred Stock within temporary equity in the consolidated balance sheets. As of December 31, 2022, the Series A Preferred Stock is not being accreted to redemption as a deemed liquidation event is not considered to be probable. Further information on the rights, preferences and privileges of the Series A Preferred Stock is outlined below.
The Company also assessed the Series A Tranche Right and concluded that it met the definition of a freestanding financial instrument as it was both legally detachable and separately exercisable from the Series A Preferred Stock. In accordance with ASC 480, the Series A Tranche Right was initially classified as a liability in the consolidated balance sheet because the underlying Series A Preferred Stock is contingently redeemable upon the occurrence of a deemed liquidation event that is outside of the Company’s control.

The Company first allocated the Series A Preferred Stock proceeds to the Series A Tranche Right based upon its fair value at the date of issuance, and the remaining proceeds were allocated to the Series A Preferred Stock. The fair value of the Series A Tranche Right on the date of issuance was determined to be $11.1 million using a probability-weighted present value model that considered the probability of triggering the Series A Tranche Right through the achievement of the certain research and development milestones outlined in the Series A Agreement. The Company converted the future values to their present values using a discount rate it considered to be appropriate for probability-adjusted cash flows. As the Series A Tranche Right was classified as a liability, it was subsequently re-measured
at fair value at each reporting period.
In July 2021, the holders of the Series A Preferred Stock elected to waive the conditions of the Series A Milestone Closing and exercise the Series A Tranche Right. Accordingly, the holders purchased 20,424,108 additional shares of Series A Preferred Stock at a price of $2.24 per share. The Company received aggregate net cash proceeds of $45.7 million from this sale, after deducting offering expenses paid by the Company.
As detailed further within Note 3, “Fair Value Measurements”, the preferred stock tranche liability was measured at fair value contemporaneously with the exercise of the Series A Tranche Right. Based upon this valuation, the Company determined that a preferred stock tranche asset existed due to the fair value of the Series A Preferred Stock being $2.12, an amount less than the contractual purchase price. As a result of the change in the fair value of the preferred stock tranche asset, the Company recognized a $13.5 million gain in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2021. The preferred stock tranche asset was then extinguished in conjunction with the issuance of the related Series A Preferred Stock.
Series B Preferred Stock
In November 2021, the Company entered into the Series B Preferred Stock Purchase Agreement (the “Series B Agreement”). Under the Series B Agreement, the Company initially sold 17,289,273 shares of Series
B-1
Preferred Stock at a price of $2.61 per share. The Series B Agreement also contemplates the issuance of Series
B-2
Preferred Stock, as outlined further below. The Series
B-1
Preferred Stock and the Series
B-2
Preferred Stock are collectively referred to as the “Series B Preferred Stock” unless specifically noted.
The Series B Agreement also includes a right (the “Series B Tranche Right”) whereby investors would be obligated to purchase, and the Company obligated to sell, 16,232,013 shares of Series
B-2
Preferred Stock at $2.78 per share upon the achievement of a certain research and development milestone (the “Series B Milestone Closing”). Investors can also elect to waive the conditions of the Series B Milestone Closing and purchase their allotment of Series
B-2
Preferred Stock at any time prior to the Series B Milestone Closing.
In December 2021, the Company subsequently amended the Series B Agreement (the “Series B Agreement Amendment”) to include two additional investors. Under the Series B Agreement Amendment, the Company sold an additional 4,932,950 shares of Series
B-1
Preferred Stock at a price of $2.61 per share. Additionally, one investor elected to waive the conditions of the Series B Milestone Closing and purchase 4,496,403 shares of Series
B-2
Preferred Stock at a price of $2.78 per share. The other investor included in the Series B Agreement Amendment maintains the Series B Tranche Right to purchase 134,892 shares of Series
B-2
Preferred Stock.
In total, the Company received aggregate net cash proceeds of $57.7 million from the sale of Series
B-1
Preferred Stock and $12.5 million from the sale of Series
B-2
Preferred Stock, after deducting offering expenses paid by the Company.
The Company assessed the terms and features of the Series B Preferred Stock and concluded that it should be classified outside of permanent equity in the consolidated balance sheets, as the Series B Preferred Stock is contingently redeemable upon the occurrence of a deemed liquidation event that is outside of the Company’s control. Accordingly, the Company has classified the Series B Preferred Stock within temporary equity in the consolidated balance sheets. As of December 31, 2022, the Series B Preferred Stock is not being accreted to redemption as a deemed liquidation event is not considered to be probable. Further information on the rights, preferences and privileges of the Series B Preferred Stock is outlined below.

The Company also assessed the Series B Tranche Right and concluded that, while separately exercisable, it is not legally detachable from the Series B Preferred Stock. Accordingly, the Company concluded that the Series B Tranche Right does not meet the definition of a freestanding financial instrument and is instead an embedded feature of the Series B Preferred Stock.
Rights, Preferences and Privileges of Preferred Stock
The rights, preferences and privileges of the Series Seed Preferred Stock, the Series A Preferred Stock, the Series
B-1
Preferred Stock and the Series
B-2
Preferred Stock are as follows. In the discussion below, the Series Seed Preferred Stock and the Series A Preferred Stock, Series
B-1
Preferred Stock and the Series
B-2
Preferred Stock are collectively referred to as the “Preferred Stock” unless specifically noted.
Conversion
Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable
shares of common stock as is determined by dividing the original issuance price by the conversion price in effect at the time of conversion. The original conversion price of the Series Seed 1 Preferred Stock and Series Seed 2 Preferred Stock is $1.00, the original conversion price of the Series Seed 3 Preferred Stock is $1.30, the original conversion price of the Series A Preferred Stock is $2.24, the original conversion price of the Series
B-1
Preferred Stock is $2.61 and the original conversion price of the Series
B-2
Preferred Stock is $2.78. Shares of preferred stock are subject to adjustments to reflect the issuance of common stock, options, warrants, or other rights to subscribe for or to purchase common stock for a consideration per share, less than the conversion price then in effect and subsequent stock dividends, stock splits, combinations, or recapitalizations.
The Preferred Stock is subject to mandatory conversion upon the closing of a sale of common stock to the public at a price of at least $5.56 per share (subject to appropriate adjustment in the event of a stock dividend, stock split, combination or other similar recapitalization) in a firm-commitment underwritten public offering resulting in at least $75.0 million of gross proceeds to the Company. The Preferred Stock is also subject to mandatory conversion upon the vote or written consent of the holders of at least 66% of the then-outstanding shares of Preferred Stock, voting as a single class on an as-converted
to common stock basis.
Dividends
The holders of Preferred Stock, in preference to common stockholders, are entitled to receive, when, as and if declared by the Company’s Board of Directors, dividends at a rate of 8% annually. Dividends on Preferred Stock are non-cumulative
and are payable only when and if declared by the Company’s Board of Directors. The holders of Preferred Stock are entitled to participate in dividends on common stock on an as-converted
basis when and if declared by the Company’s Board of Directors. Since the Company’s inception, no dividends have been declared.
Liquidation Preference
In the event of any voluntary or involuntary liquidation, dissolution, winding up or deemed liquidation event of the Company, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock, an amount equal to the original issue price per share plus any dividends declared but unpaid thereon. For clarity, the original issue price of the Series Seed 1 Preferred Stock and Series Seed 2 Preferred Stock was $1.00 per share, the original issue price of the Series Seed 3 Preferred Stock was $1.30 per share, the original issue price of the Series A Preferred Stock was $2.24 per share, the original issue price of the Series
B-1
Preferred Stock was $2.61 per share and the original issue price of the Series
B-2
Preferred Stock was $2.78 per share.

If upon any voluntary or involuntary liquidation, dissolution, winding up or deemed liquidation event of the Company, the assets of the Company available for distribution are insufficient to pay the holders of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
Redemption
The Preferred Stock is contingently redeemable upon the occurrence of a deemed liquidation event, which includes a merger or a sale of substantially all of the assets of the Company. As of December 31, 2022, a deemed liquidation event is not considered to be probable.
Voting Rights
The holders of Preferred Stock are entitled to vote based on the number of common shares that their preferred shares convert into on as-converted
basis at the time of such vote. Except in specific circumstances, holders of Preferred Stock shall vote as a single class with the common stockholders.
The holders of record of the shares of the Series Seed Preferred Stock, voting exclusively and as a separate class on an as-converted
to common stock basis, are entitled to elect two members to the Company’s Board of Directors. The holders of record of the shares of the Series A Preferred Stock, voting exclusively and as a separate class on an as-converted
to common stock basis, are entitled to elect two members to the Company’s Board of Directors. The holders of record of the shares of the Series B Preferred Stock, voting exclusively and as a separate class on an as-converted
to common stock basis, are entitled to elect two members to the Company’s Board of Directors.
11. Stock-based Compensation
2019 Stock Incentive Plan
In January 2019, the Company’s Board of Directors adopted the 2019 Stock Incentive Plan (the “2019 Plan”). The 2019 Plan provides for the grant of stock options, stock awards and restricted stock units to employees, members of the Company’s Board of Directors and non-employee
consultants and advisors. The 2019 Plan initially provided for the issuance of up to 2,219,565 shares of common stock. The 2019 Plan was subsequently amended in May 2019, June 2020, October 2020, April 2021 and November 2021 to modify the number of shares of common stock issuable under the 2019 Plan. Subsequent to the November 2021 amendment to the 2019 Plan, the Company can now issue up to 13,748,930 shares of common stock under the 2019 Plan. As of December 31, 2022, there were 3,217,888 shares available for future issuance under the 2019 Plan.
Stock-based Compensation Expense
Total stock-based compensation expense recognized in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2022 and 2021 was as follows (in thousands):

	Year Ended December 31,
	2022	2021
Research and development	$243	$137
General and administrative	897	670

Total stock-based compensation expense	$1,140	$807

Restricted Common Stock Activity
Prior to the adoption of the 2019 Plan, the Company issued shares of restricted common stock to its founders as well as to certain employees. The restrictions on the common stock generally lapse over two to four years. In the event that a recipient ceases to provide service to the Company, the Company has the right to repurchase any unvested shares of restricted common stock at their original purchase price. As a result of this repurchase right, the Company recorded the issuance of such restricted common stock as a liability in the consolidated balance sheets. Amounts are reclassified to common stock at par and additional paid-in
capital as the restricted common stock vests and restrictions lapse.
The following table summarizes restricted common stock activity during the year ended December 31, 2022 (in thousands, except per share amounts):

	Shares	Weighted-Average Grant Date Fair Value per Share
Unvested as of December 31, 2021	488	$0.02
Granted	—	$—
Vested	(430)	$0.01
Repurchased	—	$—

Unvested as of December 31, 2022	58	$0.03

The aggregate fair value of restricted common stock that vested during the years ended December 31, 2022 and 2021, based upon the fair value of the underlying restricted common stock on the day of vesting, was $0.5 million and $0.3 million, respectively.
Stock Option Activity
The fair value of stock options granted during the years ended December 31, 2022 and 2021 was calculated on the date of grant using the following weighted-average assumptions:

	Year Ended December 31,
	2022	2021
Risk-free interest rate	2.5%	1.0%
Expected dividend yield	—%	—%
Expected term (in years)	6.0	6.0
Expected volatility	72.9%	71.9%
Using the Black-Scholes option pricing model, the weighted-average grant date fair value of stock options granted during the years ended December 31, 2022 and 2021 was $0.73 and $0.41 per share, respectively.
The following table summarizes changes in stock option activity during the year ended December 31, 2022 (in thousands, except per share amounts):

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2021	8,322	$0.59	8.9	$4,478
Granted	3,156	$1.11
Exercised	(176)	$0.36
Cancelled	(2,022)	$0.73

Outstanding as of December 31, 2022	9,280	$0.74	8.0	$2,953

Exercisable at December 31, 2022	4,203	$0.60	7.1	$1,881

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2022 and 2021 was $0.1 million and $0.2 million, respectively.
As of December 31, 2022, there was unrecognized stock-based compensation expense related to unvested stock options of $2.5 million, which the Company expects to recognize over a weighted-average period of approximately 2.7 years.
12. Income Taxes
The provision for income taxes for the years ended December 31, 2022 and 2021 was comprised as follows (in thousands):

	Year Ended December 31,
	2022	2021
Current taxes:
Federal	$—	$—
State	10	2

Total current taxes	10	2
Deferred taxes:
Federal	—	—
State	—	—

Total deferred taxes	—	—

Total provision for income taxes	$10	$2

A reconciliation of the federal statutory income tax rate to the Company’s effective tax rate is as follows:

	December 31,
	2022	2021
Income tax computed at federal statutory rate	21.0%	21.0%
State taxes, net of federal benefit	6.1%	9.9%
Tax credit carryforwards	6.2%	6.2%
Permanent items	(0.2)%	12.5%
Change in valuation allowance	(32.7%)	(49.4%)
Other	(0.4%)	(0.2)%

Effective tax rate	—%	—%

The principal components of the Company’s deferred tax assets and liabilities as of December 31, 2022 and 2021 were comprised as follows (in thousands):

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$19,580	$14,481
Tax credit carryforwards	5,477	1,871
Capitalized research and development	10,279	—
Stock-based compensation	319	148
Deferred rent	—	521
Operating lease liability	855	—
Accrued expenses and other temporary differences	707	650

Total deferred tax assets	37,217	17,671
Less: valuation allowance	(36,094)	(17,091)

Net deferred tax assets	1,123	580
Deferred tax liabilities:
Operating right-of-use asset	(552)
Depreciation	(571)	(580)

Total deferred tax liabilities	(1,123)	(580)

Net deferred taxes	$—	$—

As of December 31, 2022, the Company had federal and state net operating loss (“NOL”) carryforwards of $72.1 million and $70.3 million, respectively. Federal NOLs may be carried forward indefinitely. State NOLs expire at various dates from 2038 through 2042. As of December 31, 2022, the Company had federal research and development tax credit carryforwards of $3.5 million that expire at various dates from 2040 through 2042. In addition, as of December 31, 2022, the Company had state research and development tax credit carryforwards of $2.6 million that expire at various dates from 2034 through 2037.
The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which primarily pertain to NOL carryforwards, tax credit carryforwards and capitalized research and development. The Company has determined that it is more likely than not that it will not realize the benefits of its deferred tax assets, and as a result, a valuation allowance of $36.1 million has been established at December 31, 2022. The increase in the valuation allowance of $19.0 million during the year ended December 31, 2022 was primarily due to the additional operating loss generated by the Company.
NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50% as defined under Sections 382 and 383 in the Internal Revenue Code (“IRC”). This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the Company’s value immediately prior to the ownership change. As a result of ownership changes in the Company from its inception through December 31, 2022, the Company’s NOL and tax credit carryforwards allocable to the periods preceding each such ownership change could be subject to limitations under IRC Section 382, however the Company has not yet completed an IRC Section 382 study.
The Company had no unrecognized tax benefits as of either December 31, 2022 or 2021. The Company has not conducted a study of its research and development credit carryforwards generated during any year. This study, once completed, may result in an adjustment to the Company’s research and development credit carryforwards.

However, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credit carryforwards, and if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the consolidated statements of operations and comprehensive loss if an adjustment were required.
The Company files income tax returns in the United States federal tax jurisdiction and the Massachusetts state tax jurisdiction. Because the Company is in a loss carryforward position, it is generally subject to examination by federal and state tax authorities for all tax years in which a loss carryforward is available.
As of December 31, 2022, the Company has not incurred any material interest or penalty charges.
13. Commitments and Contingencies
790 Memorial Drive Lease
In May 2020, the Company entered into an operating lease agreement (“the 790 Memorial Drive Lease”) to occupy 3,407 square feet of laboratory and office space at 790 Memorial Drive in Cambridge, Massachusetts. The 790 Memorial Drive Lease term commenced on June 15, 2020 and subsequently expired on June 30, 2021. Pursuant to ASC 840, the Company recorded total rent expense of $0.1 million for the year ended December 31, 2021 related to the 790 Memorial Drive Lease.
OKS Building 600/700 Lease
In August 2020, the Company entered into an operating lease agreement (the “OKS Building 600/700 Lease”) to occupy 12,165 square feet of laboratory and office space at One Kendall Square in Cambridge, Massachusetts (the “OKS Facility”). The OKS Building 600/700 Lease term commenced on January 21, 2021 and was originally set to expire on January 31, 2024. The Company provided the landlord with a security deposit in the form of a $0.3 million letter of credit, which was originally recorded as restricted cash and included within “Other non-current
assets” as of December 31, 2021.
The OKS Building 600/700 Lease also provided the Company with a tenant improvement allowance of $2.4 million, the entirety of which was utilized as of December 31, 2021. Leasehold improvements related to the OKS Building 600/700 Lease were originally being amortized over the lease term, commencing with the date that the leasehold improvements were placed into service.
OKS Sublease
In October 2021, the Company entered into an operating sublease agreement (the “OKS Sublease”) with an unrelated biotechnology company to occupy an additional 5,094 square feet of laboratory and office space in the OKS Facility. The OKS Sublease term commenced on October 25, 2021 and was originally set to expire on March 31, 2023, unless the sublessor notified the Company in writing by July 1, 2022 that it wished to extend the sublease term through December 31, 2024. The Company provided the sublessor with a security deposit in the form of a $0.2 million letter of credit, which was originally recorded as restricted cash and included within “Other non-current
assets” as of December 31, 2021.
OKS Sublease Extension and OKS Combined Facility Lease
In May 2022, the sublessor of the OKS Sublease provided the lease extension notification to the Company. As a result of this election, commencing on June 1, 2022, the Company was required to take control over an additional 5,302 square feet for a total occupancy of 10,396 square feet.

In August 2022, however, the Company entered into an amended lease agreement (the “OKS Combined Facility Lease”) with the landlord of the OKS Facility, the primary effects of which were the following:

•	Effective September 1, 2022, the space originally leased from the unrelated biotechnology company would now be leased directly from the OKS Facility landlord.

•
The monthly lease payment amounts owed by the Company were not modified from the original One Kendall Square Sublease, however the Company is now obligated to make an additional payment of $0.3 million at the conclusion of the OKS Combined Facility Lease term.

•	The lease term for the entirety of the Company’s leased space at the One Kendall Square Facility was amended to expire on December 31, 2023.

•
The Company provided the landlord of the OKS Facility with an additional security deposit in the form of a $0.3 million letter of credit. The $0.3 million letter of credit previously issued to the sublessor of the OKS Sublease was subsequently cancelled.

Accounting under ASC 840
As the Company obtained access to the OKS Building 600/700 Lease space in August 2020, it concluded that this represented the lease commencement date for accounting purposes. Prior to the adoption of ASC 842, and pursuant to the legacy guidance within ASC 840, the Company recorded rent expense on a straight-line basis from this date through the end of the lease term and also recorded deferred rent on the consolidated balance sheets. The Company recorded the tenant improvement allowance as a deferred lease incentive and was amortizing the deferred lease incentive as a reduction of rent expense ratably over the lease term.
For the OKS Sublease, the Company similarly recorded rent expense on a straight-line basis through the full potential lease term that would expire on December 31, 2024. The full potential lease term was utilized as the lease extension provision was at the sole discretion of the sublessor. In addition, this straight-line rent expense calculation assumed that, as of April 1, 2023, the Company would occupy the entire 10,396 square feet premises contemplated by the OKS Sublease.
As of December 31, 2021, the future minimum lease payments due under the OKS Building 600/700 Lease and the OKS Sublease were as follows (in thousands):

Future Minimum Lease Payments
2022	$1,779
2023	2,315
2024	1,067

Total future minimum lease payments	$5,161

Pursuant to ASC 840, the Company recorded total rent expense of $0.6 million for the year ended December 31, 2021 related to the OKS Building 600/700 Lease and the OKS Sublease.
Accounting under ASC 842
As a result of the adoption of ASC 842 on January 1, 2022, the Company initially recorded right-of-use
assets and corresponding lease liabilities for the OKS Building 600/700 Lease and the OKS Sublease. As there was no rate implicit in either lease, the Company estimated its incremental borrowing rate based upon a synthetic credit rating and yield curve analysis. Based upon this analysis, the Company calculated a discount rate of 5.09% for both the OKS Building 600/700 Lease and the OKS Sublease as of January 1, 2022.
The Company then assessed the OKS Combined Facility Lease as a lease modification, concluding that the modification did not result in a separate contract pursuant to ASC
842-10-25-8.
Based upon this assessment, and

in accordance with ASC
842-10-25-15,
the Company has accounted for the modification as a termination of the existing leases and the creation of a new operating lease. As there was no rate implicit in the OKS Combined Facility Lease, the Company again estimated its incremental borrowing rate based upon a synthetic credit rating and yield curve analysis. Based upon this analysis, the Company calculated a discount rate of 7.87% as of August 31, 2022, the effective date of the modification.
As the OKS Combined Facility Lease term ends on December 31, 2023, the Company is now amortizing the leasehold improvements originally related to the OKS Building 600/700 Lease through December 31, 2023. Additionally, the combined $0.6 million letters of credit issued to the OKS Facility landlord are classified as restricted cash and included within “Prepaid expenses and other current assets” as of December 31, 2022.
As of December 31, 2022, the future minimum lease payments due under the OKS Combined Facility Lease were as follows (in thousands):

Amount
2023	$2,621
Less: effect of discounting	(92)

Total lease liability	$2,529

Pursuant to ASC 842, the Company recorded operating lease expense of $1.4 million and variable lease expense of $0.7 million for the year ended December 31, 2022 related to the OKS Building 600/700 Lease, OKS Sublease and OKS Combined Facility Lease. As of December 31, 2022, the remaining lease term of the OKS Combined Facility Lease was 1.0 year.
Cummings Park Sublease
In February 2022, the Company entered into an operating sublease agreement (the “Cummings Park Sublease”) to occupy 18,148 square feet of laboratory and office space at Cummings Park in Woburn, Massachusetts. The Cummings Park Sublease term commenced on February 23, 2022 and will expire on July 31, 2024. Contemporaneously with the execution of the Cummings Park Sublease, the Company provided the landlord with a cash security deposit in the amount of $0.1 million.
Pursuant to the terms of the Cummings Park Sublease, the Company was not obligated to make rental payments until 91 days after the Cummings Park Sublease commencement date (the “Cummings Park Rent Commencement Date”). Rental payments will escalate on each successive anniversary of the Cummings Park Rent Commencement Date.
As of December 31, 2022, the future minimum lease payments due under the Cummings Park Sublease were as follows (in thousands):

Amount
2023	$411
2024	212

Total remaining minimum lease payments	623
Less: effect of discounting	(22)

Total lease liability	$601

Pursuant to ASC 842, the Company recorded operating lease expense of $0.3 million and variable lease expense of less than $0.1 million for the year ended December 31, 2022 related to the Cummings Park Sublease. As of December 31, 2022, the remaining lease term of the Cummings Park Sublease was 1.6 years.

60 First Street Lease
In April 2022, the Company entered into an operating lease agreement (the “60 First Street Lease”) to occupy 50,453 square feet of laboratory and office space in Cambridge, Massachusetts (the “60 First Street Facility”). The 60 First Street Lease term will commence on the later of i) the substantial completion of the landlord’s base building improvements or ii) October 31, 2022 (such date the “60 First Street Lease Commencement Date”). Rental payments will commence 12 months following the 60 First Street Lease Commencement Date (such date the “60 First Street Rent Commencement Date”), and the 60 First Street Lease will expire on the last day of the 120 th
full calendar month following the 60 First Street Rent Commencement Date. Rental payments will escalate on each successive anniversary of the 60 First Street Rent Commencement Date, and the total rental payments over the term of the 60 First Street Lease are expected to be $76.7 million. In addition, the 60 First Street Lease also provides the Company with a tenant improvement allowance of $13.1 million.
The Company provided the landlord with a security deposit in the form of a $4.5 million letter of credit, which has been recorded as restricted cash and included within “Other non-current
assets” as of December 31, 2022. This letter of credit will be reduced to $3.4 million upon substantial completion of the Company’s tenant improvements and then to $2.3 million upon the third anniversary of the 60 First Street Lease Commencement Date.
As of December 31, 2022, the landlord had not yet delivered the 60 First Street Facility to the Company. Accordingly, the Company concluded that the lease commencement date had not occurred and no right-of-use
asset, lease liability or operating lease expense related to the 60 First Street Lease was recorded as of or for the year ended December 31, 2022. Additionally, the Company did not utilize any portion of the $13.1 million tenant improvement allowance as of December 31, 2022.
Litigation
The Company is not a party to any litigation, nor had it established any reserves for litigation liabilities as of December 31, 2022 or 2021.
14. 401(k) Savings Plan
The Company has a defined-contribution savings plan under Section 401(k) of the IRC (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation, subject to statutory limitations. Beginning on April 1, 2022, the Company matches 100% of an employee’s 401(k) contributions up to a maximum of 3% of the participant’s salary, subject to employer match limitations under the IRC. As such, the Company made $0.2 million of matching contributions to the 401(k) Plan during the year ended December 31, 2022. The Company did not make any matching contributions during the year ended December 31, 2021.
15. Related Party Transactions
As a result of Atlas’ ownership of the Company’s Series Seed Preferred Stock, Series A Preferred Stock and Series B Preferred Stock, Atlas represents an affiliate of the Company. During the years ended December 31, 2022 and 2021, the Company incurred expenses of less than $0.1 million and $0.1 million, respectively, related to consulting services provided by an affiliate of Atlas. As of December 31, 2021, the Company had amounts due to this affiliate of $0.1 million. No such amounts were due to this affiliate as of December 31, 2022.

16. Net Loss per Share
The following common stock equivalents have been excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive (in thousands):

	Year Ended December 31,
	2022	2021
Series Seed Preferred Stock	13,781	13,781
Series A Preferred Stock	40,848	40,848
Series B-1 Preferred Stock	22,222	22,222
Series B-2 Preferred Stock	4,496	4,496
Unvested restricted common stock	58	488
Outstanding stock options	9,280	8,322
Outstanding warrant	162	162

Total	90,847	90,319

17. Subsequent Events
The Company has evaluated subsequent events for recognition and disclosure purposes through July 27, 2023, the date these consolidated financial statements were issued. Except for the matters described below, the Company has concluded that no other events or transactions have occurred that require disclosure in the consolidated financial statements.
Genevant Agreement
In March 2023, the Company entered into a collaboration and license agreement (the “Genevant Agreement”) with Genevant Sciences GmbH (“Genevant”) to combine the Company’s RNA editing technology with Genevant’s lipid nanoparticle technology to develop and potentially commercialize an RNA therapeutic for alpha-1 antitrypsin deficiency. Key financial terms under the Genevant Agreement are as follows:

•	The Company made a $2.5 million payment to Genevant in March 2023 upon execution of the Genevant Agreement.

•	The Company will reimburse Genevant for certain out-of-pocket and full-time equivalent costs incurred as a result of research and development activities performed under the Genevant Agreement.

•
Genevant is entitled to receive payments from the Company upon the achievement of specified clinical, regulatory and commercial milestones, including potential precommercial milestone payments up to an aggregate total of $40.5 million per product and potential commercial milestone payments up to an aggregate total of $57.0 million.

•
Genevant is eligible to receive royalties at tiered percentage rates beginning in the mid-single-digits,
based on future annual net sales of licensed products within the scope of the Genevant Agreement.

The Company has paid Genevant $2.8 million through July 27, 2023, the date these consolidated financial statements were issued, and has recorded the $2.5 million nonrefundable, payment within research and development expense in the condensed consolidated statement of operations for the three months ended March 31, 2023.
Sale of Series
B-2
Preferred Stock
In March 2023, the holders of the Series B Preferred Stock elected to waive the conditions of the Series B Milestone Closing and exercise the Series B Tranche Right. Accordingly, the holders purchased 16,366,905 shares of Series
B-2
Preferred Stock at a price of $2.78 per share. The Company received aggregate net cash proceeds of $45.5 million from this sale.

Merger Agreement & Pre-Closing Financing
On July 14, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Frequency Therapeutics, Inc., a Delaware corporation (“Frequency”) and Frequency Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Frequency (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Korro Bio, Inc., with Korro Bio, Inc. surviving the Merger as a wholly owned subsidiary of Frequency (the “merger”). In contemplation of the proposed merger, the Company also entered into a subscription agreement with certain parties to purchase shares of the Company’s common stock for an aggregate purchase price of approximately $117.3 million (the “pre-closing financing”).
Subject to the terms and conditions of the Merger Agreement, immediately prior to the effective time of the merger (“Effective Time”), each then outstanding share of the Company’s common stock (including common stock issued upon the conversion of the Company’s preferred stock but excluding the common stock issued in the pre-closing financing) will be converted into the right to receive a number of shares of Frequency’s common stock calculated in accordance with the Merger Agreement.
The Company’s pre-closing financing is contingent on and will occur prior to the closing of the merger, subject to customary closing conditions. Shares of the Company’s common stock issued pursuant to the pre-closing financing will be converted into the right to receive a number of shares of Frequency common stock calculated in accordance with Merger Agreement at the Effective Time of the merger.
The merger and the pre-closing financing are expected to close in the fourth quarter of 2023. The merger is subject to approval by the stockholders of the Company and Frequency as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction. If Frequency is unable to satisfy certain closing conditions or if other mutual closing conditions are not satisfied, the Company will not be obligated to complete the merger. The Merger Agreement contains certain termination rights of the Company and Frequency. The merger is expected to be treated as a reverse recapitalization in accordance with U.S. GAAP.

Korro Bio, Inc.
Condensed Consolidated Balance Sheets
(amounts in thousands, except par value amounts)
(unaudited)

	June 30, 2023	December 31, 2022
Assets:
Current assets:
Cash and cash equivalents	$59,330	$36,333
Short-term investments	999	18,915
Prepaid expenses and other current assets	1,963	1,835

Total current assets	62,292	57,083
Property and equipment, net	13,450	9,866
Advance payments for property and equipment	400	76
Operating lease right-of-use assets	27,484	2,024
Other non-current assets	5,719	4,693

Total assets	$109,345	$73,742

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$3,411	$2,605
Accrued expenses and other current liabilities	3,007	3,175
Operating lease liabilities, current portion	1,724	2,921

Total current liabilities	8,142	8,701
Operating lease liabilities, net of current portion	27,279	209

Total liabilities	35,421	8,910
Commitments and contingencies
Series Seed convertible preferred stock, $0.001 par value 13,781 shares authorized, issued and outstanding at June 30, 2023 and December 31, 2022 (aggregate liquidation preference of $16,115 at June 30, 2023 and December 31, 2022)	15,924	15,924
Series A convertible preferred stock, $0.001 par value 40,848 shares authorized, issued and outstanding at June 30, 2023 and December 31, 2022 (aggregate liquidation preference of $91,500 at June 30, 2023 and December 31, 2022)	77,736	77,736
Series B-1 convertible preferred stock, $0.001 par value 22,222 shares authorized, issued and outstanding at June 30, 2023 and December 31, 2022 (aggregate liquidation preference of $58,000 at June 30, 2023 and December 31, 2022)	57,703	57,703
Series B-2 convertible preferred stock, $0.001 par value 20,863 shares authorized at June 30, 2023 and December 31, 2022; 20,863 and 4,496 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively (aggregate liquidation preference of $58,000 and $12,500 at June 30, 2023 and December 31, 2022, respectively)	57,958	12,500
Stockholders’ deficit Common stock, $0.001 par value; 117,138 and 115,838 shares authorized at June 30, 2023 and December 31, 2022, respectively; 5,662 and 5,462 shares issued at June 30, 2023 and December 31, 2022, respectively; 5,645 and 5,404 shares outstanding at June 30, 2023 and December 31, 2022, respectively	6	5
Additional paid-in capital	3,684	2,802
Accumulated other comprehensive loss	—	(5)
Accumulated deficit	(139,087)	(101,833)

Total stockholders’ deficit	(135,397)	(99,031)

Total liabilities, convertible preferred stock and stockholders’ deficit	$109,345	$73,742

The accompanying notes are an integral part of these condensed consolidated financial statements.

Korro Bio, Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(amounts in thousands, except per share amounts)
(unaudited)

	Six Months Ended June 30,
	2023	2022
Operating expenses:
Research and development	$27,820	$18,389
General and administrative	10,673	8,414

Total operating expenses	38,493	26,803

Loss from operations	(38,493)	(26,803)
Other income, net	1,239	183

Net loss	$(37,254)	$(26,620)

Net loss per share, basic and diluted	$(6.76)	$(5.35)
Weighted-average common shares outstanding, basic and diluted	5,515	4,973
Comprehensive loss:
Net loss	$(37,254)	$(26,620)
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale investments	5	(14)

Comprehensive loss	$(37,249)	$(26,634)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Korro Bio, Inc.
Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(amounts in thousands)
(unaudited)

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B-1 Convertible Preferred Stock		Series B-2 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2022	13,781	$15,924	40,848	$77,736	22,222	$57,703	4,496	$12,500	5,404	$5	$2,802	$(5)	$(101,833)	$(99,031)
Issuance of Series B-2 convertible preferred stock, net of issuance costs of $42	—	—	—	—	—	—	16,367	45,458	—	—	—	—	—	—
Issuance of common stock for services rendered	—	—	—	—	—	—	—	—	6	—	6	—	—	6
Exercises of stock options	—	—	—	—	—	—	—	—	194	1	132	—	—	133
Vesting of restricted common stock	—	—	—	—	—	—	—	—	41	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	744	—	—	744
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	5	—	5
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(37,254)	(37,254)

Balance at June 30, 2023	13,781	$15,924	40,848	$77,736	22,222	$57,703	20,863	$57,958	5,645	$6	$3,684	$—	$(139,087)	$(135,397)

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B-1 Convertible Preferred Stock		Series B-2 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2021	13,781	$15,924	40,848	$77,736	22,222	$57,703	4,496	$12,500	4,788	$5	$1,595	$(7)	$(43,801)	$(42,208)
Exercises of stock options	—	—	—	—	—	—	—	—	119	—	39	—	—	39
Issuance of common stock for services rendered	—	—	—	—	—	—	—	—	10	—	11	—	—	11
Vesting of restricted common stock	—	—	—	—	—	—	—	—	234	—	3	—	—	3
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	607	—	—	607
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(14)	—	(14)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(26,620)	(26,620)

Balance at June 30, 2022	13,781	$15,924	40,848	$77,736	22,222	$57,703	4,496	$12,500	5,151	$5	$2,255	$(21)	$(70,421)	$(68,182)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Korro Bio, Inc.
Condensed Consolidated Statements of Cash Flows
(amounts in thousands)
(unaudited)

	Six Months Ended June 30,
	2023	2022
Operating Activities:
Net loss	$(37,254)	$(26,620)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash lease expense	1,317	600
Stock-based compensation expense	750	618
Depreciation expense	1,726	1,075
Non-cash interest expense	—	20
Net amortization of premiums and discounts on investments	(79)	147
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(99)	(667)
Accounts payable	347	1,696
Accrued expenses	(221)	(244)
Operating lease liabilities	(904)	(877)
Other non-current assets and liabilities	13	(98)

Net cash used in operating activities	(34,404)	(24,350)

Investing Activities:
Purchases of investments	—	(14,098)
Proceeds from maturities of investments	18,000	16,985
Purchases of property and equipment	(5,535)	(2,133)
Advance payments for property and equipment not yet received	(400)	—

Net cash provided by investing activities	12,065	754

Financing Activities:
Proceeds from Series B-2 convertible preferred stock, net of issuance costs	45,458	—
Proceeds from exercises of stock options	133	39
Other financing activities, net	(226)	(44)

Net cash provided by (used in) financing activities	45,365	(5)

Net increase (decrease) in cash, cash equivalents and restricted cash	23,026	(23,601)
Cash, cash equivalents and restricted cash, beginning of period	41,477	84,044

Cash, cash equivalents and restricted cash, end of period	$64,503	$60,443

Non-cash investing and financing activities:
Purchases of property and equipment in accounts payable and accrued expenses	$101	$355
Financing costs in accounts payable and accrued expenses	$815	$—
Operating lease liabilities arising from right-of-use assets	$26,777	$5,629
Supplemental cash flow information:
Cash paid for operating lease liabilities	$1,491	$1,011
The accompanying notes are an integral part of these condensed consolidated financial statements.

Korro Bio, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
1. The Company and Liquidity
Nature of Business
Korro Bio, Inc. (the “Company”) is an RNA editing company focused on the discovery and development of novel genetic medicines. The Company was incorporated in September 2018 as RNABIO, Inc. and subsequently renamed in November 2018.
Risks and Uncertainties
The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing. Product candidates currently under development will require significant additional research and development efforts, including extensive pre-clinical
and clinical testing and regulatory approval, prior to commercialization. These efforts will require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales.
Going Concern
Pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”)
Topic 205-40,
Presentation of Financial Statements—Going Concern
, an entity is required to assess whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.
The Company has been financed from its inception through June 30, 2023 primarily through $15.9 million of net cash proceeds received from the sale of Series Seed convertible preferred stock (the “Series Seed Preferred Stock”), $91.2 million of net cash proceeds received from the sale of Series A convertible preferred stock (the “Series A Preferred Stock”), $57.7 million of net cash proceeds received from the sale of Series
B-1
convertible preferred stock (the “Series
B-1
Preferred Stock”) and $58.0 million of net cash proceeds received from the sale of Series
B-2
convertible preferred stock (the “Series
B-2
Preferred Stock”).
The Company is not currently generating revenue, expects to continue incurring significant operating losses and negative operating cash flows for the foreseeable future and has no currently available sources of financing. As such, the Company will require additional financing. However, if the Company is unable to obtain additional financing, the Company would be forced to delay, reduce or eliminate its research and development programs and/or relinquish valuable rights to its technology and product candidates. There is no assurance that the Company will be successful in obtaining sufficient financing on acceptable terms to continue funding its operations.
Based upon the above considerations, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year from August 31, 2023, the date these condensed consolidated financial statements were originally issued.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The condensed consolidated financial statements include the accounts of Korro Bio, Inc. and its wholly-owned subsidiary, Korro Mass Securities, Inc., which was established in December 2020. All intercompany transactions and balances have been eliminated in consolidation.

Summary of Significant Accounting Policies
The Company’s significant accounting policies are disclosed in the audited financial statements for the years ended December 31, 2022 and 2021, included elsewhere in this proxy statement/prospectus. Since the date of those annual financial statements, there have been no changes to the Company’s significant accounting policies, except as noted below.
Unaudited Interim Financial Information
The accompanying condensed consolidated balance sheet as of June 30, 2023, and the condensed consolidated statements of operations and comprehensive loss, condensed consolidated statements of convertible preferred stock and stockholders’ deficit and condensed consolidated statements of cash flows for the six months ended June 30, 2023 and 2022 are unaudited. The condensed consolidated interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2023 and the results of its operations and its cash flows for the six months ended June 30, 2023 and 2022. The financial data and other information disclosed in these notes related to the six months ended June 30, 2023 and 2022 are also unaudited. The results for the six months ended June 30, 2023 are not necessarily indicative of results to be expected for the full year or for any other subsequent interim period.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company’s management evaluates its estimates which include, but are not limited to, accrued expenses and stock-based compensation expense. The Company bases its estimates on historical experience and other market specific or other relevant assumptions it believes to be reasonable under the circumstances. Actual results could differ from those estimates.
Recently Adopted Accounting Pronouncements
In June 2016, the FASB issued ASU
2016-13,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments
. This standard requires that credit losses be reported using an expected losses model rather than the incurred losses model that is currently used, and it establishes additional disclosure requirements related to credit risks. For available-for-sale
debt securities with expected credit losses, this standard now requires allowances to be recorded instead of reducing the amortized cost of the investment. The Company adopted this new standard effective January 1, 2023, and there was no impact to the condensed consolidated financial statements as a result of the adoption of this guidance.
3. Fair Value Measurements
The Company measures the fair value of money market funds based on quoted prices in active markets for identical securities. Investments also include commercial paper and government securities which are valued either based on recent trades of securities in inactive markets or based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data. The carrying amounts reflected in the condensed consolidated balance sheets for cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values, due to their short-term nature.

Assets measured at fair value on a recurring basis as of June 30, 2023 were as follows (in thousands):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds, included in cash and cash equivalents	$51,829	$51,829	$—	$—
Short-term investments:
Commercial paper	999	—	999	—

Total	$52,828	$51,829	$999	$—

Assets measured at fair value on a recurring basis as of December 31, 2022 were as follows (in thousands):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds, included in cash and cash equivalents	$14,904	$14,904	$—	$—
Short-term investments:
Commercial paper	14,935	—	14,935	—
Government securities	3,980	—	3,980	—

Total	$33,819	$14,904	$18,915	$—

There were no liabilities measured at fair value on a recurring basis as of June 30, 2023 or December 31, 2022.
There were no changes in valuation techniques, nor were there any transfers among the fair value hierarchy levels during the six months ended June 30, 2023 or during the year ended December 31, 2022.
4. Investments
Short-term investments as of June 30, 2023 were comprised as follows (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Commercial paper	$999	$—	$—	$999

Total	$999	$—	$—	$999

Short-term investments as of December 31, 2022 were comprised as follows (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Commercial paper	$14,935	$—	$—	$14,935
Government securities	3,985	—	(5)	3,980

Total	$18,920	$—	$(5)	$18,915

As of June 30, 2023, the Company held no securities that were in an unrealized loss position. As of December 31, 2022, the aggregate fair value of securities that were in an unrealized loss position for less than twelve months was $4.0 million. The Company did not record any charges for credit-related impairments during the six months ended June 30, 2023.

5. Restricted Cash
As of both June 30, 2023 and December 31, 2022, the Company maintained current restricted cash of $0.6 million and non-current
restricted cash of $4.5 million. Such current amounts are included within “Prepaid expenses and other current assets” and such non-current
amounts are included within “Other
non-current
assets” in the condensed consolidated balance sheets. All restricted cash amounts are comprised solely of letters of credit required pursuant to the Company’s facility leases.
The following table provides a reconciliation of cash, cash equivalents and restricted cash as of June 30, 2023 and 2022 that sums to the total of the same amounts shown in the condensed consolidated statements of cash flows (in thousands):

	June 30,
	2023	2022
Cash and cash equivalents	$59,330	$55,149
Restricted cash	5,173	5,294

Cash, cash equivalents and restricted cash	$64,503	$60,443

6. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities as of June 30, 2023 and December 31, 2022 were comprised as follows (in thousands):

	June 30, 2023	December 31, 2022
Annual bonus	$1,572	$2,198
Other employee compensation and benefits	201	426
External research and development services	961	274
Other operating expenses	273	277

Total accrued expenses and other current liabilities	$3,007	$3,175

7. Common Stock
As of June 30, 2023, the Company was authorized to issue 117,138,030 shares of common stock. Holders of common stock are entitled to one vote per share. In addition, holders of common stock are entitled to receive dividends, if and when declared by the Company’s Board of Directors. As of June 30, 2023, no dividends had been declared.

As of June 30, 2023 and December 31, 2022, the Company had reserved for future issuance the following number of shares of common stock (in thousands):

	June 30, 2023	December 31, 2022
Conversion of outstanding Series Seed Preferred Stock	13,781	13,781
Conversion of outstanding Series A Preferred Stock	40,848	40,848
Conversion of outstanding Series B-1 Preferred Stock	22,222	22,222
Conversion of outstanding Series B-2 Preferred Stock	20,863	4,496
Future issuances of Series B-2 Preferred Stock	—	16,367
Vesting of restricted common stock	17	58
Exercises of outstanding stock options	12,909	9,280
Exercise of outstanding warrant	162	162
Future issuances under 2019 Stock Incentive Plan	688	3,218

Total reserved for future issuance	111,490	110,432

8. Preferred Stock
Series Seed Preferred Stock
In May 2019, the Company entered into a Series Seed Stock Purchase Agreement (the “Series Seed 1 and 2 Agreement”). Under this Series Seed 1 and 2 Agreement, the Company sold an aggregate of 4,000,000 shares of Series Seed Preferred Stock at a price of $1.00 per share. In addition, the Company was previously party to a Simple Agreement for Future Equity (the “SAFE”) with Atlas Venture Fund XI, L.P. (“Atlas”) whereby the Company received $2.0 million in exchange for granting Atlas the right to participate in a future equity financing. In conjunction with the execution of the Series Seed 1 and 2 Agreement, the SAFE converted into 2,000,000 additional shares of Series Seed Preferred Stock. Subsequently, the Company entered into a Series Seed 3 Preferred Stock Purchase Agreement (the “Series Seed 3 Agreement”) in August 2019 under which it sold 7,780,769 additional shares of Series Seed Preferred Stock at a price of $1.30 per share.
Under the Series Seed 1 and 2 Agreement and the Series Seed 3 Agreement, the Company received aggregate net cash proceeds of $13.9 million, after deducting offering expenses paid by the Company.
The Company assessed the terms and features of the Series Seed Preferred Stock and concluded that it should be classified outside of permanent equity in the condensed consolidated balance sheets, as the Series Seed Preferred Stock is contingently redeemable upon the occurrence of a deemed liquidation event that is outside of the Company’s control. Accordingly, the Company has classified the Series Seed Preferred Stock within temporary equity in the condensed consolidated balance sheets. As of June 30, 2023, the Series Seed Preferred Stock is not being accreted to redemption as a deemed liquidation event is not considered to be probable. Further information on the rights, preferences and privileges of the Series Seed Preferred Stock is outlined below.
Series A Preferred Stock
In June 2020, the Company entered into the Series A Preferred Stock Purchase Agreement (the “Series A Agreement”). Under the Series A Agreement, the Company sold 18,191,965 shares at an initial closing in June 2020 and 2,232,143 shares at an additional closing in July 2020, both at a price of $2.24 per share. The Company received aggregate net cash proceeds of $45.5 million from these sales, after deducting offering expenses paid by the Company.

The Series A Agreement also included a right (the “Series A Tranche Right”) whereby investors would be obligated to purchase, and the Company obligated to sell, an additional 20,424,108 shares of Series A Preferred Stock at $2.24 per share upon the achievement of certain research and development milestones prior to December 31, 2021 (the “Series A Milestone Closing”). Investors could also elect to waive the conditions of the Series A Milestone Closing and purchase their allotment of additional shares at any time prior to the Series A Milestone Closing.
The Company assessed the terms and features of the Series A Preferred Stock and concluded that it should be classified outside of permanent equity in the condensed consolidated balance sheets, as the Series A Preferred Stock is contingently redeemable upon the occurrence of a deemed liquidation event that is outside of the Company’s control. Accordingly, the Company has classified the Series A Preferred Stock within temporary equity in the condensed consolidated balance sheets. As of June 30, 2023, the Series A Preferred Stock is not being accreted to redemption as a deemed liquidation event is not considered to be probable. Further information on the rights, preferences and privileges of the Series A Preferred Stock is outlined below.
The Company also assessed the Series A Tranche Right and concluded that it met the definition of a freestanding financial instrument as it was both legally detachable and separately exercisable from the Series A Preferred Stock. In accordance with ASC Topic 480,
Distinguishing Liabilities from Equity
, the Series A Tranche Right was initially classified as a liability in the consolidated balance sheet since the underlying Series A Preferred Stock is contingently redeemable upon the occurrence of a deemed liquidation event that is outside of the Company’s control.
The Company first allocated the Series A Preferred Stock proceeds to the Series A Tranche Right based upon its fair value at the date of issuance, and the remaining proceeds were allocated to the Series A Preferred Stock. The fair value of the Series A Tranche Right on the date of issuance was determined to be $11.1 million. As the Series A Tranche Right was classified as a liability, it was subsequently re-measured
at fair value at each reporting period.
In July 2021, the holders of the Series A Preferred Stock elected to waive the conditions of the Series A Milestone Closing and exercise the Series A Tranche Right. Accordingly, the holders purchased 20,424,108 additional shares of Series A Preferred Stock at a price of $2.24 per share. The Company received aggregate net cash proceeds of $45.7 million from this sale, after deducting offering expenses paid by the Company. The Company recognized a $13.5 million gain from the settlement of the Series A Tranche Right and subsequently extinguished the preferred stock tranche asset in conjunction with the issuance of the related Series A Preferred Stock.
Series B Preferred Stock
In November 2021, the Company entered into the Series B Preferred Stock Purchase Agreement (the “Series B Agreement”). Under the Series B Agreement, the Company initially sold 17,289,273 shares of Series
B-1
Preferred Stock at a price of $2.61 per share. The Series B Agreement also contemplated the issuance of
Series B-2
Preferred Stock, as outlined further below. The Series
B-1
Preferred Stock and the Series
B-2
Preferred Stock are collectively referred to as the “Series B Preferred Stock” unless specifically noted.
The Series B Agreement also included a right (the “Series B Tranche Right”) whereby investors would be obligated to purchase, and the Company obligated to sell, 16,232,013 shares of Series
B-2
Preferred Stock at $2.78 per share upon the achievement of a certain research and development milestone (the “Series B Milestone Closing”). Investors could also elect to waive the conditions of the Series B Milestone Closing and purchase their allotment of Series
B-2
Preferred Stock at any time prior to the Series B Milestone Closing.
In December 2021, the Company subsequently amended the Series B Agreement (the “Series B Agreement Amendment”) to include two additional investors. Under the Series B Agreement Amendment, the Company

sold an additional 4,932,950 shares of Series

Preferred Stock at a price of $2.61 per share. Additionally, one investor elected to waive the conditions of the Series B Milestone Closing and purchase 4,496,403 shares of Series
B-2
Preferred Stock at a price of $2.78 per share. The other investor included in the Series B Agreement Amendment maintained the Series B Tranche Right to purchase 134,892 shares of Series
B-2
Preferred Stock.
In total during November and December 2021, the Company received aggregate net cash proceeds of $57.7 million from the sale of Series
B-1
Preferred Stock and $12.5 million from the sale of Series
B-2
Preferred Stock, after deducting offering expenses paid by the Company.
The Company also assessed the Series B Tranche Right and concluded that, while separately exercisable, it was not legally detachable from the Series B Preferred Stock. Accordingly, the Company concluded that the Series B Tranche Right did not meet the definition of a freestanding financial instrument and was instead an embedded feature of the Series B Preferred Stock.
In March 2023, the holders of the Series B Preferred Stock elected to waive the conditions of the Series B Milestone Closing and exercise the Series B Tranche Right. Accordingly, the holders purchased 16,366,905 shares of Series
B-2
Preferred Stock at a price of $2.78 per share. The Company received aggregate net cash proceeds of $45.5 million from this sale, after deducting offering expenses paid by the Company.
The Company assessed the terms and features of the Series B Preferred Stock and concluded that it should be classified outside of permanent equity in the condensed consolidated balance sheets, as the Series B Preferred Stock is contingently redeemable upon the occurrence of a deemed liquidation event that is outside of the Company’s control. Accordingly, the Company has classified the Series B Preferred Stock within temporary equity in the condensed consolidated balance sheets. As of June 30, 2023, the Series B Preferred Stock is not being accreted to redemption as a deemed liquidation event is not considered to be probable. Further information on the rights, preferences and privileges of the Series B Preferred Stock is outlined below.
Rights, Preferences and Privileges of Preferred Stock
The rights, preferences and privileges of the Series Seed Preferred Stock, the Series A Preferred Stock, the
Series B-1
Preferred Stock and the Series
B-2
Preferred Stock are as follows. In the discussion below, the Series Seed Preferred Stock and the Series A Preferred Stock, Series
B-1
Preferred Stock and the Series
B-2
Preferred Stock are collectively referred to as the “Preferred Stock” unless specifically noted.
Conversion
Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable
shares of common stock as is determined by dividing the original issuance price by the conversion price in effect at the time of conversion. The original conversion price of the Series Seed 1 Preferred Stock and Series Seed 2 Preferred Stock is $1.00, the original conversion price of the Series Seed 3 Preferred Stock is $1.30, the original conversion price of the Series A Preferred Stock is $2.24, the original conversion price of the Series
B-1
Preferred Stock is $2.61 and the original conversion price of the Series
B-2
Preferred Stock is $2.78. Shares of preferred stock are subject to adjustments to reflect the issuance of common stock, options, warrants, or other rights to subscribe for or to purchase common stock for a consideration per share, less than the conversion price then in effect and subsequent stock dividends, stock splits, combinations, or recapitalizations.
The Preferred Stock is subject to mandatory conversion upon the closing of a sale of common stock to the public at a price of at least $5.56 per share (subject to appropriate adjustment in the event of a stock dividend, stock split, combination or other similar recapitalization) in a firm-commitment underwritten public offering resulting in at least $75.0 million of gross proceeds to the Company. The Preferred Stock is also subject to mandatory conversion upon the vote or written consent of the holders of at least 66% of the then-outstanding shares of Preferred Stock, voting as a single class on an as-converted
to common stock basis.

Dividends
The holders of Preferred Stock, in preference to common stockholders, are entitled to receive, when, as and if declared by the Company’s Board of Directors, dividends at a rate of 8% annually. Dividends on Preferred Stock are non-cumulative
and are payable only when and if declared by the Company’s Board of Directors. The holders of Preferred Stock are entitled to participate in dividends on common stock on an as-converted
basis when and if declared by the Company’s Board of Directors. Since the Company’s inception, no dividends have been declared.
Liquidation Preference
In the event of any voluntary or involuntary liquidation, dissolution, winding up or deemed liquidation event of the Company, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock, an amount equal to the original issue price per share plus any dividends declared but unpaid thereon. For clarity, the original issue price of the Series Seed 1 Preferred Stock and Series Seed 2 Preferred Stock was $1.00 per share, the original issue price of the Series Seed 3 Preferred Stock was $1.30 per share, the original issue price of the Series A Preferred Stock was $2.24 per share, the original issue price of the Series
B-1
Preferred Stock was $2.61 per share and the original issue price of the Series
B-2
Preferred Stock was $2.78 per share.
If upon any voluntary or involuntary liquidation, dissolution, winding up or deemed liquidation event of the Company, the assets of the Company available for distribution are insufficient to pay the holders of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
Redemption
The Preferred Stock is contingently redeemable upon the occurrence of a deemed liquidation event, which includes a merger or a sale of substantially all of the assets of the Company. As of June 30, 2023, a deemed liquidation event is not considered to be probable.
Voting Rights
The holders of Preferred Stock are entitled to vote based on the number of common shares that their preferred shares convert into on as-converted
basis at the time of such vote. Except in specific circumstances, holders of Preferred Stock shall vote as a single class with the common stockholders.
The holders of record of the shares of the Series Seed Preferred Stock, voting exclusively and as a separate class on an as-converted
to common stock basis, are entitled to elect two members to the Company’s Board of Directors. The holders of record of the shares of the Series A Preferred Stock, voting exclusively and as a separate class on an as-converted
to common stock basis, are entitled to elect two members to the Company’s Board of Directors. The holders of record of the shares of the Series B Preferred Stock, voting exclusively and as a separate class on an as-converted
to common stock basis, are entitled to elect two members to the Company’s Board of Directors.
9. Stock-based Compensation
2019 Stock Incentive Plan
In January 2019, the Company’s Board of Directors adopted the 2019 Stock Incentive Plan (the “2019 Plan”). The 2019 Plan provides for the grant of stock options, stock awards and restricted stock units to employees, members of the Company’s Board of Directors and non-employee
consultants and advisors. The 2019 Plan

initially provided for the issuance of up to 2,219,565 shares of common stock. The 2019 Plan was subsequently amended in May 2019, June 2020, October 2020, April 2021, November 2021 and March 2023 to modify the number of shares of common stock issuable under the 2019 Plan. Subsequent to the March 2023 amendment to the 2019 Plan, the Company can now issue up to 15,048,960 shares of common stock under the 2019 Plan. As of June 30, 2023, there were 688,376 shares available for future issuance under the 2019 Plan.
Stock-based Compensation Expense
Total stock-based compensation expense recognized in the condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2023 and 2022 was as follows (in thousands):

	Six Months Ended June 30,
	2023	2022
Research and development	$246	$144
General and administrative	504	474

Total stock-based compensation expense	$750	$618

Restricted Common Stock Activity
Prior to the adoption of the 2019 Plan, the Company issued shares of restricted common stock to its founders as well as to certain employees. The restrictions on the common stock generally lapse over two to four years. In the event that a recipient ceases to provide service to the Company, the Company has the right to repurchase any unvested shares of restricted common stock at their original purchase price. As a result of this repurchase right, the Company recorded the issuance of such restricted common stock as a liability in the condensed consolidated balance sheets. Amounts are reclassified to common stock at par and additional paid-in
capital as the restricted common stock vests and restrictions lapse.
The following table summarizes restricted common stock activity during the six months ended June 30, 2023 (in thousands, except per share amounts):

	Shares	Weighted-Average Grant Date Fair Value per Share
Unvested as of December 31, 2022	58	$0.03
Granted	—	$—
Vested	(41)	$0.01
Repurchased	—	$—

Unvested as of June 30, 2023	17	$0.04

The aggregate fair value of restricted common stock that vested during the six months ended June 30, 2023, based upon the fair value of the underlying restricted common stock on the day of vesting, was less than $0.1 million, and for the six months ended June 30, 2022 was $0.3 million.
Stock Option Activity
The fair value of stock options granted during the six months ended June 30, 2023 and 2022 was calculated on the date of grant using the following weighted-average assumptions:

	Six Months Ended June 30,
	2023	2022
Risk-free interest rate	3.6%	1.9%
Expected dividend yield	—%	—%
Expected term (in years)	6.0	6.1
Expected volatility	69.5%	73.4%

Using the Black-Scholes option pricing model, the weighted-average grant date fair value of stock options granted during the six months ended June 30, 2023 and 2022 was $0.69 and $0.74 per share, respectively.
The following table summarizes changes in stock option activity during the six months ended June 30, 2023 (in thousands, except per share amounts):

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2022	9,280	$0.74	8.0	$2,953
Granted	4,050	$1.06
Exercised	(194)	$0.68
Cancelled	(227)	$1.03

Outstanding as of June 30, 2023	12,909	$0.84	8.2	$3,308

Exercisable at June 30, 2023	5,309	$0.66	7.1	$2,303
The aggregate intrinsic value of stock options exercised during the six months ended June 30, 2023 and 2022 was less than $0.1 million and $0.1 million, respectively.
As of June 30, 2023, there was unrecognized stock-based compensation expense related to unvested stock options of $4.4 million, which the Company expects to recognize over a weighted-average period of approximately 2.9 years.
10. Genevant Agreement
In March 2023, the Company entered into a collaboration and license agreement (the “Genevant Agreement”) with Genevant Sciences GmbH (“Genevant”). Key financial terms under the Genevant Agreement are as follows:

•
The Company made a $2.5 million payment to Genevant in March 2023 upon execution of the Genevant Agreement and recorded the payment within research and development expense in the condensed consolidated statement of operations for the six months ended June 30, 2023.

•	The Company will reimburse Genevant for certain out-of-pocket and full-time equivalent costs incurred as a result of research and development activities performed under the Genevant Agreement.

•
Genevant is entitled to receive payments from the Company upon the achievement of certain milestones, including potential clinical milestone payments of up to $13.5 million, potential regulatory and development milestone payments of up to $27.0 million, and potential commercial milestone payments up to an aggregate total of $57.0 million.

•	Genevant is eligible to receive royalties at percentage rates in the mid-single-digits, based on future annual net sales of licensed products within the scope of the Genevant Agreement.
11. Leases
The Company’s building leases consist of office and laboratory space under non-cancelable
leases that have remaining terms from approximately 6 months to 11 years.
The Company is party to an operating lease at One Kendall Square, Cambridge, Massachusetts and occupies 22,561 square feet of laboratory and office space (the “OKS Facility”) which expires on December 31, 2023, and an operating sublease agreement at Cummings Park in Woburn, Massachusetts and occupies 18,148 square feet of laboratory and office space (the “Cummings Park Sublease”) which expires on July 31, 2024.

The Company is party to an operating lease for 50,453 square feet of office and laboratory space at 60 First Street, Cambridge, Massachusetts (the “60 First Street Lease”). In May 2023, the Company obtained control over the space and the Company recognized the operating lease right-of-use
asset and the operating lease liability of $26.8 million on the commencement day of the lease. The total rental payments over the 11 year lease are expected to be $62.1 million, including rent credits and other lease incentives per the terms of the lease. Specifically, the 60 First Street Lease provides the Company with a tenant improvement allowance of $13.1 million. The Company did not utilize any portion of the $13.1 million tenant improvement allowance as of June 30, 2023. The Company has an option to extend the lease for an additional period of five years with the rent during the option period being the then fair market rent.
Future minimum lease payments for all leases, net of $13.1 million expected to be received and intended to be used related to the tenant improvement allowance and rent credits associated with the 60 First Street Lease, as of June 30, 2023 were as follows (in thousands):

As of June 30, 2023
Remaining of 2023	$(836)
2024	(8,956)
2025	6,247
2026	7,341
2027	7,557
Thereafter	52,498

Total Future Minimum Lease Payments	63,851
Less: Interest	(34,848)

Present Value of Operating Lease Liabilities	$29,003

As of June 30, 2023, the weighted average remaining lease term was 10.6 years and the weighted average incremental borrowing rate used to determine the operating lease liability was 11.1%.
The Company combines the lease and
non-lease
components of fixed costs in its lease arrangements as a single lease component. Variable costs, such as utilities and maintenance costs, are not included in the measurement of right-of-use
assets and lease liabilities, but rather are expensed when the event determining the amount of variable consideration to be paid occurs.
The following table summarizes the effect of lease costs in the Company’s condensed consolidated statement of operations and comprehensive loss of its operating leases (in thousands):

	Six Months Ended June 30,
	2023	2022
Operating lease costs	$2,261	$1,028
Variable Lease Costs	489	343

Total Lease Costs	$2,750	$1,371
12. Net Loss per Share
For purposes of the diluted net loss per share calculation, convertible preferred stock, outstanding stock options, outstanding warrants and unvested restricted common stock are considered to be potentially dilutive securities, however the following common stock equivalents were excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive (in thousands):

	June 30, 2023	December 31, 2022
Series Seed Preferred Stock	13,781	13,781
Series A Preferred Stock	40,848	40,848
Series B-1 Preferred Stock	22,222	22,222
Series B-2 Preferred Stock	20,863	4,496
Unvested restricted common stock	17	58
Outstanding stock options	12,909	9,280
Outstanding warrant	162	162

Total	110,802	90,847

13. Subsequent Events
The Company has completed an evaluation of all subsequent events after the unaudited condensed consolidated balance sheet date of June 30, 2023 through August 31, 2023, the date these condensed consolidated financial statements were issued, to ensure that these condensed consolidated financial statements include appropriate disclosure of events both recognized in the condensed consolidated financial statements as of June 30, 2023, and events which occurred subsequently but were not recognized in the condensed consolidated financial statements.
Non-recognizable
subsequent events through August 31, 2023 are summarized below.
Merger Agreement & Concurrent Financing
On July 14, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Frequency Therapeutics, Inc., a Delaware corporation (“Frequency”) and Frequency Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Frequency (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Korro Bio, Inc., with Korro Bio, Inc. surviving the Merger as a wholly owned subsidiary of Frequency (the “merger”). In contemplation of the proposed merger, the Company also entered into a subscription agreement with certain parties to purchase shares of the Company’s common stock for an aggregate purchase price of approximately $117.3 million (the
“pre-closing
financing”).
Subject to the terms and conditions of the Merger Agreement, immediately prior to the effective time of the merger (“Effective Time”), each then outstanding share of the Company’s common stock (including common stock issued upon the conversion of the Company’s preferred stock but excluding the common stock issued in the pre-closing
financing) will be converted into the right to receive a number of shares of Frequency’s common stock calculated in accordance with the Merger Agreement.
The Company’s
pre-closing
financing is contingent on and will occur prior to the closing of the merger, subject to customary closing conditions. Shares of the Company’s common stock issued pursuant to the pre-closing financing
will be converted into the right to receive a number of shares of Frequency common stock calculated in accordance with Merger Agreement at the Effective Time of the merger.
The merger and the
pre-closing
financing are expected to close in the fourth quarter of 2023. The merger is subject to approval by the stockholders of the Company and Frequency as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction. If Frequency is unable to satisfy certain closing conditions or if other mutual closing conditions are not satisfied, the Company will not be obligated to complete the merger. The Merger Agreement contains certain termination rights of the Company and Frequency. The merger is expected to be treated as a reverse recapitalization in accordance with U.S. GAAP.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among:

FREQUENCY THERAPEUTICS, INC.;

FREQUENCY MERGER SUB, INC.;

and

KORRO BIO, INC.

Dated as of JULY 14, 2023

A-ii

A-iii

A-iv

EXHIBITS

Exhibit A	Form of Frequency Stockholder Support Agreement

Exhibit B	Form of Korro Stockholder Support Agreement

Exhibit C	Form of Frequency Lock-Up Agreement

Exhibit D	Form of Korro Lock-Up Agreement

Exhibit E	Form of Korro Stockholder Written Consent

Exhibit F	CVR Agreement

A-v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 14, 2023, by and among FREQUENCY THERAPEUTICS, INC., a Delaware corporation (“Frequency”), FREQUENCY MERGER SUB INC., a Delaware corporation and wholly owned subsidiary of Frequency (“Merger Sub”), and KORRO BIO, INC., a Delaware corporation (“Korro”). Certain capitalized terms used in this Agreement are defined in Section 1.1.

RECITALS

A. Frequency and Korro intend to effect a merger of Merger Sub with and into Korro (the “Merger”) in accordance with this Agreement and Delaware Law. Upon consummation of the Merger, Merger Sub will cease to exist and Korro will become a wholly owned subsidiary of Frequency.

B. The board of directors of Frequency (the “Frequency Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Frequency and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Frequency Capital Stock to the stockholders of Korro pursuant to the terms of this Agreement, (iii) determined that the Charter Amendment Proposals are advisable and in the best interests of Frequency and its stockholders, (iv) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Frequency vote to (a) approve this Agreement and thereby approve the Contemplated Transactions and (b) authorize the issuance of the Frequency Capital Stock in accordance with Nasdaq Listing Rule 5635 (the “Nasdaq Issuance Proposal”) and (v) agreed to determine to recommend, upon the terms and subject to the conditions set forth in this Agreement, as promptly as practicable after the forms thereof are mutually agreed to by Frequency and Korro, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Frequency vote to (a) authorize sufficient Frequency Common Stock for the issuance of Frequency Capital Stock to the stockholders of Korro pursuant to the terms of this Agreement (the “Authorized Share Increase Proposal”), and (b) approve an amendment to Frequency’s certificate of incorporation to effect the Nasdaq Reverse Split (the “Reverse Stock Split Proposal” and, together with the Authorized Share Increase Proposal, the “Charter Amendment Proposals”).

C. The board of directors of Merger Sub (the “Merger Sub Board”) has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

D. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Korro’s willingness to enter into this Agreement, the stockholders, officers and directors of Frequency set forth on Section A of the Frequency Disclosure Schedule (solely in their capacity as stockholders of Frequency) are executing support agreements in favor of Korro in substantially the form attached hereto as Exhibit A (the “Frequency Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Frequency Capital Stock in favor of this Agreement, the Nasdaq Issuance Proposal and the Charter Amendment Proposals.

E. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Frequency’s willingness to enter into this Agreement, the officers, directors and stockholders (together with their Affiliates) of Korro set forth on Section A of the Korro Disclosure Schedule (solely in their capacity as stockholders of Korro) are executing support agreements in favor of Frequency in substantially the form attached hereto as Exhibit B (the “Korro Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Korro Capital Stock in favor of this Agreement.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Korro’s willingness to enter into this Agreement, the officers and directors of Frequency set forth on Section B of the Frequency Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Frequency Lock-Up Agreements”).

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Frequency’s willingness to enter into this Agreement, the officers, directors and stockholders of Korro set forth on Section B of the Korro Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit D (collectively, the “Korro Lock-Up Agreements”).

H. It is expected that promptly after the Registration Statement is declared effective under the Securities Act, the stockholders of Korro sufficient to adopt and approve this Agreement and the Merger as required under Delaware Law and Korro’s Organizational Documents will execute and deliver an action by written consent in order to obtain the Required Korro Stockholder Vote in substantially the form attached hereto as Exhibit E (each, a “Korro Stockholder Written Consent” and collectively, the “Korro Stockholder Written Consents”).

I. Concurrently with the execution and delivery of this Agreement, certain investors have executed a Subscription Agreement by and among Korro and the Persons named therein (representing an aggregate commitment no less than the Concurrent Investment Amount), pursuant to which such Persons will have agreed to purchase the number of shares of Korro Common Stock set forth therein immediately prior to the Effective Time in connection with the Concurrent Financing (the “Subscription Agreement”).

J. Each of the parties hereto intends that, for United States federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations, with respect to which each of Frequency, Merger Sub, and Korro are a “party to a reorganization” under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) (the “Intended Tax Treatment”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATIVE PROVISIONS

1.1 Definitions.

(i) For purposes of the Agreement (including this Section 1.1):

“2023 Equity Incentive Plan” shall mean an equity incentive plan of Frequency in form and substance as agreed to by Frequency and Korro (such agreement not to be unreasonably withheld, conditioned or delayed by either Party), reserving for issuance a number of shares of Frequency Common Stock to be mutually agreed upon by Korro and Frequency (such agreement not to be unreasonably withheld, conditioned or delayed by either Party).

“2023 ESPP” shall mean an “employee stock purchase plan” of Frequency in form and substance as agreed to by Frequency and Korro (such agreement not to be unreasonably withheld, conditioned or delayed by either Party), reserving for issuance a number of shares of Frequency Common Stock to be mutually agreed upon by Korro and Frequency (such agreement not to be unreasonably withheld, conditioned or delayed by either Party).

“2023 Plans” shall mean both the 2023 ESPP and the 2023 Equity Incentive Plan.

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Korro, on the one hand, or Frequency, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal, other than, as applicable, with respect to the MS Asset Disposition and the Concurrent Financing.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Korro or any of its Affiliates, on the one hand, or by or on behalf of Frequency or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party, other than, as applicable, with respect to the MS Asset Disposition and the Concurrent Financing.

“Acquisition Transaction” means any transaction or series of related transactions (other than, as applicable, the MS Asset Disposition and the Concurrent Financing) involving:

(i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (A) in which a Party is a constituent entity, (B) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (C) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Cash and Cash Equivalents” means all (i) cash and cash equivalents and (ii) marketable securities, in each case determined in accordance with GAAP.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Combined Corporation” means, collectively, Frequency and each of its Subsidiaries immediately following the Effective Time.

“Concurrent Financing” means an acquisition of shares of Korro Common Stock to be consummated immediately prior to the Effective Time pursuant to the Subscription Agreement with aggregate gross cash proceeds of at least the Concurrent Investment Amount.

“Concurrent Financing Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Concurrent Financing Proceeds by (B) the Aggregate Valuation.

“Concurrent Financing Merger Shares” means, subject to Section 2.4(f), the product determined by multiplying (i) the Post-Closing Frequency Shares by (ii) the Concurrent Financing Allocation Percentage.

“Concurrent Financing Proceeds” means the proceeds resulting from the Concurrent Financing.

“Concurrent Investment Amount” means $100,000,000.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of March 20, 2023, by and between Korro and Frequency.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by the Agreement, including the CVR Agreement (if applicable), the Concurrent Financing and the Charter Amendment Proposals.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Delaware Law Amendment Approval” means the final Governmental Authorization (including signing by the Delaware Governor into law) of the amendments to the voting requirements under § 242 of Title 8 of Delaware Law contemplated by An Act to Amend Title 8 of the Delaware Code Relating to the General Corporation Law, S. 114, Gen. Assem. (2023).

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (i) each “employee benefit plan” within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (ii) any other plan, program, policy, agreement or arrangement providing for stock options, stock purchases, restricted stock, restricted stock units, phantom equity, other equity or equity-based incentives, bonuses, commissions, severance, retention, deferred compensation, change in control, transaction, vacation, retirement, pension, profit-sharing, post-retirement health and welfare, fringe, life insurance, perquisites, health, medical, dental, vision, welfare, employee assistance or similar benefits; and (iii) all other plans, programs, policies, agreements or arrangements (whether written or unwritten) providing compensation or benefits to any employee, officer, director, individual independent contractor and other non-employee service provider.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity, part of the same “controlled group” as such Entity or under common control with such Entity under Sections 414(b),(c),(m) or (o) of the Code, as applicable.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Frequency Associate” means any current or former employee, officer, director, consultant, independent contractor or other non-employee service provider of Frequency or any of its Subsidiaries.

“Frequency Balance Sheet” means the audited balance sheet of Frequency for the years ended December 31, 2021 and December 31, 2022.

“Frequency Capital Stock” means the Frequency Common Stock and the Frequency Preferred Stock.

“Frequency Capitalization Representations” means the representations and warranties of Frequency and Merger Sub set forth in Sections 4.6(a) and 4.6(d).

“Frequency Contract” means any Contract: (i) to which Frequency is a party, (ii) by which Frequency or any Frequency IP Rights or any other asset of Frequency is or may become bound or under which Frequency has, or may become subject to, any obligation or (iii) under which Frequency has or may acquire any right or interest.

“Frequency Covered Person” means, with respect to Frequency as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Frequency Employee Plan” means any Employee Plan (other than the 2023 Plans) that Frequency or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability with respect to, or (v) utilizes to provide benefits to or otherwise cover any Frequency Associate (or their spouses, dependents, or beneficiaries).

“Frequency ESPP” means the Frequency 2019 Employee Stock Purchase Plan, as amended from time to time.

“Frequency Fundamental Representations” means the representations and warranties of Frequency and Merger Sub set forth in Sections 4.1(a), 4.1(b), 4.2, 4.3, 4.4 and 4.21.

“Frequency IP Rights” means all Intellectual Property owned, licensed or controlled by Frequency that is necessary for, or used or held for use in, the operation of the business of Frequency as presently conducted.

“Frequency IP Rights Agreement” means any Contract governing, related or pertaining to any Frequency IP Rights.

“Frequency Lease Agreement” means that certain Lease Agreement, dated January 7, 2020, by and between Frequency and HCP/King 75 Hayden LLC, as may be amended or supplemented from time to time.

“Frequency Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Frequency Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Frequency or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been a Frequency Material Adverse Effect: (i) the announcement of the Agreement, the pendency or the consummation of the Contemplated Transactions, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom or with respect thereto, (ii) the taking of any action, or the failure to take any action, by Frequency that is expressly required under the terms of the Agreement, (iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in GAAP or applicable Law or the interpretation thereof, (v) general economic, financial and capital markets, political conditions or conditions generally affecting the industries in which Frequency and its Subsidiaries operate, or (vi) any failure of Frequency to meet any projections, business plans or forecasts (provided that, this clause (vi) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in a Frequency Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Frequency Material Adverse Effect)); except in each case with respect to clauses (iii), (iv) and (v), to the extent disproportionately affecting Frequency and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Frequency and its Subsidiaries operate.

“Frequency Net Cash” means without duplication, (i) Frequency’s Cash and Cash Equivalents (including any MS Asset Proceeds received, or to be received, by Frequency or any of its Subsidiaries prior to or on the Closing Date pursuant to the MS Asset Disposition), minus (ii) fees and expenses of Frequency incurred in connection with the Contemplated Transactions, including for the avoidance of doubt, Transaction Expenses of Frequency to the extent unpaid as of the Closing, minus (iii) unpaid indebtedness for borrowed money of Frequency and its Subsidiaries, minus (iv) any and all Liabilities of Frequency (A) to any Frequency Associate for change in control or transaction bonuses, retention bonuses, severance or similar compensatory payments or benefits that are due and payable as a result of the completion of the Contemplated Transactions, together with any other event (including the employer portion of any payroll Taxes payable with respect thereto), (B) with respect to the unfunded or underfunded portion of any defined benefit pension plan, accrued employer contributions to a defined contribution pension plan, post-retirement health and welfare benefit plan, and supplemental executive retirement plan, and (C) accrued but unpaid bonuses, severance and vacation or paid time off (including the employer portion of any payroll Taxes payable with respect thereto), plus (v) all prepaid expenses set forth on Section 1.1(a) of the Frequency Disclosure Schedule, plus (vi) expenses paid, or Liabilities incurred, prior to Closing, that are approved in writing by Korro to be covered by Frequency’s D&O insurance in excess of the deductible and within overall policy limits, plus (vii) deposits set forth on Section 1.1(a) of the Frequency Disclosure Schedule, minus (viii) the sum of Frequency’s consolidated short-term and long-term contractual obligations accrued at the Closing Date (but excluding deferred revenue and any accruals otherwise accounted for in Frequency Net Cash), minus (ix) all costs and expenses relating to the winding down of Frequency’s or any of its Subsidiaries prior research and development activities, including any such accounts payable or accrued expenses associated with the termination of any contractual arrangement of Frequency contemplated hereby, minus (x) any pre-payment, termination “end-of-term” or similar fee or charge payable to any lender in connection with the repayment of indebtedness by Frequency at or prior to the Effective Time, minus (xi) any accounts payable and accrued expenses (other than accrued expenses which are Transaction Expenses and excluding any accruals otherwise accounted for in Frequency Net Cash), minus (xii) all payables or obligations, whether absolute, contingent or otherwise, related to the Frequency Lease Agreement (net of any rights of Frequency to receive payments relating to the property subject to the Frequency Lease Agreement), minus (xiii) the employer portion of any payroll Taxes payable as a result of the vesting and settlement of each outstanding and unvested Frequency Restricted Stock Unit pursuant to Section 5.13) and minus (xiv) all costs, fees and expenses relating to the legal matter(s) set forth on Section 1.1(a) of the Frequency Disclosure Schedule and any settlement(s) related thereto. For avoidance of doubt, the Cash and Cash Equivalents received in the Concurrent Financing will be excluded from the calculation of Frequency Net Cash. Each component of Frequency Net Cash, to the extent applicable, shall be determined (a) in a manner consistent with Annex A, (b) to the extent not inconsistent with clause (a) above, the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Frequency SEC Documents and the Frequency Balance Sheet, and (c) to the extent not addressed in clauses (a) or (b) above, GAAP.

“Frequency Options” means options to purchase shares of Frequency Common Stock granted by Frequency pursuant to the Frequency 2014 Stock Incentive Plan, as amended from time to time or the Frequency 2019 Incentive Award Plan, as amended from time to time, but excluding the Frequency ESPP.

“Frequency Registered IP” means all Frequency IP Rights that are owned or exclusively licensed by Frequency that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Frequency Restricted Stock Units” means a restricted stock unit award covering shares of Frequency Common Stock that is subject to vesting conditions based on continued employment or service or subject to performance-based vesting conditions (or a combination of both) granted under the Frequency 2019 Incentive Award Plan, as amended from time to time.

“Frequency Triggering Event” shall be deemed to have occurred if: (i) Frequency shall have failed to include in the Proxy Statement the Frequency Board Recommendation, (ii) the Frequency Board or any committee thereof shall have made a Frequency Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal (other than with Korro) or (iii) Frequency shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).

“Frequency Underwater Options” means Frequency Options with an exercise price equal to or greater than $1.00 per share (as adjusted for any stock splits or reverse stock splits after the date hereof).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign, supra-national or other government, (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (iv) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (i) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (ii) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means any and all intellectual property and similar proprietary rights throughout the world, including any and all state, United States, international and/or foreign or other territorial or regional rights in, arising out of or associated with any of the following: (i) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisional, continuations, continuations-in-part, reissues, renewals, extensions, supplementary protection certificates, reexaminations, term extensions, confirmations, certificates of invention and the equivalents of any of the foregoing, and statutory invention registrations (collectively, “Patents”), (ii) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs or other names and locators associated with the internet, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith and symbolized thereby, (iii) works of authorship (whether or not copyrightable) and all copyrights, copyrightable works, derivative works, including registrations and applications for registration thereof, and all renewals, extensions, restorations or reversions of the foregoing, including all rights of authorship, use, publication, publicity, reproduction, distribution, income, performance and transformation, (iv) software, including all source code, object code, firmware, development tools files, records and data, all media on which any of the foregoing is recorded, and all related documentation, (v) all inventions, invention disclosures, improvements, formulae, customer lists, trade secrets, know-how (including recipes, specifications, formulae, manufacturing and other processes, operating procedures, methods, techniques and all research and development information), technology, technical data, databases, data collections, confidential information and other proprietary rights and intellectual property, whether patentable or not, and all documentation relating to any of the foregoing and (vi) all rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to any Person, (i) an executive officer of such Person; and (ii) any employee of such Person, that reports directly to the board of directors of such Person, or to an executive officer of such Person.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.

“Korro 2019 Plan” means the Korro 2019 Stock Incentive Plan, as amended from time to time.

“Korro Associate” means any current or former employee, consultant, officer, director, independent contractor or other non-employee service provider of Korro or any of its Subsidiaries.

“Korro Balance Sheet” means the audited balance sheets of Korro for the years ended December 31, 2021 and December 31, 2022.

“Korro Board” means the board of directors of Korro.

“Korro Capital Stock” means Korro Common Stock and Korro Preferred Stock.

“Korro Capitalization Representations” means the representations and warranties of Korro set forth in Sections 3.6(a) and 3.6(d).

“Korro Common Stock” means the common stock, $0.001 par value per share, of Korro.

“Korro Contract” means any Contract: (i) to which Korro or any of its Subsidiaries is a Party, (ii) by which Korro or any of its Subsidiaries is or may become bound or under which Korro or any of its Subsidiaries has, or may become subject to, any obligation or (iii) under which Korro or any of its Subsidiaries has or may acquire any right or interest.

“Korro Employee Plan” means any Employee Plan that Korro or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability with respect to, or (v) utilizes to provide benefits to or otherwise cover any Korro Associate (or their spouses, dependents, or beneficiaries).

“Korro Fundamental Representations” means the representations and warranties of Korro set forth in Sections 3.1(a), 3.1(b), 3.2, 3.3, 3.4 and 3.20.

“Korro IP Rights” means all Intellectual Property owned, licensed, or controlled by Korro or its Subsidiaries that is necessary for, or used or held for use in, the operation of the business of Korro and its Subsidiaries as presently conducted or proposed to be conducted.

“Korro IP Rights Agreement” means any Contract governing, related to or pertaining to any Korro IP Rights other than any confidential information provided under confidentiality agreements.

“Korro Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Korro Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Korro or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been a Korro Material Adverse Effect: (i) the announcement of the Agreement, the pendency or the consummation of the Contemplated Transactions, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom or with respect thereto, (ii) the taking of any action, or the failure to take any action, by Korro that is expressly required under the terms of the Agreement, (iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in GAAP or applicable Law or the interpretation thereof, (v) general economic, financial and capital markets, political conditions or conditions generally affecting the industries in which Korro and its Subsidiaries operate, (v) any failure of Korro to meet any projections, business plans or forecasts (provided that, this clause (vi) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in a Korro Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Korro Material Adverse Effect)); except in each case with respect to clauses (iii), (iv) and (v), to the extent disproportionately affecting Korro and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Korro and its Subsidiaries operate.

“Korro Merger Shares” means, subject to Section 2.4(f), the product determined by multiplying (i) the Post-Closing Frequency Shares by (ii) the Korro Allocation Percentage, in which:

(i) “Aggregate Valuation” means the sum of (A) the Korro Equity Value, plus (B) the Frequency Valuation, plus (C) the Concurrent Financing Proceeds.

(ii) “Frequency Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Frequency Valuation by (B) the Aggregate Valuation.

(iii) “Frequency Equity Value” means (A) if Frequency Net Cash is $22,000,000 or less at Closing, then $12,500,000, (B) if Frequency Net Cash is more than $22,000,000 but less than or equal to $25,000,000 at Closing, then $15,000,000 or (C) if Frequency Net Cash is more than $25,000,000 at Closing, then an amount equal to (i) Frequency Net Cash minus (ii) $10,000,000.

(iv) “Frequency Outstanding Shares” means, subject to Section 2.4(f) (including, without limitation, the effects of the Nasdaq Reverse Split), the total number of shares of Frequency Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, and assuming, without limitation or duplication, (A) the issuance of shares of Frequency Common Stock in respect of all Frequency Options that are not Frequency Underwater Options that will be outstanding as of immediately prior to the Effective Time, (B) the settlement in shares of Frequency Common Stock of Frequency Restricted Stock Units that vest solely based on the holder’s employment or service and that are outstanding as of immediately prior to the Effective Time on a net settlement basis as provided in Section 5.13 and (C) the exclusion of shares of Frequency Common Stock held by Frequency as treasury stock or owned by Korro or any of its Subsidiaries or any Subsidiary of Frequency immediately prior to the Effective Time. Notwithstanding any of the foregoing, Frequency Underwater Options shall not be included in the total number of shares of Frequency Common Stock outstanding for purposes of determining the Frequency Outstanding Shares.

(v) “Frequency Valuation” means (A) the Frequency Equity Value plus (B) Frequency Net Cash.

(vi) “Korro Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Korro Equity Value by (B) the Aggregate Valuation.

(vii) “Korro Equity Value” means $325,639,194.78.

(viii) “Post-Closing Frequency Shares” mean the quotient determined by dividing (A) the Frequency Outstanding Shares by (B) the Frequency Allocation Percentage.

For the avoidance of doubt, the Concurrent Financing Proceeds shall not be included in the calculation or determination of the Korro Equity Value, the Frequency Valuation or any component thereof. Set forth on Annex B attached hereto is an illustrative example of the calculation of Korro Merger Shares.

“Korro Option Exchange Ratio” means the quotient obtained by dividing (i) the number of Korro Merger Shares by (ii) the number of Korro Outstanding Shares.

“Korro Options” means options to purchase Korro Common Stock granted by Korro pursuant to the Korro 2019 Plan.

“Korro Outstanding Shares” means the total number of shares of Korro Common Stock outstanding immediately prior to the Effective Time (after giving effect to the Korro Preferred Stock Conversion, but without giving effect to the Concurrent Financing) expressed on a fully-diluted and as-converted to Korro Common Stock basis and assuming, without limitation or duplication, the issuance of all shares of Korro Common Stock that would be issued assuming the acceleration and exercise and conversion of all Korro Options and Korro Warrants outstanding as of immediately prior to the Effective Time.

“Korro Preferred Stock” means the preferred stock, $0.001 par value per share, of Korro.

“Korro Registered IP” means all Korro IP Rights that are owned or exclusively licensed by Korro or any of its Subsidiaries that are registered, filed, issued or otherwise granted under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Korro Restricted Stock Awards” means restricted stock awards under the Korro 2019 Plan.

“Korro Triggering Event” shall be deemed to have occurred if: (i) the Korro Board or any committee thereof shall have made any change in the Korro Board Recommendation or approved, endorsed or recommended any Acquisition Proposal or (ii) Korro shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal.

“Korro Warrants” means the warrants issued under the Warrant Agreement.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law. statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel, which, for avoidance of doubt, includes the legal matter(s) set forth on Section 1.1(a) of the Frequency Disclosure Schedule.

“MS Asset Proceeds” means the net proceeds, if any, resulting from the MS Asset Disposition actually received by Frequency or its Subsidiaries prior to or on the Closing Date.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001 (a)(3) of ERISA

“Multiple Employer Plan” means a “multiple employer plan” as described in Section 413(c) of ERISA.

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

“Nasdaq” means The Nasdaq Stock Market.

“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Frequency Common Stock at a reverse stock split ratio as mutually agreed to by Frequency and Korro that is effected by Frequency for the purpose of maintaining compliance with Nasdaq listing standards.

“Notice Period” means a period of at least five Business Days commencing on the date the Frequency Board notifies Korro in writing of its intent to make a Frequency Board Adverse Recommendation Change.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of Korro and Frequency, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Party” or “Parties” means Korro, Frequency and Merger Sub.

“Permitted Encumbrance” means (i) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Korro Balance Sheet or the Frequency Balance Sheet, as applicable, in accordance with GAAP, (ii) liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Korro or Frequency, as applicable, (iii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iv) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (v) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and (vi) liens arising under applicable securities Law.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means (i) data and information concerning an identifiable natural person, or (ii) any information that is regulated or protected by one or more Privacy Laws.

“Privacy Laws” mean Laws relating to privacy, security and/or collection, use or other processing of Personal Information.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

“Subsidiary” means, with respect to a Person, an Entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 70% for these purposes) that: (i) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement and (ii) is on terms and conditions that the Korro Board or the Frequency Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof, the financing terms thereof and any termination or break-up fees and conditions to consummation), as well as any written offer by the other Party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Korro’s stockholders or Frequency’s stockholders, as applicable, than the terms of the Contemplated Transactions and is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party).

“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax or similar charge (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof).

“Tax Return” means any return (including any information return), report, statement, declaration, claim or refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Expenses” means, with respect to Frequency, the aggregate amount (without duplication) of all costs, fees and expenses incurred by Frequency or any of its Subsidiaries (including Merger Sub), or for which Frequency or any of its Subsidiaries are or may become liable in connection with the Contemplated Transactions and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Contemplated Transactions, including (A) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, tax advisors, transfer agents, proxy solicitor and other advisors of Frequency; (B) the premiums, commissions and other fees paid or payable in connection with obtaining Frequency’s D&O tail policy as set forth in Section 5.15(d); and (C) the CVR Fees (if any).

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar or related law.

“Warrant Agreement” means that certain Warrant to Purchase Common Stock, by and between Korro and Silicon Valley Bank, issued on January 22, 2021 for 162,000 shares of Korro Common Stock at an exercise price of $0.58 per share (subject to adjustments).

(ii) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
401(k) Plan	5.29
Accounting Firm	2.8(e)
Agreement	Preamble
Allocation Certificate	5.22
Anticipated Closing Date	2.8(a)
Assumed Option	2.4(f)
Assumed Warrant	2.4(i)
Authorized Share Increase Proposal	Recitals
Cash Determination Time	2.8(a)
Certificate of Merger	2.1
Charter Amendment Proposals	Recitals
Closing	2.2
Closing Date	2.2
Code	Recitals
Costs	5.15(a)
Current Offering Period	5.14
CVR	2.5(a)
CVR Agreement	2.5(a)

Term	Section
CVR Fees	2.5(b)
D&O Indemnified Parties	5.15(a)
D&O tail policy	5.15(d)
Delivery Date	2.8(a)
Dispute Notice	2.8(b)
Disqualifying Event	4.22
Drug Regulatory Agency	3.14(c)
Effective Time	2.1
Exchange Agent	2.7(a)
FDA	3.14(c)
FDCA	3.14(c)
Final Frequency Net Cash	2.8(c)
Form S-4	5.7(a)
Frequency	Preamble
Frequency Board	Recitals
Frequency Board Adverse Recommendation Change	5.9(b)
Frequency Board Recommendation	5.9(b)
Frequency Certifications	4.7(a)
Frequency Closing Certificate	6.2(c)
Frequency Common Stock	4.6(a)
Frequency Designee	5.19(a)(i)
Frequency Disclosure Schedule	Article IV
Frequency IT Systems	4.23(b)
Frequency Lock-Up Agreements	Recitals
Frequency Material Contract	4.13(a)
Frequency Net Cash Calculation	2.8(a)
Frequency Net Cash Schedule	2.8(a)
Frequency Non-Voting Common Stock	Recitals
Frequency Permits	4.14(b)
Frequency Preferred Stock	4.6(a)
Frequency Product Candidates	4.14(d)
Frequency Regulatory Permits	4.14(d)
Frequency Real Estate Leases	4.11
Frequency Stockholder Matters	5.9(a)
Frequency Stockholder Meeting	5.9(a)
Frequency Stockholder Support Agreement	Recitals
Information Statement	5.8(a)
Intended Tax Treatment	Recitals
Korro	Preamble
Korro Board Recommendation	5.8(c)
Korro Certification	3.7(a)
Korro Closing Certificate	6.3(d)
Korro Designee	5.19(a)(i)
Korro Disclosure Schedule	Article III
Korro Financial Statements	3.7(a)
Korro IT Systems	3.22(b)
Korro Lock-Up Agreements	Recitals
Korro Material Contract	3.13(a)
Korro Permits	3.14(b)
Korro Preferred Stock Conversion	2.4(h)
Korro Product Candidates	3.14(d)

Term	Section
Korro Real Estate Leases	3.11
Korro Regulatory Permits	3.14(d)
Korro Stockholder Support Agreement	Recitals
Korro Stockholder Written Consents	Recitals
Liability	3.9
Merger	Recitals
Merger Sub	Preamble
Merger Sub Board	Recitals
MS Assets	5.6
MS Asset Disposition	5.6
Nasdaq Issuance Proposal	Recitals
Ordinary Course Agreement	3.16(f)
Outside Date	8.1(b)
PHSA	3.14(c)
Pre-Closing Distribution	2.5(a)
Pre-Closing Period	5.1
Privacy Policies	3.22(a)
Proxy Statement	5.7(a)
Purchasers	3.23
Registration Statement	5.7(a)
Required Frequency Stockholder Vote	4.4
Required Korro Stockholder Vote	3.4
Response Date	2.8(b)
Reverse Stock Split Proposal	Recitals
Rights Agent	2.5(a)
Subscription Agreement	Recitals
Surviving Corporation	2.1
Transaction Litigation	5.26
Transfer Tax	5.16(a)
Warrant Exchange Ratio	2.4(i)

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Korro Disclosure Schedule or the Frequency Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Article III or Article IV respectively. The disclosures in any section or subsection of the Korro Disclosure Schedule or the Frequency Disclosure Schedule shall qualify other sections and subsections in Article III or Article IV respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 7:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions. The inclusion of any information in the Korro Disclosure Schedule or Frequency Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Korro Material Adverse Effect or Frequency Material Adverse Effect, as the case may be, or is outside the Ordinary Course of Business.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of Delaware Law, at the Closing, Frequency and Korro shall cause Merger Sub to be merged with and into Korro, whereupon the separate existence of Merger Sub shall cease and Korro shall continue as the Surviving Corporation of the Merger and as a wholly owned subsidiary of Frequency (the “Surviving Corporation”). At the Closing, Frequency and Korro shall cause the Merger to be consummated and effective under Delaware Law by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of Delaware Law (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger and the acceptance by the Secretary of State of the State of Delaware, or at such later time as may be specified in such Certificate of Merger with the consent of Frequency and Korro (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.2 Closing. Subject to the satisfaction or waiver of the conditions set forth in this Agreement, the consummation of the Merger (the “Closing”) shall take place remotely, (a) no later than the second Business Day after all the conditions precedent set forth in Article VI shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be so satisfied)) or (b) at such other time, date and place as the Parties may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

2.3 Organizational Documents; Directors and Officers.

(a) Certificate of Incorporation. The certificate of incorporation of the Surviving Corporation shall be amended and restated at or prior to the Effective Time as set forth in an exhibit to the Certificate of Merger, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law. Frequency shall further take all actions necessary so that the certificate of incorporation of Frequency shall remain in effect following the Effective Time, until thereafter amended as provided by Delaware Law and, provided, however, that at or prior to the Effective Time, Frequency shall file one or more amendments to its certificate of incorporation to (i) change the name of Frequency to “Korro Bio, Inc.”, (ii) effect the Nasdaq Reverse Split and the Authorized Share Increase Proposal and (iii) make such other changes as are mutually agreeable to Frequency and Korro.

(b) Bylaws. The bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to be the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time (with the name of Korro as the Surviving Corporation’s name) until thereafter amended in accordance with Delaware Law and as provided in the Surviving Corporation’s Organizational Documents.

(c) Directors and Officers. The directors and officers, each to hold office in accordance with the provisions of Delaware Law and the Surviving Corporation’s Organizational Documents immediately after the Effective Time, shall be as set forth in Section 5.18.

2.4 Conversion of Shares; Korro Options; Korro Preferred Stock and Korro Warrants.

(a) At the Effective Time (after giving effect to the Korro Preferred Stock Conversion), by virtue of the Merger and without any further action on the part of Frequency, Merger Sub, Korro or any stockholder of Korro, subject to Section 2.4(d), the Korro Common Stock outstanding immediately prior to the Effective Time (excluding Korro Common Stock issued in the Concurrent Financing) shall be converted solely into the right to receive a number of shares of Frequency Common Stock equal to the amount of Korro Merger Shares multiplied by the applicable stockholder’s percentage interest in Korro as set forth on the Allocation Certificate.

(b) At the Effective Time, by virtue of the Merger and without any further action on the part of Frequency, Merger Sub, Korro or any stockholder of Korro, subject to Section 2.4(d), the Korro Common Stock issued in the Concurrent Financing shall be converted solely into the right to receive a number of shares of Frequency Common Stock equal to the amount of Concurrent Financing Merger Shares multiplied by the percentage of the Concurrent Financing Proceeds represented by the applicable stockholder’s investment in the Concurrent Financing, as set forth on the Allocation Certificate.

(c) If any Korro Common Stock outstanding immediately prior to the Effective Time is unvested or is subject to a repurchase option or a risk of forfeiture under any applicable restricted stock, profits interests, restricted stock unit award agreement or other similar agreement with Korro, then the shares of Frequency Common Stock issued in exchange for such Korro Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Frequency Common Stock shall accordingly be marked with appropriate legends. Korro shall take all actions that may be necessary to ensure that, from and after the Effective Time, Frequency is entitled to exercise any such repurchase option or other right set forth in any such restricted stock unit award agreement or other agreement.

(d) No fractional shares of Frequency Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Frequency Common Stock a holder of Korro Common Stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.

(e) At the Effective Time, by virtue of the Merger and without any further action on the part of Frequency, Merger Sub, Korro or any stockholder of Korro, each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation. If applicable, each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation until presented for transfer or exchange.

(f) If, between the date of this Agreement and the Effective Time, the outstanding Korro Common Stock or Frequency Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating Korro Merger Shares), combination or exchange of shares or other like change, Korro Merger Shares shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Korro Common Stock and Frequency Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit Korro or Frequency to take any action with respect to Korro Common Stock or Frequency Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(g) Each Korro Option outstanding immediately prior to the Effective Time shall automatically be converted, at the Effective Time, into an option (an “Assumed Option”) to acquire, on the same terms and conditions (including, without limitation, the same vesting and exercisability terms and conditions) as were applicable under the Korro 2019 Plan and option agreement to such Korro Option immediately prior to the Effective Time, the number of shares of Frequency Common Stock under the Assumed Option determined by multiplying the number of shares of Korro Common Stock subject to such Korro Option immediately prior to the Effective Time (on a fully-diluted basis but before giving effect to the Concurrent Financing) by the Korro Option Exchange Ratio as set forth on the Allocation Certificate, rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Korro Option immediately prior to the Effective Time by the Korro Option Exchange Ratio, rounding up to the nearest whole cent, and Frequency shall assume the Korro 2019 Plan; provided, that the conversion of the Korro Options will be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion will not constitute a “modification” of such Korro Option for purposes of Section 409A or Section 424 of the Code.

(h) All Korro Preferred Stock shall be converted into Korro Common Stock as of immediately prior to the Effective Time in accordance with, and pursuant to the terms and conditions of, the Organizational Documents of Korro (the “Korro Preferred Stock Conversion”).

(i) Each Korro Warrant outstanding immediately prior to the Effective Time shall automatically be converted, at the Effective Time, into a warrant (an “Assumed Warrant”) to acquire, on the same terms and conditions (including, without limitation, the exercisability terms and conditions) as were applicable under the Warrant Agreement to such Korro Warrant immediately prior to the Effective Time, the number of shares of Frequency Common Stock under the Assumed Warrant determined by multiplying the number of shares of Korro Common Stock subject to such Korro Warrant immediately prior to the Effective Time by the applicable holder’s percentage interest in Korro with respect to such Korro Warrant as set forth on the Allocation Certificate (such percentage interest, the “Warrant Exchange Ratio”), rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Korro Warrant immediately prior to the Effective Time by the Warrant Exchange Ratio, rounding up to the nearest whole cent.

2.5 Contingent Value Right.

(a) Prior to the Effective Time, unless (i) the MS Asset Disposition has been consummated prior to or on the Closing Date and (ii) all MS Asset Proceeds are taken into account in the Final Frequency Net Cash and there are no contingent payments, licenses, fees or royalties, equity securities or other non-cash assets or rights that may be payable by any acquiror of any MS Assets or otherwise as a result of the MS Asset Disposition after the Closing Date, Frequency shall declare a distribution (the “Pre-Closing Distribution”) to holders of Frequency Common Stock of record (as described below), the right to receive one contingent value right (each, a “CVR”) for each outstanding share of Frequency Common Stock held by such stockholder as of such date, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit F, to be entered into between Frequency and Computershare Trust Company, N.A. (or such other nationally recognized rights agent agreed to between Frequency and Korro) (the “Rights Agent”), with such revisions thereto requested by the Rights Agent that are not, individually or in the aggregate, materially detrimental to the holders of CVRs and reasonably acceptable to Korro and Frequency, (the “CVR Agreement”). The record date for the Pre-Closing Distribution shall be the close of business on the last Business Day prior to the day on which the Effective Time occurs and the payment date for the Pre-Closing Distribution shall be three Business Days after the Effective Time; provided that the payment of such dividend may be conditioned upon the occurrence of the Effective Time. In connection with the Pre-Closing Distribution, Frequency shall cause the CVR Agreement to be duly authorized, executed and delivered by Frequency and the Exchange Agent.

(b) Frequency agrees to pay all reasonable costs and fees associated with any action permitted by this Section 2.5 (the “CVR Fees”), which shall be deducted from Frequency Net Cash.

2.6 Closing of Korro’s Transfer Books. At the Effective Time: (a) all Korro Common Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.4(a), and all holders of certificates representing Korro Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of Korro (other than the right to receive the Korro Merger Shares) and (b) the stock transfer books of Korro shall be closed with respect to all Korro Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such Korro Common Stock shall be made on such stock transfer books after the Effective Time.

2.7 Surrender of Korro Common Stock.

(a) On or prior to the Closing Date, Frequency and Korro shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Frequency shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Frequency Capital Stock issuable pursuant to Section 2.4(a) in exchange for Korro Common Stock.

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Korro Common Stock that were converted into the right to receive Korro Merger Shares: (i) a letter of transmittal in customary form and containing such provisions as Frequency may reasonably specify and (ii) instructions for effecting the surrender of Korro Common Stock in exchange for book-entry shares of Frequency Capital Stock. Upon surrender of a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Frequency, the holder of such Korro Common Stock shall be entitled to receive in exchange therefor book-entry shares representing Korro Merger Shares (in a number of whole shares of Frequency Capital Stock) that such holder has the right to receive pursuant to the provisions of Section 2.4(a).

(c) No dividends or other distributions declared or made with respect to Frequency Capital Stock with a record date after the Effective Time shall be paid to the holder of any Korro Common Stock with respect to the shares of Frequency Capital Stock that such holder has the right to receive in the Merger until such holder delivers a duly executed letter of transmittal (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Frequency Capital Stock deposited with the Exchange Agent that remain undistributed to holders of Korro Common Stock as of the date that is 180 days after the Closing Date shall be delivered to Frequency upon demand, and any holders of Korro Common Stock who have not theretofore delivered a duly executed letter of transmittal in accordance with this Section 2.7 shall thereafter look only to Frequency for satisfaction of their claims for Frequency Capital Stock and any dividends or distributions with respect to shares of Frequency Capital Stock.

(e) No Party shall be liable to any holder of any Korro Common Stock or to any other Person with respect to any shares of Frequency Capital Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.8 Calculation of Net Cash.

(a) Not less than ten Business Days prior to the anticipated date for Closing as mutually agreed in good faith by Frequency and Korro (the “Anticipated Closing Date”), Frequency will deliver to Korro a schedule (the “Frequency Net Cash Schedule”, and the date of delivery of the Frequency Net Cash Schedule, the “Delivery Date”) setting forth, in reasonable detail, Frequency’s good faith, estimated calculation of Frequency Net Cash (the “Frequency Net Cash Calculation”) as of the close of business on the Closing Date (the “Cash Determination Time”) prepared and certified by Frequency’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Frequency). Frequency shall make available to Korro (electronically to the greatest extent possible), as reasonably requested by Korro, the work papers and back-up materials used or useful in preparing the Frequency Net Cash Schedule and, if reasonably requested by Korro, Frequency’s accountants and counsel at reasonable times and upon reasonable notice. The Frequency Net Cash Calculation shall include Frequency’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1(a) necessary to calculate Korro Merger Shares.

(b) Within five Business Days after the Delivery Date (the last day of such period, the “Response Date”), Korro shall have the right to dispute any part of the Frequency Net Cash Calculation by delivering a written notice to that effect to Frequency (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Frequency Net Cash Calculation.

(c) If, on or prior to the Response Date, Korro notifies Frequency in writing that it has no objections to the Frequency Net Cash Calculation or, if prior to 5:00 p.m. (New York City time) on the Response Date, Korro has failed to deliver a Dispute Notice as provided in Section 2.8(b), then the Frequency Net Cash Calculation as set forth in the Frequency Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Frequency Net Cash at the Cash Determination Time (the “Final Frequency Net Cash”) for purposes of this Agreement.

(d) If Korro delivers a Dispute Notice on or prior to 5:00 p.m. (New York City time) on the Response Date, then Representatives of Frequency and Korro shall promptly, and in no event later than one calendar day after the Response Date, meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Frequency Net Cash, which agreed upon Frequency Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Frequency Net Cash for purposes of this Agreement.

(e) If Representatives of Frequency and Korro are unable to negotiate an agreed-upon determination of Final Frequency Net Cash pursuant to Section 2.8(d) within two calendar days after delivery of the Dispute Notice (or such other period as Frequency and Korro may mutually agree upon), then any remaining disagreements as to the calculation of Frequency Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Frequency and Korro or another independent auditor of recognized national standing mutually agreed upon by Frequency and Korro (the “Accounting Firm”). Frequency shall promptly deliver to the Accounting Firm all work papers and back-up materials used in preparing the Frequency Net Cash Schedule, and Frequency and Korro shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five calendar days of accepting its selection. Frequency and Korro shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Frequency and Korro. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Frequency Net Cash made by the Accounting Firm shall be made in writing delivered to each of Frequency and

Korro, shall be final and binding on Frequency and Korro and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Frequency Net Cash for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.8(e). The fees and expenses of the Accounting Firm shall be allocated between Frequency and Korro in the same proportion that the disputed amount of the Frequency Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Frequency Net Cash amount and such portion of the costs and expenses of the Accounting Firm borne by Korro and any other fees, costs or expenses incurred by Korro following the Anticipated Closing Date in connection with the procedures set forth in this Section 2.8(e) shall be deducted from the final determination of the amount of Frequency Net Cash, to the extent of available amounts. If this Section 2.8(e) applies as to the determination of the Final Frequency Net Cash described in Section 2.8(a), upon resolution of the matter in accordance with this Section 2.8(e), the Parties shall not be required to determine Frequency Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Frequency and Korro may require a redetermination of the Final Frequency Net Cash if the Closing Date is more than ten calendar days after the Anticipated Closing Date.

2.9 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Korro, then the officers and manager of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of Korro, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

2.10 Withholding. Each of the Exchange Agent, Frequency and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement (including the Pre-Closing Distribution) such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Frequency shall use commercially reasonable efforts to give reasonable advance notice of any required deduction or withholding to Korro (other than where such deduction or withholding is with respect to an amount treated as compensation under the Code or is due to a failure of the payee to provide any applicable Tax forms required under the letter of transmittal described under Section 2.7 or the failure of Korro to provide the certificate described in Section 5.16(b)) and shall reasonably cooperate with Korro to eliminate or reduce any such required deduction or withholding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF KORRO

Except as set forth in the written disclosure schedule delivered by Korro to Frequency (the “Korro Disclosure Schedule”), Korro represents and warrants to Frequency and Merger Sub as follows:

3.1 Due Organization; Subsidiaries.

(a) Korro is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b) Each of Korro and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Korro Material Adverse Effect.

(c) Except as set forth on Section 3.1(c) of the Korro Disclosure Schedule, Korro has no Subsidiaries and Korro does not directly or indirectly own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity. Korro is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Korro has not agreed and is not obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Korro has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. Korro has delivered to Frequency accurate and complete copies of Korro’s Organizational Documents. Korro is not in breach or violation of its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement. Korro has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Korro Board (at meetings duly called and held) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Korro and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend the Korro Board Recommendation to the stockholders of Korro. This Agreement has been duly executed and delivered by Korro and assuming the due authorization, execution and delivery by Frequency and Merger Sub, constitutes the legal, valid and binding obligation of Korro, enforceable against Korro in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Vote Required. The affirmative vote of the holders of at least 66% of the then outstanding shares of Korro Preferred Stock, voting as a single class on an as-converted basis (the “Required Korro Stockholder Vote”), is the only vote of the holders of any class or series of Korro Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions. No interest in Korro is subject to any appraisal or dissenters rights in connection with the Contemplated Transactions.

3.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Korro Stockholder Vote and the filing of the Certificate of Merger required by Delaware Law, neither (x) the execution, delivery or performance of this Agreement by Korro, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Korro or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Korro or its Subsidiaries, or any of the assets owned or used by Korro or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Korro or its Subsidiaries or that otherwise relates to the business of Korro, or any of the assets owned, leased or used by Korro;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Korro Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Korro Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Korro Material Contract, (C) accelerate the maturity or performance of any Korro Material Contract or (D) cancel, terminate or modify any term of any Korro Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Korro or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 3.5 of the Korro Disclosure Schedule under any Korro Contract, (ii) the Required Korro Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to Delaware Law and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Korro nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Korro Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of Delaware Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.6 Capitalization.

(a) The authorized Korro Capital Stock as of the date of this Agreement consists of (i) 117,138,030 shares of Korro Common Stock, of which (a) 5,662,169 shares have been issued and are outstanding as of the date of this Agreement and (b) Korro Warrants exercisable for 162,000 shares of Korro Common Stock have been issued and are outstanding as of the date of this Agreement, and (ii) 97,714,516 shares of Korro Preferred Stock, of which (a) 4,000,000 shares have been designated Series Seed 1 Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (b) 2,000,000 shares have been designated Series Seed 2 Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (c) 7,780,769 shares have been designated Series Seed 3 Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (d) 40,848,216 shares have been designated Series A Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (e) 22,222,223 shares have been designated Series B-1 Preferred Stock, all of which are issued and outstanding as of the date of this Agreement and (f) 20,863,308 shares have been designated Series B-2 Preferred Stock, all of which are issued and are outstanding as of the date of this Agreement. Korro does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Korro Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than under applicable securities Laws. None of the outstanding shares of Korro Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Korro Common Stock is subject to any right of first refusal in favor of Korro. Except as contemplated herein, there is no Korro Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Korro Common Stock. Korro is not under any obligation, nor is Korro bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Korro Common Stock or other securities. Section 3.6(b) of the Korro Disclosure Schedule accurately and completely describes all repurchase rights held by Korro with respect to shares of Korro Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) Except for the Korro 2019 Plan and the Korro Options and Korro Restricted Stock Awards granted thereunder, Korro does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person and there were no other equity or equity-based awards outstanding as of the date of this Agreement. As of the date of this Agreement, Korro has reserved 15,048,960 shares of Korro Common Stock for issuance under the Korro 2019 Plan, of which 685,175 shares have been issued and are currently outstanding pursuant to Korro Restricted Stock Awards, 766,069 shares have been issued and are currently outstanding pursuant to the exercise of Korro Options, Korro Options to purchase 12,837,152 shares of Korro Common Stock have been granted and are currently outstanding, and 760,564 shares of Korro Common Stock remain available for future issuance pursuant to the Korro 2019 Plan. Section 3.6(c) of the Korro Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each outstanding Korro Option and Korro Restricted Stock Award: (i) the name (or employee identification number) of the holder, (ii) the number of shares of Korro Common Stock subject to such Korro Option or Korro Restricted Stock Award, (iii) the exercise price of each Korro Option, (iv) the date on which such Korro Option or Korro Restricted Stock Award was granted, (v) the applicable vesting schedule, including any acceleration provisions, and the number of vested and unvested shares, (vi) the expiration date, as applicable, and (vii) whether the Korro Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Korro has made available to Frequency accurate and complete copies of the following: (A) the standard form of agreement evidencing Korro Options and Korro Restricted Stock Awards; and (B) each agreement evidencing a Korro Option or Korro Restricted Stock Award that does not conform in all material respects to the standard form agreement.

(d) Except as set forth on Section 3.6(c) of the Korro Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Korro, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Korro, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Korro is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Korro.

(e) All outstanding shares of Korro Common Stock, and other securities of Korro have been issued and granted in compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

3.7 Financial Statements.

(a) Section 3.7(a) of the Korro Disclosure Schedule includes true and complete copies of (i) the Korro Balance Sheet and the related audited statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years ended December 31, 2021 and December 31, 2022 (the “Korro Audited Financial Statements”), and (ii) Korro’s unaudited balance sheet and the related unaudited statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the three months ended March 31, 2023 (the “Korro Interim Financial Statements” and collectively, with the Korro Audited Financial Statements, the “Korro Financial Statements”).

(b) The Korro Financial Statements (i) were prepared in accordance with GAAP (except the Korro Interim Financial Statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (ii) fairly present, in all material respects, the financial position of Korro as of the respective dates thereof and the results of operations and cash flows of Korro for the periods covered thereby. Other than as expressly disclosed in the Korro Financial Statements, there has been no material change in Korro’s accounting methods or principles that would be required to be disclosed in Korro’s financial statements in accordance with GAAP.

(c) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Korro, the Korro Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls.

(d) Korro maintains a system of internal control over financial reporting that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Korro maintains records that in reasonable detail accurately and fairly reflect Korro’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Korro Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Korro’s assets that could have a material effect on Korro’s financial statements. Korro has evaluated the effectiveness of Korro’s internal control over financial reporting. Korro has disclosed to Korro’s auditors (and made available to Frequency a summary of the significant aspects of such disclosure) (A) all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Korro’s ability to record, process, summarize and report financial information and (B) any fraud that involves management or other employees who have a significant role in Korro or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Korro Financial Statements, Korro’s internal control over financial reporting is effective and Korro has not identified any material weaknesses in the design or operation of Korro’s internal control over financial reporting.

(e) The Korro Financial Statements are in a form that is compliant with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) for inclusion in the Proxy Statement and the Registration Statement.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Korro Disclosure Schedule, since January 1, 2022, Korro and its Subsidiaries have conducted their business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Korro Material Adverse Effect or (b) action, event or occurrence that would have required consent of Frequency pursuant to Section 5.1 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. Neither Korro nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Korro Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Korro or its Subsidiaries since the date of the Korro Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Korro or any of its Subsidiaries under Korro Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and (e) Liabilities described in Section 3.9 of the Korro Disclosure Schedule.

3.10 Title to Assets. Each of Korro and its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Korro Balance Sheet and (b) all other tangible assets reflected in the books and records of Korro as being owned by Korro. All of such assets are owned or, in the case of leased assets, leased by Korro or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. Neither Korro nor any of its Subsidiaries owns or has ever owned any real property. Korro has made available to Frequency (a) an accurate and complete list of all real properties with respect to which Korro directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Korro or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Korro Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Korro Disclosure Schedule is an accurate, true and complete listing of all Korro Registered IP including for each item (i) the record owner (and name of any other Person with an ownership interest in such item of Korro Registered IP, if any), jurisdiction (or, with respect to domain names, the applicable registrar), status, date and registration or application number of each item, as applicable, (ii) the name of the record owner and any other Person that has an ownership interest in such item of Korro Registered IP, and the nature of such ownership interest, and (iii) any actions that are required to be taken within 180 days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of or response to any documents, applications or certificates, for the purposes of prosecuting, obtaining, perfecting, maintaining or renewing any Korro Registered IP. Section 3.12(a) of the Korro Disclosure Schedule also sets forth, as of the date of this Agreement, a list of all internet domain names with respect to which Korro or any of its Subsidiaries are the registrant and, with respect to each domain name, the record owner of such domain name and if different, the legal and beneficial owner(s) of such domain name and the applicable domain name registrar.

(b) Section 3.12(b) of the Korro Disclosure Schedule accurately identifies (i) all Korro Contracts pursuant to which any Korro IP Rights are licensed to Korro (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Korro’s or its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Korro or its Subsidiaries and their respective employees in Korro’s standard form thereof) and (ii) whether the license or licenses granted to Korro or its Subsidiaries are exclusive or nonexclusive. Each Korro Contract listed in Section 3.12(b) of the Korro Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Korro or its Subsidiaries and each other party thereto, and is enforceable against Korro or its Subsidiaries and each other party thereto in accordance with its terms. Neither Korro, its Subsidiaries, nor, to the Knowledge of Korro, any other party to any Korro Contract listed in Section 3.12(b) of the Korro Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of, breach under, or intention to terminate (including by non-renewal), any Korro Contract listed in Section 3.12(b) of the Korro Disclosure Schedule.

(c) Except for instances that would not reasonably be expected to have, individually or in the aggregate, a Korro Material Adverse Effect, Section 3.12(c) of the Korro Disclosure Schedule accurately identifies each Korro Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Korro IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Korro IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Korro’s or its Subsidiaries’ benefit). Each Korro Contract listed in Section 3.12(c) of the Korro Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Korro or its Subsidiaries and each other party thereto, and is enforceable against Korro or its Subsidiaries and each other party thereto in accordance with its terms. Neither Korro or its Subsidiaries nor, to the Knowledge of Korro, any other party to any Korro Contract listed in Section 3.12(c) of the Korro Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of, breach under, or intention to terminate (including by non-renewal), any Korro Contract listed in Section 3.12(c) of the Korro Disclosure Schedule.

(d) Except as identified on Section 3.12(d) of the Korro Disclosure Schedule, neither Korro nor any of its Subsidiaries is bound by, and no Korro IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Korro or any of its Subsidiaries to use, exploit, assert, or enforce any Korro IP Rights anywhere in the world.

(e) Korro or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Korro IP Rights (other than (i) Korro IP Rights licensed to Korro, or co-owned rights each as identified in Section 3.12(b) of the Korro Disclosure Schedule, (ii) any non-customized software that (A) is licensed to Korro or its Subsidiaries solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Korro’s or its Subsidiaries’ products or services and (iii) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) To the Knowledge of Korro, all documents and instruments necessary to register or apply for or renew registration of Korro Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority. To the Knowledge of Korro, Korro has filed all statements of use and paid all renewal and maintenance fees, annuities and other fees with respect to the Korro Registered IP that are due or payable as of the date of this Agreement.

(ii) Except for instances that would not reasonably be expected to have, individually or in the aggregate, a Korro Material Adverse Effect, each Person who is or was an employee, contractor or consultant of Korro or any of its Subsidiaries and who is or was involved in the creation, discovery, reduction to practice or development of any Intellectual Property for Korro or any of its Subsidiaries has signed a valid, enforceable written agreement containing a present assignment of all right, title and interest in and to such Intellectual Property to Korro or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Korro and its Subsidiaries.

(iii) To the Knowledge of Korro, no current or former member, officer, director, or employee of Korro or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Korro IP Rights purported to be owned by Korro. To the Knowledge of Korro, no employee of Korro or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Korro or such Subsidiary or (B) in breach of any Contract with any former employer or other Person concerning Korro IP Rights purported to be owned by Korro or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Korro IP Rights purported to be owned by Korro or such Subsidiary.

(iv) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Korro IP Rights in which Korro or any of its Subsidiaries has an ownership interest, and no educational institution has any right to, or right to royalties for, or to impose any requirement on the manufacture or commercialization of any product incorporating, any Korro IP Rights. No Governmental Authority has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, commercialization of, or right to royalties or other payments for any Korro IP Rights. Without limiting the generality of the foregoing, no invention claimed or covered by any Patent within the Korro IP Rights (A) was conceived or reduced to practice in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, (B) is a “subject invention” as that term is described in 35 U.S.C. Section 201(e), or (C) is otherwise subject to the provisions of the Bayh-Dole Act or any similar Law of any other jurisdiction, including with respect to any Patents that are part of the Korro IP Rights.

(v) Korro and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect, maintain and enforce its rights in all proprietary information that Korro or such Subsidiary holds, or purports to hold, as confidential or a trade secret. To the Knowledge of Korro, neither Korro nor any of its Subsidiaries has made any of its trade secrets or other material confidential or proprietary information that it intended to maintain as confidential information available to any other Person except pursuant to written agreements requiring such Person to maintain the confidentiality of such trade secrets or confidential information. To the Knowledge of Korro, there have been no material security breaches, outages, violations or unauthorized access to any of the proprietary information that Korro or any of its Subsidiaries holds, or purports to hold, as confidential or a trade secret.

(vi) Neither Korro nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Korro IP Rights to any other Person.

(vii) To the Knowledge of Korro, neither Korro nor any of its Subsidiaries has taken or failed to take any action that could be reasonably expected to result in the abandonment, invalidity, cancellation, forfeiture, relinquishing, invalidation or unenforceability of any Korro IP Rights (including with respect to any trademark, a failure to exercise adequate quality controls or an assignment in gross without the accompanying goodwill). Each item of Korro IP Rights has been duly maintained and is not expired, abandoned or cancelled. To the Knowledge of Korro, each of the Patents included in the Korro IP Rights identifies each and every inventor of the claims thereof as determined in accordance with the applicable laws of the jurisdiction in which such Patent is issued or pending. To the Knowledge of Korro, neither Korro nor any of its Subsidiaries has engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Korro IP Right. To the Knowledge of Korro, each of Korro and its Subsidiaries and their respective patent counsel have complied with its duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Korro IP Rights for which Korro or any of its Subsidiaries is responsible for prosecuting.

(viii) To the Knowledge of Korro, the Korro IP Rights constitute all Intellectual Property necessary for Korro to conduct its business as currently conducted or proposed to be conducted; provided, however, that the foregoing representation is not a representation with respect to noninfringement of Intellectual Property.

(f) Korro has delivered, or made available to Frequency, a complete and accurate copy of all Korro IP Rights Agreements.

(g) To the Knowledge of Korro, the manufacture, marketing, sale, offering for sale, importation, use or intended use or other disposal of any product as currently sold or under development by Korro does not violate any license or agreement between Korro or its Subsidiaries and any other third party in any material respect, and, to the Knowledge of Korro, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Korro Material Adverse Effect. To the Knowledge of Korro, no third party is infringing upon any Patents owned by Korro within the Korro IP Rights, or otherwise violating any Korro IP Rights Agreement.

(h) As of the date of this Agreement, neither Korro nor any of its Subsidiaries is a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Korro IP Rights. None of the Korro IP Rights have been adjudged invalid or unenforceable in whole or part, and all Korro IP Rights are in full force and effect. No Korro IP Rights have been subject to any interference, derivation, reexamination (including ex parte reexamination, inter partes reexamination, inter partes review, or post grant review), reissue, cancellation, opposition, claim, allegation or other action, including any proceeding in which the scope, validity, inventorship, ownership or enforceability of any Korro IP Rights is being, has been, or could reasonably be expected to be, contested or challenged. Neither Korro nor any of its Subsidiaries has received any written notice asserting that any Korro IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Korro or any of its Subsidiaries has otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(i) To the Knowledge of Korro, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Korro conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have a Korro Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Korro or its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Korro in accordance with GAAP. Section 3.12(i) of the Korro Disclosure Schedule sets forth all material unregistered trademarks included in the Korro IP Rights.

(j) Except (i) as would reasonably not be expected to have a Korro Material Adverse Effect, (ii) as may be set forth in Sections 3.12(a) or 3.12(b) of the Korro Disclosure Schedule or (iii) as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by Korro: (A) neither Korro nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Korro or any of its Subsidiaries, taken as a whole and (B) neither Korro nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(k) Neither Korro nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant, assignment, or transfer to any other third party of any license or other right to or in any Korro IP Rights, (ii) result in breach of, default under, termination of, or acceleration or modification of such Contract with respect to any Korro IP Rights, (iii) alter, encumber, impair or extinguish, or result in any Encumbrance with respect to, the right of Korro or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Korro IP Rights or portion thereof, or (iv) result in Korro or any of its Subsidiaries being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or to any obligation to grant any rights in or to any Korro IP Rights, except, in each of (i), (ii), (iii) and (iv), for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Korro Material Adverse Effect.

3.13 Agreements, Contracts and Commitments.

(a) Section 3.13(a) of the Korro Disclosure Schedule lists the following Korro Contracts in effect as of the date of this Agreement (each, a “Korro Material Contract” and collectively, the “Korro Material Contracts”):

(i) each Korro Contract that is a collective bargaining agreement or other agreement or arrangement with any labor union, works council or labor organization;

(ii) each Korro Contract for the employment or engagement of any individual on an employee, consulting or other basis that provides for annual base compensation in excess of $350,000;

(iii) each Korro Contract with any Korro Associate that provides for retention, change in control, transaction or other similar payments or benefits, whether or not payable as a result of the Contemplated Transactions;

(iv) each Korro Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Korro Contract containing (A) any covenant limiting the freedom of Korro or any of its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture, or distribution of Korro’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(vi) each Korro Contract (A) pursuant to which any Person granted Korro an exclusive license under any Intellectual Property, or (B) pursuant to which Korro granted any Person an exclusive license under any Korro IP Rights;

(vii) each Korro Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(viii) each Korro Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;

(ix) each Korro Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Korro or any loans or debt obligations with officers or directors of Korro;

(x) each Korro Contract requiring payment by or to Korro after the date of this Agreement in excess of $500,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any preclinical or clinical development activities of Korro, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Korro or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Korro or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Korro or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Korro or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Korro or any of its Subsidiaries, in each case, except for Korro Contracts entered into in the Ordinary Course of Business;

(xi) each Korro Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Korro in connection with the Contemplated Transactions;

(xii) each Korro Contract to which Korro or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Korro or such Subsidiary in excess of $100,000;

(xiii) a Korro Real Estate Lease;

(xiv) a Contract disclosed in or required to be disclosed in Section 3.12(a) or Section 3.12(b) of the Korro Disclosure Schedule; or

(xv) any other Korro Contract that is not terminable at will (with no penalty or payment) by Korro or any of its Subsidiaries, and (A) which involves payment or receipt by Korro or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate or (B) that is material to the business or operations of Korro and its Subsidiaries taken as a whole.

(b) Korro has delivered or made available to Frequency accurate and complete copies of all Korro Material Contracts, including all amendments thereto. There are no Korro Material Contracts that are not in written form. Korro has not, nor to the Knowledge of Korro, as of the date of this Agreement, has any other party to a Korro Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Korro Material Contract in such manner as would permit any other party to cancel or terminate any such Korro Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Korro Material Adverse Effect. As to Korro and its Subsidiaries, as of the date of this Agreement, each Korro Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Korro Material Contract to change, any material amount paid or payable to Korro under any Korro Material Contract or any other material term or provision of any Korro Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) Korro and each of its Subsidiaries is, and since January 1, 2020 has been, in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Korro, threatened against Korro or any of its Subsidiaries. There is no agreement or Order binding upon Korro or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Korro or any of its Subsidiaries, any acquisition of material property by Korro or any of its Subsidiaries or the conduct of business by Korro or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Korro’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Each of Korro and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Korro as currently conducted (collectively, the “Korro Permits”). Section 3.14(b) of the Korro Disclosure Schedule identifies each Korro Permit. Each of Korro and its Subsidiaries is in material compliance with the terms of Korro Permits. No Legal Proceeding is pending or, to the Knowledge of Korro, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Korro Permit.

(c) There are no Legal Proceedings pending or, to the Knowledge of Korro, threatened with respect to an alleged material violation by Korro or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substances Act or any other Law promulgated by the FDA or other Governmental Authority responsible for regulation of the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(d) Each of Korro and its Subsidiaries holds all required material Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Korro as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Korro Product Candidates”) (collectively, the “Korro Regulatory Permits”) and no such Korro Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any material, adverse manner. Korro has timely maintained and is in compliance in all material respects with the Korro Regulatory Permits and neither Korro nor any of its Subsidiaries has, since January 1, 2020, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Korro Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Korro Regulatory Permit.

(e) All clinical trials, preclinical studies and other studies and tests conducted by or on behalf of, or sponsored by, Korro and its Subsidiaries or in which Korro Product Candidates have participated, were and, if still pending, are being conducted in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Neither Korro nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or, to the Knowledge of Korro, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Korro or any of its Subsidiaries or in which Korro Product Candidates have participated.

(f) Neither Korro nor any of its Subsidiaries, and, to the Knowledge of Korro, any contract manufacturer with respect to any Korro Product Candidate, is the subject of any pending or, to the Knowledge of Korro, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other applicable Law. To the Knowledge of Korro, neither Korro nor any of its Subsidiaries nor any contract manufacturer with respect to any Korro Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of Korro’s business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto, or any other applicable Law. None of Korro, any of its Subsidiaries, and to the Knowledge of Korro, any contract manufacturer with respect to any Korro Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a, (ii) 42 U.S.C. § 1320a-7, or (iii) any other applicable Law. To the Knowledge of Korro, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Korro, any of its Subsidiaries, and to the Knowledge of Korro, any contract manufacturer with respect to any Korro Product Candidate, or any of its respective officers, employees or agents. Neither Korro nor any of its Subsidiaries is a party to or has any reporting obligations under any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority.

(g) All manufacturing operations conducted by, or to the Knowledge of Korro, for the benefit of, Korro or its Subsidiaries in connection with any Korro Product Candidate, since January 1, 2020, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680, and 1271, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) No laboratory or manufacturing site owned by Korro or its Subsidiaries, and to the Knowledge of Korro, no manufacturing site of a contract manufacturer or laboratory, with respect to any Korro Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has since January 1, 2020 received any unresolved Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting material noncompliance with any applicable Law, and, to the Knowledge of Korro, neither the FDA nor any other Governmental Authority is considering such action.

3.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of Korro, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Korro or any of its Subsidiaries or any Korro Associate (in his or her capacity as such) or any of the material assets owned or used by Korro or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Korro or any of its Subsidiaries, or any of the material assets owned or used by Korro or any of its Subsidiaries, is subject. To the Knowledge of Korro, no officer or other Key Employee of Korro or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Korro or any of its Subsidiaries or to any material assets owned or used by Korro or any of its Subsidiaries.

3.16 Tax Matters.

(a) Each of Korro and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where Korro or any of its Subsidiaries does not file a particular type of Tax Return that Korro or any of its Subsidiaries is subject to taxation by that jurisdiction that would be the subject of such a Tax Return.

(b) All material amounts of Taxes due and owing by Korro and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of Korro and each of its Subsidiaries for periods (or portions thereof) ending on or prior to the date of the Korro Balance Sheet do not materially exceed the accruals for current Taxes set forth on the Korro Balance Sheet. Since the date of the Korro Balance Sheet, neither Korro nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Each of Korro and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of Korro or any of its Subsidiaries.

(e) No deficiencies for a material amount of Taxes with respect to Korro or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any Liability in respect of Taxes of Korro or any of its Subsidiaries. Neither Korro nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither Korro nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial Contracts entered into in the Ordinary Course of Business with vendors, customers, lenders, or landlords (an “Ordinary Course Agreement”).

(g) Neither Korro nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Korro). Neither Korro nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Korro) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract (other than an Ordinary Course Agreement) or otherwise.

(h) Neither Korro nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Neither Korro nor any of its Subsidiaries has entered into any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j) Neither Korro nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount, advance payments or deferred revenue received or accrued on or prior to the Closing Date other than in respect of such amounts reflected in the Korro Balance Sheet or received in the Ordinary Course of

Business since the date of the Korro Balance Sheet; or (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(k) Section 3.16(k) of the Korro Disclosure Schedule sets forth the entity classification of Korro and each of its Subsidiaries for U.S. federal income tax purposes. Neither Korro nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.

(l) Neither Korro nor any of its Subsidiaries has taken or knowingly failed to take any action, nor to the Knowledge of Korro, are there any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.17 Employee and Labor Matters; Benefit Plans.

(a) Neither Korro nor any of its Subsidiaries is a party to, bound by the terms of, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, works council or labor organization representing any Korro Associate, and there are no labor unions, works council or labor organizations representing or, to the Knowledge of Korro, purporting to represent or seeking to represent any Korro Associates, including through the filing of a petition for representation election.

(b) Section 3.17(b) of the Korro Disclosure Schedule lists all material Korro Employee Plans.

(c) As applicable with respect to each material Korro Employee Plan, Korro has made available to Frequency, true and complete copies of (i) the plan document, including all amendments thereto, and in the case of an unwritten Employee Plan, a written description of all material terms thereof, (ii) all related trust instruments or other funding-related documents and insurance contracts, (iii) the summary plan description and each summary of material modifications thereto, (iv) the financial statements for the most recent year for which such financial statements are available (in audited form, if available or required by ERISA) and, where applicable, annual reports with any Governmental Authority (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) written results of any required compliance testing for the three most recent plan years, and (vii) all material, non-routine notices, filings or correspondence during the past three years with any Governmental Authority.

(d) Each Korro Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter with respect to such qualified status from the IRS to the effect that such plan is qualified under Section 401(a) of the Code and the related trust is exempt from federal income Taxes under Section 501(a) of the Code. To the Knowledge of Korro, nothing has occurred that would reasonably be expected to cause the loss of the qualified status of any such Korro Employee Plan or the Tax exempt status of any related trust.

(e) Each Korro Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Laws, including, without limitation, the Code and ERISA. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Korro, threatened with respect to any Korro Employee Plan. All material payments and/or contributions required to have been made with respect to all Korro Employee Plans have been made in accordance with the terms of the applicable Korro Employee Plan and applicable Law in all material respects and neither the Korro nor any Korro ERISA Affiliate has any material liability for any such unpaid contributions with respect to any Korro Employee Plan.

(f) Neither Korro, any of its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has any Liability with respect to (i) any “employee benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any Multiple Employer Plan, or (iv) any Multiple Employer Welfare Arrangement.

(g) No Korro Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement (the full cost of which is borne by such Person or such Person’s dependents or beneficiaries) or (ii) continuation coverage through the end of the month in which such termination or retirement occurs.

(h) No Korro Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(i) Each Korro Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Korro Employee Plan is, or to the Knowledge of Korro, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(j) Korro and its Subsidiaries are, and since January 1, 2020 have been, in material compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, harassment, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work. There are no Legal Proceedings pending or, to the Knowledge of Korro, threatened or reasonably anticipated against Korro or any of its Subsidiaries relating to any Korro Associate. Korro is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(k) Korro has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act (nor has Korro or any of its Subsidiaries has been under any requirement or obligation to issue any such notification), or incurred any Liability or obligation under the WARN Act that remains unsatisfied.

(l) There has never been, nor to the Knowledge of Korro has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Korro or its Subsidiaries. No event has occurred within the past six months, and no condition or circumstance exists, that would reasonably be expected to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(m) There is no contract, agreement, plan or arrangement to which Korro or any of its Subsidiaries is a party or by which it is bound to make any payment or compensate any Korro Associate for Taxes incurred pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(n) Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the Contemplated Transactions (either alone or in conjunction with any other event, including without limitation, a termination of employment) will result in any (i) payment (including severance, forgiveness of indebtedness or otherwise) or benefit becoming due to Korro Associate, (ii) increase in any benefits or the compensation payable under any Korro Employee Plan, (iii) acceleration of the time of payment, funding or vesting of any such compensation or benefits or any loan forgiveness, (iv) restriction on the right of Korro or any of its Subsidiaries or, after the consummation of Contemplated Transactions, the Surviving Corporation, to merge, amend, terminate or transfer any Korro Employee Plan, or (v) “excess parachute payment” (within the meaning of Section 280G of the Code).

3.18 Environmental Matters. Since January 1, 2020, Korro and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Korro of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Korro Material Adverse Effect. Neither Korro nor any of its Subsidiaries has received since January 1, 2020, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Korro or any of its Subsidiaries is not in compliance with any Environmental law, and, to the Knowledge of Korro, there are no circumstances that may prevent or interfere with Korro’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Korro Material Adverse Effect. To the Knowledge of Korro: (a) no current or prior owner of any property leased or controlled by Korro or any of its Subsidiaries has received since January 1, 2020, any written notice or other communication relating to property owned or leased at any time by Korro or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Korro or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (b) neither Korro nor any of its Subsidiaries has any material liability under any Environmental Law.

3.19 Insurance. Korro has made available to Frequency accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Korro and its Subsidiaries. Each of such insurance policies is in full force and effect and Korro and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2020, neither Korro nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Korro and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Korro or such Subsidiary for which Korro or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Korro of its intent to do so.

3.20 No Financial Advisors. Except as set forth on Section 3.20 of the Korro Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Korro.

3.21 Transactions with Affiliates. Section 3.21 of the Korro Disclosure Schedule describes any material transactions or relationships, since January 1, 2020, between, on one hand, Korro and, on the other hand, any (a) executive officer or director of Korro or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent of the voting power of the outstanding shares of Korro Common Stock or (c) to the Knowledge of Korro, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Korro) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.22 Privacy and Data Security.

(a) Korro and its Subsidiaries have complied with all applicable Privacy Laws and the applicable terms of any Korro Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Korro or any of its Subsidiaries in connection with the operation of Korro’s and its Subsidiaries’ business, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Korro Material Adverse Effect. To the Knowledge of Korro, Korro has implemented and maintains reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws, concerning the privacy, security, collection and use of Personal Information (the “Privacy Policies”) and has complied with the same, except for such noncompliance as has not to the Knowledge of Korro had, and would not reasonably be expected to have, individually or in the aggregate, a Korro Material Adverse Effect. To the Knowledge of Korro, as of the date hereof, no claims have been asserted or threatened against Korro by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Korro Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of Korro, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Korro data in the custody or control of Korro or any service provider acting on behalf of Korro, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Korro Contract.

(b) The information technology assets and equipment of Korro and its Subsidiaries (collectively, “Korro IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Korro and its Subsidiaries as currently conducted, and to the Knowledge of Korro, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Korro and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards to protect Personal Information processed by or on behalf of Korro and its Subsidiaries, any other material confidential information and the integrity and security of Korro IT Systems used in connection with their businesses, and during the past three years, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or Liability or the duty to notify any other Person.

3.23 Concurrent Financing.

(a) Korro has delivered to Frequency true, correct and complete copies of all definitive agreements related to the Concurrent Financing, including the Subscription Agreement, pursuant to which the Purchasers (as defined in the Subscription Agreement) party thereto (collectively, the “Purchasers”) have agreed, subject to the terms and conditions set forth therein, to purchase the number of shares of Korro Common Stock set forth therein in connection with the transactions contemplated by this Agreement. The Subscription Agreement has not been amended or modified prior to the date of this Agreement and as of the date hereof, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 5.27), and as of the date hereof, the respective obligations and commitments contained in the Subscription Agreement have not been withdrawn or rescinded in any respect.

(b) As of the date hereof, the Subscription Agreement is in full force and effect and is the legal, valid, binding and enforceable obligation of Korro, and, to the Knowledge of Korro, each of the Purchasers. There are no conditions precedent or other contingencies related to the funding of the full amount of the Concurrent Financing, other than as expressly set forth in the Subscription Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Korro or, to the Knowledge of Korro, any Purchaser under the Subscription Agreement. As of the date hereof, Korro has no reason to believe that any of the conditions to the Concurrent Financing as contemplated by the Subscription Agreement will not be satisfied.

3.24 No Other Representations or Warranties. Korro hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Frequency nor any other person on behalf of Frequency makes any express or implied representation or warranty with respect to Frequency or with respect to any other information provided to Korro, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Frequency set forth in Article IV (in each case as qualified and limited by the Frequency Disclosure Schedule)) none of Korro, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FREQUENCY AND MERGER SUB

Except (i) as set forth in the written disclosure schedule delivered by Frequency to Korro (the “Frequency Disclosure Schedule”) or (ii) as disclosed in the Frequency SEC Documents filed with the SEC on or before the day that is one (1) Business Day prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Frequency SEC Documents shall not be deemed disclosed for purposes of Sections 4.1(a), 4.1(b) or 4.3, Frequency and Merger Sub represent and warrant to Korro as follows:

4.1 Due Organization; Subsidiaries.

(a) Each of Frequency and its Subsidiaries (including Merger Sub) is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its formation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement. All of Frequency’s Subsidiaries are wholly owned by Frequency.

(b) Each of Frequency and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Frequency Material Adverse Effect.

(c) Except as set forth on Section 4.1(c) of the Frequency Disclosure Schedule, Frequency has no Subsidiaries other than Merger Sub and Frequency does not directly or indirectly own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Frequency is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Frequency has not agreed and is not obligated to make, nor is Frequency bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Frequency has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Frequency has delivered to Korro accurate and complete copies of the Organizational Documents of Frequency and Merger Sub. Neither Frequency nor Merger Sub is in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement. Each of Frequency and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Frequency Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Frequency and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Frequency Capital Stock to the stockholders of Korro pursuant to the terms of this Agreement, (c) determined to recommend the Frequency Board Recommendation to the stockholders of

Frequency, and (d) determined to approve and recommend the forms of the Charter Amendment Proposals to the stockholders of Frequency as promptly as practicable after the forms thereof are mutually agreed to by Frequency and Korro. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Frequency and Merger Sub and, assuming the due authorization, execution and delivery by Korro, constitutes the legal, valid and binding obligation of Frequency and Merger Sub, enforceable against each of Frequency and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required.

(a) The affirmative vote of a majority of the votes cast at the Frequency Stockholder Meeting (at which quorum is present) is the only vote of the holders of any class or series of Frequency Capital Stock necessary to approve this Agreement and the Contemplated Transactions, including the issuance of the shares of Frequency Common Stock to the stockholders of Korro in the Merger pursuant to the terms of this Agreement; and

(b) (i) If the Frequency Stockholder Meeting occurs after the Delaware Law Amendment Approval is obtained, the only vote of the holders of any class or series of Frequency Capital Stock necessary to approve an amendment to Frequency’s certificate of incorporation to effect the Charter Amendment Proposals is a vote at the Frequency Stockholder Meeting (at which quorum is present) in which the number of votes cast in favor of the Charter Amendment Proposals exceeds the number of votes cast against the Charter Amendment Proposals; or (ii) if the Delaware Law Amendment Approval is not obtained, the affirmative vote in favor of the Charter Amendment Proposals of a majority of the outstanding shares of Frequency Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Frequency Capital Stock necessary to approve an amendment to Frequency’s certificate of incorporation to affect the Charter Amendment Proposals (together with clause (a), the “Required Frequency Stockholder Vote”).

4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Frequency Stockholder Vote and the filing of the Certificate of Merger required by Delaware Law, neither (x) the execution, delivery or performance of this Agreement by Frequency or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Frequency or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Frequency or its Subsidiaries, or any of the assets owned or used by Frequency or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Frequency or its Subsidiaries or that otherwise relates to the business of Frequency, or any of the assets owned, leased or used by Frequency;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Frequency Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Frequency Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Frequency Material Contract, (C) accelerate the maturity or performance of any Frequency Material Contract or (D) cancel, terminate or modify any term of any Frequency Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Frequency or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 4.5 of the Frequency Disclosure Schedule under any Frequency Contract, (ii) the Required Frequency Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to Delaware Law and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Frequency nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Frequency Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of Delaware Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) The authorized capital stock of Frequency consists of (i) 200,000,000 shares of common stock, par value $0.001 per share (“Frequency Common Stock”), of which 36,926,285 shares have been issued and are outstanding as of July 12, 2023 and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share (“Frequency Preferred Stock”), of which no shares have been issued and are outstanding as of July 12, 2023. Frequency does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Frequency Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than under applicable securities Laws. None of the outstanding shares of Frequency Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Frequency Common Stock is subject to any right of first refusal in favor of Frequency. Except as contemplated herein, there is no Frequency Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Frequency Common Stock. Frequency is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Frequency Common Stock or other securities. Section 4.6(b) of the Frequency Disclosure Schedule accurately and completely lists all repurchase rights held by Frequency with respect to shares of Frequency Common Stock (including shares issued pursuant to the exercise of options) and specifies which of those repurchase rights are currently exercisable.

(c) Section 4.6(c) of the Frequency Disclosure Schedule sets forth a true and complete list, as of July 12, 2023, of each outstanding Frequency Option and Frequency Restricted Stock Unit award, including: (i) the name (or employee identification number) of the holder, (ii) the number of shares of Frequency Common Stock subject to such Frequency Option and/or Frequency Restricted Stock Units, (iii) the exercise price of each Frequency Option, (iv) the date of grant, (v) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares (and, if applicable, assuming achievement of the applicable performance metrics), (vi) the expiration date, as applicable, and (vii) whether the Frequency Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Frequency has made available to Korro accurate and complete copies of the following (except for such documents that are filed as an exhibit to a Frequency SEC Document): (A) the standard form of agreement evidencing Frequency Options and Frequency Restricted Stock Unit awards; and (B) each agreement evidencing a Frequency Option or Frequency Restricted Stock Unit award that does not conform in all material respects to the standard form agreement.

(d) Except as set forth on Section 4.6(c) of the Frequency Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Frequency, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Frequency, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Frequency is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Frequency.

(e) All outstanding shares of Frequency Common Stock and other securities of Frequency have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

4.7 SEC Filings; Financial Statements.

(a) Frequency has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2020 (the “Frequency SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Frequency SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Frequency SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Frequency SEC Documents (collectively, the “Frequency Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Frequency SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Frequency as of the respective dates thereof and the results of operations and cash flows of Frequency for the periods covered thereby. Other than as expressly disclosed in the Frequency SEC Documents filed prior to the date hereof, there has been no material change in Frequency’s accounting methods or principles that would be required to be disclosed in Frequency’s financial statements in accordance with GAAP. The books of account and other financial records of Frequency and each of its Subsidiaries are true and complete in all material respects.

(c) Frequency’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the

Knowledge of Frequency, “independent” with respect to Frequency within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Frequency, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth on Section 4.7(d) of the Frequency Disclosure Schedule, Frequency has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of Frequency Common Stock on Nasdaq. Frequency has not disclosed any unresolved comments in the Frequency SEC Documents.

(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Frequency, the Frequency Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Except as set forth on Section 4.7(f) of the Frequency Disclosure Schedule, Frequency is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.

(g) Frequency maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-l5(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Frequency maintains records that in reasonable detail accurately and fairly reflect Frequency’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Frequency Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Frequency’s assets that could have a material effect on Frequency’s financial statements. Frequency has evaluated the effectiveness of Frequency’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Frequency SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Frequency has disclosed to Frequency’s auditors and the Audit Committee of the Frequency Board (and made available to Frequency a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Frequency’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Frequency or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Frequency SEC Documents filed prior to the date hereof, Frequency’s internal control over financial reporting is effective and Frequency has not identified any material weaknesses in the design or operation of Frequency’s internal control over financial reporting.

(h) Frequency’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by Frequency in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Frequency’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Frequency Certifications and such disclosure controls and procedures are effective. Frequency has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-l5 of the Exchange Act.

(i) Frequency has not been and is not currently a “shell company” as defined under Section 12b-2 of the Exchange Act.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Frequency Disclosure Schedule, since January 1, 2023, Frequency and its Subsidiaries have conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Frequency Material Adverse Effect or (b) action, event or occurrence that would have required consent of Frequency pursuant to Section 5.2 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Neither Frequency nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Frequency Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Frequency or its Subsidiaries since the date of the Frequency Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Frequency or any of its Subsidiaries under Frequency Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and the Subscription Agreement and (e) Liabilities listed in Section 4.9 of the Frequency Disclosure Schedule.

4.10 Title to Assets. Each of Frequency and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Frequency Balance Sheet and (b) all other tangible assets reflected in the books and records of Frequency as being owned by Frequency. All of such assets are owned or, in the case of leased assets, leased by Frequency or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Neither Frequency nor any of its Subsidiaries owns or has ever owned any real property. Frequency has made available to Korro (a) an accurate and complete list of all real properties with respect to which Frequency directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Frequency or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Frequency Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Frequency Disclosure Schedule is an accurate, true and complete listing of all Frequency Registered IP including for each item (i) the record owner (and name of any other Person with an ownership interest in such item of Frequency Registered IP, if any), jurisdiction (or, with respect to domain names, the applicable registrar), status, date and registration or application number of each item, as applicable, (ii) the name of the record owner and any other Person that has an ownership interest in such item of Frequency Registered IP, and the nature of such ownership interest, and (iii) to the Knowledge of Frequency, any actions that are required to be taken within 180 days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of or response to any documents, applications or certificates, for the purposes of prosecuting, obtaining, perfecting, maintaining or renewing any Frequency Registered IP. Section 4.12(a) of the Frequency Disclosure Schedule also sets forth, as of the date of this Agreement, a list of all internet domain names with respect to which Frequency or any of its Subsidiaries are the registrant and, with respect to each domain name, the record owner of such domain name and if different, the legal and beneficial owner(s) of such domain name and the applicable domain name registrar.

(b) Section 4.12(b) of the Frequency Disclosure Schedule accurately identifies (i) all Frequency Contracts pursuant to which any Frequency IP Rights are licensed to Frequency (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Frequency’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Frequency or its Subsidiaries and their respective employees in Frequency’s standard form thereof) and (ii) whether the license or licenses granted to Frequency are exclusive or nonexclusive. Each Frequency Contract listed in Section 4.12(b) of the Frequency Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Frequency, its Subsidiaries and each other party thereto, and is enforceable against Frequency, its Subsidiaries and each other party thereto in accordance with its terms. Neither Frequency, its Subsidiaries, nor, to the Knowledge of Frequency, any other party to any Frequency Contract listed in Section 4.12(b) of the Frequency Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of, breach under, or intention to terminate (including by non-renewal), any Frequency Contract listed in Section 4.12(b) of the Frequency Disclosure Schedule.

(c) Except for instances that would not reasonably be expected to have, individually or in the aggregate, a Frequency Material Adverse Effect, Section 4.12(c) of the Frequency Disclosure Schedule accurately identifies each Frequency Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Frequency IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Frequency IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Frequency’s or its Subsidiaries’ benefit). Each Frequency Contract listed in Section 4.12(c) of the Frequency Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Frequency, its Subsidiaries and each other party thereto, and is enforceable against Frequency, its Subsidiaries and each other party thereto in accordance with its terms. Neither Frequency, its Subsidiaries nor, to the Knowledge of Frequency, any other party to any Frequency Contract listed in Section 4.12(c) of the Frequency Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of, breach under, or intention to terminate (including by non-renewal), any Frequency Contract listed in Section 4.12(c) of the Frequency Disclosure Schedule.

(d) Except as identified on Section 4.12(d) of the Frequency Disclosure Schedule, neither Frequency nor any of its Subsidiaries is bound by, and no Frequency IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Frequency or any of its Subsidiaries to use, exploit, assert, or enforce any Frequency IP Rights anywhere in the world.

(e) Frequency or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Frequency IP Rights (other than (i) Frequency IP Rights licensed to Frequency, or co-owned rights each as identified in Section 4.12(c) of the Frequency Disclosure Schedule, (ii) Frequency IP Rights that Frequency intends to abandon as identified in Section 4.12(a) of the Frequency Disclosure Schedule, (iii) any non-customized software that (A) is licensed to Frequency or its Subsidiaries solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Frequency or its Subsidiaries’ products or services and (iv) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) To the Knowledge of Frequency, all documents and instruments necessary to register or apply for or renew registration of Frequency Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority. To the Knowledge of Frequency, Frequency has filed all statements of use and paid all renewal and maintenance fees, annuities and other fees with respect to the Frequency Registered IP that are due or payable as of the date of this Agreement.

(ii) Except for instances that would not reasonably be expected to have, individually or in the aggregate, a Frequency Material Adverse Effect, each Person who is or was an employee, contractor or consultant of Frequency or any of its Subsidiaries and who is or was involved in the creation, discovery, reduction to practice or development of any Intellectual Property for Frequency or any of its Subsidiaries has signed a valid, enforceable written agreement containing a present assignment of all right, title and interest in and to such Intellectual Property to Frequency or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Frequency and its Subsidiaries.

(iii) To the Knowledge of Frequency, no current or former member, officer, director, or employee of Frequency or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Frequency IP Rights purported to be owned by Frequency. To the Knowledge of Frequency, no employee of Frequency or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Frequency or such Subsidiary or (B) in breach of any Contract with any former employer or other Person concerning Frequency IP Rights purported to be owned by Frequency or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Frequency IP Rights purported to be owned by Frequency or such Subsidiary.

(iv) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Frequency IP Rights in which Frequency or any of its Subsidiaries has an ownership interest, and no educational institution has any right to, or right to royalties for, or to impose any requirement on the manufacture or commercialization of any product incorporating, any Frequency IP Rights. No Governmental Authority has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, commercialization of, or right to royalties or other payments for any Frequency IP Rights. Without limiting the generality of the foregoing, no invention claimed or covered by any Patent within the Frequency IP Rights (A) was conceived or reduced to practice in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, (B) is a “subject invention” as that term is described in 35 U.S.C. Section 201(e), or (C) is otherwise subject to the provisions of the Bayh-Dole Act or any similar Law of any other jurisdiction, including with respect to any Patents that are part of the Frequency IP Rights.

(v) Frequency and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect, maintain and enforce its rights in all proprietary information that Frequency or such Subsidiary holds, or purports to hold, as confidential or a trade secret. To the Knowledge of Frequency, neither Frequency nor any of its Subsidiaries has made any of its trade secrets or other material confidential or proprietary information that it intended to maintain as confidential information available to any other Person except pursuant to written agreements requiring such Person to maintain the confidentiality of such trade secrets or confidential information. To the Knowledge of Frequency, there have been no material security breaches, outages, violations or unauthorized access to any of the proprietary information that Frequency or any of its Subsidiaries holds, or purports to hold, as confidential or a trade secret.

(vi) Neither Frequency nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Frequency IP Rights to any other Person.

(vii) To the Knowledge of Frequency, neither Frequency nor any of its Subsidiaries has taken or failed to take any action that could be reasonably expected to result in the abandonment, invalidity, cancellation, forfeiture, relinquishing, invalidation or unenforceability of any Frequency IP Rights (including with respect to any trademark, a failure to exercise adequate quality controls or an assignment in gross without the accompanying goodwill). Each item of Frequency IP Right has been duly maintained and is not expired, abandoned or cancelled. To the Knowledge of Frequency, each of the Patents included in the Frequency IP Rights identifies each and every inventor of the claims thereof as determined in accordance with the applicable laws of the jurisdiction in which such Patent is issued or pending. To the Knowledge of

Frequency, neither Frequency nor any of its Subsidiaries has engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Frequency IP Right. To the Knowledge of Frequency, each of Frequency and its Subsidiaries and their respective patent counsel have complied with its duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Frequency IP Rights for which Frequency or any of its Subsidiaries is responsible for prosecuting.

(viii) To the Knowledge of Frequency, the Frequency IP Rights constitute all Intellectual Property necessary for Frequency to conduct its business as currently conducted or proposed to be conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(f) Frequency has delivered, or made available to Korro, a complete and accurate copy of all material Frequency IP Rights Agreements.

(g) To the Knowledge of Frequency, the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Frequency does not violate any license or agreement between Frequency or its Subsidiaries and any third party in any material respect, and, to the Knowledge of Frequency, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Frequency Material Adverse Effect. To the Knowledge of Frequency, no third party is infringing upon any Patents owned by Frequency within the Frequency IP Rights, or otherwise violating any Frequency IP Rights Agreement.

(h) As of the date of this Agreement, neither Frequency nor any of its Subsidiaries is a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Frequency IP Rights. To the Knowledge of Frequency, none of the Frequency IP Rights have been adjudged invalid or unenforceable in whole or part, and all Frequency IP Rights are in full force and effect. None of the Frequency IP Rights have been subject to any interference, derivation, reexamination (including ex parte reexamination, inter partes reexamination, inter partes review, or post grant review), reissue, cancellation, opposition, claim, allegation or other action, including any proceeding in which the scope, validity, inventorship, ownership or enforceability of any Frequency IP Rights is being, has been, or could reasonably be expected to be, contested or challenged. Neither Frequency nor any of its Subsidiaries received any written notice asserting that any Frequency IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Frequency or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(i) To the Knowledge of Frequency, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Frequency conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have a Frequency Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Frequency or its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Frequency in accordance with GAAP. Section 4.12(i) of the Frequency Disclosure Schedule sets forth all material unregistered trademarks included in the Frequency IP Rights.

(j) Except (i) as would reasonably be expected to have a Frequency Material Adverse Effect, (ii) as may be set forth in Section 4.12(b) or 4.12(c) of the Frequency Disclosure Schedule or as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by Frequency (A) neither Frequency nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Frequency or any of its Subsidiaries, taken as a whole and (B) neither Frequency nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(k) Neither Frequency nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant, assignment or transfer to any other third party of any license or other right to or in any Frequency IP Rights, (ii) result in breach of, default under termination of, or acceleration or modification of such Contract with respect to any Frequency IP Rights, (iii) alter, encumber, impair or extinguish, or result in any Encumbrance with respect to, the right of Frequency or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Frequency IP Rights or portion thereof or (iv) result in Frequency or any of its Subsidiaries being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or to any obligation to grant any rights in or to any Frequency IP Rights, except, in each of (i), (ii), (iii) and (iv), for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Frequency Material Adverse Effect.

4.13 Agreements, Contracts and Commitments.

(a) Section 4.13 of the Frequency Disclosure Schedule lists the following Frequency Contracts in effect as of the date of this Agreement other than the Subscription Agreement (each, a “Frequency Material Contract” and collectively, the “Frequency Material Contracts”):

(i) each Frequency Contract that is a collective bargaining agreement or other agreement or arrangement with any labor union, works council or labor organization;

(ii) each Frequency Contract for the employment or engagement of any individual on an employee, consulting or other basis that provides for annual base compensation in excess of $350,000;

(iii) each Frequency Contract with any Frequency Associate that provides for retention, change in control, transaction or other similar payments or benefits, whether or not payable as a result of the Contemplated Transactions;

(iv) each Frequency Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Frequency Contract containing (A) any covenant limiting the freedom of Frequency or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture, or distribution of Frequency’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(vi) each Frequency Contract (A) pursuant to which any Person granted Frequency an exclusive license under any Intellectual Property, or (B) pursuant to which Frequency granted any Person an exclusive license under any Frequency IP Rights;

(vii) each Frequency Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(viii) each Frequency Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;

(ix) each Frequency Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Frequency or any loans or debt obligations with officers or directors of Frequency;

(x) each Frequency Contract requiring payment by or to Frequency after the date of this Agreement in excess of $500,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any preclinical or clinical development activities of Frequency, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Frequency or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Frequency or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Frequency or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Frequency or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Frequency or any of its Subsidiaries, in each case, except for Frequency Contracts entered into in the Ordinary Course of Business;

(xi) each Frequency Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Frequency in connection with the Contemplated Transactions;

(xii) each Frequency Contract to which Frequency or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Frequency or such Subsidiary in excess of $100,000;

(xiii) a Frequency Real Estate Lease;

(xiv) a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Frequency Disclosure Schedule; or

(xv) any other Frequency Contract that is not terminable at will (with no penalty or payment) by Frequency or any of its Subsidiaries, and (A) which involves payment or receipt by Frequency or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate or (B) that is material to the business or operations of Frequency and its Subsidiaries taken as a whole.

(b) Frequency has delivered or made available to Korro accurate and complete copies of all Frequency Material Contracts, including all amendments thereto. There are no Frequency Material Contracts that are not in written form. Frequency has not, nor, to Frequency’s Knowledge as of the date of this Agreement, has any other party to a Frequency Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Frequency Material Contract in such manner as would permit any other party to cancel or terminate any such Frequency Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Frequency Material Adverse Effect. As to Frequency and its Subsidiaries, as of the date of this Agreement, each Frequency Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Frequency Material Contract to change, any material amount paid or payable to Frequency under any Frequency Material Contract or any other material term or provision of any Frequency Material Contract.

4.14 Compliance; Permits; Restrictions.

(a) Frequency and each of its Subsidiaries is, and since January 1, 2020, has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Frequency, threatened against Frequency or any of its Subsidiaries. There is no agreement or Order binding upon Frequency or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Frequency or any of its Subsidiaries, any acquisition of material property by Frequency or any of its Subsidiaries or the conduct of business by Frequency or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Frequency’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Each of Frequency and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Frequency and Merger Sub as currently conducted (collectively, the “Frequency Permits”). Section 4.14(b) of the Frequency Disclosure Schedule identifies each Frequency Permit. Each of Frequency and its Subsidiaries is in material compliance with the terms of the Frequency Permits. No Legal Proceeding is pending or, to the Knowledge of Frequency, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Frequency Permit.

(c) There are no Legal Proceedings pending or, to the Knowledge of Frequency, threatened with respect to an alleged material violation by Frequency or any of its Subsidiaries of the FDCA, PHSA, FDA regulations adopted thereunder, the Controlled Substances Act or any other Law promulgated by a Drug Regulatory Agency.

(d) Each of Frequency and its Subsidiaries holds all required material Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Frequency and Merger Sub as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Frequency Product Candidates”) (collectively, the “Frequency Regulatory Permits”) and no such Frequency Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any material, adverse manner. Frequency has timely maintained and is in compliance in all material respects with the Frequency Regulatory Permits and neither Frequency nor any of its Subsidiaries has, since January 1, 2020, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Frequency Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Frequency Regulatory Permit.

(e) All clinical trials, preclinical studies and other studies and tests conducted by or on behalf of, or sponsored by, Frequency or its Subsidiaries, in which the Frequency Product Candidates have participated, were and, if still pending, are being conducted in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Other than as set forth on Section 4.14(e) of the Frequency Disclosure Schedule, neither Frequency nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or, to the Knowledge of Frequency, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Frequency or any of its Subsidiaries or in which the Frequency Product Candidates have participated.

(f) Neither Frequency nor any of its Subsidiaries has, and, to the Knowledge of Frequency, any contract manufacturer with respect to any Frequency Product Candidate, is the subject of any pending or, to the Knowledge of Frequency, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other applicable Law. To the Knowledge of Frequency, neither Frequency nor any of its Subsidiaries nor any contract manufacturer with respect to any Frequency Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of Frequency’s business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto, or any other applicable Law. None of Frequency, any of its Subsidiaries, and to the Knowledge of Frequency, any contract manufacturer with respect to any Frequency Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion under (i) 21 U.S.C. Section 335a (ii) 42 U.S.C. § 1320a-7, or (iii) any other applicable Law. To the Knowledge of Frequency, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Frequency, any of its Subsidiaries, and to the Knowledge of the Frequency, any contract manufacturer with respect to any Frequency Product Candidate, or any of its officers, employees or agents. Neither Frequency nor any of its Subsidiaries is a party to or has any reporting obligations under any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority.

(g) All manufacturing operations conducted by, or to the Knowledge of Frequency, for the benefit of, Frequency or its Subsidiaries in connection with any Frequency Product Candidate, since January 1, 2020, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210 and 211, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) No laboratory or manufacturing site owned by Frequency or its Subsidiaries, and to the Knowledge of Frequency, no manufacturing site of a contract manufacturer or laboratory, with respect to any Frequency Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has since January 1, 2020, received any unresolved Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting material noncompliance with any applicable Law, and, to the Knowledge of Frequency, neither the FDA nor any other Governmental Authority is considering such action.

4.15 Legal Proceedings; Orders.

(a) Except as set forth in Section 4.15 of the Frequency Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Frequency, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Frequency or any of its Subsidiaries or any Frequency Associate (in his or her capacity as such) or any of the material assets owned or used by Frequency or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Frequency or any of its Subsidiaries, or any of the material assets owned or used by Frequency or any of its Subsidiaries is subject. To the Knowledge of Frequency, no officer or other Key Employee of Frequency or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Frequency or any of its Subsidiaries or to any material assets owned or used by Frequency or any of its Subsidiaries.

4.16 Tax Matters.

(a) Each of Frequency and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a

Governmental Authority in a jurisdiction where Frequency or any of its Subsidiaries does not file a particular type of Tax Return that Frequency or any of its Subsidiaries is subject to taxation by that jurisdiction that would be the subject of such a Tax Return.

(b) All material amounts of Taxes due and owing by Frequency and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of Frequency and each of its Subsidiaries for periods (or portions thereof) ending on or prior to the date of the Frequency Balance Sheet do not materially exceed the accruals for current Taxes set forth on the Frequency Balance Sheet. Since the date of the Frequency Balance Sheet, neither Frequency nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Each of Frequency and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of Frequency or any of its Subsidiaries.

(e) No deficiencies for a material amount of Taxes with respect to Frequency or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, examinations, assessments or other actions for or relating to any Liability in respect of Taxes of Frequency or any of its Subsidiaries. Neither Frequency nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither Frequency nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than Ordinary Course Agreements.

(g) Neither Frequency nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Frequency). Neither Frequency nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Frequency and Merger Sub) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract (other than an Ordinary Course Agreement) or otherwise.

(h) Neither Frequency nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Neither Frequency nor any of its Subsidiaries has entered into any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j) Neither Frequency nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount, advance payments or deferred revenue received or accrued on or prior to the Closing Date other than in respect of such amounts reflected in the Frequency Balance Sheet or received in the Ordinary Course of Business since the date of the Frequency Balance Sheet; or (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(k) Section 4.16(k) of the Frequency Disclosure Schedule sets forth the entity classification of Frequency and each of its Subsidiaries for U.S. federal income tax purposes. Neither Frequency nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.

(l) Neither Frequency nor any of its Subsidiaries has taken or knowingly failed to take any action, nor to the Knowledge of Frequency, are there any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.17 Employee and Labor Matters; Benefit Plans.

(a) Neither Frequency nor any of its Subsidiaries is a party to, bound by the terms of, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, works council or labor organization representing any Frequency Associate, and there are no labor unions, works council or labor organizations representing or, to the Knowledge of Frequency, purporting to represent or seeking to represent any Frequency Associates, including through the filing of a petition for representation election.

(b) Section 4.17(b) of the Frequency Disclosure Schedule lists all material Frequency Employee Plans.

(c) As applicable with respect to each material Frequency Employee Plan, Frequency has made available to Korro, true and complete copies of (i) the plan document, including all amendments thereto, and in the case of an unwritten Employee Plan, a written description of all material terms thereof, (ii) all related trust instruments or other funding-related documents and insurance contracts, (iii) the summary plan description and each summary of material modifications thereto, (iv) the financial statements for the most recent year for which such financial statements are available (in audited form, if available or required by ERISA) and, where applicable, annual reports with any Governmental Authority (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) written results of any required compliance testing for the three most recent plan years, and (vii) all material, non-routine notices, filings or correspondence during the past three years with any Governmental Authority.

(d) Each Frequency Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter with respect to such qualified status from the IRS to the effect that such plan is qualified under Section 401(a) of the Code and the related trust is exempt from federal income Taxes under Section 501(a) of the Code. To the Knowledge of Frequency, nothing has occurred that would reasonably be expected to cause the loss of the qualified status of any such Frequency Employee Plan or the Tax exempt status of any related trust.

(e) Each Frequency Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Laws, including, without limitation, the Code and ERISA. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Frequency, threatened with respect to any Frequency Employee Plan. All payments and/or contributions required to have been made with respect to all Frequency Employee Plans have been made in accordance with the terms of the applicable Frequency Employee Plan and applicable Law in all material respects and neither the Frequency nor any Frequency ERISA Affiliate has any Liability for any such unpaid contributions with respect to any Frequency Employee Plan.

(f) Neither Frequency, any of its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has any Liability with respect to (i) any “employee benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any Multiple Employer Plan, or (iv) any Multiple Employer Welfare Arrangement.

(g) No Frequency Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement (the full cost of which is borne by such Person or such Person’s dependents or beneficiaries) or (ii) continuation coverage through the end of the month in which such termination or retirement occurs.

(h) No Frequency Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(i) Each Frequency Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Frequency Employee Plan is, or to the Knowledge of Frequency, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(j) Frequency and its Subsidiaries are, and since January 1, 2020 have been, in material compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, harassment, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work. There are no Legal Proceedings pending or, to the Knowledge of Frequency, threatened or reasonably anticipated against Frequency or any of its Subsidiaries relating to any Frequency Associate. Frequency is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(k) Frequency has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act (nor has Frequency or any of its Subsidiaries been under any requirement or obligation to issue any such notification), or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(l) There has never been, nor to the Knowledge of Frequency has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Frequency or its Subsidiaries. No event has occurred within the past six months, and no condition or circumstance exists, that would reasonably be expected to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(m) There is no contract, agreement, plan or arrangement to which Frequency or any of its Subsidiaries is a party or by which it is bound to make any payment or compensate any Frequency Associate for Taxes incurred pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(n) Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the Contemplated Transactions (either alone or in conjunction with any other event, including without limitation, a termination of employment) will result in any (i) payment (including severance, forgiveness of indebtedness or otherwise) or benefit becoming due to Frequency Associate, (ii) increase in any benefits or the compensation payable under any Frequency Employee Plan, (iii) acceleration of the time of payment, funding or vesting of any such compensation or benefits or any loan forgiveness, (iv) restriction on the right of Frequency or any of its Subsidiaries or, after the consummation of Contemplated Transactions, the Surviving Corporation, to merge, amend, terminate or transfer any Frequency Employee Plan, or (v) “excess parachute payment” (within the meaning of Section 280G of the Code).

4.18 Environmental Matters. Since January 1, 2020, Frequency and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Frequency of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Frequency Material Adverse Effect. Neither Frequency nor any of its Subsidiaries has received since January 1, 2020, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Frequency or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Frequency, there are no circumstances that may prevent or interfere with Frequency’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Frequency Material Adverse Effect. To the Knowledge of Frequency: (a) no current or prior owner of any property leased or controlled by Frequency or any of its Subsidiaries has received since January 1, 2020, any written notice or other communication relating to property owned or leased at any time by Frequency or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Frequency or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (b) neither Frequency nor any of its Subsidiaries has any material liability under any Environmental Law.

4.19 Insurance. Frequency has made available to Korro accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Frequency and its Subsidiaries (including Merger Sub). Each of such insurance policies is in full force and effect and Frequency and its Subsidiaries (including Merger Sub) are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2020, neither Frequency nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Frequency and its Subsidiaries (including Merger Sub) has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Frequency or such Subsidiary for which Frequency or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Frequency or any of its Subsidiaries of its intent to do so.

4.20 Transactions with Affiliates. Except as set forth in the Frequency SEC Documents filed prior to the date of this Agreement, since the date of Frequency’s last proxy statement filed in 2022 with the SEC, no event has occurred that would be required to be reported by Frequency pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Frequency Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Frequency as of the date of this Agreement.

4.21 No Financial Advisors. Except as set forth on Section 4.21 of the Frequency Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Frequency.

4.22 Valid Issuance; No Bad Actor. The Frequency Capital Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable. To the Knowledge of Frequency, as of the date of this Agreement and as of the Closing, no “bad actor” disqualifying event described in Rule 506(d)(l)(i)-(viii) of the Securities Act (a “Disqualifying Event”) is applicable to Frequency or, to Frequency’s Knowledge, any Frequency Covered Person, except for a Disqualifying Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable.

4.23 Privacy and Data Security.

(a) Frequency and its Subsidiaries have complied with all applicable Privacy Laws and the applicable terms of any Frequency Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Frequency or any of its Subsidiaries in connection with the operation of Frequency’s and its Subsidiaries’ business, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Frequency Material Adverse Effect. To the Knowledge of Frequency, Frequency has implemented and maintains reasonable Privacy Policies and has complied with its Privacy Policies, except for such noncompliance as has not to the Knowledge of the Frequency had, and would not reasonably be expected to have, individually or in the aggregate, a Frequency Material Adverse Effect. To the Knowledge of Frequency, as of the date hereof, no claims have been asserted or threatened against Frequency by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Frequency Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of Frequency, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Frequency data in the custody or control of Frequency or any service provider acting on behalf of Frequency, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Frequency Contract.

(b) The information technology assets and equipment of Frequency and its Subsidiaries (collectively, “Frequency IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Frequency and its Subsidiaries as currently conducted, and to the Knowledge of Frequency, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Frequency and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards to protect Personal Information processed by or on behalf of Frequency and its Subsidiaries, any other material confidential information and the integrity and security of Frequency IT Systems used in connection with their businesses, and during the past three years, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other Person.

4.24 Opinion of Financial Advisor. The Frequency Board has received an opinion from Cowen and Company, LLC to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and limitation and qualifications on the review undertaken set forth therein, the Korro Equity Value was fair, from a financial point of view, to Frequency.

4.25 No Other Representations or Warranties. Frequency hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Frequency nor any of its Subsidiaries nor any other person on behalf of Frequency or its Subsidiaries makes any express or implied representation or warranty with respect to Frequency or its Subsidiaries or with respect to any other information provided to Korro, its stockholders or any of its Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Frequency set forth in Article IV (in each case as qualified and limited by the Frequency Disclosure Schedule)) none of Korro, its Representatives, stockholders or members, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE V

COVENANTS

5.1 Conduct of Korro’s Business. From the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII (the “Pre-Closing Period”), except as set forth on Section 5.1 of the Korro Disclosure Schedule, as required by applicable Law, as otherwise provided by this Agreement and the Contemplated Transactions or with Frequency’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Korro shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to conduct its operations in the Ordinary Course of Business and to preserve intact the present business organizations and goodwill of the business and the present relationships of the business with material customers and suppliers. Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth in Section 5.1 of the Korro Disclosure Schedule, as required by applicable Law, as otherwise specifically provided by this Agreement and the Contemplated Transactions or with Frequency’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Korro shall not, and shall cause its Subsidiaries not to:

(a) sell, lease, license or otherwise dispose of any material assets of Korro, or in either case, any interests therein, except (i) pursuant to existing Contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the Ordinary Course of Business;

(b) take any action with respect to any equity interests of Korro or any of its Subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

(c) create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness, other than the incurrence of indebtedness in the Ordinary Course of Business;

(d) issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance or dispose of any Korro Capital Stock or the securities of any Subsidiary of Korro;

(e) create or otherwise incur any Encumbrance on any material asset of Korro or any of its Subsidiaries, other than Permitted Encumbrances;

(f) make any loans, advances or capital contributions to, or investments in, any Person other than Korro, other than in the Ordinary Course of Business in all material respects;

(g) adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any Contract listed in Section 3.12 of the Korro Disclosure Schedule, other than any amendment or modification entered into in the Ordinary Course of Business and containing terms not materially less favorable to Korro than the terms of such Contract in effect as of the date of this Agreement;

(h) enter into any Contract that would be required to be disclosed in Section 3.12 of the Korro Disclosure Schedule if such Contract were in effect as of the date of this Agreement, other than any such Contract entered into in the Ordinary Course of Business;

(i) except as required by any Korro Employee Plan or as required by applicable Law, (i) increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any Korro Associate provided that such increases do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for Korro and its Subsidiaries, (ii) grant or pay any bonuses to any Korro Associate, (iii) establish, enter into or adopt any new Korro Employee Plan or any plan, program, policy, agreement or arrangement that would be a Korro Employee Plan if it was in effect on the date hereof or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Korro and its Subsidiaries or the Surviving Corporation, any existing Korro Employee Plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any Korro Associate, (iv) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any Korro Associate, (v) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards under any Korro Employee Plan or (vi) hire, terminate (other than for cause), promote or change the employment status or title of any Korro Associate, except that in each case for (i) through (vi) in this Section 5.1(i), Korro shall be permitted to take any action as set forth herein in the Ordinary Course of Business;

(j) adopt, enter into, amend or terminate any collective bargaining agreement or Contract with any labor union, works council or labor organization;

(k) settle any material Legal Proceeding involving Korro or any of its Subsidiaries or relating to the transactions contemplated by this Agreement, other than in the Ordinary Course of Business in all material respects;

(l) make or change any material Tax election, change any annual Tax accounting period, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Korro following the Closing;

(m) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;

(n) make any material change in any method of financial accounting or financial accounting practice of Korro or any of its Subsidiaries, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(o) other than in connection with actions contemplated by this Agreement, adopt, approve, consent to or propose any change in the Organizational Documents of Korro or any of its Subsidiaries; or

(p) agree or commit to do any of the foregoing.

Notwithstanding the generality of the foregoing, nothing set forth in this Section 5.1 shall restrict Korro’s right to effectuate the Concurrent Financing. Nothing contained in this Agreement shall give Frequency, directly or indirectly, the right to control or direct the operations of Korro prior to the Effective Time. Prior to the Effective Time, Korro shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.2 Conduct of Frequency’s Business. During the Pre-Closing Period, except as set forth on Section 5.2 of the Frequency Disclosure Schedule, as required by applicable Law, as otherwise provided by this Agreement and the Contemplated Transactions or with Korro’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Frequency shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to conduct its operations in the Ordinary Course of Business and to preserve intact the present business organizations and goodwill of the business and the present relationships of the business with material customers and suppliers. Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth in Section 5.2 of the Frequency Disclosure Schedule, as required by applicable Law, as otherwise specifically provided by this Agreement and the Contemplated Transactions or with Korro’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Frequency shall not, and shall cause its Subsidiaries not to:

(a) sell, lease, license or otherwise dispose of any material assets of Frequency, or in either case, any interests therein, except (i) pursuant to existing Contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the Ordinary Course of Business;

(b) take any action with respect to any equity interests of Frequency or any of its Subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

(c) create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness;

(d) issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance or dispose of any Frequency Capital Stock or the securities of any Subsidiary of Frequency;

(e) create or otherwise incur any Encumbrance on any material asset of Frequency, other than Permitted Encumbrances;

(f) make any loans, advances or capital contributions to, or investments in, any Person other than Frequency;

(g) adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any Contract listed in Section 4.13 of the Frequency Disclosure Schedule, other than any amendment or modification entered into in the Ordinary Course of Business and containing terms, not materially less favorable to Frequency than the terms of such Contract in effect as of the date of this Agreement;

(h) enter into any Contract that would be required to be disclosed in Section 4.13 of the Frequency Disclosure Schedule if such Contract were in effect as of the date of this Agreement;

(i) except as required by any Frequency Employee Plan, as required by applicable Law or with respect to the adoption and approval of the 2023 Plans, (i) increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any Frequency Associate, other than annual increases in base compensation in the Ordinary Course of Business with respect to employees whose annual base compensation is less than $135,000 and provided that such increases do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for Frequency and its Subsidiaries, (ii) grant or pay any bonuses to any Frequency Associate, (iii) establish, enter into or adopt any new Frequency Employee Plan or any plan, program, policy, agreement or arrangement that would be a Frequency Employee Plan if it was in effect on the date hereof or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Frequency and its Subsidiaries or the Surviving Corporation, any existing Frequency Employee Plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any Frequency Associate, (iv) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any Frequency Associate, (v) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards under any Frequency Employee Plan or (vi) hire, terminate (other than for cause), promote or change the employment status or title of any Frequency Associate;

(j) adopt, enter into, amend or terminate any collective bargaining agreement or Contract with any labor union, works council or labor organization;

(k) settle any material Legal Proceeding involving Frequency or relating to the transactions contemplated by this Agreement;

(l) make or change any material Tax election, change any annual Tax accounting period, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Frequency following the Closing;

(m) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;

(n) make any material change in any method of financial accounting or financial accounting practice of Frequency, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(o) other than in connection with actions contemplated by this Agreement, adopt, approve, consent to or propose any change in the Organizational Documents of Frequency; or

(p) agree or commit to do any of the foregoing.

Notwithstanding the generality of the foregoing, nothing set forth in this Section 5.2 shall restrict Frequency’s right to effectuate the MS Asset Disposition. Nothing contained in this Agreement shall give Korro, directly or indirectly, the right to control or direct the operations of Frequency prior to the Effective Time. Prior to the Effective Time, Frequency shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Frequency, on the one hand, and Korro, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (iii) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem reasonably necessary or appropriate, and (iv) provide the other Party with copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Frequency or Korro pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

5.4 No Solicitation.

(a) Each of Frequency and Korro agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person (other than Korro or Frequency) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.9), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.4(a) and subject to compliance with this Section 5.4(a), prior to the approval of this Agreement by Frequency’s stockholders (i.e., the Required Frequency Stockholder Vote), Frequency may furnish non-public information regarding Frequency or its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by Frequency which the Frequency Board determines in good faith, after consultation with Frequency’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Frequency nor any Representative shall have breached this Section 5.4(a) in any material respect, (B) the Frequency Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the Frequency Board under applicable Law, (C) at least two Business Days prior to initially furnishing any such non-public information to, or entering into discussions with, such Person, Frequency gives Korro written notice of the identity of such Person to Korro, and of Frequency’s intention to furnish non-public information to, or enter into discussions with, such Person, (D) Frequency receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least two Business Days prior to furnishing any such non-public information to such Person, Frequency furnishes such non-public information to Korro (to the extent such information has not been previously furnished by Frequency to Korro). Without limiting the generality of the foregoing, Frequency acknowledges and agrees that, in the event any Representative of Frequency takes any action that, if taken by Frequency, would constitute a breach of this Section 5.4(a) by Frequency, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4(a) by Frequency for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and provide a copy of the Acquisition Proposal or Acquisition Inquiry, of if the Acquisition Proposal or Acquisition Inquiry is not written, the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto. In addition to the foregoing, each Party shall provide the other Party with at least four Business Days’ written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any non-public information provided to such Person.

5.5 Notification of Certain Matters.

(a) During the Pre-Closing Period, each of Korro, on the one hand, and Frequency, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (ii) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, (iii) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (iv) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VI impossible or materially less likely. No such notice shall be deemed to supplement or amend the Korro

Disclosure Schedule or the Frequency Disclosure Schedule for the purpose of (A) determining the accuracy of any of the representations and warranties made by Korro or Frequency in this Agreement or (B) determining whether any condition set forth in Article VI has been satisfied.

(b) During the Pre-Closing Period, Frequency shall use reasonable best efforts to consult with Korro during the negotiation process for, and prior to taking any material action with respect to, any amendment to, sublicence or the potential early termination of the Frequency Lease Agreement, and shall consider any input received from Korro in good faith prior to taking any such action.

(c) Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 6.2(b) or 6.3(b), as applicable, unless such failure to provide such notice was knowing and intentional.

5.6 MS Asset Disposition.

(a) Prior to the Closing, Frequency shall be entitled, but under no obligation, to sell, transfer, license, assign or otherwise divest any or all of the assets and rights relating to Frequency’s MS remyelination program (the “MS Assets”) in a transaction or series of transactions (the “MS Asset Disposition”). Subject to the provisions of this Section 5.6(a) and the CVR Agreement, Frequency may, in contemplation of the MS Asset Disposition, (a) establish one or more Subsidiaries to hold the MS Assets, (b) transfer to any such Subsidiary any or all of the MS Assets and the liabilities and obligations related thereto and (c) take such other steps that are reasonably necessary to prepare for the MS Asset Disposition. For clarity, if Frequency transfers the MS Assets to one or more Subsidiaries, the terms of this Section 5.6 shall apply to such Subsidiaries in addition to Frequency. Each Party further acknowledges that Frequency may not be successful in completing, or may determine not to proceed, with the MS Asset Disposition. Notwithstanding the foregoing, Frequency may not enter into any agreement with respect to the MS Asset Disposition that would result in a material continuing obligation or liability without the prior written consent of Korro (not to be unreasonably withheld, conditioned or delayed), provided, however, that Frequency shall provide Korro with a copy of any agreement with respect to an MS Asset Disposition that would be reasonably likely to result in a material continuing obligation or liability of either Frequency or Korro on or after the Effective Time at least five Business Days prior to entry into such agreement.

(b) In the event that the MS Asset Disposition has not occurred on or prior to the Closing Date, for a period of one year following the Closing Date, Frequency shall use commercially reasonable efforts to sell, transfer, assign, out-license or otherwise divest the MS Assets with a term of not more than 10 years. For the avoidance of doubt, the net proceeds from such sale, transfer, license, assignment or other divestiture or commercialization of the MS Assets following the Effective Time shall be payable to the holders of CVRs pursuant to the CVR Agreement.

5.7 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, (i) Frequency shall, in cooperation with Korro, prepare and file with the SEC a proxy statement relating to the Frequency Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Frequency, in cooperation with Korro, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Frequency Common Stock to be issued by virtue of the Merger. Each of Frequency and Korro shall use their reasonable best efforts to respond promptly to any comments of the SEC or its staff and to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Frequency Common Stock pursuant to the Merger. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.

(b) Frequency covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. Korro covenants and agrees that the information supplied by or on behalf of Korro and its Subsidiaries to Frequency for inclusion in the Registration Statement (including the Korro Financial Statements) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Frequency makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by Korro or its Subsidiaries or any of their Representatives for inclusion therein. Korro and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments on the SEC prior to the filing thereof with the SEC; provided, however, that the foregoing shall not apply to any amendment to the Registration Statement pertaining to a Frequency Board Adverse Recommendation Change. Each of the Parties shall use commercially reasonable efforts to cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC.

(c) Each of the Parties shall cause the Proxy Statement to be mailed to Frequency’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If Frequency, Merger Sub or Korro become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Frequency stockholders.

(d) Korro shall reasonably cooperate with Frequency and provide, and cause its Representatives to provide, Frequency and its Representatives, with all true, correct and complete information regarding Korro and its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by Frequency to be included in the Registration Statement. Without limiting the foregoing, Korro will use commercially reasonable efforts to cause to be delivered to Frequency a letter of Korro’s independent accounting firm, dated no more than two Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Frequency), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

5.8 Korro Stockholder Written Consent.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two Business Days thereafter, Korro shall prepare, with the cooperation of Frequency, and cause to be mailed to its stockholders an information statement, which shall include a copy of the Proxy Statement (the “Information Statement”), and the Korro Stockholder Written Consent, in order to solicit the approval of Korro’s stockholders, including but not limited to Korro’s stockholders sufficient for the Required Korro Stockholder Vote in lieu of a meeting pursuant to Section 228 of Delaware Law, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of Delaware Law, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of Delaware Law and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives an rights to receive payment of the fair value of its capital stock under Delaware Law. Korro shall use its reasonable best efforts to cause Korro’s stockholders sufficient for the Required Korro Stockholder Vote to execute and deliver to Korro the Korro Stockholder Written Consent promptly following delivery thereof. Promptly following receipt of the duly executed Korro Stockholder Written Consent, Korro shall deliver a copy of the duly executed Korro Stockholder Written Consent to Frequency. Under no circumstances shall Korro assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b) Promptly following receipt of the Required Korro Stockholder Vote, Korro shall prepare and mail a notice to every stockholder of Korro that did not execute the Korro Stockholder Written Consent. Such notice shall (i) be a statement to the effect that the Korro Board determined that the Merger is advisable in accordance with Section 251(b) of Delaware Law and in the best interests of the stockholders of Korro and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of Korro to whom it is sent with notice of the actions taken in the Korro Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of Delaware Law and Korro’s Organizational Documents and (iii) include a description of the appraisal rights of Korro’s stockholders available under Delaware Law, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of Korro in accordance with this Section 5.8(b) shall be subject to Frequency’s advance review and reasonable approval.

(c) Korro agrees that: (i) the Korro Board shall recommend that Korro’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.8(a) (the recommendation of the Korro Board that Korro’s stockholders vote to adopt and approve this Agreement being referred to as the “Korro Board Recommendation”) and (ii) the Korro Board Recommendation shall not be withdrawn or modified (and the Korro Board shall not publicly propose to withdraw or modify the Korro Board Recommendation) in a manner adverse to Frequency, and no resolution by the Korro Board or any committee thereof to withdraw or modify the Korro Board Recommendation in a manner adverse to Frequency or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d) Korro’s obligation to solicit the consent of its stockholders to sign the Korro Stockholder Written Consent in accordance with Section 5.8(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal.

5.9 Frequency Stockholder Meeting.

(a) Frequency shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Frequency Common Stock to consider and vote to approve this Agreement and the Contemplated Transactions, including the issuance of the shares of Frequency Common Stock to the stockholders of Korro pursuant to the terms of this Agreement and the Charter Amendment Proposals (collectively, the “Frequency Stockholder Matters” and such meeting, the “Frequency Stockholder Meeting”). The Frequency Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of the Registration Statement. Frequency shall take reasonable measures to ensure that all proxies solicited in connection with the Frequency Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Frequency Stockholder Meeting, or a date preceding the date on which the Frequency Stockholder Meeting is scheduled, Frequency reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Frequency Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Frequency Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the

Frequency Stockholder Meeting, Frequency may postpone or adjourn, or make one or more successive postponements or adjournments of, the Frequency Stockholder Meeting as long as the date of the Frequency Stockholder Meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.

(b) Frequency agrees that, subject to Section 5.9(c): (i) the Frequency Board shall recommend that the holders of Frequency Common Stock vote to approve the Frequency Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.9(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Frequency Board recommends that Frequency’s stockholders vote to approve the Frequency Stockholder Matters (the recommendation of the Frequency Board being referred to as the “Frequency Board Recommendation”) and (iii) the Frequency Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Frequency Board shall not publicly propose to withhold, amend, withdraw or modify the Frequency Board Recommendation) in a manner adverse to Korro, and no resolution by the Frequency Board or any committee thereof to withdraw or modify the Frequency Board Recommendation in a manner adverse to Korro or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Frequency Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 5.9(b), and subject to compliance with Section 5.4 and Section 5.9, at any time prior to the approval of Frequency Stockholder Matters by the Required Frequency Stockholder Vote, Frequency receives a bona fide written Superior Offer, the Frequency Board may make a Frequency Board Adverse Recommendation Change if, but only if, in the receipt of and on account of such Superior Offer, (i) the Frequency Board determines in good faith, after consultation with its outside legal counsel, that the failure to make a Frequency Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) Frequency has, and has caused its financial advisors and outside legal counsel to, during the Notice Period, negotiate with Korro in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after Korro shall have delivered to Frequency a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Frequency Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Frequency Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Korro receives written notice from Frequency confirming that the Frequency Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Frequency Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, Korro shall be entitled to deliver to Frequency one or more counterproposals to such Acquisition Proposal and Frequency will, and cause its Representatives to, negotiate with Korro in good faith (to the extent Korro desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the Combined Corporation that Frequency’s stockholders would receive as a result of such potential Superior Offer), Frequency shall be required to provide Korro with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.9(c) and the Frequency Board shall not make a Frequency Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(d) Frequency’s obligation to call, give notice of and hold the Frequency Stockholder Meeting in accordance with Section 5.9(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Frequency Board Recommendation.

(e) Nothing contained in this Agreement shall prohibit Frequency or the Frequency Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Frequency or the Frequency Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Frequency is unable to take a position with respect to the bidder’s tender offer unless the Frequency Board determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Law.

5.10 Efforts; Regulatory Approvals.

(a) The Parties shall use reasonable best efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Frequency and Korro shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Authority in connection with antitrust or competition matters. Each of the Parties will promptly notify the other Party of the details of any material communication it receives from any Governmental Authority relating to the matters that are subject to this Agreement and the Contemplated Transactions, and permit the other Party to review in advance, to the extent permitted by Law, any proposed material communication to any Governmental Authority. Each of the Parties will provide the other Party with advance notice of and, to the extent permitted by such Governmental Authority, give the other party the opportunity to attend and participate in any meeting with the Governmental Authority in respect of any filings, investigations, or other inquiries. Subject to applicable Laws, the Parties will coordinate and cooperate fully and promptly with one another in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing. Subject to applicable Laws, each of the Parties will provide, or cause to be provided, to the other, copies of all material correspondence, filings, or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Contemplated Transactions.

5.11 Disclosures. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of Korro and Frequency may make any statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by

Korro and Frequency in compliance with this Section 5.11. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.9(d) or with an Acquisition Proposal, or Frequency Board Adverse Recommendation Change with respect to Frequency only pursuant to Section 5.9(e).

5.12 Frequency Options. Prior to the Closing, the Frequency Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that the vesting and exercisability of each unexpired, unexercised and unvested Frequency Option shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing.

5.13 Frequency Restricted Stock Units. Prior to the Closing, the Frequency Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (a) the vesting of each outstanding and unvested Frequency Restricted Stock Unit that vests solely based on the holder’s continued employment or service shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing and (b) for each outstanding and unsettled Frequency Restricted Stock Unit that vests solely based on the holder’s continued employment or service, the holder thereof shall receive, immediately prior to the Effective Time a number of shares of Frequency Common Stock equal to the number of vested and unsettled shares of Frequency Common Stock underlying such Frequency Restricted Stock Units. Notwithstanding anything herein to the contrary, the tax withholding obligations for each holder receiving shares of Frequency Common Stock in accordance with the preceding sentence shall be satisfied by Frequency withholding from issuance that number of shares of Frequency Common Stock calculated by multiplying the maximum statutory withholding rate for such holder in connection with such issuance by the number of shares of Frequency Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities. For the avoidance of doubt, Frequency Restricted Stock Units that do not vest solely based on the holder’s continued employment or service shall remain outstanding and subject to the terms set forth in the Frequency 2019 Incentive Award Plan, as amended from time to time, and the applicable Frequency Restricted Stock Unit award agreement.

5.14 Frequency ESPP. As soon as reasonably practicable following the date of this Agreement, the Frequency Board shall adopt appropriate resolutions to provide that (a) no offering periods or purchase periods shall be commenced following or in addition to the offering period underway as of the date hereof under the Frequency ESPP (the “Current Offering Period”), (b) no payroll deductions or other contributions shall be made or effected after the Current Offering Period with respect to the Frequency ESPP, and (c) each Frequency ESPP participant’s accumulated contributions under the Frequency ESPP shall be returned to the participant in accordance with the terms of the Frequency ESPP. Unless Korro requests otherwise in writing no later than ten Business Days prior to the Closing Date, prior to the Closing Date, the Frequency Board shall adopt appropriate resolutions to provide that the Frequency ESPP is terminated immediately prior to the Effective Time.

5.15 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Frequency and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Frequency or Korro, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Frequency or of Korro, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under Delaware Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Frequency and the Surviving Corporation, jointly and severally, upon receipt by Frequency or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Frequency, to the extent then required by Delaware Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The provisions of Frequency’s Organizational Documents with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Frequency that are presently set forth in Frequency’s Organizational Documents shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Frequency, unless such modification is required by applicable Law. The Surviving Corporation’s Organizational Documents shall contain, and Frequency shall cause the certificate of incorporation of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in Frequency’s Organizational Documents.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of Korro to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Korro’s Organizational Documents and pursuant to any indemnification agreements between Korro and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Frequency shall fulfill and honor in all respects the obligations of Frequency to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Frequency’s Organizational Documents and pursuant to any indemnification agreements between Frequency and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Frequency shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Frequency. In addition, Frequency shall purchase, prior to the Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Frequency’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Frequency’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Frequency by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Frequency’s initial public offering of shares of Frequency Common Stock).

(e) From and after the Effective Time, Frequency shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.15 in connection with their enforcement of the rights provided to such persons in this Section 5.15.

(f) The provisions of this Section 5.15 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Frequency and Korro by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Frequency or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of

Frequency or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.15. Frequency shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.15.

5.16 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the transactions contemplated hereby (collectively, “Transfer Taxes”) shall be borne and paid by Frequency. Unless otherwise required by applicable law, Frequency shall timely file any Tax Return or other document with respect to such Taxes or fees (and Korro shall reasonably cooperate with respect thereto as necessary).

(b) At the Closing, Korro shall deliver to Frequency a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Frequency.

(c) The parties intend that, for United States federal income tax purposes, the Merger shall qualify for the Intended Tax Treatment. The Merger shall be reported by the parties for all Tax purposes in accordance with the foregoing, and no party shall take any position on any Tax Return that is inconsistent with the Intended Tax Treatment, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Merger as qualifying for the Intended Tax Treatment, including by taking the actions described on Section 5.16(c) of the Korro Disclosure Schedule.

(d) Frequency shall use commercially reasonable efforts to promptly notify Korro, and Korro shall use commercially reasonable efforts to promptly notify Frequency, in each case if either party becomes aware of any non-public fact or circumstance that, to such party’s Knowledge, would reasonably be likely to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

5.17 Listing. At or prior to the Effective Time, Frequency shall use commercially reasonable efforts to (a) maintain a listing on Nasdaq until the Effective Time and to obtain approval of the listing of the Combined Corporation on Nasdaq; (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Frequency Common Stock to be issued in connection with the Contemplated Transactions and to cause such shares to be approved for listing; (c) prepare and timely submit to Nasdaq a notification form of the Nasdaq Reverse Split and to submit a copy of the amendment to Frequency’s certificate of incorporation to effect the Nasdaq Reverse Split and other amendments contemplated by Section 2.4 certified by the Secretary of State of the State of Delaware, to Nasdaq on or before the Closing Date; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist Korro in preparing and filing an initial listing application for the Frequency Common Stock on Nasdaq (the “Nasdaq Listing Application”). The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.17.

5.18 Legends. Frequency shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Frequency Capital Stock to be received in the Merger by equityholders of Korro who may be considered “affiliates” of Frequency for purposes of Rule 145 under the Securities Act reflecting the restrictions set forth in Rule 145 and to issue appropriate stop transfer instructions to the transfer agent for Frequency Capital Stock.

5.19 Officers and Directors.

(a) Directors and Officers of Frequency.

(i) Frequency shall cause, effective as of the Effective Time, the Frequency Board to consist of seven (7) individuals, which shall consist of (A) four (4) members selected by the Korro Board as set forth on Section 5.19(a)(i) of the Frequency Disclosure Schedule (each, a “Korro Designee”), (B) one (1) member selected by the Frequency Board as set forth on Schedule 5.19(a)(i) of the Frequency Disclosure Schedule (each, a “Frequency Designee”) and (C) two (2) members who shall be independent. If any Korro Designee or Frequency Designee is unable or unwilling to serve as director of Frequency, the Party appointing such Person shall designate a successor.

(ii) Frequency shall cause the directors and officers of Frequency listed on Schedule 5.19(a)(ii) of the Frequency Disclosure Schedule to sign written resignations in forms reasonably satisfactory to Korro, dated on or before the Closing Date and effective as of the Effective Time.

(iii) Immediately following the Effective Time, Frequency shall take all necessary action to appoint the officers of Korro to become the equivalent officers of Frequency until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(b) Directors and Officers of the Surviving Corporation.

(i) The Parties shall take all actions necessary (A) so that from and after the Effective Time, the Surviving Corporation’s board of directors shall be constituted with those members as set forth on Section 5.19(b) of the Frequency Disclosure Schedule and (B) to secure the resignations of the existing members of the committees of the Surviving Corporation, if any.

(ii) The Parties shall take all actions necessary so that the officers of Korro immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(iii) On the Closing Date, the Surviving Corporation shall enter into customary indemnification agreements reasonably satisfactory to Korro with each individual to be appointed to, or serving on, the board of directors of the Surviving Corporation upon the Closing, which indemnification agreements shall continue to be effective following the Closing.

5.20 Termination of Certain Agreements and Rights. Korro shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between Korro and any holders of Korro Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Frequency or the Surviving Corporation.

5.21 Section 16 Matters. Prior to the Effective Time, Frequency shall take all such steps as may be required to cause any acquisitions of Frequency Common Stock and any options to purchase Frequency Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Frequency, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.22 Allocation Certificate. Korro will prepare and deliver to Frequency at least two Business Days prior to the Closing Date a certificate signed by an executive officer of Korro in a form reasonably acceptable to Frequency setting forth (as of immediately prior to the Effective Time) (a) each holder of Korro Capital Stock,

Korro Options or Korro Warrants, (b) such holder’s name and address, (c) the number and type of Korro Capital Stock held as of the Closing Date for each such holder or, with respect to each Korro Option or Korro Warrant, the grant date of such Korro Option or Korro Warrant and the number of shares subject to such Korro Option or Korro Warrant, (d) the number of shares of Frequency Common Stock to be issued to such holder pursuant to this Agreement in respect of the Korro Capital Stock held by such holder as of immediately prior to the Effective Time or, with respect to each Korro Option or Korro Warrant, the number of shares of Frequency Common Stock to be subject to the applicable Assumed Option or Assumed Warrant as of immediately prior to the Effective Time following the conversion of such Korro Option or Korro Warrant into an Assumed Option in accordance with Section 2.4(f) or into an Assumed Warrant in accordance with Section 2.4(i) (as applicable), and (e) each investor in the Concurrent Financing, the total investment to be made by such investor in the Concurrent Financing, the percentage of the Concurrent Financing Proceeds represented by such stockholder’s investment in the Concurrent Financing, and the number of shares of Frequency Common Stock to be issued to such holder pursuant to this Agreement (the “Allocation Certificate”). For the avoidance of doubt, the Allocation Certificate shall be prepared in good faith, in accordance with the Organizational Documents of Korro and contracts applicable to Korro Capital Stock, Korro Options and Korro Warrants, and shall show each holder’s percentage ownership interest in Korro on a fully diluted basis.

5.23 Nasdaq Reverse Split. Frequency shall submit to Frequency’s stockholders at the Frequency Stockholder Meeting the Reverse Stock Split Proposal, and the Parties shall take such other actions as shall be reasonably necessary to effectuate the Nasdaq Reverse Split.

5.24 Obligations of Merger Sub. Frequency will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

5.25 Takeover Statutes. If any takeover statute is or may become applicable to the Contemplated Transactions, each of Korro, the Korro Board, Frequency and the Frequency Board, as applicable, shall grant such approvals and take such actions as are necessary, to the extent permitted by Law, so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

5.26 Stockholder Litigation. Each Party shall keep the other Party reasonably informed regarding any stockholder litigation against Frequency or any of its directors relating to this Agreement or the Contemplated Transactions (“Transaction Litigation”). Prior to the Closing, Frequency shall have the right to control the defense and settlement of any Transaction Litigation, but shall reasonably consult with Korro and consider any advice from Korro and its Representatives with respect to Transaction Litigation. Frequency shall promptly advise Korro of the initiation of, and shall keep Korro reasonably apprised of any material developments in connection with, any such Transaction Litigation.

5.27 Concurrent Financing.

(a) Subject to the terms and conditions of this Agreement, Korro shall use commercially reasonable efforts to obtain the Concurrent Financing on the terms and conditions described in the Subscription Agreement and satisfy the conditions to the Concurrent Financing as described in the Subscription Agreement and shall not permit any termination, amendment or modification to be made to, or any waiver of any provision under, or any replacement of, the Subscription Agreement if such termination, amendment, modification, waiver or replacement (i) reduces the aggregate amount of the Concurrent Financing or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Concurrent Financing, or otherwise expands, amends or modifies any other provision of the Subscription Agreement, in a manner that would reasonably be expected to (x) delay or prevent the funding of the Concurrent Financing (or satisfaction of the conditions to the Concurrent Financing) at or substantially simultaneously with the Closing or

(y) adversely impact the ability of Korro to enforce its rights against other parties to the Subscription Agreement. Korro shall promptly deliver to Frequency copies of any such termination, amendment, modification, waiver or replacement.

(b) Korro shall use commercially reasonable efforts (i) to maintain in effect the Subscription Agreement, (ii) to enforce its rights under the Subscription Agreement and (iii) to comply with its obligations under the Subscription Agreement.

(c) Korro shall give Frequency prompt notice (i) of any breach or default by any party to the Subscription Agreement or definitive agreements related to the Concurrent Financing of which Korro becomes aware, (ii) of the receipt of any written notice or other written communication from any Purchaser with respect to any (x) actual breach, default, termination or repudiation by any party to the Subscription Agreement or definitive agreements related to the Concurrent Financing of any provisions of the Subscription Agreement or definitive agreements related to the Concurrent Financing or (y) material dispute or disagreement relating to the Concurrent Financing with respect to the obligation to fund the Concurrent Financing at or substantially simultaneously with the Closing, and (iii) if at any time for any reason Korro believes in good faith that it will not be able to obtain all or any portion of the Concurrent Financing on the terms and conditions, in the manner or from the sources contemplated by the Subscription Agreement or definitive agreements related to the Concurrent Financing. Korro shall promptly provide information reasonably requested by Frequency relating to the circumstances referred to in clauses (i), (ii) or (iii) of the immediately preceding sentence.

5.28 Frequency Equity Plans.

(a) Prior to the Effective Time, Frequency will use commercially reasonable efforts to cause the Frequency Board to adopt the 2023 Equity Incentive Plan, subject to the Closing and effective as of the Effective Time, and will include provisions in the Proxy Statement for the stockholders of Frequency to approve the 2023 Equity Incentive Plan. Subject to the approval of the 2023 Equity Incentive Plan by the stockholders of Frequency prior to the Effective Time, Frequency shall file with the SEC, promptly after the Effective Time and at Korro’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Frequency, relating to the shares of Frequency Common Stock issuable with respect to the 2023 Equity Incentive Plan.

(b) Prior to the Effective Time, Frequency will use commercially reasonable efforts to cause the Frequency Board to adopt the 2023 ESPP, subject to the Closing and effective as of the Effective Time, and will include provisions in the Proxy Statement for the stockholders of Frequency to approve the 2023 ESPP. Subject to the approval of the 2023 ESPP by the stockholders of Frequency prior to the Effective Time, Frequency shall file with the SEC, promptly after the Effective Time and at Korro’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Frequency, relating to the shares of Frequency Common Stock issuable with respect to the 2023 ESPP.

(c) For the avoidance of doubt, approval of the 2023 Plans by the stockholders of Frequency shall not be a condition to Closing.

5.29 Frequency 401(k) Plan. Unless Korro requests otherwise in writing no later than ten Business Days prior to the Closing Date, Frequency shall, effective as of at least one (1) day prior to the Closing Date but subject to the Closing, terminate any Frequency Employee Plan that is intended to meet the requirements of Section 401(k) of the Code, and which is sponsored, or contributed to, by Frequency or any of its ERISA Affiliates (the “401(k) Plan”) and no further contributions shall be made to the 401(k) Plan and all participant account balances in such plan shall become 100% vested. Frequency shall provide to Korro executed resolutions of the board of directors of Frequency authorizing such termination that are sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder, including such that the tax-qualified status of the 401(k) Plan will be maintained at the time of termination.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

(a) No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

(b) Frequency shall have obtained the Required Frequency Stockholder Vote, and Korro shall have obtained the Required Korro Stockholder Vote.

(c) The approval of the listing of the additional shares of Frequency Common Stock on Nasdaq shall have been obtained and the shares of Frequency Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(d) The Subscription Agreement shall be in full force and effect and cash proceeds of not less than the Concurrent Investment Amount shall have been received by Korro, or will be received by Korro substantially simultaneously with the Closing, in connection with the consummation of the transactions contemplated by the Subscription Agreement.

(e) The Frequency Lock-Up Agreements and Korro Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

(f) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding seeking a stop order with respect to the Registration Statement that has not been withdrawn.

(g) Korro shall have effected the Korro Preferred Stock Conversion.

6.2 Conditions Precedent to Obligations of Korro. The obligations of Korro to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by Korro, at or prior to the Closing, of each of the following conditions:

(a) Each of the Frequency Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Frequency Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Frequency and Merger Sub contained in this Agreement (other than the Frequency Fundamental Representations and the Frequency Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Frequency Material Adverse Effect (without giving effect to any references therein to any Frequency Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Frequency Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Frequency and Merger Sub shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing Date.

(c) A Frequency Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.

(d) The existing shares of Frequency Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date.

(e) Frequency shall have delivered to Korro a certificate (the “Frequency Closing Certificate”), dated the Closing Date and signed by an executive officer of Frequency, certifying to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied.

6.3 Conditions Precedent to Obligations of Frequency. The obligations of Frequency and Merger Sub to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by Frequency, at or prior to the Closing, of each of the following conditions:

(a) Each of the Korro Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Korro Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Korro contained in this Agreement (other than the Korro Fundamental Representations and the Korro Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Korro Material Adverse Effect (without giving effect to any references therein to any Korro Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Korro Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Korro shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) A Korro Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.

(d) Korro shall have delivered to Frequency a certificate (the “Korro Closing Certificate”), dated the Closing Date and signed by an executive officer of Korro, certifying to the effect that (i) the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied and (ii) the information set forth in the Allocation Certificate delivered by Korro in accordance with Section 5.20 is true and accurate in all respects as of the Closing Date.

6.4 Frustration of Closing Conditions. Neither Frequency nor Merger Sub may rely on the failure of any conditions set forth in Sections 6.1 or 6.3 to be satisfied if the primary cause of such failure was the failure of Frequency or Merger Sub to perform any of its obligations under this Agreement. Korro may not rely on the failure of any conditions set forth in Sections 6.1 or 6.2 to be satisfied if the primary cause of such failure was the failure of Korro to perform any of its obligations under this Agreement.

ARTICLE VII

CLOSING DELIVERIES

7.1 Closing Deliveries of Korro. The obligations of Frequency and Merger Sub to effect the Merger and otherwise consummate the Contemplated Transactions are subject to Frequency receiving the following documents, each of which shall be in full force and effect, or the written waiver by Frequency of delivery:

(a) the Korro Stockholder Written Consents;

(b) the Allocation Certificate; and

(c) the Korro Closing Certificate.

7.2 Closing Deliveries of Frequency. The obligations of Korro to effect the Merger and otherwise consummate the Contemplated Transactions are subject to Korro receiving the following documents, each of which shall be in full force and effect, or the written waiver by Korro of delivery:

(a) the Frequency Net Cash Schedule;

(b) the Frequency Closing Certificate;

(c) subject to Section 2.5, the executed CVR Agreement; and

(d) written resignations in forms satisfactory to Korro, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Frequency who are not to continue as officers or directors of Frequency pursuant to Section 5.18 hereof.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated, and the Merger and the Contemplated Transactions may be abandoned at any time prior to the Effective Time, whether before or (subject to the terms hereof) after approval of the Frequency Stockholder Matters by Frequency’s stockholders, unless otherwise specified below:

(a) by mutual written consent of Frequency and Korro;

(b) by either Frequency and Korro if the Merger shall not have been consummated by November 14, 2023 (subject to possible extension as provided in this Section 8.1(b), the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to Frequency or Korro if such Party’s action or failure to act has been a principal cause of the failure of the Merger to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is 25 Business Days prior to the Outside Date, then either Frequency or Korro shall be entitled to extend the Outside Date for an additional 60 days;

(c) by either Frequency and Korro if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Frequency if the Required Korro Stockholder Vote shall not have been obtained and evidence thereof delivered to Frequency within five Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Korro Stockholder Vote has been obtained, Frequency may not terminate this Agreement pursuant to this Section 8.1(d);

(e) by either Frequency and Korro if (i) the Frequency Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Frequency’s stockholders shall have taken a final vote on the Frequency Stockholder Matters and (ii) the Frequency Stockholder Matters shall not have been approved at the Frequency Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Frequency Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to Frequency where the failure to obtain the Required Frequency Stockholder Vote shall have been caused by the action or failure to act of Frequency and such action or failure to act constitutes a breach of this Agreement;

(f) by Korro (at any time prior to the approval of the Frequency Stockholder Matters by the Required Frequency Stockholder Vote) if a Frequency Triggering Event shall have occurred;

(g) by Frequency (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Korro Stockholder Vote) if a Korro Triggering Event shall have occurred;

(h) by Korro, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Frequency or Merger Sub or if any representation or warranty of Frequency or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Korro is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Frequency’s or Merger Sub’s representations and warranties or breach by Frequency or Merger Sub is curable by Frequency or Merger Sub, then this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Korro to Frequency or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or inaccuracy if such breach by Frequency or Merger Sub is cured prior to such termination becoming effective); or

(i) by Frequency, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Korro or if any representation or warranty of Korro shall have become inaccurate, in either case, such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Frequency is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Korro’s representations and warranties or breach by Korro is curable by Korro then this Agreement shall not terminate pursuant to this Section 8.1(i) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Frequency to Korro of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 8.1(i) as a result of such particular breach or inaccuracy if such breach by Korro is cured prior to such termination becoming effective).

The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 8.2, Section 8.3, and Article IX shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 8.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

8.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 8.3 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that (i) Korro shall pay the costs and expenses incurred in relation to the filings by the Parties under any antitrust Law applicable to this Agreement and the transactions contemplated hereby, and (ii) that Frequency and Korro shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.

(b) If (i) this Agreement is terminated by Frequency or Korro pursuant to Section 8.1(e), (ii) at any time after the date of this Agreement and prior to the Frequency Stockholder Meeting an Acquisition Proposal with respect to Frequency shall have been publicly announced, disclosed or otherwise communicated to the Frequency Board (and shall not have been withdrawn) and (iii) within 12 months after the date of such termination, Frequency enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Frequency shall pay to Korro, within four Business Days after such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $1,500,000.

(c) If this Agreement is terminated by Korro pursuant to Section 8.1(f), then Frequency shall pay to Korro, within four Business Days after termination, a nonrefundable fee in an amount equal to $1,500,000.

(d) If this Agreement is terminated by Frequency pursuant to Section 8.1(d) or Section 8.1(g), then Korro shall pay to Frequency, within four Business Days after termination, a nonrefundable fee in an amount equal to $4,000,000.

(e) If either Party fails to pay when due any amount payable by it under this Section 8.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 8.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(f) The Parties agree that, subject to Section 8.2, the payment of the fees and expenses set forth in this Section 8.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 8.3 that result in the payment of such fees, it being understood that in no event shall either Frequency or Korro be required to pay the individual fees or damages payable pursuant to this Section 8.3 on more than one occasion. Subject to Section 8.2, following the termination of this Agreement under the circumstances described in this Section 8.3 and the payment of the fees set forth in this Section 8.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 8.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 8.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

ARTICLE IX

GENERAL PROVISIONS

9.1 Non-Survival of Representations and Warranties. The representations and warranties of Korro, Frequency and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article IX shall survive the Effective Time.

9.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of Korro, Merger Sub and Frequency at any time (whether before or after obtaining the Required Korro Stockholder Vote and the Required Frequency Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders or members, no amendment shall be made which by Law requires further approval of such stockholders or members without the further approval of such stockholders or members. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Korro, Merger Sub and Frequency.

9.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

9.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 9.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

9.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Frequency or Merger Sub:

Frequency Therapeutics

75 Hayden Ave

Lexington, MA 02421

Attention: David Lucchino, Jim Abely

Email: dlucchino@frequencytx.com, jabely@frequencytx.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

200 Clarendon Street

Boston, MA 02116

Attention: John H. Chory, Bradley C. Faris

Email: john.chory@lw.com; bradley.faris@lw.com

if to Korro:

Korro Bio

One Kendall Square, Suite 600 Cambridge MA

Attention: Ram Aiyar, CEO, Shelby Walker, General Counsel

Email: raiyar@korrobio.com, legal@korrobio.com

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: Kingsley L. Taft, Andrew H. Goodman

Email: ktaft@goodwinlaw.com, agoodman@goodwinlaw.com

9.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

9.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

9.11 No Third-Party Beneficiaries.

Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.15) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

FREQUENCY THERAPEUTICS, INC.

By:	/s/ David Lucchino
Name:	David Lucchino
Title:	President & Chief Executive Officer

FREQUENCY MERGER SUB, INC.

By:	/s/ David Lucchino
Name:	David Lucchino
Title:	President

KORRO BIO, INC.

By:	/s/ Ram Aiyar
Name:	Ram Aiyar
Title:	President and Chief Executive Officer

Exhibit A

Form of Frequency Stockholder Support Agreement

[Intentionally Omitted]

Exhibit B

Form of Korro Stockholder Support Agreement

[Intentionally Omitted]

Exhibit C

Form of Frequency Lock-Up Agreement

[Intentionally Omitted]

Exhibit D

Form of Korro Lock-Up Agreement

[Intentionally Omitted]

Exhibit E

Form of Korro Stockholder Written Consent

[Intentionally Omitted]

Exhibit F

CVR Agreement

[Intentionally Omitted]

Annex B

Opinion of Cowen and Company, LLC

July 13, 2023

The Board of Directors

Frequency Therapeutics, Inc.

75 Hayden Avenue, Suite 300

Lexington, Massachusetts 02421

The Board of Directors:

In your capacity as the Board of Directors (the “Board of Directors”) of Frequency Therapeutics, Inc. (“Frequency”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to Frequency of the Korro Equity Value (as defined below) provided for pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among Frequency, Frequency Merger Sub, Inc., a wholly owned subsidiary of Frequency (“Merger Sub”), and Korro Bio, Inc. (“Korro”).

As more fully described in the Merger Agreement, and subject to the terms and conditions set forth therein, Merger Sub will be merged with and into Korro (the “Merger”), with Korro surviving the Merger as a wholly owned subsidiary of Frequency, in connection with which Korro will be ascribed an aggregate equity value of $325,639,194.78 (the “Korro Equity Value”).

We understand that, in connection with the Merger, (i) the outstanding shares of the common stock, par value $0.001 per share, of Korro (“Korro Common Stock”) will be converted into the right to receive shares of the common stock, par value $0.001 per share, of Frequency (“Frequency Common Stock”), (ii) Korro will effect the conversion of all outstanding shares of the preferred stock, par value $0.001 per share, of Korro (“Korro Preferred Stock”) into shares of Korro Common Stock immediately prior to the effective time of the Merger, (iii) Korro options and warrants will be converted into options and warrants to acquire shares of Frequency Common Stock (as applicable, “Korro Assumed Options” or “Korro Assumed Warrants”), (iv) Frequency may dispose of its assets and rights relating to its MS remyelination program (the “MS Assets”) and holders of Frequency Common Stock may receive contingent value rights relating to the net proceeds received from any such disposition (or commercialization of such program) to the extent consummated following consummation of the Merger (“Frequency CVRs”), (v) Korro will consummate a financing immediately prior to the effective time of the Merger through the sale of its capital stock for aggregate gross proceeds of at least $100 million based on a pre-money equity valuation for Korro equal to the Korro Equity Value (the “Concurrent Financing”) and (vi) Frequency will effect a reverse stock split of all outstanding shares of Frequency Common Stock after giving effect to the Concurrent Financing and the Merger (the transactions described in the foregoing clauses (i) through (vi) and the other transactions contemplated by the Merger Agreement (other than the Merger), collectively, the “related transactions”). The terms and conditions of the Merger and the related transactions are more fully set forth in the Merger Agreement and related documents.

Cowen and Company, LLC (“we” or “TD Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of Frequency and/or its affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as financial advisor to Frequency in connection with the Merger and will receive a fee from Frequency for our services, a significant portion of which is contingent upon consummation of the Merger. We also will receive a fee in connection with this Opinion. In addition, Frequency has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. Although TD Cowen has not had a material relationship with Frequency unrelated to the Merger or Korro during the two years preceding the date of this Opinion, TD Cowen in the future may provide services to Frequency, Korro and/or their respective affiliates and may receive compensation for the rendering of such services.

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	an execution version, provided to us on July 13, 2023, of the Merger Agreement;

•	certain publicly available financial and other information for Frequency and certain other relevant financial and operating data furnished to TD Cowen by the management of Frequency;

•	certain financial and other information for Korro and certain other relevant financial and operating data furnished to TD Cowen by the managements of Frequency and Korro;

•

certain internal financial analyses, probability-adjusted financial forecasts, reports and other information concerning Korro prepared by the management of Korro as adjusted by the management of Frequency (as adjusted, the “Korro Forecasts”);

•

discussions we have had with certain members of the managements of Frequency and Korro, as the case may be, concerning the historical and current business operations, financial conditions and prospects of Frequency and Korro and such other matters that we deemed relevant;

•	certain operating results of, and financial and stock market information for, Korro as compared to similar information for certain publicly traded companies that we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, at your direction, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by Frequency and Korro or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon the respective representations of Frequency and Korro that all information provided to us by Frequency and Korro is accurate and complete in all material respects and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.

We have been advised, given that Frequency’s assets and liabilities are comprised solely of cash (net of liabilities) and the MS Assets (which currently are contemplated to be sold) and that Frequency is not expected to have any continuing business operations on a standalone basis other than those incidental to Frequency’s status as a publicly traded company, that the management of Frequency has not prepared financial forecasts relating to Frequency. Accordingly, we have not performed a financial analysis of Frequency or Frequency CVRs. We also have assumed, at your direction, that the Korro Forecasts (as adjusted by the management of Frequency) were reasonably prepared by the managements of Frequency and Korro, as the case may be, on bases reflecting the best currently available estimates and good faith judgments of such managements as to the future performance of Korro and the other matters covered thereby, and that such Korro Forecasts utilized in our analyses provide a reasonable basis for our Opinion. We have relied on the assessments of the managements of Frequency and Korro as to, among other things, (i) the product pipeline, future products, technology and intellectual property of Korro, including the viability of and risks associated with such product pipeline, future products, technology and intellectual property, and (ii) the terms of the Concurrent Financing, including with respect to the timing, amount, valuation and other terms involved and potential impact thereof. We have assumed that there will be no developments with respect to any such matters that would have an adverse effect on Korro, Frequency, the Merger or the related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or Opinion. We express no opinion as to the Korro Forecasts or the assumptions on which they are based.

In addition, we have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, businesses or prospects of Korro or Frequency since the dates of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Korro, Frequency or any other entity, nor have we been furnished with such materials. We have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of Korro, Frequency or any other entity. We also have not evaluated the solvency or fair value of Korro, Frequency or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In addition, we have not undertaken an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which Korro, Frequency or any other entity may be a party or subject. We have assumed that the Merger will qualify for the intended tax treatment contemplated by the Merger Agreement. Our Opinion does not address any legal, tax, accounting or regulatory matters related to the Merger Agreement, the Merger or any related transactions, as to which we have assumed that Frequency and the Board of Directors have received such advice from legal, tax, accounting and regulatory advisors as each has determined appropriate.

Our Opinion addresses only the fairness of the Korro Equity Value, from a financial point of view, to Frequency. We express no view as to any related transactions, Frequency CVRs or any other aspect or implication of the Merger, including, without limitation, any support or lock-up agreements, subscription agreements or any other agreement, arrangement or understanding entered into in connection with the Merger, any related transactions or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion, we have assumed in all respects material to our analyses that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger and the related transactions will be satisfied without waiver thereof. We also have assumed that the final executed form of the Merger Agreement will be substantially similar to the execution version reviewed by us. We further have assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on Korro, Frequency, the Merger or the related transactions (including the contemplated benefits thereof). In addition, we have assumed that the Merger and the related transactions will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state or federal statutes, rules and regulations.

It is understood that our Opinion is intended for the benefit and use of the Board of Directors (in its capacity as such) in its evaluation of the Korro Equity Value. Our Opinion should not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in any proxy statement or registration statement relating to the Merger that Frequency is required to file under the Securities Exchange Act of 1934, as amended, and mail to securityholders of Frequency. Our Opinion does not constitute a recommendation to the Board of Directors on whether or not to approve the Merger or any related transactions or to any securityholder or any other person as to how to vote or act with respect to the Merger, any related transactions or otherwise. We are not expressing any opinion as to the actual value, price or trading range of any securities of Frequency (including Frequency Common Stock and Frequency CVRs) or Korro (including Korro Common Stock, Korro Preferred Stock, Korro Assumed Options and Korro Assumed Warrants) upon or following announcement or consummation of the Merger and the related transactions. We have not been requested to opine as to, and our Opinion does not in any manner address, Frequency’s underlying business decision to effect the Merger or the related transactions or the relative merits of the Merger or the related transactions as compared to other business strategies or transactions that might be available to Frequency, including a liquidation of Frequency. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Merger or any related transactions relative to the Korro Equity Value or otherwise or (ii) the fairness of the Merger, any related transactions or the Korro Equity Value to the holders of any class of securities, creditors or other constituencies of Frequency or Korro.

The issuance of this Opinion was reviewed and approved by TD Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Korro Equity Value provided for pursuant to the Merger Agreement is fair, from a financial point of view, to Frequency.

Very truly yours,

COWEN AND COMPANY, LLC

Annex C

Execution Version

KORRO BIO, INC.

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of July 14, 2023 is made by and among Frequency Therapeutics, Inc., a Delaware corporation (“Frequency”), Korro Bio, Inc., a Delaware corporation (the “Company”), and the undersigned holders (each a “Stockholder”) of shares of capital stock (the “Shares”) of the Company.

WHEREAS, Frequency, Frequency Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Frequency (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, each Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds Korro Options to acquire the number of Shares, indicated opposite such Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Company’s entering into the Merger Agreement, each Stockholder, Frequency and the Company agree as follows:

1. Agreement to Vote Shares. Each Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of the Company or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of the Company, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, such Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of all of the matters set forth in the Korro Stockholder Written Consent; (ii) against any Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger, the Concurrent Financing and all of the other Contemplated Transactions; and (iii) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof or otherwise, (c) any amendment to the Merger Agreement is effected without the Stockholder’s written consent that decreases the amount, or changes the form, of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement or (d) the mutual written agreement of the parties to terminate this Agreement.

3. Additional Acquisitions. Each Stockholder agrees that any shares of capital stock or other equity securities of the Company that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Korro Options or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares or any New Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Agreement. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, each Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Stockholder’s Korro Options (and any Shares underlying such Korro Options) which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to Korro (or effecting a “net exercise” of a Korro Option) as payment for the (i) exercise price of such Stockholder’s Korro Options and (ii) taxes applicable to the exercise of such Stockholder’s Korro Options, (3) if Stockholder is an entity, partnership or limited liability company, a transfer to one or more equityholders, partners or members of Stockholder or to an Affiliated person, corporation, trust or other Entity controlling or under common control with Stockholder, or if Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in substantially the form hereof, (4) make transfers that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement, and (5) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur (including a transfer or disposition permitted by Section 4(1) through Section 4(5), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5. Representations and Warranties of Stockholder. Each Stockholder hereby, severally but not jointly, represents and warrants to Frequency and the Company as follows:

(a) If such Stockholder is an Entity: (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the legal capacity to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of such Stockholder and, to such Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Frequency, constitutes a valid and binding agreement with respect to such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) such Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement and the stockholder agreements and arrangements referenced in the Merger Agreement and except for customary arrangements with the Stockholder’s prime broker and/or custodian;

(d) to the knowledge of such Stockholder, the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder and the compliance by such Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any Law, statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Frequency or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Stockholder; and

(g) as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Stockholder does hereby appoint the Company and any of its designees with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign such Stockholder’s name (solely in its capacity as a stockholder) to any Stockholder consent, if such Stockholder fails to vote his, her or its Shares solely with respect to the matters set forth in Section 1 hereof by 5:00 p.m. (Eastern Time) on the day immediately preceding the meeting date (or date upon which written consents are requested to be submitted), provided the Stockholder has received information regarding the meeting or request for written consent at least five (5) Business Days before such shareholder meeting or any consent solicitation or other vote taken of the Company’s stockholders . Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by such Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The Stockholder hereby affirms that the proxy set forth in this Section 6 is given in connection with, and granted in consideration of, and as an inducement to the Company, Frequency and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Each Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7. [Intentionally Omitted].

8. No Legal Actions. Each Stockholder will not in its capacity as a stockholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, constitutes a breach of any fiduciary duty of the Company Board or any member thereof.

9. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without the need of posting bond in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

10. Directors and Officers. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of the Company and/or holder of Korro Options and/or Korro Warrants and not in such Stockholder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of the Company in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

12. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

13. Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Frequency may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

14. Disclosure. Each Stockholder hereby agrees that Frequency and the Company may publish and disclose in the Proxy Statement, any prospectus filed with any regulatory authority in connection with the Contemplated Transactions and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Proxy Statement or prospectus or in any other filing made by Frequency or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Contemplated Transactions, all subject to prior review and a reasonable opportunity to comment by Stockholder’s counsel. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication without the prior written consent of Frequency and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Frequency or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law and shall not prohibit Stockholder or its affiliates from making any publicly-available filings required by applicable law, regulation or legal process.

15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (providing confirmation of transmission) to the Company or Frequency, as the case may be, in accordance with Section 9.7 of the Merger Agreement and to each Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

16. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this

Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

18. No Waivers. No waivers of any breach of this Agreement extended by the Company or Frequency to such Stockholder shall be construed as a waiver of any rights or remedies of the Company or Frequency, as applicable, with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement. Each party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 19 in the manner provided for notices in Section 15. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

20. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

21. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of the Company, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22. Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

23. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Frequency, the Company and such Stockholder.

24. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement.

26. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” may include such agreement as amended or modified as long as such amendments or modifications (a) do not (i) change the form or amount of consideration payable under the Merger Agreement, (ii) extend the Outside Date past November 14, 2023 (other than any extension provided for in Section 8.1(b) of the Merger Agreement with respect to the Proxy Statement), or (iii) otherwise change the terms and conditions of the Merger, the Concurrent Financing or the other Contemplated Transaction in a manner materially adverse to such Stockholder or (b) have been agreed to in writing by such Stockholder.

27. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature:

Signature Page to Korro Support Agreement

EXECUTED as of the date first above written.

FREQUENCY THERAPEUTICS, INC.

By:
Name:
Title:

KORRO BIO, INC.

By:
Name:
Title:

Signature Page to Korro Support Agreement

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Frequency Common Stock	Frequency Options

Annex D

Execution Version

FREQUENCY THERAPEUTICS, INC.

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of July 14, 2023 is made by and among Frequency Therapeutics, Inc., a Delaware corporation (“Frequency”), Korro Bio, Inc., a Delaware corporation (the “Company”), and the undersigned holders (each a “Stockholder”) of shares of capital stock (the “Shares”) of Frequency.

WHEREAS, Frequency, Frequency Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Frequency (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, each Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds Frequency Options to acquire the number of Shares, indicated opposite such Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Company’s entering into the Merger Agreement, each Stockholder, Frequency and the Company agree as follows:

1.  Agreement to Vote Shares. Each Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of Frequency or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of Frequency, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, such Stockholder shall:

(a)  appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b)  from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of (A) all of the Frequency Stockholder Matters and (B) any matter that could reasonably be expected to facilitate the Merger, the Concurrent Financing and the Contemplated Transactions; (ii) against any Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger, the Concurrent Financing and all of the other Contemplated Transactions; and (iii) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2.  Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof or otherwise, (c) any amendment to the Merger Agreement is effected without the

Stockholder’s written consent that increases the amount, or changes the form, of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement or (d) the mutual written agreement of the parties to terminate this Agreement.

3.  Additional Acquisitions. Each Stockholder agrees that any shares of capital stock or other equity securities of Frequency that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Frequency Options or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4.  Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares or any New Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Agreement. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, each Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Stockholder’s Frequency Options (and any Shares underlying such Frequency Options) which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to Frequency (or effecting a “net exercise” of a Frequency Option) as payment for the (i) exercise price of such Stockholder’s Frequency Options and (ii) taxes applicable to the exercise of such Stockholder’s Frequency Options, (3) if Stockholder is an entity, partnership or limited liability company, a transfer to one or more equityholders, partners or members of Stockholder or to an Affiliated person, corporation, trust or other Entity controlling or under common control with Stockholder, or if Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in substantially the form hereof, (4) make transfers that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement, and (5) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur (including a transfer or disposition permitted by Section 4(1) through Section 4(5), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5.  Representations and Warranties of Stockholder. Each Stockholder hereby, severally but not jointly, represents and warrants to Frequency and the Company as follows:

(a)  If such Stockholder is an Entity: (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the legal capacity to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b)  this Agreement has been duly executed and delivered by or on behalf of such Stockholder and, to such Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Frequency, constitutes a valid and binding agreement with respect to such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c)  such Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement and the stockholder agreements and arrangements referenced in the Merger Agreement and except for customary arrangements with the Stockholder’s prime broker and/or custodian;

(d)  to the knowledge of such Stockholder, the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder and the compliance by such Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any Law, statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(e)  the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(f)  no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Frequency or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Stockholder; and

(g)  as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

6.  Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Stockholder does hereby appoint the Company and any of its designees with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign such Stockholder’s name (solely in its capacity as a stockholder) to any Stockholder consent, if such Stockholder fails to vote his, her or its Shares solely with respect to the matters set forth in Section 1 hereof by 5:00 p.m. (Eastern Time) on the day immediately preceding the meeting date (or date upon which written consents are requested to be submitted), provided the Stockholder has received information regarding the meeting or request for written consent at least five (5) Business Days before such shareholder meeting or any consent solicitation or other vote taken of the Company’s stockholders. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by such Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The Stockholder hereby affirms that the proxy set forth in this Section 6 is given in connection with, and granted in consideration of, and as an inducement to the Company, Frequency and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Each Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7.  [Intentionally Omitted].

8.  No Legal Actions. Each Stockholder will not in its capacity as a stockholder of Frequency bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement constitutes a breach of any fiduciary duty of the Frequency Board or any member thereof.

9.  Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without the need of posting bond in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

10.  Directors and Officers. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of Frequency and/or holder of Frequency Options and not in such Stockholder’s capacity as a director, officer or employee of Frequency or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Frequency in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of Frequency or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Frequency or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11.  No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Frequency or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

12.  Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

13.  Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Frequency may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

14.  Disclosure. Each Stockholder hereby agrees that Frequency and the Company may publish and disclose in the Proxy Statement, any prospectus filed with any regulatory authority in connection with the Contemplated Transactions and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Proxy Statement or prospectus or in any other filing made by Frequency or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Contemplated Transactions, all subject to prior review and a reasonable opportunity to comment by Stockholder’s counsel. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication without the prior written consent of Frequency and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Frequency or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law and shall not prohibit Stockholder or its affiliates from making any publicly-available filings required by applicable law, regulation or legal process.

15.  Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (providing confirmation of transmission) to the Company or Frequency, as the case may be, in accordance with Section 9.7 of the Merger Agreement and to each Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

16.  Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17.  Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

18.  No Waivers. No waivers of any breach of this Agreement extended by the Company or Frequency to such Stockholder shall be construed as a waiver of any rights or remedies of the Company or Frequency, as applicable, with respect to any other stockholder of Frequency who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of Frequency. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19.  Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement. Each party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 19 in the manner provided for notices in Section 15. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

20.  Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

21.  No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Frequency Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of Frequency, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22.  Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

23.  Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Frequency, the Company and such Stockholder.

24.  Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25.  Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement.

26.  Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” may include such agreement as amended or modified as long as such amendments or modifications (a) do not (i) change the form or amount of consideration payable under the Merger Agreement, (ii) extend the Outside Date past November 14, 2023 (other than any extension provided for in Section 8.1(b) of the Merger Agreement with respect to the Proxy Statement), or (iii) otherwise change the terms and conditions of the Merger, the Concurrent Financing or the other Contemplated Transaction in a manner materially adverse to such Stockholder or (b) have been agreed to in writing by such Stockholder.

27.  Construction.

(a)  For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)  The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)  As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)  Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e)  The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature:

Signature Page to Frequency Support Agreement

EXECUTED as of the date first above written.

FREQUENCY THERAPEUTICS, INC.

By:
Name:
Title:

KORRO BIO, INC.

By:
Name:
Title:

Signature Page to Frequency Support Agreement

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Frequency Common Stock	Frequency Options

Annex E

Final Form

CONTINGENT VALUE RIGHTS AGREEMENT

BETWEEN

FREQUENCY THERAPEUTICS, INC.

and

COMPUTERSHARE TRUST COMPANY, N.A.

and COMPUTERSHARE INC., collectively, as Rights Agent

Dated as of [ ⚫ ]

FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [ ⚫ ], is entered into by and between Frequency Therapeutics, Inc., a Delaware corporation (“Frequency”), and Computershare Inc., a Delaware corporation (“Computershare”), and its affiliate, Computershare Trust Company, N.A., a national banking association, collectively, as initial Rights Agent (as defined herein).

PREAMBLE

WHEREAS, Frequency, Frequency Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Frequency (“Merger Sub”), and Korro Bio, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of July 14, 2023 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Frequency (the “Surviving Corporation”);

WHEREAS, in connection with the Merger Agreement, Frequency has agreed to provide to the Holders (as defined herein) contingent value rights as hereinafter described;

WHEREAS, the parties have done all things necessary to make the contingent value rights, when issued pursuant to this Agreement, the valid obligations of Frequency and to make this Agreement a valid and binding agreement of Frequency, in accordance with its terms; and

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Closing Date” means the date on which the Closing actually takes place.

“CVR” means a contingent contractual right of Holders to receive CVR Payments under this Agreement.

“CVR Payment” means the CVR Proceeds for a given payment.

“CVR Period” means the period beginning immediately following the Effective Time and ending on the tenth anniversary of the Closing Date.

“CVR Proceeds” means, upon the consummation of any MS Asset Disposition following the Closing Date and prior to expiration of the Disposition Period or, if applicable, the fiscal quarter during the CVR Period in which the proceeds of any MS Asset Disposition are received, the amount of Gross Proceeds actually received by

Frequency or any of its Subsidiaries upon such consummation or during the applicable fiscal quarter, less the applicable reasonably documented Permitted Deductions with respect to such Gross Proceeds, in each case as calculated in accordance with GAAP consistently applied.

“Disposition Period” means the period beginning on the execution date of the Merger Agreement and ending on the one year anniversary of the Closing Date.

“Effective Time” means the time at which the Merger shall become effective at the time of the filing of the Certificate of Merger and the acceptance by the Secretary of State of the State of Delaware, or at such later time as may be specified in such Certificate of Merger with the consent of Frequency and Korro.

“Gross Proceeds” means, without duplication, all cash consideration that is paid to, or is received by, Frequency or any of its Subsidiaries during the CVR Period in consideration for an MS Asset Disposition.

“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

“Majority of Holders” means, at any time, the registered Holder or Holders of more than 50% of the total number of CVRs registered at such time, as set forth on the CVR Register.

“MS Assets” means the assets, rights and interests held by or on behalf of Frequency or any of its Subsidiaries as of the execution date of the Merger Agreement relating to Frequency’s MS remyelination program, including but not limited to any such intellectual property rights and data.

“MS Asset Disposition” means the sale, transfer, license, assignment or other divestiture, disposition or commercialization of any MS Assets (including any such sale or disposition of equity securities in any Subsidiary that was established by Frequency during the Disposition Period solely to hold any right, title or interest in or to all or any MS Assets) in a transaction or series of transactions, in each case entered into during the Disposition Period.

“Officer’s Certificate” means a certificate signed by the chief executive officer or the chief financial officer of Frequency, in their respective official capacities.

“Permitted Deductions” means the following costs or expenses, without duplication:

(i)

any income Taxes required to be paid in cash by Frequency or any of its Subsidiaries with respect to the taxable year in which such Gross Proceeds were received which income Taxes would not have been required to be paid by Frequency or its applicable Subsidiary but for its receipt of Gross Proceeds; provided, that, for purposes of calculating any such income Taxes, (a) such income Taxes shall be computed after taking into account any net operating loss carryforwards or other Tax attributes (including Tax credits) of Frequency or any of its Subsidiaries that are available to offset income or gain, after taking into account any limits of the usability of such attributes under applicable Law, including under Section 382 of the Code, as reasonably determined by a nationally recognized tax advisor, which Tax attributes were generated either (I) prior to the Closing Date or (II) after the Closing Date, in the case of this clause (II) if such Tax attributes relate to the MS Assets, and (b) for the avoidance of doubt, any item(s) of income or gain resulting or arising from such Gross Proceeds shall be treated as the first item(s) of income or gain, as applicable, in the applicable taxable year;

(ii)

any reasonable and documented out-of-pocket costs and expenses incurred by Frequency or any of its Subsidiaries in respect of its performance of this Agreement following the Closing Date or in respect of its negotiation, execution, delivery or performance of any agreement in connection with the MS Assets (for clarity, including any Sale Agreement), including (i) any costs related to the prosecution, maintenance or enforcement by Frequency or any of its Subsidiaries of intellectual property rights (but excluding any costs related to a breach of this Agreement by Frequency, including costs incurred in litigation in respect of the same) or (ii) any costs related to Liabilities of or relating to the MS Assets that remain with Frequency following the consummation of any MS Asset Disposition;

(iii)

any reasonable and documented out-of-pocket costs incurred or accrued by Frequency or any of its Subsidiaries in connection with the negotiation, entry into and closing of any MS Asset Disposition, including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee, regulatory and other filing fees, or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto;

(iv)

any Losses incurred and paid or payable by Frequency or any of its Subsidiaries arising out of any third party claims, demands, actions or other proceedings relating to or in connection with any MS Asset Disposition, including in respect of its performance of this Agreement, any Sale Agreement or any other agreement relating to any MS Asset Disposition and Losses actually incurred or paid (or reasonably expected to be actually incurred or paid) in connection with indemnification obligations of Frequency or any of its Subsidiaries set forth in any Sale Agreement or any other agreement relating to any MS Asset Disposition; and

(v)

any liabilities borne by Frequency or any of its Subsidiaries pursuant to contracts related to the MS Assets, including costs arising from the termination thereof (in each case only to the extent not included in the calculation of Frequency Net Cash (as defined in the Merger Agreement).

“Permitted Transfer” means a Transfer of one or more CVRs (i) upon death of a Holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as permitted by The Depository Trust Company; (vi) to Frequency or its Subsidiaries; or (vii) as provided in Section 2.6.

“Person” means any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association or organization, trust or other entity, and shall include any successor (by merger or otherwise) of any such Person.

“Record Date” means the close of business on the last Business Day prior to the day on which the Effective Time occurs.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have been appointed pursuant to Article 3 of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Transfer” means transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a)	The CVRs shall be issued to the holders of shares of Frequency Common Stock as of the Record Date.

(b)

Frequency hereby appoints the Rights Agent to act as rights agent for Frequency in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2 Non-transferable.

A Holder may not at any time Transfer CVRs, other than pursuant to a Permitted Transfer. Any attempted Transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a)	Holders’ rights and obligations in respect of CVRs derive solely from this Agreement; CVRs will not be evidenced by a certificate or other instrument.

(b)

The Rights Agent will maintain an up-to-date register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs, (ii) determining Holders’ entitlement to CVRs and (iii) registering the CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for the The Depository Trust Company (or its nominee) representing all of the CVRs provided to the holders of shares of Frequency Common Stock held as of the Record Date. Except as expressly provided herein with respect to the rights of the Rights Agent, neither Frequency nor its Subsidiaries will have any responsibility or liability whatsoever to any person other than the Holders.

(c)

Subject to the restriction on transferability set forth in Section 2.2, every request made to Transfer CVRs must be in writing and accompanied by a written instrument of Transfer reasonably acceptable to the Rights Agent, together with the signature guarantee of a guarantor institution which is a participant in a signature guarantee program approved by the Securities Transfer Association (a “signature guarantee”) and other requested documentation in a form reasonably satisfactory to the Rights Agent, duly executed and properly completed, as applicable, by the Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination in accordance with its own internal procedures, that the Transfer instrument is in proper form and the Transfer, is a Permitted Transfer and otherwise complies on its face with the other terms and conditions of this Agreement, register the Transfer of the applicable CVRs in the CVR Register. All Transfers of CVRs registered in the CVR Register will be the valid obligations of Frequency, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. Each of Frequency and the Rights Agent may require payment (without duplication) of a sum sufficient to cover any stamp or other transfer Tax or governmental charge that is imposed in connection with (and would not have been imposed but for) any such registration of transfer, unless the transferee shall have established to the reasonable satisfaction of Frequency or the Rights Agent, as applicable, that such Tax, if any, has been paid. No transfer of CVRs shall be valid until registered in the CVR Register and any transfer not duly registered in the CVR Register shall be void. Frequency shall not be responsible for any costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax).

(d)

A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register.

Section 2.4 Payment Procedures.

(a)

As promptly as practicable (and, in any event, within twenty (20) days) after the consummation of any MS Asset Dispositions and, in any event, not later than the date that is forty-five (45) days following the end of each fiscal quarter of Frequency following the Closing in which CVR Proceeds are actually received by Frequency or any of its Subsidiaries, Frequency shall (i) deliver to the Rights Agent, an Officer’s Certificate certifying the aggregate amount of (A) the CVR Proceeds (if any) actually received by Frequency or its Subsidiaries during such fiscal quarter (or, in the case of the first delivery of such an Officer’s Certificate hereunder, all CVR Proceeds actually received through the end of such fiscal quarter); (B) the Permitted Deductions reflected in such CVR Proceeds; and (C) the CVR Payment payable to Holders, if any, in respect of such CVR Proceeds, and (ii) deliver to the Rights Agent, or as the Rights Agent directs, the CVR Payment (if any) by wire transfer of immediately available funds to an account designated in writing by the Rights Agent. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address of each Holder set forth in the CVR Register at such time or by other method of delivery as specified by the applicable Holder in writing to the Rights Agent, an amount equal to the product determined by multiplying (i) the quotient determined by dividing (A) the applicable CVR Payment by (B) the total number of CVRs registered in the CVR Register at such time, by (ii) the number of CVRs registered to such Holder in the CVR Register at such time. For the avoidance of doubt Frequency shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of Frequency’s obligations set forth in this Section 2.4(a).

(b)

Except to the extent otherwise required pursuant to a change in applicable Law after the date hereof, the parties hereto agree to treat the issuance of the CVRs as not constituting a current distribution and all CVR Payments for all Tax purposes as distributions of money governed by Section 301 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which will constitute a dividend to the extent payable out of Frequency and its Subsidiaries’ current and accumulated “earnings and profits” (pursuant to Section 316 of the Code) in the taxable year in which the CVR Payment is made. The parties hereto will not take any position to the contrary on any Tax Return or for other Tax purposes except as required by a change in applicable Law after the date hereof.

(c)

Frequency and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any CVR Payment otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law relating to Taxes. To the extent that amounts are so deducted and withheld and timely paid over to the appropriate Governmental Authority, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made. Prior to making any such Tax deductions or withholdings or causing any such Tax deductions or withholdings to be made with respect to any Holder, the Rights Agent will, to the extent reasonably practicable, provide notice to the Holder of such potential Tax deduction or withholding and a reasonable opportunity for the Holder to provide any necessary Tax forms in order to avoid or reduce such withholding amounts; provided that the time period for payment of a CVR Payment by the Rights Agent set forth in Section 2.4(a) will be extended by a period equal to any delay caused by the Holder providing such forms; provided, further, that in no event shall such period be extended for more than ten (10) Business Days, unless otherwise requested by the Holder for the purpose of delivering such forms and agreed to by the Rights Agent.

(d)

Any portion of a CVR Payment that remains undistributed to the Holders six (6) months after the applicable fiscal quarter end (including by means of uncashed checks or invalid addresses on the CVR Register) will be delivered by the Rights Agent to Frequency or a person nominated in writing by Frequency (with written notice thereof from Frequency to the Rights Agent), and any Holder will thereafter look only to Frequency for payment of such CVR Payment (which shall be without interest).

(e)

Neither Frequency nor the Rights Agent will be liable to any Person in respect of any CVR Payment amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable law. In addition to and not in limitation of any other indemnity obligation herein, Frequency agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Frequency or a public official.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a)	CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.

(b)

CVRs will not represent any equity or ownership interest in Frequency or any of its Subsidiaries or in the Surviving Corporation. The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Frequency or any of its Subsidiaries or of the Surviving Corporation.

(c)

It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Frequency’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount. It is further acknowledged and agreed that neither Frequency nor its Subsidiaries owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(c) is an essential and material term of this Agreement.

Section 2.6 Ability to Abandon CVR.

A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Frequency or a person nominated in writing by Frequency (with written notice thereof from Frequency to the Rights Agent) without consideration or compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Frequency of such transfer and cancellation. Nothing in this Agreement is intended to prohibit Frequency or its Subsidiaries from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a)

The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by Frequency to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought, except in the case of the willful misconduct, bad faith or fraud of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(b)

The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Frequency or the Company.

Section 3.2 Certain Rights of Rights Agent.

(a)

The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b)

The Rights Agent may rely and will be protected by Frequency in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it in the absence of bad faith to be genuine and to have been signed or presented by or on behalf of Frequency.

(c)

The Rights Agent may engage and consult with counsel of its selection, and the advice or opinion of such counsel will, in the absence of bad faith, gross negligence or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(d)	Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(e)	The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(f)

Frequency agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, bad faith or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction).

(g)

In addition to the indemnification provided under Section 3.2(f), Frequency agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Frequency on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all taxes (other than income, receipt, franchise or similar taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Frequency will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(f), if Frequency is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(h)

No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(i)

The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(j)

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Frequency or the Company resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(k)

Frequency shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(l)

The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Frequency only.

(m)

The Rights Agent shall act hereunder solely as agent for Frequency and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Frequency, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Frequency.

(n)

The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (i) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (ii) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

(o)

The Rights Agent shall not be liable or responsible for any failure of Frequency to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable Law.

(p)

Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may (i) rely upon an Officer’s Certificate and (ii) incur no liability and be held harmless by the Company for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

(q)

All funds received by Computershare under this Agreement that are to be distributed or applied by Computershare in the performance of services hereunder (the “Funds”) shall be held by Computershare as agent for Frequency and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for Frequency. Until paid pursuant to the terms of this Agreement, Computershare will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). Computershare shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits. Computershare shall not be obligated to pay such interest, dividends or earnings to Frequency, any holder or any other party.

(r)

The obligations of Frequency and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a)

The Rights Agent may resign at any time by written notice to Frequency. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (i) the date so specified and (ii) the appointment of a successor Rights Agent.

(b)

Frequency will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c)

If the Rights Agent resigns, is removed or becomes incapable of acting, Frequency will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Frequency fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d)

Frequency will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Frequency fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Frequency.

(e)

Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Majority of Holders, Frequency will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f)

The Rights Agent will reasonably cooperate with Frequency and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Section 3.4 Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Frequency and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Frequency or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

ARTICLE 4

COVENANTS

Section 4.1 List of Holders.

Frequency will furnish or cause to be furnished to the Rights Agent, in such form as Frequency receives from Frequency’s transfer agent (or other agent performing similar services for Frequency), the names and addresses of the Holders within fifteen (15) Business Days following the Closing Date.

Section 4.2 CVR Committee; Efforts.

(a)	The Frequency Board has delegated, to a special committee of the Frequency Board (the “Special Committee”) comprised of [ ⚫ ][1] (the “Initial Special Committee Members”) the sole responsibility,

[1]	Note to Draft: Special Committee to be composed initially of the Frequency Designee, the 2 independent directors and 1 designee of Korro.

authority and discretion during the Disposition Period with respect to (i) managing the MS Assets, (ii) conducting any sale process (including engagement of advisors, upon consent of the Frequency Board, not to be unreasonably withheld, conditioned or delayed) with respect to an MS Asset Disposition during the Disposition Period or (iii) otherwise divesting or disposing of the MS Assets during the Disposition Period pursuant to an out-license with a term of not more than ten (10) years. The Special Committee shall also be empowered with the authority to authorize and direct any officer of Frequency to negotiate, execute and deliver a definitive written agreement with respect to an MS Asset Disposition in a form approved by the Special Committee and consistent with this Agreement and the Merger Agreement (a “Sale Agreement”) in the name and on behalf of Frequency; provided, however, that no Sale Agreement shall be entered into without the prior review and approval of the Frequency Board (such approval not to be unreasonably withheld, conditioned or delayed). In the event (A) any Initial Special Committee Member who is an independent director of the Frequency Board no longer serves on the Special Committee during the Disposition Period, such vacancy on the Special Committee shall be filled with an independent director of the Frequency Board, (B) the Initial Special Committee Member who was designated by the Company prior to Closing no longer serves on the Special Committee during the Disposition Period, such vacancy on the Special Committee shall be filled with a designee of the post-Closing Frequency Board, and (C) the Initial Special Committee Member who was designated by Frequency no longer serves on the Special Committee during the Disposition Period, such vacancy on the Special Committee shall be filled with a designee selected by the member of the post-Closing Frequency Board designated by Frequency. In each case of (A)-(C) above, the post-Closing Frequency Board agrees to install the applicable replacement on the Special Committee.

(b)

The delegation of responsibility and authority to the Special Committee set forth in Section 4.2(a) shall not be revoked or modified at any time during the Disposition Period; provided, that the Special Committee shall automatically dissolve upon expiration of the Disposition Period and shall have no further responsibility or authority thereafter. The Special Committee and Frequency Board shall not have any liability to the Holders for any actions taken or not taken in accordance with this Agreement in respect of the matters expressly contemplated hereby. No provision of this Agreement shall require the Special Committee or any members thereof to expend or risk its, his or her own funds or otherwise incur any financial liability in the performance of any duties hereunder or in the exercise of any rights or powers hereunder.

(c)

The Holders shall be intended third-party beneficiaries of the provisions of this Agreement; provided, that under no circumstances shall the rights of Holders as third-party beneficiaries pursuant to this Article 4 be enforceable by such Holders or any other Person acting for or on their behalf other than the Special Committee (or the Frequency Board if the Special Committee no longer exists). The Special Committee (or the Frequency Board if the Special Committee no longer exists) has the sole power and authority to act on behalf of the Holders in enforcing any of their rights hereunder.

(d)

During the Disposition Period, if and to the extent the Special Committee authorizes and directs the execution and delivery of any Sale Agreement, Frequency will, and will cause its Subsidiaries to, use commercially reasonable efforts to (i) execute and deliver the Sale Agreement, and (ii) effectuate the MS Asset Disposition pursuant to such Sale Agreement in accordance with its terms.

(e)

Except as expressly set forth in Article 3, Section 4.2(a) or Section 4.2(b), none of Frequency or any of its Subsidiaries shall have any obligation or liability whatsoever to any Person relating to or in connection with any action, or failure to act, with respect to any MS Asset Disposition.

(f)

Subject to the foregoing clause (d) and the other contractual obligations of Frequency expressly set forth in this Agreement, (i) the Holders acknowledge that Frequency has a fiduciary obligation to operate its business in the best interests of its stockholders, and any potential obligation to pay CVR Proceeds will not create any express or implied obligation to operate its business in any particular manner in order to maximize such CVR Proceeds, (ii) except as expressly set forth in this Agreement, the Holders are not relying on any representation of Frequency or any other Person with regard to any MS Asset Disposition or other action involving the MS Assets following the Closing, and neither Frequency nor any other Person has provided, or can provide, any assurance to the Holders that any CVR Proceeds will in fact be earned and paid, and (iii) none of Frequency or any of its Subsidiaries, officers or directors shall have any obligation or liability whatsoever to any Person relating to or in connection with any action, or failure to act, with respect to any MS Asset Disposition.

(g)

Following the Disposition Period, Frequency shall be permitted to take any action in respect of the MS Assets in order to satisfy any Liabilities of or arising from the MS Assets, including any wind-down or termination Liabilities. For clarity, following the CVR Period and following the Disposition Period without an MS Asset Disposition, Frequency may take any action in respect of the MS Assets in its sole and absolute discretion.

Section 4.3 Prohibited Actions.

Unless approved by the Special Committee (or the Frequency Board if the Special Committee no longer exists), Frequency shall not grant any lien, security interest, pledge or similar interest in any MS Assets (other than liens or security interests generally granted with respect to all assets of Frequency, and not specific to the MS Assets, and which do not prohibit the ability of Frequency to complete an MS Asset Disposition and, in connection therewith, to deliver title to the MS Assets to the purchaser thereof, free and clear of such liens and security interests) or any CVR Proceeds.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a)

Frequency, at any time and from time to time, may (without the consent of any Person, other than the Rights Agent, which such consent not to be unreasonably withheld, conditioned, or delayed) enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders or the Rights Agent:

(i)

to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii)

subject to Section 6.1, to evidence the succession of another person to Frequency and the assumption of any such successor of the covenants of Frequency outlined herein in a transaction contemplated by Section 6.1;

(iii)

to add to the covenants of Frequency such further covenants, restrictions, conditions or provisions for the protection and benefit of the Holders; provided that in each case, such provisions shall not adversely affect the interests of the Holders;

(iv)

to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that in each case, such provisions shall not adversely affect the interests of the Holders;

(v)

as may be necessary or appropriate to ensure that CVRs are not subject to registration under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

(vi)	as may be necessary or appropriate to ensure that Frequency is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(vii)

to cancel CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, or (ii) following a transfer of such CVRs to Frequency or its Subsidiaries in accordance with Section 2.2 or Section 2.3;

(viii)	as may be necessary or appropriate to ensure that Frequency complies with applicable Law; or

(ix)

to effect any other amendment to this Agreement that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this Agreement of any such Holder.

(b)

Promptly after the execution by Frequency of any amendment pursuant to this Section 5.1, Frequency will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a)

In addition to any amendments to this Agreement that may be made by Frequency without the consent of any Holder or the Rights Agent pursuant to Section 5.1, with the consent of the Majority of Holders, Frequency and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b)

Promptly after the execution by Frequency and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Frequency will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Frequency which states that the proposed supplement or amendment is in compliance with the terms of this Article 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 Frequency May Not Consolidate, Etc.

During the CVR Period, Frequency shall not consolidate with or merge into any other Person or convey, transfer or lease all or substantially all of its properties and assets to any Person, unless:

(a)

the Person formed by such consolidation or into which Frequency is merged or the Person that acquires by conveyance or transfer, or that leases, all or substantially all of the properties and assets of Frequency (the “Surviving Person”) shall expressly assume Frequency’s obligations under this Agreement, including payment of amounts on all CVRs in accordance with the applicable terms; and

(b)	Frequency has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article 6.

Section 6.2 Successor Substituted.

Upon any consolidation of or merger by Frequency with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Frequency under this Agreement with the same effect as if the Surviving Person had been named as Frequency herein.

ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to Frequency.

All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing. Such Notice shall be deemed given (a) on the date of delivery, if delivered in person, by Fedex or other internationally recognized overnight courier service or, (except with respect to any Person other than the Rights Agent), by e-mail (upon confirmation of receipt) prior to 5:00 p.m. in the time zone of the receiving party or on the next Business Day, if delivered after 5:00 p.m. in the time zone of the receiving party or (b) on the first Business Day following the date of dispatch, if delivered by FedEx or by other internationally recognized overnight courier service (upon proof of delivery), addressed as follows:

if to the Rights Agent, to:

Computershare Trust Company, N.A.

150 Royall Street

Canton, MA 02021

if to Frequency, to:

Frequency Therapeutics

75 Hayden Ave

Lexington, MA 02421

Attention: [ ⚫ ]

Email: [ ⚫ ]

with a copy, which shall not constitute notice, to:

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: Kingsley L. Taft, Andrew H. Goodman

Email: ktaft@goodwinlaw.com, agoodman@goodwinlaw.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 7.2 Notice to Holders.

All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 7.3 Entire Agreement.

As between Frequency and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent.

Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 7.5 Successors and Assigns.

This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Frequency and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without Frequency’s prior written consent. Subject to Section 5.1(a)(ii) and Article 6 hereof, Frequency may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom Frequency is merged or consolidated, or any entity resulting from any merger or consolidation to which Frequency shall be a party (each, an “Assignee”); provided, however, that in connection with any assignment to an Assignee, Frequency shall agree to remain liable for the performance by Frequency of its obligations hereunder (to the extent Frequency exists following such assignment). Frequency or an Assignee may not otherwise assign this Agreement without the prior consent of the Majority of Holders. Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Majority of Holders.

Nothing in this Agreement, express or implied, will give to any Person (other than Frequency, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Frequency, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Majority of Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7 Governing Law.

This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law rules of such state.

Section 7.8 Jurisdiction.

In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware, County of New Castle, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the District of Delaware (and appellate courts thereof); (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.8; (c) waives any objection to laying venue in any such action or proceeding in such courts;

(d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.1 or Section 7.2 of this Agreement.

Section 7.9 WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO (AND BY ACCEPTING THE CVR’ S, THE HOLDERS) HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause.

In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Frequency.

Section 7.11 Counterparts; Effectiveness.

This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12 Termination.

This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the expiration of the CVR Period. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement.

Section 7.13 Force Majeure.

Notwithstanding anything to the contrary contained herein, none of the Rights Agent, Frequency or any of its Subsidiaries (except as it relates to the obligations of the Company under Article 3) will be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, pandemics (including COVID-19), terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

Section 7.14 Construction.

(a)

For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b)

As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c)

The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d)

Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and Frequency have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and Frequency and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(e)	All references herein to “$” are to United States Dollars.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

FREQUENCY THERAPEUTICS, INC.

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY, N.A. and
COMPUTERSHARE INC., collectively as Rights Agent

By:
Name:
Title:

Annex F

Execution Version

LOCK-UP AGREEMENT

July 14, 2023

Korro Bio, Inc.

One Kendall Square

Building 600-700, Suite 6-401

Cambridge, MA 02139

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Frequency Therapeutics, Inc., a Delaware corporation (“Frequency”), has entered into an Agreement and Plan of Merger, dated as of July 14, 2023 (as the same may be amended from time to time, the “Merger Agreement”) with Frequency Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Frequency, and Korro Bio, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Frequency and, solely prior to the Closing, the Company, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Frequency Common Stock or any securities convertible into or exercisable or exchangeable for Frequency Common Stock (including without limitation, Frequency Common Stock or such other securities which may be deemed to be beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by the undersigned in accordance with the rules and regulations of the SEC and securities of Frequency which may be issued upon exercise of an option to purchase Frequency Common Stock or warrant or settlement of a Frequency Restricted Stock Unit) that are currently or hereafter owned by the undersigned (collectively, the “Undersigned’s Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition;

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Frequency Common Stock or other securities, in cash or otherwise; or

(iii)

make any demand for, or exercise any right with respect to, the registration of any shares of Frequency Common Stock or any security convertible into or exercisable or exchangeable for Frequency Common Stock (other than such rights set forth in the Merger Agreement).

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(i)

if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement, or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(ii)

if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company, or other entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management or advisement with the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, including, without limitation, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) transfers or dispositions not involving a change in beneficial ownership or (E) with prior written consent of Frequency; or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Frequency a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Frequency Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase Frequency Common Stock (including a net or cashless exercise of an option to purchase Frequency Common Stock), and any related transfer of shares of Frequency Common Stock to Frequency or sale of Frequency Common Stock in the open market, in each case, for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) during the Restricted Period due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Frequency Common Stock held by the undersigned following such exercise and any such open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) the disposition (including a forfeiture or repurchase) to Frequency of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(d) transfers to Frequency, or sales of Frequency Common Stock in the open market, in connection with the vesting of any restricted stock unit or settlement of any other equity award that represents the right to receive shares of Frequency Common Stock settled in Frequency Common Stock, in each case, to pay any tax withholding obligations due during the Restricted Period; provided that, for the avoidance of doubt, the underlying shares of Frequency Common Stock held by the undersigned following such exercise and any such open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) for the transfer of Frequency Common Stock; provided that such plan does not provide for any transfers of Frequency Common Stock during the Restricted Period, or the sale of Frequency Common Stock pursuant to a 10b5-1 Plan existing as of the date of the Merger Agreement (which, for clarity, shall not be amended during the Restricted Period, but may be terminated during the Restricted Period);

(f) transfers, sales, dispositions, or the entering into of transactions (including, without limitation, any swap, hedge or similar agreement) by the undersigned of or relating to shares of capital stock or other securities of

F-2

Frequency purchased or acquired by the undersigned on the open market, in a public offering by Frequency, or that otherwise do not involve or relate to shares of Frequency Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company;

(g) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Frequency’s capital stock involving a change of control of Frequency, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement; or

(h) pursuant to an order of a court or regulatory agency.

And provided, further, that, with respect to each of (a), (b), (c), (d) and (e) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily in connection with such transfer or disposition during the Restricted Period; provided that (i) any filing under Section 16 of the Exchange Act made during the Restricted Period shall clearly indicate in the footnotes thereto that such filing relates to the circumstances described in (a), (b), (c), (d) or (e), as applicable and (ii) the foregoing shall not prevent the undersigned from filing a Form 13F, Schedule 13G or Schedule 13D, or any amendment thereto, or from disclosing its holdings in Frequency as required by law or regulation or its internal disclosure policies in the ordinary course of business.

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Frequency. In furtherance of the foregoing, the undersigned agrees that Frequency and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Frequency may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Frequency Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Frequency and the Company are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement. Notwithstanding anything to the contrary contained herein, this letter agreement will automatically terminate and the undersigned shall be released from all obligations under this letter agreement upon the earliest to occur, if any, of (i) the Company advising the undersigned in writing that it has determined not to proceed with the Contemplated Transactions or (ii) the Merger Agreement being terminated.

Any and all remedies herein expressly conferred upon Frequency or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Frequency or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage could occur to Frequency and/or the Company in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Frequency and the Company shall be entitled to seek an injunction or

F-3

injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Frequency or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Frequency or the Company with respect thereto.

In the event that any holder of Frequency’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Frequency (or prior to the Closing, the Company), including through any written consent granted under subparagraph a(ii)(E) above, to sell or otherwise transfer or dispose of shares of Frequency Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder or is granted an early release from the restrictions described herein during the Restricted Period, the same percentage of shares of the Undersigned’s Shares shall be immediately and fully released from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission or early release has been granted by Frequency, and solely prior to the Closing, the Company, to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holder’s shares of Frequency Common Stock that, when combined with all such other such permissions and early releases, represent an aggregate amount in excess of 1% of the number of shares of Frequency Common Stock originally subject to a substantially similar agreements. Frequency shall notify the undersigned of any Pro Rata Release of its shares on the same day that any permission that triggers the Pro Rata Release is granted.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Frequency will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Frequency, the Company and the undersigned by facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

F-4

Very truly yours,

Print Name of Stockholder:	[ ]

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

Accepted and Agreed By Frequency Therapeutics, Inc.:

By:
Name:
Title:

Accepted and Agreed by Korro Bio, Inc.:

By:
Name:
Title:

[Signature Page to Lock-up Agreement]

Annex G

Execution Version

LOCK-UP AGREEMENT

July 14, 2023

Korro Bio, Inc.

One Kendall Square

Building 600-700, Suite 6-401

Cambridge, MA 02139

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Frequency Therapeutics, Inc., a Delaware corporation (“Frequency”), has entered into an Agreement and Plan of Merger, dated as of July 14, 2023 (as the same may be amended from time to time, the “Merger Agreement”) with Frequency Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Frequency, and Korro Bio, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Frequency and, solely prior to the Closing, the Company, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Frequency Common Stock or any securities convertible into or exercisable or exchangeable for Frequency Common Stock (including without limitation, Frequency Common Stock or such other securities which may be deemed to be beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by the undersigned in accordance with the rules and regulations of the SEC and securities of Frequency which may be issued upon exercise of an option to purchase Frequency Common Stock or warrant or settlement of a Frequency Restricted Stock Unit) that are currently or hereafter owned by the undersigned (collectively, the “Undersigned’s Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition;

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Frequency Common Stock or other securities, in cash or otherwise; or

(iii)

make any demand for, or exercise any right with respect to, the registration of any shares of Frequency Common Stock or any security convertible into or exercisable or exchangeable for Frequency Common Stock (other than such rights set forth in the Merger Agreement or, to the extent the undersigned is party to it, the Registration Rights Agreement dated as of [ ], 2023 (as the same may be amended from time to time) between the Company and the other parties thereto)).

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a)	transfers of the Undersigned’s Shares:

(i)

if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement, or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(ii)

if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company, or other entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management or advisement with the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, including, without limitation, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) transfers or dispositions not involving a change in beneficial ownership or (E) with prior written consent of Frequency; or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Frequency a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Frequency Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase Frequency Common Stock (including a net or cashless exercise of an option to purchase Frequency Common Stock), and any related transfer of shares of Frequency Common Stock to Frequency or sale of Frequency Common Stock in the open market, in each case, for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) during the Restricted Period due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Frequency Common Stock held by the undersigned following such exercise and any such open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) the disposition (including a forfeiture or repurchase) to Frequency of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(d) transfers to Frequency, or sales of Frequency Common Stock in the open market, in connection with the vesting of any restricted stock unit or settlement of any other equity award that represents the right to receive shares of Frequency Common Stock settled in Frequency Common Stock, in each case, to pay any tax withholding obligations due during the Restricted Period; provided that, for the avoidance of doubt, the underlying shares of Frequency Common Stock held by the undersigned following such exercise and any such open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) for the transfer of Frequency Common Stock; provided that such plan does not provide for any transfers of Frequency Common Stock during the Restricted Period, or the sale of Frequency Common Stock pursuant to a 10b5-1 Plan existing as of the date of the Merger Agreement (which, for clarity, shall not be amended during the Restricted Period, but may be terminated during the Restricted Period);

(f) transfers, sales, dispositions, or the entering into of transactions (including, without limitation, any swap, hedge or similar agreement) by the undersigned of or relating to shares of capital stock or other securities of Frequency purchased or acquired by the undersigned on the open market, in a public offering by Frequency, or that otherwise do not involve or relate to shares of Frequency Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company;

(g) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Frequency’s capital stock involving a change of control of Frequency, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(h) pursuant to an order of a court or regulatory agency; or

(i) transfers, sales, dispositions, or the entering into of transaction (including, without limitation, any swap, hedge, or similar agreement), by the undersigned relating to shares of Frequency Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company, if any, purchased from the Company pursuant to the Concurrent Financing (as defined in the Merger Agreement) or issued in exchange for, or on conversion or exercise of, any securities issued as part of the Concurrent Financing.

And provided, further, that, with respect to each of (a), (b), (c), (d) and (e) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily in connection with such transfer or disposition during the Restricted Period; provided that (i) any filing under Section 16 of the Exchange Act made during the Restricted Period shall clearly indicate in the footnotes thereto that such filing relates to the circumstances described in (a), (b), (c), (d) or (e), as applicable and (ii) the foregoing shall not prevent the undersigned from filing a Form 13F, Schedule 13G or Schedule 13D, or any amendment thereto, or from disclosing its holdings in Frequency as required by law or regulation or its internal disclosure policies in the ordinary course of business.

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Frequency. In furtherance of the foregoing, the undersigned agrees that Frequency and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Frequency may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Frequency Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Frequency and the Company are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement. Notwithstanding anything to the contrary contained herein, this letter agreement will automatically terminate and the undersigned shall be released from all obligations under this letter agreement upon the earliest to occur, if any, of (i) the Company advising the undersigned in writing that it has determined not to proceed with the Contemplated Transactions or (ii) the Merger Agreement being terminated.

Any and all remedies herein expressly conferred upon Frequency or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Frequency or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage could occur to Frequency and/or the Company in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Frequency and the Company shall be entitled to seek an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Frequency or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Frequency or the Company with respect thereto.

In the event that any holder of Frequency’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Frequency (or prior to the Closing, the Company), including through any written consent granted under subparagraph a(ii)(E) above, to sell or otherwise transfer or dispose of shares of Frequency Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder or is granted an early release from the restrictions described herein during the Restricted Period, the same percentage of shares of the Undersigned’s Shares shall be immediately and fully released from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission or early release has been granted by Frequency, and solely prior to the Closing, the Company, to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holder’s shares of Frequency Common Stock that, when combined with all such other such permissions and early releases, represent an aggregate amount in excess of 1% of the number of shares of Frequency Common Stock originally subject to a substantially similar agreements. Frequency shall notify the undersigned of any Pro Rata Release of its shares on the same day that any permission that triggers the Pro Rata Release is granted.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Frequency will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Frequency, the Company and the undersigned by facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

Very truly yours,

Print Name of Stockholder:	[ ]

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

Accepted and Agreed By Frequency Therapeutics, Inc.:

By:
Name:
Title:

Accepted and Agreed by Korro Bio, Inc.:

By:
Name:
Title:

[Signature Page to Lock-up Agreement]

Annex H

PROPOSED AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION

CERTIFICATE OF AMENDMENT

TO

RESTATED CERTIFICATE OF INCORPORATION

OF

FREQUENCY THERAPEUTICS, INC.

Frequency Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST:

That the Board of Directors of the Corporation duly adopted resolutions recommending and declaring advisable that the Restated Certificate of Incorporation of the Corporation be amended and that such amendment be submitted to the stockholders of the Corporation for their consideration, as follows:

RESOLVED, that the first sentence of Article FOURTH of the Restated Certificate of Incorporation be, and hereby is, amended and restated in its entirety to read as follows:

“That, effective at 5:00 p.m., Eastern time, on the date this Certificate of Amendment to the Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (the “Effective Time”), a one-for-[ ]1 reverse stock split of the Common Stock (as defined below) shall become effective, pursuant to which each [ ]1 share of Common Stock issued and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, (a) with respect to holders of one or more certificates, if any, which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, upon surrender after the Effective Time of such certificate or certificates, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (the “Fractional Share Payment”) equal to the fraction of which such holder would otherwise be entitled multiplied by the closing price per share of Common Stock on the date of the Effective Time as reported by The Nasdaq Capital Market (as adjusted to give effect to the Reverse Stock Split); provided that, whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (i) the total number of shares of Common Stock that were issued and outstanding immediately prior to the Effective Time formerly represented by certificates that the holder is at the time surrendering and (ii) the aggregate number of shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificates shall have been reclassified; and (b) with respect to holders of shares of Common Stock in book-entry form in the records of the Corporation’s transfer agent that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split (after aggregating all fractional shares), following the Effective Time, shall be entitled to receive the Fractional Share Payment automatically and without any action by the holder.

[1]

Shall be a whole number between and including 1-for-25 and 1-for-50, which number is referred to as the “Reverse Split Factor” (it being understood that any Reverse Split Factor within such range shall, together with the remaining provisions of this Certificate of Amendment not appearing in brackets, constitute a separate amendment being approved and adopted by the Board and stockholders in accordance with Section 242 of the Delaware General Corporation Law).

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 210,000,000 shares, consisting of (a) 200,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), and (b) 10,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).”

SECOND:	That, at a meeting of stockholders of the Corporation, the aforesaid amendment was duly adopted by the stockholders of the Corporation.

THIRD:	That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its [ ] on this [ ] day of [ ] 2023.

FREQUENCY THERAPEUTICS, INC.

By:
Name:
Title:

Annex I

2023 STOCK OPTION AND INCENTIVE PLAN

KORRO BIO, INC.

2023 STOCK OPTION AND INCENTIVE PLAN

SECTION	1. GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the Korro Bio, Inc. 2023 Stock Option and Incentive Plan (as amended from time to time, the “Plan”). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of Korro Bio, Inc. (the “Company”) and its Affiliates upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

“Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Administrator” means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who are independent.

“Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Act. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights.

“Award Agreement” means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Agreement is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cash-Based Award” means an Award entitling the recipient to receive a cash-denominated payment.

“Closing Date” means the date of the closing of the transactions contemplated by that certain Agreement and Plan of Merger by and among Frequency Therapeutics, Inc., the Company and Frequency Merger Sub Inc., dated as of July 14, 2023.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

“Consultant” means a consultant or adviser who provides bona fide services to the Company or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Act.

“Dividend Equivalent Right” means an Award entitling the grantee to receive credits based on ordinary cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

“Effective Date” means the date on which the Plan becomes effective as set forth in Section 19.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, The New York Stock Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to the closing price. If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.

“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 5.

“Restricted Shares” means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company’s right of repurchase.

“Restricted Stock Award” means an Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Restricted Stock Units” means an Award of stock units subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Sale Event” shall mean (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization, statutory share exchange, consolidation, or similar transaction pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert, (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company or (v) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company. Notwithstanding anything in the foregoing to the contrary, with respect to compensation (A) that is subject to Section 409A of the Code and (B) for which a Sale Event would accelerate the timing of payment thereunder, the term “Sale Event” shall mean an event that is both (I) a Sale Event (as defined above) and (II) a “change in control event” (within the meaning of Section 409A of the Code).

“Sale Price” means the value as determined by the Administrator of the consideration payable, or otherwise to be received by stockholders, per share of Stock pursuant to a Sale Event.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

“Service Relationship” means any relationship as an employee, Non-Employee Director or Consultant of the Company or any Affiliate. Unless as otherwise set forth in the Award Agreement, a Service Relationship shall be deemed to continue without interruption in the event a grantee’s status changes from full-time employee to part-time employee or a grantee’s status changes from employee to Consultant or Non-Employee Director or vice versa, provided that there is no interruption or other termination of Service Relationship in connection with the grantee’s change in capacity.

“Stock” means the Common Stock, par value $0.001 per share, of the Company, subject to adjustments pursuant to Section 3.

“Stock Appreciation Right” means an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions.

SECTION	2. ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a) Administration of Plan. The Plan shall be administered by the Administrator.

(b) Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i) to select the individuals to whom Awards may from time to time be granted;

(ii) to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii) to determine the number of shares of Stock to be covered by any Award;

(iv) to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Agreements;

(v) to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi) subject to the provisions of Section 5(c) or 6(d), to extend at any time the period in which Stock Options or Stock Appreciation Rights, respectively, may be exercised; and

(vii) at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c) Delegation of Authority to Grant Awards. Subject to applicable law, the Administrator, in its discretion, may delegate to a committee consisting of one or more officers of the Company, including the Chief Executive Officer of the Company, all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are (i) not subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) not members of the delegated committee. Any such delegation by the Administrator shall include a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.

(d) Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event the Service Relationship terminates.

(e) Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f) Non-U.S. Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Affiliates operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Affiliates shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be incorporated into and made part of this Plan); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

SECTION	3. STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a) Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be     shares (the “Initial Limit”), plus on January 1, 2024 and on each January 1 thereafter, the number of shares of Stock reserved and available for issuance under the Plan shall be cumulatively increased by five percent (5%) of the number of shares of Common Stock issued and outstanding on the immediately preceding December 31, or such lesser number of shares as approved by the Administrator, in all cases subject to adjustment as provided in this Section 3(c) (the “Annual Increase”). Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the Initial Limit cumulatively increased on January 1, 2024 and on each January 1 thereafter by the lesser of the Annual Increase for such year or    shares of Stock, subject in all cases to adjustment as

provided in Section 3(c). For purposes of this Plan, the shares of Stock underlying any awards under the Plan and the shares of Common Stock of the Company underlying any awards under the Company’s 2019 Stock Incentive Plan, Frequency Therapeutics, Inc. 2014 Equity Incentive Plan or the Frequency Therapeutics, Inc. 2019 Incentive Award Plan, each as amended from time to time, that are forfeited, canceled, held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares of Stock that may be issued as Incentive Stock Options. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company. Awards that may be settled solely in cash shall not be counted against the share reserve, nor shall they reduce the shares of Stock authorized for grant to a grantee in any calendar year.

(b) Maximum Awards to Non-Employee Directors. Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Director for services as a Non-Employee Director in any calendar year shall not exceed: (i) $1,000,000 in the first calendar year an individual becomes a Non-Employee Director and (ii) $750,000 in any other calendar year. For the purpose of this limitation, the value of any Award shall be its grant date fair value, as determined in accordance with ASC Topic 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

(c) Changes in Stock. Subject to Section 3(d) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of shares subject to Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(d) Mergers and Other Transactions. In the case of and subject to the consummation of a Sale Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent that the parties to such Sale Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate. In such case, except as may be otherwise provided in the relevant Award Agreement, all Options and Stock Appreciation Rights with time-based vesting conditions or restrictions that are (i) not vested and/or exercisable immediately prior to the effective time of the Sale Event and (ii) held by grantees who have had a continuous Service Relationship with the Company or any of its Affiliates for at least one year prior to the effective time of the Sale Event shall become fully vested and exercisable as of the effective time of the Sale Event, all other Awards held by grantees (A) who have had a continuous Service Relationship with the Company or any of its Affiliates for at least one year prior to the effective time of the Sale Event and (B) that are subject solely to time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the Sale Event, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a Sale Event in the Administrator’s discretion or to the extent specified in the relevant Award Agreement. In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Stock Appreciation Right shall be cancelled for no consideration); or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards.

SECTION	4. ELIGIBILITY

Grantees under the Plan will be such employees, Non-Employee Directors or Consultants of the Company and its Affiliates as are selected from time to time by the Administrator in its sole discretion; provided that Awards may not be granted to employees, Non-Employee Directors or Consultants who are providing services only to any “parent” of the Company, as such term is defined in Rule 405 of the Act, unless (i) the stock underlying the Awards is treated as “service recipient stock” under Section 409A or (ii) the Company has determined that such Awards are exempt from or otherwise comply with Section 409A.

SECTION	5. STOCK OPTIONS

(a) Award of Stock Options. The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.

(b) Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the date of grant. Notwithstanding the foregoing, Stock Options may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Option is otherwise compliant with Section 409A.

(c) Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d) Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the date of grant. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(e) Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods except to the extent otherwise provided in the Award Agreement:

(i) In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii) Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii) By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company shall prescribe as a condition of such payment procedure; or

(iv) With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Award Agreement or applicable provisions of laws (including the satisfaction of any taxes that the Company or an Affiliate is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(f) Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option. For purposes of this Section 5(f), Incentive Stock Options will be taken into account in the order in which they were granted, the Fair Market Value of the shares of Stock will be determined as of the time the Stock Option with respect to such shares of Stock is granted, and calculation will be performed in accordance with Section 422 of the Code and Treasury Regulations promulgated thereunder.

SECTION	6. STOCK APPRECIATION RIGHTS

(a) Award of Stock Appreciation Rights. The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b) Exercise Price of Stock Appreciation Rights. The exercise price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant. Notwithstanding the foregoing, Stock Appreciation Rights may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant, or (iii) if the Stock Appreciation Right is otherwise compliant with Section 409A.

(c) Grant and Exercise of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(d) Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined on the date of grant by the Administrator. The term of a Stock Appreciation Right may not exceed ten years. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

SECTION	7. RESTRICTED STOCK AWARDS

(a) Nature of Restricted Stock Awards. The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives.

(b) Rights as a Stockholder. Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that if the lapse of restrictions with respect to the Restricted Stock Award is tied to the attainment of vesting conditions, any dividends paid by the Company shall accrue and shall not be paid to the grantee until and to the extent the vesting conditions are met with respect to the Restricted Stock Award. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c) Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Agreement. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, if a grantee’s employment (or other Service Relationship) with the Company and its Affiliates terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at its original purchase price (if any) from such grantee or such grantee’s legal representative simultaneously with such termination of employment (or other Service Relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d) Vesting of Restricted Shares. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company’s right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.”

SECTION	8. RESTRICTED STOCK UNITS

(a) Nature of Restricted Stock Units. The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock (or cash, to the extent explicitly provided for in the Award Agreement) upon the satisfaction of such restrictions and conditions at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Restricted Stock Units with deferred settlement dates are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order to comply with the requirements of Section 409A.

(b) Election to Receive Restricted Stock Units in Lieu of Compensation. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Agreement.

(c) Rights as a Stockholder. A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying his or her Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.

(d) Termination. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, a grantee’s right in all Restricted Stock Units that have not vested shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Affiliates for any reason.

SECTION	9. UNRESTRICTED STOCK AWARDS

Grant or Sale of Unrestricted Stock. The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted Stock Award is an Award pursuant to which the grantee may receive shares of Stock free of any restrictions under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION	10. CASH-BASED AWARDS

Grant of Cash-Based Awards. The Administrator may grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals, including continued employment (or other Service Relationship). The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.

SECTION	11. DIVIDEND EQUIVALENT RIGHTS

(a) Dividend Equivalent Rights. The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Agreement. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units shall provide that such Dividend Equivalent Right shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

(b) Termination. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, a grantee’s rights in all Dividend Equivalent Rights shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Affiliates for any reason.

SECTION	12. TRANSFERABILITY OF AWARDS

(a) Transferability. Except as provided in Section 12(b) below or otherwise determined by the Administrator, during a grantee’s lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b) Administrator Action. Notwithstanding Section 12(a), the Administrator, in its discretion, may provide either in the Award Agreement regarding a given Award or by subsequent written approval that the grantee (who is an employee or Non-Employee Director) may transfer his or her Non-Qualified Stock Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award Agreement. In no event may an Award be transferred by a grantee for value.

(c) Family Member. For purposes of Section 12(b), “family member” shall mean a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d) Designation of Beneficiary. To the extent permitted by the Company and valid under applicable law, each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee’s death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee’s estate or legal heirs.

SECTION	13. TAX WITHHOLDING

(a) Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the grantee for tax purposes, pay to the Company or any applicable Affiliate, or make arrangements satisfactory to the Administrator regarding payment of, any U.S. and non-U.S. federal, state, or local taxes of any kind required by law to be withheld by the Company or any applicable Affiliate with respect to such income. The Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee or to satisfy any applicable withholding obligations by any other method of withholding that the Company and its Affiliates deem appropriate. The Company’s obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b) Payment in Stock. The Administrator may cause any tax withholding obligation of the Company or any applicable Affiliate to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory rate or such lesser amount as is necessary to avoid liability accounting treatment. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the grantees. The Administrator may also require any tax withholding obligation of the Company or any applicable Affiliate to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares of Stock issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company or any applicable Affiliate in an amount that would satisfy the withholding amount due.

SECTION	14. SECTION 409A AWARDS

Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A. The Plan and all Awards shall be interpreted in accordance with such intent. To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service, or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated except to the extent permitted by Section 409A. The Company makes no representation that any or all of the payments or benefits described in the Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

SECTION	15. TERMINATION OF SERVICE RELATIONSHIP, TRANSFER, LEAVE OF ABSENCE, ETC.

(a) Termination of Service Relationship. If the grantee’s Service Relationship is with an Affiliate and such Affiliate ceases to be an Affiliate, the grantee shall be deemed to have terminated his or her Service Relationship for purposes of the Plan.

(b) For purposes of the Plan, the following events shall not be deemed a termination of a Service Relationship:

(i) a transfer to the Service Relationship of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or

(ii) an approved leave of absence, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION	16. AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall materially and adversely affect rights under any outstanding Award without the holder’s consent. Except as provided in Section 3(c) or 3(d), without prior stockholder approval, in no event may the Administrator exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or effect repricing through cancellation and re-grants or cancellation of Stock Options or Stock Appreciation Rights in exchange for cash or other Awards. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, or to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by Company stockholders. Nothing in this Section 16 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(c) or 3(d).

SECTION	17. STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION	18. GENERAL PROVISIONS

(a) No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b) Issuance of Stock. To the extent certificated, stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing shares of Stock pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. Any Stock issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate or notations on any book entry to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c) Stockholder Rights. Until Stock is deemed delivered in accordance with Section 18(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(d) Other Incentive Arrangements; No Rights to Continued Service Relationship. Nothing contained in this Plan shall prevent the Board from adopting other or additional incentive arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any grantee any right to continued employment or other Service Relationship with the Company or any Affiliate.

(e) Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company’s insider trading policies and procedures, as in effect from time to time.

(f) Clawback Policy. Awards under the Plan shall be subject to the Company’s clawback policy, as in effect from time to time. In addition, the Administrator may impose such other clawback, recovery, or recoupment provisions in an Award Agreement as the Administrator determines necessary or appropriate, including, but not limited to, a reacquisition right in respect of previously acquired shares of Stock or other cash or property upon the occurrence of a termination for “cause” under any agreement with the Company or an Affiliate thereof. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or an Affiliate thereof.

(g) Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

SECTION	19. EFFECTIVE DATE OF PLAN

This Plan shall become effective upon the Closing Date subject to stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, and applicable stock exchange rules. No grants of Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

SECTION	20. GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS:

DATE APPROVED BY STOCKHOLDERS:

Annex J

2023 EMPLOYEE STOCK PURCHASE PLAN

KORRO BIO, INC.

2023 EMPLOYEE STOCK PURCHASE PLAN

The purpose of the Korro Bio, Inc. 2023 Employee Stock Purchase Plan (the “Plan”) is to provide eligible employees of Korro Bio, Inc. (the “Company”) and each Designated Company (as defined in Section 11) with opportunities to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”).    shares of Common Stock in the aggregate have been approved and reserved for this purpose, plus on January 1, 2024 and each January 1 thereafter until the Plan terminates pursuant to Section 20, the number of shares of Common Stock reserved and available for issuance under the Plan shall be cumulatively increased by the lesser of (i)    shares of Common Stock, (ii) one percent (1%) of the number of shares of Common Stock issued and outstanding on the immediately preceding December 31, or (iii) such lesser number of shares of Common Stock as determined by the Administrator (as defined in Section 1).

The Plan includes two components: a Code Section 423 Component (the “423 Component”) and a non-Code Section 423 Component (the “Non-423 Component”). It is intended for the 423 Component to constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the “Code”), and the 423 Component shall be interpreted in accordance with that intent. Under the Non-423 Component, which does not qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code, options will be granted pursuant to rules, procedures or sub-plans adopted by the Administrator designed to comply with applicable laws or achieve tax and other objectives. Except as otherwise provided herein or by the Administrator, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Unless otherwise defined herein, capitalized terms in this Plan shall have the meaning ascribed to them in Section 11.

1. Administration. The Plan will be administered by the person or persons (the “Administrator”) appointed by the Company’s Board of Directors (the “Board”) for such purpose. The Administrator has authority at any time to: (i) adopt, alter and repeal such rules, guidelines and practices for the administration of the Plan and for its own acts and proceedings as it shall deem advisable; (ii) interpret the terms and provisions of the Plan; (iii) make all determinations it deems advisable for the administration of the Plan, including to accommodate the specific requirements of applicable laws, regulations and procedures in jurisdictions outside the United States; (iv) decide all disputes arising in connection with the Plan; and (v) otherwise supervise the administration of the Plan. All interpretations and decisions of the Administrator shall be binding on all persons, including the Company and the Participants. No member of the Board or individual exercising administrative authority with respect to the Plan shall be liable for any action or determination made in good faith with respect to the Plan or any option granted hereunder.

2. Offerings. The Company may make one or more offerings to eligible employees to purchase Common Stock under the Plan (“Offerings”) consisting of one or more Purchase Periods. The Administrator may, in its discretion, determine when each Offering shall occur, including the duration of any Offering, provided that no Offering shall exceed 27 months in duration. Unless as otherwise determined by the Administrator, Participants will only be permitted to participate in one Offering at a time.

3. Eligibility. Except as otherwise determined by the Administrator in advance of an Offering, all individuals classified as employees on the payroll records of the Company and each Designated Company are eligible to participate in any one or more of the Offerings under the Plan (provided, that a Participant is not permitted to participate in multiple Offerings at the same time, unless otherwise determined by the Administrator), provided that as of the first day of the applicable Offering (the “Offering Date”), they are customarily employed by the Company or a Designated Company for more than 20 hours a week.

Notwithstanding any other provision herein, individuals who are not contemporaneously classified as employees of the Company or a Designated Company for purposes of the Company’s or applicable Designated Company’s payroll system are not considered to be eligible employees of the Company or any Designated Company and shall not be eligible to participate in the Plan. In the event any such individuals are reclassified as employees of the Company or a Designated Company for any purpose, including, without limitation, common law or statutory employees, by any action of any third party, including, without limitation, any government agency, or as a result of any private lawsuit, action or administrative proceeding, such individuals shall, notwithstanding such reclassification, remain ineligible for participation. Notwithstanding the foregoing, the exclusive means for individuals who are not contemporaneously classified as employees of the Company or a Designated Company on the Company’s or Designated Company’s payroll system to become eligible to participate in this Plan is through an amendment or subplan to this Plan, duly executed by the Company, which specifically renders such individuals eligible to participate herein.

4. Participation.

(a) An eligible employee who is not a Participant in any prior Offering may participate in a subsequent Offering by submitting an enrollment form to the Company or an agent designated by the Company (in the manner described in Section 4) at least 15 business days before the Offering Date (or by such other deadline as shall be established by the Administrator for the Offering).

(b) Enrollment. The enrollment form (which may be in an electronic format or such other method as determined by the Company in accordance with the Company’s practices) will (a) state a whole percentage to be deducted from an eligible employee’s Compensation (as defined in Section 11) per pay period, (b) authorize the purchase of Common Stock in each Offering in accordance with the terms of the Plan and (c) specify the exact name or names in which shares of Common Stock purchased for such individual are to be issued pursuant to Section 10. An employee who does not enroll in accordance with these procedures will be deemed to have waived the right to participate. Unless a Participant files a new enrollment form or withdraws from the Plan, such Participant’s deductions or contributions and purchases will continue at the same percentage of Compensation for future Offerings, provided he or she remains eligible.

(c) Notwithstanding the foregoing, participation in the Plan will neither be permitted nor be denied contrary to the requirements of the Code.

5. Employee Contributions. Each eligible employee may authorize payroll deductions or contributions at a minimum of 1 percent (1%) up to a maximum of 15 percent (15%) of such employee’s Compensation for each pay period or such other maximum as may be specified by the Administrator in advance of an Offering. The Company will maintain book accounts showing the amount of payroll deductions or contributions made by each Participant for each Purchase Period within an Offering. No interest will accrue or be paid on payroll deductions or contributions, except as may be required by applicable law. If payroll deductions or contributions for purposes of the Plan are prohibited or otherwise problematic under applicable law (as determined by the Administrator in its discretion), the Administrator may require Participants to contribute to the Plan by such other means as determined by the Administrator. Any reference to “payroll deductions or contributions” in this Section 5 (or in any other section of the Plan) will similarly cover contributions by other means made pursuant to this Section 5.

6. Deduction Changes. Except as may be determined by the Administrator in advance of an Offering, a Participant may not increase or decrease his or her payroll deduction or contributions during any Offering, but may increase or decrease his or her payroll deduction or contributions with respect to the next Offering (subject to the limitations of Section 5) by filing a new enrollment form at least 15 business days before the next Offering Date (or by such other deadline as shall be established by the Administrator for the Offering). The Administrator may, in advance of any Offering, establish rules permitting a Participant to increase, decrease or terminate his or her payroll deduction or contributions during an Offering.

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7. Withdrawal. A Participant may withdraw from participation in the Plan by delivering a written notice of withdrawal to the Company or an agent designated by the Company (in accordance with such procedures as may be established by the Administrator). The Participant’s withdrawal will be effective as of the next business day. Following a Participant’s withdrawal, the Company will promptly refund such individual’s entire account balance under the Plan to him or her (after payment for any Common Stock purchased before the effective date of withdrawal). Partial withdrawals are not permitted. Such an employee may not begin participation again during the remainder of the Offering, but may enroll in a subsequent Offering in accordance with Section 4.

8. Grant of Options. On each Offering Date, the Company will grant to each eligible employee who is then a Participant in the Plan an option (“Option”) to purchase, on the last day of a Purchase Period (an “Exercise Date”) and at the Option Price (as defined herein) hereinafter provided for, the lowest of (a) a number of shares of Common Stock determined by dividing such Participant’s accumulated payroll deductions or contributions on such Exercise Date by the Option Price, (b) the number of shares of Common Stock determined by dividing $25,000 by the Fair Market Value of the Common Stock on the Offering Date for such Offering; or (c) such other lesser maximum number of shares as shall have been established by the Administrator in advance of the Offering; provided, however, that such Option shall be subject to the limitations set forth below. Each Participant’s Option shall be exercisable only to the extent of such Participant’s accumulated payroll deductions or contributions on the Exercise Date. The purchase price for each share purchased under each Option (the “Option Price”) will be 85 percent (85%) of the Fair Market Value (as defined in Section 11) of the Common Stock on the Offering Date or the Exercise Date, whichever is less.

Notwithstanding the foregoing, no Participant may be granted an Option hereunder if such Participant, immediately after the Option was granted, would be treated as owning stock possessing 5 percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary (as defined in Section 11). For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of a Participant, and all stock which the Participant has a contractual right to purchase shall be treated as stock owned by the Participant. In addition, no Participant may be granted an Option which permits his or her rights to purchase stock under the Plan, and any other employee stock purchase plan of the Company and its Parents and Subsidiaries, to accrue at a rate which exceeds $25,000 of the Fair Market Value of the Common Stock (determined on the option grant date or dates) for each calendar year in which the Option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code and shall be applied taking Options into account in the order in which they were granted.

9. Exercise of Option and Purchase of Shares. Each employee who continues to be a Participant in the Plan on an Exercise Date shall be deemed to have exercised his or her Option on such date and shall acquire from the Company such number of whole shares of Common Stock reserved for the purpose of the Plan as his or her accumulated payroll deductions or contributions on such date will purchase at the Option Price, subject to any other limitations contained in the Plan. Unless otherwise determined by the Administrator in advance of an Offering, any amount remaining in a Participant’s account after the purchase of shares on an Exercise Date of an Offering solely by reason of the inability to purchase a fractional share will be carried forward to the next Purchase Period; provided, that if such Exercise Date is the final Exercise Date of an Offering, such amount will be carried forward to the next Offering and any other balance remaining in a Participant’s account at the end of an Offering will be refunded to the Participant promptly.

10. Issuance of Certificates. Certificates or book-entries at the Company’s transfer agent representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or in the name of a broker authorized by the employee to be his, her or their, nominee for such purpose.

11. Definitions.

The term “Affiliate” means any entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under the common control with the Company.

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The term “Closing Date” means the date of the closing (the “Closing”) of the transactions contemplated by that certain Agreement and Plan of Merger by and among Frequency Therapeutics, Inc., the Company and Frequency Merger Sub Inc., dated as of July 14, 2023.

The term “Compensation” means the amount of base pay, prior to salary reduction such as pursuant to Sections 125, 132(f) or 401(k) of the Code, but excluding overtime, commissions, incentive or bonus awards, allowances and reimbursements for expenses such as relocation allowances or travel expenses, income or gains related to Company stock options or other share-based awards, and similar items. The Administrator shall have the discretion to determine the application of this definition to Participants outside the United States.

The term “Designated Company” means any present or future Affiliate or Subsidiary that has been designated by the Administrator to participate in the Plan. The Administrator may so designate any Subsidiary or Affiliate, or revoke any such designation, at any time and from time to time, either before or after the Plan is approved by the stockholders, and may further designate such companies or Participants as participating in the 423 Component or the Non-423 Component. The Administrator may also determine which affiliates or eligible employees may be excluded from participation in the Plan, to the extent consistent with Section 423 of the Code or as implemented under the Non-423 Component, and determine which Designated Company or Companies will participate in separate Offerings (to the extent that the Company makes separate Offerings). For purposes of the 423 Component, only the Company and its Subsidiaries may be Designated Companies; provided, however, that at any given time, a Subsidiary that is a Designated Company under the 423 Component will not be a Designated Company under the Non-423 Component. The current list of Designated Companies is attached hereto as Appendix A.

The term “Effective Date” means the date on which the Plan becomes effective as set forth in Section 26.

The term “Fair Market Value of the Common Stock” on any given date means the fair market value of the Common Stock determined in good faith by the Administrator; provided, however, that if the Common Stock is listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, The New York Stock Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to the closing price. If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

The term “New Exercise Date” means a new Exercise Date if the Administrator shortens any Offering then in progress.

The term “Parent” means a “parent corporation” with respect to the Company, as defined in Section 424(e) of the Code.

The term “Participant” means an individual who is eligible as determined in Section 3 and who has complied with the provisions of Section 4.

The term “Purchase Period” means a period of time specified within an Offering beginning on the Offering Date or on the next day following an Exercise Date within an Offering and ending on an Exercise Date. An Offering may consist of one or more Purchase Periods.

The term “Sale Event” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization, statutory share exchange, consolidation, or similar transaction pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Common Stock to an

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unrelated person, entity or group thereof acting in concert, (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company, or (v) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

The term “Subsidiary” means a “subsidiary corporation” with respect to the Company, as defined in Section 424(f) of the Code.

12. Rights on Termination or Transfer of Employment. If a Participant’s employment terminates for any reason before the Exercise Date for any Offering, no payroll deduction or contributions will be taken from any pay due and owing to the Participant and the balance in the Participant’s account will be paid to such Participant or, in the case of such Participant’s death, if permitted by the Administrator and valid under applicable law, to his or her designated beneficiary or to the legal representative of his or her estate as if such Participant had withdrawn from the Plan under Section 7. An employee will be deemed to have terminated employment, for this purpose, if the corporation that employs him or her, having been a Designated Company, ceases to be a Subsidiary or Affiliate, or if the employee is transferred to any corporation other than the Company or a Designated Company. Unless otherwise determined by the Administrator, a Participant whose employment transfers between, or whose employment terminates with an immediate rehire (with no break in service) by, Designated Companies or a Designated Company and the Company will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; provided, however, that if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Option will be qualified under the 423 Component only to the extent that such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Participant’s Option will remain non-qualified under the Non-423 Component. Further, an employee will not be deemed to have terminated employment for purposes of this Section 12, if the employee is on an approved leave of absence where the employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise provides in writing.

13. Special Rules and Sub-Plans. Notwithstanding anything herein to the contrary, the Administrator may adopt special rules or sub-plans applicable to the employees of a particular Designated Company, whenever the Administrator determines that such rules are necessary or appropriate for the implementation of the Plan in a jurisdiction where such Designated Company has employees, regarding, without limitation, eligibility to participate in the Plan, handling and making of payroll deductions or contributions by other means, establishment of bank or trust accounts to hold payroll deductions or contributions, payment of interest, conversion of local currency, obligation to pay payroll tax, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements; provided that if such special rules or sub-plans are inconsistent with the requirements of Section 423(b) of the Code the employees subject to such special rules or sub-plans will participate in the Non-423 Component.

14. Optionees Not Stockholders. Neither the granting of an Option to a Participant nor the deductions or contributions from his or her pay shall result in such Participant becoming a holder of the shares of Common Stock covered by an Option under the Plan until such shares have been purchased by and issued to him or her.

15. Rights Not Transferable. Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant’s lifetime only by the Participant.

16. Application of Funds. All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose, unless otherwise required under applicable law.

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17. Adjustment in Case of Changes Affecting Common Stock. In the event of a subdivision of outstanding shares of Common Stock, the payment of a dividend in Common Stock or any other change affecting the Common Stock, the number of shares approved for the Plan and the share limitation set forth in Section 8 shall be equitably or proportionately adjusted to give proper effect to such event. In the case of and subject to the consummation of a Sale Event, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan or to facilitate such transactions or events:

(a) To provide for either (i) termination of any outstanding Option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such Option had such Option been currently exercisable or (ii) the replacement of such outstanding Option with other options or property selected by the Administrator in its sole discretion.

(b) To provide that the outstanding Options under the Plan shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices.

(c) To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Options under the Plan and/or in the terms and conditions of outstanding Options and Options that may be granted in the future.

(d) To provide that the Offering with respect to which an Option relates will be shortened by setting a New Exercise Date on which such Offering will end. The New Exercise Date will occur before the date of the Sale Event. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant’s Option has been changed to the New Exercise Date and that the Participant’s Option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering as provided in Section 7 hereof.

(e) To provide that all outstanding Options shall terminate without being exercised and all amounts in the accounts of Participants shall be promptly refunded.

18. Amendment of the Plan. The Board may at any time and from time to time amend the Plan in any respect, except that, without the approval within 12 months of such Board action by the stockholders, no amendment shall be made increasing the number of shares approved for the 423 Component of the Plan or making any other change that would require stockholder approval in order for the Plan, as amended, to qualify as an “employee stock purchase plan” under Section 423(b) of the Code.

19. Insufficient Shares. If the total number of shares of Common Stock that would otherwise be purchased on any Exercise Date plus the number of shares purchased under previous Offerings under the Plan exceeds the maximum number of shares issuable under the Plan, the shares then available shall be apportioned among Participants in proportion to the amount of payroll deductions or contributions accumulated on behalf of each Participant that would otherwise be used to purchase Common Stock on such Exercise Date.

20. Termination of the Plan. The Plan may be terminated at any time by the Board. Upon termination of the Plan, all amounts in the accounts of Participants shall be promptly refunded. Unless terminated earlier, the Plan shall automatically terminate on the ten year anniversary of the Effective Date.

21. Compliance with Law. The Company’s obligation to sell and deliver Common Stock under the Plan is subject to applicable laws and the completion of any registration or qualification of the Common Stock under any

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U.S. or non-U.S. local, state or federal securities or exchange control law, or under rulings or regulations of the SEC or of any other governmental regulatory body, and to obtaining any approval or other clearance from any U.S. and non-U.S. local, state or federal governmental agency, which registration, qualification or approval the Company shall, in its absolute discretion, deem necessary or advisable. The Company is under no obligation to register or qualify the Common Stock with the SEC or any other U.S. or non-U.S. securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of such stock.

22. Governing Law. This Plan and all Options and actions taken thereunder shall be governed by, and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware applied without regard to conflict of law principles.

23. Issuance of Shares. Shares may be issued upon exercise of an Option from authorized but unissued Common Stock, from shares held in the treasury of the Company, or from any other proper source.

24. Tax Withholding. Participation in the Plan is subject to any applicable U.S. and non-U.S. federal, state or local tax withholding requirements on income the Participant realizes in connection with the Plan. Each Participant agrees, by entering the Plan, that the Company or any Subsidiary or Affiliate may withhold from a Participant’s wages, salary or other compensation at any time the amount necessary for the Company or any Subsidiary or Affiliate to meet applicable withholding obligations, including any withholding required to make available to the Company or any Subsidiary or Affiliate any tax deductions or benefits attributable to the sale or disposition of Common Stock by such Participant. In addition, the Company or any Subsidiary or Affiliate may withhold from the proceeds of the sale of Common Stock or use any other method of withholding that the Company or any Subsidiary or Affiliate deems appropriate to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f) with respect to the 423 Component. The Company will not be required to issue any Common Stock under the Plan until such obligations are satisfied.

25. Notification Upon Sale of Shares under the 423 Component. Each Participant agrees, by entering the 423 Component of the Plan, to give the Company prompt notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased or within one year after the date such shares were purchased.

26. Effective Date and Approval of Stockholders. The Plan shall take effect on the Closing Date subject to approval by the holders of a majority of the votes cast at a meeting of stockholders at which a quorum is present or by written consent of the stockholders.

27. Equal Rights and Privileges. Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code for the 423 Component of the Plan, all eligible employees who are granted options under the Plan shall have the same rights and privileges.

28. No Right to Continued Service. Neither the Plan nor any compensation paid hereunder will confer on any Participant the right to continue as an employee or in any other capacity.

29. Entire Plan. This Plan constitutes the entire plan with respect to the subject matter hereof and supersedes all prior plans with respect to the subject matter hereof.

DATE APPROVED BY BOARD OF DIRECTORS:

DATE APPROVED BY STOCKHOLDERS:

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APPENDIX A

Designated Companies

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Annex K

Section 262 of the Delaware General Corporation Law

§262 Appraisal rights.

(a) Any stockholder of a corporation of this state who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROXY

STATEMENT/PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Frequency’s Restated Certificate of Incorporation contains provisions that eliminate, to the maximum extent permitted by the DGCL, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Frequency’s Restated Certificate of Incorporation and Amended and Restated Bylaws provide that Frequency shall indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by the DGCL. However, the DGCL prohibits Frequency from limiting the liability of directors for (i) any breach of a director’s duty of loyalty to Frequency or to Frequency’s stockholders,(ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, unlawful payment of dividends or unlawful stock repurchases or redemptions, and (iv) any transaction from which a director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of Frequency’s directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Frequency’s Restated Certificate of Incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of nonmonetary relief, remain available under Delaware law. It also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under Frequency’s Amended and Restated Bylaws, Frequency will also be empowered to enter into indemnification agreements with its directors, officers, employees and other agents and to purchase insurance on behalf of any person whom Frequency is required or permitted to indemnify.

Frequency entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its Restated Certificate of Incorporation and Amended and Restated Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. Frequency believes that these Restated Certificate of Incorporation and Amended and Restated Bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees.

Frequency has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Frequency against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The limitation of liability and indemnification provisions in Frequency’s Restated Certificate of Incorporation and Amended and Restated Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit Frequency and its stockholders. A stockholder’s investment may be harmed to the extent Frequency pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to Frequency’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Frequency has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of Frequency’s directors or officers as to which indemnification is being sought, nor is Frequency aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Under the Merger Agreement, from the closing of the Merger through the sixth anniversary of the closing, Frequency and the surviving corporation agree that all rights to indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of, each present and former director or officer, of Frequency or Korro Bio provided for in the respective organizational documents of Frequency and Korro Bio in effect as of July 14, 2023, the date of the Merger Agreement, shall continue to be honored and in full force and effect.

Under the Merger Agreement, the Restated Certificate of Incorporation and Frequency Amended and Restated Bylaws and the surviving corporation in the Merger, will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Frequency than are presently set forth in the Restated Certificate of Incorporation and Frequency Amended and Restated Bylaws, which provisions shall not be amended, modified or repealed for a period of six years’ time from the closing of the Merger in a manner that would materially and adversely affect the rights thereunder of individuals who, at or prior to the closing, were officers or directors of Frequency.

The Merger Agreement also provides that Frequency shall purchase an insurance policy in effect for six years from the closing, providing at least the same coverage as the current directors’ and officers’ liability insurance policies maintained by Frequency and containing terms and conditions that are not materially less favorable to current and former officers and directors of Frequency.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibit Index

		Incorporated by Reference (if applicable)
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date

2.1*	Agreement and Plan of Merger, dated July 14, 2023, by and among Frequency Therapeutics, Inc., Frequency Merger Sub, Inc., and Korro Bio, Inc.	8-K	001-39062	2.1	7/14/2023

2.2*	Form of Contingent Value Rights Agreement	8-K	001-39062	10.5	7/14/2023

3.1	Restated Certificate of Incorporation of Frequency Therapeutics, Inc.	8-K	001-39062	3.1	10/7/2019

3.2	Amended and Restated Bylaws of Frequency Therapeutics, Inc.	8-K	001-39062	3.1	9/23/2020

4.1	Form of Common Stock Certificate	S-1/A	333-233652	4.1	9/23/2019

4.2	Second Amended and Restated Investors’ Rights Agreement of Frequency Therapeutics, Inc., dated as of July 17, 2019	S-1	333-233652	4.2	9/6/2019

4.3	Description of Frequency Therapeutics, Inc. Securities	10-K	001-39062	4.3	3/26/2020

5.1	Opinion of Latham & Watkins LLP

10.1	Form of Frequency Therapeutics, Inc. Stockholder Support Agreement	8-K	001-39062	10.1	7/14/2023

10.2	Form of Korro Bio, Inc. Stockholder Support Agreement	8-K	001-39062	10.2	7/14/2023

10.3+	Frequency Therapeutics, Inc. 2014 Stock Incentive Plan, as amended and form of option agreements thereunder	S-1	333-233652	10.1	9/6/2019

10.4+	Frequency Therapeutics, Inc. 2019 Incentive Award Plan and form of award agreements thereunder	S-1/A	333-233652	10.2	9/23/2019

10.5+	Frequency Therapeutics, Inc. Non-Employee Director Compensation Program	S-1/A	333-233652	10.3	9/23/2019

10.6	Frequency Therapeutics, Inc. Form of Indemnification Agreement for Directors and Officers	S-1/A	333-233652	10.5	9/23/2019

10.7	Second Amended and Restated Executive Employment Agreement, dated as of September 20, 2019, between David L. Lucchino and Frequency Therapeutics, Inc.	S-1/A	333-233652	10.7	9/23/2019

10.8+	Frequency Therapeutics, Inc. 2019 Employee Stock Purchase Plan	S-1/A	333-233652	10.13	9/23/2019

		Incorporated by Reference (if applicable)
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date

10.9	Indenture of Lease, effective as of January 7, 2020 between HCP/KING 75 Hayden LLC and Frequency Therapeutics, Inc.	10-K	001-39062	10.13	3/26/2020

10.10	Sublease Agreement, dated July 8, 2022, by and between Frequency Therapeutics, Inc. and SalioGen Therapeutics, Inc.	8-K	001-39062	10.1	7/12/2022

10.11	Registration Rights Agreement, dated July 17, 2020, by and among Frequency Therapeutics, Inc. and the Investors named therein	8-K	001-39062	10.2	7/21/2020

10.12+	Separation Agreement, dated as of March 31, 2022, by and between Frequency Therapeutics, Inc. and Peter P. Pfreundschuh	8-K	001-39062	10.1	3/31/2022

10.13+	Employment Agreement, effective February 3, 2020, by and between Frequency Therapeutics, Inc. and Wendy S. Arnold	10-K	001-39062	10.16	3/26/2021

10.14+	Separation Agreement, dated March 23, 2023, by and between Frequency Therapeutics, Inc. and Carl LeBel	8-K	001-39062	10.1	3/9/2023

10.15+	Separation Agreement, dated February 17, 2023, by and between Frequency Therapeutics, Inc. and Wendy Arnold	10-Q	001-39062	10.1	5/12/2023

10.16+	Amendment to Letter Agreement, dated June 1, 2023, by and between Frequency Therapeutics, Inc. and Richard Mitrano	8-K	001-39062	10.1	6/6/2023

10.17+	Separation Agreement, dated as of July 28, 2023, by and between Frequency Therapeutics, Inc. and Christopher Loose	8-K	001-39062	10.1	7/31/2023

10.18+#	Korro Bio, Inc. 2023 Stock Option and Incentive Plan, and form of award agreements thereunder

10.19+#	Korro Bio, Inc. 2023 Employee Stock Purchase Plan

10.20+#	Korro Bio, Inc. 2019 Stock Incentive Plan, and form of award agreements thereunder

10.21#	Lease Agreement, by and between Korro Bio, Inc. and ARE-MA Region No. 59, LLC, dated August 10, 2020, as amended on March 2, 2021

10.22+#	Offer Letter, dated October 26, 2020, by and between Korro Bio, Inc. and Ram Aiyar

10.23+#	Employment Agreement, dated March 12, 2021, by and between Korro Bio, Inc. and Vineet Agarwal

10.24+#	Employment Agreement, dated March 29, 2023, by and between Korro Bio, Inc. and Shelby Walker

10.25+#	Employment Agreement, dated January 20, 2023, by and between Korro Bio, Inc. and Steve Colletti

Incorporated by Reference (if applicable)
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date

10.26+#	Employment Agreement, dated March 3, 2021, by and between Korro Bio, Inc. and Todd Chappell

10.27#	Third Amended and Restated Investors’ Rights Agreement of Korro Bio, Inc., dated November 8, 2021

21.1	Subsidiaries of Frequency Therapeutics, Inc.	10-K	001-39062	21.1	3/10/2023

21.2#	Subsidiaries of Korro Bio, Inc.

23.1	Consent of RSM US LLP, Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

24.1#	Power of Attorney (included on signature page to registration statement)

99.1	Form of Proxy Card

99.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

99.3#	Consent of Cowen and Company, LLC

99.4#	Consent of Ram Aiyar to be named as a director

99.5#	Consent of Ali Behbahani to be named as a director

99.6#	Consent of Nessan Bermingham to be named as a director

99.7#	Consent of Jean-Francois Formela to be named as a director

99.8#	Consent of Timothy Pearson to be named as a director

107#	Filing Fee Table

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*

Annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

**	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#	Filed previously.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act to any purchaser, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15 (d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15 (d) of the Exchange Act) that is provided in this proxy statement/prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (a)(5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is provided in this proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-7

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Lexington, Commonwealth of Massachusetts, on the 28th day of September, 2023.

Frequency Therapeutics, Inc.

By:	/s/ David L. Lucchino
Name:	David L. Lucchino
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ David L. Lucchino David L. Lucchino	President, Chief Executive Officer and Director (Principal Executive Officer)	September 28, 2023

/s/ Richard Mitrano Richard Mitrano	Vice President, Finance and Operations (Principal Financial and Accounting Officer)	September 28, 2023

* Timothy J. Barberich	Vice Chairperson and Director	September 28, 2023

* Cynthia L. Feldmann	Director	September 28, 2023

* Michael Huang	Director	September 28, 2023

* Robert S. Langer, ScD	Director	September 28, 2023

*By	/s/ David L. Lucchino
Name:	David L. Lucchino
Title:	Attorney-in-Fact